Form 20-F
period 2011-12-31
Box Ships Inc.
filed 2012-03-16
CIK 1504795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-35132

BOX SHIPS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive offices)

Mrs. Maria Stefanou +30 210 891-4600, m.stefanou@box-ships.com 15 Karamanli Ave., GR 166 73, Voula, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common share, $0.01 par value	New York Stock Exchange

Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2011, there were 16,317,000 shares of the registrant’s common stock, par value $0.01 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. In some cases, words such as “believe”, “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, such matters as:

•	our expectations of our ability to pay dividends on our common stock;

•	our future financial condition or results of operations and future revenues and expenses;

•	our ability to identify and acquire additional containerships;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to repay our debt and obtain additional financing;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;

•	the need to establish reserves that would reduce dividends on our common stock;

•	future supply of, and demand for, products suitable for shipping in containers;

•	our charterers’ performance of their obligations under our time charters;

•	the adequacy of our insurance arrangements;

•	the ability to leverage the relationships and reputations of Allseas Marine S.A. in the shipping industry;

•	the ability to maximize the use of vessels;

•	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the ability to compete successfully for future chartering and newbuilding opportunities;

•	the expenses under service agreements with other affiliates of Box Ships Inc. and Allseas Marine S.A.;

•	the anticipated taxation of our company and distributions to our shareholders;

•	the expected life span of our vessels;

•	anticipated funds for liquidity needs and the sufficiency of cash flows; and

•	our business strategy and other plans and objectives for future operations.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this annual report. We undertake no obligation, except as required by law, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies; fluctuations in currencies and interest rates; general market conditions, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the containership shipping industry; changes in our operating expenses, including bunker prices, drydocking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; and other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Please note in this annual report, “we,” “us,” “our,” and “the Company,” all refer to Box Ships Inc. and its subsidiaries, unless otherwise stated.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected financial data

The selected data presented below reflect the operations of Box Ships Inc. and the combined operations of Ardelia Navigation Ltd., or Ardelia, and Eridanus Trading Co., or Eridanus, both wholly-owned subsidiaries of Paragon Shipping Inc., or Paragon Shipping, which owned the vessels Box Voyager and Box Trader, respectively, from their dates of delivery from the shipyard until their delivery to us. Our acquisition of these vessels has been accounted for as an acquisition of a business. Please refer to “Item 5. Operating and Financial Review and Prospects” for our management’s discussion of these results.

Box Ships Inc. / Box Ships Inc. and subsidiaries

The following historical information was derived from the audited financial statements of Box Ships Inc. as of December 31, 2010 and for the period from May 19, 2010, referred to herein as Inception, to December 31, 2010, and the audited consolidated financial statements of the Company as of December 31, 2011 and for the year ended December 31, 2011, and the related notes, included elsewhere in this annual report. We refer you to the notes to the audited financial statements of Box Ships Inc. and the audited consolidated financial statements of the Company for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements, related notes and other financial information included herein.

(Expressed in United States Dollars, except for share data)	For the period from May 19, 2010 (inception) to December 31, 2010	For the year ended December 31, 2011
Net Revenues	$—	$38,272,662
Voyage expenses	—	486,158
Vessels operating expenses	—	8,170,703
Vessels operating expenses—related party	—	246,744
Management fees charged by a related party	—	1,350,685
Depreciation	—	8,050,079
General and administrative expenses	2,051	1,057,119
General and administrative expenses—related party	—	1,443,350

Operating (loss) income	(2,051)	17,467,824

Total other expenses, net	(1,771)	(4,514,438)

Net (loss) / income	(3,822)	12,953,386

(Loss) / Earnings per capital stock / common share, basic and diluted	$(38.22)	$0.83

Weighted average number of capital stock / common shares, basic and diluted	100	15,433,519
Dividends declared per share	$—	$0.45

(Expressed in United States Dollars)	December 31, 2010	December 31, 2011
Total current assets	$—	$16,294,791
Fixed assets, net	—	366,969,347
Other non-current assets	425,142	18,146,748

Total Assets	425,142	401,410,886

Current liabilities	428,964	22,357,768
Long-term liabilities	—	196,692,041
Total Liabilities	428,964	219,049,809
Total stockholders’ (deficit) / equity	(3,822)	182,361,077

Total Liabilities and Equity	$425,142	$401,410,886

Ardelia Navigation Ltd. And Eridanus Trading Co. (collectively, the “Owning Companies”)

Ardelia was incorporated in Liberia on June 15, 2010, and was the owner of the Liberian flag 3,426 TEU 2010-built containership Box Voyager. Eridanus was incorporated in Liberia on July 1, 2010, and was the owner of the Liberian flag 3,426 TEU 2010-built containership Box Trader. Ardelia and Eridanus are both wholly owned subsidiaries of Paragon Shipping. The following historical information was derived from the audited combined financial statements of the Owning Companies for the period from June 15, 2010 (the inception date of Ardelia, which was the earliest inception date) to December 31, 2010 and the audited combined statements of operations for the period from January 1, 2011 to April 28, 2011 (the last date the Box Voyager the Box Trader were owned by Ardelia and Eridanus, respectively), and related notes, included elsewhere in this annual report. Following the Company’s Initial Public Offering, the vessels were sold and delivered to the Company on April 29, 2011. We refer you to the notes to the audited combined financial statements of the Owning Companies for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements, related notes and other financial information included herein.

(Expressed in United States Dollars)	For the period from June 15, 2010 to December 31, 2010	For the period from January 1, 2011 to April 28, 2011
Net Revenues	$5,431,570	$4,664,540
Voyage expenses	23,261	25,659
Vessels operating expenses	1,469,565	1,024,956
Vessels operating expenses—related party	103,848	45,382
Management fees charged by a related party	303,341	204,948
Depreciation	1,357,338	963,881

Operating income	2,174,217	2,399,714

Total other expenses, net	(652,406)	(503,305)

Net income	$1,521,811	$1,896,409

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Some of the following risks relate principally to us, the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Industry Specific Risk Factors

The container shipping industry is cyclical and volatile, with charter hire rates and profitability currently at depressed levels, and the recent global economic recession has resulted in decreased demand for container shipping, which may negatively impact our operations.

Our growth will generally depend on continued growth in world and regional demand for container shipping services, and the recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. According to Drewry Shipping Consultants Ltd., or Drewry, containership charter rates improved in

2010, but declined substantially in 2011, as a result of excess capacity on the key east-west routes, the reluctance of liners to cull services in the first six months of the year and a fight for market share between certain liner companies. The fight for market share has ceased and freight rates and charter rates have stabilized in 2012 to date, but rates remain significantly below their historical averages.

Fluctuations in charter rates result from changes in the supply of and demand for containership capacity and changes in the supply of and demand for the major products internationally transported by containerships. The factors affecting the supply of and demand for containerships and supply of and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply of and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older containerships;

•	containership owner access to capital to finance the construction of newbuildings;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming to conserve fuel;

•	the number of containerships that are out of service; and

•	port congestion and canal closures.

Our ability to charter additional vessels we may acquire and recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter them at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, have recently declined, with only marginal improvement in 2010 and the first half of 2011 before declining sharply again in the second half of 2011. Freight rates and charter rates have stabilized in 2012 to date but remain significantly below their historical averages, which has adversely affected the profitability of liner companies. The financial challenges faced by liner companies, some of which announced substantial losses for periods of 2011, and efforts to obtain third party aid to restructure their obligations, have reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under our time charters, and any new charter arrangements we are able to secure may be at lower rates, which would adversely affect our results of operations, cash flows and ability to pay dividends in amounts anticipated or at all.

We are dependent on a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

Our two 2010-built 3,400 TEU containerships, the Box Trader and the Box Voyager, are each employed on time charters to Compania Sud Americana De Vapores S.A., or CSAV Valparaiso expiring in 2012 and the Maule, our 6,500 TEU 2010-built containership, is also employed on a time charter with CSAV Valparaiso expiring in 2016, which charters collectively comprised 47% of our revenue for the year ended December 31, 2011. Our two 2007-built 5,100 TEU containerships, the CMA CGM Kingfish and the CMA CGM Marlin, are each employed on time charters to CMA CGM expiring in 2014. In addition, the Maersk Diadema, formerly the MSC Siena, our 4,500 TEU 2006-built containership, and the MSC Emma, our 5,060 TEU 2004-built containership, are currently employed on time charters with A.P. Moller—Maersk A/S, or Maersk and Mediterranean Shipping Co. S.A., or MSC, respectively, that each expire in 2014.

With any improvement in the charter market, we will seek to re-employ our containerships upon the termination or expiration of the charters described above, and to employ any additional vessels we acquire, pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. Some liner companies, including our charterers, have publicly acknowledged the financial difficulties facing them, publicly forecasted substantial losses for 2011 and announced efforts to obtain third-party aid and restructure their obligations, including under charter contracts. In addition, in recent years there have been significant examples of consolidation in the container shipping industry, including recently announced alliances between major liner companies; at present, there are over 200 liner companies, but according to Drewry, the top 10 and top 20 companies, including subsidiaries, accounted for approximately 66% and 88% of global liner capacity, respectively, as of February 2012. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with these liner companies or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, and our ability to pay dividends in the amounts anticipated or at all.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

The size of the containership orderbook has increased in the last 12 months and newbuilding containerships with an aggregate capacity of 4.30 million TEU were on order, representing 28.1% of the total fleet capacity as of January 2012, according to Drewry. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates, which could impact the rate at which we are able to recharter our current fleet or charter any additional vessels we acquire. If such a reduction continues in the future, we may only be able to recharter vessels in our current fleet, including the charters for two of our vessels that are scheduled to expire in August 2012, or charter any additional vessels we acquire, for reduced rates or unprofitable rates or we may not be able to recharter our containerships, or charter any additional vessels we acquire, at all.

If economic conditions throughout the world do not improve, it will impede our operations and our ability to implement our growth successfully.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our operations and our ability to implement our growth successfully.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP decreased to approximately 9.5% for the year ended December 31, 2011, as compared to approximately 10.3% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our operations and ability to implement our growth successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the incipient global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in (i) the cost of goods exported from China; (ii) the length of time required to deliver goods from China; and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders in amounts anticipated or at all.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment, or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

The containership industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse affect on us.

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and ability to pay dividends in amounts anticipated or at all.

An increase in operating costs could adversely affect our cash flows and financial condition.

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of a recent increase in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

Fuel, or bunker prices, may adversely affect profits.

The cost of fuel is a significant factor in negotiating charter rates and will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply of and demand for oil, actions by members of the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our container shipping business.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for containerships. In addition, it is unclear what financial costs any new security procedures might create for containership owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our ability to attract customers and therefore have an adverse impact on our ability to operate our vessels profitably.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could negatively impact our results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operations of our containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of any containership that we will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the cost of compliance with any new regulation that may be adopted by the United Nations Framework Convention on Climate Change may be

substantial or we may face substantial taxes on bunkers. Additionally, we cannot predict the costs of compliance with any new laws or regulations that may be adopted by the United States as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

In addition, we will be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements could be costly.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our containerships will also be affected by the requirements set forth in the International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on the ability of Allseas Marine S.A., or Allseas or our Manager, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that is responsible for the technical and commercial management of the vessels in our fleet, and us to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, or our Manager, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	business interruptions caused by mechanical failures;

•	fire, explosions or collisions;

•	human error;

•	war;

•	terrorism; and

•	piracy and other circumstances or events.

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and

2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities of non-U.S. companies and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea, and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a 180-day prohibition on calling at any U.S. port and enhanced vessel inspections, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria.

Although we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, not to invest, in our company. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1990, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. We may not maintain sufficient insurance to cover all environmental risks and environmental claims may have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends in the amounts anticipated or at all in the future.

Company Specific Risk Factors

We have not been in compliance with a financial covenant contained in one of our loan agreements.

Our loan agreements, which are secured by mortgages on our vessels, require us to comply with specified collateral coverage ratios and satisfy certain financial and other covenants. In general, these financial covenants require us, among other things, to maintain (i) a maximum market adjusted leverage ratio; (ii) minimum liquidity; (iii) a maximum ratio of total liabilities to EBITDA; (iv) a minimum market value adjusted net worth or net worth; (v) a minimum ratio of EBITDA to net interest expenses and (vi) a maximum ratio of total debt to EBITDA.

A violation of any of these covenants constitutes an event of default under our loan agreements, which, unless waived or modified by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

As of December 31, 2011, we were not in compliance with the net worth covenant contained in our $30.3 million loan agreement with Commerzbank AG, or Commerzbank, which requires us to maintain a minimum net worth of at least $150.0 million. This breach was cured as the loan agreement was amended. The amended loan agreement requires that the net worth be above $130.0 million in the fourth quarter of 2011, above $125.0 million in the first quarter of 2012, above $130.0 million in the second through fourth quarters of 2012 and be restored to at least $150.0 million with effect from January 1, 2013. This breach constituted an event of default under our loan agreement with Commerzbank and, absent the waiver, together with the cross-default provisions in our secured loan agreements discussed below, could have resulted in the lenders requiring immediate repayment of all of our secured loans.

Our lenders may not extend our waiver if we are not in compliance with the original covenant when the waiver expires. Accordingly, our lenders could accelerate our indebtedness and foreclose their lien on our vessel securing our loan agreement with Commerzbank, which would impair our ability to conduct our business and continue as a going concern.

In addition, under the terms of our loan agreements, our payment of dividends or other payments to shareholders is subject to no event of default. See “Item 8. Financial Information—Dividend Policy.”

Furthermore, all of our secured loan agreements contain a cross-default provision that may be triggered by a default under one of our other secured loan agreements. A cross-default provision means that a default on one loan would result in a default on all other loans. Because of the presence of cross default provisions in all of our secured loan agreements, the refusal of any one lender under our secured loan agreements to grant or extend a waiver could result in all of our secured indebtedness being accelerated, even if our other lenders under our secured loan agreements have waived covenant defaults under the respective loan and credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Moreover, in connection with any additional waivers of or amendments to our loan agreements that we may obtain in the future as a result of additional breaches of the financial and other covenants contained in our secured loan agreements, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing loan agreements. These restrictions may restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Our secured loan agreements contain restrictive covenants that may limit our liquidity and corporate activities, including the payment of dividends.

In addition to certain financial covenants relating to our financial position, operating performance and liquidity, the operating and financial restrictions and covenants in our secured loan agreements could adversely affect our capital needs or our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•	incur and guarantee additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	pay dividends in amounts anticipated or at all;

•	make capital expenditures;

•	change our ownership or structure, including engaging in mergers, consolidations, liquidations or dissolutions;

•	adjust and alter existing charters;

•	enter into a new line of business;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•

appoint a Chairman or Chief Executive Officer other than Michael Bodouroglou or change the composition of our board of directors or executive management without the prior written consent of our lenders;

•	terminate our charters prior to their stated termination dates; and

•	sell, transfer, assign or convey assets.

In addition, under these covenants, we are required to maintain minimum liquidity ranging between the greater of $750,000 per vessel owned and $10.0 million in the aggregate and certain pledged deposits with our lenders.

Furthermore, under our secured loan agreements, an event of default may be deemed to have occurred if our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, ceases to own at least 10% of the total issued and outstanding share capital of Box Ships Inc. Based on our interpretation of the loan agreements and advice we have received from our lenders, Mr. Bodouroglou’s ownership of our share capital includes indirect interests in Box Ships Inc. through Mr. Bodouroglou’s ownership interest in Paragon Shipping. However, we cannot assure you that a court of competent jurisdiction would interpret the meaning of Mr. Bodouroglou’s ownership of our share capital in accordance with our interpretation.

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions do not improve or worsen, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our secured loan agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under any of our secured loan agreements could also result in foreclosure on any of our vessels and other assets securing the related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

In addition, our discretion is limited because we may need to obtain the consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain our lenders’ consent when needed. This may prevent us from taking actions that are in our shareholders’ best interest.

The current low containership charter rates and values and any future declines in these rates may affect our ability to comply with various covenants in our secured loan agreements.

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. The market value of containerships is sensitive, among other things, to changes in the containership charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the market value of our vessels further deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

If we fail to comply with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, arrest the vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In addition, if we were unable to obtain waivers, we could be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and which could trigger further defaults under our loan agreements. If our indebtedness was accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Furthermore, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We are subject to certain risks with counterparties on contracts, including our charterers under our time charter agreements on which we depend for substantially all of our revenues, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants in our loan agreements.

We have entered into various contracts, including time charter agreements with our customers. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control, including, among other things, general economic conditions, the condition of the container shipping industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses.

As of the date of this annual report, we employed our seven containerships under time charters with a weighted average remaining charter duration of 26 months (weighted by aggregate TEU capacity) with four customers and we plan to employ any additional vessels we acquire on time charters. Recently, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters, and our customers may fail to pay charter hire or attempt to renegotiate charter rates. The time charters on which we employ most of our vessels provide for charter rates that are significantly above market rates as of March 2012. Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased containership charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

In addition, under our $30.0 million loan agreement with UniCredit Bank AG, or UniCredit, if our charter with Maersk, for the vessel mortgaged thereunder, the Maersk Diadema (formerly the MSC Siena), is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under such loan agreement. Furthermore, under our $100.0 million loan agreement with ABN AMRO Bank N.V., or ABN AMRO, if any of our charters with CSAV Valparaiso, for the vessels mortgaged thereunder, the Box Voyager, the Box Trader and the Maule, is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under such loan agreement if the charter were not replaced within 60 days by another charter and with a charterer approved by the lender.

We may not be able to secure adequate financing to acquire or identify additional vessels beyond our current fleet, which result could adversely affect our business.

We have limited cash resources and no borrowing capacity and we may not be successful in entering into any other financing arrangements. All of the vessels in our fleet are being used as collateral to secure our secured loan agreements. In addition, we may not be able to identify additional vessels beyond our current fleet for acquisition at attractive prices or at all. To the extent we are unable to identify additional vessels suitable for acquisition or obtain acquisition financing on acceptable terms or at all, we may not be able to acquire additional vessels beyond our current fleet, which result could adversely affect our business.

We may be unable to locate suitable vessels for acquisition which would adversely affect our ability to expand our business.

Our business strategy is dependent on identifying and purchasing suitable vessels. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business would be adversely affected.

One of the containerships in our current fleet, the Maule, is subject to a purchase option held by its charterer, which, if exercised, could reduce the size of our containership fleet and result in the loss of a substantial portion of our future revenues.

The charter with respect to the Maule includes an option for its charterer, CSAV Valparaiso, to purchase such vessel upon the expiration of the charter, which is expected to be in May 2016, provided that the option is exercised at least six months prior to the expiration of the term of the charter at a price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated with us, which is more than $20.0 million less than the purchase price that we paid for the vessel. If CSAV Valparaiso were to exercise this option with respect to the Maule, the size of our fleet would be reduced. As a result of the periodic scarcity of secondhand containerships available for acquisition and the length of time required prior to delivery of newbuildings, we may be unable to replace the Maule with a comparable vessel, or any other vessel, quickly or, if containership values are higher than the option exercise price as currently anticipated, at a cost equal to the option exercise price paid by CSAV Valparaiso. As a result, if this purchase option were to be exercised, the expected size of our fleet would be reduced and our anticipated revenues would be reduced.

We are a recently organized corporation with limited operating history and Paragon Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

We were formed by Paragon Shipping (NYSE: PRGN) and completed the initial public offering of our common stock in the United States, or our Initial Public Offering, in April 2011. Because we are a recently organized corporation with a limited operating history, you will have little basis on which to evaluate our performance.

Paragon Shipping currently owns approximately 21.1% of our outstanding shares of common stock. However, Paragon Shipping has not and will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

Our Manager has limited experience with respect to the containership sector and may not be able to successfully address the variety of vessel management risks in the containership sector or develop and maintain commercial relationships with leading liner companies, which could adversely affect our containership business and results of operations.

Our business strategy relies to a significant extent on our ability to successfully operate containerships, which include unique risks involving, among other things, the speeds at which containerships travel in order to move cargoes around the world quickly and minimize delivery delays, the loading or unloading of containers with highly varied cargoes and industry specific inspection procedures. In addition, we will be required to access attractive chartering opportunities by developing and maintaining relationships with established container liner companies. Our ability to establish containership industry relationships and a reputation for customer service and safety, as well as to acquire and renew charters with leading liner companies, will depend on a number of factors, including our ability to crew our vessels with experienced containership crews and the ability to manage such risks.

We believe that maintaining a modern and technologically advanced fleet, capitalizing on our Manager’s experience in the commercial management of vessels and Paragon Shipping’s reputation as an owner with high safety and operating standards, as well as on our senior management’s experience in the shipping industry, will be important factors in acquiring and retaining major container liner company charterers. However, given our limited operating history and the limited experience of our Manager with respect to the containership industry, which began providing technical and commercial management services to containership vessels in 2010, we may not be able to successfully operate containerships or to develop and maintain the commercial relationships or to replace them in the event any of these relationships are terminated, which would adversely affect our business prospects and profitability.

We may not be able to implement our growth effectively.

Our business plan is to identify and acquire suitable containerships at favorable prices and to employ our vessels on short- to medium-term time charters of one to five years with staggered maturities. Our business plan therefore depends on our ability to acquire containerships in addition to our current fleet, successfully re-employ our vessels and charter our vessels in the future at favorable rates.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to grow our business or that we will not incur significant expenses and losses in connection with this plan. Our failure to effectively identify, purchase, develop and integrate additional vessels could impede our ability to implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as cost-savings or cash flow enhancements;

•

incur or assume unanticipated liabilities, losses or costs associated with any additional vessels or businesses acquired, particularly if any additional vessel we acquire proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Moreover, we plan to finance potential future expansions of our fleet through equity financing, which we expect will mainly consist of issuances of additional shares of our common stock, or with borrowings under any credit facilities we may enter into in the future. If we are unable to complete equity issuances at prices that we deem acceptable, our cash on hand is insufficient, or we cannot enter into future credit facilities on favorable terms, we may need to revise our growth plan or consider alternative forms of financing.

If we cannot successfully re-employ the vessels in our current fleet or charter additional vessels we may acquire in the future, we may incur net losses.

Our business plan is to identify and acquire suitable vessels, in addition to our current fleet, at favorable prices and, as market conditions warrant, employ our vessels on short- to medium-term time charters ranging from one to five years with staggered maturities. As of the date of this annual report, we employed each of the seven containerships in our current fleet under time charters with a weighted average remaining charter duration of 26 months. Under the terms of our $30.0 million loan agreement with UniCredit, however, we are required to obtain the consent of such lender to charter the Maersk Diadema, under a charter of more than 12 months following the completion of that vessel’s current charter in January 2014, or any extensions thereof pursuant to the charterer’s four successive one-year option periods. Under the terms of our $100.0 million loan agreement with ABN AMRO, we are required to obtain the consent of such lender to charter the Box Voyager, the Box Trader and the Maule under charters of more than 12 months following the completion of the vessels’ current charters in August 2012, August 2012 and May 2016, respectively. In addition, given the current depressed conditions of the containership market, it is possible that we may acquire a vessel without having a chartering agreement in place or without having a profitable charter in place for such vessel, and we may not find a suitable employment for a substantial period of time after taking delivery of such vessel. We would still be incurring costs related to administrative costs, vessel maintenance and general business expenses, but would be generating no income or income below our operating costs. If we are unable to secure suitable re-employment for our current fleet or obtain suitable employment for any vessels that we may acquire in accordance with our business strategy while incurring operating expenses, our business would be adversely affected.

Our growth in the future depends on our ability to successfully re-employ our vessels and charter the vessels we may acquire in the future, for which we will face substantial competition.

We plan to re-employ our current fleet and initially employ any vessels we may acquire in the future on short- to-medium term time charters ranging from one to five years with staggered maturities, consistent with our chartering policy. The process of obtaining new medium-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have more experience in the containership sector than we have and significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, we may be unable to obtain new customers on a profitable basis, if at all, which will impede our ability to implement our growth successfully.

Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, we may have to employ our containerships at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our containerships profitably to allow us to implement our growth strategy successfully, pay dividends in amounts anticipated or at all or repay our debt.

Paragon Shipping and its affiliates may claim business opportunities that would benefit us.

Paragon Shipping is contractually prohibited from competing with us in the international containership industry. We have entered into an agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that provides that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

Nevertheless, Paragon Shipping and its affiliates may claim business opportunities that would benefit us and compete with us in the international containership industry. For example, if we do not exercise our options to acquire one or both of the newbuilding containerships Paragon Shipping has entered into contracts to build and has granted us the options to acquire, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities. We may exercise our options to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us.

In addition, notwithstanding our non-competition agreement with Paragon Shipping, Paragon Shipping may claim other business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the international containership industry, and this could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

Our purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes growing our fleet through the acquisition of secondhand vessels. The acquisition of secondhand vessels does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. These repairs may require us to put a vessel in drydock, which would reduce our fleet utilization. In addition, when purchasing secondhand vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased competition in technological innovation could reduce the demand for our vessels and our ability to successfully implement our business strategy.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels or our ability to employ or re-employ our vessels at all.

Our executive officers and the officers of our Manager will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and the officers of our Manager will be involved in other Paragon Shipping business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully. The actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

Our executive officers and directors and our Manager have conflicts of interest and limited duties, which may permit them to favor interests of Paragon Shipping or its affiliates above our interests and those of holders of our common stock.

Conflicts of interest may arise between Paragon Shipping, our Manager, and its affiliates, on the one hand, and us and our shareholders, on the other hand. These conflicts include, among others, the following situations:

•

Our Chairman, President and Chief Executive Officer serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping and our Chief Financial Officer serves as a financial officer of Paragon Shipping Inc. Our Chief Executive Officer is also the beneficial owner of all of the capital stock of our Manager and Crewcare Inc., or Crewcare, our manning agent. Therefore, these individuals may favor the interests of Paragon Shipping, Allseas or their affiliates and may not provide us with business opportunities that would benefit us.

•

Our Manager advises our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders.

•	Our executive officers and those of our Manager will not spend all of their time on matters related to our business.

•	Our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

As a result of these conflicts, our Manager may favor its own interests, the interests of Paragon Shipping and the interests of its affiliates over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Paragon Shipping and/or its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, serves as an executive officer and director of Paragon Shipping and our Chief Financial Officer, Mr. Robert Perri, serves as a financial officer of Paragon Shipping. As a result, these individuals have fiduciary duties to manage the business of Paragon Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Paragon Shipping and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Paragon Shipping or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the international containership industry. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

However, we have entered into a non-competition agreement with Paragon Shipping and Mr. Michael Bodouroglou that provides that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

We are dependent on Allseas for the commercial and technical management of our fleet, as well as to provide us with our executive officers, and the failure of Allseas to satisfactorily perform its services may adversely affect our business.

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides us with the services of our executive officers, who report directly to our board of directors. In addition, as we have subcontracted the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas’ services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. We may have rights against Allseas if it defaults on its obligations to us but you will have no recourse directly against Allseas. Further, we are required to seek approval from our lenders under our secured loan agreements to change our commercial and technical manager.

Since Allseas is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential problems that might affect Allseas that could have a material adverse effect on us.

The ability of Allseas to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Allseas’ financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless Allseas began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Allseas, even though these problems could have a material adverse effect on us.

Our Chairman, President and Chief Executive Officer has affiliations with Allseas which may create conflicts of interest.

Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas and Mr. Bodouroglou. To the extent that entities affiliated with Mr. Bodouroglou, other than us, or Allseas own or operate vessels that may compete for employment or management services in the future, Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Allseas currently provides management services to vessels in Paragon Shipping’s fleet and our fleet. Entities affiliated with Mr. Bodouroglou may acquire vessels that may compete with our vessels in the future, subject to an agreement entered into among the Company, Paragon Shipping and Mr. Bodouroglou, which prohibits Mr. Bodouroglou or entities affiliated with him, including Paragon Shipping, from acquiring or chartering container vessels without our prior written consent, and pursuant to which we have agreed not to acquire or charter drybulk vessels without the prior consent of Mr. Bodouroglou, entities controlled by him or Paragon Shipping, as applicable. To the extent that we believe it is in our interest to grant such consent and Mr. Bodouroglou, entities controlled by him or Paragon Shipping acquires containerships, such vessels may compete with our fleet. Allseas is not a party to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to containerships other than ours. These conflicts of interest may have an adverse effect on our results of operations.

Our ability to obtain additional debt financing in the future may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels in the future or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Pursuant to an executive services agreement, Allseas provides us with the services of our executive officers, who report directly to our board of directors. Our success depends upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends in the amounts anticipated or at all. We do not intend to maintain “key man” life insurance on any of our officers or other members of our management team.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We are insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. As a result of such membership, the P&I Associations provide us coverage for such tort and contractual claims. We also carry hull and machinery insurance and war risk insurance for our fleet. We insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We also maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We may not be adequately insured against all risks and particular claims may not be paid by our insurers.

In addition, we cannot assure you that we will be able to obtain adequate insurance coverage for our fleet in the future or renew our insurance policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

We operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

We generate substantially all of our revenues in U.S. dollars and incur a portion of our expenses in other currencies, and therefore exchange rate fluctuations could have an adverse impact on our results of operations.

We generate a majority of our revenues in U.S. dollars and incur a portion of our expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flows from operations. Further declines in the value of the U.S. dollar could also lead to higher expenses payable by us.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

For the 2011 taxable year, we believe that we and our subsidiaries qualified for this statutory tax exemption and we intend to take this position on our U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income for future taxable years. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our shares of common stock owned, in the aggregate, 50% or more of our outstanding shares of common stock for more than half the days during the taxable year. It is possible that the ownership threshold could be met for any taxable year. In such a case, we may not qualify for exemption unless we can establish that among the closely-held group of five percent shareholders, there are sufficient five percent shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified five percent shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient five percent that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and we may not be able to satisfy them. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 for any taxable year, they could be subject for such year to an effective 2% United States federal income tax on the shipping income they derive during the year which is attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have certain adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income, rather than rental income. Income we derive or are deemed to have derived from time or voyage chartering activities (whether directly or through participation in a pool) should not constitute “passive income,” and any assets that we may own and operate in connection with the production of that income should not constitute passive assets. However, any gross income that we derive or are deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute “passive income,” and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, IRS or a court of law may not accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.

If we are treated as a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders, as discussed below under “Tax Considerations”), such U.S. holders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our units, common stock or warrants, as the case may be, as if the excess distribution or gain had been recognized ratably over such U.S. holder’s holding period for such common stock, as the case may be, and may be subject to certain information reporting obligations. Please see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

We may not pay dividends in the amounts anticipated or at all.

On March 2, 2012, we paid a dividend of $0.30 per share with respect to the fourth quarter of 2011. On November 29, 2011, we paid a dividend of $0.30 per share with respect to the third quarter of 2011 and on August 24, 2011, we paid a dividend of $0.15 per share with respect to the second quarter of 2011. Our policy is to pay quarterly dividends to shareholders, in February, May, August, and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydocking, surveys and other purposes as our board of directors may from time to time determine. The amount of cash available for distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of our vessels;

•	delays in the delivery of any vessels we agree to acquire in the future;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash available for distribution also depends upon other factors, such as:

•	the level of capital expenditures we make, including for maintaining the vessels in our fleet and acquiring new vessels, which we expect will be substantial;

•	our debt service requirements and restrictions on distributions contained in our secured loan agreements and future financing agreements;

•	fluctuations in our working capital needs; and

•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

Our dividend policy may be affected by restrictions on distributions under our secured loan agreements, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions, or if we are otherwise in default under our secured loan agreements, we would be prohibited from making cash distributions to you, notwithstanding our stated cash dividend policy. In addition, the declaration and payment of dividends is subject at all times to the discretion of our board directors and compliance with the laws of the Republic of the Marshall Islands. Please see “Item 8. Financial Information—A. Consolidated statements and other financial information—Dividend Policy.”

In January 2012, we announced that, consistent with our dividend policy described above, we anticipated paying dividends with respect to the fourth quarter of 2011 and the first quarter of 2012 in line with the $0.30 per share dividend paid with respect to the third quarter of 2011. We currently anticipate paying aggregate dividends with respect to the four calendar quarters of 2012 equal to approximately $1.00 per share, assuming (i) drydockings of two of our vessels during the second quarter of 2012 for the anticipated period of time and resulting off-hire days and expense; (ii) the continued performance of our current time charters and no unexpected off-hire periods; (iii) that we do not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established from time to time by the board of directors, (iv) no material changes in vessel operating or financing expenses; and (v) the renewal of two of our existing time charters upon their expiration in 2012 at rates consistent with our current expectations for the charter market at such time. The declaration and payment of any dividend will be determined at the sole discretion of our board of directors. We may not pay dividends in the amounts stated above or at all during these periods, and our ability to pay such dividends will be subject to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our board of directors.

Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

Our dividend policy is to pay quarterly dividends to shareholders, in February, May, August and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydocking, surveys and other purposes as our board of directors may from time to time determine. In determining the amount of cash available for distribution after payment of our cash expenses, our board of directors determines appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our secured loan agreements, the requirements of Marshall Islands law, the acquisition of additional vessels, drydocking costs, repairs, claims and other liabilities and obligations. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest all of their cash for acquisitions.

We believe that we will generally finance any capital expenditures from cash balances and external financing sources, including future equity issuances, borrowings under additional credit facilities we may enter into in the future and potential debt issuances. To the extent we do not have sufficient cash balances or are unable to obtain external financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to our shareholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities that we may enter into in the future. We anticipate growing our fleet through the acquisition of vessels, which would increase the level of our maintenance capital expenditures.

Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards.

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. For example, we expect to incur costs of approximately $1.0 million in the second quarter of 2012 in connection with drydocks relating to the CMA CGM Kingfish and the CMA CGM Marlin. Significant maintenance capital expenditures may reduce the amount of cash available for distribution to our shareholders.

We will be required to make substantial capital expenditures to expand the size of our fleet, which may diminish our ability to pay dividends in amounts anticipated or at all, increase our financial leverage, or dilute our shareholders’ ownership interest in us.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing vessels from other parties or newbuilding vessels, which we refer to as newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 10% to 30% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately one to three years from the order). We expect to fund such capital expenditures with future equity issuances and interim debt, which would dilute our quarterly per-share dividends and reduce the cash available for quarterly dividends, respectively, prior to generating cash from the operation of the newbuilding. If equity financing is not available on favorable terms, we may have to use debt financing. If we finance all or a portion of these acquisition costs by issuing debt securities, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuilding. Any interest expense we incur in connection with financing our vessel acquisitions, including capitalized interest expense, will decrease the amount of our dividends.

To fund expansion capital expenditures, we may be required to use cash balances, cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends in amounts anticipated or at all. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to shareholders in amounts anticipated or at all. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder ownership or dividend dilution.

Restrictions in, or interest payments required by, our debt agreements may prevent us from paying dividends.

The payment of principal and interest on our debt will reduce the amount of cash available for dividends to our shareholders. In addition, our existing secured loan agreements prohibit, and we expect any future debt agreements we enter into will also prohibit, the payment of dividends upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders in amounts anticipated or at all depends on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us depends on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends in amounts anticipated or at all.

Our ability to obtain debt financing may depend on the performance of our business, our Manager, and market conditions.

The actual or perceived credit quality of our business, our Manager, and market conditions affecting the time charter market and the credit markets may materially affect our ability to obtain the additional capital resources that may be required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may have a material adverse affect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we are required to include in each of our future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and an attestation report of our independent registered public accounting firm related to the effectiveness of our internal control over financial reporting. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Our costs of operating as a public company are significant and require our management to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting and other expenses. We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, or NYSE, which have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. Our Manager, management personnel, and other personnel, if any, need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and may make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we are required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts, and we depend on Allseas for our compliance, as Allseas personnel performs our accounting function.

Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a United States corporation may have.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation and our amended and restated bylaws and the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

It may not be possible for our investors to enforce U.S. judgments against us and our officers and directors.

We are incorporated in the Republic of the Marshall Islands and our wholly-owned subsidiaries through which we own and operate our vessels are incorporated in jurisdictions outside the United States. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets, our subsidiaries’ assets and the assets of most of our officers and directors are, and will likely be, located outside of the United States. As a result, it may be difficult or impossible for U.S. shareholders to serve process within the United States upon us or any of these persons or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or our subsidiaries’ assets are located (i) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us based upon these laws. In addition, the protections offered minority shareholders in the Marshall Islands are different than in the United States.

Risk Factors Related To Our Common Stock

The concentration of our common stock ownership with Paragon Shipping and its affiliates will limit the ability of holders of our common stock to influence corporate matters.

Paragon Shipping currently owns approximately 21.1% of our outstanding common stock and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, may be deemed to beneficially own approximately 12.1% of our outstanding common stock. Furthermore, our directors or officers who are affiliated with Paragon Shipping or other individuals providing services under our management agreements with Allseas who are affiliated with Paragon Shipping may receive equity awards under our 2011 Equity Incentive Plan. As of the date of this annual report, there were 674,000 shares of common stock available for issuance under our 2011 Equity Incentive Plan.

Through its direct ownership, as well as its affiliation with our Chairman, President and Chief Executive Officer, and the issuance of equity awards under our 2011 Equity Incentive Plan to individuals affiliated with Paragon Shipping, Paragon Shipping has significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or its assets, for the foreseeable future. This concentrated control limits the ability of holders of our common stock to influence corporate matters and, as a result, we may take actions that holders of our common stock do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock.

We have entered into a registration rights agreement with Neige International Inc., or Neige International, a company controlled by our Chairman, President and Chief Executive Officer, as nominee for Proplous Navigation S.A., or Proplous Navigation, a company also controlled by our Chairman, President and Chief Executive Officer, and Paragon Shipping, pursuant to which Neige International, Paragon Shipping and their affiliates or transferees are entitled to cause us to register under the Securities Act for resale in the public market shares of our common stock that they own.

As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.

As a key component of our business strategy, we plan to finance potential future expansions of our fleet in part with equity financing. Therefore, subject to the rules of the NYSE that are applicable to us, we plan to issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank will have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for dividends payable on our common stock may decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common stock may decline.

The price of our common stock may be volatile and if the price of our common stock fluctuates, you could lose a significant part of your investment.

Our common stock commenced trading on the NYSE in April 2011. We cannot assure you that an active or liquid public market for our common stock will continue. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our common stock and impact a potential sale price if holders of our common stock decide to sell their shares.

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described above in “—D. Risk factors” and the following:

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	actual or anticipated fluctuations in quarterly and annual results;

•	economic and regulatory trends;

•	general market conditions;

•	terrorist acts;

•	future sales of our common stock or other securities; and

•	investors’ perception of us and the container shipping industry.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding stock entitled to vote for those directors;

•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restrict business combinations with interested shareholders.

In addition, we have entered into a stockholders rights agreement that will make it more difficult for a third party to acquire us without the support of our board of directors. See “Item 10. Additional Information—B. Memorandum and articles of association” for further details.

The above anti-takeover provisions, including the provisions of our stockholders rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Item 4.	Information on the Company

A.	History and development of the company

We are Box Ships Inc. We were incorporated under the laws of the Republic of the Marshall Islands on May 19, 2010. We were formed by Paragon Shipping to own and operate containerships and pursue containership acquisition opportunities. We commenced operations upon the consummation of our Initial Public Offering, discussed below. We maintain our principal executive offices at 15 Karamanli Avenue, 16673, Voula, Greece. Our telephone number at that address is +30 (210) 891-4600.

Business Development and Capital Expenditures

On April 19, 2011, we completed the issuance of 11,000,000 shares of our common stock in our Initial Public Offering at a public offering price of $12.00 per share and received net proceeds of approximately $122.7 million, after deducting underwriters’ discounts and commissions and offering expenses payable by us. Our common stock trades on the NYSE under the symbol “TEU.”

On April 19, 2011, we entered into purchase agreements with Paragon Shipping to acquire two 3,400 TEU 2010-built containerships, the Box Voyager and the Box Trader, in consideration for 2,266,600 shares of our common stock, valued at $11.375 per share, and approximately $69.2 million in cash. We funded the cash consideration with a portion of the net proceeds of our Initial Public Offering. On April 29, 2011, we took delivery of the Box Voyager and the Box Trader.

In addition, on April 19, 2011, we entered into purchase agreements with each of Paragon Shipping and Proplous Navigation, a company owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, to acquire one 5,100 TEU 2007-built containership, the CMA CGM Kingfish and one 5,100 TEU 2007-built containership, the CMA CGM Marlin, respectively. We funded the acquisition of the CMA CGM Kingfish with 1,170,900 shares of our common stock, valued at $10.095 per share, and approximately $35.8 million in cash from the net proceeds of our Initial Public Offering. We funded the acquisition of the CMA CGM Marlin with 1,562,500 shares of our common stock, valued at $10.785 per share, issuable to Proplous Navigation, which nominated Neige International, a company also controlled by Mr. Bodouroglou, to receive the shares, and approximately $29.5 million in borrowings under our unsecured loan agreement with Paragon Shipping, as discussed below. On May 19 and 31, 2011, we took delivery of the CMA CGM Kingfish and CMA CGM Marlin, respectively.

On April 20, 2011, our Manager novated to us purchase agreements to acquire from unaffiliated third parties one 4,500 TEU 2006-built containership, the Maersk Diadema, and one 6,500 TEU 2010-built containership, the Maule, for a purchase price of $59.6 million and $79.3 million, respectively, inclusive of a 1.0% commission payable to our Manager under our management agreements relating to these vessels. We funded the acquisition of the Maersk Diadema and the Maule with a portion of the net proceeds from our Initial Public Offering and borrowings under our secured loan agreements with UniCredit and ABN AMRO, respectively, as discussed below. On May 9 and 19, 2011, we took delivery of the Maule and Maersk Diadema, respectively.

On May 6, 2011, we entered into a senior secured loan agreement for a loan of up to $100.0 million, with ABN AMRO, to partially refinance the acquisition of the Box Voyager and Box Trader and to partially finance the acquisition of Maule, which we drew in full in May 2011. Under the terms of the loan agreement, the joint and several borrowers are Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., the vessel-owning subsidiaries that own the Box Voyager, Box Trader and the Maule, respectively, and we are the corporate guarantor.

On May 17, 2011, we entered into a senior secured loan agreement for a loan of up to $30.0 million with UniCredit to partially finance the acquisition of the Maersk Diadema, which we drew in full in May 2011. Under the terms of the loan agreement, the borrower is Aral Sea Shipping S.A., the vessel-owning subsidiary of the Maersk Diadema, and we are the corporate guarantor.

On May 27, 2011, we entered into an unsecured, non-amortizing loan agreement of up to $30.0 million with Paragon Shipping, which we drew in full in May 2011 to partially fund the acquisition of the CMA CGM Marlin.

On June 13, 2011, our Manager novated to us a purchase agreement to acquire from an unaffiliated third party one 2004-built, 5,060 TEU containership, the MSC Emma, for a purchase price of $55.0 million, inclusive of a 1.0% commission payable to our Manager under our management agreement relating to this vessel. We funded the acquisition of the MSC Emma with borrowings under our secured loan agreement with Commerzbank AG, or Commerzbank, and our secured loan agreements with Credit Suisse AG, or Credit Suisse, as discussed below. On August 3, 2011, we took delivery of the MSC Emma.

On July 12, 2011 and July 18, 2011, we entered into two secured loan agreements of up to $22.0 million each with Credit Suisse, to partially refinance the cash consideration paid for the CMA CGM Marlin and the CMA CGM Kingfish and partially finance the acquisition of the MSC Emma, which we drew in full in August 2011.

On July 29, 2011, we entered into a secured loan agreement of up to $30.3 million with Commerzbank to partially fund the acquisition of the MSC Emma, which we drew in full in August 2011.

For further details of the loan agreements referenced above, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Loan Agreements.”

As of the date of this annual report, we had 16,326,000 shares of common stock outstanding.

B.	Business overview

General

We are an international shipping company engaged in the seaborne transportation of containers worldwide. We are focused on pursuing growth opportunities in the container shipping industry by leveraging the reputation, expertise and relationships of our management team and our Manager in identifying attractive vessel acquisition opportunities and maintaining cost-competitive, efficient operations. As of the date of this annual report, our fleet was comprised of seven containerships with a TEU weighted average age of 4.2 years, a total capacity of over 33,000 TEU and a weighted average remaining charter duration of 26 months.

We operate through a number of wholly-owned, vessel-owning subsidiaries incorporated in the Republic of Liberia and the Republic of the Marshall Islands. Allseas, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides the commercial and technical management services for all of the vessels in our fleet.

Our Fleet

The following table presents certain information concerning our current fleet:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate(1)	Remaining Time Charter Term(2)	Expiration of Charter	Date Delivered to Us
Box Trader	2010	3,426	Compañía Sud Americana de Vapores S.A. (CSAV Valparaiso)	$20,000	5 months(3)	August 2012	April 29, 2011
Box Voyager	2010	3,426	Compañía Sud Americana de Vapores S.A. (CSAV Valparaiso)	$20,000	5 months(3)	August 2012	April 29, 2011
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	25 months(3)	April 2014	May 19, 2011
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	26 months(3)	May 2014	May 31, 2011
Maersk Diadema (formerly the MSC Siena)	2006	4,546	A.P. Moller – Maersk A/S (Maersk)	$28,000	23 months(4)	January 2014	May 19, 2011
Maule	2010	6,589	Compañía Sud Americana de Vapores S.A. (CSAV Valparaiso)	$38,000	50 months(5)	May 2016	May 9, 2011
MSC Emma	2004	5,060	Mediterranean Shipping Co. S.A. (MSC)	$28,500	29 months(6)	August 2014	August 3, 2011
TEU weighted average Fleet age/Total Fleet Capacity	4.2 years	33,237

(1)	Represents the daily gross charter rate and does not reflect commissions payable by us to third party chartering brokers and Allseas aggregating 1.25% for the CMA CGM Kingfish and the CMA CGM Marlin and 2.50% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.
(2)	As of the date of this annual report, the average remaining duration of the charters of our fleet was 26 months (weighted by aggregate TEU capacity).
(3)	The charterer has the option to increase or decrease the term of the charter by 45 days.
(4)	The charterer has the option to extend the term of the charter by additional, one-year terms for four successive years at the same gross daily charter rate. In addition, the charterer has the option to increase or decrease the term of the charter by 45 days.
(5)	The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated with us.
(6)	The charterer has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate. In addition, the charterer has the option to increase or decrease the term of the charter by 30 days.

We have also entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us options to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our options to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Options to Acquire Two Newbuilding Containerships.”

Management of Our Fleet

Allseas provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Allseas also provides commercial and technical management services for Paragon Shipping’s fleet. Commercial management includes, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company and is wholly-owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, who is also the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping. We believe Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety and that our business benefits through access to the expertise and resources of Allseas.

Management Agreements

We have entered into separate management agreements with Allseas for each of the vessels in our fleet. Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless, in each case, at least 90 days’ advance notice of termination is given by either party. Under the management agreements, Allseas is entitled to a technical management fee of €620 per vessel, per day (or $809 per vessel, per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg), payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the purchase of Box Trader, the Box Voyager, the CMA CGM Kingfish and the CMA CGM Marlin, which were acquired from companies affiliated with us, and (iii) a superintendent fee of €500 per day (or $652 per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services for each of our vessels in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board our vessels and a one-time recruitment fee of $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training.

For more information on the management and manning agreements discussed above, see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.”

Administrative Services Agreement

On April 19, 2011, we entered into an administrative services agreement with Allseas, under which Allseas provides us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. Under the terms of the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred by Allseas in connection with the provision of the above services, which amounted to approximately $23,000 for the year ended December 31, 2011. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Administrative Services Agreement with Allseas.”

Executive Services Agreement

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five-year terms unless sooner terminated. Allseas is entitled to an executive services fee of $1.8 million per annum, payable in 12 monthly installments, in connection with the provision of services under the agreement. In addition, Allseas is entitled also to incentive compensation, at the discretion of our Board of Directors, which amounted to approximately $0.1 million for the year ended December 31, 2011. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Executive Services Agreement with Allseas.”

Chartering of Our Fleet

All of our vessels are currently employed under fixed rate time charters with an average remaining term of 26 months (weighted by aggregate TEU capacity), with expirations ranging from five months to 50 months. Although our chartering strategy is to employ our vessels and any vessels we may acquire in the future on short- to medium-term time charters of one to five years with staggered maturities, we may opportunistically enter into longer-term charters or short-term time charters with durations of less than one-year, or, under certain circumstances, our vessels may operate on the spot market.

We actively monitor charter rates and vessel operating expenses, as well as the cost of laying-up vessels, in order to selectively employ vessels as market conditions warrant. In market conditions where charter rates may or may not cover the operating costs of a vessel, we may choose to lay-up the vessel with the aim of extending the useful life of the vessel and securing more favorable charter rates when vessel supply and demand are more in balance within the containership market.

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for most of the voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs, dry-docking and costs relating to a vessel’s intermediate and special survey.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short-term time charter.

Vessels operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Under a typical voyage charter in the spot market, the shipowner is paid an agreed-upon total amount on the basis of moving cargo from a loading port to a discharge port. In voyage charters, the charterer generally is responsible for any delay at the loading or discharging ports, and the shipowner is generally responsible for paying both vessel operating expenses and voyage expenses, including any bunker expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

Our Customers

Our assessment of a charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We generally charter our vessels to counterparties we believe are creditworthy, such as well-established international container liner companies, rather than to more speculative or undercapitalized entities. Members of our executive management team have relationships with a geographically diverse group of container liner companies or their brokers, including many of the world’s largest container liner companies, as measured by TEU capacity. We believe that our management team’s network of relationships and more generally our Manager’s reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our vessels in the future.

We currently charter our vessels to four customers, CSAV Valparaiso, CMA CGM, MSC and Maersk, which charters, in the aggregate, comprised 100% of our revenues for the year ended December 31, 2011. Our largest customer is CSAV Valparaiso, comprising approximately 47% of our revenues for the year ended December 31, 2011, followed by CMA CGM, Maersk and MSC, as set forth below.

Customer	Year ended December 31, 2011
CSAV Valparaiso	47%
CMA CGM	26%
Maersk	16%
MSC	11%

The Container Shipping Industry

The standard unit of measure of volume or capacity in container shipping is the 20-foot equivalent unit or TEU, representing a container which is 20 feet long and typically 8.5 feet high and 8 feet wide. Containerships range in size from vessels able to carry less than 500 TEU, to those with capacity in excess of 12,000 TEU. The main categories of containerships are broadly as follows:

•	Large & Very Large: Ships with a capacity of 8,000 TEU or greater, which are restricted to employment on a small number of routes.

•

Post Panamax: Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to trade through the existing Panama Canal due to dimension restrictions. However, there are plans to widen the existing Panama Canal, with completion scheduled in 2014, which will allow ships up to 12,000 TEU to transit the waterway.

•	Panamax: Ships with a capacity between 3,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle.

•	Intermediate: In this category the ships range in size between 2,000 and 2,999 TEU and are generally able to trade on all routes.

•	Handysize: Smaller ships with capacities ranging in size from 1,000 to 1,999 TEU, for use in regional trades.

•	Feeder: Ships of less than 1,000 TEU, which are normally employed as feeder vessels for trades to and from hub ports.

The demand for containerships is influenced by, among other factors, the supply and demand for products suitable for shipping in containers, which is in turn affected by trends in the global economy. In addition, demand is influenced by the distance container cargo must travel and changes in seaborne and other transportation patterns, the globalization of manufacturing, global and regional economic and political conditions and environmental and other regulatory developments.

The supply of containerships is dependent on a number of factors, including the number of newbuilding deliveries, the scrapping rate of older containerships, the availability of financing for the construction of newbuildings, the price of steel and other raw materials, changes in environmental and other regulations that may limit the useful life of containerships, the number of containerships that are slow-steaming to conserve fuel, the number of containerships that are out of service and port congestion and canal closures.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, customer relationships, operating expertise, professional reputation, vessel location and size, age and condition of the vessel. Allseas arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete with other owners of containerships, some of which may charter our vessels as customers and many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of containerships is highly fragmented and is divided among over 600 independent containership owners.

Paragon Shipping is contractually prohibited from competing with us in the international containership industry. Pursuant to a non-competition agreement we have entered into with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent, and we have agreed not to acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

In addition, we have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us options to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our options to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our options to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

In the future, entities affiliated with our Chairman, President and Chief Executive Officer may seek to acquire containerships. One or more of these vessels may be managed by Allseas and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including Allseas, might be faced with conflicts of interest with respect to their own interests and their obligations to us.

Seasonality

As of the date of this annual report, our vessels were employed under fixed rate time charters with an average remaining term of 26 months (weighted by aggregate TEU capacity), with expirations ranging from five months to 50 months, and thus are not subject to the effect of seasonal variations in demand for that period.

However, the containership market is typically stronger in the spring and autumn in anticipation of increased consumption of consumer products during the holiday and peak seasons. In addition, unpredictable weather patterns during these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, to the extent that we must enter into a new charter or renew an existing charter for a vessel in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the product transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel. We have obtained all permits, licenses and certificates required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our costs of doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or authorizations could require us to incur substantial costs or could result in the operation of one or more of our vessels being temporarily suspended.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as “MARPOL”). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to containerships, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO’s Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that our technical manager has developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel’s operators with the ISM Code requirements for a safety management system. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel’s flag state. Our appointed ship managers have obtained DOCs for their officers and SMCs for all of our vessels for which the certificates are required by the IMO, which are renewed as required.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. Each of our vessels is ISM Code certified. However, we may not maintain such there can certificates in the future

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to adopt new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. The exteriors of vessels constructed prior to January 1, 2003 that have not been in drydock must either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties, supervision of statutory ship surveys, casualty investigations, and participation at IMO and ILO meetings. Our vessels are flagged in the Marshall Islands. Marshall Islands-flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii) net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(iv) loss of subsistence use of natural resources that are injured, destroyed or lost;

(v) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g., containership) to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance. We have complied with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. We have obtained coverage under the VGP for all of our vessels operating in U.S. waters and are in compliance with Coast Guard ballast water management requirements. As of November 2011, the Office of Management and Budget continues to review this proposed rule. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. We expect to comply with all such regulation

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans

(“SIPs”) designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world’s tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

100% Container Screening

On August 3, 2007, the United States signed into law the Implementing Recommendations of the 9/11 Commission Act of 2007 (the “9/11 Commission Act”). The 9/11 Commission Act amends the SAFE Port Act of 2006 to require that all containers being loaded at foreign ports onto vessels destined for the United States be scanned by nonintrusive imaging equipment and radiation detection equipment before loading. This new requirement for 100% scanning is currently set to take effect on July 1, 2012, but the United States Department of Homeland Security is expected to extend the deadline two years to July 1, 2014.

As a result of the 100% scanning requirements added to the SAFE Port Act of 2006, ports that ship to the United States may need to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, within three months before or after each anniversary date from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. There were no drydocks during 2011 for any of the vessels in our fleet. The CMA CGM Kingfish and the CMA CGM Marlin are scheduled for drydocks in the second quarter of 2012. The Maule is scheduled for an in-water survey in the second quarter of 2013 in connection with its intermediate survey and the Box Trader and the Box Voyager are scheduled for an in-water survey in the third quarter of 2013 in connection with their intermediate surveys. The Maersk Diadema and the MSC Emma are scheduled for drydocks in the first quarter of 2014.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels that we have purchased and may agree to purchase in the future must be certified as being “in class” prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. All of the vessels in our fleet have been certified as “in class” by IACS members.

Risk of Loss and Insurance Coverage

General

The operation of any containership includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for each of our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we have procured what we consider to be adequate insurance coverage, not all risks can be insured against, specific claims may not be paid and we may not be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain for all of our vessels marine hull and machinery and war risks insurance that covers the risk of actual or constructive total loss up to at least the fair market value of the vessel with deductibles that vary according to the size and value of the vessel. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we would be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is generally provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

We have procured protection and indemnity insurance coverage for pollution in the amount of $1.0 billion per vessel per incident. The 13 principal underwriting member P&I Associations that comprise the International Group of P&I Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group of P&I Clubs, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group of P&I Clubs.

C.	Organizational structure

Box Ships Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to this annual report.

D.	Property, plants and equipment

We do not own any material real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficially owned by our Chairman, President and Chief Executive Officer. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Office Lease.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes of Box Ships Inc., Ardelia Navigation Ltd. and Eridanus Trading Co. and the Company (defined as Box Ships Inc. and its subsidiaries) included elsewhere in this annual report. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars unless otherwise indicated.

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties, which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please see the section entitled “Forward-Looking Statements” at the beginning of this annual report and “Item. 3 Key Information—D. Risk factors.”

A.	Operating results

Overview

We are an international shipping company specializing in the seaborne transportation of containers worldwide. We were formed on May 19, 2010, Inception, by Paragon Shipping. We remained substantially inactive for the period from Inception until April 14, 2011, the date of our Initial Public Offering. Substantially all activity through April 14, 2011 relates to our formation and Initial Public Offering efforts, described below. We commenced operations following the completion of our Initial Public Offering, on April 19, 2011. Accordingly, we have a limited history of operations.

Our current fleet is comprised of seven containerships with a TEU weighted average age of 4.2 years, a total capacity of over 33,000 TEU and a weighted average remaining charter duration of 26 months.

Vessel Management

Allseas, a Liberian corporation based in Athens, Greece that was formed in 2000 as a ship management company and is wholly-owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries.

We have entered into separate management agreements with Allseas for each of the vessels in our fleet. Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless, in each case, at least 90 days’ advance notice of termination is given by either party. Under the management agreements, Allseas is entitled to a technical management fee of €620 per vessel, per day (or $809 per vessel, per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg), payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the official Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, and (iii) a superintendent fee of €500 per day (or $652 per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

Factors Affecting our Results of Operations

We generate the majority of our revenue from time charters on which we employ our vessels. Each of the seven vessels in our fleet is currently operating under a fixed rate time charter. Our ongoing cash expenses consist of fees and reimbursements under our management agreements, administrative services agreement and executive services agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not have any income tax liabilities in the Marshall Islands or Liberia, but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States. Please see “Item 10. Additional Information—E. Taxation.”

Our financial results are largely driven by the following factors:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•

Available days. We define available days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days (also referred to as voyage days) to measure the number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of available days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•

Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Our financial results are also affected by our ability to control our fixed and variable expenses, including our ship-management fees, our operating costs, and our general, administrative and other expenses including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lubricants, crew changes and delivery of spare parts.

Voyage Revenues

Time charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the containership market and other factors affecting the charter rates for our vessels.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time. Under a bareboat charter, the charterer is typically responsible for paying all voyage costs as well as the vessel’s operating expenses and management fees. As a result of this arrangement, daily charter hire rates payable under a bareboat charter are generally significantly less than the charter hire rates payable under a time charter for a comparable vessel.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. Future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below the then current market rates, we allocate the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and our estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenues. The intangible asset and liability recorded at inception of the time charter contracts amounted to $12.3 million and $4.0 million, respectively. The amortization and accretion for the year ended December 31, 2011 for the intangible asset and liability amounted to $1.9 million and $0.8 million, respectively.

Voyage Expenses

Voyage expenses, primarily consisting of port, canal, bunker expenses and war risk insurance costs, that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Drydocking Expenses

We account for drydocking costs using the direct expense method. Two of the vessels in our fleet, the CMA CGM Kingfish and the CMA CGM Marlin, are scheduled for drydocks in the second quarter of 2012. We anticipate these drydocks will result in approximately 15 off-hire days per vessel and expenses amounting to approximately $500,000 per vessel.

For more information on the drydocking schedule of our vessels, please see “Item 4. Information on the Company—B. Business overview—Environmental and Other Regulations—Inspection by Classification Societies.”

Management Fees

We have entered into long-term management agreements for each of the vessels in our fleet, pursuant to which Allseas is responsible for all of the commercial and technical management functions of our fleet. The terms of the management agreements we entered into with Allseas are substantially similar to the terms of the management agreements pursuant to which the Box Trader and the Box Voyager were operated while owned by Paragon Shipping. Under the terms of the management agreements, Allseas is entitled to a technical management fee of €620 per vessel, per day (or $809 per vessel, per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg), payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually in accordance with the official Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the purchase of Box Trader, the Box Voyager, the CMA CGM Kingfish and the CMA CGM Marlin, which were acquired from companies affiliated with us, and (iii) a superintendent fee of €500 per day (or $652 per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date. Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Depreciation

We depreciate our vessels over their estimated useful lives determined to be approximately 30 years from the date of their initial delivery from the shipyard. Depreciation is computed using the straight-line method, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

General and Administrative Expenses

Our general and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, discussed below, directors’ fees, office rent, travel, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

On April 19, 2011, we entered into an administrative services agreement with Allseas, under which Allseas provides us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. This agreement provides that all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas shall be reimbursed by us on a quarterly basis.

In addition, on April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. Allseas is entitled to an executive services fee of $1.8 million per annum, payable in 12 monthly installments, in connection with the provision of services under the agreement. Allseas is entitled also to incentive compensation, at the discretion of our Board of Directors.

In addition, our general and administrative expenses include share-based compensation. For more information on the restricted shares of our common stock issued as incentive compensation under our 2011 Equity Incentive Plan, please see “Item 6. Directors, Senior Management and Employees—B. Compensation”.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries relating to the acquisition of our vessels. We have incurred financing costs and we also expect to incur interest expenses under our future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels from unaffiliated sellers. Accordingly, we will not obtain the historical operating data for the vessels we acquire from unaffiliated sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

The sale to us by Paragon Shipping of our two 3,400-TEU 2010-built containerships, the Box Trader and the Box Voyager, which were owned and operated by wholly-owned subsidiaries of Paragon Shipping prior to our acquisition of the vessels, was treated as an acquisition of a business, as the vessels continued to be employed under their existing time charters and managed by the same affiliated commercial and operational manager and hence there was no change in the activities and operations of these vessels.

Consistent with shipping industry practice, we treat and expect to continue to treat the acquisition of a vessel from unaffiliated parties (whether acquired with or without charter) as the acquisition of an asset rather than a business for the reasons noted in this section. The acquisition of the remaining vessels in our fleet have been treated as an acquisition of an asset, as they were either directly or indirectly acquired from unaffiliated third parties.

Although we acquired all the vessels in the fleet with time charters attached, generally vessels are acquired free of charter, and we may, in the future, acquire vessels in this manner. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels would affect our business and results of operations.

As currently proposed, our business will be comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels will require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The principal factors that will affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating and general and administrative expenses;

•	depreciation expenses and vessels’ impairment charges;

•	financing costs;

•	capital expenditures; and

•	fluctuations in foreign exchange rates.

Please see “Item 3. Key Information—D. Risk factors” for additional factors that may affect our business.

Our Fleet—Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “—Critical Accounting Policies—Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2011. However, we are not holding our vessels for sale.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

	TEU	Year Built	Carrying Value
Vessel
Box Trader*	3,426	2010	$46.5 million
Box Voyager*	3,426	2010	$46.5 million
CMA CGM Kingfish*	5,095	2007	$48.5 million
CMA CGM Marlin*	5,095	2007	$47.3 million
Maersk Diadema*	4,546	2006	$55.6 million
Maule*	6,589	2010	$71.5 million
MSC Emma*	5,060	2004	$50.8 million
Total Fleet Capacity (TEU)	33,237

*	Indicates vessels for which we believe, as of December 31, 2011, the basic charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $49.1 million at December 31, 2011.

All of our vessels are currently employed under fixed rate time charters with an average remaining term of 26 months (weighted by aggregate TEU capacity), with expirations ranging from five months to 50 months. We believe, that if we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to “Item 3. Key Information—D. Risk factors—Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels” and the discussion in “Item 4. Information on the Company—B. Business overview—The Container Shipping Industry.”

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies that will involve a high degree of judgment and the methods of their application upon the acquisition of our fleet.

Time Charter Revenues. Time charter revenues are recorded ratably over the term of the charter as service is provided, including the amortization/accretion of the above/below market acquired time charters where applicable. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. Fair value is determined by reference to market data. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management’s estimate of the then current market charter rate, supported by third party estimates, of charter party agreements with similar characteristics as the time charter assumed for equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue. Such amortization and accretion for the year ended December 31, 2011 for the intangible asset and liability amounted to approximately $1.9 million and $0.8 million, respectively.

Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures, made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our containerships on a straight-line basis over their estimated useful lives, expected to be approximately 30 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. Based on the current market and the types of vessels we plan to purchase, the residual values of our vessels are based upon a value of $150 per lightweight ton. An increase in the useful life of a containership or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use.

Impairment of long-lived assets. We review for impairment our long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel’s carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels’ drydocking expenses, vessel operating expenses, assuming an average annual inflation rate of 2% and management fees. The daily time charter equivalent rates for the 3,500 TEU and 4,400 TEU vessels was calculated by utilizing the standard deviation of the ten year historical average of one year time charter rates to exclude the highest and lowest rates during the most recent ten year historical period for similar-sized vessels. For the larger vessels in our fleet, the daily time charter equivalent rate was determined on a pro rata basis using the computations for the 4,400 TEU vessels based on TEU capacity. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2011, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 30% depending on the vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels. The review of the carrying amount for each of our vessels as of December 31, 2011 indicated that such carrying amounts were recoverable.

Inflation

We expect that inflation will have only a moderate effect on our expenses under current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase, among other things, our operating, general and administrative, and financing costs. However, we expect our costs to increase based on the anticipated increased costs for crewing and lube oil.

Results of Operations

Fleet Data and Average Daily Results

	BOX SHIPS INC.	ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
	Year ended December 31, 2011	June 15, 2010(1) to December 31, 2010	January 1, 2011 to April 28, 2011(2)
FLEET DATA
Average number of vessels(3)	5.92	1.47	2.00
Available days for the fleet(4)	1,551	293	236
Number of vessels at end of period	7	2	2
Calendar days for the fleet(5)	1,551	293	236
Fleet utilization(6)	100%	100%	100%
AVERAGE DAILY RESULTS
Vessel operating expenses(7)	$5,427	$5,370	$4,535
Management fees(8)	$871	$1,035	$868
General and administrative expenses(9)	$1,612	—	—

(1)	Date of incorporation of Ardelia Navigation Ltd., which was the earliest of the Owning Companies.
(2)	The last date the Box Voyager and the Box Trader were owned by Ardelia and Eridanus, respectively.
(3)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(4)	Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.
(5)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing available days by fleet calendar days for the relevant period.
(7)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Results of Operations—Box Ships Inc.

For the period from May 19, 2010 (Inception) to December 31, 2010

Included in this annual report are the results of operations of Box Ships Inc. for the period from May 19, 2010, referred to herein as Inception, to December 31, 2010. The Company remained substantially inactive for the period from Inception until April 14, 2011, the date of our Initial Public Offering, and hence no management discussion is presented for the period ended December 31, 2010.

For the year ended December 31, 2011

The results of the operations of the Company for the year ended December 31, 2011 include the period from January 1, 2011, to the closing of our Initial Public Offering, during which time the Company remained substantially inactive. Following the closing of our Initial Public Offering, we accepted delivery of the Box Trader, the Box Voyager, the CMA CGM Kingfish, the CMA CGM Marlin, the Maersk Diadema and the Maule, referred to herein as the Initial Fleet, between the period from April 29, 2011 to May 31, 2011 and took delivery of our seventh vessel, the MSC Emma, on August 3, 2011. These results include the operations of our fleet, comprising seven vessels, from their dates of delivery until December 31, 2011. Upon the delivery of each vessel, the vessels were immediately employed under their respective charter party agreements. As a result, the management discussion and analysis focuses on the period ended December 31, 2011.

Net Revenues

Net revenues represent charter hire earned, net of commissions, for the seven containerships from the dates of their delivery to December 31, 2011. This revenue amounted to approximately $38.3 million. The Company accepted delivery of its Initial Fleet, during the period from April 29, 2011 to May 31, 2011, and took delivery of the MSC Emma on August 3, 2011, which represents a total of 1,551 calendar days during the period our vessels were available to earn revenues. The Box Voyager and Box Trader were delivered to us on April 29, 2011 while they were already employed under their existing time charter employments with CSAV Valparaiso, earning a gross daily rate of $20,000 per vessel. The CMA CGM Kingfish and CMA CGM Marlin were delivered to us and to their charterers on May 19, 2011 and May 31, 2011, respectively, and commenced earning gross daily rates of $23,000 per vessel on such dates. The Maersk Diadema (formerly the MSC Siena) has a time charter at a gross daily rate of $28,000 and was delivered to us and to her charterer on May 19, 2011. The Maule has a time charter at a gross daily rate of $38,000, and was delivered to us and to her charterer on May 9, 2011. The MSC Emma has a time charter at a gross daily rate of $28,500 and was delivered to us and to her charterer on August 3, 2011. As of the date of this annual report, these time charters had an average weighted remaining charter duration of 26 months (weighted by aggregate contracted charter hire) and we expect our revenues to increase going forward as the amount of days the vessels are available to us will be for the entire period, compared to only a partial period for 2011, assuming the Box Voyager and the Box Trader are re-chartered at similar rates in August 2012; however, current charter rates for similar-sized vessels are below the charter rates the Box Voyager and the Box Trader are currently earning under their existing charters. The commissions paid under the charter agreements range from 1.25% to 2.5% and include the 1.25% commission payable to Allseas.

Voyage Expenses

Voyage expenses were approximately $0.5 million during the year. Voyage expenses mainly related to war risk insurances of $0.4 million.

Vessel Operating Expenses

Vessel operating expenses were approximately $8.4 million during the year, or $5,427 per day. Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel and other factors, as discussed above.

Management Fees charged by a related party

Management fees charged by Allseas for the year were approximately $1.4 million, or $871 per day, and represent fees in accordance with our management agreements entered into with Allseas for the provision of management and technical services as described above. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, along with the number of calendar days during the year, as well as U.S. dollar/Euro exchange rate movement.

Depreciation

Depreciation for our fleet was approximately $8.1 million for the year. The depreciation for a full year for our existing seven vessels fleet is expected to amount to $13.4 million, assuming all other variables are held constant.

General and Administrative Expenses

General and administrative expenses for the year were approximately $2.5 million, or $1,612 per day. General and administrative expenses include executive services and incentive compensation and share-based compensation of approximately $1.4 million and $0.3 million, respectively.

Interest and Finance Costs

Interest and finance costs amounted to approximately $4.6 million, out of which $3.6 million related to the interest incurred on the loans for the vessels, $0.5 million related to interest incurred on the loan from a related party, and $0.5 million related to the amortization of financing costs and other financial expenses. The average indebtedness during the year was $218.6 million and the outstanding balance as of December 31, 2011, was $211.2 million.

Results of Operations—Ardelia Navigation Ltd and Eridanus Trading Co.

Also included in this annual report are the combined results of operations of Ardelia Navigation Ltd. and Eridanus Trading Co., the wholly-owned subsidiaries of Paragon Shipping that owned and operated the Box Voyager and the Box Trader, respectively, prior to the sale of the vessels to us, for the period from June 15, 2010 (the date of inception of Ardelia Navigation Ltd., the earliest inception date of these entities) to December 31, 2010 and for the period from January 1, 2011 to April 28, 2011 (the last date the entities owned and operated the Box Voyager and the Box Trader, respectively and the date immediately preceding the delivery to us). These results reflect the operations of the Box Voyager and the Box Trader and do not reflect any of the other vessels in our fleet.

For the period from January 1, 2011 to April 28, 2011 and for the period from June 15, 2010 through December 31, 2010

Net Revenues

Net revenues for the two containerships amounted to approximately $4.7 million and $5.4 million for the period from January 1, 2011 to April 28, 2011 and for the period from June 15, 2010 to December 31, 2010, respectively, based on a total of 236 and 293 available days, respectively, for the above-mentioned periods. All revenues during the periods described were related to the time charters with CSAV Valparaiso at $20,000 per day, per vessel less commissions of 2.5%, which includes a commission of 1.25% to Allseas. The two containerships along with the existing charter agreements were sold and delivered to the Company on April 29, 2011.

Vessel Operating Expenses

Vessel operating expenses were approximately $1.1 million, or $4,535 per day, and $1.6 million, or $5,370 per day, for the period from January 1, 2011 to April 28, 2011 and for the period from June 15, 2010 to December 31, 2010, respectively. The daily operating expenses in 2010 were higher compared to the 2011 period due to the initial costs related to the delivery from the shipyard of the Box Voyager and the Box Trader in July and August 2010, respectively.

Depreciation

Depreciation for the two containerships was approximately $1.0 million and $1.4 million for the period from January 1, 2011 to April 28, 2011 and for the period from June 15, 2010 to December 31, 2010, respectively, and the amount of depreciation expense is directly related to the number of days in each period that the vessels were owned.

Interest and Finance Costs

Interest and finance costs amounted to approximately $0.5 million and $0.6 million, for the period from January 1, 2011 to April 28, 2011 and for the period from June 15, 2010 to December 31, 2010, respectively, and were related to the interest incurred on the loans for the vessels. The total indebtedness outstanding as of each period ending April 28, 2011 and December 31, 2010 was $46.4 million and $47.2 million, respectively.

B.	Liquidity and Capital Resources

Our business is capital intensive, and its future success depends on our ability to maintain a high-quality fleet through the acquisition of newer containerships and the selective sale of older containerships. These acquisitions will be principally subject to our expectation of future market conditions as well as our ability to acquire containerships on favorable terms. As of December 31, 2011, we had cash and cash equivalents of $7.1 million and current and non-current restricted cash of $10.0 million. On March 2, 2012, we paid an aggregate dividend of $4.9 million, or $0.30 per share, with respect to the fourth quarter of 2011. In November 2011, we paid an aggregate dividend of $4.8 million, or $0.30 per share, with respect to the third quarter of 2011 and, in August 2011, we paid an aggregate dividend of $2.4 million, or $0.15 per share, with respect to the second quarter of 2011.

Our primary initial sources of capital during the year ended December 31, 2011 were the net proceeds from the Initial Public Offering of our common stock in April 2011, which amounted to approximately $122.7 million after the deduction of underwriting discounts and commissions and expenses payable by us, together with drawings under our loan agreements described below, which we drew in full during 2011, amounting to $234.25 million, which were used to partially finance the acquisition of our seven containerships and for working capital purposes. As of December 31, 2011, we had total outstanding indebtedness of $211.2 million, of which $17.7 million is scheduled to be repaid within 2012. Currently, we have no borrowing capacity. As of December 31, 2011, we were in compliance with all of the covenants contained in our loan agreements except for the net worth covenant contained in our $30.3 million loan agreement with Commerzbank, which requires us to maintain a minimum net worth of at least $150.0 million. This breach was cured as the loan agreement was amended. The amended loan agreement requires that our net worth be above $130.0 million in the fourth quarter of 2011, above $125.0 million in the first quarter of 2012, above $130.0 million in the second through fourth quarters of 2012 and be restored to at least $150.0 million with effect from January 1, 2013. We have deposited with the respective bank a time deposit of $2.0 million, in an account free of any security interest, which shall be released once our net worth exceeds $150.0 million. See “—Loan Agreements” below. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months. In the event we acquire any additional vessels, we will rely on additional equity and debt financing alternatives, as well as additional bank financing that we would seek to acquire.

Our dividend policy also impacts our future liquidity position. Our policy is to pay quarterly dividends to shareholders, in February, May, August and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine. In determining the amount of cash available for distribution after payment of cash expenses, our board of directors determines appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our secured loan agreements, the requirements of Marshall Islands law, the acquisition of additional vessels, drydocking costs, repairs, claims and other liabilities and obligations. We believe that we will generally finance any capital expenditures relating to vessel acquisitions from additional equity and debt financing alternatives, as well as additional bank financing. To the extent we do not have sufficient cash balances or are unable to obtain external financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs to grow. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest all of their cash for acquisitions. Our dividend policy may be changed at any time by our board of directors.

In January 2012, we announced that, consistent with our dividend policy, we anticipated paying dividends with respect to the fourth quarter of 2011 and the first quarter of 2012 in line with the $0.30 per share dividend paid with respect to the third quarter of 2011. We currently anticipate paying aggregate dividends with respect to the four calendar quarters of 2012 equal to approximately $1.00 per share, assuming (i) drydockings of two of our vessels during the second quarter of 2012 for the anticipated period of time and resulting off-hire days and expense; (ii) the continued performance of our current time charters and no unexpected off-hire periods; (iii) that we do not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established from time to time by the board of directors, (iv) no material changes in vessel operating or financing expenses; and (v) the renewal of two of our existing time charters upon their expiration in 2012 at rates consistent with our current expectations for the charter market at such time. The declaration and payment of any dividend will be determined at the sole discretion of our board of directors. We cannot guarantee that we will pay dividends in the amounts stated above or at all during these periods, and our ability to pay such dividends will be subject to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our board of directors.

On February 16, 2012, we declared a quarterly dividend of $0.30 per share, which amounted to approximately $4.9 million in the aggregate, with respect to the fourth quarter of 2011, paid on March 2, 2012 to shareholders of record as of the close of business on February 27, 2012.

Cash Flows

Net Cash from Operating Activities during the year ended December 31, 2011 was $21.9 million, relating to our earnings of our seven vessels, which are driven primarily by the number of vessels in our fleet.

Net Cash used in Investing Activities during the year ended December 31, 2011 was $338.8 million, comprised of $328.8 million relating to the acquisition of our seven vessels, including attached time charters and other fixed assets, and $10.0 million relating to the increase in our restricted cash to be maintained for minimum liquidity requirements under our loan agreements.

Net Cash from Financing Activities during the year ended December 31, 2011 was $324.1 million. The proceeds from our Initial Public Offering of approximately $123.2 million, after deducting underwriting discounts and commissions and payment of other offering costs of $0.5 million, together with the drawdown of approximately $234.25 million under our secured and unsecured loan agreements, after deducting financing fees of approximately $2.6 million, were used to partially finance the acquisition of our seven vessels in our fleet. During the year ended December 31, 2011, we repaid $23.0 million of our debt and paid dividends of $7.2 million.

Capital Expenditures

During the year ended December 31, 2011, we acquired the seven vessels in our fleet. For more information on the financing of these acquisitions, see “Item 4. Information on the Company—A. History and development of the company—Business Development and Capital Expenditures.”

Our future capital expenditures relate to costs associated with drydocks for two of our vessels, the CMA CGM Kingfish and the CMA CGM Marlin, scheduled to take place in the second quarter of 2012. We anticipate these drydocks will result in approximately 15 off-hire days per vessel and expenses amounting to approximately $500,000 per vessel. We intend to finance these drydocks using available cash balances.

Loan Agreements

$100.0 million senior secured loan agreement with ABN AMRO

On May 6, 2011, we entered into a senior secured loan agreement for a loan of up to $100.0 million, with ABN AMRO, to partially refinance the acquisition of the Box Voyager and Box Trader and to partially finance the acquisition of Maule, referred to herein collectively as the Security Vessels, which we drew in full in May 2011. Under the terms of the loan agreement, the joint and several borrowers are Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., the vessel-owning subsidiaries that own the Security Vessels, and we are the corporate guarantor.

The loan agreement is repayable in 24 quarterly installments of $1.925 million, plus a balloon payment of $53.80 million, payable together with the final installment. Borrowings under the loan agreement bear interest at London Inter-Bank Offered Rate, or LIBOR, plus 3.00% per annum. The loan agreement has a maturity date of May 2017.

The loan agreement is secured by, among other things (i) first priority cross-collateralized mortgages over the Security Vessels; (ii) first priority assignments of the earnings of the Security Vessels, as well as operating and retention accounts held with the lenders; (iii) first priority assignments of the insurances of the Security Vessels; (iv) specific assignments of all present and future charter parties, consecutive voyage charters, or contracts of affreightment of the Security Vessels in excess of 12 months duration, including the current time charters with CSAV Valparaiso for each of the Security Vessels; (v) first priority pledges over the shares of the borrowers; (vi) an unconditional and irrevocable corporate guarantee from us; and (vii) an undertaking from our Manager.

The loan agreement contains financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we are also required to comply with financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market value adjusted net worth of $150.0 million; (iii) minimum free liquidity of $750,000 per vessel but no less than $8.0 million in the aggregate; and (iv) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1.

In addition, the loan agreement also requires us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control; prohibitions on changes in the Manager of the Security Vessels; restrictions on asset acquisitions and disposals by the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou’s ownership interest in Paragon Shipping, based upon our interpretation of the loan agreement and advice we have received from our lender; and other customary covenants. In addition, we must maintain average outstanding time charter duration on our fleet of no less than one year. The loan agreement also contains customary events of default, including cross-defaults, material change of the borrower or us and termination of the charters unless replaced with charters acceptable to the lender. In addition, if any of our charters with CSAV Valparaiso for the Security Vessels is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under the loan agreement if the charter were not replaced within 60 days by another charter and with a charterer approved by the lender.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 15 days’ prior written notice to the lender, in minimum amounts of $1.925 million or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

We were obligated to pay quarterly in arrears a 1.00% per annum commitment fee on the undrawn portion of the loan, and an agency fee of $25,000 per annum in the event the loan agreement is syndicated. We had outstanding borrowings under this loan agreement of $96.15 million as of December 31, 2011.

$30.0 million secured loan agreement with UniCredit

On May 17, 2011, we entered into a senior secured loan agreement for a loan of up to $30.0 million with UniCredit to partially finance the acquisition of the Maersk Diadema, which we drew in full in May 2011. Under the terms of the loan agreement, the borrower is Aral Sea Shipping S.A., the vessel-owning subsidiary of the Maersk Diadema, and we are the corporate guarantor.

The loan agreement is repayable in 24 quarterly installments of $750,000, plus a balloon payment of $12.0 million, payable together with the final installment. It bears interest at LIBOR plus 2.80% per annum, subject to the asset cover ratio being equal to at least 130% of the outstanding loan principal and so long as the Maersk Diadema is under a time charter approved by the lenders; otherwise it will bear interest at LIBOR plus 3.00% per annum. At any time the asset cover ratio is lower than 130%, the loan will bear interest at LIBOR plus 4.5% per annum and if the security cover is less than 120%, it will constitute an event of default if not cured as set forth under the loan agreement. The loan agreement has a maturity date of May 2017.

The loan agreement is secured by, among other things (i) a first priority mortgage on the Maersk Diadema; (ii) an assignment of income and insurances; (iii) a corporate guarantee from us; (iv) a pledge over the earnings account of the Maersk Diadema; (v) a monthly retention account; (vi) the specific assignment of any time charter employment of the Maersk Diadema exceeding 12 months; and (vii) the undertaking of our Manager.

Under the corporate guarantee of the loan agreement, we are required to maintain (i) a ratio of total debt to EBITDA, as defined in the loan agreement, of no more than 5:1; (ii) a ratio of total liabilities to market value adjusted total assets of not greater than 0.65:1; and (iii) minimum cash of the higher of $750,000 per vessel owned or $10.0 million.

In addition, the loan agreement and corporate guarantee also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the Manager of the Maersk Diadema; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership, directly or indirectly, of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou’s ownership interest in Paragon Shipping, based upon our interpretation of the loan agreement and advice we have received from our lender; the requirement to maintain a minimum security cover of 120% on a charter-exclusive basis; prohibitions on subsequent period charters for the Maersk Diadema of longer than 12 months or bareboat charters without the prior written consent of the lender; and other customary covenants. The loan agreement also contains customary events of default, including cross-defaults, material change to the borrower and to us and termination or early termination of the charter approved by the lenders. In addition, if our charter with Maersk for the Maersk Diadema is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under the loan agreement.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 10 days’ prior written notice to the lender, in minimum amounts of $750,000 or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

We were obligated to pay quarterly in arrears a 1.25% per annum commitment fee on the undrawn portion of the loan agreement. We had outstanding borrowings under this loan agreement of $28.5 million as of December 31, 2011.

Loan agreement of up to $30.0 million with Paragon Shipping

On May 27, 2011, we entered into an unsecured, non-amortizing loan agreement of up to $30.0 million with Paragon Shipping, which we drew in full in May 2011 to partially fund the acquisition of the CMA CGM Marlin. This loan was available for drawdown in up to five tranches, subject to the satisfaction of customary conditions, until November 27, 2011, to use for general corporate purposes, including vessel acquisitions, and to meet our working capital needs.

Amounts drawn under this non-amortizing loan agreement are repayable in full by April 2013. Borrowings under this loan agreement bear interest at LIBOR plus 4.0% per annum. The loan agreement provides for events of default, including bankruptcy or insolvency, failure to pay amounts due when required under the loan agreement, a change in the chief executive officer of the Company without the prior written consent of Paragon Shipping, and a change of control, merger or acquisition with respect to the Company. We may voluntarily prepay the whole or any part of this loan agreement, without penalty, at any time during the life of the loan agreement. We prepaid $15.0 million under this loan agreement in August 2011 and we had outstanding borrowings of $15.0 million, as of December 31, 2011.

Two $22.0 million secured loan agreements with Credit Suisse

On July 12, 2011 and July 18, 2011, we entered into two secured loan agreements of up to $22.0 million each with Credit Suisse to partially refinance the cash consideration paid for the CMA CGM Marlin and the CMA CGM Kingfish, which we drew in full in August 2011.

The loan agreements are each repayable in 24 quarterly installments of $475,000, plus a balloon payment of $10.6 million, payable together with the final installment. The loan agreements bear interest at LIBOR plus 3.00% per annum and have maturity dates in May 2017.

The loan agreements are secured by, among other things, (i) a first priority mortgage on the CMA CGM Kingfish and the CMA CGM Marlin; (ii) an assignment of income and insurances; (iii) a pledge over the earnings accounts of the CMA CGM Kingfish and the CMA CGM Marlin; (iv) a monthly retention account; (v) the specific assignment of any time charter employment; (vi) a guarantee of the respective vessel-owning subsidiary; and (vii) the undertaking of our Manager.

The loan agreements contain financial covenants requiring us to maintain (i) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1; (ii) a market value adjusted net worth of no less than $150.0 million; (iii) minimum cash of the higher of $750,000 per vessel owned and $10.0 million; (iv) a leverage ratio of no more than 0.65.1; and (v) a ratio of total debt to EBITDA of no more than 5:1.

In addition, the loan agreements also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the Manager of the CMA CGM Kingfish and the CMA CGM Marlin; limitations on changes in our management; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou’s ownership interest in Paragon Shipping, based upon our interpretation of the loan agreements and advice we have received from our lender; the requirement to maintain a minimum security cover of 130% on a charter-exclusive basis; and other customary covenants. The loan agreements also contain customary events of default, including cross-defaults and material change to the borrower and to us.

The loan agreements contains voluntary prepayment clauses, whereby we may prepay the loans in whole or in part, without penalty on any interest payment date, subject to 15 days’ prior written notice to the lender, in minimum amounts of $475,000 or integral multiples thereof. Prepayments will be applied pro rata to reduce the then outstanding repayment installments and the balloon installment.

We were obligated to pay quarterly in arrears a 0.75% per annum commitment fee on the undrawn portion of the loan agreements. We had outstanding borrowings under the loan agreements of $21.05 million per loan agreement as of December 31, 2011.

$30.3 million secured loan agreement with Commerzbank

On July 29, 2011, we entered into a secured loan agreement of up to $30.3 million with Commerzbank to partially fund the acquisition of the MSC Emma, which we drew in full in August 2011.

The loan agreement is repayable in 28 quarterly installments of $800,000, plus a balloon payment of $7.85 million, payable together with the final installment. The loan agreement bears interest at LIBOR plus 2.35% per annum while the balance of the loan is less than 60% of value of the collateral securing the loan and LIBOR plus 2.65%, while the balance of the loan is greater than 60% of the value of the collateral securing the loan. The loan agreement has a maturity date of August 2018.

The loan agreement is secured by, among other things, (i) a first priority mortgage on the MSC Emma; (ii) an assignment of income and insurances; (iii) a pledge over the earnings account of the MSC Emma; (iv) the specific assignment of any time charter employment of the MSC Emma; (v) a guarantee of the vessel-owning subsidiary; (vi) a pledge of shares of the vessel-owning subsidiary; and (vii) the undertaking of our Manager.

The loan agreement contains financial covenants requiring us to maintain (i) minimum cash of the greater of $750,000 per vessel owned or $10.0 million; (ii) a ratio of EBITDA, as defined in the loan agreement, to interest expense of at least 2.5:1; (iii) total liabilities divided by market value adjusted total assets of no more than 65%; (iv) a net worth of at least $150.0 million; (v) a ratio of total liabilities to EBITDA of no more than 5:1.

In addition, the loan agreement also requires us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default, if an event of default would occur as a result of the payment of the dividend or if we are required to make a prepayment or provide additional security under the loan agreement; prohibitions of changes in the Manager of the MSC Emma; the requirement of Mr. Bodouroglou and/or any of his parents, children, siblings and wife to maintain a minimum ownership of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou’s ownership interest in Paragon Shipping; the requirement to maintain a minimum security cover of 133% on a charter-exclusive basis; the requirement that the retention account maintain at least $750,000; and other customary covenants. The loan agreement also contains customary events of default, including cross-defaults and material change to the borrower and to us.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 10 banking days’ prior notice to the lender, in minimum amounts of $800,000 or integral multiples thereof. Prepayments will be applied pro rata to reduce the balloon installment and the remaining repayment installments.

We were obligated to pay quarterly in arrears a 0.75% per annum commitment fee on the undrawn portion of the loan agreement. We had outstanding borrowings under this loan agreement of $29.45 million as of December 31, 2011.

As of December 31, 2011, we were in compliance with all of the covenants contained in our loan agreements described above, with the exception of the net worth covenant under our $30.3 million loan agreement with Commerzbank, which requires us to maintain a minimum net worth of $150.0 million. This breach was cured as the loan agreement was amended. The amended loan agreement requires that our net worth be above $130.0 million in the fourth quarter of 2011, above $125.0 million in the first quarter of 2012, above $130.0 million in the second through fourth quarters of 2012 and be restored to at least $150.0 million with effect from January 1, 2013. We have deposited with the respective bank a time deposit of $2.0 million, in an account free of any security interest, which shall be released once our net worth exceeds $150.0 million. See “Item 3. Key Information—D. Risk factors—Company Specific Risk Factors—We have not been in compliance with a financial covenant contained in one of our loan agreements.”

C.	Research and development, patents and licenses

None.

D.	Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand.

Containership charter rates peaked in 2005 and generally remained strong until the middle of 2008, when the effects of the recent economic crisis began to affect global trade, and reached near historically low levels in 2009. The recovery in China and India influenced positively charter rates in 2010 and the first half of 2011, which experienced a moderate recovery during those periods; however, charter rates declined in the second half of 2011 and remain below their historical averages in 2012 year to date due to the combination of increasing containership capacity (both current and expected) and decreasing demand. Global financial conditions remain volatile and demand for containership services may continue to decrease in the future. As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

Please see “Item 3. Key Information—D. Risk factors” for a discussion of the material risks inherent in our business. See also “Item 4. Information on the Company—B. Business overview—The Container Shipping Industry” for a discussion of the container shipping industry.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

Contractual Obligations (amounts in thousands of U.S Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$211,200	$17,700	$50,400	$35,400	$107,700
Interest payments(1)	$32,945	$8,124	$12,941	$9,892	$1,988
Management Fees(2)	$10,969	$2,806	$5,053	$3,110	—
Executive services(3)	$7,715	$1,800	$3,600	$2,315	—
Office Lease	$3	$3	—	—	—

Total	$262,832	$30,433	$71,994	$50,717	$109,688

(1)	Interest Payments refer to our expected interest payments of our loan agreements based on an assumed LIBOR rate of 1.0567%, being the 12 month LIBOR rate as of March 14, 2012.
(2)	Management fees are based on €620 per vessel, per day (or $809 per vessel, per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg) and includes the 1.25% charter hire commission for the vessels in our fleet under their current time charters, based on the estimated redelivery dates assuming no off-hire days.
(3)	Executive Services relate to the executive services fee of $1.8 million per annum in connection with the provision of services under the executive services agreement with Allseas and do not include any incentive compensation.

G.	Safe Harbor

See the section entitled “Forward Looking Statements” at the beginning of this annual report.

Item 6.     Directors, Senior Management and Employees

A.	Directors and Senior Management

Our board of directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, the vessels in our fleet are managed generally by our Manager, pursuant to separate management agreements, under which our Manager and its affiliates provide to us commercial and technical management services. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas” for additional information about these agreements.

Set forth below are the names, ages and positions of our directors and executive officers. The business address for each director and executive officer is c/o Box Ships Inc., 15 Karamanli Ave, GR 166 73, Voula, Greece. Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Michael Bodouroglou	57	Chairman, President, Chief Executive Officer and Class C Director
Robert Perri	39	Chief Financial Officer
Achilleas Stergiou	62	Class A Director
Dimitar Todorov	56	Class B Director
A. Joel Walton	50	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, age 57, has served as a director of the Company and our President and Chief Executive Officer since our inception in May 2010 and has served as our Chairman and Class C director since April 2011. Mr. Bodouroglou also serves as Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners’ Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. In 2007, Mr. Bodouroglou was appointed as a member of the Hellas Committee of the classification society GL (Germanischer Lloyd) and RINA (Registro Italiano Navale), who focus on continuously improving safety at sea.

Robert Perri, age 39, has served as our Chief Financial Officer since April 2011 and has also served as the financial officer of Paragon Shipping. From 2007 to 2010, Mr. Perri served as the vice president of finance at Atlas Maritime Ltd. Prior to that, Mr. Perri was a senior global equities analyst at

Zacks Investment Research from 2004 to 2007. From 2001 to 2003, Mr. Perri was an independent consultant helping entrepreneurs structure their businesses, and from 2000 to 2001, an equity research associate at First Albany Corp. From 1996 to 1998, Mr. Perri held various equity research positions at Prudential Securities and from 1995 to 1996, he was an accountant for Merrill Lynch Asset Management. Mr. Perri received his bachelor of science degree in Accounting and Finance from Drexel University, Philadelphia in 1995 and received his Master’s of International Economics and Management with a focus on finance and banking from Bocconi University, Milan in 1999. Mr. Perri is a Chartered Financial Analyst and was the membership chair of the Hellenic CFA Society from 2005 until 2010.

Achilleas Stergiou, age 62, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank’s shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the board of directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

Dimitar Todorov, age 56, has served as a Class B non-executive director of the Company since April 2011. Since 2003, Mr. Todorov has been the Executive Director and a member of the board of directors of Odessos Shiprepair Yard S.A., a shiprepair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship’s Machines and Equipment. Mr. Todorov has extensive technical experience and competence in the shiprepair business.

A. Joel Walton, age 50, has served as a Class A non-executive director of the Company since April 2011. Since May 2004, Mr. Walton has been the chief executive officer of the Maritime Authority of the Cayman Islands which also owns and operates the Cayman Registry. Prior to May 2004, Mr. Walton served in various posts within the Cayman Islands public sector, including that of Deputy Financial Secretary of the Cayman Islands for 11 years. Mr. Walton has also held appointments on a number of boards and committees in the Cayman public and private sectors, including: chairman of the Maritime Sector Consultative Committee; deputy chairman of the Cayman Islands Monetary Authority; chairman of the Cayman Islands Health Services Authority; chairman of the Company Sector Consultative Committee; deputy chairman of the Cayman Islands Public Service Pensions Board; and deputy chairman of the Cayman Islands Stock Exchange Authority. Mr. Walton has also held other board appointments, including with the Caribbean Utilities Company, Ltd., a Toronto Stock Exchange listed company with the Caribbean Development Bank. Mr. Walton obtained a Bachelor of Administration (Hons) degree with a specialization in finance from Brock University, Canada in 1983 and an MBA with a concentration in finance and strategic planning from the University of Windsor, Ontario in 1988.

B.	Compensation

We were formed on May 19, 2010. Prior to our Initial Public Offering in April 2011, we had not paid any compensation to our directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers. Our executive officers and directors and employees of our Manager are eligible to receive awards under our 2011 equity incentive plan, or 2011 Equity Incentive Plan, described below under “—2011 Equity Incentive Plan.” During 2011, we granted non-vested shares of common stock to our executive officers, directors and certain employees of our Manager, as set forth below. We do not have a retirement plan for our officers or directors.

Executive Compensation

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. Allseas is entitled to an executive services fee of $1.8 million per annum, payable in 12 monthly installments, in connection with the provision of services under the agreement. In addition, Allseas is entitled also to incentive compensation, at the discretion of our Board of Directors.

The aggregate compensation that we paid to Allseas under the executive services agreement in 2011 was approximately $1.3 million, which does not include incentive compensation of approximately $0.1 million awarded to Allseas, at the discretion of our board of directors, in relation to the executive services provided in 2011.

In connection with the completion of our Initial Public Offering in April 2011, on April 19, 2011, we granted 100,000 shares of our restricted common stock to Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $11.05 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on April 19, 2012.

In addition, on December 5, 2011, we granted 200,000 shares of our restricted common stock to Mr. Bodouroglou under our 2011 Equity Incentive Plan, with such restricted shares being valued at $10.23 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012. Furthermore, on January 2, 2012, we granted 2,000 shares of our restricted common stock to Mr. Robert Perri, our Chief Financial Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $8.66 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

All restricted shares granted to Messrs. Bodouroglou and Perri under our 2011 Equity Incentive Plan will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of Mr. Bodouroglou’s or Mr. Perri’s service as an executive officer of the Company and an employee of Allseas without cause (as defined under the 2011 Equity Incentive Plan) or if Mr. Bodouroglou’s or Mr. Perri’s service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If Mr. Bodouroglou or Mr. Perri voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited. We will recognize compensation expense with respect to such restricted shares granted to Mr. Bodouroglou in April 2011 and December 2011 and to Mr. Perri in January 2012 over the three-year vesting periods of such restricted share grants.

Compensation of Our Non-employee Directors

For the year ended December 31, 2011, each non-employee director was entitled to directors’ fees of $40,000 per annum, which increased to $45,000 per year, as of January 1, 2012, which is pro-rated for any portion of a full calendar year that the director is a member of our board of directors. In addition, each director is reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In addition, in connection with the completion of our Initial Public Offering in April 2011, on July 14, 2011, we granted 1,000 shares of our restricted common stock to each of our non-executive directors under our 2011 Equity Incentive Plan, with such restricted shares being valued at $10.735 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on April 19, 2012. Furthermore, on December 5, 2011, we granted 3,000 shares of our restricted common stock to each of our non-executive directors under our 2011 Equity Incentive Plan, with such restricted shares being valued at $10.23 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

All such restricted shares will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of the non-employee director’s service as a director of the Company without cause (as defined under the 2011 Equity Incentive Plan) or if the non-employee director’s service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If the non-employee director voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited. We will recognize compensation expense with respect to such restricted shares over the three-year vesting period of such restricted shares.

Compensation of Certain Employees of Our Manager

In connection with the completion of our Initial Public Offering in April 2011, on July 14, 2011, we granted 5,000 shares of our restricted common stock to an employee of our Manager under our 2011 Equity Incentive Plan, with such restricted shares being valued at $10.735 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on April 19, 2012.

On January 2, 2012, we granted an aggregate of 6,000 shares of our restricted common stock to certain employees of our Manager under our 2011 Equity Incentive Plan, with such restricted shares being valued at $8.66 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

In addition, on February 3, 2012, we granted an aggregate of 1,000 shares of our restricted common stock to certain employees of our Manager under our 2011 Equity Incentive Plan, with such restricted shares being valued at $8.275 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

All such restricted shares will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of the employee’s service as an employee of our Manager without cause (as defined under the 2011 Equity Incentive Plan) or if the employee’s service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If the employee voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited. We will recognize compensation expense with respect to such restricted shares over the three-year vesting period of such restricted shares.

C.	Board Practices

Our board of directors consists of the four directors named above. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Achilleas Stergiou and A. Joel Walton, expires at the 2012 annual general meeting of shareholders. The term of our Class B director, Mr. Dimitar Todorov, expires at the 2013 annual general meeting of shareholders and the term of our Class C director, Mr. Michael Bodouroglou, expires at the 2014 annual general meeting of shareholders.

In keeping with the corporate governance rules of the NYSE, from which we have derived our definition for determining whether a director is independent, our board of directors has determined that a majority of the directors on our board of directors is independent. Under the corporate governance rules of the NYSE, a director is not considered independent unless the board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates. In making this determination, our board of directors has broadly considered all facts and circumstances the board of directors deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee, a compensation committee, a nominating and corporate governance committee and a conflicts committee, each comprised of independent directors. In the case of our conflicts committee, it is also a requirement that no member of the conflicts committee may participate in the evaluation or approval of any transaction in which such director, or a member of his family or his employer, has any financial interest.

Our audit committee consists of Messrs. Todorov, Walton and Stergiou, each of whom has been determined by our board of directors to be independent under Rule 10A-3 of the Exchange Act in addition to the NYSE independence rules. Our board of directors has also designated Mr. Stergiou as an “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Our compensation committee consists of Messrs. Todorov, Walton and Stergiou. The compensation committee is responsible for establishing the compensation and benefits of our executive officers and making recommendations to the board of directors regarding the compensation of our non-employee directors, reviewing and making recommendations to the board of directors regarding our compensation policies, and overseeing our 2011 Equity Incentive Plan described below.

Our nominating and corporate governance committee consists of Messrs. Todorov, Walton and Stergiou. The nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws.

Our conflicts committee is comprised of directors who are neither officers nor directors of Paragon Shipping and who do not have a financial interest, including through a family or employment relationship, in any proposed transactions. The conflicts committee is comprised of Messrs. Todorov, Walton and Stergiou. The conflicts committee, which we are required to maintain pursuant to the terms of our code of ethics, is intended to provide a mechanism for independent assessment of whether proposed arrangements with Paragon Shipping, Mr. Michael Bodouroglou, and any entity controlled by Mr. Bodouroglou, and their respective affiliates, or proposed modifications to arrangements with Paragon Shipping, Mr. Bodouroglou, any entities controlled by Mr. Bodouroglou and their respective affiliates, are fair and reasonable to us. The board of directors is not obligated to seek approval of the conflicts committee on any matter; however, the board of directors may submit such proposed arrangements or modifications to the conflicts committee. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Review and Approval of Transactions with Related Persons.”

For matters presented to it, the conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, taking into account the totality of the relationship between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Our board of directors has the power to override a determination by the committee. However, a determination by directors who were interested in the transaction would be subject to Section 58 of the Marshall Islands Business Corporation Act, which provides that the transaction may be void or voidable unless the material facts of the interested directors’ interests are known or disclosed to the board of directors and the board of directors approves the transaction by a vote sufficient for such purpose without counting the vote of the interested directors, or if the vote of the disinterested directors is insufficient, by unanimous vote of the disinterested directors.

We do not maintain service contracts with any of our directors providing for benefits upon termination of employment.

D.	Crewing and Shore Employees

As of December 31, 2011, we had one employee. Allseas provides the services of our executive officers, who report directly to our board of directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2011, we had two shoreside executive officers, Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, and Mr. Robert Perri, our Chief Financial Officer. In addition, Mrs. Maria Stefanou serves as our corporate secretary.

Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships. Allseas subcontracts crewing services relating to our vessels to Crewcare, a company beneficially owned by Mr. Bodouroglou. We believe the streamlining of crewing arrangements ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

Each of our vessel-owning subsidiaries has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services and crew for each of our vessels. As of December 31, 2011, approximately 161 people were employed by Crewcare to crew the vessels in our fleet. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2011.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see “Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders.”

2011 Equity Incentive Plan

We adopted the Box Ships Inc. 2011 Equity Incentive Plan, effective upon the closing of our Initial Public Offering, under which our and our affiliates’ employees, officers, directors, consultants and service providers are eligible to participate. The plan provides for the award of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

Administration

The plan is administered by our board of directors. To the extent permitted by law and consistent with the terms of the plan, the board of directors may elect to delegate its responsibilities and powers to such committee of our board, or such other person or persons, as the board may designate, other than the authority to amend or terminate the plan. The plan administrator has the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of shares of common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of common stock available for delivery pursuant to awards granted under the plan is 1,000,000 shares. As of the date of this annual report, we had 674,000 shares of common stock remaining for issuance under the plan. If any award is forfeited or otherwise terminates or is cancelled without delivery of the shares of common stock, those shares will again be available for grant under the plan. Shares of our common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

Stock Options and Stock Appreciation Rights

The plan permits the grant of options covering the common stock and the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a share of common stock on the exercise date over the base price established for the stock appreciation right. Such excess may be paid in shares of common stock, cash, or a combination thereof, as determined by the plan administrator in its discretion. The plan administrator is able to make grants of stock options and stock appreciation rights under the plan containing such terms as the plan administrator may determine. Stock options and stock appreciation rights may have an exercise price or base price that is no less than the fair market value of our common stock on the date of grant. In general, stock options and stock appreciation rights granted will become exercisable over a period determined by the plan administrator.

Restricted Stock and Restricted Stock Units

Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a share of common stock following the vesting of the restricted stock unit or, in the discretion of the plan administrator, cash equivalent to the value of the common stock. The plan administrator may determine to make grants under the plan of restricted stock and restricted stock units to plan participants containing such terms as the plan administrator may determine. The plan administrator will determine the period over which restricted stock and restricted stock units granted to plan participants will vest. The plan administrator may base its determination upon the achievement of specified performance goals.

Unrestricted Stock

The plan administrator, in its discretion, may grant shares of our common stock free of restrictions under the plan in respect of past services or other valid consideration.

Change of Control

Unless otherwise provided in the instrument evidencing the award, in the event of a change in control of Box Ships Inc., all outstanding awards will become fully and immediately vested and exercisable.

Term, Termination and Amendment of Plan

Our board of directors, in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Unless the plan is terminated earlier, no award may be granted under the plan following the tenth anniversary of the date of the plan’s adoption by our board of directors. Our board of directors also has the right to alter or amend the plan or any part of the plan from time to time, subject to shareholder approval in certain circumstances as provided in the plan. The plan administrator may also modify outstanding awards granted under the plan. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

Options

As of the date of this annual report, we had not granted any options to purchase shares of our common stock.

Non-vested Shares of Common Stock

For more information on our awards of non-vested common stock granted under our 2011 Equity Incentive Plan, please see “—Executive Compensation,” “—Compensation of our Non-employee Directors,” and “—Compensation of Certain Employees of our Manager” above and please also refer to Note 9 in the Company’s financial statements included at the end of this annual report.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the beneficial ownership of shares of our common stock, as of the date of this annual report, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this annual report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Executive Officers and Directors:
Michael Bodouroglou(2)	1,976,500	12.1%
Robert Perri	—	*
Achilleas Stergiou	—	*
Dimitar Todorov	—	*
A. Joel Walton	—	*
Executive Officers and Directors as a Group	1,990,500	12.2%

5% Beneficial Owners:
Paragon Shipping Inc.	3,437,500	21.1%
OppenheimerFunds, Inc.(3)	1,446,531	8.9%
Morgan Stanley(4)	998,690	6.1%

*	Less than 1.0% of our outstanding common stock.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Box Ships Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.
(2)	Mr. Bodouroglou may be deemed to beneficially own these shares of our common stock through Neige International, a Marshall Islands corporation controlled by Mr. Bodouroglou.
(3)

The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 6, 2012, which reported shared voting and dispositive power over the shares with Oppenheimer Equity Income Fund, Inc. The business addresses of OppenheimerFunds, Inc. and Oppenheimer Equity Income Fund, Inc., as reported on the Schedule 13G filed with the SEC on February 6, 2012, are Two World Financial Center, 225 Liberty Street, New York, New York 10281 and 6803 S. Tuscon Way, Centennial Colorado, 80112, respectively.

(4)

The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 10, 2012, which reported shared voting power over 191,562 of the shares with Morgan Stanley Smith Barney LLC. The business addresses of Morgan Stanley and Morgan Stanley Smith Barney LLC, as reported on the Schedule 13G filed with the SEC on February 10, 2012, is 1585 Broadway, New York, NY 10036.

As of the date of this annual report, we had 11 shareholders of record, one of which, CEDE & CO., a nominee of The Depository Trust Company, was located in the United States and held an aggregate of 10,886,000 shares of our common stock, representing 66.7% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Purchase Agreements with Paragon Shipping and Proplous Navigation

Upon the closing of our Initial Public Offering in April 2011, we entered into purchase agreements with Paragon Shipping to acquire two 3,400 TEU 2010-built containerships, the Box Trader and the Box Voyager, in consideration for 2,266,600 shares of our common stock and approximately $69.2 million in cash. We funded the cash consideration with a portion of the net proceeds of our Initial Public Offering.

In addition, upon the closing of our Initial Public Offering, we entered into purchase agreements with each of Paragon Shipping and Proplous Navigation, a company controlled by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, to acquire one 5,100 TEU 2007-built containership, the CMA CGM Kingfish and one 5,100 TEU 2007-built containership, the CMA CGM Marlin, respectively. We funded the acquisition of the CMA CGM Kingfish with 1,170,900 shares of our common stock and approximately $35.8 million in cash from the net proceeds of our Initial Public Offering and borrowings under our secured loan agreements. We funded the acquisition of the CMA CGM Marlin with 1,562,500 shares of our common stock, issuable to Proplous Navigation, which nominated Neige International, a company also controlled by Mr. Bodouroglou, to receive the shares, and approximately $29.5 million in borrowings under our unsecured loan agreement with Paragon Shipping.

The Box Trader and the Box Voyager were delivered to us on April 29, 2011, and we took delivery of the CMA CGM Kingfish and the CMA CGM Marlin on May 19, 2011 and May 31, 2011, respectively.

Mr. Bodouroglou owns and controls 100% of the outstanding capital stock of Allseas, our Manager, and is the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping. As of the date of this annual report, Paragon Shipping owns approximately 21.1% of our outstanding common stock and Mr. Michael Bodouroglou, may be deemed to beneficially own approximately 12.1% of our outstanding common stock.

Novation of Purchase Agreements with Allseas

Following the closing of our Initial Public Offering in April 2011, our Manager novated to us purchase agreements to acquire from unaffiliated third parties one 4,500 TEU 2006-built containership, the Maersk Diadema, and one 6,500 TEU 2010-built containership, the Maule, for a purchase price of $59.6 million and $79.3 million, respectively, inclusive of a 1.0% commission payable to our Manager under our management agreements relating to these vessels. We funded the acquisition of the Maersk Diadema and the Maule with a portion of the net proceeds from our Initial Public Offering and borrowings under our secured loan agreements. We granted the charterer of the Maule an option to purchase the vessel from us upon expiration of the charter, which will fall in May 2016, provided the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated with us. In June 2011, our Manager novated to us a purchase agreement to acquire from an unaffiliated third party one 5,060 TEU 2004-built containership, the MSC Emma, for a purchase price of $55.0 million, inclusive of a 1.0% commission payable to our Manager under our management agreement relating to this vessel. We funded the acquisition of the MSC Emma with borrowings under our secured loan agreements.

Management Agreements with Allseas

We have entered into separate management agreements with Allseas for each of the vessels in our fleet, pursuant to which Allseas is responsible for the commercial and technical management functions of our fleet. Commercial management includes, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.

Under the terms of the management agreements, Allseas has agreed to use its best efforts to provide technical and commercial management services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remains responsible for any subcontracted services under the management agreements. We have agreed to indemnify Allseas for losses it incurs in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas or its employees or agents. Allseas has agreed to indemnify us for our losses caused by its gross negligence or willful misconduct.

Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless in each case, at least 90 days’ advance notice of termination is given by either party.

Under the management agreements, Allseas is entitled to a technical management fee of €620 per vessel, per day (or $809 per vessel, per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg), payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the purchase of Box Trader, the Box Voyager, the CMA CGM Kingfish and the CMA CGM Marlin, which were acquired from companies affiliated with us, and (iii) a superintendent fee of €500 per day (or $652 per day using an exchange rate of $1.3046€1.00, the U.S. dollar/Euro exchange rate as of March 14, 2012 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

Under the terms of the management agreements, Allseas is entitled to terminate a particular agreement if any moneys payable under the agreement have not been received within 10 days of such payment having been requested by Allseas or if, after receipt of Allseas’s objection thereto, we proceed to employ the vessel subject to the agreement in a trade or in a manner that is, in Allseas’s opinion, likely to be detrimental to its reputation as a manager or prejudicial to its commercial interest. Under the terms of the management agreements, we are also entitled to terminate a particular agreement if any moneys payable to us under the agreement are not paid or accounted for in full by the Manager or the Manager repeatedly neglects or fails to perform its principal duties to meet its material obligations under the agreement.

In addition, the management agreements may be terminated if (i) we cease to be the owner of the vessel by reason of a sale thereof; (ii) the vessel becomes an actual, constructive, compromised or arranged total loss; (iii) the vessel is requisitioned for title or other compulsory acquisition of the vessel occurs, other than requisition for hire; (iv) the vessel is captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and is not subsequently released; (v) either party ceases to carry on its business or the substantial portion of the business, properties or assets of either party is seized or appropriated; or (vi) an order is made against either party by a competent court or other appropriate authority or a resolution is passed for the bankruptcy, dissolution or winding up of a party or for the appointment of a liquidator, manager, receiver or trustee of a party or all or a substantial part of the party’s assets, other than for the purposes of amalgamation or re-organization not involving or arising out of insolvency.

Furthermore, the management agreements will terminate upon a change of control of us. Under the agreements, a change of control means the occurrence of any of the following:

•

the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets, other than a disposition to Paragon Shipping or any of its affiliates;

•	the adoption by our board of directors of a plan of liquidation or dissolution of us;

•

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act), other than Paragon Shipping or any of its affiliates, becomes the beneficial owner, directly or indirectly, of a majority of our voting shares, measured by voting power rather than number of shares;

•

if, at any time, we become insolvent, admit in writing our inability to pay our debts as they become due, are adjudged bankrupt or declare our bankruptcy or make an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commence or consent to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

•

we consolidate with, or merge with or into, any person (other than Paragon Shipping or any of its affiliates), or any such person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which outstanding shares of our common stock are converted into or exchanged for cash, securities or other property, or receive a payment of cash, securities or other property, other than any such transaction where any shares of our common stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding voting power of such surviving or transferee person immediately after giving effect to such issuance; and

•	the first day on which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on the date immediately after the closing of our Initial Public Offering; or

•

nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of our Initial Public Offering or whose nomination or election was previously so approved.

The management agreements may not be amended or otherwise modified without the written consent of both parties.

During 2011, we incurred approximately $1.4 million, $0.5 million and $1.9 million in management fees, chartering and vessel commissions, respectively.

Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Administrative Services Agreement with Allseas

On April 19, 2011, we entered into an administrative services agreement with Allseas, under which, Allseas provides us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. Allseas’s engagement under the agreement shall continue for as long as Allseas remains in the premises of 15 Karamanli Ave. in Voula, Greece as tenant, or under any other capacity, and may be terminated at any time by either party upon 60 days’ prior written notice. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties.

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas’s engagement is terminated by us for Cause (as defined in the agreement) or voluntarily by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas’s engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement), Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement). In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement) and, in such case, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement).

Under the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas, which amounted to approximately $23,000 for the year ended December 31, 2011.

Executive Services Agreement with Allseas

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five-year terms unless sooner terminated upon 60 days’ prior written notice. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties.

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas’s engagement is terminated by us for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas’s engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement), Allseas will be entitled to receive its annual fee payable under the agreement through the Termination Date (as defined in the agreement). In addition, either party has the option to terminate the agreement within six months following a Change of Control (as defined in the agreement).

Under the agreement, Allseas is entitled to an executive services fee of $1.8 million per annum, payable in 12 monthly installments, in connection with the provision of services under the agreement. For the year ended December 31, 2011, the amount charged by Allseas under the executive services agreement amounted to approximately $1.3 million, which does not include incentive compensation of approximately $0.1 million awarded to Allseas, at the discretion of our Board of Directors, in relation to executive services provided during the year ended December 31, 2011.

Manning Agreements with Crewcare

Allseas subcontracts crewing services relating to our vessels to Crewcare, a company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into separate manning agreements with Crewcare, pursuant to which Crewcare provides manning services for our vessels in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board our vessels and a one-time recruitment fee of $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees payable under the agreements are subject to the review and mutual agreement by Allseas and Crewcare in January of each year.

For the year ended December 31, 2011, the amount charged by Crewcare under the manning agreements amounted to approximately $0.1 million.

Our Executive Officers and Certain of Our Directors

Michael Bodouroglou, our Chairman, President and Chief Executive Officer, and Robert Perri, our Chief Financial Officer, are also officers of Paragon Shipping. Mr. Bodouroglou serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping and Mr. Perri serves as the financial officer of Paragon Shipping.

Distributions and Payments to Paragon Shipping and its Affiliates

The following table summarizes distributions and payments made by us to Paragon Shipping or its affiliates in connection with our formation upon the completion of our Initial Public Offering in April 2011 and to Allseas, our Manager, or its affiliates, in connection with our ongoing operation of the agreements we have entered into with Allseas. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage
The consideration received by Paragon Shipping in consideration for its sale to us of two 3,400 TEU 2010-built containerships, the Box Trader and the Box Voyager, and one 5,100 TEU 2007-built containership, the CMA CGM Kingfish, upon the closing of our Initial Public Offering in April 2011	3,437,500 shares of common stock, together with $105.0 million in cash from the net proceeds of our Initial Public Offering and borrowings under certain of our loan agreements.

The consideration received by Proplous Navigation in consideration for its sale to us of one 5,100 TEU 2007-built containership, the CMA CGM Marlin, upon the closing of our Initial Public Offering in April 2011	1,562,500 shares of common stock, issuable to Proplous Navigation, which nominated Neige International, a company controlled by Mr. Bodouroglou to receive such shares, together with $29.5 million in cash from borrowings under our unsecured loan agreement with Paragon Shipping.
Operational Stage
Dividends to Paragon Shipping and Proplous Navigation	Based on their ownership of shares of our common stock, Paragon Shipping and Neige International, as nominee of Proplous Navigation, which is controlled by our Chairman, President and Chief Executive Officer, are entitled to receive dividends that our board of directors declares on our common stock and, accordingly, received a dividend of $0.15 per share in connection with the dividend we paid on August 24, 2011 for the second quarter of 2011, $0.30 per share in connection with the dividend we paid on November 29, 2011 for the third quarter of 2011 and $0.30 per share in connection with the dividend we paid on March 2, 2012 for the fourth quarter of 2011.

Payments to our Manager	Allseas, our Manager, manages our operations, subject to the oversight of our board of directors and the supervision of our executive officers. Pursuant to the management agreements entered into between each of our vessel-owning subsidiaries and Allseas, Allseas is responsible for the commercial and technical management functions of our fleet. We pay for these services pursuant to the terms set forth in the management agreements. We are not able to quantify in advance these costs because the payment amounts due and the particular amounts or mix of services to be provided under that agreement are not specified or fixed, and we expect that the aggregate amount of these costs will vary from period to period. Please see “—Management Agreements with Allseas” above for further information about the management agreements.

We have also entered into an administrative services agreement with Allseas, under which, Allseas provides us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. Under the terms of the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas, which amounted to approximately $23,000 for the year ended December 31, 2011.

Furthermore, we have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. Allseas is entitled to an executive services fee of $1.8 million per annum, payable in 12 monthly installments, in connection with the provision of services under the agreement. For the year ended December 31, 2011, the amount charged by Allseas under the executive services agreement amounted to approximately $1.3 million, which does not include incentive compensation of approximately $0.1 million awarded to Allseas, at the discretion of our Board of Directors, in relation to executive services provided during the year ended December 31, 2011.

Allseas subcontracts crewing services relating to our vessels to Crewcare, a company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services for each of our vessels in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board our vessels and a one-time recruitment fee of $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training.

Loan agreement with Paragon Shipping

For a discussion of the unsecured loan agreement of up to $30.0 million with Paragon Shipping we entered into on May 27, 2011 following the completion of our Initial Public Offering, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements—Loan agreement of up to $30.0 million with Paragon Shipping.”

Non-Competition Agreement with Paragon Shipping and Our Chairman, President and Chief Executive Officer

On April 19, 2011, we entered into an agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, reflecting, among others, the provisions described below:

For so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable. Notwithstanding this agreement, Paragon Shipping may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the international containership industry, and this could have a material effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Business Opportunities

Paragon Shipping and we have agreed that so long as Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock and Mr. Michael Bodouroglou is a director or executive officer of both Paragon Shipping and our Company, Paragon Shipping will not acquire or enter into any charter for containerships and we will not acquire or enter into any charter for drybulk carriers of which it, they or we become aware.

Amendments

The portions of our agreement with Paragon Shipping that relate to conflicts of interest with Paragon Shipping may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common stock.

Termination

If Paragon Shipping no longer beneficially owns shares representing at least 5% of the total issued and outstanding shares of our common stock or Mr. Michael Bodouroglou is no longer a director or executive officer of both Paragon Shipping and our Company, then this agreement with respect to the obligations of Paragon Shipping will terminate.

Options to Acquire Two Newbuilding Containerships

We have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us options to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our options to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our options to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

Registration Rights

On April 19, 2011, we entered into a registration rights agreement with Paragon Shipping and Neige International, as nominee for Proplous Navigation, pursuant to which we granted Paragon Shipping and Neige International, and their affiliates or transferees, certain registration rights with respect to our common stock. Pursuant to the agreement, Paragon Shipping and Neige International, and their affiliates and transferees, have the right, subject to certain terms and conditions, to require us, on up to three separate occasions following April 19, 2012, the anniversary of the closing of our Initial Public Offering, to register under the Securities Act, shares of our common stock held by Paragon Shipping and Neige International, or their affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of our common stock by us.

Office Lease

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. The term of the lease is for one year and will expire on May 31, 2012, unless the lease is renewed. The monthly lease payment for the first year is €500, plus 3.6% tax, and will adjust thereafter annually for increases in inflation. For the year ended December 31, 2011, we were charged approximately $5,000 in rental payments under our lease agreement dated June 1, 2011.

Review and Approval of Transactions with Related Persons

Related person transactions must be approved by the board of directors or by the conflicts committee, which will approve the transaction only if they determine that it is in the best interests of our company. In considering the transaction, the board of directors or conflicts committee will consider all relevant factors, including as applicable (i) the related person’s interest in the transaction; (ii) the approximate dollar value of the amount involved in the transaction; (iii) the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss; (iv) our business rationale for entering into the transaction; (v) the alternatives to entering into a related person transaction; (vi) whether the transaction is on terms no less favorable to us than terms that could have been reached with an unrelated third party; (vii) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; (viii) the overall fairness of the transaction to us; and (ix) any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. If a director is involved in the transaction, he or she will not cast a vote regarding the transaction.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial information

A.	Consolidated statements and other financial information

See “Item 18. Financial Statements.”

Legal Proceedings

To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Dividend Policy

You should read the following discussion of our dividend policy and restrictions on dividends in conjunction with specific assumptions included in this section. In addition, you should read the section entitled “Forward-Looking Statements” at the beginning of this annual report and “Item 3. Key Information—D. Risk factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

On March 2, 2012, we paid a dividend of $0.30 per share with respect to the fourth quarter of 2011. On November 29, 2011, we paid a dividend of $0.30 per share with respect to the third quarter of 2011 and on August 24, 2011, we paid a dividend of $0.15 per share with respect to the second quarter of 2011. Our dividend policy is to pay quarterly dividends to shareholders, in February, May, August, and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydocking, surveys and other purposes as our board may from time to time determine. In determining the amount of cash available for distribution after payment of cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our existing loan agreements and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, drydocking costs, repairs, claims and other liabilities and obligations.

Our secured loan agreements have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the secured loan agreements. Under such circumstances, we or our subsidiaries will not be able to pay dividends so long as we are in default or have breached certain covenants of the secured loan agreements and are unable to obtain the lender’s consent or waiver to cure such default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent. Furthermore we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends.

Our ability to make distributions to our shareholders will also depend upon the performance of our current and future wholly-owned subsidiaries through which we own and operate vessels, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our vessel-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

The declaration and payment of dividends is at the sole discretion of our board of directors, and there can be no assurance that we will not reduce or eliminate our dividend in the future.

We believe that, under current U.S. law (which is scheduled to expire after 2012), any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute “qualified dividend income” and, as a consequence, non-corporate U.S. shareholders would generally be subject to a 15% U.S. federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder’s tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. Legislation has previously been proposed in the U.S. Congress which would, if enacted, make it unlikely that our dividends would qualify for the reduced rates. As of the date hereof, it is not possible to predict whether such proposed legislation would be enacted. Please see “Item 10. Additional Information—E. Taxation” for additional information relating to the tax treatment of our dividend payments.

We have a limited operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock in the future. In addition, the container vessel time charter market may be highly volatile, and we cannot accurately predict the amount of cash distributions, if any, that we may make in any period. Factors beyond our control may affect the charter market for our vessels, our charterers’ ability to satisfy their contractual obligations to us, and our voyage and operating expenses.

In January 2012, we announced that, consistent with our dividend policy described above, we anticipated paying dividends with respect to the fourth quarter of 2011 and the first quarter of 2012 in line with the $0.30 per share dividend paid with respect to the third quarter of 2011. We currently anticipate paying aggregate dividends with respect to the four calendar quarters of 2012 equal to approximately $1.00 per share, assuming (i) drydockings of two of our vessels during the second quarter of 2012 for the anticipated period of time and resulting off-hire days and expense; (ii) the continued performance of our current time charters and no unexpected off-hire periods; (iii) that we do not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established from time to time by the board of directors, (iv) no material changes in vessel operating or financing expenses; and (v) the renewal of two of our existing time charters upon their expiration in 2012 at rates consistent with our current expectations for the charter market at such time. The declaration and payment of any dividend will be determined at the sole discretion of our board of directors. We cannot guarantee that we will pay dividends in the amounts stated above or at all during these periods, and our ability to pay such dividends will be subject to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our board of directors.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.	The Offer and Listing

Our common stock commenced trading on the NYSE under the symbol “TEU” on April 14, 2011.

The table below sets forth the low and high closing prices for each of the periods indicated for our common stock.

For the Fiscal Year Ended	Low	High
December 31, 2011(1)	$7.10	$11.50

(1)	For the period from April 14, 2011, the date on which our common stock began trading on the NYSE, until the end of the period.

For the Quarter Ended	Low	High
June 30, 2011	$9.17	$11.50
September 30, 2011	$7.10	$11.20
December 31, 2011	$7.20	$10.56

For the Month	Low	High
September 2011	$7.10	$9.75
October 2011	$7.20	$9.62
November 2011	$8.89	$10.56
December 2011	$8.35	$10.23
January 2012	$8.12	$9.11
February 2012	$8.13	$9.74
March 1, 2012 through March 15, 2012	$8.50	$8.97

Item 10.	Additional Information

A.	Share capital

Authorized Capitalization

Our amended and restated articles of incorporation provide for shares of common stock, which each have one vote per share. As of the date of this annual report, our authorized capital stock consisted of 500,000,000 registered shares, of which:

•	475,000,000 shares are designated as common stock, par value $0.01 per share;

•

25,000,000 shares are designated as preferred stock, par value $0.01 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement described under “—Stockholders Rights Agreement.”

All of our shares of stock are in registered form. As of the date of this annual report, we had issued and outstanding 16,326,000 shares of common stock.

Share History

On May 19, 2010, we issued to Paragon Shipping 100 shares of our capital stock, no par value, constituting all of the shares of our authorized capital stock.

On April 11, 2011, following approval by our board of directors and sole shareholder, we amended and restated our articles of incorporation, among other things, to increase our authorized share capital to 500,000,000 registered shares, comprised of 475,000,000 shares of common stock and 25,000,000 shares of preferred stock, each with a par value of $0.01 per share. The 100 shares of our capital stock, no par value, held by Paragon Shipping were converted to 100 shares of common stock, par value $0.01 per share, upon the filing of our amended and restated articles of incorporation with the Registrar of Corporations of the Republic of the Marshall Islands and were subsequently cancelled as discussed below.

On April 19, 2011, we completed our Initial Public Offering, whereby we issued 11,000,000 shares of our common stock at public offering price of $12.00 per share, resulting in net proceeds of approximately $122.7 million after deducting underwriting discounts and commissions. Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, purchased 114,000 shares of our common stock in our Initial Public Offering at the public offering price of $12.00 per share. Concurrently with the closing of our Initial Public Offering, Paragon Shipping surrendered to us the 100 shares of our common stock that it owned and the 100 shares were subsequently cancelled.

On April 19, 2011, we entered into purchase agreements with Paragon Shipping to acquire the Box Trader and the Box Voyager, in consideration for 2,266,600 shares of our common stock and approximately $69.2 million in cash. The 2,266,600 shares of common stock were issued to Paragon Shipping on April 29, 2011 in connection with the delivery of the Box Trader and the Box Voyager.

In addition, on April 19, 2011, we entered into purchase agreements with each of Paragon Shipping and Proplous Navigation, a company owned by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, to acquire the CMA CGM Kingfish and the CMA CGM Marlin, respectively. We funded the acquisition of the CMA CGM Kingfish with 1,170,900 shares of our common stock and approximately $35.8 million in cash from the net proceeds of our Initial Public Offering and borrowing under our secured loan agreements. We funded the acquisition of the CMA CGM Marlin with 1,562,500 shares of our common stock, issuable to Proplous Navigation, which nominated Neige International, a company also controlled by Mr. Bodouroglou, to receive the shares, and approximately $29.5 million in borrowings under our unsecured loan agreement with Paragon Shipping. The shares of common stock were issued to Paragon Shipping and Neige International on May 19, 2011 and May 31, 2011, respectively, in connection with the delivery of the CMA CGM Kingfish and the CMA CGM Marlin.

In connection with the completion of our Initial Public Offering, on April 19, 2011, we granted 100,000 shares of our restricted common stock to Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $11.05 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on April 19, 2012.

In connection with the completion of our Initial Public Offering, on July 14, 2011, we granted under our 2011 Equity Incentive Plan 1,000 shares of our restricted common stock to each of our non-executive directors and 5,000 shares of our restricted common stock to an employee of our Manager, with such restricted shares being valued at $10.735 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on April 19, 2012.

On December 5, 2011, we granted under our 2011 Equity Incentive Plan 200,000 shares of our restricted common stock to Mr. Bodouroglou and 3,000 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $10.23 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

On January 2, 2012, we granted under our 2011 Equity Incentive Plan 2,000 shares of our restricted common stock to our Chief Financial Officer, Mr. Robert Perri, and an aggregate of 6,000 shares of our restricted common stock to certain employees of our Manager, with such restricted shares being valued at $8.66 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

On February 3, 2012, we granted under our 2011 Equity Incentive Plan 1,000 shares of our restricted common stock to certain employees of our Manager, with such restricted shares being valued at $8.275 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

B.	Memorandum and articles of association

The following is a description of material terms of our amended and restated articles of incorporation and amended and restated bylaws currently in effect.

Purpose

Our purpose, as is stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our amended and restated articles of incorporation and amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.

Common Stock

Voting Rights

Generally, Marshall Islands law provides that the holders of a class of stock are entitled to a separate class vote on any proposed amendment to our amended and restated articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely.

Holders of shares of our common stock have identical rights entitling the holder to one vote per share.

Dividends

Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in the company’s articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends. In the event a stock dividend is paid, the holders of our common stock will receive shares of our common stock, or rights to acquire shares of our common stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Shares of our common stock are not convertible into any other shares of our capital stock.

Other Rights

Holders of our common stock do not have redemption or preemptive rights to subscribe for any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock that we may issue in the future.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

We have designated 1,000,000 shares of our preferred stock as Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement described under “—Stockholders Rights Agreement.”

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting. Our amended and restated articles of incorporation provide that our board of directors must consist of at least three members, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Directors are elected annually on a staggered basis, whereby each director is divided into one of three classes, which shall be as nearly equal in number as possible. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our amended and restated bylaws, annual meetings of shareholders are held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the BCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for the shareholder’s shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of shares of our common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Director Liability and Indemnification of Directors and Officers

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our amended and restated articles of incorporation bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by law. Our amended and restated bylaws also authorize us to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

We have entered into a non-competition agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that provides that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

In addition, we have also entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us options to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our options to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our options to acquire one or both of these vessels, Paragon

Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

The agreements described above have the effect of limiting the conflicts of interest that our directors and officers who also serve as directors or officers of Paragon Shipping or its other affiliates may have. There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Anti-Takeover Effect of Certain Provisions of Our Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 shares of “blank check” preferred stock. Our board of directors could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of our common stock. The issuance of preferred stock, of which 1,000,000 shares is designated Series A Participating Preferred Shares in connection with our adoption of a Stockholders Rights Agreement described under “—Stockholders Rights Agreement”, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and might harm the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Classified Board of Directors

Our amended and restated articles of incorporation provide that our board of directors serve staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of the capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated bylaws provide that, subject to certain limited exceptions, only the chairman of the board of directors, a majority of the board of directors or any officer of the Company who is also a director may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting of shareholders.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Business combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our amended and restated articles of incorporation. Specifically, our amended and restated articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•

any person who is our affiliate or associate, other than Paragon Shipping, Mr. Bodouroglou and any entity controlled by Michael Bodouroglou, and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person, provided, however, that the term “interested shareholder” will not include any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by us; provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of our voting shares, except as a result of further action by us not caused, directly or indirectly, by such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•

any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•

any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our amended and restated articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•

at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our Initial Public Offering;

•

a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Stockholders Rights Agreement

General

We have adopted a stockholders rights plan. Each share of our common stock includes one right, or, collectively, the rights, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per unit, subject to specified adjustments. The rights were issued pursuant to a Stockholders Rights Agreement between us and Computershare Trust Company, N.A., as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

We have summarized the material terms and conditions of the Stockholders Rights Agreement and the rights below. For a complete description of the rights, we encourage you to read the Stockholders Rights Agreement filed as an exhibit to this annual report.

Detachment of the Rights

The rights are attached to all certificates representing our currently outstanding shares of common stock and will attach to all certificates for shares of our common stock we issue before the rights distribution date or the date on which the rights expire (or thereafter, in certain circumstances). The rights will not be exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary of the closing of our Initial Public Offering, unless we redeem or exchange them earlier as we describe below. The rights will separate from shares of our common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•

ten days following a public announcement that a person or group of affiliated or associated persons, or an “acquiring person,” has acquired or obtained the right to acquire beneficial ownership of 15% or more of the number of shares of our outstanding common stock; or

•	ten business days following the announcement of a tender or exchange offer that would result, if closed, in a person’s becoming an acquiring person.

Paragon Shipping, Michael Bodouroglou and any entity controlled by Michael Bodouroglou, and their respective related entities, are excluded from the definition of “acquiring person” for purposes of the distribution of the rights, and therefore their ownership cannot trigger the distribution of the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of shares of our common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date of some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of our common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of our common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person, as defined above.

If a flip-in event occurs and we do not redeem the rights as described under the heading “Redemption of Rights” below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of stock of the same class of stock in which such right is included, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, subject to limited exceptions; or

•	50% or more of our assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such right.

Anti-Dilution

The number of outstanding rights associated with shares of our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring before the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our common stock that are not integral multiples of one one-thousandth of a share of preferred stock and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date before the date of exercise. The rights agreement reserves to us the right to require before the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of Rights

At any time before the close of business on the earlier of the distribution date or the date on which the rights expire, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or shares of common stock. The rights are not exercisable and no flip-in event shall occur if timely redeemed by us. The rights will terminate immediately upon ordering the redemption and making the appropriate filing with the rights agent.

Exchange of Rights

We may, at our option, subject to applicable laws, rules and regulations, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and before any person becoming the beneficial owner of 50% or more of the shares of common stock then outstanding.

Amendment of Terms of Rights

During the time the rights are redeemable, we may amend any of the provisions of the rights agreement in any way without the approval of the rights holders. Once the rights cease to be redeemable,

we generally may amend the provisions of the rights agreement without the approval of the rights holders, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or any other time period, unless such lengthening is for the purpose of protecting, clarifying or enhancing the rights and benefits of the rights holders (other than an acquiring person).

Transfer Agent

The registrar, transfer agent and dividend-paying agent for our common stock is Computershare Trust Company, N.A.

C.	Material contracts

We refer you to “Item 5. Operating and Financial Review and Prospects —B. Liquidity and capital resources—Loan Agreements,” “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions,” and “—B. Memorandum and articles of association—Stockholders Rights Agreement” for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned sections of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partners or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock, may be subject to special rules. This discussion deals only with holders who hold the shares of our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S Holders, each as defined below, of shares of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, we anticipate that our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as United States corporations; and

(2)	either:

•	more than 50% of the value of our outstanding stock is owned, directly or indirectly, by “qualified shareholders,” as described in more detail below, which we refer to as the “50% Ownership Test,” or

•

our stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we are incorporated, grant an “equivalent exemption” to United States corporations. The Marshall Islands and Liberia, the jurisdictions in which our shipholding subsidiaries are incorporated, each provides an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Due to the widely held nature of our stock we do not currently anticipate a circumstance where we would be able to satisfy the 50% Ownership Test.

As discussed below, for the 2011 taxable year, we believe that we satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, our common shares were primarily and regularly traded on the NYSE and we intend to take this position on our U.S. federal income tax return.

The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During the 2011 taxable year, shares of our common stock were “primarily traded” on the NYSE.

Under the regulations, stock of a foreign corporation will be considered to be “regularly traded” on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Since, all of our shares of common stock are listed on the NYSE, we believe that we satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our shares of common stock, such class of shares is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the 5% Override Rule.

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

For our 2011 taxable year, we do not believe that we were subject to the 5% Override Rule and therefore, we believe that we satisfied the Publicly-Traded Test. However, in any future taxable year, it is possible that our 5% Shareholders may own 50% or more of our common stock. Therefore, we may be subject to the 5% Override Rule for such year unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation In Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to an additional 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from the bareboat chartering of a vessel, is attributable to a fixed place of business in the United States).

We do not anticipate that we will have a fixed place of business in the United States involved in earning of shipping income. Based on the foregoing, we do not anticipate that any of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock (other than certain pro-rata distributions of our common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his shares of our common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through taxable years beginning on or before December 31, 2012) provided that (1) the shares of common stock are readily tradable on an established securities market in the United States (such as the NYSE on which our common stock currently trades); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the shares of common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the shares of common stock become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary dividend income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such shares of common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. A U.S. Holder’s tax basis in our common stock generally will equal the U.S. Holder’s acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares of our common stock, either:

•

at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated a PFIC for any future taxable year. However, our status as a PFIC will depend upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities (whether conducted directly or through participation in a pool) of us or any of our wholly-owned subsidiaries as services income, rather than rental income. Correspondingly, we believe such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in the performance of bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election” or makes a “mark-to-market” election with respect to shares of our common stock. For taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of U.S. Holders Making a Timely QEF Election.

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the shares of our common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information (including a PFIC annual information statement) in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as is expected to be the case, our common stock were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the shares of our common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares of our common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his shares of our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares of common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election.

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds shares of our common stock and during which we are treated as PFIC, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the shares of our common stock), and (2) any gain realized on the sale, exchange or other disposition of our shares of common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders’ aggregate holding period for the shares of our common stock

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Non-Electing Holders may be subject to IRS filing requirements with respect to their ownership of shares in a PFIC. These adverse tax consequence would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the shares of our common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your shares of common stock through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your shares of common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your shares of common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates. Our filings are also available on our website at http://www.box-ships.com. This web address is provided as an inactive textual reference only. Information on our website does not constitute a part of this annual report.

I. Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The international containership industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. While the Company may in the future hedge its interest rate risk with swap agreements, we have not hedged any of our interest rate exposure, as of December 31, 2011. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level, an increase or decrease of 50 basis points in the LIBOR interest rates and all other variables were held constant would have resulted in a respective increase or decrease in interest expense by approximately $0.6 million for the year ended December 31, 2011, and would be expected to increase or decrease our interest expense by approximately $1.0 million for the year ending December 31, 2012.

Currency and Exchange Rates Risk

For the year ended December 31, 2011, we generated all of our revenues in U.S. dollars and incurred approximately 28% of our expenses in currencies other than U.S. dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the year ended December 31, 2011 in currencies other than U.S. dollars, would be approximately $0.3 million.

Item 12.	Description of Securities Other than Equity Securities

A. Debt securities

Not applicable.

B. Warrants and rights

Not applicable.

C. Other securities

Not applicable.

D. American depositary shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

We have adopted a stockholders rights agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third party seeks to acquire control of a substantial block of our common stock without the approval of our board of directors. See “Item 10. Additional Information—B. Memorandum and articles of association—Stockholders Rights Plan” included in this annual report for a description of our stockholders rights plan.

Use of Proceeds

Our registration statements on Form F-1 (Registration No. 333-173478) and Form F-1MEF (Registration No.333-173478), relating to our initial public offering of 12,650,000 shares of our common stock, including the underwriters’ over-allotment option of 1,650,000 shares of common stock, were declared effective by the SEC on April 8, 2011 and April 14, 2011, respectively. The offering date of the Initial Public Offering was April 14, 2011 and the Initial Public Offering was completed on April 19, 2011. UBS Securities LLC and Morgan Stanley & Co. Incorporated acted as joint book-running managers for the Initial Public Offering. The aggregate price of the offering amount registered was $151,800,000, based on the public offering price of $12.00 per share. 11,000,000 of the registered shares of common stock were sold in the Initial Public Offering at a public offering price of $12.00 per share, with gross offering proceeds totaling $132,000,000. The over-allotment option was never exercised.

The discount to the underwriters was $0.81 per share for an aggregate underwriting discount of approximately $8.8 million. Neige International, a company controlled by our Chairman, President and Chief Executive Officer purchased 114,000 shares of our common stock in our Initial Public Offering at the public offering price of $12.00 per share, on which there was no discount to the underwriters. We incurred other offering-related expenses (including filing, legal and accounting fees) of approximately $1.3 million, of which approximately $0.8 million was due to Paragon Shipping, as of the date of this annual report. The total net proceeds to us from the offering was approximately $122.7 million, after deducting underwriters’ discounts and commissions and expenses payable by us.

As of the date of this annual report, we have used substantially all the net proceeds of the Initial Public Offering to fund a portion of the aggregate purchase price for the acquisition of some of the vessels comprising the Initial Fleet, broken down as follows: We paid approximately $76.9 million of the net proceeds to Paragon Shipping as partial consideration for the acquisition of the Box Trader, the Box Voyager and the CMA CGM Kingfish and we paid approximately $42.1 million of the net proceeds to unaffiliated third parties as partial consideration for the acquisition of the Maule and Maersk Diadema.

Item 15.	Controls and Procedures

A.	Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2011.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report on management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the Securities Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable. See “—Management’s Annual Report on Internal Control Over Financial Reporting.”

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that have occurred during the period covered by this annual report that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our audit committee is comprised of Messrs. Achilleas Stergiou, Dimitar Todorov and A. Joel Walton. Our board of directors has designated Achilleas Stergiou as an “audit committee financial expert” as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our board of directors has also determined Mr. Stergiou to be independent under Rule 10A-3 of the Exchange Act and the NYSE independence rules.

Item 16B.	Code of Ethics

We have adopted a Corporate Code of Business Ethics and Conduct, or Code of Ethics, that applies to all officers, directors, agents and employees. Our Code of Ethics is posted in our website: http://www.box-ships.com, under “Corporate Profile,” “Code of Ethics.” Copies of our Code of Ethics are available in print, without charge, upon request to Box Ships Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website within 5 business days following the date of the amendment or waiver.

Item 16C.	Principal Accountant Fees and Services

Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., or Deloitte, an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

(amounts in U.S. Dollars)	2010	2011
Audit fees	$252,454	$702,551
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	234

Total Fees	$252,454	$702,785

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) audit services provided in connection with our Initial Public Offering and any other audit services required for SEC or other regulatory filings by us or our subsidiaries.

All other fees represent compensation for attending U.S. GAAP seminars.

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In April 2011, Neige International, a company controlled by our Chairman, President and Chief Executive Officer purchased 114,000 shares of our common stock in our Initial Public Offering at the public offering price of $12.00 per share. We also issued 1,562,500 shares of common stock to Neige International in April 2011 as partial consideration for the sale to us by Proplous Navigation, a company also controlled by Mr. Bodouroglou, of the CMA CGM Marlin.

In addition, in April 2011, we issued an aggregate of 3,437,500 shares of our common stock to Paragon Shipping as partial consideration for the sale to us by Paragon Shipping of the Box Trader, Box Voyager and CMA CGM Kingfish.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with certain corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors; (b) establishing audit, compensation and nominating committees comprised entirely of independent directors; and (c) adopting and disclosing a code of business conduct and ethics for directors, officers and employees and promptly disclosing any waivers of or amendments to such code.

The significant differences between our corporate governance practices and the practices required by the NYSE are set forth below.

Executive Sessions

The NYSE requires that non-management directors of listed companies meet regularly in executive sessions without management. The NYSE also requires that all independent directors of listed U.S. companies meet in an executive session at least once a year. As permitted under Marshall Islands law and our amended and restated bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Corporate Governance Guidelines

The NYSE requires listed companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Shareholder Approval of Equity Compensation Plans

The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law and our amended and restated bylaws, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our 2011 Equity Incentive Plan.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Box Ships Inc.

1.2	Amended and Restated Bylaws of Box Ships Inc.

1.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Box Ships Inc.

2.1	Form of Stock Certificate(1)

4.1	Management Agreement, dated May 31, 2011, between Alaqua Marine Limited and Allseas Marine S.A.

4.2	Management Agreement, dated May 19, 2011, between Tacita Oceanway Carrier Co. and Allseas Marine S.A.

4.3	Management Agreement, dated May 9, 2011, between Amorita Development Inc. and Allseas Marine S.A.

4.4	Management Agreement, dated July 13, 2011, between Lawry Shipping Ltd. and Allseas Marine S.A.

4.5	Management Agreement, dated May 12, 2011, between Aral Sea Shipping S.A. and Allseas Marine S.A.

4.6	Management Agreement, dated May 16, 2011, between Polyaristi Navigation Co. and Allseas Marine S.A.

4.7	Management Agreement, dated May 16, 2011, between Efploias Shipping Co. and Allseas Marine S.A.

4.8	Administrative Services Agreement between Box Ships Inc. and Allseas Marine S.A.

4.9	Stockholders Rights Agreement between Box Ships Inc. and Computershare Trust Company N.A.

4.10	Box Ships Inc. 2011 Equity Incentive Plan

4.11	Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou

4.12	Registration Rights Agreement

4.13	Purchase Agreement between Eridanus Trader Co. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. Box Trader

4.14	Purchase Agreement between Ardelia Navigation Limited and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. Box Voyager

4.15	Purchase Agreement between Delfis Shipping Company S.A. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. CMA CGM Kingfish

4.16	Purchase Agreement between Proplous Navigtion S.A. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. CMA CGM Marlin

4.17	Loan Agreement between Box Ships Inc., as Borrower, and Paragon Shipping Inc., as Lender, relating to an unsecured loan of up to $30.0 million

4.18	Purchase Option Agreement between Box Ships Inc. and Paragon Shipping Inc.

4.19	Executive Services Agreement

4.20	Commitment Letter from ABN AMRO Bank N.V. dated March 28, 2011(1)

4.21	Loan Agreement by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, dated May 6, 2011 relating to a loan facility of up to $100,000,000

4.22	Guarantee, by and between Box Ships Inc., as Guarantor, and ABN AMRO Bank N.V., as Security Trustee, dated May 6, 2011, relating to a Loan Agreement by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, dated May 6, 2011 relating to a loan facility of up to $100,000,000

4.23	Commitment Letter from UniCredit Bank AG dated March 29, 2011(1)

4.24	Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $30,000,000

4.25	Supplemental Letter, dated October 27, 2011, to the Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $30,000,000

4.26	Guarantee, by and between Box Ships Inc., as Guarantor, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $30,000,000

4.27	Loan Agreement, by and between Box Ships Inc., as Borrower, and Commerzbank AG, as Lender and Security Trustee, and Commerzbank AG, as Swap Bank, dated July 29, 2011, relating to a term loan of up to $30,250,000.

4.28	Loan Agreement, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, dated July 18, 2011, relating to a secured term loan facility of up to $22,000,000.

4.29	Loan Agreement, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, dated July 12, 2011, relating to a secured term loan facility of up to $22,000,000.

4.30	Manning Agreement, dated May 17, 2011, between Allseas Marine S.A. and Crewcare Inc.

4.31	Manning Agreement, dated July 14, 2011, between Lawry Shipping Ltd. and Crewcare Inc.

4.32	Manning Agreement, dated April 20, 2011, between Amorita Development Inc. and Crewcare Inc.

4.33	Manning Agreement, dated April 19, 2011, between Efploias Shipping Co. and Crewcare Inc.

4.34	Manning Agreement, dated April 19, 2011, between Polyaristi Navigation Co. and Crewcare Inc.

4.35	Manning Agreement, dated May 11, 2011, between Tacita Oceanway Carrier Co. and Crewcare Inc.

4.36	Manning Agreement, dated May 11, 2011, between Alaqua Marine Limited and Crewcare Inc.

4.37	Manning Agreement, dated April 20, 2011, between Aral Sea Shipping S.A. and Crewcare Inc.

4.38	Lease agreement between Box Ships Inc. and Granitis Glyfada Real Estate Ltd.

4.39	Supplemental Agreement, dated March 14, 2012, between Box Ships Inc. and Commerzbank AG, relating to a loan agreement dated July 29, 2011 for a loan facility of up to $30,250,000

8.1	Subsidiaries of Box Ships Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an exhibit to Box Ships Inc.’s Registration Statement on Form F-1 (File No. 333-173280), filed with the United States Securities and Exchange Commission on April 4, 2011 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President and Chief Executive Officer

Dated: March 16, 2012

INDEX TO FINANCIAL STATEMENTS

BOX SHIPS INC.	Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2010 and 2011	F-3

Consolidated Statements of Operations for the period from May 19, 2010 (inception) to December 31, 2010 and for the year ended December 31, 2011	F-4

Consolidated Statements of Stockholders’ Equity for the period from May 19, 2010 (inception) to December 31, 2010 and for the year ended December 31, 2011	F-5

Consolidated Statements of Cash Flows for the period from May 19, 2010 (inception) to December 31, 2010 and for the year ended December 31, 2011	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Box Ships, Inc.

Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated balance sheets of Box Ships Inc. and subsidiaries (the “Company”) as of December 31, 2010, and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from May 19, 2010 (inception) to December 31, 2010, and for the year ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Box Ships Inc. and subsidiaries as of December 31, 2010, and 2011, and the results of their operations and their cash flows for the period from May 19, 2010 (inception) to December 31, 2010, and for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 16, 2012

BOX SHIPS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars, except for share data)

		December 31, 2010	December 31, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$—	$7,150,155
Restricted cash		—	4,740,000
Trade receivables		—	653,265
Prepaid expenses and other receivables		—	616,012
Due from related parties	Note 3	—	1,855,151
Inventories		—	1,280,208

Total current assets		0	16,294,791

FIXED ASSETS:
Vessels, net	Note 4	—	366,693,595
Other fixed assets, net	Note 4	—	275,752

Total fixed assets		0	366,969,347

OTHER NON-CURRENT ASSETS:
Above-market acquired time charters	Note 5	—	10,386,137
Other assets		425,142	2,500,611
Restricted cash		—	5,260,000

Total Assets		$425,142	$401,410,886

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable		$—	$938,027
Accrued expenses	Note 6	72,015	1,553,371
Due to related parties	Note 3	356,949	928,662
Deferred income		—	1,237,708
Current portion of long-term debt	Note 7	—	17,700,000

Total current liabilities		428,964	22,357,768

LONG-TERM LIABILITIES:
Long-term debt	Note 7	—	178,500,000
Loan due to a related party	Note 7(e)	—	15,000,000
Below-market acquired time charters	Note 5	—	3,192,041

Total long-term liabilities		0	196,692,041

Total liabilities		428,964	219,049,809

COMMITMENTS AND CONTINGENCIES		—	—

STOCKHOLDERS’ EQUITY:
Capital stock, no par value; 100 shares authorized, issued and outstanding at December 31, 2010, 0 shares authorized, issued and outstanding at December 31, 2011		—	—
Common stock, par value $0.01; 0 shares authorized, issued and outstanding at December 31, 2010, 475,000,000 shares authorized; 16,317,000 shares issued and outstanding at December 31, 2011	Note 8	—	163,170
Preferred stock, par value $0.01; 0 shares authorized, issued and outstanding at December 31, 2010, 25,000,000 shares authorized; none issued and outstanding at December 31, 2011		—	—
Additional paid-in capital	Note 8	—	176,496,943
(Accumulated Deficit) / Retained earnings		(3,822)	5,700,964

Total stockholders’ (deficit) / equity		(3,822)	182,361,077

Total Liabilities and Equity		$425,142	$401,410,886

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM MAY 19, 2010 (INCEPTION) TO DECEMBER 31, 2010

AND FOR THE YEAR ENDED DECEMBER 31, 2011

(Expressed in United States Dollars, except for share data)

		For the period from May 19, 2010 (Inception) to December 31, 2010	For the year ended December 31, 2011
REVENUES:
Time charter revenues	Note 5	$—	$39,134,328
Commissions		—	(368,434)
Commissions—related party	Note 3	—	(493,232)

Net Revenues		0	38,272,662

EXPENSES:
Voyage expenses		—	486,158
Vessels operating expenses	Note 10	—	8,170,703
Vessels operating expenses—related party	Notes 3 and 10	—	246,744
Management fees charged by a related party	Note 3	—	1,350,685
Depreciation	Note 4	—	8,050,079
General and administrative expenses	Note 11	2,051	1,057,119
General and administrative expenses—related party	Notes 3 and 11	—	1,443,350

Operating (loss) / income		(2,051)	17,467,824

OTHER INCOME / (EXPENSES):
Interest and finance costs		(108)	(4,070,152)
Interest and finance costs—related party	Note 3	—	(508,019)
Interest income		—	10,444
Foreign currency (loss) / gain, net		(1,663)	53,289

Total other expenses, net		(1,771)	(4,514,438)

NET (LOSS) / INCOME AND COMPREHENSIVE (LOSS) / INCOME		$(3,822)	$12,953,386

(Loss) / Earnings per capital stock / common share, basic and diluted	Note 12	$(38.22)	$0.83

Weighted average number of capital stock / common shares, basic and diluted	Note 12	100	15,433,519

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM MAY 19, 2010 (INCEPTION) TO DECEMBER 31, 2010

AND FOR THE YEAR ENDED DECEMBER 31, 2011

(Expressed in United States Dollars, except for share data)

	Capital Stock		Common Stock		Additional	(Accumulated Deficit) /
	Number of	Par	Number of	Par	Paid-in	Retained
	shares	Value	shares	Value	Capital	Earnings	Total
BALANCE, May 19, 2010 (Date of Incorporation)	—	—	—	—	—	—	—

Issuance of capital stock	100	—	—	—	—	—	—
Net loss	—	—	—	—	—	(3,822)	(3,822)

BALANCE, December 31, 2010	100	—	—	—	—	(3,822)	(3,822)

Cancellation of capital stock	(100)	—	—		—	—	—
Issuance of common shares, net of issuance costs	—	—	16,000,000	160,000	176,178,010	—	176,338,010
Share-based compensation	—	—	317,000	3,170	318,933	—	322,103
Net income	—	—	—	—	—	12,953,386	12,953,386
Dividends paid ($0.45 per share)	—	—	—	—	—	(7,248,600)	(7,248,600)

BALANCE, December 31, 2011	—	—	16,317,000	163,170	176,496,943	5,700,964	182,361,077

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM MAY 19, 2010 (INCEPTION) TO DECEMBER 31, 2010

AND FOR THE YEAR ENDED DECEMBER 31, 2011

(Expressed in United States Dollars)

	For the period from May 19, 2010 (Inception) to December 31, 2010	For the year ended December 31, 2011
Cash Flows from Operating Activities:
Net (loss) income	$(3,822)	$12,953,386
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	—	8,050,079
Amortization of below- and above- market acquired time charters	—	1,054,959
Amortization of financing costs	—	322,952
Share-based compensation	—	322,103
Changes in assets and liabilities:
Trade receivables	—	(653,265)
Prepaid expenses and other receivables	—	(616,012)
Due from related parties	—	(1,855,151)
Inventories	—	(1,232,576)
Other assets	—	(2,618)
Trade accounts payable	—	851,925
Accrued expenses	—	1,352,307
Due to related parties	3,822	93,612
Deferred income	—	1,237,708

Net Cash from Operating Activities	0	21,879,409

Cash Flows from Investing Activities:
Acquisition of vessels, attached time charters and related capital expenditures	—	(328,521,029)
Other fixed assets acquired	—	(293,080)
Increase in restricted cash	—	(10,000,000)

Net Cash used in Investing Activities	0	(338,814,109)

Cash Flows from Financing Activities:
Proceeds from long-term debt	—	204,250,000
Proceeds from long-term loan from a related party	—	30,000,000
Repayment of long-term debt	—	(8,050,000)
Repayment of long-term loan from a related party	—	(15,000,000)
Payment of financing costs	—	(2,581,410)
Proceeds from the issuance of common shares	—	123,182,340
Payment of other offering costs	—	(467,475)
Dividends paid	—	(7,248,600)

Net Cash from Financing Activities	0	324,084,855

Net increase in cash and cash equivalents	0	7,150,155

Cash and cash equivalents at the beginning of the period / year	0	0

Cash and cash equivalents at the end of the period / year	$0	$7,150,155

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$—	$3,281,283

Non-cash Financing and Investing activities:
Non-cash financing activities (represent offering costs)	$425,142	$1,070,763
Fair value consideration of shares issued for vessels acquisitions	$—	$54,454,373

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

1.	Basis of Presentation and General Information

Box Ships Inc. (“Box Ships”) was incorporated on May 19, 2010, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Paragon Shipping Inc. (NYSE: PRGN) (“Paragon”). Box Ships has a fiscal year end of December 31, and was formed to own and employ containerships. As of December 31, 2010, Paragon owned 100% of the capital stock of Box Ships. The initial authorized capital stock of Box Ships consisted of 100 shares of capital stock at no par value, all of which had been issued to Paragon. On April 11, 2011 an amendment and restatement to the articles of incorporation of the Company was adopted (Note 8).

On April 19, 2011, Box Ships completed its initial public offering (“IPO”) of 11,000,000 shares of its common stock, par value $0.01 per share, at $12.00 per share on the New York Stock Exchange (“NYSE”). Its shares are listed under the symbol “TEU”. At the closing of the IPO, Paragon surrendered the 100 shares of capital stock of Box Ships, which were then cancelled. The IPO generated $132,000,000 of gross proceeds, which were partially used for the acquisition of six containerships (the “Initial Fleet”), discussed in Note 4.

Following the IPO and the subsequent issuance of common stock for the containership acquisitions described in Note 4, Paragon and Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer, beneficially owned approximately 21.1% and 12.1%, respectively, of the Company’s outstanding common stock, as of December 31, 2011.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and present the balance sheet as of December 31, 2010 and the results of operations and cash flows for the period from May 19, 2010 (inception) to December 31, 2010 of Box Ships Inc. and the consolidated financial statements of Box Ships Inc. and its wholly-owned subsidiaries (collectively the “Company”) listed below as of December 31, 2011 and for the year then ended. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying consolidated financial statements.

i) Vessel owning subsidiaries:

Vessel Owning Company	Company Acquisition Date	Vessel Acquisition Date	Vessel’s Name	Built	TEU[3]
Polyaristi Navigation Co.[1]	April 20, 2011	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. [1]	April 20, 2011	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. [1]	April 20, 2011	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. [1]	May 2, 2011	May 31, 2011	CMA CGM Marlin	2007	5,095
Aral Sea Shipping S.A. [1]	April 20, 2011	May 19, 2011	Maersk Diadema (formerly the MSC Siena)	2006	4,546
Amorita Development Inc.[1]	April 20, 2011	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd[2]	June 7, 2011	August 3, 2011	MSC Emma	2004	5,060

ii) Non-vessel owning subsidiary—dormant:

Non-Vessel Owning Company

Ardal International Co.2

[1]	Incorporated in Liberia.
[2]	Incorporated in Marshall Islands.
[3]	TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

The Company is engaged in the transportation of containers worldwide through the ownership and operation of containership vessels. The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. (“Allseas”), a related party wholly owned by Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

1.	Basis of Presentation and General Information—Continued

The following charterers individually accounted for more than 10% of the Company’s time charter revenue for the year ended December 31, 2011:

Charterer	% of time charter revenue
Compania Sud Americana De Vapores S.A.	47%
CMA CGM	26%
A.P. Moller - Maersk A/S	16%
Mediterranean Shipping Co. S.A.	11%

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of income from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated.

(b)	Use of Estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income: The Company follows the accounting guidance relating to Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of stockholders’ equity. The Company has no other comprehensive income / (loss) and accordingly, comprehensive income / (loss) equals net income / (loss) for the periods presented.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate ruling at the balance sheet date and any gains or losses are included in the statement of operations. As of December 31, 2010 and 2011, the Company had no foreign currency derivative instruments.

(e)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity to be maintained with certain banks under the Company’s borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months or relates to general minimum liquidity requirements with no obligation to retain such funds in retention accounts, these deposits are classified as current assets otherwise they are classified as non-current assets.

(g)	Trade Receivables (net): Trade receivables (net), reflect receivables from time charters, net of an allowance for doubtful accounts. At the balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the periods presented was $0.

(h)	Inventories: Inventories consist of lubricants and stores on board the vessels, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies—Continued

(i)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

(j)	Impairment of Long-Lived Assets: The Company reviews its long-lived assets “held and used” for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

(k)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $150 per lightweight ton.

Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard, including secondhand vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(l)	Dry-Docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

(m)	Below/Above Market Acquired Time Charters: When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, the Company allocates the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management’s estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue.

(n)	Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt—Modifications and Extinguishments. The unamortized financing costs are reflected in Other Assets in the accompanying balance sheets.

(o)	Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies—Continued

(p)	Revenue and Expenses:

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

Time Charter Revenue: Time charter revenues are recorded ratably over the term of the charter as service is provided, including the amortization/accretion of the above/below market acquired time charters where applicable. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered.

Commissions: Charter hire commissions are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(q)	Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection costs, are expensed in the period incurred. Such costs are included in vessel operating expenses.

(r)	Share Based Compensation: Share based payments to employees and directors are recognized in the statement of operations based on their grant date fair values and amortized over the service period.

(s)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters) or by geographical region as the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the Chief Executive Officer being the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

(t)	Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Non-vested share awards issued are included in the two-class method and income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non vested stock awards to the extent that they are dilutive, for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury method.

(u)	Deferred Registration / Offering Costs: Deferred Registration / Offering costs represent costs associated with preparing the Company for a public offering. Such costs consist primarily of professional fees. These costs offset proceeds received from the proposed offering. However, if the offering is aborted or delayed, such costs are expensed. The deferred registration / offering costs are reflected in Other Assets in the accompanying balance sheets.

(v)	Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s consolidated financial statements in the current period or expected to have an impact on future periods.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

3.	Transactions with Related Parties

(a)	Paragon Shipping Inc.: Box Ships Inc. was formed by Paragon on May 19, 2010, to specialize in the container shipping industry. Paragon paid on behalf of the Company for the pre-offering costs relating to the listing of the Company’s shares on NYSE in April 2011, which are reimbursable to Paragon, along with other minor operating expenses relating to the sale of vessels to the Company, discussed in Note 4. The acquisitions of the vessels from Paragon were not treated as transactions of entities under common control, as at the date the vessels were acquired, Box Ships Inc. and Paragon were no longer under common control. As of December 31, 2010 and 2011, Paragon had 100% and 21.1% interest in Box Ships Inc., respectively. The amounts due to Paragon were $356,949 and $924,058, as of December 31, 2010 and 2011, respectively and are included in Due to related parties in the accompanying balance sheets. In addition Paragon granted the Company an unsecured loan (Note 7(e)). Interest charged on the loan amounted to $508,019.

(b)	Granitis Glyfada Real Estate Ltd. (“Granitis”)—Leasing: On June 1, 2011, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company’s Chairman, President and Chief Executive Officer. The monthly rental is Euro 500 plus 3.6% tax. The term of the lease is for 1 year beginning June 1, 2011 and expiring May 31, 2012, resulting in a commitment of approximately $3,341 as of December 31, 2011, based on a Euro/U.S. dollar exchange rate as of December 30, 2011 of €1.00:$1.29. Upon expiration and in case of renewal, the rental will be adjusted annually for inflation increases. Rent expense under this lease amounted to $5,114 for the year ended December 31, 2011 and is included in General and administrative expenses – related party in the accompanying statement of operations.

(c)	Allseas Marine S.A:

A. Ship-Owning Companies Management Agreements: The Company outsources the technical and commercial management of its vessels to Allseas, pursuant to management agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least three months’ advance notice of termination is given by either party, and provide for the following:

(i) Charter Hire Commissions—The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“charter hire commission”).

(ii) Vessel Commissions—A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of the Company, is payable to Allseas.

(iii) Management Fees—A fixed monthly technical management fee of €620 per vessel per day is payable by the Company to Allseas, which will be adjusted annually in accordance with the official Eurozone inflation rate.

(iv) Pre-Delivery Services—A lump sum fee of $15,000 is payable to Allseas, for pre-delivery services provided, during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v) Superintendent Fees—A fee of €500 per day is payable to Allseas for each day in excess of 5 days per calendar year for which a Superintendent performs on site inspection.

Each month, the Company makes an advance payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount advanced to Allseas over payments made by Allseas for Company’s operating expenses is included in Due from related parties. As of December 31, 2011, the amount due from Allseas was $1,820,693.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

3.	Transactions with Related Parties—Continued

B. Administrative Services Agreement: The Company entered into an administrative service agreement with Allseas on April 19, 2011. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for the Company’s offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

C. Executive Services Agreement: The Company entered into an executive services agreement with Allseas on April 19, 2011, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. In connection with the provision of services under the agreement, Allseas is entitled to an executive services fee of $1,800,000 per annum payable in twelve monthly installments. The executive services fee shall be reviewed annually or occasionally by the Company’s Board of Directors. For the year ended December 31, 2011, the Company’s Board of Directors granted an incentive compensation for executive services amounting to $130,430.

The following amounts charged by Allseas are included in the consolidated statement of operations:

2011
A(i)—Charter hire commissions	$493,232
A(iii)—Management fees	$1,350,685
A(v)—Superintendent fees (included in Vessels operating expenses—related party)	$127,822
B—Administrative fees (included in General and administrative expenses—related party)	$22,806
C—Executive services fees (included in General and administrative expenses—related party)	$1,415,430

In addition to the above, during 2011 vessel commissions and pre-delivery services incurred which were capitalized and included in the cost of the vessels amounted to $1,938,750 and $45,000, respectively.

Allseas did not charge any fees or commissions in 2010.

(d)	Manning Agency Agreements: Each shipowning company has a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company’s Chairman, President and Chief Executive Officer, based in Manila, Philippines. Manning services are being provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, and an one-time recruitment fee of $120 per seaman. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred for the year ended December 31, 2011 amounted to $118,922 (2010: $0) and are included in Vessels operating expenses—related party. As of December 31, 2011, the balance due to Crewcare Inc. amounted to $4,604 (2010: $0) and is included in Due to related parties in the accompanying balance sheets.

(e)	Proplous Navigation S.A. (“Proplous”): On April 19, 2011, the Company entered into a Memorandum of Agreement with Proplous, a company owned by the Company’s Chairman, President and Chief Executive Officer for the acquisition of CMA CGM Marlin. Certain costs of $34,458 were paid by the Company and are due from Proplous as of December 31, 2011 and are included in Due from related parties in the accompanying consolidated balance sheet.

4.	Vessels, Net and Other Fixed Assets, Net

On April 19, 2011, the Company entered into two separate Memoranda of Agreement, one with each of Ardelia Navigation Ltd. (“Ardelia”) and Eridanus Trading Co. (“Eridanus”), both wholly owned subsidiaries of Paragon for the acquisition of Box Voyager and Box Trader, respectively, each a 3,426 TEU, 2010 built, containership, each for a consideration of $34,617,200 in cash and 1,133,300 shares of the Company’s common stock, valued at $11.375 per share. Both vessels were owned and operated by Paragon prior to delivery to the Company on April 29, 2011.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

4.	Vessels, Net and Other Fixed Assets, Net—Continued

On April 20, 2011, the Company accepted an assignment of a Memorandum of Agreement entered into by Allseas with an unaffiliated third party for the acquisition of Maule, a 6,589 TEU, built in 2010, containership, for cash consideration of $79,285,000. The vessel was delivered to the Company on May 9, 2011.

On April 20, 2011 the Company accepted an assignment of a Memorandum of Agreement entered into by Allseas with an unaffiliated third party for the acquisition of Maersk Diadema (formerly the MSC Siena), a 4,546 TEU, built in 2006, containership, for cash consideration of $59,590,000. The vessel was delivered to the Company on May 19, 2011.

On April 19, 2011, the Company entered into a Memorandum of Agreement with a wholly owned subsidiary of Paragon for the acquisition of CMA CGM Kingfish, a 5,095 TEU, built in 2007, containership, for a consideration of $35,765,600 in cash and 1,170,900 shares of the Company’s common stock, valued at $10.095 per share. The vessel was delivered to Paragon on April 29, 2011 and Paragon delivered the vessel to the Company on May 19, 2011.

On April 19, 2011, the Company entered into a Memorandum of Agreement with Proplous, a company beneficially owned by the Company’s Chairman, President and Chief Executive Officer for the acquisition of CMA CGM Marlin, a 5,095 TEU, built in 2007, containership, for a consideration of $29,500,000 in cash and 1,562,500 shares of the Company’s common stock, valued at $10.785 per share. The vessel was delivered to Proplous on May 4, 2011 and Proplous delivered the vessel to the Company on May 31, 2011.

The fair value of the common stock issued as consideration for the above-mentioned vessels was determined to be the average price of the highest and lowest market price on the acquisition (delivery) date the relevant vessel was acquired and delivery accepted.

The above six vessels comprised the Initial Fleet.

On June 13, 2011, the Company accepted an assignment of a Memorandum of Agreement entered into by Allseas with an unaffiliated third party for the acquisition of MSC Emma, a 5,060 TEU, built in 2004, containership, for a cash consideration of $55,000,000. The vessel was delivered to the Company on August 3, 2011.

The amounts shown in the accompanying consolidated balance sheet are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2011	$—	$—	$—
Vessel acquisitions	374,726,346	—	374,726,346
Depreciation	—	(8,032,751)	(8,032,751)

Balance, December 31, 2011	$374,726,346	$(8,032,751)	$366,693,595

All the Company’s vessels are first-priority mortgaged as collateral to secure the bank loans discussed in Note 7. No impairment loss was recorded during 2011.

Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation for other fixed assets is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years. Depreciation charged for 2011 amounted to $17,328.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

5.	Above / Below Market Acquired Time Charters

The Company acquired three vessels with attached time charter contracts having rates, which were above the market rates, while another two vessels were acquired with attached time charter contracts having rates, which were below the market rates. The intangible asset and liability recorded on acquisition amounted to $12,269,390 and $4,020,335, respectively and are amortized / accreted over the remaining period of the time charters as a reduction or addition, respectively, to time charter revenues. Such amortization and accretion for the year ended December 31, 2011 for the intangible asset and liability amounted to $1,883,253 and $828,294, respectively.

The carrying value of the intangible assets and liabilities as of December 31, 2011 is expected to be amortized / accreted as follows:

For the year:	Above Market Acquired Time Charters	Below Market Acquired Time Charters
2012	$3,350,101	$1,371,270
2013	3,340,948	1,367,523
2014	1,985,616	453,248
2015	1,263,071	—
2016	446,401	—

Total	$10,386,137	$3,192,041

6.	Accrued Expenses

	December 31,
	2010	2011
Accrued loan interest	$—	$823,050
Accrued vessel voyage and operating expenses	—	348,481
Accrued professional fees	72,015	342,213
Other sundry liabilities and accruals	—	39,627

Total	$72,015	$1,553,371

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

7.	Long-term Debt

The table below presents the loans outstanding as of December 31, 2010 and 2011:

	December 31,
	2010	2011
Secured bank debt:
(a) ABN AMRO Bank	$—	$96,150,000
(b) Unicredit Bank	—	28,500,000
(c) Credit Suisse	—	42,100,000
(d) Commerzbank	—	29,450,000
Unsecured debt:
(e) Paragon Shipping Inc., a related party	—	15,000,000

Total	$—	$211,200,000

Presented as follows:
Current portion of long-term debt	$—	$17,700,000
Long-term debt	—	193,500,000

Total	$—	$211,200,000

The minimum annual principal payments, in accordance with the loan agreements, required to be made after December 31, 2011 are as follows:

During the year ending December 31,:
2012	$17,700,000
2013	32,700,000
2014	17,700,000
2015	17,700,000
2016	17,700,000
Thereafter	107,700,000

Total	$211,200,000

(a)	ABN AMRO Bank: On May 6, 2011, the Company entered into a loan agreement for $100,000,000 to partially refinance the acquisition of Box Voyager and Box Trader and to partially finance the acquisition of Maule. The loan is payable in twenty four consecutive quarterly installments of $1,925,000, commencing in August 2011, plus a balloon payment of $53,800,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 3%.

(b)	Unicredit Bank: On May 17, 2011, the Company entered into a loan agreement for $30,000,000 to partially finance the acquisition of Maersk Diadema (formerly the MSC Siena). The loan is payable in twenty four consecutive quarterly installments of $750,000, commencing in August 2011, plus a balloon payment of $12,000,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.8%, subject to the fair market value of the vessel being equal to at least 130% of the outstanding loan principal (“asset cover ratio”) and so long as the Maersk Diadema (formerly the MSC Siena) is under a time charter approved by the lenders; otherwise the loan will bear interest at LIBOR plus 3.0%. At any time the asset cover ratio is lower than 130%, the loan will bear interest at LIBOR plus a margin of 4.5%.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

7.	Long-term Debt—Continued

(c)	Credit Suisse: On July 12, 2011 and July 18, 2011, the Company entered into two loan agreements for $22,000,000, each, to partially refinance the acquisition of CMA CGM Kingfish and CMA CGM Marlin. Each loan is payable in twenty four consecutive quarterly installments of $475,000, commencing in August 2011, plus a balloon payment of $10,600,000 payable together with the last installment. Each loan bears interest at LIBOR plus a margin of 3%.

(d)	Commerzbank: On July 29, 2011, the Company entered into a loan agreement for $30,250,000, to partially finance the acquisition of MSC Emma. The loan is payable in twenty eight consecutive quarterly installments of $800,000, commencing in November 2011, plus a balloon payment of $7,850,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.35%, while the balance of the loan is less than 60% of value of the collateral securing the loan and LIBOR plus 2.65%, while the balance of the loan is greater than 60% of value of the collateral securing the loan.

(e)	Paragon Shipping Inc.: On May 27, 2011, the Company entered into a loan agreement for $30,000,000 for general corporate purposes and working capital needs. The loan is payable in one installment on the second anniversary of the Company’s IPO. The loan may be prepaid in whole or in part at any time during the life of the facility. The loan bears interest at LIBOR plus a margin of 4%. In August 2011, the Company prepaid an amount of $15,000,000.

Debt Securities: All secured loans are secured by first priority mortgages on the vessels discussed above and first assignments of all freights, earnings and insurances. The loan agreements also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender’s prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business. The loan agreements also require that Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of the Company. The loans include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents, and prohibit the Company from paying dividends if the Company is in default on its loans and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. In addition, all secured loan agreements contain minimum asset cover ratios ranging between 120% and 140%; according to the provisions of each individual loan agreement with the relevant bank.

Debt Covenants: The secured loan agreements contain the following financial covenants, calculated on a consolidated basis, determined according to the provisions of each individual loan agreement with the relevant bank:

•	The ratio of EBITDA to Net Interest Expense shall not be less than 2.5:1;

•	The ratio of Total Debt to EBITDA shall not exceed 5:1;

•	The ratio of Total Debt or Total Liabilities to Market Value Adjusted Total Assets shall not exceed 0.65:1;

•	The Market Value Adjusted Net Worth, or Net Worth, depending on the relevant bank, shall not be less than $150,000,000;

•	Liquid Assets shall exceed the higher of $750,000 per Fleet vessel or $10,000,000 (as amended in October 2011)

As of December 31, 2011, the Company was in compliance with all of its debt covenants, with respect to its loans with the exception of the Net Worth covenant under the loan agreement with Commerzbank. Subsequent to the balance sheet date but prior to the issuance of these consolidated financial statements, this breach was cured as the loan agreement with Commerzbank was amended, requiring that the Net Worth be above $130,000,000 in the fourth quarter of 2011, above $125,000,000 in the first quarter of 2012, above $130,000,000 in the second through fourth quarters of 2012 and be restored to at least $150,000,000 with effect from January 1, 2013. The Company has deposited with the respective bank a time deposit of $2,000,000, in an account free of any security interest, which shall be released once the Net Worth exceeds $150,000,000.

The weighted average interest rate for the year ended December 31, 2011 was 3.28%.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

8.	Capital Structure

Box Ships Inc. was incorporated with authorized 100 shares of capital stock at no par value, all of which had been issued to Paragon.

Under the amended and restated articles of incorporation effective April 11, 2011, the Company’s authorized common stock consists of 500,000,000 registered shares, par value $0.01 per share, of which 475,000,000 shares are designated as common stock and 25,000,000 shares are designated as preferred stock.

On April 19, 2011, the Company completed its Initial Public Offering in the United States and listed its shares on NYSE. In this respect, 11,000,000 shares of common stock, par value $0.01 per share, were issued for $12.0 per share, amounting to $132,000,000. The proceeds to the Company, net of underwriters’ commissions and other related offering expenses, totaled $122,714,865. Following the sale of Box Voyager, Box Trader, CMA CGM Kingfish and CMA CGM Marlin to the Company, 5,000,000 shares were issued as partial payment of the purchase consideration. During 2011, 317,000 common shares were issued under the Company’s equity incentive plan (Note 9). As of December 31, 2011, the Company had a total of 16,317,000 common shares outstanding.

Each holder of common shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to share equally in any dividends, that the Company’s board of directors may declare from time to time, out of funds legally available for dividends. Upon dissolution, liquidation or winding-up, the holders of common shares will be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common shares do not have conversion, redemption or pre-emptive rights.

On August 8, 2011, the Board of Directors declared a dividend of $0.15 per common share, amounting to $2,416,200, which was paid on August 24, 2011.

On November 11, 2011, the Board of Directors declared a dividend of $0.30 per common share, amounting to $4,832,400, which was paid on November 29, 2011.

9.	Share Based Compensation

Equity incentive plan

On April 19, 2011, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive awards in the form of (a) stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units and (e) unrestricted stock. A total of 1,000,000 shares were reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per common share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant.

Non-vested share awards

Until the forfeiture of any non-vested share awards, all non-vested share awards regardless of whether vested, give the grantee the right to vote such non-vested share awards and to receive and retain all regular cash dividends paid on such non-vested share awards with no obligation to return the dividend if employment ceases and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the non-vested share awards. All share awards are conditioned upon the option holder’s continued service as an employee of the Company, or a director through the applicable vesting date. The Company estimates the forfeitures of non-vested share awards to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

9.	Share Based Compensation—Continued

The accounting guidance relating to the share based payments describes two generally accepted methods of accounting for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the “accelerated method”, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the “straight-line method” which treats such awards as a single award. Management has selected the straight-line method with respect to the non-vested share awards because it considers each non-vested share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the “front-loaded” recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case.

The details of the non-vested share awards granted are outlined as follows:

	Grant date	Final vesting date	Total shares granted	Grant Date Fair Value	Weighted Average Grant Date Fair Value
A.	April 19, 2011	April 19, 2014	100,000	$11.050
B.	July 14, 2011	April 19, 2014	8,000	$10.735
C.	December 5, 2011	December 31, 2014	209,000	$10.230

Non-vested, December 31, 2011			317,000		$10.515

The non-vested share awards under A and B above, vest ratably in annual installments over a three-year period commencing on April 19, 2012 and ending on April 19, 2014. The non-vested share awards under C above, vest ratably in annual installments over a three-year period commencing on December 31, 2012 and ending on December 31, 2014. The remaining unrecognized compensation cost amounting to $3,006,847 as of December 31, 2011, is expected to be recognized over the remaining period of 2.8 years, according to the contractual terms of those non-vested share awards.

Share based compensation amounted to $322,103 for the year ended December 31, 2011 (2010: $0) and is included in general and administrative expenses.

10.	Vessel Operating Expenses

Vessel operating expenses are comprised as follows:

	May 19, 2010 to December 31, 2010	2011
Crew wages and related costs	$—	$3,790,479
Insurance	—	980,105
Repairs and maintenance	—	560,070
Spares and consumable stores	—	2,646,333
Miscellaneous expenses	—	440,460

Total	$—	$8,417,447

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

11.	General and Administrative Expenses

General and administrative expenses are comprised as follows:

	May 19, 2010 to December 31, 2010	2011
Share based compensation	$—	$322,103
Executive services	—	1,415,430
Non-executive directors’ remuneration	—	85,714
Office rent	—	5,114
Fares and traveling expenses	—	48,170
Personnel and other expenses	—	24,547
Professional services	—	357,202
Directors and officers insurance	—	64,099
Stock market annual fees	—	102,392
Other expenses	2,051	75,698

Total general and administrative expenses	$2,051	$2,500,469

12.	Earnings (Loss) Per Share (EPS)

Basic EPS—Common Shares:

	May 19, 2010 to December 31, 2010	2011
Numerator
Net (loss) / income available to common shares	$(3,822)	$12,953,386
Less: Income attributable to non-vested share awards	—	(103,947)

Net (loss) / income available to common shareholders	$(3,822)	$12,849,439

Denominator
Weighted average number of capital stock / common shares outstanding, basic and diluted	100	15,433,519
Net (loss) / income per capital stock / common share, basic and diluted	$(38.22)	$0.83

Weighted Average Number of Shares—Basic—In calculating basic EPS, the Company includes the effect of vested share awards from their vesting date.

Weighted Average Number of Common Shares—Diluted—In calculating diluted EPS the Company includes the potential dilution that could occur if securities to issue common stock were exercised. In calculating diluted EPS for the common shares, the unvested share awards outstanding under the Company’s Stock Incentive Plan are included in the shares outstanding unless their effect is anti-dilutive.

The Company excluded the dilutive effect of 317,000 non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2011, as they were anti-dilutive.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

13.	Income Taxes

The Company and its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes. The Company however, is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto (“Shipping Income”), unless exempt from United States federal income taxation.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its “U.S. source shipping income,” imposed without the allowance for any deductions. For these purposes, “U.S. source shipping income” means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

For the year ended December 31, 2011, the Company qualified for the benefit of Section 883.

14.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any claim or contingent liability, which is reasonably possible and should be disclosed, or probable and for which a provision should be established in the accompanying financial statements.

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2011, assuming 15 days off hire due to any scheduled dry-docking, net of commissions are:

For the year:	Amount
2012	$56,784,000
2013	49,828,113
2014	21,717,063
2015	12,967,500
2016	3,705,000

Total	$145,001,676

Charter hires are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 15 days to perform any scheduled drydocking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

15.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loan and a loan due to a related party, accounts payable, related parties payables and accrued liabilities.

(a) Interest rate risk: The Company’s long-term bank loan and loan due to a related party are based on LIBOR and hence the Company is exposed to movements in LIBOR.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

15.	Financial Instruments—Continued

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties, cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month of estimated operating expenses. The Company places its cash and cash equivalents, with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(c) Fair value: The carrying values of trade accounts receivable, due from related parties, cash and cash equivalents, restricted cash, accounts payable, related parties payables and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan and loan due to a related party approximate the recorded value, due to their variable interest rate.

16.	Acquisition of Box Voyager and Box Trader

On April 29, 2011, Ardelia and Eridanus sold the Box Voyager and Box Trader, respectively, to the Company. Ardelia and Eridanus are entities that are controlled by Paragon Shipping Inc. and were formerly under common control with the Company until April 18, 2011. The acquisitions of the vessels from Ardelia and Eridanus have been treated as an acquisition of a business and were initially recorded at fair value.

The Box Voyager and the Box Trader were acquired with attached time charters. The attached time charters for each vessel were evaluated by the Company based on market time charter rates on the acquisition date from independent brokers and were found to be at market values and hence none of the purchase consideration was allocated to the attached time charters. The purchase price of the acquisition has been allocated in its entirety to the vessels acquired which was determined to be their fair value at date of delivery.

Consideration for each of the Box Voyager and Box Trader amounted to $34,617,200 in cash and 1,133,300 shares of the Company’s common stock for each vessel. The fair value of the common stock was determined to be $11.375 per share based on the average price of the highest and lowest market price on the date the vessels were acquired and delivery accepted. The following table summarizes the consideration paid for the Box Voyager and the Box Trader and the fair value of the assets acquired.

Cash	$69,234,400
Equity instruments (2,266,600 shares of the Company)	25,782,575

Fair value of total consideration	$95,016,975

Fair value of identifiable assets acquired:

Vessels	$95,016,975

The net revenue and net income of Box Voyager and Box Trader since their acquisition date are included in the consolidated statement of operations for the year ended December 31, 2011 and amount to $9,660,325 and $3,564,862 respectively.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

16.	Acquisition of Box Voyager and Box Trader—Continued

The following unaudited pro forma information summarizes total net revenues and net income of the Company, had the acquisition of Box Voyager and the Box Trader occurred on July 30, 2010 and August 16, 2010, being the dates the vessels were delivered from the shipyard to Ardelia and Eridanus, respectively:

	For the period from May 19, 2010 to December 31, 2010	2011
Net revenues	$5,431,570	$42,579,598
Net income	$222,168	$14,029,758

The combined results in the table above have been prepared for comparative purposes only and include acquisition related adjustments for depreciation, interest charges and executive services fees. The combined results do not purport to be indicative of the results of operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.

17.	Subsequent Events

On February 16, 2012, the Company declared a quarterly dividend of $0.30 per share, which amounted to $4,897,800, with respect to the fourth quarter of 2011, paid on March 2, 2012 to shareholders of record as of the close of business on February 27, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Ardelia Navigation Ltd. & Eridanus Trading Co.:

We have audited the accompanying combined statements of operations, owners’ equity, and cash flows of Ardelia Navigation Ltd. and Eridanus Trading Co (the Companies) (both of which are under common ownership and common management), for the period from June 15, 2010 (date of inception of the earlier of the combined entities) to December 31, 2010, and for the period from January 1, 2011 to April 28, 2011 (see note 1 to the accompanying combined financial statements). These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Companies are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the results of operations and cash flows of Ardelia Navigation Ltd. and Eridanus Trading Co. for the period from June 15, 2010 to December 31, 2010, and for the period from January 1, 2011 to April 28, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 16, 2012

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JUNE 15, 2010 TO DECEMBER 31, 2010

AND FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011

(Expressed in United States Dollars)

		For the period from June 15, 2010 to December 31, 2010	For the period from January 1, 2011 to April 28, 2011
REVENUES:
Time charter revenues		$5,569,653	$4,783,603
Commissions		(69,291)	(59,302)
Commissions—related party	Note 3	(68,792)	(59,761)

Net Revenues		5,431,570	4,664,540

EXPENSES:
Voyage expenses		23,261	25,659
Vessels operating expenses	Note 4	1,469,565	1,024,956
Vessels operating expenses—related party	Notes 3 and 4	103,848	45,382
Management fees charged by a related party	Note 3	303,341	204,948
Depreciation		1,357,338	963,881

Operating income		2,174,217	2,399,714

OTHER INCOME / (EXPENSES):
Interest and finance costs		(637,948)	(492,245)
Interest income		1,004	291
Foreign currency loss, net		(15,462)	(11,351)

Total other expenses, net		(652,406)	(503,305)

NET INCOME AND COMPREHENSIVE INCOME		$1,521,811	$1,896,409

The accompanying notes are an integral part of the combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

COMBINED STATEMENTS OF OWNERS’ EQUITY

FOR THE PERIOD FROM JUNE 15, 2010 TO DECEMBER 31, 2010

AND FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011

(Expressed in United States Dollars)

	Owners’ Capital	Retained Earnings	Total
BALANCE, June 15, 2010	$—	$—	$—

Issuance of capital stock	1	—	1
Capital contributed	56,831,349	—	56,831,349
Net income	—	1,521,811	1,521,811

BALANCE, December 31, 2010	$56,831,350	$1,521,811	$58,353,161

Net income	—	1,896,409	1,896,409

BALANCE, April 28, 2011	$56,831,350	$3,418,220	$60,249,570

The accompanying notes are an integral part of the combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JUNE 15, 2010 TO DECEMBER 31, 2010

AND FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011

(Expressed in United States Dollars)

	For the period from June 15, 2010 to December 31, 2010	For the period from January 1, 2011 to April 28, 2011
Cash Flows from Operating Activities:
Net income	$1,521,811	$1,896,409
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,357,338	963,881
Amortization of financing costs	23,609	19,136
Changes in assets and liabilities:
Trade receivables	(4,550)	(11,678)
Prepaid expenses and other receivables	(98,769)	74,193
Due from related parties	(555,962)	(1,751,763)
Inventories	(351,442)	(90,715)
Trade accounts payable	158,547	111,954
Accrued expenses	166,094	(36,094)
Due to related parties	—	(18,284)
Deferred income	356,938	(356,938)

Net Cash from Operating Activities	2,573,614	800,101

Cash Flows from Investing Activities:
Payments for vessels and fixed assets acquisitions	(105,199,414)	—
Increase in restricted cash	(1,000,000)	—

Net Cash used in Investing Activities	(106,199,414)	0

Cash Flows from Financing Activities:
Proceeds from long-term debt	48,000,000	—
Repayment of long-term debt	(800,000)	(800,000)
Owners’ capital contributions	56,831,350	—
Payment of financing costs	(405,374)	—

Net Cash from / (used in) Financing Activities	103,625,976	(800,000)

Net increase in cash and cash equivalents	176	101

Cash and cash equivalents at the beginning of the period	—	176

Cash and cash equivalents at the end of the period	$176	$277

Supplemental disclosure of cash flow information

Cash paid during the period for interest	$500,719	$476,179

The accompanying notes are an integral part of the combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

Basis of Presentation: The accompanying combined financial statements include the accounts of Ardelia Navigation Ltd. and Eridanus Trading Co. (the vessel owning companies or the Owning Companies) which were each the owner of a newbuild 3,426 TEU container vessel and were engaged in the ocean transportation of containers worldwide.

(a)	Ardelia Navigation Ltd. (“Ardelia”) incorporated in Liberia on June 15, 2010, owner of the Liberian flag 3,426 TEU (built 2010), containership “Box Voyager”, purchased from an unrelated third party which was delivered to Ardelia on July 30, 2010 and commenced operations on August 9, 2010. On April 19, 2011, Ardelia entered into a Memorandum of Agreement (MOA) with Box Ships Inc. (Box Ships) for the sale of the Box Voyager which was delivered to Box Ships on April 29, 2011.

(b)	Eridanus Trading Co. (“Eridanus”) incorporated in Liberia on July 1, 2010, owner of the Liberian flag 3,426 TEU (built 2010) containership “Box Trader”, purchased from an unrelated third party which was delivered to Eridanus on August 16, 2010 and commenced operations on August 20, 2010. On April 19, 2011, Eridanus entered into a MOA with Box Ships for the sale of the Box Trader which was delivered to Box Ships on April 29, 2011.

The combined Statements of Operations, Cash Flows and Owners’ Equity and related notes represent the period from June 15, 2010 (the inception date of Ardelia, which is the earliest of the Owning Companies) to December 31, 2010 and the period from January 1, 2011 to April 28, 2011, being the last date the Box Voyager and the Box Trader were owned by Ardelia and Eridanus, respectively. In the opinion of the management of the Owning Companies, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying combined financial statements.

Ardelia and Eridanus are both wholly owned subsidiaries of Paragon Shipping Inc (“Paragon”). Box Ships was a wholly owned subsidiary of Paragon until April 18, 2011. On April 19, 2011, Box Ships completed its initial public offering (“IPO”) of 11,000,000 shares of its common stock and Paragon surrendered its 100 shares of capital stock of Box Ships, which were then cancelled. Following the completion of the Box Ships IPO and issuance of shares to Paragon for part consideration of vessels acquired, Paragon holds 21.1% of Box Ships.

Major Charterers: For the period from June 15, 2010 to December 31, 2010 and from January 1, 2011 to April 28, 2011, the charterer Compania Sud Americana De Vapores S.A. (CSAV) accounted for 100% of the Owning Companies’ charter revenue.

2.	Significant Accounting Policies

(a)	Principles of Combination: The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts and operating results of the legal entities comprising the Owning Companies as discussed in Note 1. All intercompany balances and transactions have been eliminated upon combination.

(b)	Use of Estimates: The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income: The Owning Companies have no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

2.         Significant Accounting Policies—Continued

(d)	Foreign Currency Translation: The functional currency of the Owning Companies is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of the balance sheet date, recorded balances that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate ruling at the balance sheet date and any gains or losses are included in earnings in the period in which they arise. As of April 28, 2011, the Owning Companies had no derivative instruments.

(e)	Cash and Cash Equivalents: The Owning Companies consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Restricted cash represents minimum liquidity required to be maintained under the Owning Companies’ bank borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets otherwise they are classified as non-current assets.

(g)	Inventories: Inventories consist of lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price less discounts, plus any direct expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred.

(i)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $150 per lightweight ton.

Management estimates the useful life of the Owning Companies’ vessels to be 30 years from the date of initial delivery from the shipyard.

(j)	Impairment of Long-Lived Assets: The Owning Companies review their long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Owning Companies evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Owning Companies’ vessels. The review of the carrying amount for each of the Owning Companies’ vessels as of each reporting period, indicated that such carrying amounts were recoverable.

(k)	Dry-Docking and Special Survey Costs: Special survey and dry-docking costs are expensed in the period incurred.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

2.         Significant Accounting Policies—Continued

(l)	Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments.

(m)	Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

(n)	Revenue and Expenses:

Time Charter Revenue: Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

Time charter revenues are recorded ratably over the term of the charter as service is provided. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered.

Commissions: Charter hire commissions are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(o)	Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection costs, are expensed in the period incurred.

(p)	Segment Reporting: The Owning Companies report financial information and evaluate their operations by charter revenues and not by the length of ship employment for their customers (i.e., spot vs. time charters). The Owning Companies do not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Owning Companies have determined that they operate under one reportable segment. Furthermore, when the Owning Companies charter a vessel to a charterer, the charterer is free to trade the vessel worldwide, and as a result the disclosure of geographic information is impracticable.

(q)	Trade Receivables (net): Trade receivables (net), reflect receivables from time charters, net of an allowance for doubtful accounts. At the balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the period presented was $0.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

3.	Transactions with Related Parties

(a)	Allseas Marine S.A. (“Allseas”)—the Manager:

Each of the vessel owning companies has entered into a management agreement with Allseas, the Manager, a related party, wholly-owned and controlled by Mr. Michael Bodouroglou. Under these management agreements the vessel owning companies outsource the technical and commercial management of their vessels to the Manager. In consideration of the obligations undertaken by the Manager each vessel owning company has undertaken to pay the following amounts to the Manager:

(i) 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“charter hire commission”).

(ii) a fee of €620 per day per vessel (“management fee”) as from July 1, 2010. This amount is subject to adjustment each year based on the annual Greek inflation rate.

(iii) a fee equal to 1% of the purchase price of any vessel bought or sold on behalf of the Owning Companies, calculated in accordance with the relevant memorandum of agreement, (“vessel commission”).

(iv) a fee of €500 per day for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection (“superintendent fees”).

Each agreement has an initial term of five years. These agreements automatically extend for successive five year term, unless, in each case, at least one month’s advance notice of termination is given by either party.

The following amounts are included in the combined statements of operations for the periods presented for commissions, operating expenses and management fees charged by Allseas:

	June 15, 2010 to December 31, 2010	January 1, 2011 to April 28, 2011
A(i)—Charter hire commissions	$68,792	$59,761
A(ii)—Management fees	$303,341	$204,948
A(iv)—Superintendent fees (included in Vessels operating expenses—related party)	$81,610	$27,624

In addition to the above, during the period from June 15, 2010 to December 31, 2010 vessel commissions and superintendent fees incurred which are capitalized and included in the cost of the vessels amounted to $1,035,120 and $37,962, respectively.

As of December 31, 2010, $10,500 was due to Allseas.

(b)	Paragon Shipping Inc (“Paragon”)—the Parent:

The Parent has contributed capital and has made payments and collected charter hires on behalf of the Owning Companies. As of December 31, 2010, the amount due from the Parent amounted to $566,462.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

3.         Transactions with Related Parties—Continued

(c)	Manning Agency Agreements:

The vessel owning companies had a manning agency agreement with Crewcare Inc., a company beneficially owned by Paragon’s Chief Executive Officer, based in Manila, Philippines. Under the agreement, manning services were being provided in exchange for a recruitment fee of $110 per seaman paid on a one-off basis, an agency fee of $85 per month per seaman, an in house training fee of $30 per seaman and an extra in house training fee of $50 per seaman. These fees were to be reviewed and mutually agreed in January of each year. The expenses incurred for the period from June 15, 2010, to December 31, 2010 and for the period from January 1, 2011 to April 28, 2011 amounted to $22,238 and $17,758, respectively and are included in Vessels operating expenses in the combined statements of operations. As of December 31, 2010 the balance due to Crewcare Inc. amounted to $7,785.

4.	Vessel Operating Expenses

Vessel operating expenses comprise the following:

	June 15, 2010 to December 31, 2010	January 1, 2011 to April 28, 2011
Crew wages and related costs	$763,389	$579,489
Insurance	162,545	128,768
Repairs and maintenance	138,488	50,275
Spares and consumable stores	457,631	213,324
Miscellaneous expenses	51,360	98,482

Total	$1,573,413	$1,070,338

5.	Income Taxes

Under the law of Liberia, the country of the Owning Companies’ incorporation, the Owning Companies are not subject to income taxes. The Owning Companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto (“Shipping Income”), unless exempt from United States federal income taxation.

If the Owning Companies do not qualify for the exemption from tax under Section 883, they will be subject to a 4% tax on their “U.S. source shipping income,” imposed without the allowance for any deductions. For these purposes, “U.S. source shipping income” means 50% of the shipping income that will be derived by the Owning Companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

For 2011, the Owning Companies qualified for the benefit of Section 883.

6.	Commitments and Contingencies

From time to time the Owning Companies expect to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Owning Companies were not aware of any claim or contingent liability, which is reasonably possible and should be disclosed, or probable and for which a provision should be established in the accompanying combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

7.	Subsequent Events

On April 19, 2011, Ardelia and Eridanus each entered into Memorandum of Agreement with Box Ships for the sale of Box Voyager and Box Trader respectively, each for a consideration of $34,617,200 in cash and 1,133,300 shares of Box Ships Inc. common stock, valued at $11.375 per share, to be issued to Paragon. The sale of both vessels was completed with their delivery to Box Ships on April 29, 2011. As a result of the consideration received, being based on the price of Box Ships’ common stock on the delivery date of the vessels, a loss of $8,832,207 was incurred. In addition, on April 29, 2011, all outstanding bank debt of the Owning Companies was fully repaid.