Form 20-F/A
period 2011-12-31
Box Ships Inc.
filed 2012-04-05
CIK 1504795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on March 16, 2012 (the “2011 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

PART III

Item 19.	Exhibits

Exhibit Number	Description

101	The following financial information from Box Ships Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2010 and 2011;

(2) Consolidated Statements of Operations for the period from May 19, 2010 (inception) to December 31, 2010 and for the year ended December 31, 2011;

(3) Consolidated Statements of Stockholders’ Equity for the period from May 19, 2010 (inception) to December 31, 2010 and for the year ended December 31, 2011;

(4) Consolidated Statements of Cash Flows for the period from May 19, 2010 (inception) to December 31, 2010 and for the year ended December 31, 2011; and

(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President and Chief Executive Officer

Dated: April 5, 2012

2