Form 20-F
period 2012-12-31
Box Ships Inc.
filed 2013-03-08
CIK 1504795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2012, there were 20,926,715 shares of the registrant's common stock, par value $0.01 per share, outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒No

Table of Contents

FORWARD-LOOKING STATEMENTS                                                                                                                                                                                                                                                               2

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

Forward-looking statements include, but are not limited to, such matters as:

•	our expectations of our ability to pay dividends on our common stock;

•	our future financial condition or results of operations and future revenues and expenses;

•	our ability to identify and acquire additional containerships;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to repay our debt and obtain additional financing;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;

•	the need to establish reserves that would reduce dividends on our stock;

•	future supply of, and demand for, products suitable for shipping in containers;

•	our charterers’ performance of their obligations under our time charters;

•	changes in the supply and demand of containerships, including newbuilding vessels or lower than anticipated scrapping of older vessels;

•
changes in rules and regulations applicable to the container shipping industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities;

•	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements;

•	changes in general domestic and international political conditions;

•
changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking or maintenance and repair costs) and unanticipated dry-dock expenditures;

•	the ability to leverage the relationships and reputation of Allseas Marine S.A. in the shipping industry;

•	the ability to maximize the use of vessels;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs

•	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the ability to compete successfully for future chartering and newbuilding opportunities;

•	the expenses under service agreements with affiliates of Box Ships Inc. and Paragon Shipping Inc.;

•	the anticipated taxation of our company and distributions to our shareholders;

•	the expected life span of our vessels;

•	customers’ increasing emphasis on environmental and safety concerns

•	anticipated funds for liquidity needs and the sufficiency of cash flows; and

•	our business strategy and other plans and objectives for future operations.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this annual report. We undertake no obligation, except as required by law, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies; fluctuations in currencies and interest rates; general market conditions, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the containership shipping industry; changes in our operating expenses, including bunker prices, dry-docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; and other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Please note in this annual report, “we,” “us,” “our,” and “the Company,” all refer to Box Ships Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

PART I

Item 1.                                Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                Key Information

A.        Selected Financial Data

The selected data presented below reflect the operations of Box Ships Inc., Box Ships Inc. and its subsidiaries, or the Company, and the combined operations of Ardelia Navigation Ltd., or Ardelia, and Eridanus Trading Co., or Eridanus and together with Ardelia, the Owning Companies, wholly-owned subsidiaries of Paragon Shipping Inc., or Paragon Shipping, which owned the vessels Box Voyager and Box Trader, respectively, from their dates of delivery from the shipyard until their delivery to us. Our acquisition of the Box Voyager and the Box Trader has been accounted for as an acquisition of a business. Please refer to “Item 5. Operating and Financial Review and Prospects” for our management's discussion of these results.

Box Ships Inc. / Box Ships Inc. and its subsidiaries (the Company)

The following historical information was derived from the audited financial statements of Box Ships Inc. as of December 31, 2010 and for the period from May 19, 2010, referred to herein as Inception, to December 31, 2010, and the audited consolidated financial statements of the Company as of December 31, 2011 and 2012 and for the years then ended, and the related notes, included elsewhere in this annual report. We refer you to the notes to the audited financial statements of Box Ships Inc. and the audited consolidated financial statements of the Company for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements, related notes and other financial information included herein.

STATEMENTS OF INCOME DATA (Expressed in United States Dollars, except for share data)	For the period from May 19, 2010 (inception) to December 31, 2010	2011	2012
Net Revenues	$-	$38,272,662	$65,888,142
Voyage expenses	-	486,158	2,522,736
Vessels operating expenses	-	8,170,703	15,774,453
Vessels operating expenses – related party	-	246,744	512,579
Dry-docking expenses	-	-	1,986,897
Dry-docking expenses – related party	-	-	75,493
Management fees charged by a related party	-	1,350,685	2,370,144
Depreciation	-	8,050,079	15,027,280
General and administrative expenses	2,051	1,057,119	3,080,971
General and administrative expenses – related party	-	1,443,350	2,839,865
Operating (loss) / income	(2,051)	17,467,824	21,697,724

Total other expenses, net	(1,771)	(4,514,438)	(8,521,560)

Net (loss) / income	$(3,822)	$12,953,386	$13,176,164

(Loss) / Earnings per capital stock / common share, basic	$(38.22)	$0.83	$0.56
(Loss) / Earnings per capital stock / common share, diluted	$(38.22)	$0.83	$0.54

Weighted average number of capital stock / common shares outstanding, basic	100	15,433,519	17,980,980
Weighted average number of capital stock / common shares outstanding, diluted	100	15,433,519	20,396,633

Dividends declared per common share	$-	$0.45	$1.08

SELECTED BALANCE SHEET DATA
	December 31,
(Expressed in United States Dollars)	2010	2011	2012
Total current assets	$-	$16,294,791	$19,578,166
Fixed assets, net	-	366,969,347	401,328,434
Other non-current assets	425,142	18,146,748	24,157,269
Total Assets	425,142	401,410,886	445,063,869
Current liabilities	428,964	22,357,768	42,659,883
Long-term liabilities	-	196,692,041	181,624,703
Total Liabilities	428,964	219,049,809	224,284,586
Total stockholders’ (deficit) / equity	(3,822)	182,361,077	220,779,283
Total Liabilities and Equity	$425,142	$401,410,886	$445,063,869

Ardelia Navigation Ltd. and Eridanus Trading Co. (the Owning Companies)

Ardelia was incorporated in Liberia on June 15, 2010, and was the owner of the Liberian flag 3,426 TEU 2010-built containership Box Voyager. Eridanus was incorporated in Liberia on July 1, 2010, and was the owner of the Liberian flag 3,426 TEU 2010-built containership Box Trader. Ardelia and Eridanus are both wholly owned subsidiaries of Paragon Shipping. The following historical information was derived from the audited combined financial statements of the Owning Companies for the period from June 15, 2010 (the inception date of Ardelia, which was the earliest inception date) to December 31, 2010 and the audited combined statements of operations for the period from January 1, 2011 to April 28, 2011 (the last date the Box Voyager and the Box Trader were owned by Ardelia and Eridanus, respectively), and related notes, included elsewhere in this annual report. Following the initial public offering of Box Ships Inc., or the Initial Public Offering, the vessels were sold and delivered to the Company on April 29, 2011. We refer you to the notes to the audited combined financial statements of the Owning Companies for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements, related notes and other financial information included herein.

STATEMENTS OF OPERATIONS DATA (Expressed in United States Dollars)	For the period from June 15, 2010 to December 31, 2010	For the period from January 1, 2011 to April 28, 2011
Net Revenues	$5,431,570	$4,664,540
Voyage expenses	23,261	25,659
Vessels operating expenses	1,469,565	1,024,956
Vessels operating expenses—related party	103,848	45,382
Management fees charged by a related party	303,341	204,948
Depreciation	1,357,338	963,881
Operating income	2,174,217	2,399,714

Total other expenses, net	(652,406)	(503,305)

Net income	$1,521,811	$1,896,409

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Some of the following risks relate principally to us, the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends payable to holders of our common stock or the trading price of our common stock.

Industry Specific Risk Factors

The container shipping industry is cyclical and volatile, with charter hire rates and profitability currently at depressed levels, and the recent global economic recession has resulted in decreased demand for container shipping, which may negatively impact our operations.

Our growth generally depends on continued growth in world and regional demand for container shipping services, and the recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Containership charter rates declined substantially in 2011 and 2012 primarily as a result of excess capacity on the key east-west routes, the reluctance of liners to cull services in the first six months of the year and a fight for market share between certain liner companies. Freight rates and charter rates stabilized somewhat in the second half of 2012, particularly for larger vessel sizes, but in early 2013 they remain significantly below their historical averages.

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

Our ability to charter additional vessels we may acquire in the future and recharter our containerships upon the expiration or termination of their current charters, including the Box Trader, which is currently employed on a short-term time charter scheduled to expire between April 2013  and October 2013, (subject to the charterer’s option to extend the term of the charter by an additional one-year term, plus or minus 30 days), and the Box Voyager, which is currently employed on a short-term time charter scheduled to expire between July 2013 and March 2014, and the charter rates payable under any charters or renewal options or replacement charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ charters expire, as was the case when the charters for the Box Trader and the Box Voyager with Compania Sud Americana De Vapores S.A., or CSAV Valparaiso, expired in the second and third quarter of 2012, respectively, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership rates.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012, especially for medium to smaller size containerships. Freight rates have stabilized toward the end of 2012, although charter rates continued their declines in 2012 and remain significantly below their historical averages, which has adversely affected the profitability of liner companies. The financial challenges faced by liner companies and efforts to obtain third party aid to restructure their obligations, have reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us the contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under our time charters, and any new charter arrangements we are able to secure may be at lower rates, which would adversely affect our results of operations, cash flows and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

We are dependent on a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

Subject to certain extension options available to the charterers, the Box Trader, one of our two 2010-built 3,400 TEU containerships, is currently employed on a short-term time charter with Hapag Lloyd scheduled to expire between April 2013 and October 2013, the Box Voyager, our other 2010-built 3,400 TEU containership, is currently employed on a short-term time charter with Chenglie Navigation Co. Ltd, or CNC, a part of the CMA CGM Group, that is scheduled to expire between July 2013 and March 2014, our two 2007-built 5,100 TEU containerships, the CMA CGM Kingfish and the CMA CGM Marlin, are employed on time charters to CMA CGM scheduled to expire in 2014, the Maersk Diadema, formerly the MSC Siena, our 4,500 TEU 2006-built containership, and the MSC Emma, our 5,060 TEU 2004-built containership, are currently employed on time charters with A.P. Moller—Maersk A/S, or Maersk and Mediterranean Shipping Co. S.A., or MSC, respectively, that are scheduled to expire in 2014, the OOCL Hong Kong and the OOCL China, our 5,344 TEU containerships built in 1995 and 1996, respectively, are employed on time charters to Orient Overseas Container Line Ltd., or OOCL, scheduled to expire in 2015 and the Maule, our 6,500 TEU 2010-built containership, is employed on a time charter with CSAV Valparaiso scheduled to expire in 2016.

With any improvement in the charter market, we will seek to re-employ our containerships upon the termination or expiration of the charters described above, and to employ any additional vessels we acquire, pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In recent years, some liner companies, including our charterers, have publicly acknowledged the financial difficulties they face, announced efforts to obtain third-party aid to restructure their obligations and reported substantial losses. Many liner companies reported losses during 2012, although slightly improved from the significant losses liner companies incurred in 2011. In addition, in recent years there have been significant examples of consolidation in the container shipping industry, including recently announced alliances between major liner companies; at present, there are over 200 liner companies, but according to industry sources, the top 10 and top 20 companies, including subsidiaries, accounted for approximately 66% and 87% of global liner capacity, respectively, as of February 2013. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with these liner companies or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, and our ability to pay dividends to holders of our common stock in the amounts anticipated or at all.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

The size of the containership orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates, which could impact the rate at which we are able to recharter our current fleet or charter any additional vessels we acquire. If such a reduction continues in the future, we may only be able to recharter vessels in our current fleet, including the charters for two of our vessels that are scheduled to expire in April 2013 and July 2013 (assuming no exercise of any options to extend the durations of the charters), or charter any additional vessels we acquire, for reduced rates or unprofitable rates or we may not be able to recharter our containerships, or charter any additional vessels we acquire, at all.

If economic conditions throughout the world do not improve, it will impede our operations and our ability to implement our growth successfully.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the U.S. federal debt ceiling and the so-called “fiscal cliff,” the combination of expiring tax cuts and mandatory reduction in federal spending, along with widespread skepticism about the implementation of any resulting agreements, and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries.  The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

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

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to have decreased for the third year in a row to approximately 7.8% for the year ended December 31, 2012 and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our operations and ability to implement our growth successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers' container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to holders of our common stock in amounts anticipated or at all.

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

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and ability to pay dividends to  holders of our common stock in amounts anticipated or at all.

An increase in operating costs could adversely affect our cash flows and financial condition.

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of a recent increase in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

Fuel, or bunker prices, may adversely affect profits.

The cost of fuel is a significant factor in negotiating charter rates and will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply of and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could negatively impact our results of operations and financial condition.

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

The operation of our containerships will also be affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	business interruptions caused by mechanical failures;

•	fire, explosions or collisions;

•	human error;

•	war;

•	terrorism; and

•	piracy and other circumstances or events.

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

We operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism, armed conflict and civil disturbance in the United States and elsewhere, which may contribute to further economic instability in the global financial markets. Any such attacks, conflict or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition, results of operations and ability to obtain additional financing on terms acceptable to us or at all and pay dividends to holders of our common stock in amounts anticipated or at all. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If we enter into charter agreements or engage in certain other activities with countries or government-controlled entities or customers associated with countries that are subject to restrictions imposed by the U.S. government, or engage in certain other activities, our ability to conduct business and access U.S. capital markets and our reputation and the market for our securities could be adversely affected.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1990, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. We may not maintain sufficient insurance to cover all environmental risks and environmental claims may have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends to holders of our common stock in the amounts anticipated or at all.

Company Specific Risk Factors

In the past we have not been, and in the future we may not be, in compliance with certain of the financial covenants contained in our loan agreements, which may have an adverse effect on our financial condition, results of operations, cash flows, and ability to pay dividends to holders of our common stock in the amounts anticipated or at all.

Our loan agreements, which are secured by mortgages on our vessels, require us to comply with specified collateral coverage ratios and satisfy certain financial and other covenants. In general, these financial covenants require us, among other things, to maintain (i) a maximum market adjusted leverage ratio; (ii) minimum liquidity; (iii) a maximum ratio of total liabilities to EBITDA; (iv) a minimum market value adjusted net worth or net worth; (v) a minimum ratio of EBITDA to net interest expenses; and (vi) a maximum ratio of total debt to EBITDA.

A violation of any of these covenants constitutes an event of default under our loan agreements, which, unless waived or modified by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

In addition, all of our secured loan agreements contain a cross-default provision that may be triggered by a default under one of our other secured loan agreements. A cross-default provision means that a default on one loan would result in a default on all other loans. Because of the presence of cross default provisions in all of our secured loan agreements, the refusal of any one lender under our secured loan agreements to grant or extend a waiver could result in all of our secured indebtedness being accelerated, even if our other lenders under our secured loan agreements have waived covenant defaults under the respective loan and credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Furthermore, under the terms of our loan agreements, our ability to pay dividends or make other payments to shareholders is subject to no event of default having occurred without being remedied or resulting from the payment of such dividends or other distributions. See “Item 8. Financial Information—Dividend Policy.”

As of December 31, 2011, we were not in compliance with the net worth covenant contained in our $30.3 million loan agreement with Commerzbank AG, or Commerzbank, which requires us to maintain a minimum net worth of at least $150.0 million. This breach was cured as the loan agreement was amended. The amended loan agreement requires that the net worth be above $130.0 million in the fourth quarter of 2011, above $125.0 million in the first quarter of 2012, above $130.0 million in the second through fourth quarters of 2012 and be restored to at least $150.0 million with effect from January 1, 2013. This breach constituted an event of default under our loan agreement with Commerzbank and, absent the waiver, together with the cross-default provisions in our secured loan agreements discussed above, could have resulted in the lenders requiring immediate repayment of all of our secured loans. There can be no assurance that our lenders would permit further amendments to this loan agreement in the event we are not able to comply with the net worth covenant in the future.

Moreover, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing loan agreements in connection with any additional waivers of or amendments to our loan agreements that we may obtain in the future as a result of additional breaches of the financial and other covenants contained in our secured loan agreements,. These restrictions may restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of December 31, 2012, we were in compliance with all of the covenants contained in our loan agreements.

Our secured loan agreements contain restrictive covenants that may limit our liquidity and corporate activities, including the payment of dividends.

In addition to certain covenants relating to our financial position, operating performance and liquidity, the operating and financial restrictions and covenants in our secured loan agreements could adversely affect our capital needs or ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•	incur and guarantee additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	pay dividends;

•	make capital expenditures;

•	change our ownership or structure, including engaging in mergers, consolidations, liquidations or dissolutions;

•	adjust and alter existing charters;

•	enter into a new line of business;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel;

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

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions do not improve or worsen, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our secured loan agreements, our obligations may become immediately due and payable, and the lenders' commitment, if any, to make further loans may terminate. A default under any of our secured loan agreements could also result in foreclosure on any of our vessels and other assets securing the related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

In addition, our discretion is limited because we may need to obtain the consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we may not be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our shareholders' best interest.

The current low containership charter rates and values and any future declines in these rates may affect our ability to comply with various covenants in our secured loan agreements, and may cause us to incur impairment charges or to incur a loss if vessel values are low at a time when we are attempting to dispose of a vessel.

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. The market value of containerships is sensitive, among other things, to changes in the containership charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the market value of our vessels further deteriorates significantly or we lose the benefit of the existing time charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

We may have difficulty securing profitable employment for our vessels as their charters expire in the currently depressed containership market.

Each of our nine containerships are currently deployed on time charters, with the time charters for two of our vessels scheduled to expire in April 2013 and July 2013, and the time charters for four of our vessels, each of which are well above current market rates, scheduled to expire during 2014. Given the current depressed state of the containership charter market, especially for medium to smaller sized vessels, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

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

As of the date of this annual report, we have employed all nine of our containerships under time charters with a weighted average remaining charter duration of 21 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the durations of the charters) with seven charterers and we plan to employ any additional vessels we acquire on time charters. Recently, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters, and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. The time charters on which we employ most of our vessels provide for charter rates that are significantly above market rates as of the date of this annual report. Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased containership charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our common stock in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

In addition, under our $30.0 million loan agreement with UniCredit Bank AG, or UniCredit, if our charter with Maersk, for the vessel mortgaged thereunder, the Maersk Diadema (formerly the MSC Siena), is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under such loan agreement. Furthermore, under our loan agreements with ABN AMRO Bank N.V., or ABN AMRO, if our charter with CSAV Valparaiso for the Maule, one of the vessels mortgaged under our $100.0 million loan agreement with ABN AMRO, or either of our charters with OOCL for the OOCL Hong Kong and the OOCL China, the vessels mortgaged under our $25.0 million credit facility with ABN AMRO, is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under such loan agreements if the charter were not replaced within 60 days by another charter and with a charterer approved by the lender.

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

Our business strategy is dependent on identifying and purchasing suitable vessels. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us. If we are unable to purchase additional vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business would be adversely affected.

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

We were formed by Paragon Shipping (NYSE: PRGN) and completed the initial public offering of our common stock in the United States, or our Initial Public Offering, in April 2011. Because we are a recently organized corporation with a limited operating history, you will have a limited basis on which to evaluate our performance.

As of the date of this annual report, Paragon Shipping owned approximately 16.4% of our outstanding shares of common stock. However, Paragon Shipping has not and will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

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

We believe that maintaining a modern and technologically advanced fleet, capitalizing on our Manager's experience in the commercial management of vessels and Paragon Shipping's reputation as an owner with high safety and operating standards, as well as on our senior management's experience in the shipping industry, will be important factors in acquiring and retaining major container liner company charterers. However, given our limited operating history and the limited experience of our Manager with respect to the containership industry, which began providing technical and commercial management services to containership vessels in 2010, we may not be able to successfully operate containerships or to develop and maintain the commercial relationships or to replace them in the event any of these relationships are terminated, which would adversely affect our business prospects and profitability.

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

Moreover, we plan to finance potential future expansions of our fleet through equity financing, which we expect will mainly consist of issuances of additional shares of our common stock, or with borrowings under any credit facilities we may enter into in the future. If we are unable to complete equity issuances at prices that we deem acceptable, our cash on hand is insufficient to fund the costs of future vessel acquisitions, or we cannot enter into future credit facilities on favorable terms, we may need to revise our growth plan or consider alternative forms of financing.

If we cannot successfully re-employ the vessels in our current fleet or charter additional vessels we may acquire in the future, we may incur net losses.

Our business plan is to identify and acquire suitable vessels, in addition to our current fleet, at favorable prices and, as market conditions warrant, employ our vessels on short- to medium-term time charters ranging from one to five years with staggered maturities. As of the date of this annual report, we have employed all nine containerships in our current fleet under time charters with a weighted average remaining charter duration of 21 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the durations of the charters). Under the terms of our $30.0 million loan agreement with UniCredit, however, we are required to obtain the consent of such lender to charter the Maersk Diadema, under a charter of more than 12 months following the completion of that vessel's current charter in January 2014, or any extensions thereof pursuant to the charterer's four successive one-year option periods. Under the terms of our $100.0 million loan agreement with ABN AMRO, we are required to obtain the consent of such lender to charter the Box Voyager, the Box Trader and, other than with respect to its current charter with CSAV Valparaiso scheduled to be completed in May 2016, the Maule, under charters with durations of more than 12 months. We are subject to a similar requirement under our $25.0 million loan agreement with ABN AMRO, pursuant to which we are required to obtain the consent of such lender to charter the OOCL Hong Kong and the OOCL China, other than with respect to their current charters with OOCL scheduled to be completed in 2015, under charters with durations of more than 12 months.

In addition, given the current depressed conditions of the containership market, it is possible that we may acquire a vessel without having a chartering agreement in place or without having a profitable charter in place for such vessel, and we may not find suitable employment for a substantial period of time after taking delivery of such vessel. We would still be incurring costs related to administrative costs, vessel maintenance and general business expenses, but would be generating no income or income below our operating costs. If we are unable to secure suitable re-employment for our current fleet or obtain suitable employment for any vessels that we may acquire in accordance with our business strategy while incurring operating expenses, our business would be adversely affected.

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

Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, as was the case with the Box Trader and the Box Voyager upon the expiration of their charters with CSAV Valparaiso in the second and third quarters of 2012, respectively, we may have to employ our containerships at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our containerships profitably to allow us to implement our growth strategy successfully, pay dividends to holders of our common stock in amounts anticipated or at all or repay our debt.

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

Nevertheless, Paragon Shipping and its affiliates may claim business opportunities that would benefit us and compete with us in the international containership industry. For example, if we do not exercise our options to acquire one or both of the newbuilding containerships Paragon Shipping has entered into contracts to build and has granted us the options to acquire, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities. We may exercise our options to acquire each vessel by (i) way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel's delivery to Paragon Shipping, each scheduled for the second quarter of 2014, or (ii) purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping's actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us.

In addition, notwithstanding our non-competition agreement with Paragon Shipping, Paragon Shipping may claim other business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the international containership industry, and this could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

Our purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes growing our fleet through the acquisition of secondhand vessels. The acquisition of secondhand vessels does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. These repairs may require us to put a vessel in dry-dock, which would reduce our fleet utilization. In addition, when purchasing secondhand vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

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

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels or our ability to employ or re-employ our vessels at all.

Our executive officers and the officers of our Manager will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and the officers of our Manager will be involved in Paragon Shipping’s and other business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully. The actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

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

Conflicts of interest may arise between Paragon Shipping, our Manager, and its affiliates, on the one hand, and us and our shareholders, on the other hand. These conflicts include, among others, the following situations:

•
Our Chairman, President and Chief Executive Officer serves as the Chairman, President, and Chief Executive Officer of Paragon Shipping and our Chief Financial Officer serves as the Chief Financial Officer of Paragon Shipping. Our Chief Executive Officer is also the beneficial owner of all of the capital stock of our Manager and Crewcare Inc., or Crewcare, our manning agent. Therefore, these individuals may favor the interests of Paragon Shipping, Allseas or their affiliates and may not provide us with business opportunities that would benefit us.

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

As a result of these conflicts, our Manager may favor its own interests, the interests of Paragon Shipping and the interests of its affiliates over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Paragon Shipping and/or its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, serves as an executive officer and director of Paragon Shipping and our Chief Financial Officer, Mr. Robert Perri, serves as a Chief Financial Officer of Paragon Shipping. As a result, these individuals have fiduciary duties to manage the business of Paragon Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Paragon Shipping and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Paragon Shipping or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the international containership industry. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

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

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides us with the services of our executive officers, who report directly to our board of directors. In addition, as we have subcontracted the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas's services or Allseas's failure to perform its obligations to us could materially and adversely affect the results of our operations. We may have rights against Allseas if it defaults on its obligations to us but you will have no recourse directly against Allseas. Further, we are required to seek approval from our lenders under our secured loan agreements to change our commercial and technical manager.

Since Allseas is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential problems that might affect Allseas that could have a material adverse effect on us.

The ability of Allseas to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Allseas's financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless Allseas began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Allseas, even though these problems could have a material adverse effect on us.

Our Chairman, President and Chief Executive Officer has affiliations with Allseas which may create conflicts of interest.

Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas and Mr. Bodouroglou. To the extent that any entities affiliated with Mr. Bodouroglou, other than us, or Allseas, owns or operates vessels that may compete for employment or management services in the future, Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Allseas currently provides management services to vessels in Paragon Shipping's fleet, private fleets and our fleet. Entities affiliated with Mr. Bodouroglou may acquire vessels that may compete with our vessels in the future, subject to an agreement entered into among the Company, Paragon Shipping and Mr. Bodouroglou, which prohibits Mr. Bodouroglou or entities affiliated with him, including Paragon Shipping, from acquiring or chartering container vessels without our prior written consent, and pursuant to which we have agreed not to acquire or charter drybulk vessels without the prior consent of Mr. Bodouroglou, entities controlled by him or Paragon Shipping, as applicable. To the extent that we believe it is in our interest to grant such consent and Mr. Bodouroglou, entities controlled by him or Paragon Shipping acquires containerships, such vessels may compete with our fleet. Allseas is not a party to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to containerships other than ours. These conflicts of interest may have an adverse effect on our results of operations.

Our ability to obtain additional debt financing in the future may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels in the future or to refinance our existing debt as it matures or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Pursuant to an executive services agreement, Allseas provides us with the services of our executive officers, who report directly to our board of directors. Our success depends upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends to holders of our common stock in the amounts anticipated or at all. We do not intend to maintain “key man” life insurance on any of our officers or other members of our management team.

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

In addition, we cannot assure you that we will be able to obtain adequate insurance coverage for our fleet in the future or renew our insurance policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

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

We may have to pay tax on certain shipping income, which would reduce our earnings.

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

For the 2012 taxable year, we believe that we and our subsidiaries qualified for this statutory tax exemption and we intend to take this position on our U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income for future taxable years. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our shares of common stock owned, in the aggregate, 50% or more of our outstanding shares of common stock for more than half the days during the taxable year. It is possible that the ownership threshold could be met for any taxable year. In such a case, we may not qualify for exemption unless we can establish that among the closely-held group of five percent shareholders, there are sufficient five percent shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified five percent shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient five percent shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and we may not be able to satisfy them. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

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

In addition, two of our vessel owning subsidiaries are incorporated in Hong Kong and own vessels flagged in Hong Kong. While we do not believe that we or our Hong Kong subsidiaries will be subject to taxation in Hong Kong due to an available exemption that we expect to qualify for, we cannot assure you that we will not incur tax liability in Hong Kong in 2013 or in the future.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have certain adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

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

If we are treated as a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders, as discussed below under “Tax Considerations”), such U.S. holders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our units, common stock or warrants, as the case may be, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock, as the case may be, and may be subject to certain information reporting obligations. Please see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

We may not pay dividends to holders of our common stock in the amounts anticipated or at all.

Our policy is to pay quarterly dividends to holders of our common stock in February, May, August, and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt, maintain reserves for dry-docking, surveys and other purposes as our board of directors may from time to time determine and fund dividend payments to holders of holders of our 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares,, or the Series B-1 Preferred Shares, which rank prior to our common stock with respect to, among other things, dividends.

In accordance with our dividend policy, our board of directors has declared a dividend of $0.22 per share with respect to the fourth quarter of 2012, payable on or about March 28, 2013 to shareholders of record at the close of business on March 21, 2013. In addition, we currently anticipate paying a dividend of $0.12 per share with respect to the first quarter of 2013, assuming (i) the dry-docking of one of our vessels at the end of the first quarter of 2013 for the anticipated period of time and resulting off-hire days and expense; (ii) the continued performance of our current time charters and no unexpected off-hire periods; (iii) that we do not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established from time to time by our board of directors, (iv) the continued compliance with our loan agreements and (v) no material changes in vessel operating or financing expenses.

We have used in the past, and may use in the future, a portion of our cash reserves, in addition to our operating cash flows, to fund quarterly dividend payments, which reduces our cash position and is only sustainable to the extent cash is available. The amount of cash available for distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

•	the rates we obtain from our charters the ability and willingness of our customers to perform their obligations under their respective time charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of unscheduled off-hire days for our fleet due to failure to secure employment or otherwise and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of any vessels we agree to acquire in the future and the commencement of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions; and

•	the payment of fees to our Manager for the technical, commercial, administrative and executive services it provides to us.

The actual amount of cash available for distribution also depends upon other factors, such as:

•	the quarterly dividends we will be obligated to pay to holders of our Series B-1 Preferred Shares;

•	the level of capital expenditures we make, including for maintaining the vessels in our fleet and acquiring new vessels, which we expect will be substantial;

•	our debt service requirements and restrictions on distributions contained in our secured loan agreements and future financing agreements;

•	fluctuations in our working capital needs and our ability to raise additional equity to satisfy our capital needs; and

•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

Our dividend policy may be affected by restrictions on distributions under our secured loan agreements, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions, or if we are otherwise in default under our secured loan agreements, we would be prohibited from making cash distributions to you, notwithstanding our cash dividend policy. In addition, the declaration and payment of dividends is subject at all times to the discretion of our board directors, the rights of holders of our Series B-1 Preferred Shares, compliance with the laws of the Republic of the Marshall Islands as well as the other limitations set forth in “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” There can be no assurance that we will make dividend payments to holders of our common stock in the amounts or with the frequency anticipated or at all.

Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

Our dividend policy is to pay quarterly dividends to holders of our common stock in February, May, August and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for dry-docking, surveys and other purposes as our board of directors may from time to time determine and fund dividend payments to holders of holders of our Series B-1 Preferred Shares. In determining the amount of cash available for distribution after payment of our cash expenses, our board of directors determines appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our secured loan agreements, the requirements of Marshall Islands law, the acquisition of additional vessels, dry-docking costs, repairs, claims and other liabilities and obligations. In addition, we have used in the past, and may use in the future, a portion of our cash reserves, in addition to our operating cash flows, to fund quarterly dividend payments. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest all of their cash for acquisitions.

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

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to holders of our common stock.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities that we may enter into in the future. We anticipate growing our fleet through the acquisition of vessels, which would increase the level of our maintenance capital expenditures.

Maintenance capital expenditures include capital expenditures associated with dry-docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards.

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels dry-docked during that quarter. For example, we incurred costs of approximately $2.1 million in the aggregate during 2012 in connection with dry-docks relating to the CMA CGM Kingfish and the CMA CGM Marlin and we expect to incur costs of approximately $0.7 million with respect to the dry-dock relating to OOCL Hong Kong, which is scheduled to take place at the end of the first quarter of 2013. Significant maintenance capital expenditures may reduce the amount of cash available for distribution to our shareholders.

We will be required to make substantial capital expenditures to expand the size of our fleet, which may diminish our ability to pay dividends to holders of our common stock in amounts anticipated or at all, increase our financial leverage, or dilute our shareholders' ownership interest in us.

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

To fund expansion capital expenditures, we may be required to use cash balances, cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash available for dividends to holders of our common stock. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends to holders of our common stock in amounts anticipated or at all. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to holders of our common stock in amounts anticipated or at all. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder ownership or dividend dilution.

Restrictions in, or interest payments required by, our debt agreements may prevent us from paying dividends.

The payment of principal and interest on our debt will reduce the amount of cash available for dividends to holders of our common stock.  In addition, our existing secured loan agreements prohibit, and we expect any future debt agreements we enter into will also prohibit, the payment of dividends upon the occurrence of the following events, among others:

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

We are a holding company, and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends depends on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us depends on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends to holders of our common stock in amounts anticipated or at all.

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

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management's assessment of the effectiveness of our internal control over financial reporting and an attestation report of our independent registered public accounting firm related to the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

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

We are incorporated in the Republic of the Marshall Islands and our wholly-owned subsidiaries through which we own and operate our vessels are incorporated in jurisdictions outside the United States. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets, our subsidiaries' assets and the assets of most of our officers and directors are, and will likely remain, located outside of the United States. As a result, it may be difficult or impossible for U.S. shareholders to serve process within the United States upon us or any of these persons or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or our subsidiaries' assets are located (i) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us based upon these laws. In addition, the protections offered minority shareholders in the Marshall Islands are different than in the United States.

Risk Factors Related To Our Common Stock

The concentration of our common stock ownership with Paragon Shipping and its affiliates, including our Chairman, President and Chief Executive Officer, will limit the ability of holders of our common stock to influence corporate matters.

Paragon Shipping currently owned approximately 16.4% of our outstanding common stock and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, was deemed to have beneficially owned approximately 16.7% of our outstanding common stock. Furthermore, our directors or officers who are affiliated with Paragon Shipping or other individuals providing services under our management agreements with Allseas who are affiliated with Paragon Shipping have received, and may continue to receive, equity awards under our 2011 Equity Incentive Plan. As of the date of this annual report, there were 1,325,000 shares of common stock available for issuance under our 2011 Equity Incentive Plan.

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

Our Series B-1 Preferred Shares are senior obligations of ours and will rank prior to our common stock with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common stock.

The rights of the holders of our Series B-1 Preferred Shares will rank senior to the obligations to holders of our common stock. Upon our liquidation, the holders of Series B-1 Preferred Shares will be entitled to receive a liquidation preference of $30.00 per share, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common stock. The existence of the Series B-1 Preferred Shares could have an adverse effect on the value of our common stock.

Future sales of our common stock could cause the market price of our common stock to decline.

As of the date of this annual report, we had 20,960,715 shares common stock outstanding. We also had outstanding warrants to purchase up to 1,333,333 shares of our common stock, exercisable at any time prior to July 1, 2017 at a price of $7.74 per share, and 640,692 Series B-1 Preferred Shares, all held by Neige International, as of the date of this annual report. We have the right, but not the obligation, to convert our outstanding Series B-1 Preferred Shares at any time from time to time into common stock as discussed in Item 10. Additional Information—A. Memorandum and Articles of Association—Preferred Stock.” Further, holders of our Series B-1 Preferred Shares outstanding on July 1, 2015 will be entitled to receive, for no additional consideration, on a pro-rata basis, shares of common stock representing in the aggregate 5.0% of our shares of common stock outstanding at that time, on a fully diluted basis.

In order to fund further growth of our fleet, we may have to incur additional indebtedness and/or sell additional equity securities. We may also need to sell additional equity securities in order to repay the $13.0 million outstanding under our loan agreement with Paragon Shipping upon its maturity in April 2013. Future issuances of our common stock, directly or indirectly through convertible or exchangeable securities, options, warrants or rights, will generally dilute the ownership interests of holders of our existing common stock, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to holders of our common stock, as to which no assurance can be given. Additional series or classes of preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to holders of our common stock in amounts anticipated or at all. Any additional debt we incur will be senior in all respects to our common stock, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue additional equity securities or incur additional debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Future sales or other issuances of a substantial number of shares of common stock or other securities in the public market or otherwise, or the perception that these sales could occur, may depress the market price for our common stock. These sales or issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future.

As of the date of this annual report, Paragon Shipping owned approximately 16.4% of our outstanding shares of common stock and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, was deemed to beneficially own approximately 16.7% of our outstanding shares of common stock, which includes 1,333,333 shares of common stock issuable upon the exercise of warrants issued to Neige International in a private offering, as described in “Item 4. Information on the Company—A. History and Development of the Company—Business Development and Capital Expenditures.” The common stock beneficially owned by Paragon Shipping and Mr. Bodouroglou constitutes “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be transferred unless it has been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us. As our common stock becomes eligible for sale under Rule 144, the volume of sales of our common stock on the New York Stock Exchange may increase, which could reduce the market value of our common stock.

In addition, in connection with the closing of our Initial Public Offering, we entered into a registration rights agreement with Neige International, as nominee for Proplous Navigation S.A., or Proplous Navigation, a company also controlled by our Chairman, President and Chief Executive Officer, and Paragon Shipping, pursuant to which Neige International, Paragon Shipping and their affiliates or transferees are entitled to cause us to register under the Securities Act for resale in the public market shares of our common stock that they received in connection with the closing of the Initial Public Offering.  Further, in connection with the private offering to Neige International described in “Item 4. Information on the Company—A. History and Development of the Company—Business Development and Capital Expenditures,” we entered into a second registration rights agreement with Neige International, pursuant to which Neige International has the right, subject to certain restrictions, to require us to register under the Securities Act its Series B-1 Preferred Shares and the warrants and common stock issuable upon exercise of the warrants that Neige International received in the private offering.

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

The price of our common stock may be volatile as a result of factors that are beyond our control and if the price of our common stock fluctuates, you could lose a significant part of your investment.

Our common stock commenced trading on the New York Stock Exchange in April 2011. We cannot assure you that an active or liquid public market for our common stock will continue. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our common stock and impact a potential sale price if holders of our common stock decide to sell their shares.

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

In addition, we have entered into a stockholders rights agreement that will make it more difficult for a third party to acquire us without the support of our board of directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Plan.”

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

Item 4.                                Information on the Company

A.        History and Development of the Company

We are Box Ships Inc. We were incorporated under the laws of the Republic of the Marshall Islands on May 19, 2010. We were formed by Paragon Shipping to own and operate containerships and pursue containership acquisition opportunities. We commenced operations upon the consummation of our Initial Public Offering in April 2011. We maintain our principal executive offices at 15 Karamanli Avenue, 16673, Voula, Greece. Our telephone number at that address is +30 (210) 891-4600.

Business Development and Capital Expenditures

On June 12, 2012, we completed a private offering, or the Private Offering, to Neige International, a company controlled by our Chairman, President and Chief Executive Officer, whereby we issued and sold to Neige International 1,333,333 units, each unit consisting of one of our 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $30.00 per share, or the Series B Preferred Shares, and one warrant to purchase one share of our common stock at an exercise price of $7.74 per share at any time on or prior to June 30, 2017, at an offering price of $28.875 per unit, which resulted in gross proceeds to us of approximately $38.5 million.

In addition, in June 2012, our Manager assigned to us purchase agreements with subsidiaries of OOCL to acquire the OOCL Hong Kong, a 1995-built, 5,344 TEU containership that was delivered to us on June 25, 2012, and the OOCL China, a 1996-built, 5,344 TEU containership that was delivered to us on July 5, 2012, for an aggregate purchase price of $62.3 million and which include three-year time charters to OOCL that commenced upon delivery of the vessels to us at a gross daily charter rate of $26,800 per vessel and manning agreements for the three-year period.

On July 18, 2012, we consummated the public offering of 4,285,715 shares of our common stock, at a public offering price of $7.00 per share, resulting in net proceeds of approximately $28.0 million, after deducting underwriters’ discounts and commissions and offering expenses payable by us. Neige International purchased 111,428 shares of our common stock in this public offering at the public offering price.

Also on July 18, 2012, immediately following the closing of the public offering discussed above, we used a portion of the net proceeds of the public offering to redeem 692,641 of the Series B Preferred Shares issued to Neige International in the Private Offering at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends, and exchanged the remaining outstanding Series B Preferred Shares held by Neige International, on a one-for-one basis, with Series B-1 Preferred Shares. The Series B-1 Preferred Shares are identical to the Series B Preferred Shares in all material respects except they have a conversion right, pursuant to which we have the right, at our sole option, to convert, in whole or in part at any time from time to time, any outstanding Series B-1 Preferred Shares into shares of our common stock. The number of shares of common stock into which Series B-1 Preferred Shares may be converted is the number of shares of common stock having an aggregate Adjusted Market Price (as defined below) equal to the $30.00 liquidation preference of the Series B-1 Preferred Shares, plus any applicable redemption premium. The Adjusted Market Price of the common shares will be equal to the closing price of our common stock on the New York Stock Exchange, or such other national securities exchange on which the Company’s common shares are then traded, on the record date of the conversion, less 10%.

As of the date of this annual report, we had 20,960,715 shares of common stock.  Also as of the date of this annual report, we had warrants to purchase 1,333,333 shares of our common stock and 640,692 Series B-1 Preferred Shares outstanding, all of which were held by Neige International.

B.        Business Overview

General

We are an international shipping company engaged in the seaborne transportation of containers worldwide. We are focused on pursuing growth opportunities in the container shipping industry by leveraging the reputation, expertise and relationships of our management team and our Manager in identifying attractive vessel acquisition opportunities and maintaining cost-competitive, efficient operations. As of the date of this annual report, our fleet was comprised of nine containerships with a TEU weighted average age of 8.1 years, a total capacity of 43,925 TEU and a weighted average remaining charter duration of 21 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the durations of the charters).

We operate through a number of wholly-owned, vessel-owning subsidiaries incorporated in the Republic of Liberia, the Republic of the Marshall Islands and Hong Kong. Allseas, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides the commercial and technical management services for all of the vessels in our fleet.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this annual report:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Remaining Time Charter Term (2)	Expiration of Charter	Acquisition Date
Maule	2010	6,589	Compañía Sud Americana de Vapores S.A. (CSAV Valparaiso)	$38,000	38 months (3)	May 2016	May 9, 2011
OOCL Hong Kong	1995	5,344	Orient Overseas Container Line Ltd. (OOCL)	$26,800	28 months (4)	June 2015	June 25, 2012
OOCL China	1996	5,344	Orient Overseas Container Line Ltd. (OOCL)	$26,800	28 months (4)	July 2015	July 5, 2012
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	14 months (5)	April 2014	May 19, 2011
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	14 months (5)	May 2014	May 31, 2011
MSC Emma	2004	5,060	Mediterranean Shipping Co. S.A. (MSC)	$28,500	17 months (6)	August 2014	August 3, 2011
Maersk Diadema (formerly the MSC Siena)	2006	4,546	A.P. Moller – Maersk A/S (Maersk)	$28,000	11 months (7)	January 2014	May 19, 2011
Box Trader	2010	3,426	Hapag Lloyd	$6,750	1 month (8)	April 2013	April 29, 2011
Box Voyager	2010	3,426	Chenglie Navigation Co. Ltd (CNC)	$6,850	4 months (9)	July 2013	April 29, 2011
TEU-weighted average Fleet age / Total Fleet Capacity	8.1 years	43,925

(1)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Allseas, aggregating 4.75% for the Box Voyager, 1.25% for each of the CMA CGM Kingfish, CMA CGM Marlin, OOCL Hong Kong and OOCL China, and 2.50% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.

(2)
As of the date of this annual report, the average remaining duration of the charters of our fleet was 21 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the durations of the charters).

(3)
The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of$57.0 million, less a 0.5% purchase commission payable to parties unaffiliated with us.

(4)	The charterer has the option to increase or decrease the term of the charter by 30 days.
(5)	The charterer has the option to increase or decrease the term of the charter by 45 days.
(6)
The charterer has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate. In addition, the charterer has the option to increase or decrease the term of the charter by 30 days.

(7)
The charterer has the option to extend the term of the charter by additional, one-year terms for four successive years at the same gross daily charter rate. In addition, the charterer has the option to increase or decrease the term of the charter by 45 days.

(8)	The charterer has the option to increase or decrease the term of the charter by an additional one-year term, plus or minus 30 days at a gross daily charter rate of $15,000.
(9)	The charterer has the option to extend the term of the charter by an additional eight months at the same gross daily charter rate.

We have also entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us options to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the second quarter of 2014. We may exercise our options to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel's delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Options to Acquire Two Newbuilding Containerships.”

Management of Our Fleet

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou and provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Commercial management includes, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Allseas also provides commercial and technical management services for Paragon Shipping's fleet.

We believe Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety and that our business benefits through access to the expertise and resources of Allseas.

Management Agreements

We have entered into separate management agreements with Allseas for each of the vessels in our fleet. Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless, in each case, at least 90 days' advance notice of termination is given by either party. Under the management agreements, Allseas is entitled to a technical management fee of €634.88 per vessel, per day (or $827 per vessel, per day using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the purchase of Box Trader, the Box Voyager, the CMA CGM Kingfish and the CMA CGM Marlin, which were acquired from companies affiliated with us, and (iii) a superintendent fee of €500 per day (or $651 per day using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement

We have entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3.0 million (or $3.9 million using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013, according to Bloomberg).

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, the ship-owning companies of OOCL Hong Kong and OOCL China, respectively, has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services for each of our vessels in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board our vessels and a one-time recruitment fee of $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training.

For more information on the agreements discussed above, see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.”

Administrative Services Agreement

On April 19, 2011, we entered into an administrative services agreement with Allseas, under which Allseas provides us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. Under the terms of the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred by Allseas in connection with the provision of the above services, which amounted to approximately $35,000 for the year ended December 31, 2012. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Administrative Services Agreement with Allseas.”

Executive Services Agreement

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five-year terms unless sooner terminated. Allseas is entitled to an executive services fee for the provision of services under the agreement, which amounted to $1.8 million per annum in 2011 and 2012 and increased to $2.2 million per annum as of January 1, 2013. In addition, Allseas is entitled also to incentive compensation, at the discretion of our board of directors, which amounted to approximately $0.8 million for the year ended December 31, 2012. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Executive Services Agreement with Allseas.”

Accounting Agreement

On September 12, 2012, we entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas is entitled to annual fees of €250,000 (or $325,575 using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg) for the provision of financial and accounting services and $30,000 per vessel for the provision of financial reporting services.

For further information regarding the above-referenced agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas.”

Chartering of Our Fleet

Our chartering policy is to employ our vessels and any vessels we may acquire in the future on short- to medium-term time charters of one to five years in order to take advantage of stable cash flows and high utilization rates while preserving the flexibility to later capitalize on potentially rising charter rates with longer terms.  However, we may opportunistically enter into attractive longer-term charters or, as we did with the Box Voyager and the Box Trader in the third and fourth quarter of 2012, respectively, short-term time charters with durations of less than one year or, under certain circumstances, our vessels may operate on the spot market. As of the date of this annual report, all nine vessels in our fleet are employed under fixed rate time charters with an average remaining duration of 21 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the durations of the charters). The scheduled expirations of the time charters under which all of our vessels are employed range from one month to 38 months (assuming no exercise of any options to extend the durations of the charters). We intend to continue to charter our vessels to a diversified portfolio of leading liner charterers with staggered re-delivery dates in accordance with our market outlook.

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

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for most of the voyage expenses, such as port, canal and fuel costs, agents' fees, extra war risks insurance and any other expenses related to the cargoes, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs, dry-docking and costs relating to a vessel's intermediate and special survey.

Our Customers

Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We generally charter our vessels to counterparties we believe are creditworthy, such as well-established international container liner companies, rather than to more speculative or undercapitalized entities. Members of our executive management team have relationships with a geographically diverse group of container liner companies or their brokers, including many of the world's largest container liner companies, as measured by TEU capacity. We believe that our management team's network of relationships and more generally our Manager's reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our vessels in the future.

We currently charter our vessels to seven customers, CSAV Valparaiso, CMA CGM, MSC, Maersk, OOCL, Hapag Lloyd and CNC. During the year ended December 31, 2012, charters with CSAV Valparaiso, CMA CGM, OOCL, MSC and Maersk, comprised in the aggregate 99% of our revenues. Our largest customer was CSAV Valparaiso, comprising approximately 31% of our revenues for the year ended December 31, 2012, followed by CMA CGM, Maersk, MSC, and OOCL, as set forth below.

Customer	Year ended December 31, 2012
Compania Sud Americana De Vapores S.A.	31%
CMA CGM	24%
A.P. Moller – Maersk A/S	15%
Mediterranean Shipping Co. S.A.	15%
Orient Overseas Container Line Limited	14%

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

In addition, we have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us options to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the second quarter of 2014. We may exercise our options to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel's delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping's actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our options to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

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

Seasonality

As of the date of this annual report, seven of our vessels were employed under long-term fixed rate time charters, with scheduled expirations ranging from 11 months to 38 months (assuming no exercise of any options to extend the durations of the charters), and thus are not subject to the effect of seasonal variations in demand for that period. In addition, the Box Trader and the Box Voyager are currently employed under short-term fixed rate time charters and are expected to be redelivered from their charterers in April 2013 and July 2013 (assuming no exercise of any options to extend the durations of the charters), respectively, and thus are subject to the effect of seasonal variations in demand.

The containership market is typically stronger in the spring and autumn in anticipation of increased consumption of consumer products during the holiday and peak seasons. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. As a result, to the extent that we must enter into a new charter or renew an existing charter for a vessel in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the product transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have obtained all permits, licenses and certificates required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our costs of doing business.

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

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to containerships, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were be designated ECAs, as will the applicable areas of United States Caribbean Sea effective January 1, 2014. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships, including the requirement that all new ships utilize the Energy Efficiency Design Index and the Ship Energy Efficiency Management Plan.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims was recently amended and the amendments are expected to go into effect on June 8, 2015.  The amendments alter the limits of liability for loss of life or personal injury claim and property claims against ship-owners.

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

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state. Our appointed ship managers have obtained DOCs for their officers and SMCs for all of our vessels for which the certificates are required by the IMO, which are renewed as required.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. Each of our vessels is ISM Code certified. However, we may not maintain such there can certificates in the future.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers.  Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to adopt new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. The exteriors of vessels constructed prior to January 1, 2003 that have not been in dry-dock must either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Amendments to MARPOL Annex VI Regulations for the prevention of air pollution, adopted July 2011, designate certain waters near the coasts of Puerto Rico and the U.S. Virgin Islands as an ECA for the control of emissions of nitrogen oxides, sulphur oxides, and particulate matter.  The new ECA takes effect January 1, 2014.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties, supervision of statutory ship surveys, casualty investigations, and participation at IMO and ILO meetings. Our vessels are flagged in the Marshall Islands, Hong Kong and Liberia. Marshall Islands-, Hong Kong- and Liberia-flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner or operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g., containership) to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance. We have complied with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, effective January 1, 2013, the U.S. Bureau of Safety and Environment Enforcement implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004. We have obtained coverage under the VGP for all of our vessels operating in U.S. waters and are in compliance with Coast Guard ballast water management requirements. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. We expect to comply with all such regulation

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the Marine Environment Protection Committee, or MEPC, adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or theILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with these results.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

100% Container Screening

On August 3, 2007, the United States signed into law the Implementing Recommendations of the 9/11 Commission Act of 2007, or the 9/11 Commission Act. The 9/11 Commission Act amends the SAFE Port Act of 2006 to require that all containers being loaded at foreign ports onto vessels destined for the United States be scanned by nonintrusive imaging equipment and radiation detection equipment before loading. This new requirement for 100% scanning was set to take effect on July 1, 2012, but the United States Department of Homeland Security extended the deadline two years to July 1, 2014.

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

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. The international Association of Classification Societies issued draft harmonized Common Structural Rules that align with the IMO goals standards, for industry review in 2012, which it expects to be adopted in Winter 2013. There were no dry-docks during 2011 for any of the vessels in our fleet. The CMA CGM Kingfish and the CMA CGM Marlin underwent their special surveys in the second quarter of 2012. The OOCL Hong Kong is scheduled for dry-dock end of the first quarter of 2013. The Maule is scheduled for an in-water survey in the second quarter of 2013 in connection with its intermediate survey and the Box Trader and the Box Voyager are scheduled for an in-water survey in the third quarter of 2013 in connection with their intermediate surveys. The MSC Emma is scheduled for a special survey in the first quarter of 2014 and the Maersk Diadema and the OOCL China are scheduled for dry-docks in the first quarter of 2014.

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

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance, loss of hire insurance and freight, demurrage and defense cover for each of our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we have procured what we consider to be adequate insurance coverage, not all risks can be insured against, specific claims may not be paid and we may not be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery Insurance

We maintain for all of our vessels marine hull and machinery insurance that covers the risk of actual or constructive total loss up to at least the fair market value of the vessel with deductibles that vary according to the size and value of the vessel. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we would be entitled to recover amounts not recoverable under our hull and machinery policy due to any difference that might have arisen between the insured value of the vessel and the market value of the vessel.

War Risks Insurance

General Hull insurance does not cover the aforementioned risks of a vessel sailing into a war zone or piracy area. Those areas are established by the London-based Joint War Committee and we maintain such cover for all our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs”, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

We have procured protection and indemnity insurance coverage for pollution in the amount of $1.0 billion per vessel per incident. The 13 principal underwriting member P&I Associations that comprise the International Group of P&I Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group of P&I Clubs, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group of P&I Clubs.

FDD (Freight / Demurrage / Defense) cover

The cover entitles the vessel-owning subsidiaries, or the Owners, to seek legal advice and assistance from the P&I Club and reimbursement of costs incurred in connection with disputes or proceedings which are pursued by or against the Owners and which arise out of events which occur during the period of the insurance.

Loss of Hire Insurance

Some casualties may result in a significant period off-hire and loss of earnings in the freight market. The time occupied by repairs can amount to a significant loss for the shipowner. Freight rates are lost since the vessel is off-hire and capital and operational costs are still due. Loss of Hire cover is designed to reduce this loss and we have such cover for all our vessels.

C.        Organizational Structure

Box Ships Inc. is a holding company incorporated in the Republic of the Marshall Islands and is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to this annual report.

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

Our current fleet is comprised of nine containerships with a TEU weighted average age of 8.1 years, a total capacity of 43,925 TEU and a weighted average remaining charter duration of 21 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the durations of the charters).

Vessel Management

Allseas, a Liberian corporation based in Athens, Greece that was formed in 2000 as a ship management company by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries.

We have entered into separate management agreements with Allseas for each of the vessels in our fleet. Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless, in each case, at least 90 days' advance notice of termination is given by either party. Under the management agreements, Allseas is entitled to a technical management fee of €634.88 per vessel, per day (or $827 per vessel, per day using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, and (iii) a superintendent fee of €500 per day (or $651 per day using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

Factors Affecting our Results of Operations

We generate the majority of our revenue from time charters on which we employ our vessels. All nine vessels in our fleet are currently operating under a fixed rate time charter. Our ongoing cash expenses consist of fees and reimbursements under our management agreements, administrative services agreement, accounting services agreement and executive services agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not have any income tax liabilities in the Marshall Islands, Liberia or Hong Kong, but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States. Please see “Item 10. Additional Information—E. Taxation.”

Our financial results are largely driven by the following factors:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Operating days. We define operating days as the total Calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings, or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

•
Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

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

Voyage Revenues

Time charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the containership market and other factors affecting the charter rates for our vessels.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time. Under a bareboat charter, the charterer is typically responsible for paying all voyage costs as well as the vessel's operating expenses and management fees. As a result of this arrangement, daily charter hire rates payable under a bareboat charter are generally significantly less than the charter hire rates payable under a time charter for a comparable vessel.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below the then current market rates, we allocate the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and our estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenues. The intangible asset and liability recorded at inception of the time charter contracts amounted to $22.1 million and $4.0 million, respectively. The amortization and accretion for the intangible asset and liability amounted to $1.9 million and $0.8 million for the year ended December 31, 2011, respectively, and $5.0 million and $1.4 million for the year ended December 31, 2012, respectively. In 2013, assuming all other variables are held constant, we expect to recognize amortization and accretion for the intangible asset and liability of approximately $6.6 million and approximately $1.4 million, respectively.

Voyage Expenses

Voyage expenses, primarily consisting of port, canal, bunker expenses and war risk insurance costs, that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us, regardless of charter type. All voyage expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Vessel Operating Expenses

Our vessel operating expenses, which are expensed as incurred, include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding dry-docking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. In addition, vessel operating expenses include amortization of other intangible assets, in relation to manning agreements attached to the purchase agreements of the OOCL Hong Kong and the OOCL China, delivered to us in June 2012 and July 2012, respectively. The intangible asset recorded upon delivery of the vessels to us amounted to approximately $3.2 million. The amortization for the intangible asset amounted to approximately $0.5 million for the year ended December 31, 2012. In 2013, assuming all other variables are held constant, we expect to recognize amortization for the intangible asset of approximately $1.1 million. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Dry-docking Expenses

We account for dry-docking costs using the direct expense method. Two of the vessels in our fleet, the CMA CGM Kingfish and the CMA CGM Marlin, completed their dry-docks in the second quarter of 2012, resulting in an aggregate of 44 off-hire days and expenses amounting to approximately $2.1 million. The OOCL Hong Kong is expected to be dry-docked at the end of the first quarter of 2013, and we anticipate this dry-dock will result in approximately 18 off-hire days, and expenses amounting to approximately $0.7 million.

For more information on the dry-docking schedule of our vessels, please see “Item 4. Information on the Company—B. Business overview—Environmental and Other Regulations—Inspection by Classification Societies.”

Fees paid under our Management Agreements

We have entered into long-term management agreements for each of the vessels in our fleet, pursuant to which Allseas is responsible for all of the commercial and technical management functions of our fleet. The terms of the management agreements we entered into with Allseas are substantially similar to the terms of the management agreements pursuant to which the Box Trader and the Box Voyager were operated while owned by Paragon Shipping. Under the management agreements, Allseas is entitled to a technical management fee of €634.88 per vessel, per day (or $827 per vessel, per day using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, and (iii) a superintendent fee of €500 per day (or $651 per day using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date. Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Depreciation

We depreciate our vessels over their estimated useful lives determined to be approximately 30 years from the date of their initial delivery from the shipyard. Depreciation is computed using the straight-line method, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

General and Administrative Expenses

Our general and administrative expenses include fees payable under our administrative, accounting and executive services agreements with Allseas, discussed below, directors' fees, office rent, travel, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

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

In addition, on April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. Allseas is entitled to an executive services fee for the provision of services under the agreement, which amounted to $1.8 million per annum in 2011 and 2012 and increased to $2.2 million per annum as of January 1, 2013. Allseas is entitled also to incentive compensation, at the discretion of our board of directors.

On September 12, 2012, we entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas is entitled to annual fees of €250,000 (or $325,575 using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg) for the provision of financial and accounting services and $30,000 per vessel for the provision of financial reporting services.

Furthermore, our general and administrative expenses include share-based compensation. For more information on the restricted shares of our common stock issued as incentive compensation under our 2011 Equity Incentive Plan, please see “Item 6. Directors, Senior Management and Employees—B. Compensation”.

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

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels from unaffiliated sellers. Accordingly, we will not obtain the historical operating data for the vessels we acquire from unaffiliated sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

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

Although we acquired all the vessels in the fleet with time charters attached, generally vessels are acquired free of charter, and we may, in the future, acquire vessels in this manner. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels would affect our business and results of operations.

As currently proposed, our business will be comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels will require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The principal factors that will affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating and general and administrative expenses;

•	depreciation expenses and vessels' impairment charges;

•	financing costs;

•	capital expenditures; and

•	fluctuations in foreign exchange rates.

Please see “Item 3. Key Information—D. Risk Factors” for additional factors that may affect our business.

Our Fleet—Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “—Critical Accounting Policies—Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2012 and 2011, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2012 and 2011. However, we are not holding our vessels for sale.

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

			Carrying Value (in millions of U.S. Dollars)
Vessel	TEU	Year Built	December 31, 2012	December 31, 2011
Box Trader*	3,426	2010	$44.9		$46.5
Box Voyager*	3,426	2010	$44.9		$46.5
CMA CGM Kingfish*	5,095	2007	$46.7		$48.5
CMA CGM Marlin*	5,095	2007	$45.6		$47.3
Maersk Diadema*	4,546	2006	$53.5		$55.6
Maule*	6,589	2010	$69.1		$71.5
MSC Emma*	5,060	2004	$48.7		$50.8
OOCL Hong Kong*	5,344	1995	$23.7	$
OOCL China*	5,344	1996	$24.0	$
Total Fleet Capacity (TEU)	43,925

*
Indicates vessels for which we believe, as of December 31, 2012 and 2011, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels, of approximately $401.1 million and $366.7 million, exceeds their aggregate basic charter-free market value of approximately $309.7 million and $317.6 million, by approximately $91.4 million and $49.1 million, at December 31, 2012 and 2011, respectively.

As of the date of this annual report, all nine vessels in our fleet were employed under fixed rate time charters with an average remaining term of 21 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the durations of the charters), with expirations ranging from one month to 38 months. We believe that if we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. Fair value is determined by reference to market data. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate, supported by third party estimates, of charter party agreements with similar characteristics as the time charter assumed for equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue. Such amortization and accretion for the intangible asset and liability amounted to $1.9 million and $0.8 million, for the year ended December 31, 2011, respectively, and $5.0 million and $1.4 million, for the year ended December 31, 2012, respectively.

Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures, made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our containerships on a straight-line basis over their estimated useful lives, expected to be approximately 30 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. Based on the current market and the types of vessels we plan to purchase, the residual values of our vessels are based upon a value of $150 per lightweight ton. An increase in the useful life of a containership or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

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

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event our estimate of the market value of a vessel, as determined in the section above, is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel's carrying value.

The undiscounted projected net operating cash flows for each vessel incorporate various factors, such as estimated future charter rates, utilization rates, estimated scrap values, expected outflows for vessels' dry-docking expenses, vessel operating expenses, assuming an average annual inflation rate of 2% and management fees. The Company determines the charter rates to be used in its impairment analysis, based on the contracted charter rate for the period of the contract and for the period a vessel is not under a charter contract, the prevailing market charter rates for the first two years and historical average rates from year three and for the remainder of the useful life of the vessel. In respect of the estimated future rates of our 3,500 TEU and 4,400 TEU vessels, which do not have charters in place for the full first two years, we used the prevailing one year time charter market rates, as of December 31, 2012, of $6,500 per day and $8,500 per day, respectively. For the larger vessels in our fleet, the daily time charter equivalent rate was determined on a pro rata basis, based on TEU capacity, using the computations for 4,400 TEU vessels, as these are the largest vessels for which there is market-available information. The historical rates used for year three onwards was determined by reviewing the standard deviation of the ten year historical average of one year time charter rates to exclude the highest and lowest rates during the most recent ten year historical period for similar-sized vessels, and comparing it to the simple ten year historical average to determine which method is more conservative. As of December 31, 2012, the simple ten year historical average was lower than the standard deviation of the ten year historical average so we used this rate, which was $22,426 per day for 3,500 TEU vessels and $26,943 for 4,400 TEU vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2012, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances on time charter rates from the Company's base scenario of up to approximately 24% depending on the vessel, indicated no impairment on any of our vessels. Based on this variable testing, our break even levels for impairment are approximately; $17,000 per day for 3,500 TEU vessels, $19,300 per day for our 4,400 TEU vessel, $18,550 per day for our 5,100 TEU vessels, $13,650 per day for our 5,300 TEU vessels and $17,000 per day for our 6,500 TEU vessel.

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

Results of Operations

Fleet Data and Average Daily Results

	BOX SHIPS INC.		ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
FLEET DATA	2011	2012	June 15, 2010 (1) to December 31, 2010	January 1, 2011 to April 28, 2011 (2)
Average number of vessels (3)	5.92	8.01	1.47	2.00
Operating days for the fleet (4)	1,551	2,734	293	236
Number of vessels at end of period	7	9	2	2
Calendar days for the fleet (5)	1,551	2,932	293	236
Fleet utilization (6)	100%	93%	100%	100%
AVERAGE DAILY RESULTS
Vessel operating expenses (7)	$5,427	$5,555	$5,370	$4,535
Management fees (8)	$871	$808	$1,035	$868
General and administrative expenses (9)	$1,612	$2,019	—	—

(1)	Date of incorporation of Ardelia Navigation Ltd., which was the earliest of the Owning Companies.
(2)	The last date the Box Voyager and the Box Trader were owned by Ardelia and Eridanus, respectively.
(3)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(4)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(5)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(6)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing operating days by fleet calendar days for the relevant period.
(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and amortization of other intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Results of Operations—Box Ships Inc.

Year ended December 31, 2012 compared to year ended December 31, 2011

During the year ended December 31, 2012 and 2011, we operated an average of 8.01 and 5.92 vessels, respectively. In June 2012, we took delivery of the OOCL Hong Kong, a 1995-built, 5,344 TEU containership, and in July 2012, we took delivery of the OOCL China, a 1996-built, 5,344 TEU containership, which include three-year charters to OOCL that commenced upon their delivery to us at a gross daily charter rate of $26,800 per vessel and manning agreements for the three-year period below market rates. The results of the operations of the Company for the year ended December 31, 2011 include the period from January 1, 2011, to the closing of our Initial Public Offering, on April 19, 2011, during which time the Company remained substantially inactive. Following the closing of our Initial Public Offering, we accepted delivery of the Box Trader, the Box Voyager, the CMA CGM Kingfish, the CMA CGM Marlin, the Maersk Diadema and the Maule, referred to herein as our Initial Fleet, between the period from April 29, 2011 to May 31, 2011 and took delivery of our seventh vessel, the MSC Emma, on August 3, 2011.

Net Revenues

Net revenues represent charter hire earned, net of commissions. Net revenues increased by 72%, to $65.9 million for the year ended December 31, 2012, from $38.3 million during the year ended December 31, 2011, due to the increased fleet size to an average of 8.01 vessels from an average of 5.92 vessels in 2011 and vessel operating days, which increased to 2,734 in 2012 from 1,551 in 2011. This increase in revenues was partially offset by the idle days of Box Voyager and Box Trader in 2012, after their redelivery from CSAV Valparaiso and the lower corresponding re-charter rates those vessels earned during the remainder of the year. During 2012, we had 152 idle days and two off-hire days related to unscheduled maintenance, along with 44 scheduled off-hire days due to the dry-docking of two vessels, for a total of 198 off-hire days. Currently, all vessels in our fleet are employed under fixed-rate time charters having an average weighted remaining charter duration of 21 months (weighted by aggregate contracted charter hire and assuming no exercise of any options to extend the durations of the charters). Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for 2012 and 2011 by $3.6 million and $1.1 million, respectively. The commissions paid under the charter agreements range from 1.25% to 5.0% and include the 1.25% commission payable to Allseas.

Voyage Expenses

Voyage expenses for 2012 and 2011 amounted to $2.5 million and $0.5 million, respectively. Voyage expenses mainly include war risk insurances costs, bunkers consumed by our vessels travelling to and from their dry-docks and bunkers consumed during the period the vessels remain unemployed. The bunkers consumed during 2012 amounted to $0.9 million, which was primarily due to the redelivery of the Box Trader and Box Voyager, from their time charters and the bunkers consumed while those vessels remained idle between employment, along with the bunkers used to transport the CMA CGM Marlin and the CMA CGM Kingfish to and from their respective dry-docks. War risk insurance costs increased to $1.3 million in 2012, from $0.4 million in 2011, due to the increased number of vessels and corresponding vessel operating days, period over period.

Vessels Operating Expenses

During 2012, vessels operating expenses amounted to $16.3 million compared to $8.4 million during 2011, due to the increased average number of vessels and the increased calendar days, but on average our vessels operating expenses were $5,555 and $5,427, per vessel, per day, respectively, which is in line period over period. Vessels operating expenses are influenced by the age and size of the vessels, the condition of the vessels and other factors, as discussed above.

Dry-docking expenses

During 2012, two of our vessels, the CMA CGM Kingfish and the CMA CGM Marlin underwent their scheduled dry-dockings, which resulted in an aggregate of 44 off-hire days and expenses amounting to $2.1 million, in aggregate. There were no dry-docks during 2011.

Management Fees charged by a related party

Management fees charged by Allseas for 2012 and 2011 were $2.4 million and $1.4 million, respectively, or $808 per vessel per day and $871 per vessel per day, respectively, and represent fees in accordance with our management agreements entered into with Allseas for the provision of management and technical services as described above. The increase in management fees was due primarily to the increased average number of vessels and increased calendar days period over period, but was partly offset by the decrease in the U.S. Dollar/Euro exchange rate year over year. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the year, and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for 2012 and 2011 was $15.0 million and $8.1 million, respectively, due to the increased number of vessels which resulted in increased calendar days, period over period.

General and Administrative Expenses

General and administrative expenses for 2012 and 2011 were $5.9 million and $2.5 million, or $2,019 and $1,612 per day, respectively. The increase in general and administrative expenses is due primarily to increased professional services costs, financial reporting fees, increased executive services expenses and increased share-based compensation expenses. During 2012 and 2011, expenses related to the provision of our executive services by our Manager and incentive compensation amounted to $2.6 million and $1.4 million, respectively, and share-based compensation amounted to $1.2 million and $0.3 million, respectively.

Interest and Finance Costs

Interest and finance costs for 2012 and 2011 amounted to $8.5 million and $4.6 million, respectively, out of which $7.0 million and $3.6 million, respectively, related to the interest incurred on the loans for the vessels and related swap agreements, $0.7 million and $0.5 million, respectively, related to interest incurred on the loan from a related party, and $0.8 million and $0.5 million, respectively, related to the amortization of financing costs and other financial expenses. The increase in interest and finance costs is due to the increase in our average borrowings outstanding period over period and due to the increased number of days our loans were outstanding year over year, as we had no debt until we took delivery of our Initial Fleet during the second quarter of 2011. The average indebtedness during 2012 and 2011 was $226.5 million and $218.6 million, respectively, and the outstanding balance as of December 31, 2012 and 2011, was $216.3 million and $211.2 million, respectively.

For the year ended December 31, 2011

The results of the operations of the Company for the year ended December 31, 2011 include the period from January 1, 2011, to the closing of our Initial Public Offering, during which time the Company remained substantially inactive. Following the closing of our Initial Public Offering, we accepted delivery of our Initial Fleet, between the period from April 29, 2011 to May 31, 2011 and took delivery of our seventh vessel, the MSC Emma, on August 3, 2011. These results include the operations of our fleet, comprising seven vessels, from their dates of delivery until December 31, 2011. Upon the delivery of each vessel, the vessels were immediately employed under their respective charter party agreements.

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

Depreciation

Depreciation for our fleet was approximately $8.1 million for the period we owned the vessels during the year. The depreciation for a full year for our then existing seven vessels fleet is expected to amount to $13.4 million, assuming all other variables are held constant.

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

B.        Liquidity and Capital Resources

Our business is capital intensive, and its future success depends on our ability to maintain a high-quality fleet through the acquisition of newer containerships. These acquisitions will be principally subject to our expectation of future market conditions as well as our ability to acquire containerships on favorable terms. As of December 31, 2012 and 2011, we had cash and cash equivalents of $7.1 million and $7.1 million, respectively, and current and non-current restricted cash of $10.0 million and $10.0 million, respectively.

Our primary sources of capital during the year ended December 31, 2012 were the net proceeds from the Private Offering in June 2012, which amounted to $38.4 million, the net proceeds from the public offering of 4,285,715 common shares in July 2012, which amounted to $28.0 million, after the deduction of underwriting discounts and commissions and expenses payable by us, together with drawings under our loan agreement with ABN AMRO, described below, amounting to $24.7 million, net of financing costs. As of December 31, 2012, we had total outstanding indebtedness of $216.3 million, of which $36.7 million is scheduled to be repaid within 2013. As of December 31, 2011, we had total outstanding indebtedness of $211.2 million, of which $18.7 million was paid in 2012. Currently, we have no borrowing capacity. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months, however our loan with Paragon Shipping matures in April 2013, and we are looking at several alternatives, including raising capital, to either repay or extend this facility. In the event we acquire any additional vessels, we will rely on additional equity and debt financing alternatives.

Our dividend policy also impacts our future liquidity position. Our policy is to pay quarterly dividends to holders of our common stock in February, May, August, and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt, maintain reserves for dry-docking, surveys and other purposes as our board of directors may from time to time determine and fund dividend payments to holders of our Series B-1 Preferred Shares, which rank prior to our common stock with respect to, among other things, dividends. In determining the amount of cash available for distribution after payment of cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our existing loan agreements and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, amounts necessary to fund dividend payments to holders of our Series B-1 Preferred Shares and dry-docking costs, repairs, claims and other liabilities and obligations. To the extent we do not have sufficient cash balances or are unable to obtain external financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs to grow. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest a larger portion of their cash for acquisitions. Our dividend policy may be changed at any time by our board of directors.

On February 19, 2013, our board of directors declared a dividend of $0.22 per share, amounting to an aggregate of $4.6 million, with respect to the fourth quarter of 2012, payable on or about March 28, 2013 to shareholders of record at the close of business on March 21, 2013. In addition, in February 2013, we also announced that, consistent with our dividend policy, we anticipate paying a dividend of $0.12 per share with respect to the first quarter of 2013, assuming (i) the dry-docking of one of our vessels at the end of the first quarter of 2013 for the anticipated period of time and resulting off-hire days and expense; (ii) the continued performance of our current time charters and no unexpected off-hire periods; (iii) that we do not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established from time to time by our board of directors, (iv) the continued compliance with our loan agreements and (v) no material changes in vessel operating or financing expenses. The declaration and payment of any dividend on our common shares will be determined at the sole discretion of our board of directors. We cannot assure you that we will pay dividends in the amounts stated above or at all, and our ability to pay dividends will be subject to the rights of holders of our Series B-1 Preferred Shares, which accrue dividends cumulatively at a rate of 9.75% per annum per $30.0 stated liquidation preference per Series B-1 Preferred Share and are payable on January 1, April 1, July 1 and October 1 of each year, the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our board of directors. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Cash Flows

Net Cash from Operating Activities during the year ended December 31, 2012 increased by $10.6 million to $32.5 million, compared to $21.9 million for the year ended December 31, 2011. In 2012, our vessels generated positive cash flows from revenues, net of commissions, of $69.4 million, while we paid $36.9 million for expenses, of which $7.2 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping. This increase was primarily attributable to the increased revenues related to the increase in our average fleet size and increased vessel operating days, which was partially offset by the increased outflows due to the increased vessels operating expenses and general and administrative expenses, as a result of the increased average fleet size and fleet calendar days and the longer period the Company was operating as a listed company, which resulted in increased costs related to SOX compliance, financial reporting fees and increased executive services fees. In 2011, our vessels generated positive cash flows from revenues, net of commissions of $39.9 million, while we paid $18.0 million for expenses, of which $3.3 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping.

Net Cash used in Investing Activities during the year ended December 31, 2012 was $62.4 million, relating to the acquisition of OOCL Hong Kong and OOCL China, including attached time charters and manning agreements. Net Cash used in Investing Activities during the year ended December 31, 2011 was $338.8 million, comprised of $328.8 million relating to the acquisition of our seven vessels, including attached time charters and other fixed assets, and $10.0 million relating to the increase in our restricted cash to be maintained for minimum liquidity requirements under our loan agreements.

Net cash from Financing Activities during the year ended December 31, 2012, was $29.9 million. The proceeds from the issuance and sale to Neige International in the Private Offering of 1,333,333 units, each unit consisting of one Series B Preferred Share and one warrant to purchase one of our common shares, which amounted to $38.4 million in aggregate, net of related costs of $0.1 million, together with the drawdown of $24.7 million under a secured loan agreement, net of financing fees of $0.3 million, were used to finance the acquisition of the OOCL Hong Kong and the OOCL China. On July 18, 2012, we completed the public offering and issuance of 4,285,715 of our common shares, resulting in net proceeds of $28.0 million, net of underwriting discounts, commissions and other offering costs of $2.0 million in the aggregate. We used a portion of the net proceeds of the public offering to redeem 692,641 of the Series B Preferred Shares issued to Neige International in the Private Offering at a price equal to the liquidation preference of $30.00 per share, or $20.8 million in the aggregate. During the year ended December 31, 2012, we repaid $19.9 million of our debt and paid dividends to our preferred and common shareholders of $0.8 million and $19.8 million, in the aggregate, respectively.

Net Cash from Financing Activities during the year ended December 31, 2011 was $324.1 million. The proceeds from our Initial Public Offering of approximately $123.2 million, after deducting underwriting discounts and commissions and payment of other offering costs of $0.5 million, together with the drawdown of approximately $234.25 million under our secured and unsecured loan agreements, after deducting financing fees of approximately $2.6 million, were used to partially finance the acquisition of our seven vessels in our fleet. During the year ended December 31, 2011, we repaid $23.0 million of our debt and paid dividends of $7.2 million in the aggregate.

Capital Expenditures

During the year ended December 31, 2012, we acquired two vessels in our fleet, the OOCL Hong Kong and the OOCL China. For more information on the financing of these acquisitions, see “Item 4. Information on the Company—A. History and Development of the Company—Business Development and Capital Expenditures.”

Our future capital expenditures relate to the costs associated with the dry-dock of the OOCL Hong Kong, scheduled to take place at the end of the first quarter of 2013. We anticipate this dry-dock will result in approximately 18 off-hire days and expenses amounting to approximately $0.7 million. We intend to finance this dry-dock using available cash balances.

Loan Agreements

$100.0 million senior secured loan agreement with ABN AMRO

On May 6, 2011, we entered into a senior secured loan agreement for a loan of up to $100.0 million, with ABN AMRO, to partially refinance the acquisition of the Box Voyager and Box Trader and to partially finance the acquisition of Maule, referred to herein collectively as the Security Vessels, which we drew in full in May 2011. Under the terms of the loan agreement, the joint and several borrowers are Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., the vessel-owning subsidiaries that own the Security Vessels, and we are the corporate guarantor. On August 9, 2012, we entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% of the total amount of the loan of $100.0 million to HSH Nordbank AG and 32% of the total amount of the loan of $100.0 million to ITF International Transport Finance Suisse AG.

The loan is repayable in 24 quarterly installments of $1.925 million, which commenced in August 2011, plus a balloon payment of $53.80 million, payable together with the final installment, in May 2017. Borrowings under the loan agreement bear interest at London Inter-Bank Offered Rate, or LIBOR, plus 3.00% per annum.

The loan is secured by, among other things (i) first priority cross-collateralized mortgages over the Security Vessels; (ii) first priority assignments of the earnings of the Security Vessels, as well as operating and retention accounts held with the lenders, where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due; (iii) first priority assignments of the insurances of the Security Vessels; (iv) specific assignments of all present and future charter parties, consecutive voyage charters, or contracts of affreightment of the Security Vessels in excess of 12 months duration, including the current time charter with CSAV Valparaiso, for each of the Security Vessels; (v) first priority pledges over the shares of the borrowers; (vi) an unconditional and irrevocable corporate guarantee from us; and (vii) an undertaking from our Manager.

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

In addition, the loan agreement also requires us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control; prohibitions on changes in the Manager of the Security Vessels; restrictions on asset acquisitions and disposals by the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a six-month cure period; and other customary covenants. In addition, we must maintain average outstanding time charter duration on our fleet of no less than one year. The loan agreement also contains customary events of default, including cross-defaults, material change of the borrower or us and termination of the charters unless replaced with charters acceptable to the lender. In addition, if any of our charters with CSAV Valparaiso for the Security Vessels is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under the loan agreement if the charter were not replaced within 60 days by another charter and with a charterer approved by the lender.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 15 days' prior written notice to the lender, in minimum amounts of $1.925 million or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

We were obligated to pay quarterly in arrears a 1.00% per annum commitment fee on the undrawn portion of the loan, and an agency fee of $25,000 per annum in the event the loan agreement is syndicated. We had outstanding borrowings under this loan agreement of $88.4 million and $96.1 million as of December 31, 2012 and 2011, respectively.

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

The loan is repayable in 24 quarterly installments of $750,000, which commenced in August 2011, plus a balloon payment of $12.0 million, payable together with the final installment in May 2017. It bears interest at LIBOR plus 2.80% per annum, subject to the asset cover ratio being equal to at least 130% of the outstanding loan principal and so long as the Maersk Diadema is under a time charter approved by the lenders; otherwise it will bear interest at LIBOR plus 3.00% per annum. At any time the asset cover ratio is lower than 130%, the loan will bear interest at LIBOR plus 4.5% per annum and if the security cover is less than 120%, it will constitute an event of default if not cured as set forth under the loan agreement.

The loan is secured by, among other things (i) a first priority mortgage on the Maersk Diadema; (ii) an assignment of income and insurances; (iii) a corporate guarantee from us; (iv) a pledge over the earnings account of the Maersk Diadema; (v) a retention account, where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due; (vi) the specific assignment of any time charter employment of the Maersk Diadema exceeding 12 months; and (vii) the undertaking of our Manager.

Under the corporate guarantee of the loan agreement, we are required to maintain (i) a ratio of total debt to EBITDA, as defined in the loan agreement, of no more than 5:1; (ii) a ratio of total liabilities to market value adjusted total assets of not greater than 0.65:1; and (iii) minimum cash of the higher of $750,000 per vessel owned or $10.0 million.

In addition, the loan agreement and corporate guarantee also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the Manager of the Maersk Diadema; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership, directly or indirectly, of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a one-month cure period; the requirement to maintain a minimum security cover of 120% on a charter-exclusive basis; prohibitions on subsequent period charters for the Maersk Diadema of longer than 12 months or bareboat charters without the prior written consent of the lender; and other customary covenants. The loan agreement also contains customary events of default, including cross-defaults, material change to the borrower and to us and termination or early termination of the charter approved by the lenders. In addition, if our charter with Maersk for the Maersk Diadema is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under the loan agreement.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 10 days' prior written notice to the lender, in minimum amounts of $750,000 or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

We were obligated to pay quarterly in arrears a 1.25% per annum commitment fee on the undrawn portion of the loan agreement. We had outstanding borrowings under this loan agreement of $25.5 million and $28.5 million as of December 31, 2012 and 2011, respectively.

Loan agreement of up to $30.0 million with Paragon Shipping

On May 27, 2011, we entered into an unsecured, non-amortizing loan agreement with Paragon Shipping relating to a loan of up to $30.0 million, which we drew in full in May 2011 to partially fund the acquisition of the CMA CGM Marlin.

The loan is repayable in full by April 2013. Borrowings under this loan agreement bear interest at LIBOR plus 4.0% per annum. The loan agreement provides for events of default, including bankruptcy or insolvency, failure to pay amounts due when required under the loan agreement, a change in the chief executive officer of the Company without the prior written consent of Paragon Shipping, and a change of control, merger or acquisition with respect to the Company. We may voluntarily prepay amounts outstanding under this loan agreement, in part or in whole, without penalty, at any time during the life of the loan. In February 2013, November 2012 and August 2011, we prepaid $1.0 million, $1.0 million and $15.0 million of the outstanding amount of this loan, respectively. We had outstanding borrowings under this loan agreement of $14.0 million and $15.0 million, as of December 31, 2012 and 2011, respectively.

Two $22.0 million secured loan agreements with Credit Suisse

On July 12, 2011 and July 18, 2011, we entered into two secured loan agreements with Credit Suisse relating to loans of up to $22.0 million each to partially refinance the cash consideration paid for the CMA CGM Marlin and the CMA CGM Kingfish, which we drew in full in August 2011.

The loans are each repayable in 24 quarterly installments of $475,000, which commenced in August 2011, plus a balloon payment of $10.6 million, payable together with the final installment in May 2017. The loans bear interest at LIBOR plus 3.00% per annum.

The loans are secured by, among other things, (i) a first priority mortgage on the CMA CGM Kingfish and the CMA CGM Marlin; (ii) an assignment of income and insurances; (iii) a pledge over the earnings accounts of the CMA CGM Kingfish and the CMA CGM Marlin; (iv) a retention account where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due; (v) the specific assignment of any time charter employment; (vi) a guarantee of the respective vessel-owning subsidiary; and (vii) the undertaking of our Manager.

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

In addition, the loan agreements also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the Manager of the CMA CGM Kingfish and the CMA CGM Marlin; limitations on changes in our management; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a three-month cure period; the requirement to maintain a minimum security cover of 130% on a charter-exclusive basis; and other customary covenants. The loan agreements also contain customary events of default, including cross-defaults and material change to the borrower and to us.

The loan agreements contains voluntary prepayment clauses, whereby we may prepay the loans in whole or in part, without penalty on any interest payment date, subject to 15 days' prior written notice to the lender, in minimum amounts of $475,000 or integral multiples thereof. Prepayments will be applied pro rata to reduce the then outstanding repayment installments and the balloon installment.

We were obligated to pay quarterly in arrears a 0.75% per annum commitment fee on the undrawn portion of the loan agreements. We had outstanding borrowings under the loan agreements of $19.15 million per loan and $21.05 million per loan as of December 31, 2012 and 2011, respectively.

$30.3 million secured loan agreement with Commerzbank

On July 29, 2011, we entered into a secured loan agreement with Commerzbank relating to a loan of up to $30.3 million to partially fund the acquisition of the MSC Emma, which we drew in full in August 2011.

The loan is repayable in 28 quarterly installments of $800,000, which commenced in November 2011, plus a balloon payment of $7.85 million, payable together with the final installment in August 2018. The loan bears interest at LIBOR plus 2.35% per annum while the balance of the loan is less than 60% of value of the collateral securing the loan and LIBOR plus 2.65%, while the balance of the loan is greater than 60% of the value of the collateral securing the loan.

The loan is secured by, among other things, (i) a first priority mortgage on the MSC Emma; (ii) an assignment of income and insurances; (iii) a pledge over the earnings account of the MSC Emma; (iv) a retention account where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due; (v) the specific assignment of any time charter employment of the MSC Emma; (vi) a guarantee of the vessel-owning subsidiary; (vii) a pledge of shares of the vessel-owning subsidiary; and (viii) the undertaking of our Manager.

The loan agreement contains financial covenants requiring us to maintain (i) minimum cash of the greater of $750,000 per vessel owned or $10.0 million; (ii) a ratio of EBITDA, as defined in the loan agreement, to interest expense of at least 2.5:1; (iii) total liabilities divided by market value adjusted total assets of less than 65%; (iv) a net worth of at least $150.0 million; (v) a ratio of total liabilities to EBITDA of no more than 5:1.

In addition, the loan agreement also requires us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default, if an event of default would occur as a result of the payment of the dividend or if we are required to make a prepayment or provide additional security under the loan agreement; prohibitions of changes in the Manager of the MSC Emma; the requirement of Mr. Bodouroglou and/or any of his parents, children, siblings and wife to maintain, directly or indirectly, a minimum ownership of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a six-month cure period; the requirement to maintain a minimum security cover of 133% on a charter-exclusive basis; the requirement that the retention account maintain at least $750,000; and other customary covenants. The loan agreement also contains customary events of default, including cross-defaults and material change to the borrower and to us.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 10 banking days' prior notice to the lender, in minimum amounts of $800,000 or integral multiples thereof. Prepayments will be applied pro rata to reduce the balloon installment and the remaining repayment installments.

We were obligated to pay quarterly in arrears a 0.75% per annum commitment fee on the undrawn portion of the loan agreement. We had outstanding borrowings under this loan agreement of $26.25 million and $29.45 million as of December 31, 2012 and 2011, respectively.

As of December 31, 2011, we were not in compliance with the net worth covenant contained in this loan agreement, which requires us to maintain a minimum net worth of $150.0 million. This breach was cured as the loan agreement was amended, in March 2012. The amended loan agreement requires that our net worth be above $130.0 million in the fourth quarter of 2011, above $125.0 million in the first quarter of 2012, above $130.0 million in the second through fourth quarters of 2012 and be restored to at least $150.0 million with effect from January 1, 2013. See “Item 3. Key Information—D. Risk factors—Company Specific Risk Factors— In the past we have not been, and in the future we may not be, in compliance with certain of the financial covenants contained in our loan agreements.”

$25.0 Million Loan Agreement with ABN AMRO

On June 27, 2012, we entered into a loan agreement with ABN AMRO relating to a loan of up to $25.0 million to partially finance the acquisition of the OOCL Hong Kong and the OOCL China, delivered to us on June 25, 2012 and July 5, 2012, respectively. The borrowers under the loan agreement are Triton Shipping Limited and Rosetta Navigation Corp. Limited, the vessel-owning subsidiaries that own the OOCL Hong Kong and the OOCL China, respectively, and Box Ships Inc. is the corporate guarantor. The loan agreement has been drawn in full in two tranches and each tranche is repayable in 12 equal, quarterly installments of $625,000, which commenced in October 2012, plus a balloon payment of $5,000,000 payable together with the final installment in July 2015. Borrowings under the loan agreement bear interest at LIBOR plus 3.75% per annum. We paid an arrangement fee of 1.25% of the maximum loan amount upon signing the definitive documentation for this facility.

The loan is secured by, among other things (i) first priority cross-collateralized mortgages over the OOCL Hong Kong and the OOCL China; (ii) first priority assignments of the earnings of the OOCL Hong Kong and the OOCL China, as well as operating and retention accounts held with the agent, where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due; (iii) first priority assignments of the insurances of the OOCL Hong Kong and the OOCL China; (iv) specific assignment of all present and future charter parties; (v) first priority pledges over the shares of Triton Shipping Limited and Rosetta Navigation Corp. Limited; (vi) an unconditional and irrevocable corporate guarantee from Box Ships Inc.; and (vii) an undertaking from Allseas.

The loan agreement contains certain financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we are also required to comply with certain financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market adjusted net worth of $150.0 million; (iii) minimum free liquidity of $750,000 per vessel but no less than $8.0 million in the aggregate; and (iv) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1.

In addition, the loan agreement and related corporate guarantee also require the borrowers and us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control of the borrowers and us; prohibitions on changes in the manager of the OOCL Hong Kong and the OOCL China; restrictions on asset acquisitions and disposals of the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness with respect to the borrowers; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the Company’s outstanding share capital, including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a six-month cure period; and other customary covenants. In addition, we must maintain an average outstanding time charter duration on our fleet of no less than one year. The loan agreement also contains customary events of default, including cross-defaults, material adverse change of the borrowers or us and termination of the charters unless replaced with charters acceptable to the lender.

We had outstanding borrowings under this loan agreement of $23.75 million as of December 31, 2012.

As of December 31, 2012, we were in compliance with all of the covenants contained in the loan agreements described above.

Interest Rate Swaps

We have entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements, discussed above. For more information on our interest rate swap agreements, refer to Note 8 to our financial statements included at the end of this annual report.

C.        Research and Development, Patents and Licenses

None.

D.        Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand.

Containership charter rates peaked in 2005 and generally remained strong until the middle of 2008, when the effects of the recent economic crisis began to affect global trade, and reached near historically low levels in 2009. The recovery in China and India influenced positively charter rates in 2010 and the first half of 2011, which experienced a moderate recovery during those periods; however, charter rates declined from the second half of 2011 and in early 2013 remain below their long term historical averages due to the combination of increasing containership capacity (both current and expected) and decreasing demand. Global financial conditions remain volatile and demand for containership services may continue to decrease in the future. As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

Please see “Item 3. Key Information—D. Risk Factors” for a discussion of the material risks inherent in our business. See also “Item 4. Information on the Company—B. Business overview—The Container Shipping Industry” for a discussion of the container shipping industry.

E.        Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.        Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

Contractual Obligations (amounts in thousands of U.S Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$216,250	$36,700	$54,150	$115,150	$10,250
Interest payments (1)	$23,540	$6,962	$10,851	$5,556	$171
Fees and Commissions to our Manager (2)	$11,743	$3,642	$6,306	$1,795	$-
Executive services (3)	$5,915	$1,800	$3,600	$515	$-
Accounting services (4)	$400	$400	$-	$-	$-
Total	$257,848	$49,504	$74,907	$123,016	$10,421

(1)	Interest Payments refer to our expected interest payments of our loan agreements based on an assumed LIBOR rate of 0.306%, being the 3 month LIBOR rate as of December 31, 2012.

(2)
Management fees are based on €634.88 per vessel, per day (or $838 per vessel, per day using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg) and includes the 1.25% charter hire commission for the vessels in our fleet under their time charters, as of December 31, 2012, based on the estimated redelivery dates assuming no off-hire days. Third party commissions on revenues are not included in the table above.

(3)
Executive Services relate to the executive services fee of $1.8 million per annum in connection with the provision of services under the executive services agreement with Allseas and do not include any incentive compensation. The increase in the executive services fee to $2.2 million per annum, with effect from January 1, 2013, is not reflected in the table above.

(4)
Accounting Services relate to the financial and accounting services fee of €250,000 per annum (or $329,850 using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg) and the financial reporting fee of $30,000 per vessel per annum, in connection with the provision of services under the accounting services agreement.

G.         Safe Harbor

See the section entitled “Forward-looking Statements” at the beginning of this annual report.

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

Name	Age	Position
Michael Bodouroglou	58	Chairman, President, Chief Executive Officer and Class C Director
Robert Perri	40	Chief Financial Officer
Achilleas Stergiou	63	Class A Director
Dimitar Todorov	57	Class B Director
A. Joel Walton	51	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, age 58, has served as a director of the Company and our President and Chief Executive Officer since our inception in May 2010 and has served as our Chairman and Class C director since April 2011. Mr. Bodouroglou also serves as Chairman, President and Chief Executive Officer of Paragon Shipping. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. In 2007, Mr. Bodouroglou was appointed as a member of the Hellas Committee of the classification society GL (Germanischer Lloyd) and RINA (Registro Italiano Navale), who focus on continuously improving safety at sea.

Robert Perri, age 40, has served as our Chief Financial Officer since April 2011 and also serves as the Chief Financial Officer of Paragon Shipping. From 2007 to 2010, Mr. Perri served as the vice president of finance at Atlas Maritime Ltd. Prior to that, Mr. Perri was a senior global equities analyst at Zacks Investment Research from 2004 to 2007. From 2001 to 2003, Mr. Perri was an independent consultant helping entrepreneurs structure their businesses, and from 2000 to 2001, an equity research associate at First Albany Corp. From 1996 to 1998, Mr. Perri held various equity research positions at Prudential Securities and from 1995 to 1996, he was an accountant for Merrill Lynch Asset Management. Mr. Perri received his bachelor of science degree in Accounting and Finance from Drexel University, Philadelphia in 1995 and received his Master's of International Economics and Management with a focus on finance and banking from Bocconi University, Milan in 1999. Mr. Perri is a Chartered Financial Analyst and was the membership chair of the Hellenic CFA Society from 2005 until 2010.

Achilleas Stergiou, age 63, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank's shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the board of directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

Dimitar Todorov, age 57, has served as a Class B non-executive director of the Company since April 2011. Since 2003, Mr. Todorov has been the Executive Director and a member of the board of directors of Odessos Shiprepair Yard S.A., a shiprepair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship's Machines and Equipment. Mr. Todorov has extensive technical experience and competence in the shiprepair business.

A. Joel Walton, age 51, has served as a Class A non-executive director of the Company since April 2011. Since May 2004, Mr. Walton has been the chief executive officer of the Maritime Authority of the Cayman Islands which also owns and operates the Cayman Registry. Prior to May 2004, Mr. Walton served in various posts within the Cayman Islands public sector, including that of Deputy Financial Secretary of the Cayman Islands for 11 years. Mr. Walton has also held appointments on a number of boards and committees in the Cayman public and private sectors, including: chairman of the Maritime Sector Consultative Committee; deputy chairman of the Cayman Islands Monetary Authority; chairman of the Cayman Islands Health Services Authority; chairman of the Company Sector Consultative Committee; deputy chairman of the Cayman Islands Public Service Pensions Board; and deputy chairman of the Cayman Islands Stock Exchange Authority. Mr. Walton has also held other board appointments, including with the Caribbean Utilities Company, Ltd., a Toronto Stock Exchange listed company with the Caribbean Development Bank. Mr. Walton obtained a Bachelor of Administration (Hons) degree with a specialization in finance from Brock University, Canada in 1983 and an MBA with a concentration in finance and strategic planning from the University of Windsor, Ontario in 1988.

B.        Compensation

Our executive officers and directors received compensation during 2012 as set forth below.  Our executive officers and directors and employees of our Manager are eligible to receive awards under the Box Ships Inc. 2011 equity incentive plan, or our 2011 Equity Incentive Plan, described below under “—2011 Equity Incentive Plan.” During 2012, we granted non-vested shares of common stock to our executive officers, directors and certain employees of our Manager, as set forth below. We do not have a retirement plan for our officers or directors.

Executive Compensation

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. Allseas is entitled to an executive services fee for provision of services under the agreement, which amounted to $1.8 million per annum in 2011 and 2012 and increased to $2.2 million per annum as of January 1, 2013. In addition, Allseas is entitled also to incentive compensation, at the discretion of our board of directors.

The aggregate compensation that was charged by Allseas under the executive services agreement in 2012 was approximately $1.8 million, which does not include incentive compensation of approximately $0.8 million awarded to Allseas, at the discretion of our board of directors, in relation to the executive services provided in 2012.

On January 2, 2012, we granted 2,000 shares of our restricted common stock to Mr. Robert Perri, our Chief Financial Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $8.66 per share. All such restricted shares will vest ratably in annual installments over a three-year period commencing on December 31, 2012.

On November 14, 2012, we granted 300,000 shares of our restricted common stock to Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $5.345 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2013.

In addition, on February 4, 2013, we granted 3,000 shares of our restricted common stock to Mr. Robert Perri, our Chief Financial Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $6.11 per share. All such restricted shares will vest ratably in annual installments over a two-year period, commencing on December 31, 2013.

All restricted shares granted to Messrs. Bodouroglou and Perri under our 2011 Equity Incentive Plan will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of Mr. Bodouroglou's or Mr. Perri's service as an executive officer of the Company and an employee of Allseas without cause (as defined under the 2011 Equity Incentive Plan) or if Mr. Bodouroglou's or Mr. Perri's service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If Mr. Bodouroglou or Mr. Perri voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited. We will recognize compensation expense with respect to such restricted shares granted to Mr. Bodouroglou in November 2012 and to Mr. Perri in January 2012 and February 2013 over the period from the grant date to December 31, 2014.

Compensation of Our Non-employee Directors

For the year ended December 31, 2012, each non-employee director was entitled to directors' fees of $45,000 per annum. In addition, each director is reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In addition, on November 14, 2012, we granted 5,000 shares of our restricted common stock to each of our non-executive directors, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $5.345 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2013.

All such restricted shares will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of the non-employee director's service as a director of the Company without cause (as defined under the 2011 Equity Incentive Plan) or if the non-employee director's service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If the non-employee director voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited. We will recognize compensation expense with respect to such restricted shares over the period from the grant date to December 31, 2014.

Compensation of Certain Employees of Our Manager

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

Furthermore, on February 4, 2013, we granted an aggregate of 31,000 shares of our restricted common stock to certain employees of our Manager under our 2011 Equity Incentive Plan, with such restricted shares being valued at $6.11 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2013.

All such restricted shares will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of the employee's service as an employee of our Manager without cause (as defined under the 2011 Equity Incentive Plan) or if the employee's service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If the employee voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited. We will recognize compensation expense with respect to such restricted shares over the period from the grant date to December 31, 2014.

C.        Board Practices

Our board of directors consists of the four directors named above. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class B director, Mr. Dimitar Todorov, expires at our 2013 annual general meeting of shareholders, the term of our Class C director, Mr. Michael Bodouroglou, expires at our 2014 annual general meeting of shareholders and the term of our Class A directors, Messrs. Achilleas Stergiou and A. Joel Walton, expires at our 2015 annual general meeting of shareholders.

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

Our nominating and corporate governance committee consists of Messrs. Todorov, Walton and Stergiou. The nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors, advising the board of directors with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws.

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

For matters presented to it, the conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, taking into account the totality of the relationship between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Our board of directors has the power to override a determination by the committee. However, a determination by directors who were interested in the transaction would be subject to Section 58 of the Marshall Islands Business Corporation Act, which provides that the transaction may be void or voidable unless the material facts of the interested directors' interests are known or disclosed to the board of directors and the board of directors approves the transaction by a vote sufficient for such purpose without counting the vote of the interested directors, or if the vote of the disinterested directors is insufficient, by unanimous vote of the disinterested directors.

We do not maintain service contracts with any of our directors providing for benefits upon termination of employment.

D.        Crewing and Shore Employees

As of December 31, 2012 and 2011, we had one employee, respectively. Allseas provides the services of our executive officers, who report directly to our board of directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2012 and 2011, we had two shoreside executive officers, respectively, Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, and Mr. Robert Perri, our Chief Financial Officer. In addition, Mrs. Maria Stefanou serves as our corporate secretary.

Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships. Allseas subcontracts crewing services relating to our vessels, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, ship-owning companies of OOCL Hong Kong and OOCL China, respectively, mainly to Crewcare, a company beneficially owned by Mr. Bodouroglou. We believe the streamlining of crewing arrangements ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

As of December 31, 2012 and 2011, 159 and 161 people were employed to crew the vessels in our fleet, respectively. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2011.

E.        Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see “Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders.”

2011 Equity Incentive Plan

We adopted our 2011 Equity Incentive Plan, effective upon the closing of our Initial Public Offering, under which our and our affiliates' employees, officers, directors, consultants and service providers are eligible to participate. The plan provides for the award of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock. On February 19, 2013, we amended our 2011 Equity Incentive plan to increase the total number of common shares available for issuance to 2,000,000.

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

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of common stock available for delivery pursuant to awards granted under the plan is 2,000,000 shares, as amended in February 2013. As of the date of this annual report, we had 1,325,000 shares of common stock remaining for issuance under the plan. If any award is forfeited or otherwise terminates or is cancelled without delivery of the shares of common stock, those shares will again be available for grant under the plan. Shares of our common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

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

Term, Termination and Amendment of Plan

Our board of directors, in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Unless the plan is terminated earlier, no award may be granted under the plan following the tenth anniversary of the date of the plan's adoption by our board of directors. Our board of directors also has the right to alter or amend the plan or any part of the plan from time to time, subject to shareholder approval in certain circumstances as provided in the plan. The plan administrator may also modify outstanding awards granted under the plan. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

Options

As of the date of this annual report, we had not granted any options to purchase shares of our common stock.

Non-vested Shares of Common Stock

For more information on our awards of non-vested common stock granted in 2012 under our 2011 Equity Incentive Plan, please see “—Executive Compensation,” “—Compensation of our Non-employee Directors,” and “—Compensation of Certain Employees of our Manager” above and please also refer to Note 11 in the Company's financial statements included at the end of this annual report.

Item 7.                                Major Shareholders and Related Party Transactions

A.        Major Shareholders

The following table sets forth the beneficial ownership of shares of our common stock, as of March 7, 2013, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 7, 2013, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
Michael Bodouroglou(2)	3,721,261	16.7%
Robert Perri	—	*
Achilleas Stergiou	—	*
Dimitar Todorov	—	*
A. Joel Walton	—	*
Executive Officers and Directors as a Group	3,753,261	16.8%

5% Beneficial Owners:
Paragon Shipping Inc.	3,437,500	16.4%
OppenheimerFunds, Inc.(3)	1,367,500	6.5%
Morgan Stanley(4)	958,290	4.6%

*	Less than 1.0% of our outstanding common stock.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Box Ships Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.

(2)
Mr. Bodouroglou may be deemed to beneficially own these shares of our common stock through Neige International, a Marshall Islands corporation controlled by Mr. Bodouroglou. This beneficial ownership includes 1,333,333 common shares issuable upon the exercise of warrants issued to Neige International in June 2012, which have an exercise price of $7.74 per share and may be exercised at any time on or prior to June 30, 2017.  Mr. Bodouroglou also beneficially owns 100% of our outstanding Series B-1 Preferred Shares.

(3)
The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 11, 2013, which reported shared voting and dispositive power over the shares with Oppenheimer Equity Income Fund, Inc. The business addresses of OppenheimerFunds, Inc. and Oppenheimer Equity Income Fund, Inc., as reported on the Schedule 13G filed with the SEC on February 11, 2013, are Two World Financial Center, 225 Liberty Street, New York, New York 10281 and 6803 S. Tucson Way, Centennial Colorado, 80112, respectively.

(4)
The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 14, 2013, which reported shared voting power over 210,657 of the shares with Morgan Stanley Smith Barney LLC. The business addresses of Morgan Stanley and Morgan Stanley Smith Barney LLC, as reported on the Schedule 13G filed with the SEC on February 14, 2013, is 1585 Broadway, New York, NY 10036.

As of March 7, 2013, we had 2 shareholders of record located in the United States, including CEDE & CO., a nominee of The Depository Trust Company, that held an aggregate of 15,060,287 shares of our common stock, representing 72.0% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO., amounting to 15,060,277 shares, or 72.0% of our outstanding shares of common stock as of March 7, 2013, include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.        Related Party Transactions

Novation of Purchase Agreements with Allseas

In June 2012, our Manager novated to us purchase agreements to acquire from an unaffiliated third party one 1995-built, 5,344 TEU containership, the OOCL Hong Kong, and one 1996-built, 5,344 TEU containership, the OOCL China, for an aggregate purchase price of $62.3 million, inclusive of a 1.0% commission payable to our Manager under our management agreement relating to these vessels and which included three-year charters to OOCL that commenced upon the delivery of the vessels to us at a gross daily charter rate of $26,800 per vessel and manning agreements at below market rates for the three-year period. We funded the acquisition of the OOCL Hong Kong and the OOCL China with a portion of the proceeds of the Private Offering, together with borrowings under our secured loan agreements.

Management Agreements with Allseas

We have entered into separate management agreements with Allseas for each of the vessels in our fleet, pursuant to which Allseas is responsible for the commercial and technical management functions of our fleet. Commercial management includes, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.

Under the terms of the management agreements, Allseas has agreed to use its best efforts to provide technical and commercial management services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. Allseas has in house technical management capabilities, which it continues to expand. Allseas remains responsible for any subcontracted services under the management agreements. We have agreed to indemnify Allseas for losses it incurs in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas or its employees or agents. Allseas has agreed to indemnify us for our losses caused by its gross negligence or willful misconduct.

Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless in each case, at least 90 days' advance notice of termination is given by either party.

Under the management agreements, Allseas is entitled to a technical management fee of €634.88 per vessel, per day (or $827 per vessel, per day using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the purchase of Box Trader, the Box Voyager, the CMA CGM Kingfish and the CMA CGM Marlin, which were acquired from companies affiliated with us, and (iii) a superintendent fee of €500 per day (or $651 per day using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

Under the terms of the management agreements, Allseas is entitled to terminate a particular agreement if any moneys payable under the agreement have not been received within 10 days of such payment having been requested by Allseas or if, after receipt of Allseas's objection thereto, we proceed to employ the vessel subject to the agreement in a trade or in a manner that is, in Allseas's opinion, likely to be detrimental to its reputation as a manager or prejudicial to its commercial interest. Under the terms of the management agreements, we are also entitled to terminate a particular agreement if any moneys payable to us under the agreement are not paid or accounted for in full by the Manager or the Manager repeatedly neglects or fails to perform its principal duties to meet its material obligations under the agreement.

In addition, the management agreements may be terminated if (i) we cease to be the owner of the vessel by reason of a sale thereof; (ii) the vessel becomes an actual, constructive, compromised or arranged total loss; (iii) the vessel is requisitioned for title or other compulsory acquisition of the vessel occurs, other than requisition for hire; (iv) the vessel is captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and is not subsequently released; (v) either party ceases to carry on its business or the substantial portion of the business, properties or assets of either party is seized or appropriated; or (vi) an order is made against either party by a competent court or other appropriate authority or a resolution is passed for the bankruptcy, dissolution or winding up of a party or for the appointment of a liquidator, manager, receiver or trustee of a party or all or a substantial part of the party's assets, other than for the purposes of amalgamation or re-organization not involving or arising out of insolvency.

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

•
if, at any time, we become insolvent, admit in writing our inability to pay our debts as they become due, are adjudged bankrupt or declare our bankruptcy or make an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commence or consent to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or we consolidate with, or merge with or into, any person (other than Paragon Shipping or any of its affiliates), or any such person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which outstanding shares of our common stock are converted into or exchanged for cash, securities or other property, or receive a

•
payment of cash, securities or other property, other than any such transaction where any shares of our common stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding voting power of such surviving or transferee person immediately after giving effect to such issuance; and

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

In September 2012, we amended the management agreements to provide that unless the agreements are terminated (i) because the vessel is requisitioned for title or other compulsory acquisition of the vessel occurs (other than requisition for hire); (ii) the vessel is captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and is not subsequently released; or (iii) by reason of default by gross negligence or misconduct of the Manager, the fixed management fee will continue to be paid for a period of 90 days following the termination date to cover the operating and accounting costs of finalizing the vessel’s disbursements and demurrage.  In addition, in the event of such a termination, the applicable vessel-owning company will be obligated to pay crew support costs for an additional three-month period following the termination date, plus an equitable portion of any management staff redundancy costs that may materialize.  Furthermore, in the event the management agreements are terminated upon a change in control, the provisions of the Compensation Agreement between Allseas and Box Ships Inc., described below, shall be applied.

The management agreements may not be amended or otherwise modified without the written consent of both parties.

During 2012, we incurred approximately $2.4 million, $0.9 million and $0.6 million in management fees, chartering and vessel commissions, respectively. During 2011, we incurred approximately $1.4 million, $0.5 million and $1.9 million in management fees, chartering and vessel commissions, respectively.

Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement with Allseas

On September 12, 2012 we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to a sum equal to (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.9 million using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013, according to Bloomberg). Under the agreement, any other form of termination fees or compensation to which Allseas may be entitled at the time of the involuntary termination in respect of the management agreements described above shall become null and void.  The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.

Administrative Services Agreement with Allseas

On April 19, 2011, we entered into an administrative services agreement with Allseas, under which, Allseas provides us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. Allseas's engagement under the agreement shall continue for as long as Allseas remains in the premises of 15 Karamanli Ave. in Voula, Greece as tenant, or under any other capacity, and may be terminated at any time by either party upon 60 days' prior written notice. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties.

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas's engagement is terminated by us for Cause (as defined in the agreement) or voluntarily by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas's engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement), Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement). In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement) and, in such case, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement).

Under the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas, which amounted to approximately $35,000 and $23,000 for the years ended December 31, 2012 and 2011, respectively.

Executive Services Agreement with Allseas

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five-year terms unless sooner terminated upon 60 days' prior written notice. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties.

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas's engagement is terminated by us for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas's engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement), Allseas will be entitled to receive its annual fee payable under the agreement through the Termination Date (as defined in the agreement). In addition, either party has the option to terminate the agreement within six months following a Change of Control (as defined in the agreement).

Under the agreement, Allseas is entitled to an executive services fee for the provision of services under the agreement, which amounted to $1.8 million per annum in 2011 and 2012 and increased to $2.2 million per annum as of January 1, 2013. For the years ended December 31, 2012 and 2011, the amount charged by Allseas under the executive services agreement amounted to approximately $1.8 million and $1.3 million, respectively, which does not include incentive compensation of approximately $0.8 million and $0.1 million, respectively, awarded to Allseas, at the discretion of our board of directors, in relation to executive services provided during the years ended December 31, 2012 and 2011, respectively.

Accounting Agreement with Allseas

On September 12, 2012, we entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas is entitled to annual fees of €250,000 (or $325,575 using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013 according to Bloomberg), payable quarterly, for the provision of financial and accounting services and $30,000 per vessel, payable quarterly, for the provision of financial reporting services.

The agreement has an initial term of one-year and shall be automatically extended for successive one-year terms, unless either party provides written notice to the other party not less than 60 days prior to the expiration of any such term that the term will not be extended.

Our obligations under the agreement will immediately cease, and Allseas will not be entitled to any further payments of any kind, in the event Allseas ceases to be the manager of our fleet or if Allseas’s engagement is terminated by us for Cause (as defined in the agreement) or voluntarily by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas's engagement is terminated by us without Cause or by Allseas for Good Reason, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement). In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement) and, in such case, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement).

For the year ended December 31, 2012, the amount charged by Allseas under the Accounting Agreement amounted to $0.2 million.

Manning Agreements with Crewcare

Allseas subcontracts crewing services relating to our vessels to Crewcare, a company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, the ship-owning companies of the OOCL Hong Kong and the OOCL China, respectively, has entered into separate manning agreements with Crewcare, pursuant to which Crewcare provides manning services for our vessels in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board our vessels and a one-time recruitment fee of $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees payable under the agreements are subject to the review and mutual agreement by Allseas and Crewcare in January of each year.

For the years ended December 31, 2012 and 2011, the amount charged by Crewcare under the manning agreements amounted to approximately $0.2 million and $0.1 million, respectively.

Our Executive Officers and Certain of Our Directors

Michael Bodouroglou, our Chairman, President and Chief Executive Officer, and Robert Perri, our Chief Financial Officer, are also officers of Paragon Shipping. Mr. Bodouroglou serves as the Chairman, President, and Chief Executive Officer of Paragon Shipping and Mr. Perri serves as the Chief Financial Officer of Paragon Shipping.

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

Options to Acquire Two Newbuilding Containerships

We have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us options to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the second quarter of 2014. We may exercise our options to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel's delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping's actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our options to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

Registration Rights Agreements

On April 19, 2011, we entered into a registration rights agreement with Paragon Shipping and Neige International, as nominee for Proplous Navigation, pursuant to which we granted Paragon Shipping and Neige International, and their affiliates or transferees, certain registration rights with respect to the common stock they received in connection with our Initial Public Offering. Pursuant to the agreement, Paragon Shipping and Neige International, and their affiliates and transferees, have the right, subject to certain terms and conditions, to require us, on up to three separate occasions to register under the Securities Act, shares of our common stock held by Paragon Shipping and Neige International, or their affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of our common stock by us.

In addition, in connection with the Private Offering, we entered into a registration rights agreement with Neige International, dated June 12, 2012, described below.

Transactions with Neige International

On June 12, 2012, we issued and sold 1,333,333 units to Neige International at a purchase price of $28.875 per unit, each unit consisting of one non-voting Series B Preferred Share and one warrant to purchase one share of our common stock, exercisable at any time between July 1, 2012 and June 30, 2017, inclusive, at an exercise price of $7.74 per share, pursuant to a share purchase agreement, dated June 12, 2012, by and between Box Ships Inc. and Neige International, which we refer to as the Private Offering.

In addition, on June 12, 2012, we entered into a registration rights agreement with Neige International, pursuant to which we granted Neige International and its affiliates or transferees, certain registration rights with respect to the Series B Preferred Shares and warrants acquired by Neige International in the Private Offering and  the shares of common stock issuable upon exercise of the warrants, or collectively, the Registrable Securities.  Under the registration rights agreement, Neige International and its affiliates and transferees, have the right, subject to certain terms and conditions, to require us to register the Registrable Securities under the Securities Act for offer and sale to the public.

The registration rights agreement was amended on July 18, 2012 to amend the definition of Registrable Securities to include the Series B-1 Preferred Shares held by Neige International or its affiliates or transferees in lieu of the Series B Preferred Shares, in connection with the redemption of 692,641 of the Series B Preferred Shares held by Neige International at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends, and the subsequent exchange of the remaining Series B Preferred Shares held by Neige International for Series B-1 Preferred Shares, on a one-for-one basis, upon the closing of the public offering of our common stock and the application of a portion of the net proceeds therefrom.

Furthermore, in connection with the closing of the public offering of common stock in July 2012 discussed above, we agreed that we will not redeem any outstanding Series B-1 Preferred Shares held by Neige International Inc. for cash prior to the earlier of (i) April 30, 2013 or (ii) the repayment of our $30.0 million loan agreement with Paragon Shipping, of which $13.0 million was outstanding as of the date of this annual report and which is repayable in full by April 2013.

Office Lease

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. The term of the lease is for one year and will expire on May 31, 2013, unless the lease is renewed. The monthly lease payment is €1,000 (or $1,302 using an exchange rate of $1.3023:€1.00, the U.S. dollar/Euro exchange rate as of February 26, 2013, according to Bloomberg), plus 3.6% tax, and will adjust thereafter annually for increases in inflation. For the years ended December 31, 2012 and 2011, we were charged approximately $13,000 and $5,000, respectively, in rental payments under the lease agreement.

Review and Approval of Transactions with Related Persons

Related person transactions must be approved by the board of directors or by the conflicts committee, which will approve the transaction only if they determine that it is in the best interests of our company. In considering the transaction, the board of directors or conflicts committee will consider all relevant factors, including as applicable (i) the related person's interest in the transaction; (ii) the approximate dollar value of the amount involved in the transaction; (iii) the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss; (iv) our business rationale for entering into the transaction; (v) the alternatives to entering into a related person transaction; (vi) whether the transaction is on terms no less favorable to us than terms that could have been reached with an unrelated third party; (vii) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; (viii) the overall fairness of the transaction to us; and (ix) any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. If a director is involved in the transaction, he or she will not cast a vote regarding the transaction.

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

Our policy is to pay quarterly dividends to holders of our common stock in February, May, August, and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt, maintain reserves for dry-docking, surveys and other purposes as our board of directors may from time to time determine and fund dividend payments to holders of our Series B-1 Preferred Shares, which rank prior to our common stock with respect to, among other things, dividends. In determining the amount of cash available for distribution after payment of cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our existing loan agreements and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, amounts necessary to fund dividend payments to holders of our Series B-1 Preferred Shares and dry-docking costs, repairs, claims and other liabilities and obligations.

We have paid dividends in respect of our common stock of $0.22 per share with respect to the third quarter of 2012, $0.26 per share with respect to the second quarter of 2012, $0.30 per share with respect to the first quarter of 2012, $0.30 per share with respect to the fourth quarter of 2011, $0.30 per share with respect to the third quarter of 2011 and $0.15 per share with respect to the second quarter of 2011.

In addition, in accordance with our dividend policy, our board of directors has declared a dividend of $0.22 per share with respect to the fourth quarter of 2012, payable on or about March 28, 2013 to shareholders of record on March 21, 2013, and in February 2013, we announced that we anticipate paying a dividend of $0.12 per share with respect to the first quarter of 2013, assuming (i) the dry-docking of one of our vessels at the end of the first quarter of 2013 for the anticipated period of time and resulting off-hire days and expense; (ii) the continued performance of our current time charters and no unexpected off-hire periods; (iii) that we do not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established from time to time by our Board of Directors, (iv) the continued compliance with our loan agreements and (v) no material changes in vessel operating or financing expenses.

The declaration and payment of any dividend on our common stock will be determined at the sole discretion of our board of directors, and we cannot assure you that we will pay dividends in the amounts stated above or at all. We have a limited operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock in the future. In addition, the container vessel time charter market may be highly volatile and factors beyond our control may affect the charter market for our vessels, our charterers' ability to satisfy their contractual obligations to us, and our voyage and operating expenses. We have used in the past, and may use in the future, a portion of our cash reserves, in addition to our operating cash flows, to fund quarterly dividend payments, which reduces our cash position and is only sustainable to the extent cash is available.

In addition, our secured loan agreements have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the secured loan agreements. Under such circumstances, we or our subsidiaries will not be able to pay dividends so long as we are in default or have breached certain covenants of the secured loan agreements and are unable to obtain the lender's consent or waiver to cure such default or breach. Furthermore, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent. Furthermore we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends.

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

Moreover, as discussed above, our ability to pay dividends to holders of our common stock is subject to the rights of holders of our Series B-1 Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation. Cumulative dividends on our Series B-1 Preferred Shares accrues at a rate of 9.75% per annum per $30.00 stated liquidation preference per Series B-1 Preferred Share, subject to increase upon the occurrence of certain events, and are payable on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2012, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. As of the date of this annual report, we had paid aggregate dividends of $1.2 million to Neige International, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, the only holder of our Series B-1 Preferred Shares outstanding as of the applicable record dates for such dividend payments. See “Item 4. Information on the Company—A. History and Development of the Company Business—Development and Capital Expenditures.”

We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute “qualified dividend income” and, as a consequence, non-corporate U.S. shareholders would generally be subject to a the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see “Item 10. Additional Information—E. Taxation” for additional information relating to the tax treatment of our dividend payments.

B.        Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.                                The Offer and Listing

Our common stock commenced trading on the NYSE under the symbol “TEU” on April 14, 2011.

The table below sets forth the low and high closing prices for each of the periods indicated for our common stock.

For the Fiscal Year Ended	Low	High
December 31, 2011 (1)	$7.10	$11.50
December 31, 2012	$4.01	$9.74

(1)	For the period from April 14, 2011, the date on which our common stock began trading on the NYSE, until the end of the period.

For the Quarter Ended	Low	High
June 30, 2011	$9.17	$11.50
September 30, 2011	$7.10	$11.20
December 31, 2011	$7.20	$10.56
March 31, 2012	$8.12	$9.74
June 30, 2012	$7.04	$9.31
September 30, 2012	$5.78	$8.41
December 31, 2012	$4.01	$5.75

For the Month	Low	High
September 2012	$5.95	$6.61
October 2012	$5.16	$5.75
November 2012	$5.03	$5.71
December 2012	$4.01	$5.06
January 2013	$4.32	$6.06
February 2013	$5.32	$6.17
March 1, 2013 to March 7, 2013	$5.51	$5.86

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
•
25,000,000 shares are designated as preferred shares, par value $0.01 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock which is issuable upon exercise of the preferred stock purchase rights attached to our common stock in accordance with the terms of our stockholders rights agreement, 2,500,000 shares are designated as Series B Preferred Shares and 2,500,000 shares are designated as Series B-1 Preferred Shares.

All of our shares of stock are in registered form. As of January 1, 2012, we had issued and outstanding 16,317,000 shares of common stock.  As of December 31, 2012, we had issued and outstanding 20,926,715 shares of common stock, warrants to purchase an additional 1,333,333 shares of our common stock and 640,692 Series B-1 Preferred Shares. See “—Share History” and, for a description of the warrants and Series B-1 Preferred Shares, see “—B. Memorandum and Articles of Association.” In addition, as of the date of this annual report, we have reserved for issuance an additional 1,325,000 shares of common stock under our 2011 Equity Incentive Plan.

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

On June 12, 2012, we completed the Private Offering to Neige International, a company controlled by our Chairman, President and Chief Executive Officer, whereby we issued and sold to Neige International 1,333,333 units, each unit consisting of one of our Series B Preferred Shares, and one warrant to purchase one share of our common stock at an exercise price of $7.74 per share at any time on or prior to June 30, 2017, at an offering price of $28.875 per unit, which resulted in gross proceeds to us of approximately $38.5 million.

On July 18, 2012, we consummated the public offering of 4,285,715 shares of our common stock at a public offering price of $7.00 per share, resulting in net proceeds of approximately $28.0 million, after deducting underwriters’ discounts and commissions and offering expenses payable by us. Neige International, a company controlled by our Chairman, President and Chief Executive Officer, purchased an aggregate of 111,428 shares of common stock in the offering at the public offering price.

Also on July 18, 2012, immediately following the closing of the public offering discussed above, we used a portion of the net proceeds of the public offering to redeem 692,641 of the Series B Preferred Shares issued to Neige International in the Private Offering at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends, and exchanged the remaining outstanding Series B Preferred Shares held by Neige International, on a one-for-one basis, with Series B-1 Preferred Shares.  The Series B-1 Preferred Shares are identical to the Series B Preferred Shares in all material respects except they have a conversion right, pursuant to which we have the right, at our sole option, to convert, in whole or in part at any time from time to time, any outstanding Series B-1 Preferred Shares into shares of our common stock. The number of shares of common stock into which Series B-1 Preferred Shares may be converted is the number of shares of common stock having an aggregate Adjusted Market Price (as defined below) equal to the $30.00 liquidation preference of the Series B-1 Preferred Shares, plus any applicable redemption premium. The Adjusted Market Price of the common shares will be equal to the closing price of our common stock on the New York Stock Exchange, or such other national securities exchange on which the Company’s common shares are then traded, on the record date of the conversion, less 10%.

On November 14, 2012, we granted under our 2011 Equity Incentive Plan 300,000 shares of our restricted common stock to Mr. Bodouroglou and 5,000 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $5.345 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2013.

On February 4, 2013, we granted under our 2011 Equity Incentive Plan 3,000 shares of our restricted common stock to our Chief Financial Officer, Mr. Robert Perri, and an aggregate of 31,000 shares of our restricted common stock to certain employees of our Manager, with such restricted shares being valued at $6.11 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2013.

B.        Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock have been filed as exhibits 1.1, 1.2 and 1.3, respectively, to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012. In addition, our Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares has been filed as Exhibit 2 to our Report on Form 6-K, filed with the SEC on June 12, 2012 and our Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares has been filed as Exhibit 3.1 to our Report on Form 6-K, filed with the SEC on July 17, 2012. The information contained in the aforementioned exhibits is incorporated by reference herein.

Except as set forth below, information required by “Item 10. Additional Information—B. Memorandum and Articles of Association” of Form 20-F is hereby incorporated by reference to the section entitled “Description of Capital Stock” in our Registration Statement on Form F-3 (Registration Statement No. 333-181076), or the Form F-3 Registration Statement, declared effective by the SEC on May 10, 2012 and to the section entitled “Description of Capital Stock” in the Final Prospectus Supplement on Form 424B5 filed with the SEC on July 13, 2012, which supplements the Form F-3 Registration Statement.

Description of Series B-1 Preferred Shares

The following description of the Series B-1 Preferred Shares does not purport to be complete and is subject to the provisions of our Amended and Restated Articles of Incorporation, including the Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares, or the Statement of Designation, designating the Series B-1 Preferred Shares and setting forth the rights, preferences and limitations of the Series B-1 Preferred Shares. Capitalized terms used in this section but not otherwise defined in this annual report have the meanings assigned to them in the Statement of Designations.

General

The Series B-1 Preferred Shares entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. No fractional Series B-1 Preferred Shares may be issued. Each Series B-1 Preferred Share has a fixed liquidation preference of $30.00 per share, plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series B-1 Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series B-1 Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

The Series B-1 Preferred Shares are not entitled to any preemptive or similar rights. The Series B-1 Preferred Shares are not subject to any sinking fund requirements. The Series B-1 Preferred Shares are subject to conversion at our option and redemption at our option in whole or in part at any time on or prior to September 1, 2012, and thereafter at a premium. Please read “—Conversion” and “—Optional Redemption.” The Series B-1 Preferred Shares are also subject to mandatory redemption in the event of a Change of Control, as defined below, subject to full compliance with the terms and covenants of our loan facilities. Please read “—Mandatory Redemption.”

We have engaged Computershare Trust Company, N.A., or Computershare, as the paying agent, or the Paying Agent, and the registrar and transfer agent, or the Registrar and Transfer Agent, for the Series B-1 Preferred Shares.

Ranking

The Series B-1 Preferred Shares rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs:

•
senior to all classes of our common stock (which currently consist of one class of common stock, of which 20,960,715 shares were outstanding as of the date of this annual report), our Series A Participating Preferred Stock issuable upon exercise of the preferred stock purchase rights attached to our common stock in accordance with the terms of our stockholders rights plan, and to each other class or series of capital stock established after the Original Issue Date by our board of directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series B-1 Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, which we collectively refer to with our common stock as Junior Securities;

•
on a parity with our Series B Preferred Shares and any other class or series of capital stock established after the Original Issue Date by our board of directors, the terms of which class or series are not expressly subordinated or senior to the Series B-1 Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, which we collectively refer to as Parity Securities; and

•
junior to each class or series of capital stock established after the Original Issue Date by our board of directors, the terms of which class or series expressly provide that it ranks senior to the Series B-1 Preferred Shares as to dividend distributions and distributions upon liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, which we collectively refer to as Senior Securities.

Under the Statement of Designation, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series B-1 Preferred Shares. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. Our board of directors will also determine the number of shares constituting each series of securities. Our ability to issue Parity Securities and additional Senior Securities is limited as described under “—Voting Rights.”

Conversion

We are entitled to convert all or any portion of the Series B-1 Preferred Shares into a number of fully paid and non-assessable shares of common stock (calculated as to each conversion to the nearest 1/100,000th of a share), provided that if we convert less than all of the Series B-1 Preferred Shares outstanding, such conversion shall be on a pro rata basis among all holders of Series B-1 Preferred Shares. The number of shares of common stock to which a holder of Series B-1 Preferred Shares shall be entitled upon conversion shall be determined by dividing (x) the Series B-1 Liquidation Preference, plus any applicable redemption premium by (y) the closing price of our common stock on the NYSE, or such other national securities exchange on which our common stock is traded, on the Conversion Date, less 10%. Holders of Series B-1 Preferred Shares will also be entitled to receive on the Conversion Date an amount equal to all accumulated, accrued and unpaid dividends (whether or not the Corporation has earnings and whether or not authorized by the board of directors or declared by the Corporation) to the Conversion Date.

Liquidation Rights

The holders of outstanding Series B-1 Preferred Shares are entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $30.00 per share in cash, plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common stock or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. However, we will be required to redeem the Series B-1 Preferred Shares in the event we undergo a Change of Control, as defined under “—Mandatory Redemption” below, subject to full compliance with the terms and covenants of our loan facilities. In the event that our assets available for distribution to holders of the outstanding Series B-1 Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series B-1 Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series B-1 Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common stock and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series B-1 Preferred Shares have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly dividends, whether consecutive or not, payable on Series B-1 Preferred Shares are in arrears, the holders of Series B-1 Preferred Shares will have the right, voting separately as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect two members of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change. The right of such holders of Series B-1 Preferred Shares to elect two members of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series B-1 Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series B-1 Preferred Shares and any other Parity Securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series B-1 Preferred Shares and any other Parity Securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B-1 Preferred Shares, voting as a single class, we may not:

•	adopt any amendment to our Amended and Restated Articles of Incorporation that adversely alters the preferences, powers or rights of the Series B-1 Preferred Shares; or
•	issue any Parity Securities or Senior Securities.

On any matter described above in which the holders of the Series B-1 Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Series B-1 Preferred Shares held by us or any of our subsidiaries will not be entitled to vote.

Dividends

General

Holders of Series B-1 Preferred Shares are entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash dividends from the Original Issue Date or, for any subsequently issued and newly outstanding Series B-1 Preferred Shares, from the Dividend Payment Date immediately preceding the Issue Date of such shares.

Determination of Dividend Rate

Dividends on Series B-1 Preferred Shares are cumulative, accrue on outstanding Series B-1 Preferred Shares from the Original Issue Date (or, for any subsequently issued and newly outstanding Series B-1 Preferred Shares, from the Dividend Payment Date immediately preceding the Issue Date of such shares) and are payable on each Dividend Payment Date, as defined below, commencing on October 1, 2012, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Series B-1 Preferred Shares accrue at a rate of 9.75% per annum per $30.00 stated liquidation preference per Series B-1 Preferred Share, subject to increase upon (1) a Cross Default, (2) a Dividend Payment Default or (3) a Failure to Redeem. We refer to such rate, as increased, if applicable, as the Base Dividend Rate.

Dividend Payment Dates

The dividend payment dates, or Dividend Payment Dates, for the Series B-1 Preferred Shares are each of January 1, April 1, July 1 and October 1, commencing October 1, 2012. Dividends accumulate in each dividend period from and including the preceding Dividend Payment Date, or, in the case of the Series B-1 Preferred Shares issued on the Original Issue Date, from and including the Original Issue Date, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated dividends at the applicable Base Dividend Rate. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series B-1 Preferred Shares are payable based on a 360-day year consisting of twelve 30-day months.

“Business Day” means a day on which the NYSE is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Increase in Base Dividend Rate Following a Cross Default, Dividend Payment Default or Failure to Redeem

•	In the event that four quarterly dividends, whether consecutive or not, payable on Series B-1 Preferred Shares are in arrears, such event shall constitute a Dividend Payment Default.
•	A default by us under any credit facility shall constitute a Cross Default if such default:
o	is caused by a failure to pay principal of, or interest or premium, if any, on outstanding indebtedness under such credit facility; or
o	results in the acceleration of such indebtedness prior to its maturity;
o
and in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $10 million or more.

•
Our failure to redeem all the Series B-1 Preferred Shares on or prior to June 30, 2015, whether or not our board of directors has authorized any such redemption and whether or not such redemption is legally permissible or is prohibited by any agreement to which we are subject, shall constitute a Failure to Redeem.

If a Cross Default, a Dividend Payment Default or a Failure to Redeem occurs, then:

•
effective as of the date of such Cross Default, Dividend Payment Default or Failure to Redeem, and without duplication if more than one such event has occurred and is continuing at any time, the Base Dividend Rate payable on the Series B-1 Preferred Shares shall increase to a number that is 1.25 times the Base Dividend Rate payable on the Series B-1 Preferred Shares as of the close of business on the day immediately preceding the date of such Cross Default, Dividend Payment Default or Failure to Redeem, and

•
on each subsequent Dividend Payment Date, the Base Dividend Rate payable in respect of the succeeding quarterly dividend period shall increase to a number that is 1.25 times the Base Dividend Rate payable on the Series B-1 Preferred Shares as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, until no Cross Default or Dividend Payment Default exists or, in the case of a Failure to Redeem, until all the Series B-1 Preferred Shares are no longer outstanding.

Notwithstanding the foregoing, in no event shall dividends accrue on the Series B-1 Preferred Shares at a rate greater than 25% per annum in respect of any period. If a Cross Default or Dividend Payment Default, as applicable, ceases to exist, the Base Dividend Rate payable on the Series B-1 Preferred Shares shall be reduced, effective as of the date such Cross Default or Dividend Payment Default ceases to exist, to such Base Dividend Rate that would have been applicable had such Cross Default or Dividend Payment Default never existed.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series B-1 Preferred Shares that have been declared by our board of directors to the holders of such shares as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent on the applicable record date, or Record Date. The applicable record date will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by our board of directors in accordance with our Amended and Restated Bylaws (as the same may be further amended and/or restated from time to time) then in effect and the Statement of Designations.

In the event the Series B-1 Preferred Shares are held of record by the nominee of The Depository Trust Company, or its successors or assigns or any other securities depository selected by us, or the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series B-1 Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series B-1 Preferred Shares and any Parity Securities through the most recent respective dividend payment dates. Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series B-1 Preferred Shares on the record date for such payment, which may not be more than 60 days before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series B-1 Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series B-1 Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series B-1 Preferred Shares and any Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series B-1 Preferred Shares will not be entitled to any dividend in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “—Dividends—Determination of Dividend Rate”, no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series B-1 Preferred Shares.

Redemption

Optional Redemption

At any time on or prior to September 1, 2012, we may redeem, at our option, in whole or in part, the Series B-1 Preferred Shares at a redemption price in cash equal to $30.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared, or the Liquidation Preference. Any such optional redemption shall be effectuated only out of funds legally available for such purpose. Thereafter, we may redeem the Series B-1 Preferred Shares on a pro-rata basis at our option anytime on or prior to September 1, 2013, in whole or in part, at a redemption price of 102.25% of the Liquidation Preference. Thereafter, on a pro-rata basis at our option we may redeem the Series B-1 Preferred Shares anytime on or prior to September 1, 2014, at a redemption price of 103.75% of the Liquidation Preference. Thereafter, we may redeem the Series B-1 Preferred Shares on a pro-rata basis at our option anytime in whole or in part, at a redemption price of 105.00% of the Liquidation Preference.

Optional Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days, other than with respect to Series B-1 Preferred Shares issued on the Original Issue Date, in which case we are required to provide a minimum of two days’ notice, before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the optional redemption date, (2) the number of Series B-1 Preferred Shares to be redeemed and, if less than all outstanding Series B-1 Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (3) the redemption price, (4) the place where the Series B-1 Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series B-1 Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by us, and such shares will be redeemed by such method of selection as we or the Securities Depository, as applicable, shall determine, with adjustments to avoid redemption of fractional shares. In the event all Series B-1 Preferred Shares are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series B-1 Preferred Shares to be redeemed, and the Securities Depository will determine the number of Series B-1 Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series B-1 Preferred Shares for its own account). A participant may determine to redeem Series B-1 Preferred Shares from some beneficial owners (including the participant itself) without redeeming Series B-1 Preferred Shares from the accounts of other beneficial owners.

In the event the Series B-1 Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, other than in the case of Series B-1 Preferred Shares issued on the Original Issue Date, we will deposit with the Paying Agent funds sufficient to redeem the Series B-1 Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as our shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series B-1 Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request after which repayment the holders of the Series B-1 Preferred Shares entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series B-1 Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series B-1 Preferred Shares represented by the surrendered certificate that have not been called for redemption

Notwithstanding any notice of redemption, there will be no redemption of any Series B-1 Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series B-1 Preferred Shares, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series B-1 Preferred Shares. Any shares repurchased and cancelled by us will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, except in the case of the Series B-1 Preferred Shares issued on the Original Issue Date, in the event that full cumulative dividends on the Series B-1 Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series B-1 Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series B-1 Preferred Shares and any Parity Securities. Common stock and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Series B-1 Preferred Shares and any Parity Securities for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

Mandatory Redemption

We will redeem the Series B-1 Preferred Shares in whole and not in part upon the acquisition of more than 49% of our outstanding capital stock by any person unaffiliated with our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou or members of his family or companies legally or beneficially owned or controlled by such persons, or a Change of Control, subject to full compliance with the terms and covenants contained in our loan facilities, or the Mandatory Redemption Date. Upon the Mandatory Redemption Date, the Corporation will redeem the Series B-1 Preferred Shares at a cash redemption price per share equal to the applicable redemption price set forth above under “—Optional Redemption.” Holders of Series B-1 Preferred Shares shall also be entitled to receive on the Mandatory Redemption Date an amount equal to all accumulated, accrued and unpaid dividends to the Mandatory Redemption Date (whether or not we have earnings and whether or not authorized by our board of directors or declared by us.)

Additional Shares of Common Stock

On July 1, 2015, any holders of Series B-1 Preferred Shares will, for no additional consideration, receive, on a pro rata basis, shares of common stock representing an aggregate of 5.0% of our then-outstanding shares of common stock, on a fully diluted basis.

No Sinking Fund

The Series B-1 Preferred Shares do not have the benefit of any sinking fund.

As of the date of this annual report, we had 640,692 Series B-1 Preferred Shares issued and outstanding, all of which are held by Neige International. We have agreed that we will not redeem any outstanding Series B-1 Preferred Shares held by Neige International for cash prior to the earlier of (i) April 30, 2013 or (ii) the repayment of the $30.0 million loan agreement with Paragon Shipping, of which $13.0 million was outstanding as of the date of this annual report and which is repayable in full by April 2013.

Description of Warrants

As of the date of this annual report, we had outstanding warrants to purchase 1,333,333 shares of our common stock, which were issued to Neige International in connection with the Private Offering.

The warrants are exercisable in cash at any time on or prior to June 30, 2017, or the Expiration Date, at a price of $7.74 per share, or the Exercise Price.

The Exercise Price and the number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event we pay a stock dividend or if there is a recapitalization, reorganization, merger or consolidation of us.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the Expiration Date at the offices of the Company or the warrant agent, with the exercise form attached to the warrant, accompanied by full payment of the Exercise Price, in cash, by certified check or cashier’s check payable to us or by wire transfer in immediately available funds to an account specified by us, for the number of warrants being exercised.

Holders of the warrants do not have the rights or privileges of holders of our common stock nor do they have any voting rights until they exercise their warrants and receive shares of common stock therefor. After the issuance of the common stock upon exercise of the warrants, each holder will be entitled to one vote for each share of common stock held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the shares of common stock to be issued to the holder of the warrants.

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

C.        Material contracts

We refer you to “Item 5. Operating and Financial Review and Prospects —B. Liquidity and capital resources—Loan Agreements, “ “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions” and “—B. Memorandum and Articles of Association” for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

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

The Marshall Islands, the jurisdiction where we are incorporated, grant an “equivalent exemption” to United States corporations. The Marshall Islands, Hong Kong and Liberia, the jurisdictions in which our shipholding subsidiaries are incorporated, each provides an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Due to the widely held nature of our stock we do not currently anticipate a circumstance where we would be able to satisfy the 50% Ownership Test.

As discussed below, for the 2012 taxable year, we believe that we satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, our common shares were primarily and regularly traded on the NYSE and we intend to take this position on our U.S. federal income tax return.

The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During the 2012 taxable year, shares of our common stock were “primarily traded” on the NYSE.

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

For our 2012 taxable year, we do not believe that we were subject to the 5% Override Rule and therefore, we believe that we satisfied the Publicly-Traded Test. However, in any future taxable year, it is possible that our 5% Shareholders may own 50% or more of our common stock. Therefore, we may be subject to the 5% Override Rule for such year unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

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

Distributions

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock (other than certain pro-rata distributions of our common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his shares of our common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the shares of common stock are readily tradable on an established securities market in the United States (such as the NYSE on which our common stock currently trades); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the shares of common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the shares of common stock become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary dividend income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder's adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such shares of common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. A U.S. Holder's tax basis in our common stock generally will equal the U.S. Holder's acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

Taxation of U.S. Holders Making a Timely QEF Election.

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the shares of our common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information (including a PFIC annual information statement) in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as is expected to be the case, our common stock were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the shares of our common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the shares of our common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his shares of our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares of common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election.

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds shares of our common stock and during which we are treated as PFIC, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the shares of our common stock), and (2) any gain realized on the sale, exchange or other disposition of our shares of common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders' aggregate holding period for the shares of our common stock
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Non-Electing Holders may be subject to IRS filing requirements with respect to their ownership of shares in a PFIC. These adverse tax consequence would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

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

F.        Dividends and paying agents

Not applicable.

G.        Statement by experts

Not applicable.

H.        Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates. Our filings are also available on our website at http://www.box-ships.com. This web address is provided as an inactive textual reference only. Information on our website does not constitute a part of this annual report.

I.         Subsidiary information

Not applicable.

Item 11.                              Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The international containership industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We have entered into interest rate swap agreements in order to hedge a portion of our variable interest rate exposure. For more information about our interest rate swap agreements, please refer to Note 8 in our financial statements included at the end of this annual report. Our interest rate swaps qualified for hedge accounting and are recognized on the balance sheet at their fair value. Subsequent changes in their fair market value at the end of every period and the resulting unrealized gains / (losses) during the period are recorded in Other Comprehensive Income / (Loss) in the Statement of Stockholders’ Equity.

As an indication of the extent of our sensitivity to interest rates changes based upon our debt level, an increase or decrease of 50 basis points in the LIBOR interest rates and all other variables were held constant would have resulted in a respective increase or decrease in interest expense by approximately $0.9 million and $0.6 million, for the years ended December 31, 2012 and 2011, respectively.

The following table sets forth the sensitivity of our long-term debt, as of December 31, 2012, including the effect of our interest rate swap agreements, as to a 50 basis points increase on an assumed LIBOR rate of 0.306%, being the 3 month LIBOR rate as of December 31, 2012, during the next five years and reflects the additional interest expense.

Amounts in millions of U.S. Dollars

Year	Amount
2013	$0.6
2014	$0.5
2015	$0.5
2016	$0.4
2017	$0.2

Currency and Exchange Rates Risk

For the year ended December 31, 2012 and 2011, we generated all of our revenues in U.S. dollars and incurred approximately 27% and 28%, respectively, of our expenses in currencies other than U.S. dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the year ended December 31, 2012 and 2011 in currencies other than U.S. dollars, would be approximately $0.7 million and $0.3 million, respectively.

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

Item 13.                              Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                              Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

We have adopted a stockholders rights agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock without the approval of our board of directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Plan” included in this annual report for a description of our stockholders rights plan.

In addition, as of the date of this annual report, we had issued and outstanding 640,692 Series B-1 Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation.  See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Series B-1 Preferred Shares.”

Item 15.                              Controls and Procedures

A.        Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2012.

B.         Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2012 is effective.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012, which is reproduced in its entirety in Item 15(c) below.

C.        Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Box Ships Inc.
Majuro, Republic of The Marshall Islands

We have audited the internal control over financial reporting of Box Ships Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 8, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 8, 2013.

D.        Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that have occurred during the period covered by this annual report that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Item 16.                              Reserved

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

Item 16C.                           Principal Accountant Fees and Services

Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

(amounts in U.S. Dollars)	2011	2012
Audit fees	$702,551	$477,187
Audit-related fees	—	—
Tax fees	—	—
All other fees	234	—
Total Fees	$702,785	$477,187

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) audit services provided in connection with our Initial Public Offering, other public or private offerings effectuated or withdrawn and any other audit services required for SEC or other regulatory filings by us or our subsidiaries.

All other fees in 2011 represent compensation for attending U.S. GAAP seminars.

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor's independence from the Company. The audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D.                           Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                            Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

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

1.1
Amended and Restated Articles of Incorporation of Box Ships Inc., incorporated by reference to exhibit 1.1 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

1.2
Amended and Restated Bylaws of Box Ships Inc., incorporated by reference to exhibit 1.2 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

1.3
Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Box Ships Inc., incorporated by reference to exhibit 1.3 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

1.4
Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 2 to Box Ships Inc.’s Report on Form 6-K, filed with the SEC on June 13, 2012.

1.5
Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 3.1 to Box Ships Inc.’s Report on Form 6-K, filed with the SEC on July 17, 2012.

2.1	Form of Common Stock Certificate, incorporated by reference to exhibit 4.1 to Box Ships Inc.'s Registration Statement on Form F-1 (File No. 333-173280), filed with the SEC on April 4, 2011.

4.1
Management Agreement, dated May 31, 2011, between Alaqua Marine Limited and Allseas Marine S.A., incorporated by reference to exhibit 4.1 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.2	Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 31, 2011, between Alaqua Marine Limited and Allseas Marine S.A.

4.3
Management Agreement, dated May 19, 2011, between Tacita Oceanway Carrier Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.2 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.4	Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 19, 2011, between Tacita Oceanway Carrier Co. and Allseas Marine S.A.

4.5
Management Agreement, dated May 9, 2011, between Amorita Development Inc. and Allseas Marine S.A., incorporated by reference to exhibit 4.3 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.6	Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 9, 2011, between Amorita Development Inc. and Allseas Marine S.A.

4.7
Management Agreement, dated July 13, 2011, between Lawry Shipping Ltd. and Allseas Marine S.A., incorporated by reference to exhibit 4.4 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.8	Addendum No. 3, dated September 18, 2012, to the Management Agreement, dated July 13, 2011, between Lawry Shipping Ltd. and Allseas Marine S.A.

4.9
Management Agreement, dated May 12, 2011, between Aral Sea Shipping S.A. and Allseas Marine S.A., incorporated by reference to exhibit 4.5 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.10	Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 12, 2011, between Aral Sea Shipping S.A. and Allseas Marine S.A.

4.11
Management Agreement, dated May 16, 2011, between Polyaristi Navigation Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.6 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.12	Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 16, 2011, between Polyaristi Navigation Co. and Allseas Marine S.A.

4.13
Management Agreement, dated May 16, 2011, between Efploias Shipping Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.7 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.14	Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 16, 2011, between Efploias Shipping Co. and Allseas Marine S.A.

4.15	Management Agreement, dated June 18, 2012, between Rosetta Navigation Corp. Limited and Allseas Marine S.A.

4.16	Addendum, dated September 18, 2012, to the Management Agreement, dated June 18, 2012, between Rosetta Navigation Corp. Limited and Allseas Marine S.A.

4.17	Management Agreement, dated June 18, 2012, between Triton Shipping Limited and Allseas Marine S.A.

4.18	Addendum, dated September 18, 2012, to the Management Agreement, dated June 18, 2012, between Triton Shipping Limited and Allseas Marine S.A.

4.19
Administrative Services Agreement between Box Ships Inc. and Allseas Marine S.A., incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.20
Stockholders Rights Agreement between Box Ships Inc. and Computershare Trust Company N.A., incorporated by reference to exhibit 4.9 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.21
Box Ships Inc. 2011 Equity Incentive Plan, incorporated by reference to exhibit 4.10 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.22	Box Ships Inc. First Amended and Restated 2011 Equity Incentive Plan.

4.23
Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to exhibit 4.11 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.24
Registration Rights Agreement, dated as of April 19, 2011, by and among Box Ships Inc., Proplous Navigation Inc. and Paragon Shipping Inc., incorporated by reference to exhibit 4.12 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.25
Purchase Agreement between Eridanus Trader Co. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. Box Trader, incorporated by reference to exhibit 4.13 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.26
Purchase Agreement between Ardelia Navigation Limited and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. Box Voyage, incorporated by reference to exhibit 4.14 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.r

4.27
Purchase Agreement between Delfis Shipping Company S.A. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. CMA CGM Kingfish, incorporated by reference to exhibit 4.15 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.28
Purchase Agreement between Proplous Navigtion S.A. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. CMA CGM Marlin, incorporated by reference to exhibit 4.16 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.29
Loan Agreement between Box Ships Inc., as Borrower, and Paragon Shipping Inc., as Lender, relating to an unsecured loan of up to $30.0 million, incorporated by reference to exhibit 4.17 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.30
Purchase Option Agreement between Box Ships Inc. and Paragon Shipping Inc., incorporated by reference to exhibit 4.18 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.31
Executive Services Agreement, incorporated by reference to exhibit 4.19 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.32	Addendum No. 1 to the Executive Services Agreement, dated April 19, 2011, by and between Box Ships Inc. and Allseas Marine S.A.

4.33
Commitment Letter from ABN AMRO Bank N.V. dated March 28, 2011, filed as exhibit 10.14 to Box Ships Inc.'s Registration Statement on Form F-1 (File No. 333-173280), filed with the United States Securities and Exchange Commission on April 4, 2011 and incorporated by reference herein.

4.34
Loan Agreement by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee, dated May 6, 2011 relating to a loan facility of up to $100,000,000, incorporated by reference to exhibit 4.21 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.35
Guarantee, by and between Box Ships Inc., as Guarantor, and ABN AMRO Bank N.V., as Security Trustee, dated May 6, 2011, relating to a Loan Agreement by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee, dated May 6, 2011 relating to a loan facility of up to $100,000,000, incorporated by reference to exhibit 4.22 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.36
Amending and Restating Agreement, dated August 9, 2012, relating to a loan facility of (originally) up to $100,000,000, dated May 6, 2011, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and Box Ships Inc., as Corporate Guarantor, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Security Trustee and Swap Bank.

4.37
Commitment Letter from UniCredit Bank AG dated March 29, 2011, filed as exhibit 10.15 to Box Ships Inc.'s Registration Statement on Form F-1 (File No. 333-173280), filed with the United States Securities and Exchange Commission on April 4, 2011 and incorporated by reference herein.

4.38
Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000, incorporated by reference to exhibit 4.24 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.39
First Supplemental Letter, dated October 27, 2011, to the Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000, incorporated by reference to exhibit 4.25 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.40
Second Supplemental Letter, dated February 8, 2013, to the Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000. as amended by a first supplemental letter dated October 27, 2011.

4.41
Guarantee, by and between Box Ships Inc., as Guarantor, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000, incorporated by reference to exhibit 4.26 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.42
Loan Agreement, by and between Box Ships Inc., as Borrower, and Commerzbank AG, as Lender and Security Trustee, and Commerzbank AG, as Swap Bank, dated July 29, 2011, relating to a term loan of up to $30,250,000, incorporated by reference to exhibit 4.27 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.43
Supplemental Agreement, dated March 14, 2012, between Box Ships Inc. and Commerzbank AG, to the loan agreement dated July 29, 2011 for a loan facility of up to $30,250,000, incorporated by reference to exhibit 4.39 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.44
Loan Agreement, dated July 18, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, , relating to a secured term loan facility of up to $22,000,000, incorporated by reference to exhibit 4.28 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.45
First Supplemental Letter, dated May 7, 2012, to the Loan Agreement, dated July 18, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $22,000,000.

4.46
Loan Agreement, dated July 12, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $22,000,000, incorporated by reference to exhibit 4.29 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.47
First Supplemental Letter, dated May 7, 2012, to the Loan Agreement, dated July 12, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $22,000,000.

4.48
Manning Agreement, dated May 17, 2011, between Allseas Marine S.A. and Crewcare Inc., incorporated by reference to exhibit 4.30 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.49
Manning Agreement, dated July 14, 2011, between Lawry Shipping Ltd. and Crewcare Inc., incorporated by reference to exhibit 4.31 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.50
Manning Agreement, dated April 20, 2011, between Amorita Development Inc. and Crewcare Inc., incorporated by reference to exhibit 4.32 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.51
Manning Agreement, dated April 19, 2011, between Efploias Shipping Co. and Crewcare Inc., incorporated by reference to exhibit 4.33 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.52
Manning Agreement, dated April 19, 2011, between Polyaristi Navigation Co. and Crewcare Inc., incorporated by reference to exhibit 4.34 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.53
Manning Agreement, dated May 11, 2011, between Tacita Oceanway Carrier Co. and Crewcare Inc., incorporated by reference to exhibit 4.35 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.54
Manning Agreement, dated May 11, 2011, between Alaqua Marine Limited and Crewcare Inc., incorporated by reference to exhibit 4.36 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.55
Manning Agreement, dated April 20, 2011, between Aral Sea Shipping S.A. and Crewcare Inc., incorporated by reference to exhibit 4.37 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.56
Lease agreement between Box Ships Inc. and Granitis Glyfada Real Estate Ltd., incorporated by reference to exhibit 4.38 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2011.

4.57
Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO  Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee.

4.58
Guarantee, dated June 27, 2012, between Box Ships Inc., as Guarantor, and ABN AMRO Bank N.V., as Security Trustee, relating to a Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO  Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee.

4.59	Accounting Agreement, dated September 12, 2012, by and between Box Ships Inc. and Allseas Marine S.A.

4.60	Compensation Agreement, dated September 12, 2012, by and between Box Ships Inc. and Allseas Marine S.A.

4.61	Share Purchase Agreement, dated June 12, 2012, by and between Box Ships Inc. and Neige International Inc.

4.62	Registration Rights Agreement, dated June 12, 2012, by and between Box Ships Inc. and Neige International Inc.

4.63	First Amendment, dated July 18, 2012, to the Registration Rights Agreement, dated June 12, 2012, by and between Box Ships Inc. and Neige International Inc.

4.64	Letter, dated July 18, 2012, from Box Ships Inc. to Neige International Inc.

8.1	Subsidiaries of Box Ships Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15	Consent of independent registered public accounting firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President and Chief Executive Officer
Dated: March 8, 2013

INDEX TO FINANCIAL STATEMENTS

BOX SHIPS INC.	Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2012	F-3
Consolidated Statements of Comprehensive Income / (Loss) for the period from May 19, 2010 (inception) to December 31, 2010 and for the years ended December 31, 2011 and 2012	F-4
Consolidated Statements of Stockholders' Equity for the period from May 19, 2010 (inception) to December 31, 2010 and for the years ended December 31, 2011 and 2012	F-5
Consolidated Statements of Cash Flows for the period from May 19, 2010 (inception) to December 31, 2010 and for the years ended December 31, 2011 and 2012	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Box Ships, Inc.
Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated balance sheets of Box Ships Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income/(loss), stockholders’ equity, and cash flows for the period from May 19, 2010 (inception) to December 31, 2010, and for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Box Ships Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for the period from May 19, 2010 (inception) to December 31, 2010 and for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
March 8, 2013

BOX SHIPS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars, except for share data)
		December 31, 2011	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$7,150,155	$7,141,452
Restricted cash		4,740,000	5,740,000
Trade receivables		653,265	487,950
Prepaid expenses and other receivables		616,012	488,289
Due from related parties	Note 3	1,855,151	3,987,430
Inventories		1,280,208	1,733,045
Total current assets		16,294,791	19,578,166

FIXED ASSETS:
Vessels, net	Note 4	366,693,595	401,106,072
Other fixed assets, net	Note 4	275,752	222,362
Total fixed assets		366,969,347	401,328,434

OTHER NON-CURRENT ASSETS:
Intangible assets	Note 5	10,386,137	17,878,888
Other assets		2,500,611	2,018,381
Restricted cash		5,260,000	4,260,000

Total Assets		$401,410,886	$445,063,869

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade accounts payable		$938,027	$2,197,629
Accrued expenses	Note 6	1,553,371	1,913,336
Interest rate swaps	Notes 8, 9	-	397,964
Due to related parties	Note 3	928,662	35,834
Deferred income		1,237,708	946,614
Current portion of long-term debt	Note 7	17,700,000	22,700,000
Loan due to a related party	Note 7(f)	-	14,000,000
Dividends on preferred shares payable	Note 10	-	468,506
Total current liabilities		22,357,768	42,659,883

LONG-TERM LIABILITIES:
Long-term debt	Note 7	178,500,000	179,550,000
Loan due to a related party	Note 7(f)	15,000,000	-
Interest rate swaps	Notes 8, 9	-	253,932
Below-market acquired time charters	Note 5	3,192,041	1,820,771
Total long-term liabilities		196,692,041	181,624,703

Total liabilities		219,049,809	224,284,586

COMMITMENTS AND CONTINGENCIES	Note 16	-	-

STOCKHOLDERS’ EQUITY:
Common stock, par value $0.01; 475,000,000 shares authorized; 16,317,000 and 20,926,715 shares issued and outstanding at December 31, 2011, and 2012, respectively	Note 10	163,170	209,267
Preferred stock, par value $0.01; 25,000,000 shares authorized; 0 and 640,692 shares issued and outstanding at December 31, 2011 and 2012, respectively	Note 10	-	6,407
Additional paid-in capital	Note 10	176,496,943	218,810,448
Accumulated other comprehensive loss	Notes 8, 9	-	(651,896)
Retained earnings		5,700,964	2,405,057
Total stockholders’ equity		182,361,077	220,779,283

Total Liabilities and Stockholders’ Equity		$401,410,886	$445,063,869

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
FOR THE PERIOD FROM MAY 19, 2010 (INCEPTION) TO DECEMBER 31, 2010
AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012
(Expressed in United States Dollars, except for share data)

		For the period from May 19, 2010 (Inception) to December 31, 2010	2011	2012
REVENUES:
Time charter revenues	Note 5	$-	$39,134,328	$67,317,050
Commissions		-	(368,434)	(562,340)
Commissions – related party	Note 3	-	(493,232)	(866,568)
Net Revenues		0	38,272,662	65,888,142

EXPENSES:
Voyage expenses		-	486,158	2,522,736
Vessels operating expenses	Note 12	-	8,170,703	15,774,453
Vessels operating expenses – related party	Notes 3, 12	-	246,744	512,579
Dry-docking expenses		-	-	1,986,897
Dry-docking expenses, related party	Note 3	-	-	75,493
Management fees charged by a related party	Note 3	-	1,350,685	2,370,144
Depreciation	Note 4	-	8,050,079	15,027,280
General and administrative expenses	Note 13	2,051	1,057,119	3,080,971
General and administrative expenses – related party	Notes 3, 13	-	1,443,350	2,839,865
Operating (loss) / income		(2,051)	17,467,824	21,697,724

OTHER INCOME / (EXPENSES):
Interest and finance costs		(108)	(4,070,152)	(7,814,228)
Interest and finance costs – related party	Note 3	-	(508,019)	(675,856)
Interest income		-	10,444	16,796
Foreign currency (loss) / gain, net		(1,663)	53,289	(48,272)
Total other expenses, net		(1,771)	(4,514,438)	(8,521,560)

NET (LOSS) / INCOME		$(3,822)	$12,953,386	$13,176,164

Other Comprehensive Loss
Unrealized loss on cash flow hedges		-	-	(651,896)
Total Other Comprehensive Loss		0	0	(651,896)

COMPREHENSIVE (LOSS) / INCOME		$(3,822)	$12,953,386	$12,524,268

(Loss) / Earnings per capital stock / common share, basic	Note 14	$(38.22)	$0.83	$0.56
(Loss) / Earnings per capital stock / common share, diluted	Note 14	$(38.22)	$0.83	$0.54

Weighted average number of capital stock / common shares outstanding, basic	Note 14	100	15,433,519	17,980,980
Weighted average number of capital stock / common shares outstanding, diluted	Note 14	100	15,433,519	20,396,633

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM MAY 19, 2010 (INCEPTION) TO DECEMBER 31, 2010
AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012
(Expressed in United States Dollars, except for share data)

	Capital Stock		Common Stock		Preferred Stock
	Number of shares	Par Value	Number of shares	Par Value	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total

BALANCE, May 19, 2010 (Date of Incorporation)	-	$-	-	$-	-	$-	$-	$-	$-	$-

Issuance of capital stock	100	-	-	-	-	-	-	-	-	-
Comprehensive loss	-	-	-	-	-	-	-	-	(3,822)	(3,822)

BALANCE, December 31, 2010	100	$-	-	$-	-	$-	$-	$-	$(3,822)	$(3,822)

Cancellation of capital stock	(100)	-	-	-	-	-	-	-	-	-
Issuance of common shares, net of issuance costs	-	-	16,000,000	160,000	-	-	176,178,010	-	-	176,338,010
Share-based compensation	-	-	317,000	3,170	-	-	318,933	-	-	322,103
Total comprehensive income	-	-	-	-	-	-	-	-	12,953,386	12,953,386
Dividends paid on common shares ($0.45 per share)	-	-	-	-	-	-	-	-	(7,248,600)	(7,248,600)

BALANCE, December 31, 2011	-	$-	16,317,000	$163,170	-	$-	$176,496,943	$-	$5,700,964	$182,361,077

Issuance of preferred stock, net of issuance costs	-	-	-	-	1,333,333	13,333	38,382,224	-	-	38,395,557
Issuance of common shares, net of issuance costs	-	-	4,285,715	42,857	-	-	28,006,517	-	-	28,049,374
Redemption of preferred stock	-	-	-	-	(692,641)	(6,926)	(19,009,793)	-	(1,762,511)	(20,779,230)
Share-based compensation	-	-	324,000	3,240	-	-	1,222,036	-	-	1,225,276
Total comprehensive income	-	-	-	-	-	-	-	(651,896)	13,176,164	12,524,268
Dividends paid on common shares ($1.08 per share)	-	-	-	-	-	-	(6,287,479)	-	(13,471,044)	(19,758,523)
Dividends on preferred shares	-	-	-	-	-	-	-	-	(1,238,516)	(1,238,516)

BALANCE, December 31, 2012	-	$-	20,926,715	$209,267	640,692	$6,407	$218,810,448	$(651,896)	$2,405,057	$220,779,283

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM MAY 19, 2010 (INCEPTION) TO DECEMBER 31, 2010
AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012
(Expressed in United States Dollars)
	For the period from May 19, 2010 (Inception) to December 31, 2010	2011	2012
Cash Flows from Operating Activities:
Net (loss) / income	$(3,822)	$12,953,386	$13,176,164
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	-	8,050,079	15,027,280
Amortization of intangibles	-	1,054,959	4,184,861
Amortization of financing costs	-	322,952	601,304
Share-based compensation	-	322,103	1,225,276
Changes in assets and liabilities:
Trade receivables	-	(653,265)	165,315
Prepaid expenses and other receivables	-	(616,012)	127,723
Due from related parties	-	(1,855,151)	(2,132,279)
Inventories	-	(1,232,576)	(337,318)
Other assets	-	(2,618)	-
Trade accounts payable	-	851,925	1,294,345
Accrued expenses	-	1,352,307	383,184
Due to related parties	3,822	93,612	(892,828)
Deferred income	-	1,237,708	(291,094)
Net Cash from Operating Activities	0	21,879,409	32,531,933

Cash Flows from Investing Activities:
Acquisition of vessels, attached intangibles and related capital expenditures	-	(328,521,029)	(62,413,713)
Other fixed assets acquired	-	(293,080)	(6,842)
Increase in restricted cash	-	(10,000,000)	-
Net Cash used in Investing Activities	0	(338,814,109)	(62,420,555)

Cash Flows from Financing Activities:
Proceeds from long-term debt	-	204,250,000	25,000,000
Proceeds from long-term loan from a related party	-	30,000,000	-
Repayment of long-term debt	-	(8,050,000)	(18,950,000)
Repayment of long-term loan from a related party	-	(15,000,000)	(1,000,000)
Payment of financing costs	-	(2,581,410)	(327,820)
Proceeds from the issuance of common shares	-	123,182,340	28,539,005
Proceeds from the issuance of preferred shares	-	-	38,499,990
Payment of other offering costs	-	(467,475)	(573,493)
Redemption of preferred shares	-	-	(20,779,230)
Dividends paid on common shares	-	(7,248,600)	(19,758,523)
Dividends paid on preferred shares	-	-	(770,010)
Net Cash from Financing Activities	0	324,084,855	29,879,919

Net increase / (decrease) in cash and cash equivalents	0	7,150,155	(8,703)

Cash and cash equivalents at the beginning of the period / year	0	0	7,150,155

Cash and cash equivalents at the end of the period / year	$0	$7,150,155	$7,141,452

Supplemental disclosure of cash flow information
Cash paid during the period / year for interest	$-	$3,281,283	$7,221,373

Non-cash Financing and Investing activities:
Dividends on preferred shares	$-	$-	$468,506
Non-cash financing activities (represent offering costs)	$425,142	$1,070,763	$-
Fair value consideration of shares issued for vessels acquisitions	$-	$54,454,373	$-

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

On July 18, 2012, Box Ships completed a public offering of 4,285,715 common shares at a public offering price of $7.00 per share.

As of December 31, 2012, Paragon and Mr. Michael Bodouroglou, the Company’s Chairman, President and Chief Executive Officer, beneficially owned approximately 16.4% and 11.4%, respectively, of the Company’s outstanding common stock and have the ability to exercise influence over the Company’s operations.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and present the results of operations and cash flows for the period from May 19, 2010 (inception) to December 31, 2010 of Box Ships Inc. and the consolidated financial statements of Box Ships Inc. and its wholly-owned subsidiaries (collectively the “Company”) listed below as of December 31, 2011 and 2012 and for the years then ended. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying consolidated financial statements.

i)	Vessel owning subsidiaries:

Vessel Owning Company	Company Acquisition Date	Vessel Acquisition Date	Vessel’s Name	Built	TEU4
Polyaristi Navigation Co.1	April 20, 2011	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. 1	April 20, 2011	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. 1	April 20, 2011	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. 1	May 2, 2011	May 31, 2011	CMA CGM Marlin	2007	5,095
Aral Sea Shipping S.A. 1	April 20, 2011	May 19, 2011	Maersk Diadema (formerly the MSC Siena)	2006	4,546
Amorita Development Inc.1	April 20, 2011	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd2	June 7, 2011	August 3, 2011	MSC Emma	2004	5,060
Triton Shipping Limited3	June 11, 2012	June 25, 2012	OOCL Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited3	June 11, 2012	July 5, 2012	OOCL China	1996	5,344

ii)	Non-vessel owning subsidiary - dormant:

Ardal International Co.2

1 Incorporated in Liberia.
2 Incorporated in Marshall Islands.
3 Incorporated in Hong Kong.
4 TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

1.           Basis of Presentation and General Information - Continued

The Company is engaged in the transportation of containers worldwide through the ownership and operation of containership vessels. The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. (“Allseas”), a related party wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer.

The following charterers individually accounted for more than 10% of the Company’s time charter revenue for the years ended December 31, 2011 and 2012:

	% of time charter revenue
Charterer	2011	2012
Compania Sud Americana De Vapores S.A.	47%	31%
CMA CGM	26%	24%
A.P. Moller - Maersk A/S	16%	15%
Mediterranean Shipping Co. S.A.	11%	15%
Orient Overseas Container Line Limited	-	14%

2.           Significant Accounting Policies

(a)
Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated.

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

(c)
Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of stockholders’ equity. The Company has elected to present net income and other comprehensive income in a single continuous statement of income and comprehensive income in its financial statements.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the statement of comprehensive income. As of December 31, 2011 and 2012, the Company had no foreign currency derivative instruments.

(e)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company’s borrowing arrangements. The minimum liquidity requirements per vessel with an obligation to retain such funds with a specific bank and pledged accounts which are not expected to be terminated within the next twelve months are classified as non-current assets, whereas the remaining portion to the minimum liquidity on a group level, and amounts held in retention accounts for short-term debt service purposes, are classified as current assets.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

(g)
Trade Receivables: Trade receivables reflect receivables from time charters, net of an allowance for doubtful accounts. At the balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the periods presented was $0.

(h)
Inventories: Inventories consist of lubricants and stores on board the vessels. When vessels are unemployed or are operating in the spot market, bunkers on board are recorded in inventories. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

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

(j)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets “held and used” for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

(k)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $150 per lightweight ton.

Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard, including secondhand vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(l)	Dry-Docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

(m)
Above / Below Market Acquired Time Charters / Other Intangible Assets: When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, or in certain instances with attached manning agreements below prevailing market rates, the Company allocates the purchase price of the vessel and the attached time charter / manning agreement on a relative fair value basis.

The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue.

Other intangible assets relate to attached crew manning agreements providing that the charterer will be responsible for the crew cost during the term of the charter. The fair value of the attached manning agreements is computed as the present value of the crew cost savings. The asset recorded is amortized over the remaining period of the time charters as an addition to vessels operating expenses.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

2.           Significant Accounting Policies - Continued

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

(r)
Share Based Compensation: Share based payments to employees and directors are recognized in the statement of comprehensive income based on their grant date fair values and amortized over the required service period.

(s)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters) or by geographical region as the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the Chief Executive Officer being the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

(t)
Derivatives: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income / (loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception of whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in current period earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to current period earnings as financial income or expense.

(u)	Fair value of financial instruments: The fair value of the interest rate derivatives is based on a discounted cash flow analysis.

In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data.

(v)
Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Non-vested share awards issued are included in the two-class method and income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The dividends recorded in the financial statements that are applicable to the 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares (the “Series B-1 Preferred Shares”), discussed in Note 10, reduce the income available to common shareholders, even if not declared, since the dividends are cumulative. In the event of redemption of preferred stock, the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock, net of issuance costs, is subtracted from net income to arrive at income available to common shareholders. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non vested stock awards for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized and common shares issuable upon exercise of the Company’s outstanding warrants, to the extent that they are dilutive, using the treasury method. The if-converted method is used to compute the dilutive effect of the Company’s Series B-1 Preferred Shares. Under this method, dividends attributable to the Series B-1 Preferred Shares are added back to income available to common shareholders and the Series B-1 Preferred Shares are assumed to have been converted at the share price applicable at the end of the period. The if-converted method is applied to the computation of diluted EPS only if the effect is dilutive.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

(w)
Dividends: The Company records dividends to common shareholders on the date the dividends are declared. Dividends on Series B-1 Preferred Shares are cumulative and are recorded on an accrual basis. Dividends are recorded in equity by charges against retained earnings or, in the absence of retained earnings on the date of recording, by charges against additional paid-in capital.

(x)
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

(y)
Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s consolidated financial statements in the current period or expected to have an impact on future periods.

3.	Transactions with Related Parties

(a)
Paragon Shipping Inc.: Box Ships Inc. was formed by Paragon on May 19, 2010, to specialize in the container shipping industry. Paragon paid on behalf of the Company for the pre-offering costs relating to the listing of the Company’s shares on NYSE in April 2011, which were reimbursable to Paragon, along with other minor operating expenses relating to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to the Company. As of December 31, 2011 and 2012, Paragon had 21.1% and 16.4% interest in Box Ships Inc., respectively. The amount due to Paragon, as of December 31, 2011, of $924,058 was fully repaid in July 2012. In addition, in 2011, Paragon granted the Company an unsecured loan (Note 7(f)). Interest charged on the loan during 2011 and 2012 amounted to $508,019 and $675,856, respectively.

(b)
Granitis Glyfada Real Estate Ltd. (“Granitis”) - Leasing: On June 1, 2011, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company’s Chairman, President and Chief Executive Officer. The monthly rental was €500 (or $660 using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg) plus 3.6% tax. The term of the lease was for 1 year beginning June 1, 2011 and expiring on May 31, 2012. On June 26, 2012, the rental agreement was extended for 1 year beginning on June 1, 2012 and expiring on May 31, 2013. The monthly rental is €1,000 (or $1,319 using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg) plus 3.6% tax, resulting in a commitment of approximately $6,834 as of December 31, 2012, based on a $/€ exchange rate as of December 31, 2012 of $1.3194:€1.00. Upon expiration and in case of renewal, the rental will be adjusted annually for inflation increases. Rent expense under this lease for the years ended December 31, 2011 and 2012 amounted to $5,114 and $12,577, respectively, and is included in General and administrative expenses – related party in the accompanying statements of comprehensive income.

(c)	Allseas Marine S.A:

A. Ship-Owning Companies Management Agreements: The Company outsources the technical and commercial management of its vessels to Allseas, pursuant to management agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least three months' advance notice of termination is given by either party, and provide for the following:

(i) Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“charter hire commission”).

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

3.           Transactions with Related Parties – Continued

(ii) Vessel Commissions – A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of the Company, is payable to Allseas.

(iii) Management Fees – A fixed monthly technical management fee of €620 per vessel per day (or $818 per vessel, per day using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg) was payable by the Company to Allseas, adjusted on June 1, 2012 to €634.88 (or $838 per vessel, per day using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg), which will be adjusted annually in accordance with the official Eurozone inflation rate.

(iv) Pre-Delivery Services – A lump sum fee of $15,000 is payable to Allseas, for pre-delivery services provided, during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v) Superintendent Fees – A fee of €500 per day (or $660 per day using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg) is payable to Allseas for each day in excess of 5 days per calendar year for which a Superintendent performs on site inspection.

Each month, the Company makes an advance payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount advanced to Allseas over payments made by Allseas for Company’s operating expenses is included in Due from related parties. As of December 31, 2011 and 2012, the amounts due from Allseas were $1,820,693 and $3,952,972, respectively.

B. Administrative Services Agreement: The Company entered into an administrative service agreement with Allseas on April 19, 2011. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for the Company’s offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis. As of December 31, 2011 and 2012, the amounts due under the agreement were $7,733 and $9,251, respectively, and are included in amounts due from related parties.

C. Executive Services Agreement: The Company entered into an executive services agreement with Allseas on April 19, 2011, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. In connection with the provision of services under the agreement, Allseas is entitled to an executive services fee of $1,800,000 per annum payable in twelve monthly installments. The executive services fee shall be reviewed annually or occasionally by the Company’s Board of Directors. For the years ended December 31, 2011 and 2012, the Company’s Board of Directors granted an incentive compensation for executive services amounting to $130,430 and $792,660, respectively. An amount of $150,000 was due under the agreement for each of the years ended December 31, 2011 and 2012, and is included in amounts due from related parties.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

3.           Transactions with Related Parties – Continued

D. Accounting Agreement: On September 12, 2012, the Company entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas provides financial, accounting and financial reporting services. The agreement has an initial term of one year and automatically renews for successive one-year term unless terminated earlier. In connection with the provision of financial and accounting services under the agreement, Allseas is entitled to a financial and accounting services fee of €250,000 per annum (or $329,850 per annum using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg), paid quarterly in arrears. In connection with the provision of the financial reporting services under the agreement, Allseas is entitled to a financial reporting fee of $30,000 per vessel per annum, paid quarterly in arrears. The financial and accounting services fee and the financial reporting fee shall be revised by the Company’s Board of Directors. These fees are included in General and administrative expenses – related party. As of December 31, 2012, the amount due under the agreement was $150,517, and is included in amounts due from related parties.

E. Compensation Agreement: On September 12, 2012, the Company entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of its fleet, it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000 (or $3,958,200 using an exchange rate of $1.3194:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2012, according to Bloomberg).

The following amounts charged by Allseas are included in the consolidated statement of comprehensive income:

	2011	2012
A(i) - Charter hire commissions	$493,232	$866,568
A(iii) - Management fees	$1,350,685	$2,370,144
A(v) – Superintendent fees (included in Vessels operating expenses – related party)	$127,822	$324,052
A(v) – Superintendent fees (included in Dry-docking expenses – related party)	$-	$75,493
B – Administrative fees (included in General and administrative expenses – related party)	$22,806	$35,034
C – Executive services fees (included in General and administrative expenses – related party)	$1,415,430	$2,592,660
D – Financial, accounting and financial reporting services fee (included in General and administrative expenses – related party)	$-	$199,594

In addition to the above, during 2011 and 2012, vessel commissions, pre-delivery services and superintendent fees incurred which were capitalized and included in the cost of the vessels amounted to $1,983,750 and $670,988, respectively. Allseas did not charge any fees or commissions in 2010.

(d)
Manning Agency Agreements: Each ship-owning company, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, has a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company’s Chairman, President and Chief Executive Officer, based in Manila, Philippines. Manning services are being provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, and an one-time recruitment fee of $120 per seaman. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred for the years ended December 31, 2011 and 2012, amounted to $118,922 and $188,527, respectively, and are included in Vessels operating expenses – related party. As of December 31, 2011 and 2012, the amounts due to Crewcare Inc. were $4,604 and $35,834, respectively, and are included in Due to related parties in the accompanying consolidated balance sheets.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

3.	Transactions with Related Parties – Continued

(e)
Proplous Navigation S.A. (“Proplous”): On April 19, 2011, the Company entered into a Memorandum of Agreement with Proplous, a company owned by the Company’s Chairman, President and Chief Executive Officer for the acquisition of CMA CGM Marlin. Certain costs of $34,458 were paid by the Company and are due from Proplous as of December 31, 2011 and 2012 and are included in Due from related parties in the accompanying consolidated balance sheets.

4.           Vessels, Net and Other Fixed Assets, Net

In April and May 2011, the Company acquired from Paragon the Box Voyager, Box Trader and CMA CGM Kingfish for a total consideration of $105,000,000 in cash and 3,437,500 shares of the Company’s common stock.

In May 2011, the Company also acquired from Proplous, a company beneficially owned by the Company’s Chairman, President and Chief Executive Officer, the CMA CGM Marlin for a consideration of $29,500,000 in cash and 1,562,500 shares of the Company’s common stock. In addition, in May 2011, the Company acquired from unaffiliated third parties, the Maule and the Maersk Diadema (formerly the MSC Siena) for a total consideration of $138,875,000.

In June 2011, the Company acquired from an unaffiliated third party the MSC Emma for a consideration of $55,000,000.

On May 14, 2012, Allseas entered into agreements with subsidiaries of Orient Overseas Container Line Ltd. (“OOCL”), which were assigned to the Company in June 2012, to acquire the OOCL Hong Kong, a 1995-built, 5,344 TEU containership that was delivered to the Company on June 25, 2012, and the OOCL China, a 1996-built, 5,344 TEU containership that was delivered to the Company on July 5, 2012, for an aggregate purchase price of $62,310,000 and which include three-year charters to OOCL that commenced upon delivery of the vessels to the Company at a gross daily charter rate of $26,800 per vessel and manning agreements for the three-year period below market rates. The allocation of the aggregate purchase price to the vessels and the attached intangibles using a relative fair value basis resulted in $49,261,117, allocated to vessels’ cost and $13,048,883 allocated to intangible assets (Note 5).

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2011	$-	$-	$-
Vessel acquisitions	374,726,346	-	374,726,346
Depreciation	-	(8,032,751)	(8,032,751)
Balance, December 31, 2011	$374,726,346	$(8,032,751)	$366,693,595
Vessel acquisitions	49,379,525	-	49,379,525
Depreciation	-	(14,967,048)	(14,967,048)
Balance, December 31, 2012	$424,105,871	$22,999,799	$401,106,072

All the Company’s vessels are first-priority mortgaged as collateral to secure the bank loans discussed in Note 7. No impairment loss was recorded during 2011 and 2012.

As of December 31, 2011 and 2012, other fixed assets amounted to $293,080 and $299,922, respectively, and consist of computer systems installed on board the vessels to improve their efficiency. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation for other fixed assets is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years. Depreciation charged for 2011 and 2012 amounted to $17,328 and $60,232, respectively.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

5.           Above / Below Market Acquired Time Charters / Other Intangible Assets

The Company acquired five vessels with attached time charter contracts having rates, which were above the market rates, while another two vessels were acquired with attached time charter contracts having rates, which were below the market rates. The above and below market acquired time charters recorded on acquisition amounted to $22,149,258 and $4,020,335, respectively and are amortized / accreted over the remaining period of the time charters as a reduction or addition, respectively, to time charter revenues. Such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $1,883,253 and $828,294, for the year ended December 31, 2011 and $5,020,381 and $1,371,270, for the year ended December 31, 2012, respectively.

The carrying value of the above and below market acquired time charters as of December 31, 2012 is expected to be amortized / accreted as follows:

For the year:	Above Market Acquired Time Charters	Below Market Acquired Time Charters
2013	$6,634,237	$1,367,523
2014	5,278,905	453,248
2015	2,886,081	-
2016	446,401	-
Total	$15,245,624	$1,820,771

In addition, in relation to the acquisition of OOCL Hong Kong and OOCL China, the Company recorded other intangible assets of $3,169,014, relating to the attached manning agreements at below market rates. Such amortization for the years ended December 31, 2011 and 2012 amounted to $0 and $535,750, respectively. Other intangible assets are amortized over the three-year time charter period as an addition, to crew costs, which are included in Vessels Operating Expenses.

The carrying value of other intangible assets as of December 31, 2012 is expected to be amortized as follows:

For the year:	Other Intangible Assets
2013	$1,056,338
2014	1,056,338
2015	520,588
Total	$2,633,264

6.           Accrued Expenses

	December 31,
	2011	2012
Accrued loan and swap interest	$823,050	$1,206,238
Accrued vessel voyage and operating expenses	348,481	486,503
Accrued professional fees	342,213	180,120
Other sundry liabilities and accruals	39,627	40,475
Total	$1,553,371	$1,913,336

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

7.           Long-term Debt

The table below presents the loans outstanding as of December 31, 2011 and 2012:

	December 31,
	2011	2012
Secured bank debt:
(a)ABN AMRO Bank	$96,150,000	$88,450,000
(b)Unicredit Bank	28,500,000	25,500,000
(c)Credit Suisse	42,100,000	38,300,000
(d)Commerzbank	29,450,000	26,250,000
(e)ABN AMRO Bank	-	23,750,000
Unsecured debt:
(f) Paragon Shipping Inc., a related party	15,000,000	14,000,000
Total	$211,200,000	$216,250,000

Presented as follows:
Current portion of long-term debt	$17,700,000	$22,700,000
Loan due to a related party	-	14,000,000
Long-term debt	193,500,000	179,550,000
Total	$211,200,000	$216,250,000

The minimum annual principal payments, in accordance with the loan agreements, required to be made after December 31, 2012 are as follows:

During the year ending December 31,:
2013	$36,700,000
2014	22,700,000
2015	31,450,000
2016	17,700,000
2017	97,450,000
Thereafter	10,250,000
Total	$216,250,000

(a)
ABN AMRO Bank: On May 6, 2011, the Company entered into a loan agreement for $100,000,000 to partially refinance the acquisition of Box Voyager and Box Trader and to partially finance the acquisition of Maule. The loan is payable in twenty four consecutive quarterly installments of $1,925,000, commencing in August 2011, plus a balloon payment of $53,800,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 3%. On August 9, 2012, the Company entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% to HSH Nordbank AG and 32% to ITF International Transport Finance Suisse AG.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

7.           Long-term Debt - Continued

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

(d)
Commerzbank: On July 29, 2011, the Company entered into a loan agreement for $30,250,000, to partially finance the acquisition of MSC Emma. The loan is payable in twenty eight consecutive quarterly installments of $800,000, commencing in November 2011, plus a balloon payment of $7,850,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.35%, while the balance of the loan is less than 60% of value of the collateral securing the loan and LIBOR plus 2.65%, while the balance of the loan is greater than 60% of value of the collateral securing the loan. On March 14, 2012, the loan agreement was amended, requiring that the Net Worth, discussed below, be above $125,000,000 in the first quarter of 2012, above $130,000,000 in the second through fourth quarters of 2012 and be restored to at least $150,000,000 with effect from January 1, 2013.

(e)
ABN AMRO Bank: On June 27, 2012, the Company entered into a loan agreement for $25,000,000 to partially refinance the acquisition of OOCL Hong Kong and OOCL China. The loan is payable in twelve consecutive quarterly installments of $1,250,000, commencing in October 2012, plus a balloon payment of $10,000,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 3.75%.

(f)
Paragon Shipping Inc.: On May 27, 2011, the Company entered into a loan agreement for $30,000,000 for general corporate purposes and working capital needs. The loan is payable in one installment on the second anniversary of the Company’s IPO. The loan may be prepaid in whole or in part at any time during the life of the facility. The loan bears interest at LIBOR plus a margin of 4%. In August 2011, November 2012 and February 2013, the Company prepaid $15,000,000, $1,000,000 and $1,000,000, respectively.

Debt Securities: All secured loans are secured by first priority mortgages on the vessels discussed above and first assignments of all freights, earnings and insurances. The loan agreements also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender’s prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business. The loan agreements also require that Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of the Company. The loans include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents, and prohibit the Company from paying dividends if the Company is in default on its loans and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. In addition, all secured loan agreements contain minimum asset cover ratios ranging between 120% and 140%; according to the provisions of each individual loan agreement with the relevant bank.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

7.	Long-term Debt - Continued

Debt Covenants: The secured loan agreements contain the following financial covenants, calculated on a consolidated basis, determined according to the provisions of each individual loan agreement with the relevant bank:

•	The ratio of EBITDA to Net Interest Expense shall not be less than 2.5:1;
•	The ratio of Total Debt to EBITDA shall not exceed 5:1;
•	The ratio of Total Debt or Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.65:1;
•	The Market Value Adjusted Net Worth, or Net Worth, depending on the relevant bank, shall not be less than $150,000,000, with the exception of Commerzbank, as discussed above;
•	Liquid Assets shall exceed the higher of $750,000 per Fleet vessel or $10,000,000

As of December 31, 2012, the Company was in compliance with all of its debt covenants.

The weighted average interest rates for the years ended December 31, 2011 and 2012 were 3.28% and 3.47%, respectively.

8.           Interest Rate Swaps

The Company entered into the following interest rate swap agreements in order to hedge its variable interest rate exposure:

	Counterparty	Trade Date	Effective Date	Termination Date	Notional Amount December 31, 2012	Fixed Rate	Floating Rate
1.	Unicredit Bank	March 20, 2012	May 18, 2012	May 18, 2017	$5,100,000	1.48%	3-month USD LIBOR
2.	Credit Suisse AG	April 19, 2012	May 30, 2012	May 30, 2017	$4,787,500	1.20%	3-month USD LIBOR
3.	Credit Suisse AG	June 1, 2012	May 30, 2012	May 30, 2017	$4,787,500	1.0375%	3-month USD LIBOR
4.	Credit Suisse AG	July 4, 2012	August 30, 2012	May 30, 2017	$4,902,400	0.995%	3-month USD LIBOR
5.	Unicredit Bank	July 5, 2012	August 17, 2012	May 18, 2017	$7,650,000	0.98%	3-month USD LIBOR
6.	Credit Suisse AG	July 10, 2012	August 30, 2012	May 30, 2017	$4,902,400	0.935%	3-month USD LIBOR
7.	ABN AMRO	August 8, 2012	October 2, 2012	July 2, 2015	$23,750,000	0.595%	3-month USD LIBOR
8.	ABN AMRO	September 28, 2012	November 6, 2012	May 6, 2017	$11,498,500	0.74%	3-month USD LIBOR
9.	HSH Nordbank	September 28, 2012	November 6, 2012	May 6, 2017	$11,498,500	0.76%	3-month USD LIBOR
					$78,876,800

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.           Interest Rate Swaps – Continued

The notional amounts of the interest rate swap agreements are equally reduced on a quarterly basis until their expiration.

The above swaps qualified for hedge accounting as of December 31, 2012.

9.           Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loans, a loan due to a related party, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.

(a) Interest rate risk: The Company’s long-term bank loans and loan due to a related party are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 8, in order to hedge its variable interest rate exposure.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties and cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month of estimated operating expenses. The Company places its cash and cash equivalents, with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(c) Fair value: The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, restricted cash, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and loan due to a related party approximate the recorded value, due to their variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence long-term bank loans and loan due to a related party are considered Level 2 items in accordance with the fair value hierarchy. The interest rate swaps, discussed in Note 8, are stated at fair value.

The Company’s interest rate swaps qualified for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and records the resulting unrealized losses during the period in Other Comprehensive Loss in the Statement of Stockholders’ Equity. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statement of stockholders’ equity are shown below:

Derivative Instruments designated as hedging instruments
		December 31,
		2011	2012
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$-	$397,964
Interest rate swaps	Long-Term liabilities – Interest rate swaps	-	253,932
Total derivatives		$-	$651,896

Derivative Instruments designated as hedging instruments
		Year Ended December 31,
	Location of Gain/(Loss) Recognized	2011 Gain/(Loss)	2012 Gain/(Loss)
Interest rate swaps – Fair value	Other comprehensive loss	$-	$(651,896)
Total loss on derivatives		$-	$(651,896)

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

9.	Financial Instruments – Continued

The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.

As of December 31, 2011 and 2012, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheets. The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2011 and 2012.

10.         Capital Structure

Under the amended and restated articles of incorporation effective April 11, 2011, the Company's authorized capital stock consists of 500,000,000 registered shares, par value $0.01 per share, of which 475,000,000 shares are designated as common shares and 25,000,000 shares are designated as preferred shares.

(a)	Common Stock:

Box Ships Inc. was incorporated with authorized 100 shares of capital stock at no par value, all of which had been issued to Paragon.

On April 19, 2011, the Company completed its IPO in the United States and listed its shares on the NYSE. In this respect, 11,000,000 shares of common stock, par value $0.01 per share, were issued for $12.0 per share, amounting to $132,000,000. The proceeds to the Company, net of underwriters’ commissions and other related offering expenses, totaled $122,714,865. Following the sale of Box Voyager, Box Trader, CMA CGM Kingfish and CMA CGM Marlin to the Company, 5,000,000 shares were issued as partial payment of the purchase consideration. At the closing of the IPO, Paragon surrendered the 100 shares of capital stock of Box Ships Inc., which were then cancelled.

Each holder of common shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to share equally in any dividends, that the Company's board of directors may declare from time to time, out of funds legally available for dividends. Upon dissolution, liquidation or winding-up, the holders of common shares will be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common shares do not have conversion, redemption or pre-emptive rights.

On July 18, 2012, the Company completed a public offering of 4,285,715 common shares at a public offering price of $7.00 per share, resulting in net proceeds of $28,539,005, after deducting underwriters’ discounts and commissions. A portion of the net proceeds of this offering was used to redeem 692,641 of the Series B Preferred Shares issued to Neige International in the Private Offering at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends.

During 2011 and 2012, 317,000 and 324,000 common shares, respectively, were issued under the Company’s equity incentive plan (Note 11). As of December 31, 2011 and 2012, the Company had a total of 16,317,000 and 20,926,715 common shares outstanding, respectively.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

10.         Capital Structure – Continued

(b)	Preferred Stock:

The authorized preferred stock of the Company consists of 25,000,000 preferred shares, par value $0.01 per share, of which 1,000,000 shares are designated as Series A Participating Preferred Stock which is issuable upon exercise of the preferred stock purchase rights attached to our common shares in accordance with the terms of the Company’s stockholders rights agreement, 2,500,000 shares are designated as Series B Preferred Shares and 2,500,000 shares are designated as Series B-1 Preferred Shares.

On June 12, 2012, the Company completed a private offering (the “Private Offering”), to Neige International Inc. (“Neige International”), a company controlled by the Company’s Chairman, President and Chief Executive Officer, whereby it issued and sold to Neige International 1,333,333 units, each unit consisting of one of the Company’s 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) and one warrant to purchase one of its common shares at an exercise price of $7.74 per share at any time on or prior to June 30, 2017, at an offering price of $28.875 per unit, which resulted in gross proceeds to the Company of $38,499,990.

The Series B Preferred Shares are not convertible into common shares and are subject to redemption at the Company’s option in whole or in part at a redemption price of 100% of the liquidation preference of $30.00 per share at any time on or prior to September 1, 2012, 102.25% of the liquidation preference at any time up to September 1, 2013, 103.75% of the liquidation preference at any time prior to September 1, 2014 and 105% of the liquidation preference thereafter. The Series B Preferred Shares are also subject to mandatory redemption in the event of a change in control.

Holders of the Series B Preferred Shares are entitled to receive cumulative dividends from June 12, 2012 with respect to the Series B Preferred Shares issued on June 12, 2012. Dividends on Series B Preferred Shares shall accrue and be cumulative, on a 30/360 day count basis, at a rate of 9.75% per annum per $30.00 stated liquidation preference per Series B Preferred Share and are payable quarterly on January 1, April 1, July 1 and October 1. Upon certain events, such as a cross default, dividend payment default or a failure to redeem, the dividend rate is subject to increase to an aggregate maximum rate per annum of 25% to a rate that is 1.25 times the dividend rate applicable on the day preceding the date of such event.

On July 1, 2015, any holders of Series B Preferred Shares will, for no additional consideration, receive, on a pro rata basis, common shares representing an aggregate of 5% of the Company’s then outstanding common shares, on a fully diluted basis.

On July 18, 2012, following the closing of the offering, discussed above, the Company redeemed 692,641 of the Series B Preferred Shares at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends and exchanged the remaining outstanding Series B Preferred Shares which were held by Neige International, on a one-for-one basis, with Series B-1 Preferred Shares. The Series B-1 Preferred Shares are identical to the Series B Preferred Shares in all material respects except they have a conversion right, pursuant to which the Company at its sole option, will have the right to convert, in whole or in part at any time from time to time, any outstanding Series B-1 Preferred Shares into common shares. The number of common shares into which each Series B-1 Preferred Share may be converted will be the number of common shares having an aggregate Adjusted Market Price (as defined below) equal to the $30.00 liquidation preference of the Series B-1 Preferred Shares, plus any applicable redemption premium. The Adjusted Market Price of the common shares will be equal to the closing price of the common shares on the New York Stock Exchange, or such other national securities exchange on which the Company’s common shares are then traded, on the record date of the conversion, less 10%.

The Company during 2012 paid to Neige, the only holder of the Company’s Series B-1 Preferred Shares, dividends of $770,010 and declared and accrued dividends of $468,506, which were paid on January 2, 2013.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

10.         Capital Structure – Continued

(c)	Warrants:

The fair value of the warrants on the issuance date was estimated at $1.3413, using the Cox-Rubinstein Binominal methodology. The assumptions used to calculate the fair value of the warrants were as follows:

a.	Underlying stock price of $7.62 being the share price on June 12, 2012
b.	Exercise price of $7.74 based upon agreement
c.	Volatility of 40.58% based upon comparable companies
d.	Time to expiration based upon the contractual life or expected term if applicable
e.	Short-term (risk-free) interest rate based on the treasury securities with a similar expected term
f.	Quarterly dividend of $0.22 per share

The warrants attached to the Series B Preferred Shares provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. As a result, the fair value of the warrants was classified into permanent equity and subsequent changes in fair value will not be recognized in the consolidated financial statements.

11.         Share Based Compensation

Equity incentive plan

On April 19, 2011, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive awards in the form of (a) stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units and (e) unrestricted stock. A total of 2,000,000 shares, as amended in February 2013, were reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant options exercisable at a price per common share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant.

Non-vested share awards

Until the forfeiture of any non-vested share awards, all non-vested share awards regardless of whether vested, give the grantee the right to vote such non-vested share awards and to receive and retain all regular cash dividends paid on such non-vested share awards with no obligation to return the dividend if employment ceases and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the non-vested share awards. All share awards are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. The Company estimates the forfeitures of non-vested share awards to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

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

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

11.         Share Based Compensation - Continued

The details of the non-vested share awards granted are outlined as follows:

	Grant date	Final vesting date	Total shares granted	Grant Date Fair Value
A.	April 19, 2011	April 19, 2014	100,000	$11.050
B.	July 14, 2011	April 19, 2014	8,000	$10.735
C.	December 5, 2011	December 31, 2014	209,000	$10.230
D.	January 2, 2012	December 31, 2014	8,000	$8.660
E.	February 3, 2012	December 31, 2014	1,000	$8.275
F.	November 14, 2012	December 31, 2014	315,000	$5.345

A summary of the activity for non-vested share awards for the year ended December 31, 2012, is as follows:

	Number of shares	Weighted Average Grant Date Fair Value
Non-vested, December 31, 2011	317,000	$10.515
Granted	324,000	$5.489
Vested	(108,667)	$10.47
Non-vested, December 31, 2012	532,333	$8.430

The non-vested share awards under A and B above, vest ratably in annual installments over a three-year period commencing on April 19, 2012 and ending on April 19, 2014. The non-vested share awards under C, D and E above, vest ratably in annual installments over a three-year period commencing on December 31, 2012 and ending on December 31, 2014. The non-vested share awards under F above, vest ratably in annual installments over a two-year period commencing on December 31, 2013 and ending on December 31, 2014. The remaining unrecognized compensation cost amounting to $3,542,801 as of December 31, 2012, is expected to be recognized over the remaining period of 1.9 years, according to the contractual terms of those non-vested share awards.

Share based compensation for the years ended December 31, 2011 and 2012, amounted to $322,103 and $1,225,276, respectively, (2010: $0) and is included in general and administrative expenses.

12.         Vessel Operating Expenses

Vessel operating expenses, including related party amounts, are comprised as follows:

	May 19, 2010 to December 31, 2010	2011	2012
Crew wages and related costs	$-	$3,790,479	$7,238,368
Insurance	-	980,105	1,790,754
Repairs and maintenance	-	560,070	729,419
Spares and consumable stores	-	2,646,333	5,987,478
Miscellaneous expenses	-	440,460	541,013
Total	$-	$8,417,447	$16,287,032

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

13.         General and Administrative Expenses

General and administrative expenses, including related party amounts, are comprised as follows:

	May 19, 2010 to December 31, 2010	2011	2012
Share based compensation	$-	$322,103	$1,225,276
Executive services	-	1,415,430	2,592,660
Non-executive directors’ remuneration	-	85,714	154,836
Office rent	-	5,114	12,577
Fares and traveling expenses	-	48,170	119,113
Personnel and other expenses	-	24,547	64,277
Professional services	-	357,202	1,066,699
Directors and officers insurance	-	64,099	104,241
Stock market annual fees	-	102,392	176,363
Other expenses	2,051	75,698	404,794
Total general and administrative expenses	$2,051	$2,500,469	$5,920,836

14.         Earnings (Loss) Per Share (EPS)

Basic EPS – Common Shares:

Numerator	May 19, 2010 to December 31, 2010	2011	2012
Net (loss) / income available to common shares	$(3,822)	$12,953,386	$13,176,164
Less: Series B-1 Preferred Shares dividends	-	-	(1,238,516)
Less: Redemption of preferred shares	-	-	(1,762,511)
Less: Income attributable to non-vested share awards	-	(103,947)	(189,769)
Net (loss) / income available to common shareholders	$(3,822)	$12,849,439	$9,985,368

Denominator
Weighted average number of capital stock / common shares outstanding, basic	100	15,433,519	17,980,980

Net (loss) / income per capital stock / common share, basic	$(38.22)	$0.83	$0.56

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

14.         Earnings (Loss) Per Share (EPS) – Continued

Diluted EPS – Common Shares:

Numerator	May 19, 2010 to December 31, 2010	2011	2012
Net (loss) / income available to common shares	$(3,822)	$12,953,386	$13,176,164
Less: Series B-1 Preferred Shares dividends	-	-	(1,238,516)
Less: Redemption of preferred shares	-	-	(1,762,511)
Plus: Dividends on Series B-1 Preferred Shares, if converted to common shares	-	-	864,133
Less: Income attributable to non-vested share awards	-	(103,947)	-
Net (loss) / income available to common shareholders	$(3,822)	$12,849,439	$11,039,270

Denominator
Weighted average number of capital stock / common shares outstanding, basic	100	15,433,519	17,980,980
Effect of Series B-1 Preferred Shares, if converted to common shares	-	-	2,415,653
Weighted average number of capital stock / common shares outstanding, diluted	100	15,433,519	20,396,633

Net (loss) / income per capital stock / common share, diluted	$(38.22)	$0.83	$0.54

Weighted Average Number of Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards from their vesting date.

Weighted Average Number of Common Shares – Diluted - In calculating diluted EPS the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for the common shares, the unvested share awards outstanding under the Company’s Stock Incentive Plan, common shares issuable upon exercise of the Company’s outstanding warrants and common shares issuable upon conversion of the Series B-1 Preferred Shares, are included in the shares outstanding unless their effect is anti-dilutive.

The Company excluded the dilutive effect of 532,333 (2011: 317,000) non-vested share awards and 1,333,333 (2011: 0) warrants in calculating dilutive EPS for its common shares as of December 31, 2012, as they were anti-dilutive.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

15.         Income Taxes

Box Ships and certain of its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes.

Two of the subsidiaries are incorporated in Hong Kong and their vessels are flying a Hong Kong flag. Under the laws of Hong Kong, the relating freight income is exempt from Hong Kong profits tax since the vessels did not trade within Hong Kong waters during 2012.

The Company is also subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto (“Shipping Income”), unless exempt from United States federal income taxation.

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

For the years ended December 31, 2011 and 2012, the Company qualified for the benefit of Section 883.

16.           Commitments and Contingencies

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

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2012, net of commissions are:

For the year:	Amount
2013	$69,408,293
2014	40,476,780
2015	20,848,780
2016	3,705,000
2017	-
Total	$134,438,853

Charter hires are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 18 days to perform any scheduled drydocking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

17.         Subsequent Events

On February 19, 2013, the Company declared a quarterly dividend of $0.22 per share, with respect to the fourth quarter of 2012, payable on March 28, 2013 to shareholders of record as of the close of business on March 21, 2013.

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

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 16, 2012

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
COMBINED STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM JUNE 15, 2010 TO DECEMBER 31, 2010
AND FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011
(Expressed in United States Dollars)
		For the period from June 15, 2010 to December 31, 2010	For the period from January 1, 2011 to April 28, 2011
REVENUES:
Time charter revenues		$5,569,653	$4,783,603
Commissions		(69,291)	(59,302)
Commissions – related party	Note 3	(68,792)	(59,761)
Net Revenues		5,431,570	4,664,540

EXPENSES:
Voyage expenses		23,261	25,659
Vessels operating expenses	Note 4	1,469,565	1,024,956
Vessels operating expenses – related party	Notes 3 and 4	103,848	45,382
Management fees charged by a related party	Note 3	303,341	204,948
Depreciation		1,357,338	963,881
Operating income		2,174,217	2,399,714

OTHER INCOME / (EXPENSES):
Interest and finance costs		(637,948)	(492,245)
Interest income		1,004	291
Foreign currency loss, net		(15,462)	(11,351)
Total other expenses, net		(652,406)	(503,305)

NET INCOME AND COMPREHENSIVE INCOME		$1,521,811	$1,896,409

The accompanying notes are an integral part of the combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
COMBINED STATEMENTS OF OWNERS’ EQUITY
FOR THE PERIOD FROM JUNE 15, 2010 TO DECEMBER 31, 2010
AND FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011
(Expressed in United States Dollars)

	Owners’ Capital	Retained Earnings	Total

BALANCE, June 15, 2010	$-	$-	$-

Issuance of capital stock	1	-	1
Capital contributed	56,831,349	-	56,831,349
Net income	-	1,521,811	1,521,811

BALANCE, December 31, 2010	$56,831,350	$1,521,811	$58,353,161

Net income	-	1,896,409	1,896,409

BALANCE, April 28, 2011	$56,831,350	$3,418,220	$60,249,570

The accompanying notes are an integral part of the combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
COMBINED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JUNE 15, 2010 TO DECEMBER 31, 2010
AND FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011
(Expressed in United States Dollars)
	For the period from June 15, 2010 to December 31, 2010	For the period from January 1, 2011 to April 28, 2011
Cash Flows from Operating Activities:
Net income	$1,521,811	$1,896,409
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,357,338	963,881
Amortization of financing costs	23,609	19,136
Changes in assets and liabilities:
Trade receivables	(4,550)	(11,678)
Prepaid expenses and other receivables	(98,769)	74,193
Due from related parties	(555,962)	(1,751,763)
Inventories	(351,442)	(90,715)
Trade accounts payable	158,547	111,954
Accrued expenses	166,094	(36,094)
Due to related parties	-	(18,284)
Deferred income	356,938	(356,938)
Net Cash from Operating Activities	2,573,614	800,101

Cash Flows from Investing Activities:
Payments for vessels and fixed assets acquisitions	(105,199,414)	-
Increase in restricted cash	(1,000,000)	-
Net Cash used in Investing Activities	(106,199,414)	0

Cash Flows from Financing Activities:
Proceeds from long-term debt	48,000,000	-
Repayment of long-term debt	(800,000)	(800,000)
Owners’ capital contributions	56,831,350	-
Payment of financing costs	(405,374)	-
Net Cash from / (used in) Financing Activities	103,625,976	(800,000)

Net increase in cash and cash equivalents	176	101

Cash and cash equivalents at the beginning of the period	-	176

Cash and cash equivalents at the end of the period	$176	$277

Supplemental disclosure of cash flow information

Cash paid during the period for interest	$500,719	$476,179

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

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

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

(i)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $150 per lightweight ton.

Management estimates the useful life of the Owning Companies' vessels to be 30 years from the date of initial delivery from the shipyard.

(j)
Impairment of Long-Lived Assets: The Owning Companies review their long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Owning Companies evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Owning Companies’ vessels. The review of the carrying amount for each of the Owning Companies' vessels as of each reporting period, indicated that such carrying amounts were recoverable.

(k)           Dry-Docking and Special Survey Costs: Special survey and dry-docking costs are expensed in the period incurred.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

2.	Significant Accounting Policies – Continued

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

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

3.           Transactions with Related Parties

(a)           Allseas Marine S.A. (“Allseas”) – the Manager:

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

Each agreement has an initial term of five years. These agreements automatically extend for successive five year term, unless, in each case, at least one month's advance notice of termination is given by either party.

The following amounts are included in the combined statements of operations for the periods presented for commissions, operating expenses and management fees charged by Allseas:

	June 15, 2010 to December 31, 2010	January 1, 2011 to April 28, 2011
A(i) - Charter hire commissions	$68,792	$59,761
A(ii) - Management fees	$303,341	$204,948
A(iv) – Superintendent fees (included in Vessels operating expenses – related party)	$81,610	$27,624

In addition to the above, during the period from June 15, 2010 to December 31, 2010 vessel commissions and superintendent fees incurred which are capitalized and included in the cost of the vessels amounted to $1,035,120 and $37,962, respectively.

As of December 31, 2010, $10,500 was due to Allseas.

(b)           Paragon Shipping Inc (“Paragon”) – the Parent:

The Parent has contributed capital and has made payments and collected charter hires on behalf of the Owning Companies. As of December 31, 2010, the amount due from the Parent amounted to $566,462.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

3.           Transactions with Related Parties - Continued

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

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

7.           Subsequent Events

On April 19, 2011, Ardelia and Eridanus each entered into Memorandum of Agreement with Box Ships for the sale of Box Voyager and Box Trader respectively, each for a consideration of $34,617,200 in cash and 1,133,300 shares of Box Ships Inc. common stock, valued at $11.375 per share, to be issued to Paragon. The sale of both vessels was completed with their delivery to Box Ships on April 29, 2011. As a result of the consideration received, being based on the price of Box Ships' common stock on the delivery date of the vessels, a loss of $8,832,207 was incurred. In addition, on April 29, 2011, all outstanding bank debt of the Owning Companies was fully repaid.