Form 20-F/A
period 2012-12-31
Box Ships Inc.
filed 2013-04-04
CIK 1504795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . .

Commission file number 001-35132

BOX SHIPS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive offices)

Mrs. Maria Stefanou +30 210 891-4600, m.stefanou@box-ships.com 15 Karamanli Ave., GR 166 73, Voula, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, $0.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

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
[_] Yes  [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes  [X] No

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
[X] Yes  [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X] Yes [_]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]	Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards [_]	Other [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_]  Item 17  [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes  [X] No

EXPLANATORY NOTE

This Amendment No. 1, or the Amendment No. 1, to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission, or the SEC, on March 8, 2013, or the 2012 Form 20-F, is being filed solely for the purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed with the 2012 Form 20-F.

Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

No other changes have been made in this Amendment No. 1 to the 2012 Form 20-F. This Amendment No. 1 speaks as of the original date of the 2012 Form 20-F, does not reflect events that may have occurred subsequent to the date the 2012 Form 20-F was filed with the SEC and does not, and does not purport to, amend, modify, update or restate in any way the information contained in the 2012 Form 20-F.

 PART III

Item 19.                      Exhibits

Exhibit Number	Description
101
The following financial information from Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2011 and 2012;
(ii) Consolidated Statements of Comprehensive Income / (Loss) for the period from May 19, 2010 (inception) to December 31, 2010 and for the years ended December 31, 2011 and 2012;
(iii) Consolidated Statements of Stockholders' Equity for the period from May 19, 2010 (inception) to December 31, 2010 and for the years ended December 31, 2011 and 2012;
(iv) Consolidated Statements of Cash Flows for the period from May 19, 2010 (inception) to December 31, 2010 and for the years ended December 31, 2011 and 2012; and
(v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

	By:	/s/ Robert Perri
	Name:	Robert Perri
	Title:	Chief Financial Officer

Dated: April 4, 2013