Form 20-F
period 2013-12-31
Box Ships Inc.
filed 2014-03-20
CIK 1504795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
______________________

FORM 20-F

______________________

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-35132

______________________________

BOX SHIPS INC.
(Exact name of Registrant as specified in its charter)

______________________________

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive offices)

Mr. Robert Perri
+30 210 891-4600, r.perri@box-ships.com
15 Karamanli Ave., GR 166 73, Voula, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common share, $0.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange
9.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013, there were 25,291,715 shares of the registrant's common stock, par value $0.01 per share, outstanding.

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
☐  Item 17   ☐Item 18

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

This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. In some cases, words such as "believe", "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, such matters as:

•	our future financial condition or results of operations and future revenues and expenses;

•	our ability to identify and acquire additional containerships;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to repay our debt and obtain additional financing;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;

•	our expectations of our ability to pay dividends on our common stock;

•	the need to establish reserves that would reduce dividends on our stock;

•	future supply of, and demand for, products suitable for shipping in containers;

•	our charterers' performance of their obligations under our time charters;

•	changes in the supply and demand of containerships, including newbuilding vessels or lower than anticipated scrapping of older vessels;

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

•	the ability to leverage the relationships and reputation of Allseas Marine S.A. in the shipping industry;

•	the ability to maximize the use of vessels;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs

•	the ability to compete successfully for future chartering and newbuilding opportunities;

•	the expenses under service agreements with affiliates;

•	the anticipated taxation of our company and distributions to our shareholders;

•	the expected life span of our vessels;

•	customers' increasing emphasis on environmental and safety concerns

•	anticipated funds for liquidity needs and the sufficiency of cash flows; and

•	our business strategy and other plans and objectives for future operations.

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

Please note in this annual report, "we," "us," "our," and "the Company," all refer to Box Ships Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected Financial Data

The selected data presented below reflect the operations of Box Ships Inc., Box Ships Inc. and its subsidiaries, or the Company, and the combined operations of Ardelia Navigation Ltd., or Ardelia, and Eridanus Trading Co., or Eridanus, and together with Ardelia, the Owning Companies, wholly-owned subsidiaries of Paragon Shipping Inc., or Paragon Shipping, which owned the vessels Box Voyager and Box Trader, respectively, from their dates of delivery from the shipyard until their delivery to us. Our acquisition of the Box Voyager and the Box Trader has been accounted for as an acquisition of a business. Please refer to "Item 5. Operating and Financial Review and Prospects" for our management's discussion of these results.

Box Ships Inc. / Box Ships Inc. and its subsidiaries (the Company)

The following historical information was derived from the audited financial statements of Box Ships Inc. and the Company as of December 31, 2010 and 2011, respectively, and for the period from May 19, 2010, referred to herein as Inception, to December 31, 2010 not included in this annual report, and the audited consolidated financial statements of the Company as of December 31, 2012 and 2013 and for the three years ended December 31, 2013, included elsewhere in this annual report. We refer you to the notes to the audited financial statements of Box Ships Inc. and the audited consolidated financial statements of the Company for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the financial statements, related notes and other financial information included herein.

STATEMENTS OF INCOME DATA

(Expressed in United States Dollars, except for share data)	For the period from May 19, 2010 (Inception) to December 31, 2010	2011	2012	2013
Net Revenues	$-	$38,272,662	$65,888,142	$69,836,201
Voyage expenses	-	486,158	2,522,736	2,527,566
Vessels operating expenses	-	8,417,447	16,287,032	17,995,227
Dry-docking expenses	-	-	2,062,390	1,010,230
Management fees charged by a related party	-	1,350,685	2,370,144	2,782,926
Depreciation	-	8,050,079	15,027,280	15,135,897
General and administrative expenses	2,051	2,500,469	5,920,836	7,275,944
Insurance claims recoveries	-	-	-	522,781
Operating (loss) / income	(2,051)	17,467,824	21,697,724	23,631,192

Total other expenses, net	(1,771)	(4,514,438)	(8,521,560)	(8,323,534)

Net (loss) / income	$(3,822)	$12,953,386	$13,176,164	$15,307,658

(Loss) / Earnings per capital stock / common share, basic	$(38.22)	$0.83	$0.56	$0.47
(Loss) / Earnings per capital stock / common share, diluted	$(38.22)	$0.83	$0.54	$0.46

Weighted average number of capital stock / common shares outstanding, basic	100	15,433,519	17,980,980	23,587,529
Weighted average number of capital stock / common shares outstanding, diluted	100	15,433,519	20,396,633	26,720,680

Dividends declared per common share	$-	$0.45	$1.08	$0.52

SELECTED BALANCE SHEET DATA

	December 31,
(Expressed in United States Dollars)	2010	2011	2012	2013
Total current assets	$-	$16,294,791	$19,578,166	$31,691,262
Fixed assets, net	-	366,969,347	401,328,434	386,192,537
Other non-current assets	425,142	18,146,748	24,157,269	11,722,839
Total Assets	425,142	401,410,886	445,063,869	429,606,638
Current liabilities	428,964	22,357,768	42,659,883	184,434,021
Long-term liabilities	-	196,692,041	181,624,703	453,248
Total Liabilities	428,964	219,049,809	224,284,586	184,887,269
Total stockholders' (deficit) / equity	(3,822)	182,361,077	220,779,283	244,719,369
Total Liabilities and Equity	$425,142	$401,410,886	$445,063,869	$429,606,638

Ardelia Navigation Ltd. and Eridanus Trading Co. (the Owning Companies)

Ardelia was incorporated in Liberia on June 15, 2010, and was the owner of the Liberian flag 3,426 TEU 2010-built containership Box Voyager. Eridanus was incorporated in Liberia on July 1, 2010, and was the owner of the Liberian flag 3,426 TEU 2010-built containership Box Trader. Ardelia and Eridanus are both wholly owned subsidiaries of Paragon Shipping. The following historical information was derived from the audited combined financial statements of the Owning Companies for the period from June 15, 2010 (the inception date of Ardelia, which was the earliest inception date) to December 31, 2010 and the audited combined statements of operations for the period from January 1, 2011 to April 28, 2011 (the last date the Box Voyager and the Box Trader were owned by Ardelia and Eridanus, respectively). Following the initial public offering of Box Ships Inc., or the Initial Public Offering, the vessels were sold and delivered to the Company on April 29, 2011. We refer you to the notes to the audited combined financial statements of the Owning Companies for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the financial statements, related notes and other financial information included herein.

STATEMENTS OF OPERATIONS DATA (Expressed in United States Dollars)	For the period from June 15, 2010 to December 31, 2010	For the period from January 1, 2011 to April 28, 2011
Net Revenues	$5,431,570	$4,664,540
Voyage expenses	23,261	25,659
Vessels operating expenses	1,573,413	1,070,338
Management fees charged by a related party	303,341	204,948
Depreciation	1,357,338	963,881
Operating income	2,174,217	2,399,714

Total other expenses, net	(652,406)	(503,305)

Net income	$1,521,811	$1,896,409

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade. Containership charter rates declined substantially since 2011 primarily as a result of excess capacity on the key east-west routes, the reluctance of liners to cull services, a fight for market share between certain liner companies and a decline in global consumer demand from Europe and the United States. Freight rates remained weak through 2013 and continued to decline in early 2014 and currently remain significantly below their historical averages.

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

Our ability to charter additional vessels we may acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters, will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships' charters expire, as was the case when the charter for the Box Queen (formerly the Maersk Diadema) with A.P. Moller - Maersk A/S, or Maersk, expired in November 2013, and the CMA CGM Kingfish and CMA CGM Marlin, whose charters expired in March 2014, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. Six of our vessels are currently employed on time charters that are set to expire in 2014. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The containership market also affects the value of our vessels, which follow the trends of freight rates and containership rates.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012 and 2013, especially for medium to smaller size containerships. Freight rates stabilized toward the end of 2012, remained at similar levels in 2013, continued to decline in early 2014 and currently remain significantly below their historical averages, which has adversely affected the profitability of liner companies. The financial challenges faced by liner companies and efforts to obtain third party aid to restructure their obligations, have reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us the contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under our time charters, and any new charter arrangements we are able to secure may be at lower rates, which would adversely affect our results of operations, cash flows and ability to pay dividends in amounts anticipated or at all.

We are dependent on a limited number of customers in a consolidating industry for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenues from a limited number of charterers. Our charterers' payments to us under their charters are our sole source of revenue. Some of our charterers are privately-owned companies for which limited credit and financial information was available to us in making our assessment of counterparty risk when we entered into our charter. If one or more of these charterers terminates its charter or chooses not to re-charter our vessel or is unable to perform under its charter with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our stockholders. In addition, we may be required to change the flagging or registration of the related vessel and may incur additional costs, including maintenance and crew costs if a charterer were to default on its obligations. Our stockholders do not have any recourse against our charterers.

We will seek to re-employ our containerships upon the termination or expiration of the charters described above, and to employ any additional vessels we acquire, pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In recent years, some liner companies, including our charterers, have publicly acknowledged the financial difficulties they face, announced efforts to obtain third-party aid to restructure their obligations and reported substantial losses. Many liner companies reported losses during 2012 and 2013. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with these liner companies or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, and our ability to pay dividends in the amounts anticipated or at all.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

The size of the containership orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates, which could impact the rate at which we are able to recharter our current fleet or charter any additional vessels we acquire. If such a reduction continues in the future, we may only be able to recharter vessels in our current fleet, including the charters for six of our vessels that are scheduled to expire in 2014, or charter any additional vessels we acquire, for reduced rates or unprofitable rates or we may not be able to recharter our containerships, or charter any additional vessels we acquire, at all.

If economic conditions throughout the world do not improve, it will impede our operations and our ability to implement our growth successfully.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the U.S. federal debt, economic weakness in China, and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries.  The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

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

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to have remained stable year over year at approximately 7.7% for the year ended December 31, 2013 and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our operations and ability to implement our growth strategy successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for consumer products and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers' container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends in amounts anticipated or at all.

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

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain our current charterers or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and ability to pay dividends to  holders of our common stock in amounts anticipated or at all.

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

The cost of fuel is a significant factor in negotiating charter rates and will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, this cost will affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels and may limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply of and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

Since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

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

The operation of our containerships will also be affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

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

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism, armed conflict and civil disturbance in the United States and elsewhere, which may contribute to further economic instability in the global financial markets. Any such attacks, conflict or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition, results of operations and ability to obtain additional financing on terms acceptable to us or at all and pay dividends in amounts anticipated or at all. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide continues to decline, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1990, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002 (the MTSA). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

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

Company Specific Risk Factors

In the past we have not been, and in the future we may not be, in compliance with certain of the financial covenants contained in our loan agreements, which may have an adverse effect on our financial condition, results of operations, cash flows, and ability to pay dividends in the amounts anticipated or at all.

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

During the second and third quarter of 2013, we entered into supplemental agreements with our lenders and agreed to certain amendments to the financial covenants and obtained waivers, as described under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Loan Agreements". As of December 31, 2013, we were in compliance with all of our debt covenants, as amended. However, current vessels' values indicate that, if we are not able to obtain additional amendments or waivers, we may not be able to maintain compliance with the relevant financial covenants upon expiration of the existing waivers, which expire during 2014.

In addition, all of our secured loan agreements contain a cross-default provision that may be triggered by a default under one of our other secured loan agreements, including our breach of one or more financial covenants having a waiver expiring in 2014. A cross-default provision means that a default on one loan would result in a default on all other loans. Because of the presence of cross default provisions in all of our secured loan agreements, the refusal of any one lender under our secured loan agreements to grant or extend a waiver could result in all of our secured indebtedness being accelerated, even if our other lenders under our secured loan agreements have waived covenant defaults under the respective loan and credit facilities.

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

Furthermore, under the terms of our loan agreements, our ability to pay dividends or make other payments to shareholders is subject to no event of default having occurred without being remedied or resulting from the payment of such dividends or other distributions. In particular, during the period commencing on June 28, 2013 and ending on April 1, 2014, as discussed under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements", we may declare and pay quarterly dividends at a maximum amount of $0.15 per common share outstanding. See also "Item 8. Financial Information—Dividend Policy."

In addition, we are subject to a covenant requiring that we maintain a ratio of net worth to preferred stock of 1.50 or greater, as measured on the last day of each fiscal quarter. Our failure to comply with such covenant, if such failure continues unremedied for 120 days, shall constitute a "Covenant Default" pursuant to the terms of the 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the "Series C Preferred Shares"), and the dividend rate payable on the Series C Preferred Shares shall increase as described under our registration statement on Form 8-A filed with the Commission on July 26, 2013, entitled "Description of Registrant's Securities to be Registered". In addition, we will not be permitted to declare, pay or set apart for payment any cash dividend on any junior securities, including our common shares, unless we are in compliance with this net worth covenant.

Moreover, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing loan agreements in connection with any additional waivers of or amendments to our loan agreements that we may obtain in the future as a result of additional breaches of the financial and other covenants contained in our secured loan agreements. These restrictions may restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

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

During the second and third quarter of 2013, we entered into supplemental agreements with our lenders and agreed to certain amendments to, or obtained waivers of, the financial covenants in our loan agreements.  Current vessel values indicate that, if we are not able to obtain additional amendments or waivers, we may not be able to maintain compliance with the relevant financial covenants upon expiration of the existing waivers, which expire during 2014. Therefore, as of December 31, 2013, we classified all of our indebtedness as current liabilities. If we fail to comply with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, arrest the vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness was accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Furthermore, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We may have difficulty securing profitable employment for our vessels as their charters expire in the currently depressed containership market.

Each of our nine containerships are currently deployed on time charters, with the time charters for six of our vessels, one of which is well above current market rates, scheduled to expire during 2014. Given the current depressed state of the containership charter market, especially for medium to smaller sized vessels, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

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

As of the date of this annual report, we have employed all nine of our containerships under time charters with a weighted average remaining charter duration of 12 months (weighted by aggregate contracted charter hire) with six charterers and we plan to employ any additional vessels we acquire on time charters. The time charters on which we employ four out of our nine vessels provide for charter rates that are significantly above market rates as of the date of this annual report. Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased containership charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

In addition, under our loan agreements with ABN AMRO Bank N.V., or ABN AMRO, if our charter with CSAV Valparaiso for the Maule, one of the vessels mortgaged under our $100.0 million loan agreement with ABN AMRO, or either of our charters with OOCL for the OOCL Hong Kong and the OOCL China, the vessels mortgaged under our $25.0 million credit facility with ABN AMRO, are terminated or cease to remain in full force and effect for any reason prior to their stated termination date, this would constitute an event of default under such loan agreements if the charter were not replaced within 60 days by another charter and with a charterer approved by the lender.

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

The charter with respect to the Maule includes an option for its charterer, CSAV Valparaiso, to purchase such vessel upon the expiration of the charter, which is expected to be in May 2016, provided that the option is exercised at least six months prior to the expiration of the term of the charter at a price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated with us, which is more than $20.0 million less than the purchase price that we paid for the vessel. If CSAV Valparaiso were to exercise this option with respect to the Maule, the size of our fleet would be reduced. As a result of the limited number of suitable secondhand containerships available for acquisition and the length of time required prior to delivery of newbuildings, we may be unable to replace the Maule with a comparable vessel, or any other vessel, quickly or, if containership values are higher than the option exercise price as currently anticipated, at a cost equal to the option exercise price paid by CSAV Valparaiso. As a result, if this purchase option were to be exercised, the expected size of our fleet would be reduced and our anticipated revenues would be reduced.

Paragon Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

We were formed by Paragon Shipping (NASDAQ: PRGN) and completed the initial public offering of our common stock in the United States, or our Initial Public Offering, in April 2011. As of the date of this annual report, Paragon Shipping owned approximately 13.6% of our outstanding shares of common stock. However, Paragon Shipping has not and will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

We cannot assure you that our Manager will be able to successfully address the variety of vessel management risks in the containership sector and develop and maintain commercial relationships with leading liner companies, and the inability to do so could adversely affect our containership business and results of operations.

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

We believe that maintaining a modern and technologically advanced fleet, capitalizing on our Manager's experience in the commercial management of vessels and Paragon Shipping's reputation as an owner with high safety and operating standards, as well as on our senior management's experience in the shipping industry, will be important factors in acquiring and retaining major container liner company charterers. Our Manager may not be able to successfully operate containerships or to develop and maintain the commercial relationships or to replace them in the event any of these relationships are terminated, which would adversely affect our business prospects and profitability.

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

Moreover, we plan to finance potential future expansions of our fleet through equity financing, which we expect will mainly consist of issuances of additional shares of our common stock, or with borrowings under any credit facilities we may enter into in the future. If we are unable to complete equity issuances at prices that we deem acceptable or we cannot enter into future credit facilities on favorable terms, our cash on hand will be insufficient to fund the costs of future vessel acquisitions and we may need to revise our growth plan or consider alternative forms of financing.

If we cannot successfully re-employ the vessels in our current fleet or charter additional vessels we may acquire in the future, we may incur net losses.

Our business plan is to identify and acquire suitable vessels, in addition to our current fleet, at favorable prices and, as market conditions warrant, employ our vessels on short- to medium-term time charters ranging from one to five years with staggered maturities. As of the date of this annual report, we have employed all nine containerships in our current fleet under time charters with a weighted average remaining charter duration of 12 months (weighted by aggregate contracted charter hire). Under the terms of our $100.0 million loan agreement with ABN AMRO, we are required to obtain the consent of such lender to charter the Box Voyager, the Box Trader and, other than with respect to its current charter with CSAV Valparaiso scheduled to be completed in May 2016, the Maule, under charters with durations of more than 12 months. We are subject to a similar requirement under our $25.0 million loan agreement with ABN AMRO, pursuant to which we are required to obtain the consent of such lender to charter the OOCL Hong Kong and the OOCL China, other than with respect to their current charters with OOCL scheduled to be completed in 2015, under charters with durations of more than 12 months.

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

We plan to re-employ our current fleet and initially employ any vessels we may acquire in the future on short- to-medium term time charters ranging from one to five years with staggered maturities, consistent with our chartering policy. We may also, under certain circumstances, opportunistically enter our vessels into short-term charters or our vessels may operate on the spot market. The process of obtaining new medium-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, as was the case with the Box Trader and the Box Voyager upon the expiration of their charters with CSAV Valparaiso in the second and third quarters of 2012, respectively, and with the Box Queen, formerly the Maersk Diadema, upon the expiration of its charter with Maersk in November 2013, and most recently with the CMA CGM Kingfish CMA CGM Marlin, we may have to employ our containerships at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our containerships profitably to allow us to implement our growth strategy successfully, pay dividends in amounts anticipated or at all or repay our debt.

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

Nevertheless, Paragon Shipping and its affiliates may claim business opportunities that would benefit us and compete with us in the international containership industry. For example, if we do not exercise our option to acquire the newbuilding containership that Paragon Shipping has entered into contract to build and has granted us the option to acquire, Paragon Shipping will be permitted to operate, or sell, the vessel pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessel and a right of first refusal over any containership chartering opportunities. We may exercise our option to acquire the vessel by (i) way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel's delivery to Paragon Shipping, scheduled for the second quarter of 2014, or (ii) purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the option will be equal to the greater of (i) Paragon Shipping's actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contract or the vessel and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us.

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

Our executive officers and the officers of our Manager will be involved in Paragon Shipping's and other business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully. The actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. Pursuant to an executive services agreement, Allseas provides us with the services of our executive officers, who report directly to our board of directors. Our success depends upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends in the amounts anticipated or at all. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

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

For the 2013 taxable year, we believe that we and our subsidiaries qualified for this statutory tax exemption and we intend to take this position on our U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income for future taxable years. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our shares of common stock owned, in the aggregate, 50% or more of our outstanding shares of common stock for more than half the days during the taxable year. It is possible that the ownership threshold could be met for any taxable year. In such a case, we may not qualify for exemption unless we can establish that among the closely-held group of five percent shareholders, there are sufficient five percent shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified five percent shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient five percent shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and we may not be able to satisfy them. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

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

In addition, two of our vessel owning subsidiaries are incorporated in Hong Kong and own vessels flagged in Hong Kong. While we do not believe that we or our Hong Kong subsidiaries will be subject to taxation in Hong Kong since the vessels did not navigate solely or mainly within Hong Kong waters during 2012 and 2013, we cannot assure you that we will not incur tax liability in Hong Kong in 2014 or in the future.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have certain adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, "passive income" generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income, rather than rental income. Income we derive or are deemed to have derived from time or voyage chartering activities (whether directly or through participation in a pool) should not constitute "passive income," and any assets that we may own and operate in connection with the production of that income should not constitute passive assets. However, any gross income that we derive or are deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute "passive income," and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, IRS or a court of law may not accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.

If we are treated as a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders, as discussed below under "Tax Considerations"), such U.S. holders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our units, common stock or warrants, as the case may be, as if the excess distribution or gain had been recognized ratably over such U.S. holder's holding period for such common stock, as the case may be, and may be subject to certain information reporting obligations. Please see "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

We may not pay dividends in the amounts anticipated or at all.

Our policy is to pay quarterly dividends to holders of our common stock in February, May, August, and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt, maintain reserves for drydocking, surveys and other purposes as our board of directors may from time to time determine and fund dividend payments to holders of our Series C Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, issued in 2013, which rank prior to our common stock with respect to, among other things, dividends.

However, the declaration and payment of any dividend will be determined at the sole discretion of our board of directors.

In February 2014, our board of directors determined that in an effort to maintain our liquidity and ensure our sustainability going forward, a common stock dividend would not be paid with respect to the fourth quarter of 2013.

We have used in the past, and may use in the future, a portion of our cash reserves, in addition to our operating cash flows, to fund quarterly dividend payments, which reduces our cash position and is only sustainable to the extent cash is available. The amount of cash available for distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

•	the rates we obtain from our charters the ability and willingness of our customers to perform their obligations under their respective time charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of unscheduled off-hire days for our fleet due to failure to secure employment or otherwise and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of any vessels we agree to acquire in the future and the commencement of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions; and

•	the payment of fees to our Manager for the technical, commercial, administrative and executive services it provides to us.

The actual amount of cash available for distribution also depends upon other factors, such as:

•	the quarterly dividends we will be obligated to pay to holders of our Series C Preferred Shares;

•	the level of capital expenditures we make, including for maintaining the vessels in our fleet and acquiring new vessels, which we expect will be substantial;

•	our debt service requirements and restrictions on distributions contained in our secured loan agreements and future financing agreements;

•	fluctuations in our working capital needs and our ability to raise additional equity to satisfy our capital needs; and

•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

Our dividend policy may be affected by restrictions on distributions under our secured loan agreements, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions, or if we are otherwise in default under our secured loan agreements, we would be prohibited from making cash distributions to you, notwithstanding our cash dividend policy. In addition, the declaration and payment of dividends is subject at all times to the discretion of our board directors, the rights of holders of our Series C Preferred Shares, compliance with the laws of the Republic of the Marshall Islands as well as the other limitations set forth in "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy." There can be no assurance that we will make dividend payments to holders of our common stock in the amounts or with the frequency anticipated or at all.

In addition, as discussed above, our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation. Cumulative dividends on our Series C Preferred Shares accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share, subject to increase upon the occurrence of certain events, and are payable, as and if declared by our board of directors, on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2013, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. For additional information about our Series C Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein.

Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

To the extent that our board of directors determines to pay dividends in the future consistent with our existing dividend policy, such amounts may be equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for dry-docking, surveys and other purposes as our board of directors may from time to time determine and fund dividend payments to holders of our Series C Preferred Shares. In determining the amount of cash available for distribution after payment of our cash expenses, our board of directors determines appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our secured loan agreements, the requirements of Marshall Islands law, the acquisition of additional vessels, dry-docking costs, repairs, claims and other liabilities and obligations. In addition, we have used in the past, and may use in the future, a portion of our cash reserves, in addition to our operating cash flows, to fund quarterly dividend payments. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest all of their cash for acquisitions.

We believe that we will generally finance any capital expenditures from cash balances and external financing sources, including future equity issuances, borrowings under additional credit facilities we may enter into in the future and potential debt issuances. To the extent we do not have sufficient cash balances or are unable to obtain external financing for these purposes, the payment of dividends in the future on our common shares, and the payment of dividends on our Series C Preferred Shares, may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends.

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

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels dry-docked during that quarter. For example, we incurred costs of approximately $1.0 million during 2013 in connection with the dry-dock relating to the OOCL Hong Kong and we expect to incur costs of approximately $2.0 million in the aggregate with respect to the dry-docks relating to the MSC Emma, which was completed in February 2014, and the OOCL China, which is currently in progress and is scheduled to be completed last week of March 2014. Significant maintenance capital expenditures may reduce the amount of cash available for distribution to our shareholders.

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

To fund expansion capital expenditures, we may be required to use cash balances, cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash available for dividends to holders of our common stock. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends in amounts anticipated or at all. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends in amounts anticipated or at all. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder ownership or dividend dilution.

Restrictions in, or interest payments required by, our debt agreements may prevent us from paying dividends.

The payment of principal and interest on our debt will reduce the amount of cash available for dividends.  In addition, our existing secured loan agreements prohibit, and we expect any future debt agreements we enter into will also prohibit, the payment of dividends upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach or potential breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board or "PCAOB" inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

Risk Factors Related To Our Stock

The concentration of our common stock ownership with Paragon Shipping and its affiliates, including our Chairman, President and Chief Executive Officer, will limit the ability of holders of our common stock to influence corporate matters.

Paragon Shipping currently owned approximately 13.6% of our outstanding common stock and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, was deemed to have beneficially owned approximately 16.6% of our outstanding common stock. Furthermore, our directors or officers who are affiliated with Paragon Shipping or other individuals providing services under our management agreements with Allseas who are affiliated with Paragon Shipping have received, and may continue to receive, equity awards under our 2011 Equity Incentive Plan. As of the date of this annual report, there were 994,000 shares of common stock available for issuance under our 2011 Equity Incentive Plan, as amended.

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

Our Series C Preferred Shares are senior obligations of ours and rank prior to our common stock with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common stock.

The rights of the holders of our Series C Preferred Shares rank senior to the obligations to holders of our common shares. Upon our liquidation, the holders of Series C Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common shares. The existence of the Series C Preferred Shares could have an adverse effect on the value of our common shares.

Future sales of our common stock could cause the market price of our common stock to decline.

As of the date of this annual report, we have outstanding warrants to purchase up to 1,333,333 shares of our common stock, all of which are held by Neige International Inc., or Neige International, exercisable at any time prior to July 1, 2017 at a price of $7.74 per share, and 916,333 Series C Preferred Shares. Upon the occurrence of certain change of control events, holders of our outstanding Series C Preferred Shares will have the right, subject to our election to redeem the Series C Preferred Shares in whole or part, to convert some or all of the Series C Preferred Shares held by such holder on into a number of our common shares, as discussed in the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein.

In order to fund further growth of our fleet, we may have to incur additional indebtedness and/or sell additional equity securities. Future issuances of our common stock, directly or indirectly through convertible or exchangeable securities, options, warrants or rights, will generally dilute the ownership interests of holders of our existing common stock, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to holders of our common stock, as to which no assurance can be given. Subject to the rules of the NYSE that are applicable to us, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time. Additional series or classes of preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to holders of our common stock in amounts anticipated or at all. Any additional debt we incur will be senior in all respects to our common stock, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue additional equity securities or incur additional debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Future sales or other issuances of a substantial number of shares of common stock or other securities in the public market or otherwise, or the perception that these sales could occur, may depress the market price for our common stock. These sales or issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future.

In addition, in connection with the closing of our initial public offering, we entered into a registration rights agreement with Neige International, as nominee for Proplous Navigation S.A., or Proplous Navigation, a company also controlled by our Chairman, President and Chief Executive Officer, pursuant to which Neige International and its affiliates or transferees are entitled to cause us to register under the Securities Act for resale in the public market shares of our common stock that it received in connection with the closing of the initial public offering.  Further, we have entered into a second registration rights agreement with Neige International, pursuant to which Neige International has the right, subject to certain restrictions, to require us to register under the Securities Act the warrants and common stock issuable upon exercise of the warrants issued to Neige International.

The price of our common stock and preferred stock may be volatile as a result of factors that are beyond our control and if the price of our common stock fluctuates, you could lose a significant part of your investment.

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

The market price of our stock may be influenced by many factors, many of which are beyond our control, including those described above in "—D. Risk factors" and the following:

•	the amount or suspension of declarations or payment of dividends for any quarter;

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	actual or anticipated fluctuations in quarterly and annual results;

•	economic and regulatory trends;

•	general market conditions;

•	terrorist acts;

•	future sales of our common stock or other securities; and

•	investors' perception of us and the container shipping industry.

As a result of these and other factors, investors in our stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our stock.

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

These provisions:

•	authorize our board of directors to issue "blank check" preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding stock entitled to vote for those directors;

•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restrict business combinations with interested shareholders.

In addition, we have entered into a stockholders rights agreement that will make it more difficult for a third party to acquire us without the support of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Plan."

The above anti-takeover provisions, including the provisions of our stockholders rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our stock and your ability to realize any potential change of control premium.

We may not have sufficient cash from our operations to enable us to pay dividends on our stock following the payment of expenses and the establishment of any reserves.

In February 2014, our board of directors determined that in an effort to maintain our liquidity and ensure our sustainability going forward, a common stock dividend would not be paid with respect to the fourth quarter of 2013. In the future, we may pay quarterly dividends on our stock only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available in any quarter to pay dividends. The amount of dividends we can pay on our stock, if any, will depend upon the amount of cash we generate from our operations, which may fluctuate. The declaration and payment of any dividend on our common shares will be determined at the sole discretion of our board of directors. We cannot assure you when or if our board of directors will determine to pay dividends on our common shares in the future, and our ability to pay dividends, if any, with respect to our common shares will be subject to the rights of holders of our Series C Preferred Shares, which accrue dividends cumulatively at a rate of 9.00% per annum per $25.0 stated liquidation preference per Series C Preferred Share and are payable on January 1, April 1, July 1 and October 1 of each year, the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our board of directors.

The amount of cash available for dividends in the future will not depend solely on our profitability.

The actual amount of cash we will have available to pay dividends will depend on many factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•
restrictions under our existing or future credit facilities or any future debt securities, including existing restrictions under our existing credit facilities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default;

•	the amount of any cash reserves established by our board of directors; and

•
restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by noncash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Market interest rates may adversely affect the value of our preferred stock.

One of the factors that will influence the price of our preferred stock will be the dividend yield on the preferred stock (as a percentage of the price of our preferred stock, as applicable) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our preferred stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our preferred stock to decrease.

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

The table below represents the vessels acquired by us since our incorporation, which currently comprise our fleet:

Vessel Owning Company	Vessel Acquisition Date	Vessel's Name	Built	TEU4
Polyaristi Navigation Co.1	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. 1	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. 1	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. 1	May 31, 2011	CMA CGM Marlin	2007	5,095
Aral Sea Shipping S.A. 1	May 19, 2011	Box Queen (formerly the Maersk Diadema)	2006	4,546
Amorita Development Inc.1	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd2	August 3, 2011	MSC Emma	2004	5,060
Triton Shipping Limited3	June 25, 2012	OOCL Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited3	July 5, 2012	OOCL China	1996	5,344

1 Incorporated in Liberia.
2 Incorporated in Marshall Islands.
3 Incorporated in Hong Kong.
4 TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

As of the date of this annual report, we had issued and outstanding 25,291,715 common shares, warrants to purchase an additional 1,333,333 of our common shares and 916,333 Series C Preferred Shares.

Please refer to "Item 10. Additional Information—A. Share Capital", for a description of our capital stock transactions.

B.            Business Overview

General

We are an international shipping company engaged in the seaborne transportation of containers worldwide. We are focused on pursuing growth opportunities in the container shipping industry by leveraging the reputation, expertise and relationships of our management team and our Manager in identifying attractive vessel acquisition opportunities and maintaining cost-competitive, efficient operations. As of the date of this annual report, our fleet was comprised of nine containerships with a TEU weighted average age of 9.1 years, a total capacity of 43,925 TEU and a weighted average remaining charter duration of 12 months (weighted by aggregate contracted charter hire).

We operate through a number of wholly-owned, vessel-owning subsidiaries incorporated in the Republic of Liberia, the Republic of the Marshall Islands and Hong Kong. Allseas, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides the commercial and technical management services for all of the vessels in our fleet.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this annual report:

	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Remaining Time Charter Term (2)	Expiration of Charter
Maule	2010	6,589	CSAV Valparaiso	$38,000	25 months (3)	April 2016
OOCL Hong Kong	1995	5,344	OOCL	$26,800	14 months (4)	May 2015
OOCL China	1996	5,344	OOCL	$26,800	15 months (4)	June 2015
CMA CGM Kingfish	2007	5,095	CMA CGM	$7,000	4 months (5)	July 2014
CMA CGM Marlin	2007	5,095	CMA CGM	$7,000	4 months (5)	July 2014
MSC Emma	2004	5,060	MSC	$28,500	3 months (4)	July 2014
Box Queen (formerly the Maersk Diadema)	2006	4,546	MSC	$6,100	6 months (6)	September 2014
Box Voyager	2010	3,426	CNC	$7,350	6 months (7)	September 2014
Box Trader	2010	3,426	Hapag Lloyd	$8,000	25 days (8)	April 2014
TEU-weighted average Fleet age / Total Fleet Capacity	9.1 years	43,925

(1)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Allseas, aggregating 5.00% for Box Queen, 4.75% for Box Voyager, CMA CGM Kingfish, CMA CGM Marlin (in relation to the extension of their charters), 1.25% for each of the OOCL Hong Kong and OOCL China, and 2.50% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.

(2)	Based on the earliest redelivery date
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

(4)	The charterer has the option to increase or decrease the term of the charter by 30 days.
(5)	The employment is extended for a period of four to seven months and commenced in March 2014.
(6)	The employment is for a period of eight to 10 months and commenced in January 2014.
(7)	The employment is extended for a period of six to eight months and commenced in March 2014.
(8)	The employment is for a period of five to seven months and commenced in October 2013.

We have also entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us an option to acquire one 4,800 TEU newbuilding containership for which Paragon Shipping has entered into a construction contract and that is scheduled to be delivered during the second quarter of 2014. We may exercise our option to acquire such vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel's delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time, at the higher of the actual carrying cost plus any actual expenses incurred by Paragon Shipping or the fair market value. See "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Option to Acquire Newbuilding Containership."

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

Agreements with Allseas and Crewcare

For information regarding the agreements with Allseas and Crewcare, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Chartering of Our Fleet

Our chartering policy is to employ our vessels and any vessels we may acquire in the future on short- to medium-term time charters of one to five years in order to take advantage of stable cash flows and high utilization rates while preserving the flexibility to later capitalize on potentially rising charter rates with longer terms.  However, we may opportunistically enter into attractive longer-term charters or, as we did with the Box Voyager, the Box Trader and Box Queen, short-term time charters with durations of less than one year or, under certain circumstances, our vessels may operate on the spot market. As of the date of this annual report, all nine vessels in our fleet are employed under fixed rate time charters with an average remaining duration of 12 months (weighted by aggregate contracted charter hire). The scheduled expirations of the time charters under which all of our vessels are employed range from 25 days to 25 months. We intend to continue to charter our vessels to a diversified portfolio of leading liner charterers with staggered re-delivery dates in accordance with our market outlook.

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

We currently charter our vessels to six customers, CSAV Valparaiso, CMA CGM, MSC, OOCL, Hapag Lloyd and CNC. During the year ended December 31, 2013, charters with CSAV Valparaiso, CMA CGM, OOCL, MSC and Maersk, comprised in the aggregate 93% of our revenues. Our largest customer was OOCL, comprising approximately 26% of our revenues for the year ended December 31, 2013, followed by CMA CGM, CSAV Valparaiso, MSC and Maersk, as set forth below.

Customer	Year ended December 31, 2013
OOCL	26%
CMA CGM	22%
CSAV	19%
MSC	14%
Maersk	12%

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

Paragon Shipping is contractually prohibited from competing with us in the international containership industry. Pursuant to a non-competition agreement we have entered into with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping will be prohibited from acquiring or entering into any charter for containerships without our prior written consent, and we have agreed not to acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

In addition, we have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us an option to acquire a 4,800 TEU newbuilding containership for which Paragon Shipping has entered into a construction contract and that is scheduled to be delivered during the second quarter of 2014. We may exercise our option to acquire such vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel's delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the option will be equal to the greater of (i) Paragon Shipping's actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contract or the vessel and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our option to acquire this vessel, Paragon Shipping will be permitted to operate, or sell, the vessel pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessel and a right of first refusal over any containership chartering opportunities.

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

Seasonality

As of the date of this annual report, three of our vessels were employed under long-term fixed rate time charters, with scheduled expirations ranging from 14 months to 25 months, and thus are not subject to the effect of seasonal variations in demand for that period. In addition, our remaining six vessels are currently employed under fixed rate time charters scheduled to expire in 2014, and thus are subject to the effect of seasonal variations in demand.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of the amount of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50%, effective January 1, 2012, then progressively to 0.50%, effective globally from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the EPA, promulgated equivalent emissions standards in late 2009.

Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. By  July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as was the applicable areas of United States Caribbean Sea. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships, including the requirement that all new ships utilize the Energy Efficiency Design Index and the Ship Energy Efficiency Management Plan.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims was recently amended and the amendments are expected to go into effect on June 8, 2015.  The amendments alter the limits of liability for loss of life or personal injury claim and property claims against ship-owners.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that our technical manager has developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be. Each of our vessels is ISM Code certified. However, we may not maintain such there can certificates in the future.

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

Compliance Enforcement

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties, supervision of statutory ship surveys, casualty investigations, and participation at IMO and ILO meetings. Our vessels are flagged in the Marshall Islands, Hong Kong and Liberia. Marshall Islands-, Hong Kong- and Liberia-flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years, which took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

International Labour Organization

The International Labour Organization, or theILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with these results.

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

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits. In December 2013, the International Association of Classification Societies, or IACS, adopted new harmonized Common Structural Rules, which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. The OOCL Hong Kong completed its intermediate survey in April 2013. The MSC Emma completed its special survey in February 2014, the OOCL China is currently undergoing its intermediate survey, scheduled to be completed last week of March 2014 and the Box Queen underwent an in-water survey in the first quarter of 2014 in connection with its intermediate survey. The Maule, Box Voyager, Box Trader and OOCL Hong Kong are scheduled for their special surveys in 2015 and the CMA CGM Kingfish and the CMA CGM Marlin are scheduled for an in-water survey in 2015 in connection with their intermediate surveys.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels that we have purchased and may agree to purchase in the future must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. All of the vessels in our fleet have been certified as "in class" by IACS members.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs", which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

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

Loss of Hire Insurance

Some casualties may result in a significant period off-hire and loss of earnings in the freight market. The time occupied by repairs can amount to a significant loss for the shipowner. Freight rates are lost since the vessel is off-hire and capital and operational costs are still due. Loss of Hire cover is designed to reduce this loss, above fourteen off-hire days, and we have such cover for all our vessels.

C.            Organizational Structure

Box Ships Inc. is a holding company incorporated in the Republic of the Marshall Islands and is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to this annual report.

D.            Property, Plants and Equipment

We do not own any material real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficially owned by our Chairman, President and Chief Executive Officer. See "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Office Lease."

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.   Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes of the Company (defined as Box Ships Inc. and its subsidiaries) and Ardelia Navigation Ltd. and Eridanus Trading Co. included elsewhere in this annual report. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars unless otherwise indicated.

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties, which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please see the section entitled "Forward-Looking Statements" at the beginning of this annual report and "Item. 3 Key Information—D. Risk Factors."

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

Our current fleet is comprised of nine containerships with a TEU weighted average age of 9.1 years, a total capacity of 43,925 TEU and a weighted average remaining charter duration of 12 months (weighted by aggregate contracted charter hire).

Vessel Management

Allseas, a Liberian corporation based in Athens, Greece that was formed in 2000 as a ship management company by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries.

We have entered into separate management agreements with Allseas for each of the vessels in our fleet which provide for: (i) a technical management fee; (ii) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; (iii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf; (iv) a superintendent fee, and (v) a lump sum fee for pre-delivery services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas" for additional information about these agreements.

Factors Affecting our Results of Operations

We generate the majority of our revenue from time charters on which we employ our vessels. All nine vessels in our fleet are currently operating under a fixed rate time charter. Our ongoing cash expenses consist of fees and reimbursements under our management agreements, administrative services agreement, accounting services agreement and executive services agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not have any income tax liabilities in the Marshall Islands, Liberia or Hong Kong, but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States. Please see "Item 10. Additional Information—E. Taxation."

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

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide predictable cash flows over that period of time. Under a bareboat charter, the charterer is typically responsible for paying all voyage costs as well as the vessel's operating expenses and management fees. As a result of this arrangement, daily charter hire rates payable under a bareboat charter are generally significantly less than the charter hire rates payable under a time charter for a comparable vessel. We have not entered into any bareboat charters.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below the then current market rates, we allocate the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and our estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenues. The intangible asset and liability recorded at inception of the time charter contracts amounted to $22.1 million and $4.0 million, respectively. The amortization and accretion for the intangible asset and liability amounted to $1.9 million and $0.8 million for the year ended December 31, 2011, respectively, $5.0 million and $1.4 million for the year ended December 31, 2012, respectively, and $6.7 million and $1.4 million, for the year ended December 31, 2013, respectively. As a result, our revenues for the years ended December 31, 2011, 2012 and 2013, were decreased by $1.1 million, $3.6 million and $5.3 million, respectively. In 2014, assuming all other variables are held constant, we expect to recognize amortization and accretion for the intangible asset and liability of approximately $5.2 million and approximately $0.5 million, respectively, which will decrease our revenues by approximately $4.7 million.

Voyage Expenses

Voyage expenses, primarily consisting of port, canal, bunker expenses extra war risk insurance costs and other crew costs reimbursable by the charterers that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us, regardless of charter type. In addition, voyage expenses include bunkers consumed during the periods that vessels are in between employment and are paid for by us. All voyage expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Vessel Operating Expenses

Our vessel operating expenses, which are expensed as incurred, include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding dry-docking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. In addition, vessel operating expenses include amortization of other intangible assets, in relation to manning agreements attached to the purchase agreements of the OOCL Hong Kong and the OOCL China, delivered to us in June 2012 and July 2012, respectively. The intangible asset recorded upon delivery of the vessels to us amounted to approximately $3.2 million. The amortization for the intangible asset for the years ended December 31, 2012 and 2013, amounted to approximately $0.5 million and $1.1 million, respectively. In 2014, assuming all other variables are held constant, we expect to recognize amortization for the intangible asset of approximately $1.1 million. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Dry-docking Expenses

We account for dry-docking costs using the direct expense method. One of the vessels in our fleet, the OOCL Hong Kong, completed its dry-dock in the second quarter of 2013, resulting in 19 off-hire days and expenses amounting to approximately $1.0 million. The OOCL China is currently undergoing its dry-dock, scheduled to be completed last week of March 2014 and the MSC Emma completed its dry-dock in February 2014, and we anticipate these dry-docks will result in approximately 36 off-hire days, and expenses amounting to approximately $2.0 million.

For more information on the dry-docking schedule of our vessels, please see "Item 4. Information on the Company—B. Business overview—Environmental and Other Regulations—Inspection by Classification Societies."

Fees paid under our Management Agreements

We have entered into long-term management agreements for each of the vessels in our fleet, pursuant to which Allseas is responsible for all of the commercial and technical management functions of our fleet. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas" for additional information about these agreements.

Depreciation

We depreciate our vessels over their estimated useful lives determined to be approximately 30 years from the date of their initial delivery from the shipyard. Depreciation is computed using the straight-line method, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Our depreciation charge is affected by the number of vessels in our fleet, the estimated residual value and can be affected by a change in the useful life. Effective January 1, 2013, we revised the estimated scrap rate from $150 to $300 per lightweight ton, to be aligned with the current historical average scrap rate and to better reflect current market conditions. The change in the scrap rate estimate resulted in decreased depreciation expense and increased net income for 2013 by approximately $1.4 million, or $0.06 and $0.05 per basic and diluted common share, respectively.

General and Administrative Expenses

Our general and administrative expenses include fees payable under our administrative, accounting and executive services agreements with Allseas, discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions", directors' fees, office rent, travel, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

Furthermore, our general and administrative expenses include share-based compensation. For more information on the restricted shares of our common stock issued as incentive compensation under our 2011 Equity Incentive Plan, please see "Item 6. Directors, Senior Management and Employees—B. Compensation".

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

The sale to us by Paragon Shipping of our two 3,500-TEU 2010-built containerships, the Box Trader and the Box Voyager, which were owned and operated by wholly-owned subsidiaries of Paragon Shipping prior to our acquisition of the vessels, was treated as an acquisition of a business, as the vessels continued to be employed under their existing time charters and managed by the same affiliated commercial and operational manager and hence there was no change in the activities and operations of these vessels.

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

Our business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels requires the following main components:

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

Please see "Item 3. Key Information—D. Risk Factors" for additional factors that may affect our business.

Our Fleet—Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In "—Critical Accounting Policies—Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2013 and 2012, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2013 and 2012. However, we are not holding our vessels for sale.

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

			Carrying Value (in millions of U.S. Dollars)
Vessel	TEU	Year Built	December 31, 2013	December 31, 2012
Box Trader*	3,426	2010	$43.4	$44.9
Box Voyager*	3,426	2010	$43.4	$44.9
CMA CGM Kingfish*	5,095	2007	$45.1	$46.7
CMA CGM Marlin*	5,095	2007	$44.0	$45.6
Box Queen*	4,546	2006	$51.4	$53.5
Maule*	6,589	2010	$66.8	$69.1
MSC Emma*	5,060	2004	$46.6	$48.7
OOCL Hong Kong*	5,344	1995	$22.5	$23.7
OOCL China*	5,344	1996	$22.8	$24.0
Total Fleet Capacity (TEU)	43,925

*
Indicates vessels for which we believe, as of December 31, 2013 and 2012, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels, of approximately $386.0 million and $401.1 million, as of December 31, 2013 and 2012, respectively, exceeds their aggregate basic charter-free market value of approximately $241.7 million and $309.7 million, by approximately $144.3 million and $91.4 million, at December 31, 2013 and 2012, respectively.

As of the date of this annual report, all nine vessels in our fleet were employed under fixed rate time charters with an average remaining term of 12 months (weighted by aggregate contracted charter hire), with expirations ranging from 25 days to 25 months. We believe that if we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to "Item 3. Key Information—D. Risk Factors—Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in "Item 4. Information on the Company—B. Business overview—The Container Shipping Industry."

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

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. Fair value is determined by reference to market data. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate, supported by third party estimates, of charter party agreements with similar characteristics as the time charter assumed for equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue. Such amortization and accretion for the intangible asset and liability for the years ended December 31, 2011, 2012 and 2013 decreased time charter revenues by $1.1 million, $3.6 million and $5.3 million, respectively.

Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures, made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our containerships on a straight-line basis over their estimated useful lives, expected to be approximately 30 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. Based on the current market and the types of vessels we plan to purchase, the residual values of our vessels are based upon a value of $300 per lightweight ton, effective from January 1, 2013. An increase in the useful life of a containership or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge and or requiring an impairment charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use. The change in the scrap rate estimate from $150 to $300 per lightweight ton, effective from January 1, 2013 as discussed previously, decreased depreciation expense and increased net income for 2013 by approximately $1.4 million, or $0.06 and $0.05 per basic and diluted common share, respectively.

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

The undiscounted projected net operating cash flows for each vessel incorporate various factors, such as estimated future charter rates, utilization rates, estimated scrap values, expected outflows for vessels' dry-docking expenses, vessel operating expenses, assuming an average annual inflation rate of 2% and management fees. The Company determines the charter rates to be used in its impairment analysis, based on the contracted charter rate for the period of the contract and for the period a vessel is not under a charter contract, the prevailing market charter rates for the first two years, which we estimate for our 3,500 TEU and 4,400 TEU vessels amount to $7,000 per day and $7,500 per day, respectively based on the prevailing one year time charter market rates, as of December 31, 2013, and historical average rates from year three and for the remainder of the useful life of the vessel. In respect of the estimated future rates of the first two years for the larger vessels in our fleet, the daily time charter equivalent rate was determined on a pro rata basis, based on TEU capacity, using the computations for 4,400 TEU vessels, as these are the largest vessels for which there is market-available information. The historical rates used for year three onwards was determined by reviewing the standard deviation of the ten year historical average of one year time charter rates to exclude the highest and lowest rates during the most recent ten year historical period for similar-sized vessels, and comparing it to the simple ten year historical average to determine which method is more conservative. As of December 31, 2013, the simple ten year historical average was lower than the standard deviation of the ten year historical average so we used this rate, which was $20,561 per day for 3,500 TEU vessels and $24,800 for 4,400 TEU vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2013, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for reductions on time charter rates from the Company's base scenario ranging from approximately 16% to approximately 51%, depending on the vessel, indicated no impairment on any of our vessels. Based on this variable testing, our break even levels for impairment are approximately; $17,300 per day for 3,500 TEU vessels, $20,450 per day for our 4,400 TEU vessel, $19,700 per day for our 5,100 TEU vessels, $14,400 per day for our 5,300 TEU vessels and $17,900 per day for our 6,500 TEU vessel.

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

Results of Operations

Fleet Data and Average Daily Results

	BOX SHIPS INC.
FLEET DATA	2011	2012	2013
Average number of vessels (1)	5.92	8.01	9.00
Operating days for the fleet (2)	1,551	2,734	3,222
Number of vessels at end of period	7	9	9
Calendar days for the fleet (3)	1,551	2,932	3,285
Fleet utilization (4)	100%	93%	98%
AVERAGE DAILY RESULTS
Vessel operating expenses (5)	$5,427	$5,555	$5,478
Management fees (6)	$871	$808	$847
General and administrative expenses (7)	$1,612	$2,019	$2,215

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(3)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(4)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and amortization of other intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(6)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(7)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Results of Operations—Box Ships Inc.

Year ended December 31, 2013 compared to year ended December 31, 2012

During the years ended December 31, 2013 and 2012, we operated an average of 9.00 and 8.01 vessels, respectively. The increase was the result of the delivery of OOCL Hong Kong and OOCL China in June and July 2012, respectively.

Net Revenues

Net revenues represent charter hire earned, net of commissions. Net revenues increased by 6.0%, to $69.8 million for the year ended December 31, 2013, from $65.9 million for the year ended December 31, 2012, due to the increased fleet size to an average of 9.00 vessels from an average of 8.01 vessels in 2012 and a resulting increase in vessel operating days, which increased to 3,222 days in 2013 from 2,734 days in 2012. The increase in net revenues, being mainly attributable to the delivery of OOCL Hong Kong and OOCL China in June and July 2012, respectively, was partially offset by the lower re-chartering rates of Box Voyager, Box Trader and the 31 idle days of Box Queen in 2013. During 2013, we had 43 idle days and one off-hire day related to unscheduled maintenance, along with 19 days due to dry-docking of one vessel, for a total of 63 off-hire days. During 2012, we had 152 idle days and two off-hire days related to unscheduled maintenance, along with 44 scheduled off-hire days due to the dry-docking of two vessels, for a total of 198 off-hire days. Currently, all vessels in our fleet are employed under fixed-rate time charters having an average weighted remaining charter duration of 12 months (weighted by aggregate contracted charter hire). Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for 2013 and 2012 by $5.3 million and $3.6 million, respectively. The increase in the amortization of above/below market time charters is attributable to the delivery of OOCL Hong Kong and OOCL China in June and July 2012, respectively.

Voyage Expenses

Voyage expenses for each of 2013 and 2012 amounted to $2.5 million. Voyage expenses mainly include extra war risk insurances costs, bunkers consumed by our vessels travelling to and from their dry-docks and bunkers consumed during the period the vessels remain unemployed. The bunkers consumed during 2013 amounted to $0.3 million, mainly relating to the redelivery of Box Queen from its charterer and the bunkers consumed while the vessel remained idle between employment, along with the bunkers used to transport the OOCL Hong Kong to and from its dry-dock. During 2012, bunkers consumed amounted to $0.9 million, which was primarily due to the redelivery of the Box Trader and Box Voyager, from their time charters and the bunkers consumed while those vessels remained idle between employment, along with the bunkers used to transport the CMA CGM Marlin and the CMA CGM Kingfish to and from their respective dry-docks. Extra war risk insurance costs amounted to $1.1 million and $1.3 million in 2013 and 2012, respectively. Additionally, voyage expenses in 2013 include other crew costs which are reimbursable by the charterers and amounted to $0.8 million. No such expenses were incurred in 2012.

Vessels Operating Expenses

During 2013, vessels operating expenses amounted to $18.0 million compared to $16.3 million during 2012, due to the increased average number of vessels and the increased calendar days, but on average our vessels operating expenses were down slightly to $5,478 per vessel per day in 2013 compared to $5,555, per vessel, per day, during 2012. Vessels operating expenses are influenced by the age and size of the vessels, the condition of the vessels and other factors, as discussed above.

Dry-docking expenses

During 2013, one of our vessels, the OOCL Hong Kong underwent its scheduled dry-docking, which resulted in 19 off-hire days and expenses amounting to $1.0 million. During 2012, two of our vessels, the CMA CGM Kingfish and the CMA CGM Marlin underwent their scheduled dry-dockings, which resulted in an aggregate of 44 off-hire days and expenses amounting to $2.1 million, in aggregate.

Management Fees charged by a related party

Management fees charged by Allseas for 2013 and 2012 were $2.8 million and $2.4 million, respectively, or $847 per vessel per day and $808 per vessel per day, respectively, and represent fees in accordance with our management agreements entered into with Allseas for the provision of management and technical services as described above. The increase in management fees was due primarily to the increased average number of vessels and the resulting increase in calendar days period over period. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the year, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet and other fixed assets amounted to $15.1 million and $15.0 million for 2013 and 2012, respectively. The increase in the average number of vessels and resulting increase in calendar days, being attributable to the delivery of OOCL Hong Kong and OOCL China in June and July 2012, respectively, was largely offset by the change in the scrap rate estimate. Effective January 1, 2013, we revised the scrap rate estimate prospectively from $150 to $300 per lightweight ton. The change in accounting estimate does not have a retrospective effect in the financial statements. The effect of this change was to decrease depreciation expense and to increase net income for 2013 by approximately $1.4 million, or $0.06 and $0.05 per basic and diluted common share, respectively.

General and Administrative Expenses

General and administrative expenses for 2013 and 2012 were $7.3 million and $5.9 million, or $2,215 and $2,019 per day, respectively. The increase in general and administrative expenses is due primarily to increased financial, accounting and financial reporting fees, increased executive services fees and increased share-based compensation expenses year over year. During 2013 and 2012, expenses related to the provision of our executive services by our Manager and incentive compensation amounted to $3.0 million and $2.6 million, respectively, share-based compensation amounted to $2.1 million and $1.2 million, respectively, and financial, accounting and financial reporting fees amounted to $0.6 million and $0.2 million, respectively.

Insurance claims recoveries

Insurance claims recoveries for 2013 amounted to $0.5 million, relating to a settlement of a hull and machinery claim for Box Voyager incurred in 2012. There were no such recoveries in 2012.

Interest and Finance Costs

Interest and finance costs for 2013 and 2012 amounted to $8.3 million and $8.5 million, respectively, out of which $7.0 million and $7.0 million, respectively, related to the interest incurred on the loans for the vessels and related swap agreements, $0.4 million and $0.7 million, respectively, related to interest incurred on the loan from a related party, and $0.9 million and $0.8 million, respectively, related to the amortization of financing costs and other financial expenses. The decrease in interest and finance costs is due to the full repayment of our unsecured loan agreement with Paragon Shipping and the decrease in our average borrowings outstanding period over period, which was partially offset by the increase in the interest incurred on our swap agreements, the majority of which were entered into during the third quarter of 2012. The average indebtedness during 2013 and 2012 was $198.9 million and $226.5 million, respectively, and the outstanding balance as of December 31, 2013 and 2012, was $179.6 million and $216.3 million, respectively.

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

Results of Operations—Ardelia Navigation Ltd and Eridanus Trading Co.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.

FLEET DATA	January 1, 2011 to April 28, 2011 (1)
Average number of vessels (2)	2.00
Operating days for the fleet (3)	236
Number of vessels at end of period	2
Calendar days for the fleet (4)	236
Fleet utilization (5)	100%
AVERAGE DAILY RESULTS
Vessel operating expenses (6)	$4,535
Management fees (7)	$868
General and administrative expenses (8)	$—

(1)	The last date the Box Voyager and the Box Trader were owned by Ardelia and Eridanus, respectively.
(2)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(4)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(5)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing operating days by fleet calendar days for the relevant period.
(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and amortization of other intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Also included in this annual report are the combined results of operations of Ardelia Navigation Ltd. and Eridanus Trading Co., the wholly-owned subsidiaries of Paragon Shipping that owned and operated the Box Voyager and the Box Trader, respectively, prior to the sale of the vessels to us, for the period from January 1, 2011 to April 28, 2011 (the last date the entities owned and operated the Box Voyager and the Box Trader, respectively and the date immediately preceding the delivery to us). These results reflect the operations of the Box Voyager and the Box Trader and do not reflect any of the other vessels in our fleet.

For the period from January 1, 2011 to April 28, 2011

Net Revenues

Net revenues for the two containerships amounted to approximately $4.7 million for the period from January 1, 2011 to April 28, 2011 based on a total of 236 operating days. The revenue during the period described was related to the time charters with CSAV Valparaiso at $20,000 per day, per vessel less commissions of 2.5%, which includes a commission of 1.25% to Allseas. The two containerships along with the existing charter agreements were sold and delivered to the Company on April 29, 2011.

Vessel Operating Expenses

Vessel operating expenses were approximately $1.1 million, or $4,535 per day, for the period from January 1, 2011 to April 28, 2011.

Depreciation

Depreciation for the two containerships was approximately $1.0 million for the period from January 1, 2011 to April 28, 2011. The amount of depreciation expense is directly related to the number of days in the period that the vessels were owned.

Interest and Finance Costs

Interest and finance costs amounted to approximately $0.5 million for the period from January 1, 2011 to April 28, 2011, and were related to the interest incurred on the loans for the vessels. The total indebtedness outstanding as of the period ending April 28, 2011 was $46.4 million.

B.            Liquidity and Capital Resources

Our business is capital intensive, and our future success depends on our ability to maintain a high-quality fleet through the acquisition of newer containerships. These acquisitions will be principally subject to our expectation of future market conditions as well as our ability to acquire containerships on favorable terms. As of December 31, 2013 and 2012, we had cash and cash equivalents of $14.5 million and $7.1 million, respectively, and current and non-current restricted cash of $10.0 million.

Our primary sources of funds are our operating cash flow, borrowings under our credit facilities and equity provided by our shareholders, while our primary uses of funds are vessels operating expenses and dry-dockings costs, loan repayments and payments of dividends, subject to approval and declaration by our board of directors. During the year ended December 31, 2013, our largest source of capital were the net proceeds from the public offering of 4,000,000 common shares in March 2013, which amounted to $19.9 million and the net proceeds from the public offering of 916,333 Series C Preferred Shares, which amounted to $20.5 million, after the deduction of underwriting discounts and commissions and expenses paid by us. In the event we acquire any additional vessels, we will rely on additional equity and debt financing alternatives.

As of December 31, 2013, we had total outstanding indebtedness of $179.6 million, of which $22.7 million is scheduled to be repaid within 2014. As of December 31, 2012, we had total outstanding indebtedness of $216.3 million, of which $36.7 million was paid in 2013. Currently, we have no borrowing capacity. As of December 31, 2013, we were in compliance with all of our debt covenants, as amended to give effect to waivers that were granted. Notwithstanding our compliance as of December 31, 2013, for purposes of preparing financial statements in accordance with U.S. GAAP, for waivers that expire in 2014, we are required to assess future compliance with the then applicable loan covenants at measurement dates within twelve months from the date of such financial statements. Current vessel values indicate that we may not be able to maintain compliance with the relevant financial covenants upon expiration of the existing waivers, which expire during 2014, and if we fail to cure such non-compliance following applicable notice and expiration of applicable cure periods, we would be in default. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of our debt and the acceleration of such debt by the lenders. We believe that negotiations with the lenders for the extension of waivers will be successful and that our lenders will not demand payment of the loans before their scheduled maturity, as a result of covenants breaches. We expect that the lenders will not demand payment of the loans before their maturity, provided that we will remain current with our obligations of paying principal and interest when they become due, which are expected to be settled through cash from operating activities. We believe that our forecasted operating cash flows, together with our existing cash and cash equivalents, will be sufficient to meet our liquidity needs for the next 12 months, assuming that we will successfully extend our waivers, as discussed above.

Our dividend policy also impacts our future liquidity position. Our policy is to pay quarterly dividends to holders of our common stock in February, May, August, and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt, maintain reserves for dry-docking, surveys and other purposes as our board of directors may from time to time determine and fund dividend payments to holders of our Series C Preferred Shares, which rank prior to our common stock with respect to, among other things, dividends. In determining the amount of cash available for distribution after payment of cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our existing loan agreements and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, amounts necessary to fund dividend payments to holders of our Series C Preferred Shares and dry-docking costs, repairs, claims and other liabilities and obligations. To the extent we do not have sufficient cash balances or are unable to obtain external financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs to grow. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest a larger portion of their cash for acquisitions. Our dividend policy may be changed at any time by our board of directors.

On February 18, 2014, our board of directors, considering the continuing weakness in the containership market and decline in charter rates, decided to refrain from paying a common stock dividend with respect to the fourth quarter of 2013 in an effort to maintain our liquidity and ensure the sustainability of the Company going forward. The declaration and payment of any dividend on our common shares will be determined at the sole discretion of our board of directors. We cannot assure you that we will pay dividends in the amounts stated above or at all, and our ability to pay dividends will be subject to the rights of holders of our Series C Preferred Shares, which accrue dividends cumulatively at a rate of 9.00% per annum per $25.0 stated liquidation preference per Series C Preferred Share and are payable on January 1, April 1, July 1 and October 1 of each year, the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our board of directors. See "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy."

Cash Flows

Net Cash from Operating Activities during the year ended December 31, 2013 increased by $5.7 million to $38.2 million, compared to $32.5 million for the year ended December 31, 2012. This increase was primarily attributable to the increased revenues related to the increase in our average fleet size and increased vessel operating days, which was partially offset by the increased outflows due to the increased vessels operating expenses and general and administrative expenses, as a result of the increased average fleet size and fleet calendar days. In 2013, our vessels generated positive cash flows from revenues, net of commissions, of $75.2 million, while we paid $37.0 million for expenses, of which $7.0 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping. In 2012, our vessels generated positive cash flows from revenues, net of commissions of $69.4 million, while we paid $36.9 million for expenses, of which $7.2 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping.

For the year ended December 31, 2013, there was no cash used in investing activities. Net Cash used in Investing Activities during the year ended December 31, 2012 was $62.4 million, relating to the acquisition of OOCL Hong Kong and OOCL China, including attached time charters and manning agreements.

Net cash used in Financing Activities for the year ended December 31, 2013, was $30.8 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $19.9 million. In July, October and November, 2013, we completed the public offering and issuance of 916,333 shares of our Series C Preferred Shares, resulting in net proceeds of $20.5 million. During the year ended December 31, 2013, we used $19.7 million to redeem and retire all of our outstanding Series B-1 Preferred Shares. We repaid $36.7 million of our debt, including our related party loan with Paragon Shipping, paid financing costs of $0.2 million and paid dividends to our preferred and common shareholders of $14.6 million.

Net cash from Financing Activities during the year ended December 31, 2012, was $29.9 million. The net proceeds from the issuance and sale to Neige International in a private offering (the "Private Offering"), of 1,333,333 units, each unit consisting of one of the Company's 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") and one warrant to purchase one of our common shares, which amounted to $38.4 million in aggregate, net of related costs of $0.1 million, together with the drawdown of $24.7 million under a secured loan agreement, net of financing fees of $0.3 million, were used to finance the acquisition of the OOCL Hong Kong and the OOCL China. On July 18, 2012, we completed the public offering and issuance of 4,285,715 of our common shares, resulting in net proceeds of $28.0 million. During the year ended December 31, 2012, we used $20.8 million to redeem 692,641 of the Series B Preferred Shares, we repaid $19.9 million of our debt and paid dividends to our preferred and common shareholders of $20.5 million.

Capital Expenditures

Our capital expenditures relate to the costs associated with the dry-dock of the MSC Emma, which was completed in February 2014, and the dry-dock of the OOCL China, which is currently in progress and is scheduled to be completed last week of March 2014. These dry-docks will result in approximately 36 off-hire days and expenses amounting to approximately $2.0 million. We will finance these dry-docks using available cash balances.

Loan Agreements

$100.0 million senior secured loan agreement with ABN AMRO

On May 6, 2011, we entered into a senior secured loan agreement for a loan of up to $100.0 million, with ABN AMRO, to partially refinance the acquisition of the Box Voyager and Box Trader and to partially finance the acquisition of Maule, referred to herein collectively as the Security Vessels, which we drew in full in May 2011. Under the terms of the loan agreement, the joint and several borrowers are Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., the vessel-owning subsidiaries that own the Security Vessels, and we are the corporate guarantor. On August 9, 2012, we entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% of the total amount of the loan of $100.0 million to HSH Nordbank AG and 32% of the total amount of the loan of $100.0 million to ITF International Transport Finance Suisse AG. On August 9, 2013, we entered into the second amending and restating agreement, pursuant to which, certain financial covenants and securities were permanently or temporarily amended and ABN AMRO waived the application of the asset cover for the period commencing on June 28, 2013 and ending on April 1, 2014 ("ABN AMRO Waiver Period").

The loan is repayable in 24 quarterly installments of $1.925 million, which commenced in August 2011, plus a balloon payment of $53.80 million, payable together with the final installment, in May 2017. Borrowings under the loan agreement bear interest at London Inter-Bank Offered Rate, or LIBOR, plus 3.00% per annum, or 3.35% per annum, during the ABN AMRO Waiver Period.

The loan, as amended, is secured by, among other things (i) first priority cross-collateralized mortgages over the Security Vessels and second priority mortgages over the OOCL Hong Kong and OOCL China ("Collateral Vessels"); (ii) first priority assignments of the earnings of the Security Vessels, as well as operating and retention accounts held with the lenders, where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due and second priority assignments of the earnings of the Collateral Vessels; (iii) first priority assignments of the insurances of the Security Vessels and second priority assignments of the insurances of the Collateral Vessels; (iv) specific assignments of all present and future charter parties, consecutive voyage charters, or contracts of affreightment of the Security Vessels in excess of 12 months duration, including the current time charter with CSAV Valparaiso, for each of the Security Vessels and second priority assignments of present charter parties of the Collateral Vessels; (v) first priority pledges over the shares of the borrowers and second priority pledges over the shares of the ship owning companies of the Collateral Vessels; (vi) an unconditional and irrevocable corporate guarantee from us; and (vii) an undertaking from our Manager.

The loan agreement contains financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we are also required to comply with financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market value adjusted net worth of $100.0 million, effective from June 28, 2013; (iii) minimum free liquidity of $750,000 per vessel but no less than $8.0 million in the aggregate; and (iv) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1. During the ABN AMRO Waiver Period, the asset cover ratio, which shall permanently include the net realizable value of the Collateral Vessels, is reduced to 120% on a charter-free basis and the maximum market adjusted corporate leverage is increased to 85.0%.

As of December 31, 2013, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	asset cover ratio of 150%;
•	market adjusted corporate leverage of 58.0%;
•	market value adjusted net worth of $128.4 million;
•	free liquidity of $24.5 million; and
•	ratio of EBITDA to net interest expenses of 5.5:1

In addition, the loan agreement also requires us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control; prohibitions on changes in the Manager of the Security Vessels; restrictions on asset acquisitions and disposals by the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a six-month cure period; and other customary covenants. In addition, we must maintain average outstanding time charter duration on our fleet of no less than one year. The loan agreement also contains customary events of default, including cross-defaults, material change of the borrower or us and termination of the charters unless replaced with charters acceptable to the lender. In addition, if any of our charters with CSAV Valparaiso for the Security Vessels is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under the loan agreement if the charter were not replaced within 60 days by another charter and with a charterer approved by the lender. During the ABN AMRO Waiver Period, we may pay dividends in each financial quarter in an amount of up to $0.15 per common share outstanding.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 15 days' prior written notice to the lender, in minimum amounts of $1.925 million or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

We were obligated to pay quarterly in arrears a 1.00% per annum commitment fee on the undrawn portion of the loan and since August 2012, we are obligated to pay an agency fee of $25,000 per annum. We had outstanding borrowings under this loan agreement of $80.75 million and $88.45 million as of December 31, 2013 and 2012, respectively.

$30.0 million secured loan agreement with Unicredit

On May 17, 2011, we entered into a senior secured loan agreement for a loan of up to $30.0 million with Unicredit to partially finance the acquisition of the Box Queen (formerly the Maersk Diadema), which we drew in full in May 2011. Under the terms of the loan agreement, the borrower is Aral Sea Shipping S.A., the vessel-owning subsidiary of the Box Queen, and we are the corporate guarantor. On June 27, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on June 27, 2013 and ending on January 1, 2014 ("Unicredit Waiver Period"), certain financial covenants and the minimum security requirements were amended.

The loan is repayable in 24 quarterly installments of $750,000, which commenced in August 2011, plus a balloon payment of $12.0 million, payable together with the final installment in May 2017. It bears interest at LIBOR plus 2.80% per annum, subject to the asset cover ratio being equal to at least 130% of the outstanding loan principal and so long as the Box Queen is under a time charter approved by the lenders; otherwise it will bear interest at LIBOR plus 3.00% per annum. At any time the asset cover ratio is lower than 130%, the loan will bear interest at LIBOR plus 4.5% per annum and if the security cover is less than 120% or 110% during the Unicredit Waiver Period, it will constitute an event of default if not cured as set forth under the loan agreement.

The loan is secured by, among other things (i) a first priority mortgage on the Box Queen; (ii) an assignment of income and insurances; (iii) a corporate guarantee from us; (iv) a pledge over the earnings account of the Box Queen; (v) a retention account, where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due; (vi) the specific assignment of any time charter employment of the Box Queen exceeding 12 months; and (vii) the undertaking of our Manager.

Under the corporate guarantee of the loan agreement, we are required to maintain (i) a ratio of total debt to EBITDA, as defined in the loan agreement, of no more than 5:1; (ii) a ratio of total liabilities to market value adjusted total assets of less than 0.65:1 or 0.85:1 during the Unicredit Waiver Period; and (iii) minimum cash of the higher of $750,000 per vessel owned or $10.0 million.

In addition, the loan agreement and corporate guarantee also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the Manager of the Box Queen; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership, directly or indirectly, of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a one-month cure period; the requirement to maintain a minimum security cover of 120%, or 110% during the Unicredit Waiver Period, on a charter-exclusive basis; prohibitions on subsequent period charters for the Box Queen of longer than 12 months or bareboat charters without the prior written consent of the lender; the requirement that the retention account maintain at least $1,500,000; and other customary covenants. The loan agreement also contains customary events of default, including cross-defaults, material change to the borrower and to us and termination or early termination of the charter approved by the lenders.

As of December 31, 2013, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	security cover of 122%;
•	ratio of total debt to EBITDA of 3.8;
•	ratio of total liabilities to market value adjusted total assets of 0.648:1; and
•	cash of $24.5 million

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 10 days' prior written notice to the lender, in minimum amounts of $750,000 or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

We were obligated to pay quarterly in arrears a 1.25% per annum commitment fee on the undrawn portion of the loan agreement. We had outstanding borrowings under this loan agreement of $22.5 million and $25.5 million as of December 31, 2013 and 2012, respectively.

Loan agreement of up to $30.0 million with Paragon Shipping

On May 27, 2011, we entered into an unsecured, non-amortizing loan agreement with Paragon Shipping relating to a loan of up to $30.0 million, which we drew in full in May 2011 to partially fund the acquisition of the CMA CGM Marlin.

The loan was repayable in full by April 2013. Borrowings under this loan agreement bear interest at LIBOR plus 4.0% and 5.0% per annum, as discussed below. The loan agreement provided for events of default, including bankruptcy or insolvency, failure to pay amounts due when required under the loan agreement, a change in the chief executive officer of the Company without the prior written consent of Paragon Shipping, a change of control, merger or acquisition with respect to the Company, and voluntary prepayment in part or in whole, without penalty, at any time during the life of the loan. In February 2013, November 2012 and August 2011, we prepaid $1.0 million, $1.0 million and $15.0 million of the outstanding amount of this loan, respectively. On March 11, 2013, we agreed to amend the terms of the loan agreement with a then outstanding principal balance of $13.0 million. Pursuant to the terms of the amended loan agreement, the maturity of the loan was extended from April 19, 2013 to April 19, 2014 and the outstanding loan was repayable in quarterly principal installment payments of $1.0 million each, commencing on April 19, 2013, with a final balloon payment on the maturity date. In consideration for the amendment of the loan agreement, we agreed to pay an amendment fee of $0.1 million and to increase the margin by 100 basis points. On August 5, 2013, we prepaid $5.0 million and on October 18, 2013, we repaid in full the then outstanding balance of $6.0 million.

Two $22.0 million secured loan agreements with Credit Suisse

On July 12, 2011 and July 18, 2011, we entered into two secured loan agreements with Credit Suisse relating to loans of up to $22.0 million each to partially refinance the cash consideration paid for the CMA CGM Marlin and the CMA CGM Kingfish, which we drew in full in August 2011. On May 28, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on March 31, 2013 and ending on April 1, 2014 ("Credit Suisse Waiver Period"), certain financial covenants were amended.

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

The loan agreements contain financial covenants requiring us to maintain (i) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1; (ii) a market value adjusted net worth of no less than $150.0 million, or $100.0 million during the Credit Suisse Waiver Period; (iii) minimum cash of the higher of $750,000 per vessel owned and $10.0 million; (iv) a leverage ratio of no more than 0.65.1 or 0.85:1 during the Credit Suisse Waiver Period; and (v) a ratio of total debt to EBITDA of no more than 5:1.

In addition, the loan agreements also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the Manager of the CMA CGM Kingfish and the CMA CGM Marlin; limitations on changes in our management; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a three-month cure period; the requirement to maintain a minimum security cover of 130% on a charter-exclusive basis; the requirement that each earnings account maintain at least $750,000; and other customary covenants. The loan agreements also contain customary events of default, including cross-defaults and material change to the borrower and to us.

As of December 31, 2013, the financial covenants were calculated (based on the definitions contained in the loan agreements) as follows:

•	security cover of 152%;
•	ratio of EBITDA to net interest expenses of 5.4:1;
•	market value adjusted net worth of $123.6 million;
•	cash of $21.9 million;
•	leverage ratio of 0.60:1; and
•	ratio of total debt to EBITDA of 3.8:1

The loan agreements contains voluntary prepayment clauses, whereby we may prepay the loans in whole or in part, without penalty on any interest payment date, subject to 15 days' prior written notice to the lender, in minimum amounts of $475,000 or integral multiples thereof. Prepayments will be applied pro rata to reduce the then outstanding repayment installments and the balloon installment.

We were obligated to pay quarterly in arrears a 0.75% per annum commitment fee on the undrawn portion of the loan agreements. In addition, we were obligated to pay a non-refundable waiver fee of $0.1 million, in relation to the supplemental agreement, discussed above. We had outstanding borrowings under the loan agreements of $17.25 million per loan and $19.15 million per loan as of December 31, 2013 and 2012, respectively.

$30.3 million secured loan agreement with Commerzbank

On July 29, 2011, we entered into a secured loan agreement with Commerzbank relating to a loan of up to $30.3 million to partially fund the acquisition of the MSC Emma, which we drew in full in August 2011. On July 8, 2013, we entered into a supplemental agreement, pursuant to which, certain financial covenants and securities were amended during the waiver period specified below.

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

The loan agreement contains financial covenants requiring us to maintain (i) minimum cash of the greater of $750,000 per vessel owned or $10.0 million; (ii) a ratio of EBITDA, as defined in the loan agreement, to interest expense of at least 2.5:1; (iii) total liabilities divided by market value adjusted total assets of less than 65%; (iv) a net worth of at least $150.0 million; (v) a ratio of total liabilities to EBITDA of no more than 5:1. Pursuant to the supplemental agreement, discussed above, during the waiver period commencing on June 28, 2013 and ending on the earlier of (i) July 3, 2014 or (ii) the date that the employment of the MSC Emma is terminated or reduced to a level that is insufficient to fund payments due under the loan agreement, (i) the net worth shall not be less than $50.0 million; and (ii) the ratio of total liabilities to market value adjusted total assets shall be less than 85%.

In addition, the loan agreement also requires us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default, if an event of default would occur as a result of the payment of the dividend or if we are required to make a prepayment or provide additional security under the loan agreement; prohibitions of changes in the Manager of the MSC Emma; the requirement of Mr. Bodouroglou and/or any of his parents, children, siblings and wife to maintain, directly or indirectly, a minimum ownership of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a six-month cure period; the requirement to maintain a minimum security cover of 133% on a charter-exclusive basis, or 118% during the waiver period commencing on June 28, 2013 and ending on the earlier of (i) April 3, 2014 or (ii) the date that the employment of the MSC Emma is terminated or reduced to a level that is insufficient to fund payments due under the loan agreement; the requirement that the retention account maintain at least $750,000; and other customary covenants. The loan agreement also contains customary events of default, including cross-defaults and material change to the borrower and to us.

As of December 31, 2013, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	security cover of 126%;
•	cash of $24.5 million;
•	ratio of EBITDA to interest expense of 5.8:1;
•	ratio of total liabilities divided by market value adjusted total assets of 59%;
•	net worth of $126.7 million; and
•	ratio of total liabilities to EBITDA of 3.8:1;

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 10 banking days' prior notice to the lender, in minimum amounts of $800,000 or integral multiples thereof. Prepayments will be applied pro rata to reduce the balloon installment and the remaining repayment installments.

We were obligated to pay quarterly in arrears a 0.75% per annum commitment fee on the undrawn portion of the loan agreement. In addition, we are obligated to pay a waiver fee of $0.2 million, in relation to the supplemental agreement, discussed above. We had outstanding borrowings under this loan agreement of $23.05 million and $26.25 million as of December 31, 2013 and 2012, respectively.

$25.0 million secured loan agreement with ABN AMRO

On June 27, 2012, we entered into a loan agreement with ABN AMRO relating to a loan of up to $25.0 million to partially finance the acquisition of the OOCL Hong Kong and the OOCL China, delivered to us on June 25, 2012 and July 5, 2012, respectively. The borrowers under the loan agreement are Triton Shipping Limited and Rosetta Navigation Corp. Limited, the vessel-owning subsidiaries that own the OOCL Hong Kong and the OOCL China, respectively, and Box Ships Inc. is the corporate guarantor. On August 9, 2013, we entered into a supplemental agreement, pursuant to which, certain financial, minimum security and other covenants and securities were permanently or temporarily amended, for the period commencing on June 28, 2013 and ending on April 1, 2014 ("ABN AMRO Waiver Period"), as specified below.

The loan agreement has been drawn in full in two tranches and each tranche is repayable in 12 equal, quarterly installments of $625,000, which commenced in October 2012, plus a balloon payment of $5,000,000 payable together with the final installment in July 2015. Borrowings under the loan agreement bear interest at LIBOR plus 3.75% per annum, or 4.10% per annum, during the ABN AMRO Waiver Period.

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

The loan agreement contains certain financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we are also required to comply with certain financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market value adjusted net worth of $100.0 million, effective from June 28, 2013; (iii) minimum free liquidity of $750,000 per vessel but no less than $8.0 million in the aggregate; and (iv) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1. During the ABN AMRO Waiver Period, the asset cover ratio is reduced to 110% on a charter-free basis and the maximum market adjusted corporate leverage is increased to 85.0%.

As of December 31, 2013, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	asset cover ratio of 197%;
•	market adjusted corporate leverage of 58.0%;
•	market value adjusted net worth of $128.4 million;
•	free liquidity of $24.5 million; and
•	ratio of EBITDA to net interest expenses of 5.5:1

In addition, the loan agreement and related corporate guarantee also require the borrowers and us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control of the borrowers and us; prohibitions on changes in the manager of the OOCL Hong Kong and the OOCL China; restrictions on asset acquisitions and disposals of the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness with respect to the borrowers; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the Company's outstanding share capital, including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a six-month cure period; and other customary covenants. In addition, we must maintain an average outstanding time charter duration on our fleet of no less than one year. The loan agreement also contains customary events of default, including cross-defaults, material adverse change of the borrowers or us and termination of the charters unless replaced with charters acceptable to the lender. During the ABN AMRO Waiver Period, we may pay dividends in each financial quarter in an amount of up to $0.15 per common share outstanding.

We had outstanding borrowings under this loan agreement of $18.75 million and $23.75 million, as of December 31, 2013 and 2012, respectively.

As of December 31, 2013, we were in compliance with all of the covenants contained in the loan agreements, described above and as amended, or had obtained waivers.

Interest Rate Swaps

We have entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements, discussed above. For more information on our interest rate swap agreements, refer to Note 9 to our financial statements included at the end of this annual report.

C.            Research and Development, Patents and Licenses

None.

D.            Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand.

Containership charter rates peaked in 2005 and generally remained strong until the middle of 2008, when the effects of the recent economic crisis began to affect global trade, and reached near historically low levels in 2009. The recovery in China and India influenced positively charter rates in 2010 and the first half of 2011, which experienced a moderate recovery during those periods; however, charter rates declined from the second half of 2011 and in early 2014 remain well below their long term historical averages due to the combination of increasing containership capacity (both current and expected) and decreasing demand. Global financial conditions remain volatile and demand for containership services may continue to decrease in the future. As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

Please see "Item 3. Key Information—D. Risk Factors" for a discussion of the material risks inherent in our business. See also "Item 4. Information on the Company—B. Business overview—The Container Shipping Industry" for a discussion of the container shipping industry.

E.            Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.            Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013, without taking into consideration the re-classification of total outstanding debt within current liabilities, discussed under Notes 3 and 8 to our financial statements included at the end of this annual report:

Contractual Obligations (amounts in thousands of U.S. Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$179,550	$22,700	$49,150	$107,700	$-
Interest payments(1)	$17,475	$6,294	$9,394	$1,787	$-
Fees and Commissions to our Manager(2)	$8,569	$3,477	$4,792	$300	$-
Executive services(3)	$5,029	$2,200	$2,829	$-	$-
Accounting services(4)	$410	$410	$-	$-	$-
Total	$211,033	$35,081	$66,165	$109,787	$-

(1)	Interest Payments refer to our expected interest payments of our loan agreements based on an assumed LIBOR rate of 0.2461%, being the 3 month LIBOR rate as of December 31, 2013.

(2)
Management fees are based on €643.77 per vessel, per day (or $888 per vessel, per day using an exchange rate of $1.3792:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2013, according to Bloomberg) and include the 1.25% charter hire commission for the vessels in our fleet under their time charters, as of December 31, 2013, based on the estimated redelivery dates assuming no off-hire days. Third party commissions on revenues are not included in the table above.

(3)
Executive services relate to the executive services fee of $2.2 million per annum in connection with the provision of services under the executive services agreement with Allseas and do not include any incentive compensation.

(4)
Accounting services relate to the financial and accounting services fee of €250,000 per annum (or $344,800 using an exchange rate of $1.3792:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2013, according to Bloomberg) and the financial reporting fee of $30,000 per vessel per annum, in connection with the provision of services under the accounting services agreement.

G.           Safe Harbor

See the section entitled "Forward-looking Statements" at the beginning of this annual report.

Item 6.   Directors, Senior Management and Employees

A.            Directors and Senior Management

Our board of directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, the vessels in our fleet are managed generally by our Manager, pursuant to separate management agreements, under which our Manager and its affiliates provide to us commercial and technical management services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas" for additional information about these agreements.

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

Name	Age	Position
Michael Bodouroglou	59	Chairman, President, Chief Executive Officer and Class C Director
Robert Perri	41	Chief Financial Officer
George Skrimizeas	48	Chief Operating Officer
Achilleas Stergiou	64	Class A Director
Dimitar Todorov	58	Class B Director
A. Joel Walton	52	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, age 59, has served as a director of the Company and our President and Chief Executive Officer since our inception in May 2010 and has served as our Chairman and Class C director since April 2011. Mr. Bodouroglou also serves as Chairman, President and Chief Executive Officer of Paragon Shipping. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. In 2007, Mr. Bodouroglou was appointed as a member of the Hellas Committee of the classification society GL (Germanischer Lloyd) and RINA (Registro Italiano Navale), who focus on continuously improving safety at sea.

Robert Perri, age 41, has served as our Chief Financial Officer since April 2011 and also serves as the Chief Financial Officer of Paragon Shipping. From 2007 to 2010, Mr. Perri served as the vice president of finance at Atlas Maritime Ltd. Prior to that, Mr. Perri was a senior global equities analyst at Zacks Investment Research from 2004 to 2007. From 2001 to 2003, Mr. Perri was an independent consultant helping entrepreneurs structure their businesses, and from 2000 to 2001, an equity research associate at First Albany Corp. From 1996 to 1998, Mr. Perri held various equity research positions at Prudential Securities and from 1995 to 1996, he was an accountant for Merrill Lynch Asset Management. Mr. Perri received his bachelor of science degree in Accounting and Finance from Drexel University, Philadelphia in 1995 and received his Master's of International Economics and Management with a focus on finance and banking from Bocconi University, Milan in 1999. Mr. Perri is a Chartered Financial Analyst and was the membership chair of the Hellenic CFA Society from 2005 until 2010.

George Skrimizeas, age 48, has been our Chief Operating Officer since July 2013. Mr. Skrimizeas has been general manager of Allseas since May 2006. Mr. Skrimizeas has also been the Chief Operating Officer of Paragon Shipping Inc. since June 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers, Governor of the International Propeller Club - Port of Piraeus, Greece and member of the Business Advisory Committee of the ICMA center Henley Business school in the U.K. (Msc in International Shipping and Finance).

Achilleas Stergiou, age 64, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank's shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the board of directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

Dimitar Todorov, age 58, has served as a Class B non-executive director of the Company since April 2011. Since 2003, Mr. Todorov has been the Executive Director and a member of the board of directors of Odessos Shiprepair Yard S.A., a shiprepair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship's Machines and Equipment. Mr. Todorov has extensive technical experience and competence in the shiprepair business.

A. Joel Walton, age 52, has served as a Class A non-executive director of the Company since April 2011. Since May 2004, Mr. Walton has been the chief executive officer of the Maritime Authority of the Cayman Islands which also owns and operates the Cayman Registry. Prior to May 2004, Mr. Walton served in various posts within the Cayman Islands public sector, including that of Deputy Financial Secretary of the Cayman Islands for 11 years. Mr. Walton has also held appointments on a number of boards and committees in the Cayman public and private sectors, including: chairman of the Maritime Sector Consultative Committee; deputy chairman of the Cayman Islands Monetary Authority; chairman of the Cayman Islands Health Services Authority; chairman of the Company Sector Consultative Committee; deputy chairman of the Cayman Islands Public Service Pensions Board; and deputy chairman of the Cayman Islands Stock Exchange Authority. Mr. Walton has also held other board appointments, including with the Caribbean Utilities Company, Ltd., a Toronto Stock Exchange listed company with the Caribbean Development Bank. Mr. Walton obtained a Bachelor of Administration (Hons) degree with a specialization in finance from Brock University, Canada in 1983 and an MBA with a concentration in finance and strategic planning from the University of Windsor, Ontario in 1988.

B.            Compensation

Our executive officers and directors received compensation during 2013 as set forth below.  Our executive officers and directors and employees of our Manager are eligible to receive awards under the Box Ships Inc. 2011 equity incentive plan, or our 2011 Equity Incentive Plan, described below under "—2011 Equity Incentive Plan." During 2013, we granted non-vested shares of common stock to our executive officers, directors and certain employees of our Manager, as set forth below. We do not have a retirement plan for our officers or directors.

Executive Compensation

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. Allseas is entitled to an executive services fee for provision of services under the agreement, which amounted to $1.8 million per annum in 2012 and was increased to $2.2 million per annum as of January 1, 2013. In addition, Allseas is entitled also to incentive compensation, at the discretion of our board of directors.

The aggregate compensation that was charged by Allseas under the executive services agreement in 2013 was approximately $2.2 million, which does not include incentive compensation of approximately $0.8 million awarded to Allseas, at the discretion of our board of directors, in relation to the executive services provided in 2013.

On February 4, 2013, we granted 3,000 shares of our restricted common stock to Mr. Robert Perri, our Chief Financial Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $6.11 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2013.

On November 22, 2013, we granted 300,000 of our restricted common stock to Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $3.175 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2014.

On December 19, 2013, we granted 15,000 of our restricted common stock to our executive officers, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $2.910 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2014.

All restricted shares granted to our executive officers under our 2011 Equity Incentive Plan will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of their service as an executive officer of the Company and an employee of Allseas without cause (as defined under the 2011 Equity Incentive Plan) or if their service is terminated by reason of their death or disability (as defined under our 2011 Equity Incentive Plan). If they voluntarily terminate their service or are removed for cause (as defined under our 2011 Equity Incentive Plan), all of their unvested restricted shares will be forfeited.

Compensation of Our Non-employee Directors

For the year ended December 31, 2013, each non-employee director was entitled to directors' fees of $45,000 per annum. In addition, each director is entitled also to incentive compensation, at the discretion of our board of directors and is also reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In addition, on November 22, 2013, we granted 5,000 shares of our restricted common stock to each of our non-executive directors, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $3.175 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2014.

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

Compensation of Certain Employees of Our Manager

On February 4, 2013, we granted an aggregate of 31,000 shares of our restricted common stock to certain employees of our Manager under our 2011 Equity Incentive Plan, with such restricted shares being valued at $6.11 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2013.

On December 19, 2013, we granted 1,000 of our restricted common stock to certain employees of our Manager, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $2.910 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2014.

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

C.            Board Practices

Our board of directors consists of the four directors named above. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Achilleas Stergiou and A. Joel Walton, expires at our 2015 annual general meeting of shareholders, the term of our Class B director, Mr. Dimitar Todorov, expires at our 2016 annual general meeting of shareholders, and the term of our Class C director, Mr. Michael Bodouroglou, expires at our 2014 annual general meeting of shareholders.

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

Our audit committee consists of Messrs. Todorov, Walton and Stergiou, each of whom has been determined by our board of directors to be independent under Rule 10A-3 of the Exchange Act in addition to the NYSE independence rules. Our board of directors has also designated Mr. Stergiou as an "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

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

Our conflicts committee is comprised of directors who are neither officers nor directors of Paragon Shipping and who do not have a financial interest, including through a family or employment relationship, in any proposed transactions. The conflicts committee is comprised of Messrs. Todorov, Walton and Stergiou. The conflicts committee, which we are required to maintain pursuant to the terms of our code of ethics, is intended to provide a mechanism for independent assessment of whether proposed arrangements with Paragon Shipping, Mr. Michael Bodouroglou, and any entity controlled by Mr. Bodouroglou, and their respective affiliates, or proposed modifications to arrangements with Paragon Shipping, Mr. Bodouroglou, any entities controlled by Mr. Bodouroglou and their respective affiliates, are fair and reasonable to us. The board of directors is not obligated to seek approval of the conflicts committee on any matter; however, the board of directors may submit such proposed arrangements or modifications to the conflicts committee. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Review and Approval of Transactions with Related Persons."

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

D.            Crewing and Shore Employees

As of December 31, 2013 and 2012, we had one employee. Allseas provides the services of our executive officers, who report directly to our board of directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2013 and 2012, we had three and two shoreside executive officers, respectively, Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, Mr. Robert Perri, our Chief Financial Officer and Mr. George Skrimizeas, who has been our Chief Operating Officer since July 2013. In addition, Mrs. Maria Stefanou served as our corporate secretary until February 19, 2014 when she was replaced by Mrs. Aikaterini Stoupa.

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

As of December 31, 2013 and 2012, 156 and 159 people were employed to crew the vessels in our fleet, respectively. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2011.

E.            Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."

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

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of common stock available for delivery pursuant to awards granted under the plan is 2,000,000 shares, as amended in February 2013. As of the date of this annual report, we had 994,000 shares of common stock remaining for issuance under the plan. If any award is forfeited or otherwise terminates or is cancelled without delivery of the shares of common stock, those shares will again be available for grant under the plan. Shares of our common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

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

Non-vested Shares of Common Stock

For more information on our awards of non-vested common stock granted in 2013 under our 2011 Equity Incentive Plan, please see "—Executive Compensation," "—Compensation of our Non-employee Directors," and "—Compensation of Certain Employees of our Manager" above and please also refer to Note 12 in the Company's financial statements included at the end of this annual report.

Item 7.   Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth the beneficial ownership of shares of our common stock, as of March 19, 2014, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 19, 2014, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
Michael Bodouroglou(2)	4,421,261	16.6%
Robert Perri	—	*
George Skrimizeas	—	*
Achilleas Stergiou	—	*
Dimitar Todorov	—	*
A. Joel Walton	—	*
Executive Officers and Directors as a Group	4,503,261	16.9%

5% Beneficial Owners:
Paragon Shipping Inc.	3,437,500	13.6%

*	Less than 1.0% of our outstanding common stock.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Box Ships Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.
(2)
Mr. Bodouroglou may be deemed to beneficially own these shares of our common stock through Neige International, a Marshall Islands corporation controlled by Mr. Bodouroglou. This beneficial ownership includes 1,333,333 common shares issuable upon the exercise of warrants issued to Neige International in June 2012, which have an exercise price of $7.74 per share and may be exercised at any time on or prior to June 30, 2017. Mr. Bodouroglou also beneficially owns 22.7% of our outstanding Series C Preferred Shares.

As of March 19, 2014, we had 4 shareholders of record located in the United States, including CEDE & CO., a nominee of The Depository Trust Company, that held an aggregate of 18,660,287 shares of our common stock, representing 74% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO., amounting to 18,655,177 shares, or 74% of our outstanding shares of common stock as of March 19, 2014, include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Under the management agreements, Allseas is entitled to a technical management fee of €643.77 per vessel, per day (or $878 per vessel, per day using an exchange rate of $1.3646:€1.00, the U.S. dollar/Euro exchange rate as of February 12, 2014 according to Bloomberg), for the twelve months commencing June 1, 2013, payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, and (iii) a superintendent fee of €500 per day (or $682 per day using an exchange rate of $1.3646:€1.00, the U.S. dollar/Euro exchange rate as of February 12, 2014 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection. In addition, Allseas is entitled to a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

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

•
the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), other than Paragon Shipping or any of its affiliates, becomes the beneficial owner, directly or indirectly, of a majority of our voting shares, measured by voting power rather than number of shares;

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

"Continuing directors" means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on the date immediately after the closing of our Initial Public Offering; or

•
nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of our Initial Public Offering or whose nomination or election was previously so approved.

In September 2012, we amended the management agreements to provide that unless the agreements are terminated (i) because the vessel is requisitioned for title or other compulsory acquisition of the vessel occurs (other than requisition for hire); (ii) the vessel is captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and is not subsequently released; or (iii) by reason of default by gross negligence or misconduct of the Manager, the fixed management fee will continue to be paid for a period of 90 days following the termination date to cover the operating and accounting costs of finalizing the vessel's disbursements and demurrage.  In addition, in the event of such a termination, the applicable vessel-owning company will be obligated to pay crew support costs for an additional three-month period following the termination date, plus an equitable portion of any management staff redundancy costs that may materialize.  Furthermore, in the event the management agreements are terminated upon a change in control, the provisions of the Compensation Agreement between Allseas and Box Ships Inc., described below, shall be applied.

The management agreements may not be amended or otherwise modified without the written consent of both parties.

During 2013, we incurred approximately $2.8 million, $0.9 million in management fees and chartering commissions, respectively. During 2012, we incurred approximately $2.4 million, $0.9 million and $0.6 million in management fees, chartering and vessel commissions, respectively. During 2011, we incurred approximately $1.4 million, $0.5 million and $1.9 million in management fees, chartering and vessel commissions, respectively.

Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement with Allseas

On September 12, 2012 we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to a sum equal to (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $4.1 million using an exchange rate of $1.3646:€1.00, the U.S. dollar/Euro exchange rate as of February 12, 2014, according to Bloomberg). Under the agreement, any other form of termination fees or compensation to which Allseas may be entitled at the time of the involuntary termination in respect of the management agreements described above shall become null and void.  The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.

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

Under the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas, which amounted to approximately $36,000, $35,000 and $23,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Under the agreement, Allseas is entitled to an executive services fee for the provision of services under the agreement, which amounted to $1.8 million per annum in 2011 and 2012 and increased to $2.2 million per annum as of January 1, 2013. For the years ended December 31, 2013, 2012 and 2011, the amount charged by Allseas under the executive services agreement amounted to $2.2 million, $1.8 million and $1.3 million, respectively, which does not include incentive compensation of approximately $0.8 million, $0.8 million and $0.1 million, respectively, awarded to Allseas, at the discretion of our board of directors, in relation to executive services provided during the years ended December 31, 2013, 2012 and 2011, respectively.

Accounting Agreement with Allseas

On September 12, 2012, we entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas is entitled to annual fees of €250,000 (or $341,150 using an exchange rate of $1.3646:€1.00, the U.S. dollar/Euro exchange rate as of February 12, 2014 according to Bloomberg), payable quarterly, for the provision of financial and accounting services and $30,000 per vessel, payable quarterly, for the provision of financial reporting services.

The agreement has an initial term of one-year and shall be automatically extended for successive one-year terms, unless either party provides written notice to the other party not less than 60 days prior to the expiration of any such term that the term will not be extended.

Our obligations under the agreement will immediately cease, and Allseas will not be entitled to any further payments of any kind, in the event Allseas ceases to be the manager of our fleet or if Allseas's engagement is terminated by us for Cause (as defined in the agreement) or voluntarily by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas's engagement is terminated by us without Cause or by Allseas for Good Reason, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement). In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement) and, in such case, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement).

For the years ended December 31, 2013 and 2012, the amounts charged by Allseas under the Accounting Agreement amounted to $0.6 million and $0.2 million, respectively.

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

In October 2013, pursuant to a cadetship program agreement, Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for his one year training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement, unless, at least thirty days' advance notice of termination is given by either party.

For the years ended December 31, 2013, 2012 and 2011, the amounts charged by Crewcare under the manning and cadetship program agreements amounted to approximately $0.2 million, $0.2 million and $0.1 million, respectively.

Our Executive Officers and Certain of Our Directors

Michael Bodouroglou, our Chairman, President and Chief Executive Officer, Robert Perri, our Chief Financial Officer, and George Skrimizeas, our Chief Operating Officer, are also officers of Paragon Shipping. Mr. Bodouroglou serves as the Chairman, President, and Chief Executive Officer of Paragon Shipping, Mr. Perri serves as the Chief Financial Officer of Paragon Shipping and Mr. Skrimizeas serves as the Chief Operating Officer of Paragon Shipping.

Loan agreement with Paragon Shipping

For a discussion of the unsecured loan agreement of up to $30.0 million with Paragon Shipping we entered into on May 27, 2011 following the completion of our Initial Public Offering and repaid in full in October 2013, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements—Loan agreement of up to $30.0 million with Paragon Shipping."

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

Option to Acquire Newbuilding Containership

We entered into a purchase option agreement with Paragon Shipping dated April 19, 2011, pursuant to which Paragon Shipping has granted us options to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that were scheduled to be delivered during 2014. On November 15, 2013, Paragon Shipping terminated one of the construction contracts and amended the terms of the remaining construction contract to apply the deposits paid on both of the original construction contracts to the remaining construction contract and to reduce the contract price of the remaining construction contract. On November 15, 2013, we amended and restated the purchase option agreement pursuant to which Paragon Shipping granted us the option to acquire the newbuilding containership subject to the remaining construction contract on the same terms as in the purchase option agreement dated April 19, 2011.  We may exercise our option to acquire such vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the vessel's delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the option will be equal to the greater of (i) Paragon Shipping's actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contract or the vessel and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our option to acquire the vessel, Paragon Shipping will be permitted to operate, or sell, the vessel pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessel and a right of first refusal over any containership chartering opportunities.

In connection with the acquisition of these newbuilding vessels, on May 17, 2013, Irises Shipping Ltd. and Nereus Navigation Ltd., wholly owned subsidiaries of Paragon Shipping entered into an agreement for a $69.0 million credit facility with China Development Bank, subject to certain contingencies and conditions, to partially finance these two 4,800 TEU containerships under construction. The credit facility, which is available for drawdown upon the delivery of the vessels, is subject to certain contingencies and conditions, among which was our approval to act as joint and several guarantors along with Paragon Shipping under the agreement. On November 12, 2013, the Company's Annual Meeting of Shareholders ratified our entry into this corporate guarantee in connection with the guarantee of a loan of up to $69.0 million, made between Irises Shipping Ltd. and Nereus Navigation Ltd., two wholly-owned subsidiaries of Paragon Shipping and China Development Bank. The credit facility can be freely transferred to the Company, if the Company decides to declare its option to acquire the vessel.

Registration Rights Agreements

On April 19, 2011, we entered into a registration rights agreement with Paragon Shipping and Neige International, as nominee for Proplous Navigation, pursuant to which we granted Paragon Shipping and Neige International, and their affiliates or transferees, certain registration rights with respect to the common stock they received in connection with our Initial Public Offering. Pursuant to the agreement, Paragon Shipping and Neige International, and their affiliates and transferees, have the right, subject to certain terms and conditions, to require us, on up to three separate occasions to register under the Securities Act, shares of our common stock held by Paragon Shipping and Neige International at the time of our Initial Public Offering, or their affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or "piggyback" rights permitting participation in certain registrations of our common stock by us.

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

On July 29, 2013, we completed the public offering of 558,333 shares of our Series C Preferred Shares at a public offering price of $24.00 per share. Neige International purchased 208,333 of the Series C Preferred Shares, sold in the offering at the public offering price. In July 2013, through the net proceeds from the offering along with a portion of our cash reserves, we redeemed and retired all outstanding Series B-1 Preferred Shares.

Office Lease

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. The term of the lease is for one year and will expire on May 31, 2014, unless the lease is renewed. The monthly lease payment is €1,500 (or $2,047 using an exchange rate of $1.3646:€1.00, the U.S. dollar/Euro exchange rate as of February 12, 2014, according to Bloomberg), plus 3.6% tax, and will adjust thereafter annually for increases in inflation. For the years ended December 31, 2013, 2012 and 2011, we were charged approximately $21,000, $13,000 and $5,000, respectively, in rental payments under the lease agreement.

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

See "Item 18. Financial Statements."

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

Dividend Policy

You should read the following discussion of our dividend policy and restrictions on dividends in conjunction with specific assumptions included in this section. In addition, you should read the section entitled "Forward-Looking Statements" at the beginning of this annual report and "Item 3. Key Information—D. Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Our policy is to pay quarterly dividends to holders of our common stock in February, May, August, and November of each year, in amounts equal to substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt, maintain reserves for dry-docking, surveys and other purposes as our board of directors may from time to time determine and fund dividend payments to holders of our Series C Preferred Shares, which rank prior to our common stock with respect to, among other things, dividends. In determining the amount of cash available for distribution after payment of cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of our existing loan agreements and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, amounts necessary to fund dividend payments to holders of our Series C Preferred Shares and dry-docking costs, repairs, claims and other liabilities and obligations.

The following table illustrates the dividends we have paid in respect of our common stock:

For the Quarter ended:	Dividend per common share:
September 30, 2013	$0.06
June 30, 2013	$0.12
March 31, 2013	$0.12
December 31, 2012	$0.22
September 30, 2012	$0.22
June 30, 2012	$0.26
March 31, 2012	$0.30
December 31, 2011	$0.30
September 30, 2011	$0.30
June 30, 2011	$0.15

On February 18, 2014, our board of directors, considering the continuing weakness in the containership market and decline in charter rates, decided to refrain from paying a common stock dividend with respect to the fourth quarter of 2013 in an effort to maintain our liquidity and ensure the sustainability of the Company going forward.

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

Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends to holders of our common shares and our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation. Cumulative dividends on our Series C Preferred Shares accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share, subject to increase upon the occurrence of certain events, and are payable on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2013, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. For additional information about our Series C Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein. In addition, our ability to pay dividends to holders of our common shares will be subject to the restrictions in our loan agreements and the provisions of Marshall Islands law as well as the other limitations. In particular, during the ABN AMRO Waiver Period, as defined under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements," we may declare and pay quarterly dividends at a maximum amount of $0.15 per common share outstanding.

We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would generally be subject to a the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of our dividend payments.

B.            Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.   The Offer and Listing

Our common stock commenced trading on the NYSE under the symbol "TEU" on April 14, 2011.

The table below sets forth the low and high closing prices for each of the periods indicated for our common stock.

For the Fiscal Year Ended	Low	High
December 31, 2011 (1)	$7.10	$11.50
December 31, 2012	$4.01	$9.74
December 31, 2013	$2.86	$6.17

(1)	For the period from April 14, 2011, the date on which our common stock began trading on the NYSE, until the end of the period.

For the Quarter Ended	Low	High
March 31, 2012	$8.12	$9.74
June 30, 2012	$7.04	$9.31
September 30, 2012	$5.78	$8.41
December 31, 2012	$4.01	$5.75
March 31, 2013	$4.32	$6.17
June 30, 2013	$3.64	$4.84
September 30, 2013	$3.54	$4.61
December 31, 2013	$2.86	$4.12

For the Month	Low	High
September 2013	$4.05	$4.61
October 2013	$3.80	$4.12
November 2013	$3.05	$3.95
December 2013	$2.86	$3.42
January 2014	$2.88	$3.32
February 2014	$2.57	$2.83
March 1, 2014 to March 19, 2014	$2.30	$2.92

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
•
25,000,000 shares are designated as preferred shares, par value $0.01 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock which is issuable upon exercise of the preferred stock purchase rights attached to our common stock in accordance with the terms of our stockholders rights agreement, 2,500,000 shares are designated as Series B Preferred Shares, 2,500,000 shares are designated as Series B-1 Preferred Shares and 2,500,000 shares are designated as Series C Preferred Shares.

All of our shares of stock are in registered form. As of December 31, 2013, we had issued and outstanding 25,291,715 shares of common stock, warrants to purchase an additional 1,333,333 shares of our common stock and 916,333 Series C Preferred Shares. See "—Share History" and, for a description of the warrants and Series C Preferred Shares, see "—B. Memorandum and Articles of Association." In addition, as of the date of this annual report, we have reserved for issuance an additional 994,000 shares of common stock under our 2011 Equity Incentive Plan.

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

On July 18, 2012, we consummated the public offering of 4,285,715 shares of our common stock at a public offering price of $7.00 per share, resulting in net proceeds of approximately $28.0 million, after deducting underwriters' discounts and commissions and offering expenses payable by us. Neige International, a company controlled by our Chairman, President and Chief Executive Officer, purchased an aggregate of 111,428 shares of common stock in the offering at the public offering price.

Also on July 18, 2012, immediately following the closing of the public offering discussed above, we used a portion of the net proceeds of the public offering to redeem 692,641 of the Series B Preferred Shares issued to Neige International in the Private Offering at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends, and exchanged the remaining outstanding Series B Preferred Shares held by Neige International, on a one-for-one basis, with Series B-1 Preferred Shares.  The Series B-1 Preferred Shares are identical to the Series B Preferred Shares in all material respects except they have a conversion right, pursuant to which we have the right, at our sole option, to convert, in whole or in part at any time from time to time, any outstanding Series B-1 Preferred Shares into shares of our common stock. The number of shares of common stock into which Series B-1 Preferred Shares may be converted is the number of shares of common stock having an aggregate Adjusted Market Price (as defined below) equal to the $30.00 liquidation preference of the Series B-1 Preferred Shares, plus any applicable redemption premium. The Adjusted Market Price of the common shares will be equal to the closing price of our common stock on the New York Stock Exchange, or such other national securities exchange on which our common shares are then traded, on the record date of the conversion, less 10%.

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

On March 18, 2013, we consummated the public offering of 4,000,000 shares of our common stock at a public offering price of $5.25 per share, resulting in net proceeds of approximately $19.9 million, after deducting underwriters' discounts and commissions and offering expenses paid by us. Neige International, a company controlled by our Chairman, President and Chief Executive Officer, purchased an aggregate of 400,000 shares of common stock in the offering at the public offering price.

On July 29, 2013, we consummated the public offering of 558,333 shares of our Series C Preferred Shares at a public offering price of $24.00 per share, resulting in net proceeds of approximately $12.6 million, after deducting underwriters' discounts and commissions and offering expenses paid by us. Neige International, a company controlled by our Chairman, President and Chief Executive Officer, purchased an aggregate of 208,333 Series C Preferred Shares in the offering at the public offering price. Concurrently with the closing of the public offering of Series C Preferred Shares, we used the net proceeds from the offering and approximately $7.1 million of our cash reserves to redeem and retire all of our outstanding Series B-1 Preferred Shares.

On October 9, 2013, we completed a follow-on public offering of 340,000 of our Series C Preferred Shares at a public offering price of $24.00 per share and in November 2013, we completed the sale of 18,000 Series C Preferred Shares at the offering price of $24.00 per share, through the exercise of the underwriters' over-allotment option, which resulted in net proceeds of $7.9 million in the aggregate.

On November 22, 2013, we granted under our 2011 Equity Incentive Plan 300,000 shares of our restricted common stock to Mr. Bodouroglou and 5,000 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $3.175 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2014.

On December 19, 2013, we granted under our 2011 Equity Incentive Plan an aggregate of 15,000 shares of our restricted common stock to our Chief Financial Officer, Mr. Robert Perri, and our Chief Operating Officer, Mr. George Skrimizeas, and 1,000 shares of our restricted common stock to certain employees of our Manager, with such restricted shares being valued at $2.91 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2014.

B.            Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock have been filed as exhibits 1.1, 1.2 and 1.3, respectively, to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012. In addition, our Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares has been filed as Exhibit 2 to our Report on Form 6-K, filed with the SEC on June 12, 2012 and our Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares has been filed as Exhibit 3.1 to our Report on Form 6-K, filed with the SEC on July 17, 2012. For a description of our Series C Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein. The information contained in the aforementioned exhibits is incorporated by reference herein.

Except as set forth below, information required by "Item 10. Additional Information—B. Memorandum and Articles of Association" of Form 20-F is hereby incorporated by reference to the section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration Statement No. 333-181076), or the Form F-3 Registration Statement, declared effective by the SEC on May 10, 2012, to the section entitled "Description of Capital Stock" in the Final Prospectus Supplement on Form 424B5 filed with the SEC on October 4, 2013, which supplements the Form F-3 Registration Statement.

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

The warrants may be exercised upon surrender of the warrant certificate on or prior to the Expiration Date at the offices of the Company or the warrant agent, with the exercise form attached to the warrant, accompanied by full payment of the Exercise Price, in cash, by certified check or cashier's check payable to us or by wire transfer in immediately available funds to an account specified by us, for the number of warrants being exercised.

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

Detachment of the Rights

The rights are attached to all certificates representing our currently outstanding shares of common stock and will attach to all certificates for shares of our common stock we issue before the rights distribution date or the date on which the rights expire (or thereafter, in certain circumstances). The rights will not be exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary of the closing of our Initial Public Offering, unless we redeem or exchange them earlier as we describe below. The rights will separate from shares of our common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•
ten days following a public announcement that a person or group of affiliated or associated persons, or an "acquiring person," has acquired or obtained the right to acquire beneficial ownership of 15% or more of the number of shares of our outstanding common stock; or

•	ten business days following the announcement of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

Paragon Shipping, Michael Bodouroglou and any entity controlled by Michael Bodouroglou, and their respective related entities, are excluded from the definition of "acquiring person" for purposes of the distribution of the rights, and therefore their ownership cannot trigger the distribution of the rights. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of shares of our common stock by us, will not become acquiring persons as a result of those transactions.

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

Flip-In Event

A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person, as defined above.

If a flip-in event occurs and we do not redeem the rights as described under the heading "Redemption of Rights" below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of stock of the same class of stock in which such right is included, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, subject to limited exceptions; or
•	50% or more of our assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such right.

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

C.            Material contracts

We refer you to "Item 5. Operating and Financial Review and Prospects —B. Liquidity and capital resources—Loan Agreements, " "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions" and "—B. Memorandum and Articles of Association" for a discussion of our material agreements that we have entered into outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

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

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as United States corporations; and
(2)	either:
•	more than 50% of the value of our outstanding stock is owned, directly or indirectly, by "qualified shareholders," as described in more detail below, which we refer to as the "50% Ownership Test," or
•
our stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to United States corporations or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands, the jurisdiction where we are incorporated, grant an "equivalent exemption" to United States corporations. The Marshall Islands, Hong Kong and Liberia, the jurisdictions in which our shipholding subsidiaries are incorporated, each provides an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Due to the widely held nature of our stock we do not currently anticipate a circumstance where we would be able to satisfy the 50% Ownership Test.

As discussed below, for the 2013 taxable year, we believe that we satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, our common shares were primarily and regularly traded on the NYSE and we intend to take this position on our U.S. federal income tax return.

The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During the 2013 taxable year, shares of our common stock were "primarily traded" on the NYSE.

Under the regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since, all of our shares of common stock are listed on the NYSE, we believe that we satisfy the listing threshold.

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

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the 5% Override Rule.

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

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

For our 2013 taxable year, we do not believe that we were subject to the 5% Override Rule and therefore, we believe that we satisfied the Publicly-Traded Test. However, in any future taxable year, it is possible that our 5% Shareholders may own 50% or more of our common stock. Therefore, we may be subject to the 5% Override Rule for such year unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation In Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to an additional 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

 Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

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

We do not anticipate that we will have a fixed place of business in the United States involved in earning of shipping income. Based on the foregoing, we do not anticipate that any of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock (other than certain pro-rata distributions of our common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his shares of our common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the shares of common stock are readily tradable on an established securities market in the United States (such as the NYSE on which our common stock currently trades); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the shares of common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the shares of common stock become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary dividend income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder's adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such shares of common stock will be treated as long-term capital loss to the extent of such dividend.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to-market" election with respect to shares of our common stock. For taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of U.S. Holders Making a Timely QEF Election.

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the shares of our common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information (including a PFIC annual information statement) in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as is expected to be the case, our common stock were treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the shares of our common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the shares of our common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his shares of our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares of common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election.

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds shares of our common stock and during which we are treated as PFIC, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the shares of our common stock), and (2) any gain realized on the sale, exchange or other disposition of our shares of common stock. Under these special rules:

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

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

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

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The international containership industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We have entered into interest rate swap agreements in order to hedge a portion of our variable interest rate exposure. For more information about our interest rate swap agreements, please refer to Note 9 in our financial statements included at the end of this annual report. Our interest rate swaps qualified for hedge accounting and are recognized on the balance sheet at their fair value. Subsequent changes in their fair market value at the end of every period and the resulting unrealized gains / (losses) during the period are recorded in Other Comprehensive Income / (Loss) in the Statement of Stockholders' Equity.

As an indication of the extent of our sensitivity to interest rates changes based upon our debt level, an increase or decrease of 50 basis points in the LIBOR interest rates and all other variables were held constant would have resulted in a respective increase or decrease in interest expense by approximately $0.6 million and $0.9 million, for the years ended December 31, 2013 and 2012, respectively.

The following table sets forth the sensitivity of our long-term debt, as of December 31, 2013, including the effect of our interest rate swap agreements, as to a 50 basis points increase on an assumed LIBOR rate of 0.2461%, being the 3 month LIBOR rate as of December 31, 2013, during the next five years and reflects the additional interest expense.

Amounts in millions of U.S. Dollars

Year	Amount
2014	$0.5
2015	$0.5
2016	$0.4
2017	$0.2
2018	$0.0

Currency and Exchange Rates Risk

For the years ended December 31, 2013 and 2012, we generated all of our revenues in U.S. dollars and incurred approximately 30% and 27%, respectively, of our expenses in currencies other than U.S. dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2013 and 2012 in currencies other than U.S. dollars, would be approximately $0.9 million and $0.7 million, respectively.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

We have adopted a stockholders rights agreement, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock without the approval of our board of directors. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholders Rights Plan" included in this annual report for a description of our stockholders rights plan.

In addition, as of the date of this annual report, we had issued and outstanding 916,333 Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation.  See "Item 10. Additional Information—B. Memorandum and Articles of Association."

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

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2013.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control—Integrated Framework (1992 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2013 is effective.

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

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is reproduced in its entirety in Item 15(c) below.

C.           Attestation Report of the Registered Public Accounting Firm

Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report. In order to enhance transparency to our stockholders, we decided not to make use of such relaxation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Box Ships Inc.
Majuro, Republic of The Marshall Islands

We have audited the internal control over financial reporting of Box Ships Inc. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 20, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern.

 /s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 20, 2014.

D.            Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that have occurred during the period covered by this annual report that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Item 16.     Reserved

Item 16A.  Audit Committee Financial Expert

Our audit committee is comprised of Messrs. Achilleas Stergiou, Dimitar Todorov and A. Joel Walton. Our board of directors has designated Achilleas Stergiou as an "audit committee financial expert" as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our board of directors has also determined Mr. Stergiou to be independent under Rule 10A-3 of the Exchange Act and the NYSE independence rules.

Item 16B.  Code of Ethics

We have adopted a Corporate Code of Business Ethics and Conduct, or Code of Ethics, that applies to all officers, directors, agents and employees. Our Code of Ethics is posted in our website: http://www.box-ships.com, under "Corporate Profile," "Code of Ethics." Copies of our Code of Ethics are available in print, without charge, upon request to Box Ships Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website within 5 business days following the date of the amendment or waiver.

Item 16C.  Principal Accountant Fees and Services

Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

(amounts in U.S. Dollars)	2012	2013
Audit fees	$477,187	$529,489
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total Fees	$477,187	$529,489

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) services provided in connection with public or private offerings effectuated or withdrawn and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

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

None.

Item 16F.  Change in Registrant's Certifying Accountant

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

See "Item 18. Financial Statements."

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

1.5	Statement of Designation of the Rights, Preferences and Privileges of 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc.

2.1	Form of Common Stock Certificate, incorporated by reference to exhibit 4.1 to Box Ships Inc.'s Registration Statement on Form F-1 (File No. 333-173280), filed with the SEC on April 4, 2011.

4.1
Management Agreement, dated May 31, 2011, between Alaqua Marine Limited and Allseas Marine S.A., incorporated by reference to exhibit 4.1 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.2
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 31, 2011, between Alaqua Marine Limited and Allseas Marine S.A., incorporated by reference to exhibit 4.2 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.3
Management Agreement, dated May 19, 2011, between Tacita Oceanway Carrier Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.3 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.4
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 19, 2011, between Tacita Oceanway Carrier Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.4 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013

4.5
Management Agreement, dated May 9, 2011, between Amorita Development Inc. and Allseas Marine S.A., incorporated by reference to exhibit 4.3 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.6
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 9, 2011, between Amorita Development Inc. and Allseas Marine S.A., incorporated by reference to exhibit 4.6 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.7
Management Agreement, dated July 13, 2011, between Lawry Shipping Ltd. and Allseas Marine S.A., incorporated by reference to exhibit 4.4 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.8
Addendum No. 3, dated September 18, 2012, to the Management Agreement, dated July 13, 2011, between Lawry Shipping Ltd. and Allseas Marine S.A. incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.9
Management Agreement, dated May 12, 2011, between Aral Sea Shipping S.A. and Allseas Marine S.A., incorporated by reference to exhibit 4.5 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.10
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 12, 2011, between Aral Sea Shipping S.A. and Allseas Marine S.A. incorporated by reference to exhibit 4.10 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.11
Management Agreement, dated May 16, 2011, between Polyaristi Navigation Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.6 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.12
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 16, 2011, between Polyaristi Navigation Co. and Allseas Marine S.A. incorporated by reference to exhibit 4.12 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.13
Management Agreement, dated May 16, 2011, between Efploias Shipping Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.7 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.14
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 16, 2011, between Efploias Shipping Co. and Allseas Marine S.A. incorporated by reference to exhibit 4.14 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.15
Management Agreement, dated June 18, 2012, between Rosetta Navigation Corp. Limited and Allseas Marine S.A. incorporated by reference to exhibit 4.15 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.16
Addendum, dated September 18, 2012, to the Management Agreement, dated June 18, 2012, between Rosetta Navigation Corp. Limited and Allseas Marine S.A. incorporated by reference to exhibit 4.16 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.17
Management Agreement, dated June 18, 2012, between Triton Shipping Limited and Allseas Marine S.A. incorporated by reference to exhibit 4.17 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.18
Addendum, dated September 18, 2012, to the Management Agreement, dated June 18, 2012, between Triton Shipping Limited and Allseas Marine S.A.  incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

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

4.22
Box Ships Inc. First Amended and Restated 2011 Equity Incentive Plan incorporated by reference to exhibit 4.22 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

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

4.30	Amended and Restated Purchase Option Agreement between Box Ships Inc. and Paragon Shipping Inc. dated November 15, 2013.

4.31
Executive Services Agreement, incorporated by reference to exhibit 4.19 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.32
Addendum No. 1 to the Executive Services Agreement, dated April 19, 2011, by and between Box Ships Inc. and Allseas Marine S.A. incorporated by reference to exhibit 4.32 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

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

4.36
Amending and Restating Agreement, dated August 9, 2012, relating to a loan facility of (originally) up to $100,000,000, dated May 6, 2011, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and Box Ships Inc., as Corporate Guarantor, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Security Trustee and Swap Bank incorporated by reference to exhibit 4.36 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

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

4.40
Second Supplemental Letter, dated February 8, 2013, to the Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000. as amended by a first supplemental letter dated October 27, 2011 incorporated by reference to exhibit 4.40 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2012.

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

4.45
First Supplemental Letter, dated May 7, 2012, to the Loan Agreement, dated July 18, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $22,000,000 incorporated by reference to exhibit 4.45 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.46
Loan Agreement, dated July 12, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $22,000,000, incorporated by reference to exhibit 4.29 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.47
First Supplemental Letter, dated May 7, 2012, to the Loan Agreement, dated July 12, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $22,000,000 incorporated by reference to exhibit 4.47 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2012.

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

4.57
Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO  Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee incorporated by reference to exhibit 4.57 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.58
Guarantee, dated June 27, 2012, between Box Ships Inc., as Guarantor, and ABN AMRO Bank N.V., as Security Trustee, relating to a Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO  Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee incorporated by reference to exhibit 4.58 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.59
Accounting Agreement, dated September 12, 2012, by and between Box Ships Inc. and Allseas Marine S.A. incorporated by reference to exhibit 4.59 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.60
Compensation Agreement, dated September 12, 2012, by and between Box Ships Inc. and Allseas Marine S.A. incorporated by reference to exhibit 4.60 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.61
Share Purchase Agreement, dated June 12, 2012, by and between Box Ships Inc. and Neige International Inc. incorporated by reference to exhibit 4.61 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.62
Registration Rights Agreement, dated June 12, 2012, by and between Box Ships Inc. and Neige International Inc. incorporated by reference to exhibit 4.62 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013 .

4.63
First Amendment, dated July 18, 2012, to the Registration Rights Agreement, dated June 12, 2012, by and between Box Ships Inc. and Neige International Inc. incorporated by reference to exhibit 4.63 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.64
Letter, dated July 18, 2012, from Box Ships Inc. to Neige International Inc. incorporated by reference to exhibit 4.65 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.65
Second Amending and Restating Agreement, dated August 9, 2013, relating to a loan facility of (originally) up to $100,000,000, dated May 6, 2011, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and Box Ships Inc., as Corporate Guarantor, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Security Trustee and Swap Bank.

4.66
Third Supplemental Letter, dated June 27, 2013, relating to a secured term loan facility of up to $32,800,000 by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011.

4.67	Amendment No. 1, dated March 11, 2013, to the Loan Agreement between Box Ships Inc., as Borrower, and Paragon Shipping Inc., as Lender, relating to an unsecured loan of up to $30.0 million.

4.68
Second Supplemental Letter, dated May 28, 2013, relating to the Loan Agreement, dated July 18, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $22,000,000.

4.69
Second Supplemental Agreement, dated July 8, 2013, relating to the Loan Agreement by and between Box Ships Inc., as Borrower, and Commerzbank AG, as Lender and Security Trustee, and Commerzbank AG, as Swap Bank, dated July 29, 2011, relating to a term loan of up to $30,250,000.

4.70
Supplemental Agreement, dated August 9, 2013, relating to the Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee.

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

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013; and (v) Notes to Consolidated Financial Statements

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President and Chief Executive Officer
Dated: March 20, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Box Ships, Inc.
Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated balance sheets of Box Ships Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Box Ships Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's expected inability to comply with certain financial covenants in 2014, under its current loan agreements raise substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 20, 2014

BOX SHIPS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars, except for share data)
	Notes	December 31, 2012	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$7,141,452	$14,511,890
Restricted cash	3	5,740,000	9,990,000
Trade receivables		487,950	357,457
Prepaid expenses and other receivables		488,289	1,145,949
Due from related parties	4	3,987,430	3,059,450
Inventories		1,733,045	2,519,693
Interest rate swaps	9	-	106,823
Total current assets		19,578,166	31,691,262

FIXED ASSETS:
Vessels, net	5	401,106,072	386,030,157
Other fixed assets, net	5	222,362	162,380
Total fixed assets		401,328,434	386,192,537

OTHER NON-CURRENT ASSETS:
Intangible assets	6	17,878,888	10,107,981
Other assets		2,018,381	1,604,858
Restricted cash		4,260,000	10,000

Total Assets		$445,063,869	$429,606,638

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable		$2,197,629	$1,049,236
Accrued expenses	7	1,913,336	2,255,045
Interest rate swaps	3 and 9	397,964	190,973
Due to related parties	4	35,834	40,266
Deferred income		946,614	833,064
Current portion of long-term debt	3 and 8	22,700,000	179,550,000
Loan due to a related party	8(f)	14,000,000	-
Dividends on preferred shares payable	10	468,506	515,437
Total current liabilities		42,659,883	184,434,021

LONG-TERM LIABILITIES:
Long-term debt	8	179,550,000	-
Interest rate swaps	9	253,932	-
Below-market acquired time charters	6	1,820,771	453,248
Total long-term liabilities		181,624,703	453,248

Total liabilities		224,284,586	184,887,269

COMMITMENTS AND CONTINGENCIES	17	-	-

STOCKHOLDERS' EQUITY:
Common stock, par value $0.01; 475,000,000 shares authorized; 20,926,715 and 25,291,715 shares issued and outstanding at December 31, 2012, and 2013, respectively	10	209,267	252,917
Preferred stock, par value $0.01; 25,000,000 shares authorized, of which:	10
Series A Participating Preferred Stock: 1,000,000 designated, none issued and outstanding		-	-
Series B Preferred Shares: 2,500,000 designated, none issued and outstanding		-	-
Series B-1 Preferred Shares: 2,500,000 designated, 640,692 and 0 issued and outstanding at December 31, 2012 and 2013, respectively		6,407	-
Series C Preferred Shares: 2,500,000 designated, 0 and 916,333 issued and outstanding at December 31, 2012 and 2013, respectively		-	9,163
Additional paid-in capital	10	218,810,448	238,915,563
Accumulated other comprehensive loss	9 and 11	(651,896)	(84,150)
Retained earnings		2,405,057	5,625,876
Total stockholders' equity		220,779,283	244,719,369

Total Liabilities and Stockholders' Equity		$445,063,869	$429,606,638

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in United States Dollars)

	Notes	2011	2012	2013
REVENUES:
Time charter revenues	6	$39,134,328	$67,317,050	$71,304,875
Commissions		(368,434)	(562,340)	(537,063)
Commissions – related party	4	(493,232)	(866,568)	(931,611)
Net Revenues		38,272,662	65,888,142	69,836,201

EXPENSES / (INCOME):
Voyage expenses		486,158	2,522,736	2,527,566
Vessels operating expenses	13	8,170,703	15,774,453	16,843,279
Vessels operating expenses – related party	4 and 13	246,744	512,579	1,151,948
Dry-docking expenses		-	1,986,897	969,136
Dry-docking expenses, related party	4	-	75,493	41,094
Management fees charged by a related party	4	1,350,685	2,370,144	2,782,926
Depreciation	5	8,050,079	15,027,280	15,135,897
General and administrative expenses	14	1,057,119	3,080,971	3,602,833
General and administrative expenses – related party	4 and 14	1,443,350	2,839,865	3,673,111
Insurance claims recoveries		-	-	(522,781)

Operating income		17,467,824	21,697,724	23,631,192

OTHER INCOME / (EXPENSES):
Interest and finance costs		(4,070,152)	(7,814,228)	(7,795,224)
Interest and finance costs – related party	4	(508,019)	(675,856)	(504,326)
Interest income		10,444	16,796	4,159
Foreign currency gain / (loss), net		53,289	(48,272)	(28,143)
Total other expenses, net		(4,514,438)	(8,521,560)	(8,323,534)

NET INCOME		$12,953,386	$13,176,164	$15,307,658

Other Comprehensive (Loss) / Income
Unrealized (loss) / gain on cash flow hedges	11	-	(651,896)	567,746
Total Other Comprehensive (Loss) / Income		0	(651,896)	567,746

COMPREHENSIVE INCOME		$12,953,386	$12,524,268	$15,875,404

Earnings per common share, basic	15	$0.83	$0.56	$0.47
Earnings per common share, diluted	15	$0.83	$0.54	$0.46

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in United States Dollars, except for share data)

	Capital Stock		Common Stock		Preferred Stock
	Number of shares	Par Value	Number of shares	Par Value	Number of shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	(Accumulated Deficit) / Retained Earnings	Total
BALANCE, January 1, 2011	100	$-	-	$-	-	$-	$-	$-	$(3,822)	$(3,822)

Cancellation of capital stock	(100)	-	-	-	-	-	-	-	-	-
Issuance of common shares, net of issuance costs	-	-	16,000,000	160,000	-	-	176,178,010	-	-	176,338,010
Share-based compensation	-	-	317,000	3,170	-	-	318,933	-	-	322,103
Total comprehensive income	-	-	-	-	-	-	-	-	12,953,386	12,953,386
Dividends paid on common shares ($0.45 per share)	-	-	-	-	-	-	-	-	(7,248,600)	(7,248,600)

BALANCE, December 31, 2011	-	$-	16,317,000	$163,170	-	$-	$176,496,943	$-	$5,700,964	$182,361,077

Issuance of preferred stock, net of issuance costs	-	-	-	-	1,333,333	13,333	38,382,224	-	-	38,395,557
Issuance of common shares, net of issuance costs	-	-	4,285,715	42,857	-	-	28,006,517	-	-	28,049,374
Redemption of preferred stock	-	-	-	-	(692,641)	(6,926)	(19,009,793)	-	(1,762,511)	(20,779,230)
Share-based compensation	-	-	324,000	3,240	-	-	1,222,036	-	-	1,225,276
Total comprehensive income	-	-	-	-	-	-	-	(651,896)	13,176,164	12,524,268
Dividends paid on common shares ($1.08 per share)	-	-	-	-	-	-	(6,287,479)	-	(13,471,044)	(19,758,523)
Dividends on preferred shares	-	-	-	-	-	-	-	-	(1,238,516)	(1,238,516)

BALANCE, December 31, 2012	-	$-	20,926,715	$209,267	640,692	$6,407	$218,810,448	$(651,896)	$2,405,057	$220,779,283

Issuance of common shares, net of issuance costs	-	-	4,000,000	40,000	-	-	19,902,163	-	-	19,942,163
Issuance of preferred stock, net of issuance costs	-	-	-	-	916,333	9,163	20,491,838	-	-	20,501,001
Redemption of preferred stock	-	-	-	-	(640,692)	(6,407)	(17,584,032)	-	(2,062,788)	(19,653,227)
Share-based compensation	-	-	365,000	3,650	-	-	2,063,038	-	-	2,066,688
Total comprehensive income		-	-	-	-	-	-	567,746	15,307,658	15,875,404
Dividends paid on common shares ($0.52 per share)	-	-	-	-	-	-	(4,767,892)	-	(8,211,680)	(12,979,572)
Dividends on preferred shares	-	-	-	-	-	-	-	-	(1,812,371)	(1,812,371)

BALANCE, December 31, 2013	-	$-	25,291,715	$252,917	916,333	$9,163	$238,915,563	$(84,150)	$5,625,876	$244,719,369

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Expressed in United States Dollars)

	2011	2012	2013
Cash Flows from Operating Activities:
Net income	$12,953,386	$13,176,164	$15,307,658
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,050,079	15,027,280	15,135,897
Amortization of intangibles	1,054,959	4,184,861	6,403,384
Amortization of financing costs	322,952	601,304	639,520
Share-based compensation	322,103	1,225,276	2,066,688
Changes in assets and liabilities:
Trade receivables	(653,265)	165,315	130,493
Prepaid expenses and other receivables	(616,012)	127,723	(657,660)
Due from related parties	(1,855,151)	(2,132,279)	927,980
Inventories	(1,232,576)	(337,318)	(786,648)
Other assets	(2,618)	-	(1,297)
Trade accounts payable	851,925	1,294,345	(1,118,602)
Accrued expenses	1,352,307	383,184	259,209
Due to related parties	93,612	(892,828)	4,432
Deferred income	1,237,708	(291,094)	(113,550)
Net Cash from Operating Activities	21,879,409	32,531,933	38,197,504

Cash Flows from Investing Activities:
Acquisition of vessels, attached intangibles and related capital expenditures	(328,521,029)	(62,413,713)	-
Other fixed assets acquired	(293,080)	(6,842)	-
Increase in restricted cash	(10,000,000)	-	-
Net Cash used in Investing Activities	(338,814,109)	(62,420,555)	-

Cash Flows from Financing Activities:
Proceeds from long-term debt	204,250,000	25,000,000	-
Proceeds from long-term loan from a related party	30,000,000	-	-
Repayment of long-term debt	(8,050,000)	(18,950,000)	(22,700,000)
Repayment of long-term loan from a related party	(15,000,000)	(1,000,000)	(14,000,000)
Payment of financing costs	(2,581,410)	(327,820)	(180,400)
Proceeds from the issuance of common shares	123,182,340	28,539,005	20,055,000
Proceeds from the issuance of preferred shares	-	38,499,990	20,972,472
Payment of other offering costs	(467,475)	(573,493)	(575,899)
Redemption of preferred shares	-	(20,779,230)	(19,653,227)
Dividends paid on common shares	(7,248,600)	(19,758,523)	(12,979,572)
Dividends paid on preferred shares	-	(770,010)	(1,765,440)
Net Cash from / (used in) Financing Activities	324,084,855	29,879,919	(30,827,066)

Net increase / (decrease) in cash and cash equivalents	7,150,155	(8,703)	7,370,438

Cash and cash equivalents at the beginning of the year	0	7,150,155	7,141,452

Cash and cash equivalents at the end of the year	$7,150,155	$7,141,452	$14,511,890

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$3,281,283	$7,221,373	$7,028,947

Non-cash Financing and Investing activities:
Dividends on preferred shares	$-	$468,506	$515,437
Non-cash financing activities (represent offering costs and financing fees)	$1,070,763	$-	$103,980
Fair value consideration of shares issued for vessels acquisitions	$54,454,373	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

1.           Basis of Presentation and General Information

Box Ships Inc. ("Box Ships") was incorporated on May 19, 2010, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon"). Box Ships has a fiscal year end of December 31, and was formed to own and employ containerships.

On April 19, 2011, Box Ships completed its initial public offering ("IPO") of its common stock on the New York Stock Exchange ("NYSE") and accepted delivery of its first two vessels on April 29, 2011. Its shares are listed under the symbol "TEU".

As of December 31, 2013, Paragon and Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, beneficially owned approximately 13.6% and 12.2%, respectively, of the Company's outstanding common stock and have the ability to exercise influence over the Company's operations.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the consolidated financial statements of Box Ships Inc. and its wholly-owned subsidiaries (collectively the "Company") listed below. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying consolidated financial statements.

i)	Vessel owning subsidiaries:

Vessel Owning Company	Vessel Acquisition Date	Vessel's Name	Built	TEU4
Polyaristi Navigation Co.1	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. 1	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. 1	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. 1	May 31, 2011	CMA CGM Marlin	2007	5,095
Aral Sea Shipping S.A. 1	May 19, 2011	Box Queen (formerly the Maersk Diadema)	2006	4,546
Amorita Development Inc.1	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd2	August 3, 2011	MSC Emma	2004	5,060
Triton Shipping Limited3	June 25, 2012	OOCL Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited3	July 5, 2012	OOCL China	1996	5,344

ii)	Non-vessel owning subsidiary - dormant:

Ardal International Co.2

1 Incorporated in Liberia.
2 Incorporated in Marshall Islands.
3 Incorporated in Hong Kong.
4 TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

The Company is engaged in the transportation of containers worldwide through the ownership and operation of containership vessels. The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas"), a related party wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

1.           Basis of Presentation and General Information - Continued

The following charterers individually accounted for more than 10% of the Company's time charter revenue for the years ended December 31, 2011, 2012 and 2013:

	% of time charter revenue
Charterer	2011	2012	2013
Compania Sud Americana De Vapores S.A.	47%	31%	19%
CMA CGM	26%	24%	22%
A.P. Moller - Maersk A/S	16%	15%	12%
Mediterranean Shipping Co. S.A.	11%	15%	14%
Orient Overseas Container Line Limited	–%	14%	26%

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

(b)
Use of Estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include residual value of vessels, useful life of vessels and the fair value of derivative instruments. Actual results could differ from those estimates.

(c)
Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has elected to present net income and other comprehensive income in a single continuous statement of income and comprehensive income in its financial statements.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the statement of comprehensive income. As of December 31, 2012 and 2013, the Company had no foreign currency derivative instruments.

(e)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements. Unless the related debt is all presented as current, the minimum liquidity requirements per vessel with an obligation to retain such funds with a specific bank and pledged accounts which are not expected to be terminated within the next twelve months are classified as non-current assets, whereas the remaining portion of the minimum liquidity on a group level, and amounts held in retention accounts for short-term debt service purposes, are classified as current assets.

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

(j)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

(k)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until December 31, 2012 was estimated to be $150 per lightweight ton. Effective January 1, 2013, the Company revised its scrap rate estimate from $150 to $300 per lightweight ton, in order to align the scrap rate estimate with the current historical average scrap prices. The change in accounting estimate has been applied prospectively. The effect of the increase in the estimated scrap rate was to decrease depreciation expense and to increase net income for the year ended December 31, 2013 by approximately $1,400,000, or $0.06 and $0.05 per basic and diluted common share, respectively.

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

(n)
Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding Debt – Modifications and Extinguishments. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. The unamortized financing costs are reflected in Other Assets in the accompanying balance sheets.

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

Time Charter Revenues: Time charter revenues are recorded ratably over the term of the charter as service is provided, including the amortization/accretion of the above/below market acquired time charters where applicable. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered.

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

(q)	Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection costs, are expensed in the period incurred. Such costs are included in vessel operating expenses.

(r)	Share Based Compensation: Share based payments to employees and directors are determined based on their grant date fair values and are amortized against income over the requisite service period.

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

(t)
Derivatives: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income / (loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception of whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

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

(v)
Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. Income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The dividends recorded in the financial statements that are applicable to the 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares (the "Series B-1 Preferred Shares") and the 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the "Series C Preferred Shares"), discussed in Note 10, reduce the income available to common shareholders, even if not declared, since the dividends are cumulative. In the event of redemption of preferred stock, the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock, net of issuance costs, is subtracted from net income to arrive at income available to common shareholders. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non vested stock awards for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized and common shares issuable upon exercise of the Company's outstanding warrants, to the extent that they are dilutive, using the treasury stock method. The if-converted method is used to compute the dilutive effect of the Company's Series B-1 Preferred Shares. Under this method, dividends attributable to the Series B-1 Preferred Shares are added back to income available to common shareholders and the Series B-1 Preferred Shares are assumed to have been converted at the share price applicable at the end of the period. The if-converted method is applied to the computation of diluted EPS only if the effect is dilutive.

(w)
Dividends: The Company records dividends to common shareholders on the date the dividends are declared. Dividends on Series B-1 Preferred Shares and Series C Preferred Shares are cumulative and are recorded on an accrual basis. Dividends are recorded in equity by charges against retained earnings or, in the absence of retained earnings on the date of recording, by charges against additional paid-in capital.

(x)
Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's consolidated financial statements in the current period or expected to have an impact on future periods.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

3.	Going Concern

During the second and third quarter of 2013, the Company entered into supplemental agreements with its lenders and agreed to certain amendments in the financial covenants and obtained waivers (Note 8). As of December 31, 2013, the Company was in compliance with all of its debt covenants, as amended to give effect to waivers that were granted. Notwithstanding the Company's compliance as of December 31, 2013, for purposes of preparing financial statements in accordance with U.S. GAAP, for waivers that expire in 2014, the Company is required to assess future compliance with the then applicable loan covenants at measurement dates within twelve months from the date of such financial statements. Current vessel values indicate that the Company may not be able to maintain compliance with the relevant financial covenants upon expiration of the existing waivers, which expire during 2014, and if the Company fails to cure such non-compliance following applicable notice and expiration of applicable cure periods, the Company would be in default. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of the Company's debt and may result in the lenders accelerating or demanding immediate repayment of such debt. In addition, if the Company fails to comply with its covenants under its loan agreements, it will also be in default under the terms of its interest rate swap agreements. Accordingly, the long-term debt, the associated restricted cash and interest rate swap assets and liabilities previously classified as long term were reclassified as current in the consolidated balance sheet.

Management believes that negotiations with the lenders for the extension of waivers will be successful and that the Company's lenders will not demand payment of the loans before their scheduled maturity, as a result of covenants breaches. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company will remain current with its obligations of paying principal and interest when they become due, which are expected to be settled through cash generated from operating activities and available cash on hand. As the Company believes it will successfully conclude obtaining waivers for the potential covenant breaches or amend several of its loan covenants, the consolidated financial statements as of December 31, 2013 were prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, apart from the current classification of long-term debt, associated restricted cash and interest rate swap assets and liabilities.

4.	Transactions with Related Parties

(a)
Paragon Shipping Inc.: Box Ships Inc. was formed by Paragon on May 19, 2010, to specialize in the container shipping industry. Paragon paid on behalf of the Company the pre-offering costs relating to the listing of the Company's shares on NYSE in April 2011, which were reimbursed to Paragon, along with other minor operating expenses relating to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to the Company. All amounts due to Paragon were fully repaid in July 2012. As of December 31, 2012 and 2013, Paragon had 16.4% and 13.6% interest in Box Ships Inc., respectively. In addition, in 2011, Paragon granted the Company an unsecured loan (Note 8(f)). Interest charged on the loan during 2011, 2012 and 2013 amounted to $508,019, $675,856 and $439,326, respectively. In March 2013, the Company agreed to amend the terms of the unsecured loan agreement with Paragon Shipping (Note 8(f)). In consideration for the amendment of the loan agreement, the Company agreed to pay an amendment fee of $65,000, included in Interest and finance costs – related party.

(b)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On June 1, 2011, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chairman, President and Chief Executive Officer. The term of the lease, which commenced in June 2011, was 1 year, and has been renewed annually. Rent expense under this lease for the years ended December 31, 2011, 2012 and 2013 amounted to $5,114, $12,577 and $21,268, respectively, and is included in General and administrative expenses – related party in the accompanying statements of comprehensive income. The remaining rental commitment, as of December 31, 2013, amounts to approximately $10,716.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

(c)	Allseas Marine S.A:

A. Ship-Owning Companies Management Agreements: The Company outsources the technical and commercial management of its vessels to Allseas, pursuant to management agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least three months' advance notice of termination is given by either party. In addition, the management agreements may be terminated by either party for cause, as set forth in the management agreements, on at least 30 days' advance written notice. The management agreements provide for the following:

(i) Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commissions").

(ii) Vessel Commissions – A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of the Company, is payable to Allseas.

(iii) Management Fees – A fixed monthly technical management fee, adjusted annually on June 1 (commencing on June 1, 2011) in accordance with the official Eurozone inflation rate, of €620, €634.88 and €643.77 per vessel per day, (or $855, $876 and $888 per vessel, per day, respectively, using an exchange rate of $1.3792:€1.00, the $/€ exchange rate as of December 31, 2013, according to Bloomberg) was payable by the Company to Allseas.

(iv) Pre-Delivery Services – A lump sum fee of $15,000 is payable to Allseas, for pre-delivery services provided, during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v) Superintendent Fees – A fee of €500 per day (or $690 per day using an exchange rate of $1.3792:€1.00, the $/€ exchange rate as of December 31, 2013, according to Bloomberg) is payable to Allseas for each day in excess of 5 days per calendar year for which a superintendent performs on site inspection.

Each month, the Company makes an advance payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount advanced to Allseas over payments made by Allseas for Company's operating expenses is included in Due from related parties.

B. Administrative Services Agreement: The Company entered into an administrative services agreement with Allseas on April 19, 2011. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for the Company's offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

C. Executive Services Agreement: The Company entered into an executive services agreement with Allseas on April 19, 2011, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. In connection with the provision of services under the agreement, Allseas was entitled to an executive services fee of $1,800,000 per annum for 2011 and 2012. Effective from January 1, 2013, the executive services fee was increased to $2,200,000 per annum, payable in twelve monthly installments. The executive services fee shall be reviewed annually or occasionally by the Company's board of directors. For the years ended December 31, 2011, 2012 and 2013, the Company's board of directors granted an incentive compensation for executive services amounting to $130,430, $792,660 and $813,000, respectively.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

4.            Transactions with Related Parties – Continued

D. Accounting Agreement: On September 12, 2012, the Company entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas provides financial, accounting and financial reporting services. The agreement has an initial term of one year and automatically renews for successive one-year term unless terminated earlier. In connection with the provision of financial and accounting services under the agreement, Allseas is entitled to a financial and accounting services fee of €250,000 per annum (or $344,800 per annum using an exchange rate of $1.3792:€1.00, the $/€ exchange rate as of December 31, 2013, according to Bloomberg), payable quarterly in arrears. In connection with the provision of the financial reporting services under the agreement, Allseas is entitled to a financial reporting fee of $30,000 per vessel per annum, payable quarterly in arrears. The financial and accounting services fee and the financial reporting fee shall be reviewed annually by the Company's board of directors.

E. Compensation Agreement: On September 12, 2012, the Company entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of its fleet (including the termination by Allseas of the management agreements for cause), it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000 (or $4,137,600 using an exchange rate of $1.3792:€1.00, the $/€ exchange rate as of December 31, 2013, according to Bloomberg), provided that Allseas will not receive this termination fee in the event that the Company terminates its management agreements with Allseas for cause.

The following amounts charged by Allseas are included in the consolidated statements of comprehensive income:

	2011	2012	2013
A(i) - Charter hire commissions	$493,232	$866,568	$931,611
A(iii) - Management fees	$1,350,685	$2,370,144	$2,782,926
A(v) – Superintendent fees (included in Vessels operating expenses – related party)	$127,822	$324,052	$943,977
A(v) – Superintendent fees (included in Dry-docking expenses – related party)	$-	$75,493	$41,094
B – Administrative fees (included in General and administrative expenses – related party)	$22,806	$35,034	$36,181
C – Executive services fees (included in General and administrative expenses – related party)	$1,415,430	$2,592,660	$3,013,000
D – Financial, accounting and financial reporting services fee (included in General and administrative expenses – related party)	$-	$199,594	$602,662

In addition to the above, during 2011, 2012 and 2013, vessel commissions, pre-delivery services and superintendent fees incurred which were capitalized and included in the cost of the vessels amounted to $1,983,750, $670,988 and $0, respectively.

As of December 31, 2012 and 2013, the amounts due from Allseas were $3,952,972 and $3,024,992, respectively.

(d)	Crewcare Inc.:

A.Manning Agency Agreements: Each ship-owning company, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, has a manning agency agreement with Crewcare Inc. ("Crewcare"), a company beneficially owned by the Company's Chairman, President and Chief Executive Officer, based in Manila, Philippines. Manning services are being provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, and $120 per seaman one-time recruitment fee. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred for the years ended December 31, 2011, 2012 and 2013, amounted to $118,922, $188,527 and $192,971, respectively, and are included in Vessels operating expenses – related party. As of December 31, 2012 and 2013, the amounts due to Crewcare Inc. were $35,834 and $40,266, respectively, and are included in Due to related parties in the accompanying consolidated balance sheets.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

B.  Cadetship Program Agreement: On October 5, 2013, each ship-owning company, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for his one year training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement, unless, at least thirty days' advance notice of termination is given by either party. The expenses incurred for the year ended December 31, 2013, amounted to $15,000, and are included in Vessels operating expenses – related party.

(e)
Proplous Navigation S.A. ("Proplous"): On April 19, 2011, the Company entered into a Memorandum of Agreement with Proplous, a company owned by the Company's Chairman, President and Chief Executive Officer for the acquisition of CMA CGM Marlin. Certain costs of $34,458 were paid by the Company and are due from Proplous as of December 31, 2012 and 2013 and are included in Due from related parties in the accompanying consolidated balance sheets.

5.             Vessels, Net and Other Fixed Assets, Net

In April and May 2011, the Company acquired from Paragon the Box Voyager, Box Trader and CMA CGM Kingfish for a total consideration of $105,000,000 in cash and 3,437,500 shares of the Company's common stock.

In May 2011, the Company also acquired from Proplous, a company beneficially owned by the Company's Chairman, President and Chief Executive Officer, the CMA CGM Marlin for a consideration of $29,500,000 in cash and 1,562,500 shares of the Company's common stock. In addition, in May 2011, the Company acquired from unaffiliated third parties, the Maule and the Box Queen (formerly the Maersk Diadema and MSC Siena) for a total consideration of $138,875,000.

In June 2011, the Company acquired from an unaffiliated third party the MSC Emma for a consideration of $55,000,000.

On May 14, 2012, Allseas entered into agreements with subsidiaries of Orient Overseas Container Line Ltd. ("OOCL"), which were assigned to the Company in June 2012, to acquire the OOCL Hong Kong, a 1995-built, 5,344 TEU containership that was delivered to the Company on June 25, 2012, and the OOCL China, a 1996-built, 5,344 TEU containership that was delivered to the Company on July 5, 2012, for an aggregate purchase price of $62,310,000 and which include three-year charters to OOCL that commenced upon delivery of the vessels to the Company at a gross daily charter rate of $26,800 per vessel and manning agreements for the three-year period below market rates. The allocation of the aggregate purchase price to the vessels and the attached intangibles using a relative fair value basis resulted in $49,261,117, allocated to vessels' cost and $13,048,883 allocated to intangible assets (Note 6).

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2012	$374,726,346	$(8,032,751)	$366,693,595
Vessel acquisitions	49,379,525	-	49,379,525
Depreciation	-	(14,967,048)	(14,967,048)
Balance, December 31, 2012	$424,105,871	$(22,999,799)	$401,106,072
Depreciation	-	(15,075,915)	(15,075,915)
Balance, December 31, 2013	$424,105,871	$(38,075,714)	$386,030,157

All the Company's vessels are first-priority mortgaged as collateral to secure the bank loans discussed in Note 8. No impairment loss was recorded during 2011, 2012 and 2013.

As of December 31, 2012 and 2013, the cost of other fixed assets amounted to $299,922 and consists of computer systems installed on board the vessels to improve their efficiency. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation for other fixed assets is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years. Depreciation charged for 2011, 2012 and 2013 amounted to $17,328, $60,232 and $59,982, respectively.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

6.             Above / Below Market Acquired Time Charters / Other Intangible Assets

The Company acquired five vessels with attached time charter contracts having rates, which were above the market rates, while another two vessels were acquired with attached time charter contracts having rates which were below the market rates. The above and below market acquired time charters recorded on acquisition amounted to $22,149,258 and $4,020,335, respectively and are amortized / accreted over the remaining period of the time charters as a reduction or addition, respectively, to time charter revenues. Such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $1,883,253 and $828,294, for the year ended December 31, 2011, $5,020,381 and $1,371,270, for the year ended December 31, 2012, and $6,714,569 and $1,367,523, for the year ended December 31, 2013, respectively.

The carrying value of the above and below market acquired time charters as of December 31, 2013 is expected to be amortized / accreted as follows:

For the year:	Above Market Acquired Time Charters	Below Market Acquired Time Charters
2014	$5,198,573	$453,248
2015	2,886,081	-
2016	446,401	-
Total	$8,531,055	$453,248

In addition, in relation to the acquisition of OOCL Hong Kong and OOCL China, the Company recorded other intangible assets of $3,169,014, relating to the attached manning agreements at below market rates. Such amortization for the years ended December 31, 2011, 2012 and 2013 amounted to $0, $535,750 and $1,056,338, respectively. Other intangible assets are amortized over the three-year time charter period as an addition, to crew costs, which are included in Vessels Operating Expenses.

The carrying value of other intangible assets as of December 31, 2013 is expected to be amortized as follows:

For the year:	Other Intangible Assets
2014	$1,056,338
2015	520,588
Total	$1,576,926

7.             Accrued Expenses

	December 31,
	2012	2013
Accrued loan and swap interest	$1,206,238	$1,188,141
Accrued vessel voyage and operating expenses	486,503	620,230
Accrued professional fees	180,120	280,637
Accrued finance expenses	-	100,000
Other sundry liabilities and accruals	40,475	66,037
Total	$1,913,336	$2,255,045

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.             Long-term Debt

The table below presents the loans outstanding as of December 31, 2012 and 2013:

	December 31,
	2012	2013
Secured bank debt:
(a)ABN AMRO Bank	$88,450,000	$80,750,000
(b)Unicredit Bank	25,500,000	22,500,000
(c)Credit Suisse	38,300,000	34,500,000
(d)Commerzbank	26,250,000	23,050,000
(e)ABN AMRO Bank	23,750,000	18,750,000
Unsecured debt:
(f) Paragon Shipping Inc., a related party	14,000,000	-
Total	$216,250,000	$179,550,000

Presented as follows:
Current portion of long-term debt	$22,700,000	$179,550,000
Loan due to a related party	14,000,000	-
Long-term debt	179,550,000	-
Total	$216,250,000	$179,550,000

The minimum annual principal payments, in accordance with the loan agreements, required to be made after December 31, 2013, without taking into consideration the re-classification of total outstanding debt within current liabilities discussed in Note 3 above, are as follows:

During the year ending December 31,:
2014	$22,700,000
2015	31,450,000
2016	17,700,000
2017	97,450,000
2018	10,250,000
Total	$179,550,000

(a)
ABN AMRO Bank: On May 6, 2011, the Company entered into a loan agreement for $100,000,000 to partially refinance the acquisition of Box Voyager and Box Trader and to partially finance the acquisition of Maule. The loan is payable in twenty four consecutive quarterly installments of $1,925,000, commencing in August 2011, plus a balloon payment of $53,800,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 3%. In consideration for the amendment of the loan agreement, discussed below, the margin during the waiver period was increased to 3.35%. On August 9, 2012, the Company entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% to HSH Nordbank AG and 32% to ITF International Transport Finance Suisse AG.

(b)
Unicredit Bank: On May 17, 2011, the Company entered into a loan agreement for $30,000,000 to partially finance the acquisition of Box Queen (formerly the Maersk Diadema). The loan is payable in twenty four consecutive quarterly installments of $750,000, commencing in August 2011, plus a balloon payment of $12,000,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.8%, subject to the fair market value of the vessel being equal to at least 130% of the outstanding loan principal ("asset cover ratio") and so long as the Box Queen (formerly the Maersk Diadema) is under a time charter approved by the lenders; otherwise the loan will bear interest at LIBOR plus 3.0%. At any time the asset cover ratio is lower than 130%, the loan will bear interest at LIBOR plus a margin of 4.5%.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.	Long-term Debt – Continued

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

(e)
ABN AMRO Bank: On June 27, 2012, the Company entered into a loan agreement for $25,000,000 to partially refinance the acquisition of OOCL Hong Kong and OOCL China. The loan is payable in twelve consecutive quarterly installments of $1,250,000, commencing in October 2012, plus a balloon payment of $10,000,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 3.75%. In consideration for the amendment of the loan agreement, discussed below, the margin during the waiver period was increased to 4.10%.

(f)
Paragon Shipping Inc.: On May 27, 2011, the Company entered into a loan agreement for $30,000,000 for general corporate purposes and working capital needs bearing interest at LIBOR plus a margin of 4%. The loan was payable in one installment on the second anniversary of the Company's IPO. In August 2011, November 2012 and February 2013, the Company prepaid $15,000,000, $1,000,000 and $1,000,000, respectively. On March 11, 2013, the Company agreed to amend the terms of the loan agreement with a then outstanding principal balance of $13,000,000. Pursuant to the terms of the amended loan agreement, the maturity of the loan was extended from April 19, 2013 to April 19, 2014 and the outstanding loan was repayable in quarterly principal installment payments of $1,000,000 each, commencing on April 19, 2013, with a final balloon payment on the maturity date. In consideration for the amendment of the loan agreement, the Company agreed to pay an amendment fee of $65,000, included in Interest and finance costs – related party, and to increase the margin by 100 basis points. On August 5, 2013, the Company prepaid $5,000,000 and on October 18, 2013, it repaid in full, out of the net proceeds of the follow-on preferred stock offering (Note 10), the then outstanding balance of $6,000,000.

Debt Securities: All secured loans are secured by first priority mortgages on the vessels discussed above and first assignments of all freights, earnings and insurances. The loan agreements also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business. The loan agreements also require that Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of the Company. The loans include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents, and prohibit the Company from paying dividends if the Company is in default on its loans and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant, except in the case of the waiver period, discussed below. In addition, all secured loan agreements contain minimum asset cover ratios ranging between 120% and 140%, except in the case of the waiver periods, discussed below; according to the provisions of each individual loan agreement with the relevant bank.

Debt Covenants: The secured loan agreements contain also the following financial covenants, calculated on a consolidated basis, determined according to the provisions of each individual loan agreement with the relevant bank:

•	The ratio of EBITDA to Net Interest Expense shall not be less than 2.5:1;
•	The ratio of Total Debt to EBITDA shall not exceed 5:1;
•	The ratio of Total Debt or Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.65:1;
•	The Market Value Adjusted Net Worth, or Net Worth, depending on the relevant bank, shall not be less than $150,000,000;
•	Liquid Assets shall exceed the higher of $750,000 per Fleet vessel or $10,000,000.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.             Long-term Debt – Continued

During the second and third quarter of 2013, the Company entered into supplemental agreements with its lenders and agreed to certain amendments in the financial covenants included in the loan agreements, as described below:

(a)           $100,000,000 senior secured loan agreement with ABN AMRO Bank

For the waiver period commencing on June 28, 2013 and ending on April 1, 2014, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 120% during the waiver period and 140% thereafter.
(ii)	The Market Value Adjusted Net Worth is permanently reduced to a minimum of $100,000,000.
(iii)	The ratio of Total Debt to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and less than 0.65:1 thereafter.

The Company, during the waiver period commencing on June 28, 2013 and ending on April 1, 2014, may declare and pay quarterly dividends at a maximum amount of $0.15 per common share outstanding.

(b)           $30,000,000 secured loan agreement with Unicredit Bank

For the waiver period commencing on June 27, 2013 and ending on January 1, 2014, the Company agreed to the following amendments in the asset cover ratio and one of the financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 110% during the waiver period and 120% thereafter.
(ii)	The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and less than 0.65:1 thereafter.

(c)           Two $22,000,000 secured loan agreements with Credit Suisse

For the waiver period commencing on March 31, 2013 and ending on April 1, 2014, the Company agreed to the following amendments in certain financial covenants, calculated on a consolidated basis:

(i)	The Market Value Adjusted Net Worth shall not be less than $100,000,000 during the waiver period and $150,000,000 thereafter.
(ii)	The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and less than 0.65:1 thereafter.

(d)           $30,250,000 secured loan agreement with Commerzbank

For the waiver period, as defined below, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)
The minimum asset cover ratio shall be 118%, during the waiver period commencing on June 28, 2013 and ending on the earlier of (i) April 3, 2014 or (ii) the date that the employment of the MSC Emma is terminated or reduced to a level that is insufficient to fund payments due under the loan agreement, and 133% thereafter.

(ii)
The Net Worth shall not be less than $50,000,000, during the waiver period commencing on June 28, 2013 and ending on the earlier of (i) July 3, 2014 or (ii) the date that the employment of the MSC Emma is terminated or reduced to a level that is insufficient to fund payments due under the loan agreement, and $150,000,000 thereafter.

(iii)
The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.85:1, during the waiver period commencing on June 28, 2013 and ending on the earlier of (i) July 3, 2014 or (ii) the date that the employment of the MSC Emma is terminated or reduced to a level that is insufficient to fund payments due under the loan agreement, and less than 0.65:1 thereafter.

In consideration for the amendment of the loan agreement, the Company agreed to pay waiver fees.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.            Long-term Debt – Continued

(e)           $25,000,000 secured loan agreement with ABN AMRO Bank

For the waiver period commencing on June 28, 2013 and ending on April 1, 2014, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 110% during the waiver period and 140% thereafter.
(ii)	The Market Value Adjusted Net Worth is permanently reduced to a minimum of $100,000,000.
(iii)	The ratio of Total Debt to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and less than 0.65:1 thereafter.

The Company, during the waiver period commencing on June 28, 2013 and ending on April 1, 2014, may declare and pay quarterly dividends at a maximum amount of $0.15 per common share outstanding.

As of December 31, 2013, the Company was in compliance with all of its debt covenants, or had obtained waivers. In 2014, the waivers expire. Absent the waivers and amendments applicable to December 31, 2013 noted above and given the current vessel values, it is probable that the Company will not be in compliance with the minimum asset cover ratios, the ratio of Total Liabilities to Market Value Adjusted Total Assets and the Market Value Adjusted Net Worth, or Net Worth, depending on the relevant bank. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of the Company's debt and the acceleration of such debt by the lenders. Thus, as of December 31, 2013, as discussed in Note 3, the Company has classified its long-term debt as current, along with the associated restricted cash and interest rate swap assets and liabilities. The Company believes it will successfully conclude obtaining waivers for the potential covenant breaches or amend several of its loan covenants.

The weighted average interest rates for the years ended December 31, 2011, 2012 and 2013 were 3.28%, 3.47% and 3.34%, respectively.

9.           Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of bank debt, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.

(a) Interest rate risk: The Company's bank loans are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed below, in order to partly hedge its variable interest rate exposure.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties and cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month of estimated operating expenses. The Company places its cash and cash equivalents, with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(c) Fair value: The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, restricted cash, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of bank debt approximates the recorded value, due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy. The interest rate swaps, discussed below, are stated at fair value.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

9.            Financial Instruments – Continued

Interest rate swap agreements

The Company entered into the following interest rate swap agreements in order to hedge its variable interest rate exposure:

	Counterparty	Trade Date	Effective Date	Termination Date	Notional Amount December 31, 2013	Fixed Rate	Floating Rate
1.	Unicredit Bank	March 20, 2012	May 18, 2012	May 18, 2017	$4,500,000	1.48%	3-month USD LIBOR
2.	Credit Suisse AG	April 19, 2012	May 30, 2012	May 30, 2017	$4,312,500	1.20%	3-month USD LIBOR
3.	Credit Suisse AG	June 1, 2012	May 30, 2012	May 30, 2017	$4,312,500	1.0375%	3-month USD LIBOR
4.	Credit Suisse AG	July 4, 2012	August 30, 2012	May 30, 2017	$4,416,000	0.995%	3-month USD LIBOR
5.	Unicredit Bank	July 5, 2012	August 17, 2012	May 18, 2017	$6,750,000	0.98%	3-month USD LIBOR
6.	Credit Suisse AG	July 10, 2012	August 30, 2012	May 30, 2017	$4,416,000	0.935%	3-month USD LIBOR
7.	ABN AMRO	August 8, 2012	October 2, 2012	July 2, 2015	$18,750,000	0.595%	3-month USD LIBOR
8.	ABN AMRO	September 28, 2012	November 6, 2012	May 6, 2017	$10,497,500	0.74%	3-month USD LIBOR
9.	HSH Nordbank	September 28, 2012	November 6, 2012	May 6, 2017	$10,497,500	0.76%	3-month USD LIBOR
					$68,452,000

The notional amounts of the interest rate swap agreements are equally reduced on a quarterly basis until their expiration.

The above swaps qualified for hedge accounting as of December 31, 2012 and 2013. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and records the resulting unrealized gains or losses during the period in Other Comprehensive Loss in the Statement of Stockholders' Equity. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statement of stockholders' equity are shown below:

Derivative Instruments designated as hedging instruments

		December 31,
		2012	2013
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$397,964	$190,973
Interest rate swaps	Long-Term liabilities – Interest rate swaps	253,932	-
Interest rate swaps	Current assets – Interest rate swaps	-	(106,823)
Total derivatives		$651,896	$84,150

As of December 31, 2013, the Company believes it is probable that it will not be in compliance with certain covenants under its loan agreements at measurement dates within the next twelve months. If such a default occurs, the Company will also be in default under its interest rate swap agreements. Accordingly, as of December 31, 2013, the interest rate swaps were classified as current.

The following table presents the impact of derivative instruments and their location within Net Income:

Derivative Instruments designated as hedging instruments

		Year Ended December 31,
	Location of Gain/(Loss) Recognized	2011	2012	2013
Interest rate swaps	Interest and finance costs	$-	$(143,156)	$(424,533)

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

As of December 31, 2012 and 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheets. The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2011, 2012 and 2013.

10.          Capital Structure

Under the amended and restated articles of incorporation effective April 11, 2011, the Company's authorized capital stock consists of 500,000,000 registered shares, par value $0.01 per share, of which 475,000,000 shares are designated as common shares and 25,000,000 shares are designated as preferred shares.

(a)	Common Stock:

Box Ships Inc. was incorporated with authorized 100 shares of capital stock at no par value, all of which had been issued to Paragon. On April 11, 2011, the authorized share capital of the Company was increased to 500,000,000 registered shares, comprised of 475,000,000 shares of common stock and 25,000,000 shares of preferred stock, each with a par value of $0.01 per share. The 100 shares of capital stock, no par value, held by Paragon were converted to 100 shares of common stock, par value $0.01 per share, and were subsequently cancelled as discussed below.

On April 19, 2011, the Company completed its IPO in the United States and listed its shares on the NYSE. In this respect, 11,000,000 shares of common stock, par value $0.01 per share, were issued for $12.00 per share, amounting to $132,000,000. The proceeds to the Company, net of underwriters' commissions and other related offering expenses, totaled $122,714,865. Following the sale of Box Voyager, Box Trader, CMA CGM Kingfish and CMA CGM Marlin to the Company, 5,000,000 shares were issued as partial payment of the purchase consideration. At the closing of the IPO, Paragon surrendered the 100 shares of capital stock of Box Ships Inc., which were then cancelled.

On July 18, 2012, the Company completed a public offering of 4,285,715 common shares at a public offering price of $7.00 per share, resulting in net proceeds of $28,539,005, after deducting underwriters' discounts and commissions. A portion of the net proceeds of this offering was used to redeem 692,641 of the Series B Preferred Shares issued to Neige International in the Private Offering, discussed below, at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends.

On March 18, 2013, the Company completed a public offering of 4,000,000 common shares at a public offering price of $5.25 per share, resulting in net proceeds of $20,055,000, net of underwriters' discounts and commissions.

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

During 2011, 2012 and 2013, 317,000, 324,000 and 365,000 common shares, respectively, were issued under the Company's equity incentive plan (Note 12). As of December 31, 2012 and 2013, the Company had a total of 20,926,715 and 25,291,715 common shares outstanding, respectively.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

10.           Capital Structure – Continued

(b)	Preferred Stock:

The authorized preferred stock of the Company consists of 25,000,000 preferred shares, par value $0.01 per share, of which 1,000,000 shares are designated as Series A Participating Preferred Stock which is issuable upon exercise of the preferred stock purchase rights attached to our common shares in accordance with the terms of the Company's stockholders rights agreement, 2,500,000 shares are designated as Series B Preferred Shares, 2,500,000 shares are designated as Series B-1 Preferred Shares and 2,500,000 shares are designated as Series C Preferred Shares.

On June 12, 2012, the Company completed a private offering (the "Private Offering"), to Neige International Inc. ("Neige International"), a company controlled by the Company's Chairman, President and Chief Executive Officer, whereby it issued and sold to Neige International 1,333,333 units, each unit consisting of one of the Company's 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") and one warrant (refer (c) below) to purchase one of its common shares at an exercise price of $7.74 per share at any time on or prior to June 30, 2017, at an offering price of $28.875 per unit, which resulted in gross proceeds to the Company of $38,499,990.

On July 18, 2012, following the closing of the offering, discussed above, the Company redeemed 692,641 of the Series B Preferred Shares at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends and exchanged the remaining outstanding Series B Preferred Shares which were held by Neige International, on a one-for-one basis, with Series B-1 Preferred Shares. The Series B-1 Preferred Shares were identical to the Series B Preferred Shares in all material respects except they had a conversion right, pursuant to which the Company at its sole option, would have the right to convert, in whole or in part at any time from time to time, any outstanding Series B-1 Preferred Shares into common shares.

On July 29, 2013, October 9, 2013 and November 13, 2013, the Company completed the public offering of 558,333, 340,000 and 18,000 shares, respectively of its 9.00% Series C Preferred Shares at a public offering price of $24.00 per share, which resulted in net proceeds of $20,972,472 in aggregate, net of underwriting discounts and commissions. Neige International purchased $4,999,992 of the Series C Preferred Shares, or 208,333 shares, sold in the offering at the public offering price. The net proceeds from the offering along with a portion of the Company's cash reserves were used to redeem and retire all of the then outstanding Series B-1 Preferred Shares plus accrued and unpaid dividends. The Series C Preferred Shares are trading on the New York Stock Exchange under the symbol "TEUPRC".

Holders of the Series C Preferred Shares are entitled to receive cumulative dividends from the original date of issuance, or for any subsequently issued and newly outstanding shares, from the dividend payment date immediately preceding the issue date of such shares. Dividends on Series C Preferred Shares shall accrue and be cumulative, on a 30/360 day count basis, at a rate of 9.00% per annum per $25.00 liquidation preference per Series C Preferred Share, subject to adjustment under certain circumstances as described in the Statement of Designation of the Rights, Preferences and Privileges of the Series C Preferred Shares, and are payable quarterly on January 1, April 1, July 1 and October 1 of each year, when, as and if declared by the Company's board of directors, commencing on October 1, 2013.

The Series C Preferred Shares are not subject to mandatory redemption. At any time on or after July 29, 2016 and prior to July 29, 2018, the Company, at its option, may redeem, in whole or in part, the Series C Preferred Shares at a redemption price equal to 101% of the liquidation preference of $25.00 per share and at any time thereafter at a redemption price equal to the liquidation preference of $25.00 per share, in each case plus an amount equal to all accumulated and unpaid dividends. The Series C Preferred Shares are not convertible into common shares, except under certain conditions upon a change of control of the Company.

The Company during 2012 and 2013 paid to Neige, the only holder of the Company's Series B and Series B-1 Preferred Shares, dividends of $770,010 and $1,545,596, respectively. In addition, during 2013, the Company paid to holders of the Series C Preferred Shares, dividends of $219,844 and declared and accrued dividends of $515,437, which were paid on January 2, 2014.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

10.          Capital Structure – Continued

(c)	Warrants:

The fair value of the warrants issued on June 12, 2012, was estimated at $1.3413, using the Cox-Rubinstein Binominal methodology. The assumptions used to calculate the fair value of the warrants were as follows:

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

The warrants attached to the Series B Preferred Shares provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash. As a result, the fair value of the warrants was classified into permanent equity and subsequent changes in fair value are not recognized in the consolidated financial statements.

11.          Accumulated Other Comprehensive Income / (Loss)

The components of AOCI included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Changes in AOCI by Component

Unrealized Gain / (Loss) on cash flow hedges
AOCI — Balance, January 1, 2012	$-

OCI before reclassifications	(795,052)
Amounts reclassified from AOCI	143,156
Net current-period OCI	(651,896)

AOCI — Balance, December 31, 2012	$(651,896)

OCI before reclassifications	992,279
Amounts reclassified from AOCI	(424,533)
Net current-period OCI	567,746

AOCI — Balance, December 31, 2013	$(84,150)

Reclassifications out of AOCI

Details about AOCI Components	Amount Reclassified from AOCI	Affected Line Item in the Statement Where Net Income is Presented
Gains and losses on cash flow hedges
Interest rate contracts	$-	Interest and finance costs
Total reclassifications for 2011	$-

Interest rate contracts	$143,156	Interest and finance costs
Total reclassifications for 2012	$143,156

Interest rate contracts	$424,533	Interest and finance costs
Total reclassifications for 2013	$424,533

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

12.          Share Based Compensation

Equity incentive plan

On April 19, 2011, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive awards in the form of (a) stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units and (e) unrestricted stock. A total of 2,000,000 shares, as amended in February 2013, were reserved for issuance under the plan. The board of directors administers the plan. Under the terms of the plan, the board of directors are able to grant options exercisable at a price per common share to be determined by the board of directors but in no event less than fair market value as of the date of grant. As of December 31, 2013, there were 994,000 shares of common stock available for issuance under the equity incentive plan.

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

The accounting guidance relating to the share based payments describes two generally accepted methods of accounting for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award. Management has selected the straight-line method with respect to the non-vested share awards because it considers each non-vested share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case.

The details of the non-vested share awards granted are outlined as follows:

	Grant date	Final vesting date	Total shares granted	Grant Date Fair Value
A.	April 19, 2011	April 19, 2014	100,000	$11.050
B.	July 14, 2011	April 19, 2014	8,000	$10.735
C.	December 5, 2011	December 31, 2014	209,000	$10.230
D.	January 2, 2012	December 31, 2014	8,000	$8.660
E.	February 3, 2012	December 31, 2014	1,000	$8.275
F.	November 14, 2012	December 31, 2014	315,000	$5.345
G.	February 4, 2013	December 31, 2014	34,000	$6.110
H.	November 22, 2013	December 31, 2015	315,000	$3.175
I.	December 19, 2013	December 31, 2015	16,000	$2.910

A summary of the activity for non-vested share awards for the year ended December 31, 2013, is as follows:

	Number of shares	Weighted Average Grant Date Fair Value
Non-vested, January 1, 2013	532,333	$8.430
Granted	365,000	$3.651
Vested	(283,163)	$8.180
Non-vested, December 31, 2013	614,170	$7.091

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

12.          Share Based Compensation – Continued

The non-vested share awards under A and B above, vest ratably in annual installments over a three-year period commencing on April 19, 2012 and ending on April 19, 2014. The non-vested share awards under C, D and E above, vest ratably in annual installments over a three-year period commencing on December 31, 2012 and ending on December 31, 2014. The non-vested share awards under F and G above, vest ratably in annual installments over a two-year period commencing on December 31, 2013 and ending on December 31, 2014. The non-vested share awards under H and I above, vest ratably in annual installments over a two-year period commencing on December 31, 2014 and ending on December 31, 2015. The remaining unrecognized compensation cost amounting to $2,730,538 as of December 31, 2013, is expected to be recognized over the remaining period of 1.3 years, according to the contractual terms of those non-vested share awards.

The total fair value on the vesting date of shares that vested under the equity incentive plan during the years ended December 31, 2011, 2012 and 2013, was $0, $614,000 and $980,083, respectively.

Share based compensation for the years ended December 31, 2011, 2012 and 2013, amounted to $322,103, $1,225,276 and $2,066,688, respectively, and is included in general and administrative expenses.

13.          Vessel Operating Expenses

Vessel operating expenses, including related party amounts, are comprised as follows:

	2011	2012	2013
Crew wages and related costs	$3,790,479	$7,238,368	$8,422,650
Insurance	980,105	1,790,754	1,936,475
Repairs and maintenance	560,070	729,419	761,048
Spares and consumable stores	2,646,333	5,987,478	6,055,239
Tonnage taxes	17,880	64,580	220,217
Miscellaneous expenses	422,580	476,433	599,598
Total	$8,417,447	$16,287,032	$17,995,227

14.           General and Administrative Expenses

General and administrative expenses, including related party amounts, are comprised as follows:

	2011	2012	2013
Share based compensation	$322,103	$1,225,276	$2,066,688
Executive services	1,415,430	2,592,660	3,013,000
Non-executive directors' remuneration	85,714	154,836	176,559
Office rent	5,114	12,577	21,268
Travel expenses	48,170	119,113	95,778
Personnel and other expenses	24,547	64,277	50,302
Professional services	357,202	1,066,699	1,358,530
Directors and officers insurance	64,099	104,241	92,951
Stock market annual fees	102,392	176,363	126,191
Other expenses	75,698	404,794	274,677
Total general and administrative expenses	$2,500,469	$5,920,836	$7,275,944

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

15.          Earnings Per Share (EPS)

Basic EPS – Common Shares:

Numerator	2011	2012	2013
Net income	$12,953,386	$13,176,164	$15,307,658
Less: Series B-1 Preferred Shares dividends	-	(1,238,516)	(1,077,090)
Less: Redemption of Series B-1 Preferred Shares	-	(1,762,511)	(2,062,788)
Less: Series C Preferred Shares dividends	-	-	(735,281)
Less: Income attributable to non-vested share awards	(103,947)	(189,769)	(270,783)
Net income available to common shareholders	$12,849,439	$9,985,368	$11,161,716

Denominator
Weighted average number of common shares outstanding, basic	15,433,519	17,980,980	23,587,529

Net income per common share, basic	$0.83	$0.56	$0.47

Diluted EPS – Common Shares:

Numerator	2011	2012	2013
Net income	$12,953,386	$13,176,164	$15,307,658
Less: Series B-1 Preferred Shares dividends	-	(1,238,516)	(1,077,090)
Less: Redemption of Series B-1 Preferred Shares	-	(1,762,511)	(2,062,788)
Less: Series C Preferred Shares dividends	-	-	(735,281)
Plus: Dividends on Series B-1 Preferred Shares, if converted to common shares	-	864,133	1,077,090
Less: Income attributable to non-vested share awards	(103,947)	-	(270,783)
Net income available to common shareholders	$12,849,439	$11,039,270	$12,238,806

Denominator
Weighted average number of common shares outstanding, basic	15,433,519	17,980,980	23,587,529
Effect of Series B-1 Preferred Shares, if converted to common shares	-	2,415,653	3,133,151
Weighted average number of common shares outstanding, diluted	15,433,519	20,396,633	26,720,680

Net income per common share, diluted	$0.83	$0.54	$0.46

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

15.           Earnings Per Share (EPS) – Continued

Weighted Average Number of Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards from their vesting date.

Weighted Average Number of Common Shares – Diluted - In calculating diluted EPS the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for the common shares, the unvested share awards outstanding under the Company's Stock Incentive Plan, common shares issuable upon exercise of the Company's outstanding warrants and common shares issuable upon conversion of the Series B-1 Preferred Shares, are included in the shares outstanding unless their effect is anti-dilutive.

The Company excluded the dilutive effect of 614,170 (2012: 532,333, 2011: 317,000) non-vested share awards and 1,333,333 (2012: 1,333,333, 2011: 0) warrants in calculating dilutive EPS for its common shares as of December 31, 2013, as they were anti-dilutive.

16.           Income Taxes

Box Ships and certain of its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes.

Two of the subsidiaries are incorporated in Hong Kong and their vessels are flying a Hong Kong flag. Pursuant to the relevant provisions of the Hong Kong Inland Revenue Ordinance, the relating charter hire income should not be subject to Hong Kong profits tax since the vessels did not navigate solely or mainly within Hong Kong waters during 2012 and 2013.

The Company is also subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

For the years ended December 31, 2011, 2012 and 2013, the Company qualified for the benefit of Section 883.

17.           Commitments and Contingencies

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

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2013, net of commissions are:

For the year:	Amount
2014	$42,998,128
2015	20,848,780
2016	3,705,000
Total	$67,551,908

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

17.           Commitments and Contingencies – Continued

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

On November 12, 2013, the Company's Annual Meeting of Shareholders ratified the Company's execution and delivery and approved the Company's performance, of a corporate guarantee to act as joint and several guarantor, along with Paragon in connection with a credit facility of $69,000,000 entered into on May 17, 2013, by Irises Shipping Ltd. and Nereus Navigation Ltd., wholly owned subsidiaries of Paragon with China Development Bank. The facility provides partial finance on delivery for two 4,800 TEU containerships under construction, that were expected to be delivered in 2014, subject to certain contingencies and conditions. In December 2013, Paragon announced the cancellation of one of its two 4,800 TEU containership newbuilding contracts and the expected delivery of the remaining vessel in the second quarter of 2014. Paragon has granted an option to the Company to acquire the vessel at any time prior to its delivery to Paragon or purchase such vessel at any time after its delivery to Paragon, so long as the vessel is owned by Paragon at such time at the higher of the cost to Paragon or the fair market value. The credit facility can be freely transferred to the Company, if the Company decides to declare its option to acquire the vessel.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Ardelia Navigation Ltd. & Eridanus Trading Co.:

We have audited the accompanying combined statements of operations, owners' equity, and cash flows of Ardelia Navigation Ltd. and Eridanus Trading Co (the Companies) (both of which are under common ownership and common management), for the period from January 1, 2011 to April 28, 2011 (see note 1 to the accompanying combined financial statements). These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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
COMBINED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011
(Expressed in United States Dollars)

		For the period from January 1, 2011 to April 28, 2011
REVENUES:
Time charter revenues		$4,783,603
Commissions		(59,302)
Commissions – related party	Note 3	(59,761)
Net Revenues		4,664,540

EXPENSES:
Voyage expenses		25,659
Vessels operating expenses	Note 4	1,024,956
Vessels operating expenses – related party	Notes 3 and 4	45,382
Management fees charged by a related party	Note 3	204,948
Depreciation		963,881
Operating income		2,399,714

OTHER INCOME / (EXPENSES):
Interest and finance costs		(492,245)
Interest income		291
Foreign currency loss, net		(11,351)
Total other expenses, net		(503,305)

NET INCOME AND COMPREHENSIVE INCOME		$1,896,409

The accompanying notes are an integral part of the combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
COMBINED STATEMENT OF OWNERS' EQUITY
FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011
(Expressed in United States Dollars)

	Owners' Capital	Retained Earnings	Total

BALANCE, January 1, 2011	$56,831,350	$1,521,811	$58,353,161

Net income	-	1,896,409	1,896,409

BALANCE, April 28, 2011	$56,831,350	$3,418,220	$60,249,570

The accompanying notes are an integral part of the combined financial statements.

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
COMBINED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2011 TO APRIL 28, 2011
(Expressed in United States Dollars)

For the period from January 1, 2011 to April 28, 2011
Cash Flows from Operating Activities:
Net income	$1,896,409
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	963,881
Amortization of financing costs	19,136
Changes in assets and liabilities:
Trade receivables	(11,678)
Prepaid expenses and other receivables	74,193
Due from related parties	(1,751,763)
Inventories	(90,715)
Trade accounts payable	111,954
Accrued expenses	(36,094)
Due to related parties	(18,284)
Deferred income	(356,938)
Net Cash from Operating Activities	800,101

Cash Flows from Investing Activities:
Net Cash from Investing Activities	0

Cash Flows from Financing Activities:
Repayment of long-term debt	(800,000)
Net Cash used in Financing Activities	(800,000)

Net increase in cash and cash equivalents	101

Cash and cash equivalents at the beginning of the period	176

Cash and cash equivalents at the end of the period	$277

Supplemental disclosure of cash flow information

Cash paid during the period for interest	$476,179

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

(a)
Ardelia Navigation Ltd. ("Ardelia") incorporated in Liberia on June 15, 2010, owner of the Liberian flag 3,426 TEU (built 2010), containership "Box Voyager", purchased from an unrelated third party which was delivered to Ardelia on July 30, 2010 and commenced operations on August 9, 2010. On April 19, 2011, Ardelia entered into a Memorandum of Agreement (MOA) with Box Ships Inc. (Box Ships) for the sale of the Box Voyager which was delivered to Box Ships on April 29, 2011.

(b)
Eridanus Trading Co. ("Eridanus") incorporated in Liberia on July 1, 2010, owner of the Liberian flag 3,426 TEU (built 2010) containership "Box Trader", purchased from an unrelated third party which was delivered to Eridanus on August 16, 2010 and commenced operations on August 20, 2010. On April 19, 2011, Eridanus entered into a MOA with Box Ships for the sale of the Box Trader which was delivered to Box Ships on April 29, 2011.

The combined Statements of Operations, Cash Flows and Owners' Equity and related notes represent the period from January 1, 2011 to April 28, 2011, being the last date the Box Voyager and the Box Trader were owned by Ardelia and Eridanus, respectively. In the opinion of the management of the Owning Companies, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying combined financial statements.

Ardelia and Eridanus are both wholly owned subsidiaries of Paragon Shipping Inc ("Paragon"). Box Ships was a wholly owned subsidiary of Paragon until April 18, 2011. On April 19, 2011, Box Ships completed its initial public offering ("IPO") of 11,000,000 shares of its common stock and Paragon surrendered its 100 shares of capital stock of Box Ships, which were then cancelled.

Major Charterers: For the period January 1, 2011 to April 28, 2011, the charterer Compania Sud Americana De Vapores S.A. (CSAV) accounted for 100% of the Owning Companies' charter revenue.

2.            Significant Accounting Policies

(a)
Principles of Combination: The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts and operating results of the legal entities comprising the Owning Companies as discussed in Note 1. All intercompany balances and transactions have been eliminated upon combination.

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

(c)	Other Comprehensive Income: The Owning Companies have no other comprehensive income and, accordingly, comprehensive income equals net income for the period presented.

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

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

2.            Significant Accounting Policies – Continued

(f)
Restricted Cash: Restricted cash represents minimum liquidity required to be maintained under the Owning Companies' bank borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets otherwise they are classified as non-current assets.

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

(j)
Impairment of Long-Lived Assets: The Owning Companies review their long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Owning Companies evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Owning Companies' vessels. The review of the carrying amount for each of the Owning Companies' vessels as of the reporting period, indicated that such carrying amounts were recoverable.

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

3.            Transactions with Related Parties

(a)           Allseas Marine S.A. ("Allseas") – the Manager:

Each of the vessel owning companies has entered into a management agreement with Allseas, the Manager, a related party, wholly-owned and controlled by Mr. Michael Bodouroglou. Under these management agreements the vessel owning companies outsource the technical and commercial management of their vessels to the Manager. In consideration of the obligations undertaken by the Manager each vessel owning company has undertaken to pay the following amounts to the Manager:

(i)           1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission").

(ii)          a fee of €620 per day per vessel ("management fee") as from July 1, 2010. This amount is subject to adjustment each year based on the annual Greek inflation rate.

(iii)         a fee equal to 1% of the purchase price of any vessel bought or sold on behalf of the Owning Companies, calculated in accordance with the relevant memorandum of agreement, ("vessel commission").

(iv)         a fee of €500 per day for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection ("superintendent fees").

Each agreement has an initial term of five years. These agreements automatically extend for successive five year term, unless, in each case, at least one month's advance notice of termination is given by either party.

The following amounts are included in the combined statement of operations for the period presented for commissions, operating expenses and management fees charged by Allseas:

January 1, 2011 to April 28, 2011
A(i) - Charter hire commissions	$59,761
A(ii) - Management fees	$204,948
A(iv) – Superintendent fees (included in Vessels operating expenses – related party)	$27,624

ARDELIA NAVIGATION LTD. & ERIDANUS TRADING CO.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

3.            Transactions with Related Parties - Continued

(b)           Manning Agency Agreements:

The vessel owning companies had a manning agency agreement with Crewcare Inc., a company beneficially owned by Paragon's Chief Executive Officer, based in Manila, Philippines. Under the agreement, manning services were being provided in exchange for a recruitment fee of $110 per seaman paid on a one-off basis, an agency fee of $85 per month per seaman, an in house training fee of $30 per seaman and an extra in house training fee of $50 per seaman. These fees were to be reviewed and mutually agreed in January of each year. The expenses incurred for the period from January 1, 2011 to April 28, 2011 amounted to $17,758 and are included in Vessels operating expenses in the combined statement of operations.

4.            Vessel Operating Expenses

Vessel operating expenses comprise the following:

January 1, 2011 to April 28, 2011
Crew wages and related costs	$579,489
Insurance	128,768
Repairs and maintenance	50,275
Spares and consumable stores	213,324
Miscellaneous expenses	98,482
Total	$1,070,338

5.            Income Taxes

Under the law of Liberia, the country of the Owning Companies' incorporation, the Owning Companies are not subject to income taxes. The Owning Companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

If the Owning Companies do not qualify for the exemption from tax under Section 883, they will be subject to a 4% tax on their "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Owning Companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

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