Form 20-F
period 2014-12-31
Box Ships Inc.
filed 2015-03-23
CIK 1504795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________________________

FORM 20-F
______________________________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, there were 31,130,715 shares of the registrant's common stock, par value $0.01 per share, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐Yes  ☒No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐Yes  ☒No
Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes  ☐No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒Yes   ☐No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes  ☒No

ABOUT THIS ANNUAL REPORT

Please note in this annual report, "we," "us," "our," and "the Company," all refer to Box Ships Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires. References to our "Managers" refer to Allseas Marine S.A., or Allseas, and Seacommercial Shipping Services S.A., or Seacommercial, companies controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, which are responsible for the commercial and technical management functions for our fleet.

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

Forward-looking statements include, but are not limited to, such matters as:

•	our future financial condition or results of operations and future revenues and expenses;
•	our ability to identify and acquire additional containerships;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•	our ability to repay our debt and obtain additional financing;
•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;
•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;
•	our expectations of our ability to pay dividends on our common stock;
•	the need to establish reserves that would reduce dividends on our stock;
•	future supply of, and demand for, products suitable for shipping in containers;
•	our charterers' performance of their obligations under our time charters;
•	changes in the supply and demand of containerships, including newbuilding vessels or lower than anticipated scrapping of older vessels;
•	changes in rules and regulations applicable to the container shipping industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities;

•	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;
•	the adequacy of our insurance arrangements;
•	changes in general domestic and international political conditions;
•	changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking or maintenance and repair costs) and unanticipated dry-dock expenditures;
•	the ability to leverage the relationships and reputations of Allseas Marine S.A. and Seacommercial Shipping Services S.A. in the shipping industry;
•	the ability to maximize the use of vessels;
•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;
•	the ability to compete successfully for future chartering and newbuilding opportunities;
•	the expenses under service agreements with affiliates;
•	the anticipated taxation of our company and distributions to our shareholders;
•	the expected life span of our vessels;
•	customers' increasing emphasis on environmental and safety concerns;
•	anticipated funds for liquidity needs and the sufficiency of cash flows; and
•	our business strategy and other plans and objectives for future operations.

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

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

A.Selected Financial Data

The selected data presented below reflects the operations of Box Ships Inc., Box Ships Inc. and its subsidiaries, and the combined operations of Ardelia Navigation Ltd., or Ardelia, and Eridanus Trading Co., or Eridanus, and together with Ardelia, the Owning Companies, wholly-owned subsidiaries of Paragon Shipping Inc., or Paragon Shipping, which owned the vessels Box Voyager and Box Trader, respectively, from their dates of delivery from the shipyard until their delivery to us. Our acquisition of the Box Voyager and the Box Trader has been accounted for as an acquisition of a business. Please refer to "Item 5. Operating and Financial Review and Prospects" for our management's discussion of these results.

Box Ships Inc. / Box Ships Inc. and its subsidiaries

The following historical information was derived from the audited financial statements of Box Ships Inc. as of December 31, 2010 and for the period from May 19, 2010, referred to herein as Inception, to December 31, 2010 and from the audited consolidated financial statements of the Company as of December 31, 2011 and 2012 and for the year ended December 31, 2011, not included in this annual report, and the audited consolidated financial statements of the Company as of December 31, 2013 and 2014 and for the three years ended December 31, 2014, included elsewhere in this annual report. We refer you to the notes to the audited financial statements of Box Ships Inc. and the audited consolidated financial statements of the Company for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the financial statements, related notes and other financial information included herein.

STATEMENTS OF INCOME DATA

(Expressed in United States Dollars, except for share data)	For the period from Inception to December 31, 2010	2011	2012	2013	2014
Net Revenues	$-	$38,272,662	$65,888,142	$69,836,201	$49,864,674

Voyage expenses	-	486,158	2,522,736	2,527,566	1,604,439
Vessels operating expenses	-	8,417,447	16,287,032	17,995,227	18,270,356
Dry-docking expenses	-	-	2,062,390	1,010,230	2,314,017
Management fees charged by a related party	-	1,350,685	2,370,144	2,782,926	2,829,632
Depreciation	-	8,050,079	15,027,280	15,135,897	15,135,897
General and administrative expenses	2,051	2,500,469	5,920,836	7,275,944	7,232,389
Other operating (income) / expense	-	-	-	(522,781)	510,997

Operating (loss) / income	(2,051)	17,467,824	21,697,724	23,631,192	1,966,947

Total other (expenses) / income, net	(1,771)	(4,514,438)	(8,521,560)	(8,323,534)	656,568

Net (loss) / income	$(3,822)	$12,953,386	$13,176,164	$15,307,658	$2,623,515

Income allocated to preferred shares	-	-	(3,001,027)	(3,875,159)	(2,061,749)

Net (loss) / income available to common shareholders	$(3,822)	$12,953,386	$10,175,137	$11,432,499	$561,766

(Loss) / Earnings per capital stock / common share, basic	$(38.22)	$0.83	$0.56	$0.47	$0.02
(Loss) / Earnings per capital stock / common share, diluted	$(38.22)	$0.83	$0.54	$0.46	$0.02

Weighted average number of capital stock / common shares outstanding, basic	100	15,433,519	17,980,980	23,587,529	28,636,900
Weighted average number of capital stock / common shares outstanding, diluted	100	15,433,519	20,396,633	26,720,680	28,636,900

Dividends declared per common share	$-	$0.45	$1.08	$0.52	$-
Dividends declared per Series B and B-1 preferred share	$-	$-	$2.93	$2.93	$-
Dividends declared per Series C preferred share	$-	$-	$-	$2.25	$2.25

SELECTED BALANCE SHEET DATA

	December 31,
(Expressed in United States Dollars)	2010	2011	2012	2013	2014
Total current assets	$-	$16,294,791	$19,578,166	$31,691,262	$22,011,255
Fixed assets, net	-	366,969,347	401,328,434	386,192,537	371,056,640
Other non-current assets	425,142	18,146,748	24,157,269	11,722,839	4,781,310
Total Assets	425,142	401,410,886	445,063,869	429,606,638	397,849,205
Current liabilities	428,964	22,357,768	42,659,883	184,434,021	140,886,944
Long-term liabilities	-	196,692,041	181,624,703	453,248	282,375
Total Liabilities	428,964	219,049,809	224,284,586	184,887,269	141,169,319
Total stockholders' (deficit) / equity	(3,822)	182,361,077	220,779,283	244,719,369	256,679,886
Total Liabilities and Equity	$425,142	$401,410,886	$445,063,869	$429,606,638	$397,849,205

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

Industry Specific Risk Factors

The container shipping industry is cyclical and volatile in terms of charter rates and profitability, which may adversely affect our earnings and cash flow.

Our growth generally depends on continued growth in world and regional demand for container shipping services.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade. Containership charter rates declined substantially since 2011 primarily as a result of excess capacity on the key east-west routes, the reluctance of liners to cull services, a fight for market share between certain liner companies and a decline in global consumer demand from Europe and the United States. Freight rates remained weak through 2013 and bottomed in early 2014. Since early 2014, freight rates have improved from their historical lows, but currently remain significantly below their historical averages.

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

The factors that influence demand for containership capacity include:
•	supply of and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	the distance container cargo products are to be moved by sea;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	port and canal congestion.

The factors that influence the supply of containership capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older containerships;
•	containership owner access to capital to finance the construction of newbuildings;
•	the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are slow-steaming to conserve fuel;
•	the number of containerships that are out of service;
•	the availability of shipyard capacity; and
•	port congestion and canal closures.

Our ability to charter additional vessels we may acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters, will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships' long-term charters expire, we may be forced to recharter our containerships at reduced or even unprofitable rates, or we may not be able to recharter our vessels at all, which may reduce or eliminate our earnings or make our earnings volatile. Six of our vessels are currently employed on time charters that are set to expire in 2015. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The rates in the containership market also affect the value of our vessels, which follow the trends of freight rates and containership rates.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade as a result of the lingering effects of the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012 and 2013, especially for medium to smaller size containerships. Freight rates stabilized toward the end of 2012, remained at similar levels in 2013, but began to show signs of improvement through 2014 although they remain below their historical averages, which has adversely affected the profitability of liner companies. The financial challenges faced by liner companies and efforts to obtain third party aid to restructure their obligations have reduced demand for containership charters compared to historical averages and may increase the likelihood of our customers being unable or unwilling to pay us the contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under our time charters, and any new charter arrangements we are able to secure may be at lower rates, which would adversely affect our results of operations, cash flows and ability to pay dividends in amounts anticipated or at all.

We depend on a limited number of customers in a consolidating industry for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

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

We will seek to re-employ our containerships upon the termination or expiration of the charters described above, and to employ any additional vessels we acquire, pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In recent years, some liner companies, including our charterers, have publicly acknowledged the financial difficulties they face, announced efforts to obtain third-party aid to restructure their obligations and reported substantial losses. Many liner companies reported losses during 2013 and 2014. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with these liner companies or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, and our ability to pay dividends in the amounts anticipated or at all.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates, which could impact the rate at which we are able to recharter our current fleet or charter any additional vessels we acquire. If such a reduction continues in the future, we may only be able to recharter vessels in our current fleet, including the charters for six of our vessels that are scheduled to expire in 2015, or charter any additional vessels we acquire, for reduced rates or unprofitable rates or we may not be able to recharter our containerships, or charter any additional vessels we acquire, at all.

If economic conditions throughout the world remain volatile, it will impede our operations and our ability to implement our growth successfully.

The world economy continues to face a number of challenges, including economic slowdown in China and the turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. A deterioration in the global economy may cause a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The European Union and other parts of the world continue to exhibit weak economic trends. Over the past six years, the credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may affect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our operations and our ability to implement our growth successfully.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014 was 7.4%, down from a growth rate of 7.7% in 2013, and remaining below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our operations and ability to implement our growth strategy successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. An extended period of adverse development in the outlook for European countries could reduce the overall demand for consumer products and consequently for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the global recovery is undermined by downside risks, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in (i) the cost of goods exported from China; (ii) the length of time required to deliver goods from China; and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends in amounts anticipated or at all.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions continue to be volatile. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment, or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, we may incur a loss that could adversely affect our operating results.

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

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends to holders of our common stock in amounts anticipated or at all.

Change to the price of fuel, or bunkers, may adversely affect profits.

The cost of fuel is a significant factor in negotiating charter rates and will be borne by us when our containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, this cost will affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels and may limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply of and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Further, despite the recent low fuel prices in the beginning of 2015, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Our business and the operations of our containerships is and will continue to be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of any containership that we will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the cost of compliance with any new regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial or we may face substantial taxes on bunkers. Additionally, we cannot predict the costs of compliance with any new laws or regulations that may be adopted by the United States as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

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

Our success depends in large part on the ability of our Managers, who are responsible for the commercial and technical management functions for our fleet and our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we or our Managers, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:
•	marine disasters;
•	bad weather and other acts of God;
•	business interruptions caused by mechanical failures;
•	grounding, fire, explosions or collisions;
•	human error;
•	war;
•	terrorism; and
•	piracy and other circumstances or events.

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

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere, which may contribute to further economic instability in the global financial markets. Any such attacks, conflict or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition, results of operations and ability to obtain additional financing on terms acceptable to us or at all and pay dividends in amounts anticipated or at all. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Acts of piracy on ocean-going vessels could adversely affect our business.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and it has since extended it until June 30, 2015.

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

We conduct business in China, including through two of our subsidiaries and our time charters with OOCL. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Our charters with OOCL, a Chinese corporation, and any additional charters that we enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, or their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, and our ability to pay dividends in the amounts anticipated or at all.

Company Specific Risk Factors

In the past we have not been, and in the future we may not be, in compliance with certain of the financial covenants contained in our loan agreements, which may have an adverse effect on our financial condition, results of operations, cash flows, and ability to pay dividends in the amounts anticipated or at all.

Our loan agreements, which are secured by mortgages on our vessels, require us to comply with specified collateral coverage ratios and satisfy certain financial and other covenants. In general, these financial covenants require us, among other things, to maintain (i) a maximum market adjusted leverage ratio; (ii) minimum liquidity; (iii) a minimum market value adjusted net worth; and (iv) a minimum ratio of EBITDA to net interest expenses.

A violation of any of these covenants constitutes an event of default under our loan agreements, which, unless waived or modified by our lenders, provide our lenders with the right to require us to post additional collateral, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

During the fourth quarter of 2014, we entered into new or supplemental agreements with our lenders and agreed to certain amendments, waivers of certain financial covenants and permanent removal of certain other financial covenants, as described under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Loan Agreements." As of December 31, 2014, we were in compliance with all of our debt covenants, as amended. However, current vessels' values indicate that if we are not able to obtain additional amendments or waivers, we may not be able to maintain compliance with the relevant financial covenants upon expiration of the existing waivers during 2015. Furthermore, in July 2015, we are required to pay a balloon amount of $10.0 million together with the last instalment under our loan agreement for the OOCL Hong Kong and OOCL China. We intend to negotiate the extension of the loan and, in the unlikely event we are unable to agree with our current lender to extend the loan, we will consider several different options including refinancing the vessels with another lender or potentially selling one vessel to repay the outstanding loan in its entirety.

In addition, all of our secured loan agreements contain a cross-default provision that may be triggered by a default under one of our other secured loan agreements, including our breach of one or more financial covenants having a waiver expiring in 2015. A cross-default provision means that a default on one loan would result in a default on all other loans. Because of the presence of cross default provisions in all of our secured loan agreements, the refusal of any one lender under our secured loan agreements to grant or extend a waiver could result in all of our secured indebtedness being accelerated, even if our other lenders under our secured loan agreements have waived covenant defaults under the respective loan and credit facilities.

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

Furthermore, under the terms of our loan agreements, our ability to pay dividends or make other payments to shareholders is subject to no event of default having occurred without being remedied or resulting from the payment of such dividends or other distributions. In particular, during the period commencing on April 1, 2014 and ending on June 29, 2015, as discussed under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements", we may declare and pay quarterly dividends or make any other form of distribution at a maximum amount of $0.05 per common share outstanding. See also "Item 8. Financial Information—Dividend Policy."

We are also subject to a covenant requiring that we maintain a ratio of net worth to preferred stock of 1.50 or greater, as measured on the last day of each fiscal quarter. Our failure to comply with such covenant, if such failure continues unremedied for 120 days, shall constitute a "Covenant Default" pursuant to the terms of the 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the "Series C Preferred Shares"), and the dividend rate payable on the Series C Preferred Shares shall increase as described under our registration statement on Form 8-A filed with the Commission on July 26, 2013, entitled "Description of Registrant's Securities to be Registered." In addition, we will not be permitted to declare, pay or set apart for payment any cash dividend on any junior securities, including our common shares, unless we are in compliance with this net worth covenant.

Our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing loan agreements in connection with any additional waivers or amendments to our loan agreements that we may obtain in the future as a result of additional breaches of the financial and other covenants contained in our secured loan agreements. These restrictions may restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

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

In addition, under these covenants, we are required to maintain minimum liquidity ranging between the greater of $750,000 per vessel owned and $8.0 million in the aggregate and certain pledged deposits with our lenders.

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions worsen, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our secured loan agreements, our obligations may become immediately due and payable, and the lenders' commitment, if any, to make further loans may terminate. A default under any of our secured loan agreements could also result in foreclosure on any of our vessels and other assets securing the related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

In addition, our discretion is limited because we may need to obtain the consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we may not be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our shareholders' best interest.

The current low containership charter rates and values and any future decline in these rates may affect our ability to comply with various covenants in our secured loan agreements, and may cause us to incur impairment charges or to incur a loss if vessel values are low at a time when we are attempting to dispose of a vessel.

As discussed above, our loan agreements are secured by mortgages on our vessels and contain various financial covenants. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. The market value of containerships is sensitive, among other things, to changes in the containership charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with our loan covenants. In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the market value of our vessels further deteriorates significantly or we lose the benefit of the existing time charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

During the fourth quarter of 2014, we entered into new or supplemental agreements with our lenders and agreed to certain amendments to, or obtained waivers of, the financial covenants in our loan agreements.  Current vessel values indicate that, if we are not able to obtain additional amendments or waivers, we may not be able to maintain compliance with the relevant financial covenants upon expiration of the existing waivers during 2015. Therefore, as of December 31, 2014, we classified all of our indebtedness as current liabilities. If we fail to comply with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, arrest the vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness was accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Furthermore, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We may have difficulty securing profitable employment for our vessels as their charters expire.

Each of our nine containerships is currently deployed on time charters, with the time charters for six of our vessels, two of which are well above current market rates, scheduled to expire during 2015. Given the current depressed state of the containership charter market, especially for medium to smaller sized vessels, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

We are subject to certain risks with counterparties on contracts, including our charterers under our time charter agreements on which we depend for substantially all of our revenues, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants in our loan agreements.

We have entered into various contracts, including time charter agreements, with our customers. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control, including, among other things, general economic conditions, the condition of the container shipping industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses.

As of the date of this annual report, we have employed all nine of our containerships under time charters with a weighted average remaining charter duration of 6 months (weighted by aggregate contracted charter hire) with six charterers and we plan to employ any additional vessels we acquire on time charters. The time charters on which we employ three out of our nine vessels provide for charter rates that are significantly above market rates as of the date of this annual report. Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased containership charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

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

We have limited cash resources and no borrowing capacity and we may not be successful in entering into any other financing arrangements. All of the vessels in our fleet are being used as collateral to secure our secured loan agreements. In addition, we may not be able to identify additional vessels beyond our current fleet for acquisition at attractive prices or at all. To the extent we are unable to identify additional vessels suitable for acquisition or obtain acquisition financing on acceptable terms or at all, we may not be able to acquire additional vessels beyond our current fleet, which could adversely affect our business.

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

We cannot assure you that our Managers will be able to successfully address the variety of vessel management risks in the containership sector and develop and maintain commercial relationships with leading liner companies, and the inability to do so could adversely affect our containership business and results of operations.

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

We believe that maintaining a modern and technologically advanced fleet, capitalizing on our Managers' experience in the commercial management of vessels and Paragon Shipping's reputation as an owner with high safety and operating standards, as well as on our senior management's experience in the shipping industry, will be important factors in acquiring and retaining major container liner company charterers. Our Managers may not be able to successfully operate containerships or to develop and maintain the commercial relationships or to replace them in the event any of these relationships are terminated, which would adversely affect our business prospects and profitability.

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

Moreover, we plan to finance potential future expansion of our fleet through equity financing, which we expect will mainly consist of issuances of additional shares of our common stock, or with borrowings under any credit facilities we may enter into in the future. If we are unable to complete equity issuances at prices that we deem acceptable or we cannot enter into future credit facilities on favorable terms, our cash on hand will be insufficient to fund the costs of future vessel acquisitions and we may need to revise our growth plan or consider alternative forms of financing.

If we cannot successfully re-employ the vessels in our current fleet or charter additional vessels we may acquire in the future, we may incur net losses.

Our business plan is to identify and acquire suitable vessels, in addition to our current fleet, at favorable prices and, as market conditions warrant, employ our vessels on short- to medium-term time charters ranging from one to five years with staggered maturities. As of the date of this annual report, we have employed all nine containerships in our current fleet under time charters with a weighted average remaining charter duration of 6 months (weighted by aggregate contracted charter hire). Under the terms of our $100.0 million loan agreement with ABN AMRO, we are required to obtain the consent of such lender to charter the Box Voyager, the Box Trader and, other than with respect to its current charter with CSAV Valparaiso scheduled to be completed in May 2016, the Maule, under charters with durations of more than 12 months. We are subject to a similar requirement under our $25.0 million loan agreement with ABN AMRO, pursuant to which we are required to obtain the consent of such lender to charter the OOCL Hong Kong and the OOCL China, other than with respect to their current charters with OOCL scheduled to be completed in 2015, under charters with durations of more than 12 months.

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

Our growth depends on our ability to successfully re-employ our vessels and charter the vessels we may acquire in the future, for which we will face substantial competition.

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

Our executive officers and the officers of our Managers will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and the officers of our Managers will be involved in Paragon Shipping's and other business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully. The actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

Our executive officers and directors and our Managers have conflicts of interest and limited duties, which may permit them to favor interests of Paragon Shipping or its affiliates above our interests and those of holders of our common stock.

Conflicts of interest may arise between Paragon Shipping, our Managers, and their affiliates, on the one hand, and us and our shareholders, on the other hand. These conflicts include, among others, the following situations:
•	Our Chairman, President and Chief Executive Officer serves as the Chairman, President, and Chief Executive Officer of Paragon Shipping and our Chief Financial Officer serves as the Chief Financial Officer of Paragon Shipping. Our Chief Executive Officer is also the beneficial owner of all of the capital stock of our Managers and Crewcare Inc., or Crewcare, our manning agent. Therefore, these individuals may favor the interests of Paragon Shipping, Allseas, Seacommercial or their affiliates and may not provide us with business opportunities that would benefit us.
•	Our Managers advise our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders.
•	Our executive officers and those of our Managers will not spend all of their time on matters related to our business.
•	Our Managers will advise us of costs incurred by them and their affiliates that they believe are reimbursable by us.

As a result of these conflicts, our Managers may favor their own interests, the interests of Paragon Shipping and the interests of its affiliates over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Paragon Shipping and/or its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, serves as an executive officer and director of Paragon Shipping, our Chief Financial Officer, Mr. Robert Perri, serves as a Chief Financial Officer of Paragon Shipping and our Chief Operating Officer, Mr. George Skrimizeas, serves as the Chief Operating Officer of Paragon Shipping. As a result, these individuals have fiduciary duties to manage the business of Paragon Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Paragon Shipping and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Paragon Shipping or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the international containership industry. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

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

We were formed by Paragon Shipping and completed our Initial Public Offering in April 2011. As of the date of this annual report, Paragon Shipping owned approximately 11.0% of our outstanding shares of common stock. However, Paragon Shipping has not and will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

We are dependent on our fleet managers for the commercial and technical management of our fleet, as well as to provide us with our executive officers, and the failure of our fleet managers to satisfactorily perform their services may adversely affect our business.

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides us with the services of our executive officers, who report directly to our board of directors. In addition, as we have subcontracted the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas services or Allseas failure to perform its obligations to us could materially and adversely affect the results of our operations. We may have rights against Allseas if it defaults on its obligations to us but you will have no recourse directly against Allseas. Further, we are required to seek approval from our lenders under our secured loan agreements to change our commercial and technical manager.

Effective January 2, 2015, we and Allseas mutually agreed to terminate a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial. Seacommercial will provide sale & purchase and charter brokerage services for our fleet. Allseas will still be responsible for commercial management of our vessels, which includes, among other things, operations and freight collection services, obtaining insurance and finance and accounting functions.

Since our Managers are privately held companies and there is little or no publicly available information about them, an investor could have little advance warning of potential problems that might affect our Managers that could have a material adverse effect on us.

The ability of our Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our Managers' financial strength, and because they are privately held, it is unlikely that information about their financial strength would become public unless they began to default on their obligations. As a result, an investor in our shares might have little advance warning of problems affecting our Managers, even though these problems could have a material adverse effect on us.

Our Chairman, President and Chief Executive Officer has affiliations with our Managers which may create conflicts of interest.

Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas and Seacommercial. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas, Seacommercial and Mr. Bodouroglou. To the extent that any entities affiliated with Mr. Bodouroglou, other than us, Allseas or Seacommerical, own or operate vessels that may compete for employment or management services in the future, our Managers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Our Managers currently provide management services to vessels in Paragon Shipping's fleet, private fleets and our fleet. Entities affiliated with Mr. Bodouroglou may acquire vessels that may compete with our vessels in the future, subject to an agreement entered into among the Company, Paragon Shipping and Mr. Bodouroglou, which prohibits Mr. Bodouroglou or entities affiliated with him, including Paragon Shipping, from acquiring or chartering container vessels without our prior written consent, and pursuant to which we have agreed not to acquire or charter drybulk vessels without the prior consent of Mr. Bodouroglou, entities controlled by him or Paragon Shipping, as applicable. To the extent that we believe it is in our interest to grant such consent and Mr. Bodouroglou, entities controlled by him or Paragon Shipping acquires containerships, such vessels may compete with our fleet. Our Managers are not a party to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to containerships other than ours. These conflicts of interest may have an adverse effect on our results of operations.

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

We may not have adequate insurance to compensate us or to compensate third parties if we lose our vessels.

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

We generate a majority of our revenues in U.S. dollars and incur a portion of our expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flows from operations. Any declines in the value of the U.S. dollar could also lead to higher expenses payable by us.

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

For the 2014 taxable year, we believe that we and our subsidiaries qualified for this statutory tax exemption and we intend to take this position on our U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income for future taxable years. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our shares of common stock owned, in the aggregate, 50% or more of our outstanding shares of common stock for more than half the days during the taxable year. It is possible that the ownership threshold could be met for any taxable year. In such a case, we may not qualify for exemption unless we can establish that among the closely-held group of five percent shareholders, there are sufficient five percent shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified five percent shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient five percent shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and we may not be able to satisfy them. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

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

In addition, two of our vessel owning subsidiaries are incorporated in Hong Kong and own vessels flagged in Hong Kong. While we do not believe that we or our Hong Kong subsidiaries will be subject to taxation in Hong Kong since the vessels did not navigate solely or mainly within Hong Kong waters during 2012, 2013 and 2014, we cannot assure you that we will not incur tax liability in Hong Kong in 2015 or in the future.

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

In February 2014, our board of directors determined that in an effort to maintain our liquidity and ensure our sustainability going forward, a common stock dividend would not be paid commencing with the dividend in respect to the fourth quarter of 2013.

We have used in the past, and may use in the future, a portion of our cash reserves, in addition to our operating cash flows, to fund quarterly dividend payments, which reduces our cash position and is only sustainable to the extent cash is available. The amount of cash available for distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:
•	the rates we obtain from our charters;

•	the ability and willingness of our customers to perform their obligations under their respective time charters;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the number of unscheduled off-hire days for our fleet due to failure to secure employment or otherwise and the timing of, and number of days required for, dry-docking of our containerships;
•	delays in the delivery of any vessels we agree to acquire in the future and the commencement of payments under charters relating to those vessels;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•	changes in the basis of taxation of our activities in various jurisdictions; and
•	the payment of fees to our Managers for the technical, commercial, administrative and executive services it provides to us.

The actual amount of cash available for distribution also depends upon other factors, such as:
•	the quarterly dividends we will be obligated to pay to holders of our Series C Preferred Shares;
•	the level of capital expenditures we make, including for maintaining the vessels in our fleet and acquiring new vessels, which we expect will be substantial;
•	our debt service requirements and restrictions on distributions contained in our secured loan agreements and future financing agreements;
•	fluctuations in our working capital needs and our ability to raise additional equity to satisfy our capital needs; and
•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

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

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels dry-docked during that quarter. For example, we incurred costs of approximately $2.3 million during 2014 in connection with the dry-dock relating to the OOCL China and Box Emma and we expect to incur costs of approximately $2.2 million in the aggregate with respect to the dry-docks relating to the Box Queen, OOCL Hong Kong and OOCL China which are expected to be performed in 2015. Significant maintenance capital expenditures may reduce the amount of cash available for distribution to our shareholders.

We will be required to make substantial capital expenditures to expand the size of our fleet, which may diminish our ability to pay dividends in amounts anticipated or at all, increase our financial leverage, or dilute our shareholders' ownership interest in us.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing vessels from other parties or newbuilding vessels, which we refer to as newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 10% to 30% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately one to three years from the order). We expect to fund such capital expenditures with future equity issuances and debt, which would reduce the cash available for quarterly dividends, prior to generating cash from the operation of the newbuildings. If equity financing is not available on favorable terms, we may have to use debt financing. If we finance all or a portion of these acquisition costs by issuing debt securities, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuildings. Any interest expense we incur in connection with financing our vessel acquisitions, including capitalized interest expense, will decrease the amount of our dividends.

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

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board or "PCAOB" inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Hellenic Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

Risk Factors Related To Our Stock

The concentration of our common stock ownership with Paragon Shipping and its affiliates, including our Chairman, President and Chief Executive Officer, will limit the ability of holders of our common stock to influence corporate matters.

Paragon Shipping currently owns approximately 11.0% of our outstanding common stock and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, beneficially owns approximately 12.4% of our outstanding common stock as of the date of this report. In addition, 1,333,333 common shares are issuable upon the exercise of warrants issued to Neige International Inc., or Neige International, a company controlled by Mr. Bodouroglou, in June 2012, which have an exercise price of $7.74 per share and may be exercised at any time on or prior to June 30, 2017 and 200,000 common shares issuable upon the exercise of warrants issued to Neige International in April 2014, which have an exercise price of $2.65 per share and may be exercised at any time on or prior to April 10, 2019. Furthermore, our directors or officers who are affiliated with Paragon Shipping or other individuals providing services under our management agreements with Allseas who are affiliated with Paragon Shipping have received, and may continue to receive, equity awards under our 2011 Equity Incentive Plan. As of the date of this annual report, there were 555,000 shares of common stock available for issuance under our 2011 Equity Incentive Plan, as amended.

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

As of the date of this annual report, we have outstanding warrants to purchase up to 1,333,333 shares of our common stock, all of which are held by Neige International, exercisable at any time on or prior to June 30, 2017 at a price of $7.74 per share, 916,333 Series C Preferred Shares and 6,147,500 warrants to purchase up to 2,459,000 shares of common stock, 500,000 of which are held by Neige International, exercisable at any time on or prior to April 10, 2019 at a price of $2.65 per share. Upon the occurrence of certain change of control events, holders of our outstanding Series C Preferred Shares will have the right, subject to our election to redeem the Series C Preferred Shares in whole or part, to convert some or all of the Series C Preferred Shares held by such holder into a number of our common shares, as discussed in the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein.

In order to fund further growth of our fleet, we may have to incur additional indebtedness and/or sell additional equity securities. Future issuances of our common stock, directly or indirectly through convertible or exchangeable securities, options, warrants or rights, will generally dilute the ownership interests of holders of our existing common stock, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to holders of our common stock, as to which no assurance can be given. Subject to the rules of the New York Stock Exchange, or the NYSE, that are applicable to us, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time. Additional series or classes of preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to holders of our common stock in amounts anticipated or at all. Any additional debt we incur will be senior in all respects to our common stock, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue additional equity securities or incur additional debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Future sales or other issuances of a substantial number of shares of common stock or other securities in the public market or otherwise, or the perception that these sales could occur, may depress the market price for our common stock. These sales or issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future.

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

Our common stock commenced trading on the NYSE in April 2011. We cannot assure you that an active or liquid public market for our common stock will continue. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market worsens, it could have an adverse effect on the market price of our common stock and impact a potential sale price if holders of our common stock decide to sell their shares.

The market price of our stock may be influenced by many factors, many of which are beyond our control, including those described above and the following:
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

There is no guarantee of a continuing public market for you to resell our common shares.

Our common shares trade on the NYSE. We cannot assure you that an active and liquid public market for our common shares will continue.

In December 2014, we announced that we received notice from the NYSE indicating that we were no longer in compliance with the NYSE's continuing listing standards because the average closing price of our common stock over a consecutive 30-day trading period was below $1.00. Subject to the NYSE rules, we have six months following receipt of the notification to regain compliance with the minimum share price requirement. We can regain compliance at any time during the six-month cure period if our shares of common stock have a closing share price of at least $1.00 on the last trading day of any calendar month during the six-month cure period and also has an average closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. Alternatively, if we must take action requiring approval of our shareholders to cure the price condition (as would be the case for a reverse stock split), such approval must be obtained at the next annual meeting of shareholders and we must implement the action promptly thereafter.

We have notified the NYSE of our intention to cure this deficiency within the prescribed timeframe. During this time, our common stock will continue to be listed and trade on the NYSE. However, if we do not regain compliance and delist from the NYSE, you may not be able to sell your shares of our common shares in the future at the price that you paid for them, or at all.

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

Item 4.        Information on the Company

A.History and Development of the Company

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

The table below represents the vessels acquired by us since our incorporation, which currently comprise our fleet:

Vessel Owning Company	Vessel Acquisition Date	Vessel's Name	Built	TEU[4]
Polyaristi Navigation Co.[1]	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. [1]	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. [1]	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. [1]	May 31, 2011	CMA CGM Marlin	2007	5,095
Aral Sea Shipping S.A. [1]	May 19, 2011	Box Queen (formerly the Maersk Diadema)	2006	4,546
Amorita Development Inc.[1]	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd[2]	August 3, 2011	Box Emma	2004	5,060
Triton Shipping Limited[3]	June 25, 2012	OOCL Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited[3]	July 5, 2012	OOCL China	1996	5,344

1 Incorporated in Liberia.
2 Incorporated in Marshall Islands.
3 Incorporated in Hong Kong.
4 TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

As of the date of this annual report, we had issued and outstanding 31,230,715 common shares, warrants to purchase an additional 3,792,333 of our common shares and 916,333 Series C Preferred Shares. Please refer to "Item 10. Additional Information—A. Share Capital", for a description of our capital stock transactions.

B.       Business Overview

General

We are an international shipping company engaged in the seaborne transportation of containers worldwide. We are focused on pursuing growth opportunities in the container shipping industry by leveraging the reputation, expertise and relationships of our management team and our Managers in identifying attractive vessel acquisition opportunities and maintaining cost-competitive, efficient operations. As of the date of this annual report, our fleet was comprised of nine containerships with a TEU weighted average age of 10.2 years, a total capacity of 43,925 TEU and a weighted average remaining charter duration of 6 months (weighted by aggregate contracted charter hire).

We operate through a number of wholly-owned, vessel-owning subsidiaries incorporated in the Republic of Liberia, the Republic of the Marshall Islands and Hong Kong. Allseas, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides the commercial and technical management services for all of the vessels in our fleet.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this annual report:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Remaining Time Charter Term (2)	Expiration of Charter
Maule	2010	6,589	CSAV Valparaiso	$38,000	13 months (3)	April 2016
OOCL Hong Kong	1995	5,344	OOCL	$26,800	2 months (4)	May 2015
OOCL China	1996	5,344	OOCL	$26,800	2 months (4)	June 2015
Box Emma	2004	5,060	CMA CGM	$13,500	11 months (4, 5)	February 2016
CMA CGM Kingfish	2007	5,095	CMA CGM	$9,500	4 months (4, 6)	August 2015
CMA CGM Marlin	2007	5,095	CMA CGM	$9,500	4 months (4, 6)	August 2015
Box Voyager	2010	3,426	CNC	$8,500	8 days	March 2015
				$10,600	11 months (4, 7)	March 2016
Box Trader	2010	3,426	Hapag Lloyd	$8,500	2 months (8)	May 2015
Box Queen (formerly the Maersk Diadema)	2006	4,546	Maersk	-	2 days (9)	March 2015
TEU-weighted average Fleet age / Total Fleet Capacity	10.2 Years	43,925

(1)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Seacommercial, aggregating 4.75% for Box Voyager, CMA CGM Kingfish, CMA CGM Marlin and Box Emma, 1.25% for OOCL Hong Kong, OOCL China and Box Queen, and 2.50% for each of the other vessels in our fleet, including, in each case, 1.25% to Seacommercial.

(2)	Based on the earliest redelivery date.
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

(4)	The charterer has the option to increase or decrease the term of the charter by 30 days.
(5)	The employment is for a period of twelve months and commenced in March 2015.
(6)	The employment was extended for a period of twelve months and commenced in September 2014.
(7)	The employment was extended for a period of twelve months, commencing on March 31, 2015.
(8)	The employment was extended until earliest May 2015 or latest August 2015 and commenced in October 2014.
(9)	The vessel is expected to be redelivered from its charterer on or about March 25, 2015.

Management of Our Fleet

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou and provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Effective January 2, 2015, we and Allseas mutually agreed to terminate a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial on substantially the same terms. Seacommercial, a Liberian corporation based in Athens, Greece, also controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, will provide sale & purchase and charter brokerage services for our fleet. Allseas will still be responsible for commercial management of our vessels, which includes, among other things, operations and freight collection services, obtaining insurance and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Allseas also provides commercial and technical management services for Paragon Shipping's fleet.

We believe Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety and that our business benefits through access to the expertise and resources of Allseas.

Agreements with Allseas, Seacommercial and Crewcare

For information regarding the agreements with Allseas, Seacommercial and Crewcare, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Chartering of Our Fleet

Our chartering policy is to employ our vessels and any vessels we may acquire in the future on short- to medium-term time charters of one to five years in order to take advantage of stable cash flows and high utilization rates while preserving the flexibility to later capitalize on potentially rising charter rates with longer terms. However, we may opportunistically enter into attractive longer-term charters or short-term time charters with durations of less than one year or, under certain circumstances, our vessels may operate on the spot market. As of the date of this annual report, all nine vessels in our fleet are employed under fixed rate time charters with an average remaining duration of 6 months (weighted by aggregate contracted charter hire). The scheduled expirations of the time charters under which all of our vessels are employed range from 2 days to 13 months. We intend to continue to charter our vessels to a diversified portfolio of leading liner charterers with staggered re-delivery dates in accordance with our market outlook.

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

Our Customers

Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We generally charter our vessels to counterparties we believe are creditworthy, such as well-established international container liner companies, rather than to more speculative or undercapitalized entities. Members of our executive management team have relationships with a geographically diverse group of container liner companies or their brokers, including many of the world's largest container liner companies, as measured by TEU capacity. We believe that our management team's network of relationships and more generally our Managers' management teams' reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our vessels in the future.

We currently charter our vessels to six customers, CSAV Valparaiso, CMA CGM, Maersk, OOCL, Hapag Lloyd and CNC. During the year ended December 31, 2014, charters with CSAV Valparaiso, CMA CGM, OOCL and MSC, comprised in the aggregate 90% of our revenues. Our largest customer was OOCL, comprising approximately 35% of our revenues for the year ended December 31, 2014, followed by CSAV Valparaiso, MSC and CMA CGM, as set forth below.

Customer	Year ended December 31, 2014
OOCL	35%
CSAV	25%
MSC	16%
CMA CGM	14%

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, customer relationships, operating expertise, professional reputation, vessel location and size, age and condition of the vessel. Seacommercial arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete with other owners of containerships, some of which may charter our vessels as customers and many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of containerships is highly fragmented and is divided among over 600 independent containership owners.

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

In the future, entities affiliated with our Chairman, President and Chief Executive Officer may seek to acquire containerships. One or more of these vessels may be managed by our Managers and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including our Managers, might be faced with conflicts of interest with respect to their own interests and their obligations to us.

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

As of the date of this annual report, three of our vessels were employed under long-term fixed rate time charters, with scheduled expiration during the first half of 2016, and thus are not subject to the effect of seasonal variations in demand. In addition, our remaining six vessels are currently employed under fixed rate time charters scheduled to expire in 2015, and thus are subject to the effect of seasonal variations in demand.

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

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to containerships, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) (or PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

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

Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. By  July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and on January 1, 2014, the United States Caribbean Sea was designated ECA. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the limits of the Energy Efficiency Design Index, or EEDI, apply to new ships, and all ships must develop and implement Ship Energy Efficiency Management Plans, or SEEMPs.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea of 1974, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards. The Convention of Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments are expected to go into effect on June 8, 2015.  The amendments alter the limits of liability for a loss of life or personal injury claim or a property claim against ship owners.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charter to comply with the ISM Code may subject such party to increased liability, may decrease the availability of insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in certain limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard, or USCG, evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance. We have complied with the USCG's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example on August 15, 2012 the U.S. Bureau of Safety and Economic Enforcement, or BSEE, issued a final drilling safety rule for offshore oil and gas operations, which became effective on October 22, 2012, and strengthened the requirements for safety equipment, well control systems, and blowout prevention practices. On February 24, 2014, the U.S. Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability of damages for offshore facilities under the OPA based on inflation. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

The United States Environmental Protection Agency, or the EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or the NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet these standards.

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

Compliance with the EPA and other USCG regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with these results.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. To trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG  regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.
•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits. The OOCL China and the Box Emma completed their intermediate and special surveys, respectively, in the first quarter of 2014. The Box Queen underwent an in-water survey in the first quarter of 2014 in connection with its intermediate survey. The Box Queen, OOCL Hong Kong and OOCL China are expected to undergo their special surveys in 2015 and the CMA CGM Kingfish and the CMA CGM Marlin are scheduled for an in-water survey in 2015 in connection with their intermediate surveys. The Box Emma is scheduled for its intermediate survey in 2017 and the Maule, Box Voyager, Box Trader, CMA CGM Kingfish and CMA CGM Marlin are expected to undergo their special surveys in 2017.

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

War Risks Insurance

General Hull insurance does not cover the aforementioned risks of a vessel sailing into a war zone or piracy area. Those areas are established by the London-based Joint War Committee and we maintain such cover for all our vessels. Along with this specific insurance cover, we make sure our vessels to be insured also for war loss of hire and kidnap and ransom in case these are captured by pirates etc.

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

Loss of Hire Insurance

Some casualties may result in a significant period off-hire and loss of earnings in the freight market. The time occupied by repairs can amount to a significant loss for the shipowner. Freight rates are lost since the vessel is off-hire and capital and operational costs are still due. Loss of Hire cover is designed to reduce this loss, above fourteen off-hire days, and we have such cover for three of our vessels, the OOCL Hong Kong, the OOCL China and the Maule.

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

A.      Operating results

Overview

We are an international shipping company specializing in the seaborne transportation of containers worldwide. We were formed on May 19, 2010, Inception, by Paragon Shipping. We remained substantially inactive for the period from Inception until April 14, 2011, the date of our Initial Public Offering. Substantially all activity through April 14, 2011 relates to our formation and Initial Public Offering efforts. We commenced operations following the completion of our Initial Public Offering, on April 19, 2011.

Our current fleet is comprised of nine containerships with a TEU weighted average age of 10.2 years, a total capacity of 43,925 TEU and a weighted average remaining charter duration of 6 months (weighted by aggregate contracted charter hire).

Vessel Management

Allseas, a Liberian corporation based in Athens, Greece that was formed in 2000 as a ship management company by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries.

We have entered into separate management agreements with Allseas for each of the vessels in our fleet which provide for: (i) a technical management fee; (ii) a superintendent fee, and (iii) a lump sum fee for pre-delivery services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas" for additional information about these agreements.

Effective January 2, 2015, Seacommercial, a Liberian corporation based in Athens, Greece that was formed in 2014 by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, provides sale & purchase and charter brokerage services for our fleet, pursuant to long-term brokerage agreements between Seacommercial and each of our vessel-owning subsidiaries, which were previously provided by Allseas.

We have entered into separate brokerage agreements with Seacommercial for each of the vessels in our fleet which provide for: (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Brokerage Agreements with Seacommercial" for additional information about these agreements.

Factors Affecting our Results of Operations

We generate the majority of our revenue from time charters on which we employ our vessels. All nine vessels in our fleet are currently operating under a fixed rate time charter. Our ongoing cash expenses consist of fees and reimbursements under our management and brokerage agreements, administrative services agreement, accounting services agreement and executive services agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not have any income tax liabilities in the Marshall Islands or Liberia, but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States or in Hong Kong on revenues generated by our Hong Kong subsidiaries when their vessels navigate solely or mainly within Hong Kong waters. Please see "Item 10. Additional Information—E. Taxation."

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

Voyage Expenses

Voyage expenses, primarily consisting of port, canal, bunker expenses, extra war risk insurance costs and other crew costs reimbursable by the charterers that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us, regardless of charter type. In addition, voyage expenses include bunkers consumed during the periods that vessels are in between employment and travelling to and from the dry-docks and are paid for by us. All voyage expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Vessel Operating Expenses

Our vessel operating expenses, which are expensed as incurred, include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding dry-docking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. In addition, vessel operating expenses include amortization of other intangible assets, in relation to manning agreements attached to the purchase agreements of the OOCL Hong Kong and the OOCL China, delivered to us in June 2012 and July 2012, respectively. The intangible asset recorded upon delivery of the vessels to us amounted to approximately $3.2 million. The amortization for the intangible asset for the years ended December 31, 2012, 2013 and 2014, amounted to approximately $0.5 million, $1.1 million and $1.1 million, respectively. In 2015, assuming all other variables are held constant, we expect to recognize amortization for the intangible asset of approximately $0.5 million. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Dry-docking Expenses

We account for dry-docking costs using the direct expense method. Two of the vessels in our fleet, the OOCL China and the Box Emma, completed their dry-dockings in the first quarter of 2014, resulting in 42 off-hire days and expenses amounting to approximately $2.3 million. The Box Queen, OOCL Hong Kong and OOCL China are expected to undergo their dry-docks in 2015, and we anticipate these dry-docks will result in approximately 54 off-hire days, and expenses amounting to approximately $2.2 million.

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

Depreciation

We depreciate our vessels over their estimated useful lives determined to be approximately 30 years from the date of their initial delivery from the shipyard. Depreciation is computed using the straight-line method, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Our depreciation charge is affected by the number of vessels in our fleet, the estimated residual value and can be affected by a change in the useful life. Effective January 1, 2013, we revised the estimated scrap rate from $150 to $300 per lightweight ton, to be aligned with the current historical average scrap rate and to better reflect current market conditions. The change in the scrap rate estimate resulted in decreased depreciation expense and increased net income for each of 2013 and 2014 by approximately $1.4 million (2013: $0.06 and $0.05 per basic and diluted common share, respectively), (2014: $0.05 per basic and diluted common share).

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

Consistent with shipping industry practice, we have treated and expect to continue to treat the acquisition of a vessel from unaffiliated parties (whether acquired with or without charter) as the acquisition of an asset rather than a business for the reasons noted in this section.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2014 and 2013, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2014 and 2013. However, we are not holding our vessels for sale.

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

			Carrying Value (in millions of U.S. Dollars)
Vessel	TEU	Year Built	December 31, 2014	December 31, 2013
Box Trader*	3,426	2010	$41.9	$43.4
Box Voyager*	3,426	2010	$41.9	$43.4
CMA CGM Kingfish*	5,095	2007	$43.5	$45.1
CMA CGM Marlin*	5,095	2007	$42.4	$44.0
Box Queen*	4,546	2006	$49.4	$51.4
Maule*	6,589	2010	$64.6	$66.8
Box Emma*	5,060	2004	$44.6	$46.6
OOCL Hong Kong*	5,344	1995	$21.2	$22.5
OOCL China*	5,344	1996	$21.5	$22.8
Total Fleet Capacity (TEU)	43,925

*
Indicates vessels for which we believe, as of December 31, 2014 and 2013, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels, of approximately $371.0 million and $386.0 million, as of December 31, 2014 and 2013, respectively, exceeds their aggregate basic charter-free market value of approximately $182.9 million and $241.7 million, by approximately $188.1 million and $144.3 million, at December 31, 2014 and 2013, respectively.

As of the date of this annual report, all nine vessels in our fleet were employed under fixed rate time charters with an average remaining term of 6 months (weighted by aggregate contracted charter hire), with expirations ranging from 2 days to 13 months. We believe that if we sell any vessel with a charter attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. Fair value is determined by reference to market data. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate, supported by third party estimates, of charter party agreements with similar characteristics as the time charter assumed for equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue. Such amortization and accretion for the intangible asset and liability for the years ended December 31, 2012, 2013 and 2014 decreased time charter revenues by $3.6 million, $5.3 million and $4.7 million, respectively.

Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures, made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our containerships on a straight-line basis over their estimated useful lives, expected to be approximately 30 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. Based on the current market and the types of vessels we plan to purchase, the residual values of our vessels are based upon a value of $300 per lightweight ton, effective from January 1, 2013. An increase in the useful life of a containership or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge and or requiring an impairment charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use. The change in the scrap rate estimate from $150 to $300 per lightweight ton, effective from January 1, 2013 as discussed previously, decreased depreciation expense and increased net income for 2014 by approximately $1.4 million, or $0.05 per basic and diluted common share, while it decreased depreciation expense and increased net income for 2013 by approximately $1.4 million, or $0.06 and $0.05 per basic and diluted common share, respectively.

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

The undiscounted projected net operating cash flows for each vessel incorporate various factors, such as estimated future charter rates, utilization rates, estimated scrap values, expected outflows for vessels' dry-docking expenses, vessel operating expenses, assuming an average annual inflation rate of 2% and management fees. The Company determines the charter rates to be used in its impairment analysis, based on the contracted charter rate for the period of the contract and for the period a vessel is not under a charter contract, the prevailing market charter rates for the first two years, which we estimate for our 3,500 TEU and 4,400 TEU vessels amount to $8,100 per day and $10,150 per day, respectively based on the prevailing one year time charter market rates, as of December 31, 2014, and historical average rates from year three and for the remainder of the useful life of the vessel. In respect of the estimated future rates of the first two years for the larger vessels in our fleet, the daily time charter equivalent rate was determined on a pro rata basis, based on TEU capacity, using the computations for 4,400 TEU vessels, as these are the largest vessels for which there is market-available information. The historical rates used for year three onwards was determined by reviewing the standard deviation of the ten year historical average of one year time charter rates to exclude the highest and lowest rates during the most recent ten year historical period for similar-sized vessels, and comparing it to the simple ten year historical average to determine which method is more conservative. As of December 31, 2014, we used the 10-year simple average, which was $17,774 per day for 3,500 TEU vessels and $21,340 for 4,400 TEU vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2014, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for reductions on time charter rates from the Company's base scenario ranging from approximately 11% to approximately 45%, depending on the vessel, indicated no impairment on any of our vessels, together with any directly related intangible assets. Based on this variable testing, our break even levels for impairment are approximately; $15,700 per day for 3,500 TEU vessels, $18,150 per day for our 4,400 TEU vessel, $17,200 per day for our 5,100 TEU vessels, $15,500 per day for our 5,300 TEU vessels and $17,250 per day for our 6,500 TEU vessel.

As of February 28, 2015, the market charter rates for the 3,500 TEU and 4,400 TEU vessels amounted to $9,100 per day and $13,500 per day, respectively, increased by 12% and 33%, respectively, compared to the rates applicable as of December 31, 2014.

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

Results of Operations

Fleet Data and Average Daily Results

	BOX SHIPS INC.
FLEET DATA	2012	2013	2014
Average number of vessels (1)	8.01	9.00	9.00
Operating days for the fleet (2)	2,734	3,222	3,217
Number of vessels at end of period	9	9	9
Calendar days for the fleet (3)	2,932	3,285	3,285
Fleet utilization (4)	93%	98%	98%
AVERAGE DAILY RESULTS
Vessel operating expenses (5)	$5,555	$5,478	$5,562
Management fees (6)	$808	$847	$861
General and administrative expenses (7)	$2,019	$2,215	$2,202

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

Results of Operations—Box Ships Inc.

Year ended December 31, 2014 compared to the year ended December 31, 2013

Net Revenues

Net revenues represent charter hire earned, net of commissions. Net revenues decreased by 28.6%, to $49.9 million for the year ended December 31, 2014, from $69.8 million for the year ended December 31, 2013, mainly due to the re-chartering of four of our vessels at lower rates compared to 2013. More specifically, the Box Queen earned an average daily rate of approximately $6,230 during 2014, compared to $28,000 per day that the vessel was earning during 2013 until its redelivery, at the end of November 2013; the CMA CGM Kingfish and CMA CGM Marlin earned a daily rate of approximately $11,035 and $11,255, respectively, during 2014, compared to $23,000 per day that each of these vessels was earning during 2013; and Box Emma earned a daily rate of approximately $19,000 during 2014, compared to $28,500 per day that the vessel was earning during 2013. The decrease in net revenues was partially offset by the higher average re-chartering rates of Box Voyager and Box Trader. More specifically, the Box Voyager earned an average daily rate of approximately $7,366 during 2014, compared to $6,850 per day that the vessel was earning during 2013 and the Box Trader earned an average daily rate of approximately $8,126 during 2014, compared to an average daily rate of approximately $6,993 that the vessel was earning during 2013. In addition, our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for 2014 and 2013 by $4.7 million and $5.3 million, respectively. The decrease in the amortization of above/below market time charters is attributable to the termination of the long-term time charter contracts of CMA CGM Kingfish, CMA CGM Marlin and Box Emma during 2014 and the termination of the time charter contract of Box Queen in November 2013. In 2015, assuming all other variables are held constant, we expect to recognize amortization for the intangible asset of approximately $2.9 million, which will decrease our revenues accordingly. During 2014, we had 14 idle days and 12 off-hire days related to unscheduled repairs and maintenance, along with 42 days due to the dry-dockings of two vessels, for a total of 68 off-hire days. During 2013, we had 43 idle days and one off-hire day related to unscheduled maintenance, along with 19 days due to dry-docking of one vessel, for a total of 63 off-hire days.

Voyage Expenses

Voyage expenses for 2014 and 2013 amounted to $1.6 million and $2.5 million, respectively, mainly due to the decrease in extra war risk insurance costs by $0.3 million and the decrease in other reimbursable costs by $0.8 million due to different ports called.

Vessels Operating Expenses

Vessels operating expenses were relatively unchanged year over year and amounted to $18.3 million during 2014 compared to $18.0 million during 2013, or $5,562 per vessel per day in 2014 compared to $5,478, per vessel, per day, during 2013. Vessels operating expenses are influenced by the age and size of the vessels, the condition of the vessels and other factors, as discussed above.

Dry-docking Expenses

During 2014, two of our vessels, the OOCL China and the Box Emma underwent their scheduled dry-dockings, which resulted in 42 off-hire days and expenses amounting to $2.3 million, in aggregate. During 2013, one of our vessels, the OOCL Hong Kong underwent its scheduled dry-docking, which resulted in 19 off-hire days and expenses amounting to $1.0 million.

Management Fees charged by a related party

Management fees charged by Allseas for each of the years ended December 31, 2014 and 2013 were $2.8 million, or $861 per vessel per day and $847 per vessel per day, for 2014 and 2013, respectively, and represent fees in accordance with our management agreements entered into with Allseas for the provision of management and technical services as described above. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the year, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet and other fixed assets amounted to $15.1 million for each of the years ended December 31, 2014 and 2013.

General and Administrative Expenses

General and administrative expenses for 2014 and 2013 amounted to $7.2 million and $7.3 million, respectively, or $2,202 per day and $2,215 per day, respectively.

Other operating (income) / expenses

Other operating (income) / expenses in 2014 include: (a) in October 2014, the OOCL Hong Kong while carrying out cargo operations at Sydney Container Terminal ("Terminal") collided with another vessel. The collision caused several damages to the OOCL Hong Kong and the Terminal, for which a provision of $0.3 million has been made. We intend to submit a claim to the owner of the other vessel and such amounts claimed will be recognized when recovery is assured, (b) special solidarity contribution to the Greek economy of $0.2 million. Other operating income in 2013 of $0.5 million relates to the settlement of a hull and machinery claim for the Box Voyager, incurred in 2012.

Interest and Finance Costs

Interest and finance costs for 2014 and 2013 amounted to $7.0 million and $8.3 million, respectively, out of which $6.0 million and $7.0 million, respectively, related to the interest incurred on the loans for the vessels and related swap agreements, $0 and $0.4 million, respectively, related to interest incurred on the loan from a related party, and $1.0 million and $0.9 million, respectively, related to the amortization of financing costs and other financial expenses. The decrease in interest and finance costs is due to the full repayment of our unsecured loan with Paragon Shipping in October 2013, the full repayment of our secured loan with Commerzbank in July 2014 and the decrease in our average borrowings outstanding period over period. The average indebtedness during 2014 and 2013 was $158.4 million and $198.9 million, respectively, and the outstanding balance as of December 31, 2014 and 2013, was $135.0 million and $179.6 million, respectively.

Gain From Debt Extinguishment

On July 22, 2014, the outstanding balance of our loan agreement with Commerzbank was $21.4 million, out of which an amount of $15.0 million was paid as a full and final settlement, resulting in a gain of $6.4 million.

Fair Value Change of Warrants

During 2014, we recognized a gain of $1.3 million, resulting from the valuation of the warrants issued in April 2014 and classified as a liability.

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

General and Administrative Expenses

General and administrative expenses for 2013 and 2012 were $7.3 million and $5.9 million, or $2,215 and $2,019 per day, respectively. The increase in general and administrative expenses is due primarily to increased financial, accounting and financial reporting fees, increased executive services fees and increased share-based compensation expenses year over year. During 2013 and 2012, expenses related to the provision of our executive services by Allseas and incentive compensation amounted to $3.0 million and $2.6 million, respectively, share-based compensation amounted to $2.1 million and $1.2 million, respectively, and financial, accounting and financial reporting fees amounted to $0.6 million and $0.2 million, respectively.

Other operating (income) / expense

Other operating income for 2013 amounted to $0.5 million, relating to a settlement of a hull and machinery claim for Box Voyager incurred in 2012. There was no such income in 2012.

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

B.       Liquidity and Capital Resources

Our business is capital intensive, and our future success depends on our ability to maintain a high-quality fleet through the acquisition of newer containerships. These acquisitions will be principally subject to our expectation of future market conditions as well as our ability to acquire containerships on favorable terms. As of December 31, 2014 and 2013, we had cash and cash equivalents of $6.6 million and $14.5 million, respectively, and current and non-current restricted cash of $8.0 million and $10.0 million, respectively.

Our primary sources of funds are our operating cash flow, borrowings under our credit facilities and equity provided by our shareholders, while our primary uses of funds are vessels operating expenses and dry-dockings costs, loan principal and interest payments and payments of dividends, subject to approval and declaration by our board of directors. During the year ended December 31, 2014, our largest source of capital were the net proceeds from the public offering and concurrent private placement of 5,500,000 units, each consisting of one common share and one warrant to purchase 0.40 common shares (the "Units") at a public offering price of $2.05 per Unit, resulting in net proceeds of $10.6 million in the aggregate, net of underwriting discounts, commissions and other offering costs. In the event we acquire any additional vessels, we will rely on additional equity and debt financing alternatives.

As of December 31, 2014, we had total outstanding indebtedness of $135.0 million, of which $21.5 million is scheduled to be repaid within 2015. Currently, we have no borrowing capacity. As of December 31, 2014, we were in compliance with all of our debt covenants, as amended to give effect to waivers that were granted. Notwithstanding our compliance as of December 31, 2014, for purposes of preparing financial statements in accordance with U.S. GAAP, for waivers that expire in 2015, we are required to assess future compliance with the then applicable loan covenants at measurement dates within twelve months from the date of such financial statements. Current vessel values indicate that we may not be able to maintain compliance with the relevant financial covenants upon expiration of the existing waivers, which expire during 2015, and if we fail to cure such non-compliance following applicable notice and expiration of applicable cure periods, we would be in default. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of our debt and the acceleration of such debt by the lenders. We believe that negotiations with the lenders for the extension of waivers will be successful. We expect to settle our obligations of paying principal and interest when they become due through cash from operating activities, with the exception of the balloon amount of $10,000,000 payable together with the last instalment under the loan for the OOCL vessels in July 2015. We are currently exploring every possible scenario and depending on the prevailing market conditions, we may extend the charters and re-finance the loan for the OOCL vessels accordingly. We believe that our forecasted operating cash flows, together with our existing cash and cash equivalents, will be sufficient to meet our liquidity needs for the next 12 months, assuming that we will successfully extend our waivers and re-finance or extend or otherwise repay the loan for the OOCL vessels, as discussed above.

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

On February 18, 2014, our board of directors, considering the continuing weakness in the containership market and decline in charter rates, decided to refrain from paying a common stock dividend with respect to the fourth quarter of 2013 in an effort to maintain our liquidity and ensure the sustainability of the Company going forward. During 2014, no common stock dividends have been declared or paid. The declaration and payment of any dividend on our common shares will be determined at the sole discretion of our board of directors. We cannot assure you that we will pay dividends in the amounts stated above or at all, and our ability to pay dividends will be subject to the rights of holders of our Series C Preferred Shares, which accrue dividends cumulatively at a rate of 9.00% per annum per $25.0 stated liquidation preference per Series C Preferred Share and are payable on January 1, April 1, July 1 and October 1 of each year, the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our board of directors. See "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy."

Cash Flows

Operating Activities

Net cash from operating activities during the year ended December 31, 2014 decreased by $18.4 million to $19.8 million, compared to $38.2 million for the year ended December 31, 2013. This decrease was primarily attributable to the decreased revenues due to the lower re-chartering rates for four of our vessels and the increased outflows for dry-dockings. In 2014, our vessels generated positive cash flows from revenues, net of commissions, of $54.4 million, while we paid $34.6 million for expenses, of which $5.8 million relates to the payment of interest on our bank loans. In 2013, our vessels generated positive cash flows from revenues, net of commissions, of $75.2 million, while we paid $37.0 million for expenses, of which $7.0 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping.

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

Investing Activities

Net cash from investing activities for the year ended December 31, 2014 was $2.0 million, resulting from the amendment in minimum liquidity required to be maintained under our loan agreements. For the year ended December 31, 2013, there was no cash used in investing activities.

Net cash used in investing activities during the year ended December 31, 2012 was $62.4 million, relating to the acquisition of OOCL Hong Kong and OOCL China, including attached time charters and manning agreements.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2014, was $29.8 million. On April 15, 2014, we completed the Units offering and concurrent private placement, discussed above, resulting in net proceeds of $10.6 million in the aggregate, net of underwriting discounts, commissions and other offering costs of $0.7 million in the aggregate. During the year ended December 31, 2014, we repaid $38.2 million of our debt, paid financing costs of $0.1 million and made cash payments to our preferred shareholders of $2.1 million.

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

Capital Expenditures

Our capital expenditures relate to the costs associated with the dry-dock of the Box Queen, OOCL Hong Kong and OOCL China, which are scheduled to be performed in 2015. These dry-docks will result in approximately 54 off-hire days and expenses amounting to approximately $2.2 million. We will finance these dry-docks using available cash balances.

Loan Agreements

$100.0 million senior secured loan agreement with ABN AMRO

On May 6, 2011, we entered into a senior secured loan agreement for a loan of up to $100.0 million, with ABN AMRO, to partially refinance the acquisition of the Box Voyager and Box Trader and to partially finance the acquisition of Maule, referred to herein collectively as the Security Vessels, which we drew in full in May 2011. Under the terms of the loan agreement, the joint and several borrowers are Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., the vessel-owning subsidiaries that own the Security Vessels, and we are the corporate guarantor. On August 9, 2012, we entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% and 32% of the total amount of the loan of $100.0 million to HSH Nordbank AG and ITF International Transport Finance Suisse AG, respectively. On August 9, 2013, we entered into the second amending and restating agreement, pursuant to which, certain financial covenants and securities were permanently or temporarily amended and ABN AMRO waived the application of the asset cover for the period commencing on June 28, 2013 and ending on April 1, 2014 ("ABN AMRO Waiver Period"). On November 25, 2014, we entered into a supplemental agreement, pursuant to which, certain financial covenants, undertakings and securities were temporarily amended or waived for the period commencing on April 1, 2014 and ending on June 29, 2015 ("ABN AMRO Second Waiver Period").

The loan is repayable in 24 quarterly installments of $1.925 million, which commenced in August 2011, plus a balloon payment of $53.80 million, payable together with the final installment, in May 2017. Borrowings under the loan agreement bear interest at London Inter-Bank Offered Rate, or LIBOR, plus 3.00% per annum, or 3.35% per annum, during the waiver periods.

The loan, as amended, is secured by, among other things (i) first priority cross-collateralized mortgages over the Security Vessels and second priority mortgages over the OOCL Hong Kong and OOCL China ("Collateral Vessels"); (ii) first priority assignments of the earnings of the Security Vessels, as well as operating and retention accounts held with the lenders, where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due and second priority assignments of the earnings of the Collateral Vessels; (iii) first priority assignments of the insurances of the Security Vessels and second priority assignments of the insurances of the Collateral Vessels; (iv) specific assignments of all present and future charter parties, consecutive voyage charters, or contracts of affreightment of the Security Vessels in excess of 12 months duration, including the current time charter with CSAV Valparaiso, for each of the Security Vessels and second priority assignments of present charter parties of the Collateral Vessels; (v) first priority pledges over the shares of the borrowers and second priority pledges over the shares of the ship owning companies of the Collateral Vessels; (vi) an unconditional and irrevocable corporate guarantee from us; and (vii) an undertaking from Allseas.

The loan agreement contains financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we are also required to comply with financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market value adjusted net worth of $100.0 million, effective from June 28, 2013; (iii) minimum free liquidity of $750,000 per vessel but no less than $8.0 million in the aggregate; and (iv) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1. During the ABN AMRO Waiver Period and ABN AMRO Second Waiver Period, the asset cover ratio, which shall permanently include the net realizable value of the Collateral Vessels, is reduced to 120% and 110%, respectively, on a charter-free basis and the maximum market adjusted corporate leverage is increased to 85.0% in both waiver periods. In addition, during the ABN AMRO Second Waiver Period, the minimum market value adjusted net worth is reduced to $50.0 million.

As of December 31, 2014, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	asset cover ratio of 137%;
•	market adjusted corporate leverage of 62.0%;
•	market value adjusted net worth of $84.4 million;
•	free liquidity of $14.6 million; and
•	ratio of EBITDA to net interest expenses of 3.2:1

In addition, the loan agreement also requires us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control; prohibitions on changes in the manager of the Security Vessels; restrictions on asset acquisitions and disposals by the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a six-month cure period; and other customary covenants. In addition, we must maintain average outstanding time charter duration on our fleet of no less than one year, which is waived during the ABN AMRO Second Waiver Period. The loan agreement also contains customary events of default, including cross-defaults, material change of the borrower or us and termination of the charters unless replaced with charters acceptable to the lender. In addition, if any of our charters with CSAV Valparaiso for the Security Vessels is terminated or ceases to remain in full force and effect for any reason prior to its stated termination date, it would constitute an event of default under the loan agreement if the charter were not replaced within 60 days by another charter and with a charterer approved by the lender. During the ABN AMRO Waiver Period and ABN AMRO Second Waiver Period, we may pay dividends or make any other form of distribution in each financial quarter in an amount of up to $0.15 and $0.05 per common share outstanding, respectively.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 15 days' prior written notice to the lender, in minimum amounts of $1.925 million or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

Since August 2012, we are obligated to pay an agency fee of $25,000 per annum. We had outstanding borrowings under this loan agreement of $73.05 million and $80.75 million as of December 31, 2014 and 2013, respectively.

$30.0 million secured loan agreement with Unicredit

On May 17, 2011, we entered into a senior secured loan agreement for a loan of up to $30.0 million with Unicredit to partially finance the acquisition of the Box Queen (formerly the Maersk Diadema), which we drew in full in May 2011. Under the terms of the loan agreement, the borrower is Aral Sea Shipping S.A., the vessel-owning subsidiary of the Box Queen, and we are the corporate guarantor. On June 27, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on June 27, 2013 and ending on January 1, 2014 ("Unicredit Waiver Period"), certain financial covenants and the minimum security requirements were amended. On December 17, 2014, we entered into a supplemental agreement to amend the terms of repayment of the loan, the financial covenants and undertakings and the margin. Pursuant to the agreement, during the period commencing on January 1, 2014 and ending on June 30, 2015 ("Unicredit Second Waiver Period"), certain financial covenants were amended.

The loan was originally repayable in 24 quarterly installments of $750,000, which commenced in August 2011, plus a balloon payment of $12.0 million, payable together with the final installment in May 2017. In December 2014, pursuant to the supplemental agreement dated December 17, 2014, we prepaid an amount of $3.0 million, which was applied against the installments falling due in 2015 and the outstanding balance as of December 31, 2014, of $16.5 million is payable in six quarterly installments of $750,000, commencing in February 2016, plus a balloon payment of $12.0 million, payable together with the final installment in May 2017. We may defer the payment of no more than four of the installments falling due in 2016, subject to a 10 days' written notice and no event of default. The deferred installments, if any, will be repaid together with the balloon payment. The loan bore interest at LIBOR plus 2.80% per annum, subject to the asset cover ratio being equal to at least 130% of the outstanding loan principal and so long as the Box Queen was under a time charter approved by the lenders; otherwise it would bear interest at LIBOR plus 3.00% per annum. At any time the asset cover ratio was lower than 130%, the loan would bear interest at LIBOR plus 4.5% per annum and if the security cover was less than 120% or 110% during the Unicredit Waiver Period, it would constitute an event of default if not cured as set forth under the loan agreement. Pursuant to the supplemental agreement dated December 17, 2014, the loan will bear interest at LIBOR plus 3%.

The loan is secured by, among other things (i) a first priority mortgage on the Box Queen; (ii) an assignment of income and insurances; (iii) a corporate guarantee from us; (iv) a pledge over the earnings account of the Box Queen; (v) a retention account, where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due; (vi) the specific assignment of any time charter employment of the Box Queen exceeding 12 months; and (vii) the undertaking of Allseas.

Under the corporate guarantee of the loan agreement, we were required to maintain (i) a ratio of total debt to EBITDA, as defined in the loan agreement, of no more than 5:1; (ii) a ratio of total liabilities to market value adjusted total assets of less than 0.65:1 or 0.85:1 during the Unicredit Waiver Period; and (iii) minimum cash of the higher of $750,000 per vessel owned or $10.0 million. Pursuant to the supplemental agreement dated December 17, 2014, the ratio of total debt to EBITDA shall not apply and we are required to maintain (i) a ratio of total liabilities to market value adjusted total assets of less than 0.65:1 or 0.80:1 during the Unicredit Second Waiver Period, provided that at all times thereafter when equivalent provisions in other loan agreements provide for higher ratios, the lower of such higher ratios shall apply; and (ii) minimum cash. During the Unicredit Second Waiver Period we are required to maintain the higher of $500,000 per vessel owned or $5.0 million, provided that if equivalent provisions in other loan agreements provide for higher amounts, such higher amounts shall apply. For the period commencing thereafter, we are required to maintain the higher of $750,000 per vessel owned or $8.0 million, provided that if equivalent provisions in the other loan agreements are lower, then we are required to maintain the higher of (a) the higher of $500,000 per vessel and the amount agreed with the other lenders on a per vessel basis and (b) the higher of $5.0 million and the amount agreed with the other lenders on an aggregate basis.

In addition, the loan agreement and corporate guarantee also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the manager of the Box Queen; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership, directly or indirectly, of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a one-month cure period; the requirement to maintain a minimum security cover of 120%, or 110% during the Unicredit Waiver Period, on a charter-exclusive basis; prohibitions on subsequent period charters for the Box Queen of longer than 12 months or bareboat charters without the prior written consent of the lender; the requirement to maintain in the retention account at least $1,500,000; and other customary covenants. Pursuant to the supplemental agreement dated December 17, 2014, during the Unicredit Second Waiver Period, the minimum security cover is waived, and as long as waivers or favorable amendments in respect of the security cover have been granted by the other lenders, the security cover shall be considered waived until the earliest date of such waiver or favorable amendment expires, otherwise it should not be below 120%. In addition, during the period from December 2, 2014 to June 30, 2015, we are required to maintain an amount of $500,000 in the retention account, provided that if minimum liquidity provisions in the other loan agreements are higher, such higher amount shall apply. In relation to the period thereafter, we are required to maintain an amount of $750,000 in the retention account, provided that if equivalent provisions in the other loan agreements provide for lower amounts, the higher of (a) $500,000 and (b) the amount agreed with the other lenders on per vessel basis will apply.

The loan agreement also contains customary events of default, including cross-defaults, material change to the borrower and to us and termination or early termination of the charter approved by the lenders.

As of December 31, 2014, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	ratio of total liabilities to market value adjusted total assets of 0.67:1; and
•	cash of $14.6 million

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 10 days' prior written notice to the lender, in minimum amounts of $750,000 or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

In relation to the supplemental agreement dated December 17, 2014, discussed above, we are obligated to pay a non-refundable waiver fee of $0.1 million on the final repayment date. We had outstanding borrowings under this loan agreement of $16.5 million and $22.5 million as of December 31, 2014 and 2013, respectively.

Two $22.0 million secured loan agreements with Credit Suisse / $31.65 million secured loan agreement with Credit Suisse

On July 12, 2011 and July 18, 2011, we entered into two secured loan agreements with Credit Suisse relating to loans of up to $22.0 million each to partially refinance the cash consideration paid for the CMA CGM Marlin and the CMA CGM Kingfish, which we drew in full in August 2011. On May 28, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on March 31, 2013 and ending on April 1, 2014 ("Credit Suisse Waiver Period"), certain financial covenants were amended. On November 11, 2014, we entered into a loan agreement for $31.65 million, to refinance in full the then outstanding indebtedness.

The loans were each originally repayable in 24 quarterly installments of $475,000, which commenced in August 2011, plus a balloon payment of $10.6 million, payable together with the final installment in May 2017. Pursuant to the loan agreement dated November 11, 2014, the loan is repayable in one installment of $850,000, commencing in May 2016, followed by four consecutive quarterly installments of $1.35 million, plus a balloon payment of $25.4 million, payable together with the last installment. The loan bears interest at LIBOR plus 3.00% per annum.

The new loan is secured by, among other things, (i) a first priority mortgage on the CMA CGM Kingfish, CMA CGM Marlin and Box Emma; (ii) an assignment of income and insurances; (iii) a pledge over the earnings accounts of the CMA CGM Kingfish, CMA CGM Marlin and Box Emma; (iv) a retention account where we deposit one-third of the upcoming quarterly installment on a monthly basis, which is released to pay the installment when it falls due; (v) the specific assignment of any time charter employment; (vi) a guarantee of the respective vessel-owning subsidiary; and (vii) the undertaking of Allseas.

The loan agreements contained financial covenants requiring us to maintain (i) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1; (ii) a market value adjusted net worth of no less than $150.0 million, or $100.0 million during the Credit Suisse Waiver Period; (iii) minimum cash of the higher of $750,000 per vessel owned and $10.0 million; (iv) a leverage ratio of no more than 0.65.1 or 0.85:1 during the Credit Suisse Waiver Period; and (v) a ratio of total debt to EBITDA of no more than 5:1. The new loan agreement contains financial covenants requiring us to maintain (i) minimum cash of the higher of $500,000 per vessel owned and $6.0 million, during the first year from the date of the loan agreement, the higher of $500,000 per vessel owned and $7.0 million, during the second year from the date of the loan agreement and the higher of $500,000 per vessel owned and $8.0 million at all times thereafter; and (ii) a leverage ratio of no more than 0.80:1.

In addition, the new loan agreement also requires us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the manager of the CMA CGM Kingfish, CMA CGM Marlin and Box Emma; limitations on changes in our management; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership of 10% of the total outstanding shares of common stock of Box Ships Inc., including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a three-month cure period; the requirement to maintain a minimum security cover of 130% on a charter-exclusive basis; the requirement that each earnings account maintain at least $500,000; and other customary covenants. The new loan agreement also contains customary events of default, including cross-defaults and material change to the borrower and to us.

As of December 31, 2014, the financial covenants were calculated (based on the definitions contained in the new loan agreement) as follows:

•	security cover of 164%;
•	cash of $12.7 million; and
•	leverage ratio of 0.64:1

The new loan agreement contains voluntary prepayment clauses, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 15 days' prior written notice to the lender, in amounts equal to the repayment instalment which is being prepaid or a higher integral multiple thereof. Prepayments will be applied pro rata to reduce the then outstanding repayment installments and the balloon installment.

We were obligated to pay a non-refundable waiver fee of $0.1 million, in relation to the supplemental agreement dated May 28, 2013. We had outstanding borrowings under the loan agreements of $31.65 million and $17.25 million per loan as of December 31, 2014 and 2013, respectively.

$30.3 million secured loan agreement with Commerzbank

On July 29, 2011, we entered into a secured loan agreement with Commerzbank relating to a loan of up to $30.3 million to partially fund the acquisition of the Box Emma, which we drew in full in August 2011. On July 8, 2013, we entered into a supplemental agreement, pursuant to which, certain financial covenants and securities were amended.

The loan was originally repayable in 28 quarterly installments of $800,000, which commenced in November 2011, plus a balloon payment of $7.85 million, payable together with the final installment in August 2018. The loan bore interest at LIBOR plus 2.35% per annum while the balance of the loan was less than 60% of value of the collateral securing the loan and LIBOR plus 2.65%, while the balance of the loan was greater than 60% of the value of the collateral securing the loan.

We were obligated to pay a waiver fee of $0.2 million, in relation to the supplemental agreement, discussed above.

On July 22, 2014, the outstanding amount of the loan was $21.45 million and we agreed with the bank to the payment of $15.0 million, plus accrued interest, in full and final settlement of the loan.

$25.0 million secured loan agreement with ABN AMRO

On June 27, 2012, we entered into a loan agreement with ABN AMRO relating to a loan of up to $25.0 million to partially finance the acquisition of the OOCL Hong Kong and the OOCL China, delivered to us on June 25, 2012 and July 5, 2012, respectively. The borrowers under the loan agreement are Triton Shipping Limited and Rosetta Navigation Corp. Limited, the vessel-owning subsidiaries that own the OOCL Hong Kong and the OOCL China, respectively, and Box Ships Inc. is the corporate guarantor. On August 9, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on June 28, 2013 and ending on April 1, 2014 ("ABN AMRO $25 Million Loan Waiver Period") and for the period thereafter, certain financial, minimum security and other covenants and securities were temporarily or permanently amended, respectively,  as specified below. On November 25, 2014, we entered into the second supplemental agreement, pursuant to which, during the period commencing on April 1, 2014 and ending on June 29, 2015 ("ABN AMRO $25 Million Loan Second Waiver Period") certain financial covenants, undertakings and securities were temporarily amended or waived, as specified below.

The loan agreement has been drawn in full in two tranches and each tranche is repayable in 12 equal, quarterly installments of $625,000, which commenced in October 2012, plus a balloon payment of $5.0 million payable together with the final installment in July 2015. Borrowings under the loan agreement bear interest at LIBOR plus 3.75% per annum, or 4.10% per annum, during the waiver periods.

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

The loan agreement contains certain financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we are also required to comply with certain financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market value adjusted net worth of $100.0 million, effective from June 28, 2013; (iii) minimum free liquidity of $750,000 per vessel but no less than $8.0 million in the aggregate; and (iv) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1. During the ABN AMRO $25 million Loan Waiver Period and ABN AMRO $25 million Loan Second Waiver Period, the asset cover ratio is reduced to 110% and 120%, respectively, on a charter-free basis and the maximum market adjusted corporate leverage is increased to 85.0% in both waiver periods. In addition, during the ABN AMRO $25 million Loan Second Waiver Period, the minimum market value adjusted net worth is reduced to $50.0 million.

As of December 31, 2014, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	asset cover ratio of 190%;
•	market adjusted corporate leverage of 62.0%;
•	market value adjusted net worth of $84.4 million;
•	free liquidity of $14.6 million; and
•	ratio of EBITDA to net interest expenses of 3.2:1

In addition, the loan agreement and related corporate guarantee also require the borrowers and us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control of the borrowers and us; prohibitions on changes in the manager of the OOCL Hong Kong and the OOCL China; restrictions on asset acquisitions and disposals of the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness with respect to the borrowers; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the Company's outstanding share capital, including indirect interests in Box Ships Inc. through Mr. Bodouroglou's ownership interest in Paragon Shipping, subject to a six-month cure period; and other customary covenants. In addition, we must maintain an average outstanding time charter duration on our fleet of no less than one year, which is waived during the ABN AMRO $25 million Loan Second Waiver Period. The loan agreement also contains customary events of default, including cross-defaults, material adverse change of the borrowers or us and termination of the charters unless replaced with charters acceptable to the lender. During the ABN AMRO $25 million Loan Waiver Period and ABN AMRO $25 million Loan Second Waiver Period, we may pay dividends or make any other form of distribution in each financial quarter in an amount of up to $0.15 and $0.05 per common share outstanding, respectively.

We had outstanding borrowings under this loan agreement of $13.75 million and $18.75 million, as of December 31, 2014 and 2013, respectively.

As of December 31, 2014, we were in compliance with all of the covenants contained in the loan agreements, described above and as amended, or had obtained waivers.

Interest Rate Swaps

We have entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements, discussed above. For more information on our interest rate swap agreements, refer to Note 9 to our financial statements included at the end of this annual report.

C.Research and Development, Patents and Licenses

None.

D.Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand.

Containership charter rates peaked in 2005 and generally remained strong until the middle of 2008, when the effects of the recent economic crisis began to affect global trade, and then rates reversed dramatically and reached historically low levels during 2009. The recovery in China and India positively influenced charter rates in 2010 and the first half of 2011, when the market experienced a moderate recovery during those periods; however, charter rates then declined from the second half of 2011 through early 2014 and remain well below their long term historical averages due to the combination of increasing containership capacity (both current and expected) and decreasing demand. Towards the end of 2014, the market fundamentals began to shift slightly and the market regained some footing, as the global economy, especially in the United States rebounded, causing rates to increase from their lows, and rates have continued to firm through the first quarter of 2015. Global financial conditions remain volatile and demand for containership services may continue to decrease in the future. As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

Please see "Item 3. Key Information—D. Risk Factors" for a discussion of the material risks inherent in our business. See also "Item 4. Information on the Company—B. Business overview—The Container Shipping Industry" for a discussion of the container shipping industry.

E.Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014, without taking into consideration the re-classification of total outstanding debt within current liabilities, discussed under Notes 3 and 8 to our financial statements included at the end of this annual report:

Contractual Obligations (amounts in thousands of U.S. Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$134,950	$21,450	$113,500	$-	$-
Interest payments(1)	$9,577	$4,586	$4,991	$-	$-
Fees and Commissions(2)	$13,325	$2,935	$5,219	$5,164	$7
Executive services(3)	$2,829	$2,200	$629	$-	$-
Accounting services(4)	$383	$383	$-	$-	$-
Total	$161,064	$31,554	$124,339	$5,164	$7

(1)	Interest Payments refer to our expected interest payments of our loan agreements based on an assumed LIBOR rate of 0.2552%, being the 3 month LIBOR rate as of December 31, 2014.

(2)
Management fees are based on €646.99 per vessel, per day (or $786 per vessel, per day using an exchange rate of $1.2148:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2014, according to Bloomberg) and commissions relate to the 1.25% charter hire commission for the vessels in our fleet under their time charters, as of December 31, 2014, based on the estimated redelivery dates assuming no off-hire days. Third party commissions on revenues are not included in the table above. Management fees and commissions relate to the agreements that were effective as of December 31, 2014 and as amended on January 2, 2015.

(3)
Executive services relate to the executive services fee of $2.2 million per annum in connection with the provision of services under the executive services agreement with Allseas and do not include any incentive compensation.

(4)
Accounting services relate to the financial and accounting services fee of €250,000 per annum (or $303,700 using an exchange rate of $1.2148:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2014, according to Bloomberg) and the financial reporting fee of $30,000 per vessel per annum, in connection with the provision of services under the accounting services agreement.

G.Safe Harbor

See the section entitled "Forward-looking Statements" at the beginning of this annual report.

Item 6.           Directors, Senior Management and Employees

A.       Directors and Senior Management

Our board of directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, the vessels in our fleet are managed generally by our Managers, pursuant to separate management agreements, under which our Managers and their affiliates provide to us commercial and technical management services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas and Seacommercial" for additional information about these agreements.

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

Name	Age	Position
Michael Bodouroglou	60	Chairman, President, Chief Executive Officer and Class C Director
Robert Perri	42	Chief Financial Officer
George Skrimizeas	49	Chief Operating Officer
Achilleas Stergiou	65	Class A Director
Dimitar Todorov	59	Class B Director
A. Joel Walton	53	Class A Director
Athanasios Reisopoulos	66	Class B Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, age 60, has served as a director of the Company and our President and Chief Executive Officer since our inception in May 2010 and has served as our Chairman and Class C director since April 2011. Mr. Bodouroglou also serves as Chairman, President and Chief Executive Officer of Paragon Shipping. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also a member of the Board of the Swedish P&I Club and the Union of Greek Shipowners. Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, the President of the Hellenic Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.

Robert Perri, age 42, has served as our Chief Financial Officer since April 2011 and also serves as the Chief Financial Officer of Paragon Shipping. From 2007 to 2010, Mr. Perri served as the vice president of finance at Atlas Maritime Ltd. Prior to that, Mr. Perri was a senior global equities analyst at Zacks Investment Research from 2004 to 2007. From 2001 to 2003, Mr. Perri was an independent consultant helping entrepreneurs structure their businesses, and from 2000 to 2001, an equity research associate at First Albany Corp. From 1996 to 1998, Mr. Perri held various equity research positions at Prudential Securities and from 1995 to 1996, he was an accountant for Merrill Lynch Asset Management. Mr. Perri received his bachelor of science degree in Accounting and Finance from Drexel University, Philadelphia in 1995 and received his Master's of International Economics and Management with a focus on finance and banking from Bocconi University, Milan in 1999. Mr. Perri is a Chartered Financial Analyst and was the membership chair of the Hellenic CFA Society from 2005 until 2010.

George Skrimizeas, age 49, has been our Chief Operating Officer since July 2013. Mr. Skrimizeas has been general manager of Allseas since May 2006. Mr. Skrimizeas has also been the Chief Operating Officer of Paragon Shipping Inc. since June 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers, Governor of the International Propeller Club - Port of Piraeus, Greece and member of the Business Advisory Committee of the ICMA center Henley Business school in the U.K. (Msc in International Shipping and Finance).

Achilleas Stergiou, age 65, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank's shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the board of directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

Dimitar Todorov, age 59, has served as a Class B non-executive director of the Company since April 2011. Since 2003, Mr. Todorov has been the Executive Director and a member of the board of directors of Odessos Shiprepair Yard S.A., a shiprepair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship's Machines and Equipment. Mr. Todorov has extensive technical experience and competence in the shiprepair business.

A. Joel Walton, age 53, has served as a Class A non-executive director of the Company since April 2011. Since May 2004, Mr. Walton has been the chief executive officer of the Maritime Authority of the Cayman Islands which also owns and operates the Cayman Registry. Prior to May 2004, Mr. Walton served in various posts within the Cayman Islands public sector, including that of Deputy Financial Secretary of the Cayman Islands for 11 years. Mr. Walton has also held appointments on a number of boards and committees in the Cayman public and private sectors, including: chairman of the Maritime Sector Consultative Committee; deputy chairman of the Cayman Islands Monetary Authority; chairman of the Cayman Islands Health Services Authority; chairman of the Company Sector Consultative Committee; deputy chairman of the Cayman Islands Public Service Pensions Board; and deputy chairman of the Cayman Islands Stock Exchange Authority. Mr. Walton has also held other board appointments, including with the Caribbean Utilities Company, Ltd., a Toronto Stock Exchange listed company and with the Caribbean Development Bank. Mr. Walton obtained a Bachelor of Administration (Hons) degree with a specialization in finance from Brock University, Canada in 1983 and an MBA with a concentration in finance and strategic planning from the University of Windsor, Ontario in 1988.

Athanasios Reisopoulos, age 66, has served as a Class B non-executive director of the Company since June 2014. Mr. Reisopoulos has been the Vice President, head of Business and Market Development for the Region East Mediterranean, Black & Caspian Seas of DNV GL, Piraeus, since November 2013. Mr. Reisopoulos has served as the Vice President, Area Manager for South Europe of Germanischer Lloyd Hellas MEPE from 2002 to 2013 and as the Principal Surveyor and Area Manager for Africa of Germanischer Lloyd South Africa, Pty Ltd. Durban, South Africa from 1996 to 2002. From 1980 to 1996 Mr. Reisopoulos has served as H & M Surveyor, ISO 9000 Lead Auditor, Tutor for ISM, GL's Internal Auditor and ISMA Lead Auditor in Germanischer Lloyd, Hellas E.P.E. From 1977 to 1980 Mr. Reisopoulos was a Surveyor/Assessor for Euromarine Ltd., Piraeus, Greece. From 1975 to 1977 Mr. Reisopoulos served as Naval Architect/Quality Control Expert for Naval Shipyard, Simonstown, South Africa and from 1971 to 1972 as a Naval Architect in Howaldswerke Deutsche Werft in Kiel Germany. Mr. Reisopoulos received his Diploma in Naval Architecture from the Technical University of Kiel, Germany in 1973 and his Diploma in Mechanical Engineering from the Technical University of Hamburg, Germany in 1975.

B.            Compensation

Our executive officers and directors received compensation during 2014 as set forth below. Our executive officers and directors and employees of our Managers are eligible to receive awards under the Box Ships Inc. 2011 equity incentive plan, or our 2011 Equity Incentive Plan, described below under "—2011 Equity Incentive Plan." During 2014, we granted non-vested shares of common stock to our executive officers and directors, as set forth below. We do not have a retirement plan for our officers or directors.

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

The aggregate compensation that was charged by Allseas under the executive services agreement in 2014 was $2.2 million, which does not include incentive compensation of approximately $0.7 million awarded to Allseas, at the discretion of our board of directors, in relation to the executive services provided in 2014.

On November 10, 2014, we granted 300,000 shares of our restricted common stock to Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $0.91 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2015.

On March 17, 2015, we granted 30,000 shares of our restricted common stock to our executive officers, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $0.835 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2015.

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

Compensation of Our Non-employee Directors

For the year ended December 31, 2014, each non-employee director was entitled to directors' fees of $45,000 per annum. In addition, each director is entitled also to incentive compensation, at the discretion of our board of directors and is also reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In addition, on November 10, 2014, we granted 10,000 shares of our restricted common stock to each of our non-executive directors, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $0.91 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2015.

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

Compensation of Certain Employees of Our Managers

On February 26, 2015, we granted 70,000 shares of our restricted common stock to certain employees of our Managers, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $0.845 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2015.

All such restricted shares will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of the employee's service as an employee of our Managers without cause (as defined under the 2011 Equity Incentive Plan) or if the employee's service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If the employee voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited.

C.           Board Practices

Our board of directors consists of the five directors named above. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Achilleas Stergiou and A. Joel Walton, expires at our 2015 annual general meeting of shareholders, the term of our Class B directors, Mr. Dimitar Todorov and Mr. Athanasios Reisopoulos, expires at our 2016 annual general meeting of shareholders, and the term of our Class C director, Mr. Michael Bodouroglou, expires at our 2017 annual general meeting of shareholders.

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

Our audit committee consists of Messrs. Reisopoulos, Todorov, Walton and Stergiou, each of whom has been determined by our board of directors to be independent under Rule 10A-3 of the Exchange Act in addition to the NYSE independence rules. Our board of directors has also designated Mr. Stergiou as an "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Our compensation committee consists of Messrs. Reisopoulos, Todorov, Walton and Stergiou. The compensation committee is responsible for establishing the compensation and benefits of our executive officers and making recommendations to the board of directors regarding the compensation of our non-employee directors, reviewing and making recommendations to the board of directors regarding our compensation policies, and overseeing our 2011 Equity Incentive Plan described below.

Our nominating and corporate governance committee consists of Messrs. Reisopoulos, Todorov, Walton and Stergiou. The nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors, advising the board of directors with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws.

Our conflicts committee is comprised of directors who are neither officers nor directors of Paragon Shipping and who do not have a financial interest, including through a family or employment relationship, in any proposed transactions. The conflicts committee is comprised of Messrs. Reisopoulos, Todorov, Walton and Stergiou. The conflicts committee, which we are required to maintain pursuant to the terms of our code of ethics, is intended to provide a mechanism for independent assessment of whether proposed arrangements with Paragon Shipping, Mr. Michael Bodouroglou, and any entity controlled by Mr. Bodouroglou, and their respective affiliates, or proposed modifications to arrangements with Paragon Shipping, Mr. Bodouroglou, any entities controlled by Mr. Bodouroglou and their respective affiliates, are fair and reasonable to us. The board of directors is not obligated to seek approval of the conflicts committee on any matter; however, the board of directors may submit such proposed arrangements or modifications to the conflicts committee. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Review and Approval of Transactions with Related Persons."

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

D.           Crewing and Shore Employees

As of December 31, 2014 and 2013, we had one employee. Allseas provides the services of our executive officers, who report directly to our board of directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2014 and 2013, we had three shoreside executive officers, Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, Mr. Robert Perri, our Chief Financial Officer and Mr. George Skrimizeas, who has been our Chief Operating Officer since July 2013. In addition, Mrs. Maria Stefanou served as our corporate secretary until February 19, 2014 when she was replaced by Mrs. Aikaterini Stoupa.

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

As of December 31, 2014 and 2013, 173 and 156 people were employed to crew the vessels in our fleet, respectively. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2011.

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

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of common stock available for delivery pursuant to awards granted under the plan is 2,000,000 shares, as amended in February 2013. As of the date of this annual report, we had 555,000 shares of common stock remaining for issuance under the plan. If any award is forfeited or otherwise terminates or is cancelled without delivery of the shares of common stock, those shares will again be available for grant under the plan. Shares of our common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

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

Non-vested Shares of Common Stock

For more information on our awards of non-vested common stock granted in 2014 under our 2011 Equity Incentive Plan, please see "—Executive Compensation," "—Compensation of our Non-employee Directors," and "—Compensation of Certain Employees of our Managers" above and please also refer to Note 12 in the Company's financial statements included at the end of this annual report.

Item 7.    Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth the beneficial ownership of shares of our common stock, as of March 20, 2015, held by:
•	each person or entity that we know beneficially owns 5% or more of our common stock;
•	each of our executive officers and directors; and
•	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 20, 2015, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
Michael Bodouroglou(2)	5,421,261	16.5%
Robert Perri	—	*
George Skrimizeas	—	*
Achilleas Stergiou	—	*
Dimitar Todorov	—	*
A. Joel Walton	—	*
Executive Officers and Directors as a Group	5,573,261	17.0%

5% Beneficial Owners:
Paragon Shipping Inc.	3,437,500	11.0%
Michael Nowacki(3)	1,830,781	5.9%

*	Less than 1.0% of our outstanding common stock.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Box Ships Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.
(2)
Mr. Bodouroglou may be deemed to beneficially own these shares of our common stock through Neige International, a Marshall Islands corporation controlled by Mr. Bodouroglou. This beneficial ownership includes 1,333,333 common shares issuable upon the exercise of warrants issued to Neige International in June 2012, which have an exercise price of $7.74 per share and may be exercised at any time on or prior to June 30, 2017 and 200,000 common shares issuable upon the exercise of warrants issued to Neige International in April 2014, which have an exercise price of $2.65 per share and may be exercised at any time on or prior to April 10, 2019. Mr. Bodouroglou also beneficially owns 22.7% of our outstanding Series C Preferred Shares.

(3)
Based solely on the Schedule 13G filed on January 9, 2015 by Michael Nowacki, reporting beneficial ownership of these shares through Nowacki Capital Management LLC, Nowacki Asset Management LLC and Nowacki Partners LP. The principal business address of each of these reporting persons is 29525 Chagrin Blvd., Suite 301, Pepper Pike, Ohio 44122.

As of March 19, 2015, we had 4 shareholders of record located in the United States, including CEDE & CO., a nominee of The Depository Trust Company that held an aggregate of 23,622,787 shares of our common stock, representing 7% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO., amounting to 23,657,677 shares, or 76% of our outstanding shares of common stock as of March 19, 2015, include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.           Related Party Transactions

Novation of Purchase Agreements with Allseas

In June 2012, Allseas novated to us purchase agreements to acquire from an unaffiliated third party one 1995-built, 5,344 TEU containership, the OOCL Hong Kong, and one 1996-built, 5,344 TEU containership, the OOCL China, for an aggregate purchase price of $62.3 million, inclusive of a 1.0% commission payable to Allseas under our management agreement relating to these vessels and which included three-year charters to OOCL that commenced upon the delivery of the vessels to us at a gross daily charter rate of $26,800 per vessel and manning agreements at below market rates for the three-year period.

Management Agreements with Allseas

We have entered into separate management agreements with Allseas for each of the vessels in our fleet, pursuant to which Allseas is responsible for the commercial and technical management functions of our fleet. Effective January 2, 2015, we and Allseas mutually agreed to terminate a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial, on substantially similar terms, as discussed further below. Allseas will be still responsible for the commercial management which includes, among other things, operations and freight collection services, obtaining insurance for our vessels and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.

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

Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless in each case, at least 30 days' advance notice of termination is given by either party.

Under the management agreements, Allseas is entitled to a technical management fee of €646.99 per vessel, per day (or $723 per vessel, per day using an exchange rate of $1.1170:€1.00, the U.S. dollar/Euro exchange rate as of March 4, 2015 according to Bloomberg), for the twelve months commencing June 1, 2014, payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a superintendent fee of €500 per day (or $558 per day using an exchange rate of $1.1170:€1.00, the U.S. dollar/Euro exchange rate as of March 4, 2015 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

Under the terms of the management agreements, Allseas is entitled to terminate a particular agreement if any moneys payable under the agreement have not been received within 10 days of such payment having been requested by Allseas or if, after receipt of Allseas objection thereto, we proceed to employ the vessel subject to the agreement in a trade or in a manner that is, in Allseas opinion, likely to be detrimental to its reputation as a manager or prejudicial to its commercial interest. Under the terms of the management agreements, we are also entitled to terminate a particular agreement if any moneys payable to us under the agreement are not paid or accounted for in full by Allseas or Allseas repeatedly neglects or fails to perform its principal duties to meet its material obligations under the agreement.

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
The management agreements provide that unless the agreements are terminated (i) because the vessel is requisitioned for title or other compulsory acquisition of the vessel occurs (other than requisition for hire); (ii) the vessel is captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and is not subsequently released; or (iii) by reason of default by gross negligence or misconduct of Allseas, the fixed management fee will continue to be paid for a period of 90 days following the termination date to cover the operating and accounting costs of finalizing the vessel's disbursements and demurrage. In addition, in the event of such a termination, the applicable vessel-owning company will be obligated to pay crew support costs for an additional three-month period following the termination date, plus an equitable portion of any management staff redundancy costs that may materialize. Furthermore, in the event the management agreements are terminated upon a change in control, the provisions of the Compensation Agreement between Allseas and Box Ships Inc., described below, shall be applied.

The management agreements may not be amended or otherwise modified without the written consent of both parties.

During 2014, we incurred approximately $2.8 million and $0.7 million in management fees and chartering commissions, respectively. During 2013, we incurred approximately $2.8 million and $0.9 million in management fees and chartering commissions, respectively. During 2012, we incurred approximately $2.4 million, $0.9 million and $0.6 million in management fees, chartering and vessel commissions, respectively.

Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement with Allseas

On September 12, 2012 we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to a sum equal to (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.4 million using an exchange rate of $1.1170:€1.00, the U.S. dollar/Euro exchange rate as of March 4, 2015, according to Bloomberg). Under the agreement, any other form of termination fees or compensation to which Allseas may be entitled at the time of the involuntary termination in respect of the management agreements described above shall become null and void. The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party. On January 2, 2015, the Compensation Agreement was amended and restated to reflect the amended and restated management agreements, discussed above. The provisions contained in the original Compensation Agreement remain unchanged.

Administrative Services Agreement with Allseas

On April 19, 2011, we entered into an administrative services agreement with Allseas, under which, Allseas provides us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. Allseas engagement under the agreement shall continue for as long as Allseas remains in the premises of 15 Karamanli Ave. in Voula, Greece as tenant, or under any other capacity, and may be terminated at any time by either party upon 60 days' prior written notice. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties.

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by us for Cause (as defined in the agreement) or voluntarily by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement), Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement). In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement) and, in such case, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement).

Under the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas, which amounted to approximately $35,500, $36,000 and $35,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by us for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement), Allseas will be entitled to receive its annual fee payable under the agreement through the Termination Date (as defined in the agreement). In addition, either party has the option to terminate the agreement within six months following a Change of Control (as defined in the agreement).

Under the agreement, Allseas is entitled to an executive services fee for the provision of services under the agreement, which amounted to $1.8 million per annum in 2011 and 2012 and increased to $2.2 million per annum as of January 1, 2013. For the years ended December 31, 2014, 2013 and 2012, the amount charged by Allseas under the executive services agreement amounted to $2.2 million, $2.2 million and $1.8 million, respectively, which does not include incentive compensation of approximately $0.7 million, $0.8 million and $0.8 million, respectively, awarded to Allseas, at the discretion of our board of directors, in relation to executive services provided during the years ended December 31, 2014, 2013 and 2012, respectively.

Accounting Agreement with Allseas

On September 12, 2012, we entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas is entitled to annual fees of €250,000 (or $279,250 using an exchange rate of $1.1170:€1.00, the U.S. dollar/Euro exchange rate as of March 4, 2015 according to Bloomberg), payable quarterly, for the provision of financial and accounting services and $30,000 per vessel, payable quarterly, for the provision of financial reporting services.

The agreement has an initial term of one-year and shall be automatically extended for successive one-year terms, unless either party provides written notice to the other party not less than 60 days prior to the expiration of any such term that the term will not be extended. On September 30, 2014, the agreement was renewed with retrospective effect for a period of one year commencing on September 12, 2014.

Our obligations under the agreement will immediately cease, and Allseas will not be entitled to any further payments of any kind, in the event Allseas ceases to be the manager of our fleet or if Allseas engagement is terminated by us for Cause (as defined in the agreement) or voluntarily by Allseas other than for Good Reason (as defined in the agreement) or as a result of a Change of Control (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement). In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement) and, in such case, Allseas will be entitled to receive its fee through the Termination Date (as defined in the agreement).

For the years ended December 31, 2014, 2013 and 2012, the amounts charged by Allseas under the Accounting Agreement amounted to $0.6 million, $0.6 million and $0.2 million, respectively.

Brokerage Agreement with Seacommercial

On January 2, 2015, we entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Seacommercial. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days' advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause, as set forth in the agreements, on at least 30 days' advance written notice. The agreements provide for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

Compensation Agreement with Seacommercial

On January 2, 2015, we entered into a Compensation Agreement with Seacommercial, whereby in the event that Seacommercial is involuntarily terminated as the broker of our fleet (including the termination by Seacommercial of the agreements for cause), we shall compensate Seacommercial with an amount equal to the sum of three years of charter brokerage commissions, based on the fleet at the time of termination, provided that Seacommercial will not receive this termination fee in the event that we terminate the agreements with Seacommercial for cause.

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

For the years ended December 31, 2014, 2013 and 2012, the amounts charged by Crewcare under the manning and cadetship program agreements amounted to approximately $0.4 million, $0.2 million and $0.2 million, respectively.

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

On April 15, 2014, as discussed under "Item 10. Additional Information—A. Share Capital—Share History", we issued and sold 500,000 Units to Neige International in a concurrent private placement at a purchase price of $2.05 per Unit, exercisable at any time until April 10, 2019, at an exercise price of $2.65 per share, pursuant to a share purchase agreement, dated April 10, 2014, by and between Box Ships Inc. and Neige International.

Office Lease

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. The term of the lease is for one year and will expire on May 31, 2015, unless the lease is renewed. The monthly lease payment is €1,500 (or $1,675 using an exchange rate of $1.1170:€1.00, the U.S. dollar/Euro exchange rate as of March 4, 2015, according to Bloomberg), plus 3.6% tax, and will adjust thereafter annually for increases in inflation. For the years ended December 31, 2014, 2013 and 2012, we were charged approximately $25,000, $21,000 and $13,000, respectively, in rental payments under the lease agreement.

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

On February 18, 2014, our board of directors, considering the continuing weakness in the containership market and decline in charter rates, decided to refrain from paying a common stock dividend commencing with the common stock dividend with respect to the fourth quarter of 2013 in an effort to maintain our liquidity and ensure the sustainability of the Company going forward.

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

Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends to holders of our common shares and our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation. Cumulative dividends on our Series C Preferred Shares accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share, subject to increase upon the occurrence of certain events, and are payable on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2013, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. For additional information about our Series C Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein. In addition, our ability to pay dividends to holders of our common shares will be subject to the restrictions in our loan agreements and the provisions of Marshall Islands law as well as the other limitations. In particular, during the first and second waiver period under the ABN AMRO loan agreements, as defined under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements," we may declare and pay quarterly dividends or make any other form of distribution at a maximum amount of $0.15 and $0.05 per common share outstanding, respectively.

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

Item 9.                 The Offer and Listing

Our common stock commenced trading on the NYSE under the symbol "TEU" on April 14, 2011.

The table below sets forth the low and high closing prices for each of the periods indicated for our common stock.

For the Fiscal Year Ended	Low	High
December 31, 2012	$4.01	$9.74
December 31, 2013	$2.86	$6.17
December 31, 2014	$0.67	$3.32

For the Quarter Ended	Low	High
March 31, 2013	$4.32	$6.17
June 30, 2013	$3.64	$4.84
September 30, 2013	$3.54	$4.61
December 31, 2013	$2.86	$4.12
March 31, 2014	$2.30	$3.32
June 30, 2014	$1.42	$2.47
September 30, 2014	$1.19	$1.54
December 31, 2014	$0.67	$1.25

For the Month	Low	High
September 2014	$1.19	$1.50
October 2014	$1.03	$1.25
November 2014	$0.68	$1.12
December 2014	$0.67	$0.90
January 2015	$0.73	$0.92
February 2015	$0.83	$0.99
March 1, 2015 to March 20, 2015	$0.77	$0.90

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

All of our shares of stock are in registered form. As of December 31, 2014, we had issued and outstanding 31,130,715 common shares, warrants to purchase an additional 3,792,333 shares of our common stock and 916,333 Series C Preferred Shares. See "—Share History" and, for a description of the warrants and Series C Preferred Shares, see "—B. Memorandum and Articles of Association." In addition, as of the date of this annual report, we have reserved for issuance an additional 555,000 shares of common stock under our 2011 Equity Incentive Plan.

Share History

On January 2, 2012, we granted under our 2011 Equity Incentive Plan 2,000 shares of our restricted common stock to our Chief Financial Officer, Mr. Robert Perri, and an aggregate of 6,000 shares of our restricted common stock to certain employees of Allseas, with such restricted shares being valued at $8.66 per share. All such restricted shares vested ratably in annual installments over a three-year period commencing on December 31, 2012.

On February 3, 2012, we granted under our 2011 Equity Incentive Plan 1,000 shares of our restricted common stock to certain employees of Allseas, with such restricted shares being valued at $8.275 per share. All such restricted shares vested ratably in annual installments over a three-year period commencing on December 31, 2012.

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

On November 14, 2012, we granted under our 2011 Equity Incentive Plan 300,000 shares of our restricted common stock to Mr. Bodouroglou and 5,000 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $5.345 per share. All such restricted shares vested ratably in annual installments over a two-year period commencing on December 31, 2013.

On February 4, 2013, we granted under our 2011 Equity Incentive Plan 3,000 shares of our restricted common stock to our Chief Financial Officer, Mr. Robert Perri, and an aggregate of 31,000 shares of our restricted common stock to certain employees of Allseas, with such restricted shares being valued at $6.11 per share. All such restricted shares vested ratably in annual installments over a two-year period commencing on December 31, 2013.

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

On December 19, 2013, we granted under our 2011 Equity Incentive Plan an aggregate of 15,000 shares of our restricted common stock to our Chief Financial Officer, Mr. Robert Perri, and our Chief Operating Officer, Mr. George Skrimizeas, and 1,000 shares of our restricted common stock to certain employees of Allseas, with such restricted shares being valued at $2.91 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2014.

On April 15, 2014, we completed the public offering of 5,000,000 Units at a public offering price of $2.05 per Unit. Neige International, in a concurrent private placement, purchased directly from us 500,000 Units at the public offering price. Additionally, a portion of the over-allotment option was exercised for 647,500 warrants at a price of $0.01 per warrant. The warrants have an exercise price of $2.65 per share and are exercisable immediately upon issuance, and will expire on April 10, 2019. The proceeds from the offering and the concurrent private placement, after underwriting discounts and commissions were $10.6 million.

On November 10, 2014, we granted under our 2011 Equity Incentive Plan 300,000 shares of our restricted common stock to Mr. Bodouroglou and 10,000 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $0.91 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2015.

On February 26, 2015, we granted under our 2011 Equity Incentive Plan 70,000 shares of our restricted common stock to certain employees of our Managers, with such restricted shares being valued at $0.845 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2015.

On March 17, 2015, we granted under our 2011 Equity Incentive Plan 30,000 shares of our restricted common stock to our executive officers, with such restricted shares being valued at $0.835 per share. All such restricted shares will vest ratably in annual installments over a two-year period commencing on December 31, 2015.

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

Except as set forth below, information required by "Item 10. Additional Information—B. Memorandum and Articles of Association" of Form 20-F is hereby incorporated by reference to the section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration Statement No. 333-181076), or the Form F-3 Registration Statement, declared effective by the SEC on May 10, 2012, to the sections entitled "Description of Capital Stock" in the Final Prospectus Supplement on Form 424B5 filed with the SEC on October 4, 2013, and "Description of Securities" in the Final Prospectus Supplement on Form 424B5 filed with the SEC on April 11, 2014, which supplement the Form F-3 Registration Statement.

Description of Neige International Warrants under the Private Offering

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
(2)	either:
●	more than 50% of the value of our outstanding stock is owned, directly or indirectly, by "qualified shareholders," as described in more detail below, which we refer to as the "50% Ownership Test," or
●
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

As discussed below, for the 2014 taxable year, we believe that we satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, our common shares were primarily and regularly traded on the NYSE and we intend to take this position on our U.S. federal income tax return.

The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During the 2014 taxable year, shares of our common stock were "primarily traded" on the NYSE.

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

For our 2014 taxable year, we do not believe that we were subject to the 5% Override Rule and therefore, we believe that we satisfied the Publicly-Traded Test. However, in any future taxable year, it is possible that our 5% Shareholders may own 50% or more of our common stock. Therefore, we may be subject to the 5% Override Rule for such year unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to-market" election with respect to shares of our common stock. For taxable years beginning on or after December 31, 2013, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

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

If you sell your shares of common stock through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your shares of common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is m  ade to you outside the United States, if you sell your shares of common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

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

Item 11.               Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The international containership industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We have entered into interest rate swap agreements in order to hedge a portion of our variable interest rate exposure. For more information about our interest rate swap agreements, please refer to Note 9 in our financial statements included at the end of this annual report. Our interest rate swaps are recognized on the balance sheet at their fair value. Certain of our interest rate swaps qualified for hedge accounting and subsequent changes in their fair market value at the end of every period and the resulting unrealized gains / (losses) during the period are recorded in Other Comprehensive Income / (Loss) in the Statement of Stockholders' Equity. The fair value changes of the interest rate swaps that did not qualify for hedge accounting is recognized in period's earnings.

As an indication of the extent of our sensitivity to interest rates changes based upon our debt level, an increase or decrease of 50 basis points in the LIBOR interest rates and all other variables held constant would have resulted in a respective increase or decrease in interest expense by approximately $0.5 million and $0.6 million, for the years ended December 31, 2014 and 2013, respectively.

The following table sets forth the sensitivity of our long-term debt, as of December 31, 2014, including the effect of our interest rate swap agreements, as to a 50 basis points increase on an assumed LIBOR rate of 0.2552%, being the 3 month LIBOR rate as of December 31, 2014, until the maturity of our loans and reflects the additional interest expense.

Amounts in millions of U.S. Dollars

Year	Amount
2015	$0.4
2016	$0.4
2017	$0.1

Currency and Exchange Rates Risk

For the years ended December 31, 2014 and 2013, we generated all of our revenues in U.S. dollars and incurred approximately 33% and 30%, respectively, of our expenses in currencies other than U.S. dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2014 and 2013 in currencies other than U.S. dollars, would be approximately $1.0 million and $0.9 million, respectively.

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

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control—Integrated Framework (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2014 is effective.

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

C.            Attestation Report of the Registered Public Accounting Firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm since under the SEC adopting release implementing the Dodd-Frank Act, companies that are non-accelerated filers are exempt from including auditor attestation reports in their Form 20-Fs.

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

Item 16.               Reserved

Item 16A.             Audit Committee Financial Expert

Our audit committee is comprised of Messrs. Athanasios Reisopoulos, Achilleas Stergiou, Dimitar Todorov and A. Joel Walton. Our board of directors has designated Achilleas Stergiou as an "audit committee financial expert" as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our board of directors has also determined Mr. Stergiou to be independent under Rule 10A-3 of the Exchange Act and the NYSE independence rules.

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

Item 16C.            Principal Accountant Fees and Services

Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

(amounts in U.S. Dollars)	2013	2014
Audit fees	$529,489	$434,977
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total Fees	$529,489	$434,977

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; (iii) the audit of the financial statements of certain of our subsidiaries for statutory purposes; and (iv) services provided in connection with public or private offerings effectuated or withdrawn and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

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

1.4
Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 2 to Box Ships Inc.'s Report on Form 6-K, filed with the SEC on June 13, 2012.

1.5
Statement of Designation of the Rights, Preferences and Privileges of 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 1.5 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

2.1	Form of Common Stock Certificate, incorporated by reference to exhibit 4.1 to Box Ships Inc.'s Registration Statement on Form F-1 (File No. 333-173280), filed with the SEC on April 4, 2011.

2.2	Form of Warrant, incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Current Report on Form 6-K, filed with the SEC on April 11, 2014.

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

4.10
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 12, 2011, between Aral Sea Shipping S.A. and Allseas Marine S.A., incorporated by reference to exhibit 4.10 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.11
Management Agreement, dated May 16, 2011, between Polyaristi Navigation Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.6 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.12
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 16, 2011, between Polyaristi Navigation Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.12 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.13
Management Agreement, dated May 16, 2011, between Efploias Shipping Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.7 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.14
Addendum No. 2, dated September 18, 2012, to the Management Agreement, dated May 16, 2011, between Efploias Shipping Co. and Allseas Marine S.A., incorporated by reference to exhibit 4.14 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.15
Management Agreement, dated June 18, 2012, between Rosetta Navigation Corp. Limited and Allseas Marine S.A., incorporated by reference to exhibit 4.15 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.16
Addendum, dated September 18, 2012, to the Management Agreement, dated June 18, 2012, between Rosetta Navigation Corp. Limited and Allseas Marine S.A., incorporated by reference to exhibit 4.16 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.17
Management Agreement, dated June 18, 2012, between Triton Shipping Limited and Allseas Marine S.A., incorporated by reference to exhibit 4.17 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.18
Addendum, dated September 18, 2012, to the Management Agreement, dated June 18, 2012, between Triton Shipping Limited and Allseas Marine S.A., incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

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

4.22
Box Ships Inc. First Amended and Restated 2011 Equity Incentive Plan incorporated by reference to exhibit 4.22 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013..

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

4.26
Purchase Agreement between Ardelia Navigation Limited and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. Box Voyage, incorporated by reference to exhibit 4.14 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012

4.27
Purchase Agreement between Delfis Shipping Company S.A. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. CMA CGM Kingfish, incorporated by reference to exhibit 4.15 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

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

4.57
Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO  Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee incorporated by reference to exhibit 4.57 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013..

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

4.64
Letter, dated July 18, 2012, from Box Ships Inc. to Neige International Inc., incorporated by reference to exhibit 4.65 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.65
Second Amending and Restating Agreement, dated August 9, 2013, relating to a loan facility of (originally) up to $100,000,000, dated May 6, 2011, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and Box Ships Inc., as Corporate Guarantor, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Security Trustee and Swap Bank, incorporated by reference to exhibit 4.65 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.66
Third Supplemental Letter, dated June 27, 2013, relating to a secured term loan facility of up to $32,800,000 by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, incorporated by reference to exhibit 4.66 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.67
Amendment No. 1, dated March 11, 2013, to the Loan Agreement between Box Ships Inc., as Borrower, and Paragon Shipping Inc., as Lender, relating to an unsecured loan of up to $30.0 million, incorporated by reference to exhibit 4.67 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.68
Second Supplemental Letter, dated May 28, 2013, relating to the Loan Agreement, dated July 18, 2011, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $22,000,000, incorporated by reference to exhibit 4.68 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.69
Second Supplemental Agreement, dated July 8, 2013, relating to the Loan Agreement by and between Box Ships Inc., as Borrower, and Commerzbank AG, as Lender and Security Trustee, and Commerzbank AG, as Swap Bank, dated July 29, 2011, relating to a term loan of up to $30,250,000, incorporated by reference to exhibit 4.69 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.70
Supplemental Agreement, dated August 9, 2013, relating to the Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee, incorporated by reference to exhibit 4.70 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.71	Share Purchase Agreement with Neige International, dated April 10, 2014.

4.72
Second Supplemental Agreement, dated November 25, 2014, relating to a loan facility in an amount of (originally) up to $25,000,000, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, Box Ships Inc., as Corporate Guarantor, the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee.

4.73
Fourth Supplemental Letter, dated December 17, 2014, relating to a secured term loan facility of (originally) up to $32,800,000, dated May 17, 2011, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender.

4.74	Loan Agreement, dated November 11, 2014, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $31,650,000.

4.75	First Supplemental Agreement, dated November 25, 2014, relating to a loan facility of (originally) up to $100,000,000, dated May 6, 2011, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and Box Ships Inc., as Corporate Guarantor, Rosetta Navigation Corp. Limited and Triton Shipping Limited, as Collateral Owners, the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Security Trustee and Swap Bank.

8.1	Subsidiaries of Box Ships Inc.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent registered public accounting firm

101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (v) Notes to Consolidated Financial Statements

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President and Chief Executive Officer
Dated: March 23, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Box Ships, Inc.
Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated balance sheets of Box Ships Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Box Ships Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's expected inability to comply with certain financial covenants in 2015, under its current loan agreements, as well as the uncertainty relating to the extension or refinancing of a loan maturing in 2015, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 23, 2015

BOX SHIPS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars, except for share data)
	Notes	December 31, 2013	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$14,511,890	$6,565,607
Restricted cash	3	9,990,000	7,990,000
Trade receivables, net		357,457	804,720
Prepaid expenses and other receivables		1,145,949	1,436,413
Due from related parties	4	3,059,450	3,427,398
Inventories		2,519,693	1,702,034
Interest rate swaps	3, 9	106,823	85,083
Total current assets		31,691,262	22,011,255

FIXED ASSETS:
Vessels, net	5	386,030,157	370,954,242
Other fixed assets, net	5	162,380	102,398
Total fixed assets		386,192,537	371,056,640

OTHER NON-CURRENT ASSETS:
Intangible assets	6	10,107,981	3,853,069
Other assets		1,604,858	918,241
Restricted cash		10,000	10,000

Total Assets		$429,606,638	$397,849,205

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable		$1,049,236	$1,944,889
Accrued expenses	7	2,255,045	2,282,624
Interest rate swaps	3, 9	190,973	82,123
Due to related parties	4	40,266	42,489
Deferred income		833,064	1,069,382
Current portion of long-term debt	3, 8	179,550,000	134,950,000
Dividends on preferred shares payable	10	515,437	515,437
Total current liabilities		184,434,021	140,886,944

LONG-TERM LIABILITIES:
Warrant liability	9	-	282,375
Below-market acquired time charters	6	453,248	-
Total long-term liabilities		453,248	282,375

Total liabilities		184,887,269	141,169,319

COMMITMENTS AND CONTINGENCIES	18	-	-

STOCKHOLDERS' EQUITY:
Common stock, par value $0.01; 475,000,000 shares authorized; 25,291,715 and 31,130,715 shares issued and outstanding at December 31, 2013 and 2014, respectively	10	252,917	311,307
Preferred stock, par value $0.01; 25,000,000 shares authorized, of which:	10
Series A Participating Preferred Stock: 1,000,000 designated, none issued and outstanding		-	-
Series B Preferred Shares: 2,500,000 designated, none issued and outstanding		-	-
Series B-1 Preferred Shares: 2,500,000 designated, none issued and outstanding		-	-
Series C Preferred Shares: 2,500,000 designated, 916,333 shares issued and outstanding at December 31, 2013 and 2014, respectively		9,163	9,163
Additional paid-in capital	10	238,915,563	250,109,765
Accumulated other comprehensive (loss) / income	9, 11	(84,150)	62,009
Retained earnings		5,625,876	6,187,642
Total stockholders' equity		244,719,369	256,679,886

Total Liabilities and Stockholders' Equity		$429,606,638	$397,849,205

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in United States Dollars)

	Notes	2012	2013	2014
REVENUES:
Time charter revenues	6	$67,317,050	$71,304,875	$51,178,586
Commissions		(562,340)	(537,063)	(628,764)
Commissions – related party	4	(866,568)	(931,611)	(685,148)
Net Revenues		65,888,142	69,836,201	49,864,674

EXPENSES / (INCOME):
Voyage expenses		2,522,736	2,527,566	1,604,439
Vessels operating expenses	13	15,774,453	16,843,279	16,936,183
Vessels operating expenses – related party	4, 13	512,579	1,151,948	1,334,173
Dry-docking expenses		1,986,897	969,136	2,218,675
Dry-docking expenses, related party	4	75,493	41,094	95,342
Management fees charged by a related party	4	2,370,144	2,782,926	2,829,632
Depreciation	5	15,027,280	15,135,897	15,135,897
General and administrative expenses	14	3,080,971	3,602,833	3,636,035
General and administrative expenses – related party	4, 14	2,839,865	3,673,111	3,596,354
Other operating (income) / expenses	15	-	(522,781)	510,997
Total Expenses		44,190,418	46,205,009	47,897,727

Operating income		21,697,724	23,631,192	1,966,947

OTHER INCOME / (EXPENSES):
Interest and finance costs		(7,814,228)	(7,795,224)	(7,040,208)
Interest and finance costs – related party	4	(675,856)	(504,326)	-
Interest income		16,796	4,159	696
Loss on derivatives		-	-	(82,160)
Gain from debt extinguishment	8	-	-	6,435,000
Fair value change of warrants	9	-	-	1,274,100
Foreign currency (loss) / gain, net		(48,272)	(28,143)	69,140
Total other (expenses) / income, net		(8,521,560)	(8,323,534)	656,568

NET INCOME		$13,176,164	$15,307,658	$2,623,515

Other Comprehensive (Loss) / Income
(Loss) / gain on cash flow hedges, net	11	(651,896)	567,746	146,159
Total Other Comprehensive (Loss) / Income		(651,896)	567,746	146,159

COMPREHENSIVE INCOME		$12,524,268	$15,875,404	$2,769,674

Reconciliation of Net Income to Net Income available to common shareholders

Net Income		$13,176,164	$15,307,658	$2,623,515

Income allocated to preferred shares	16	(3,001,027)	(3,875,159)	(2,061,749)

Net Income available to common shareholders		$10,175,137	$11,432,499	$561,766

Earnings per common share, basic	16	$0.56	$0.47	$0.02
Earnings per common share, diluted	16	$0.54	$0.46	$0.02

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in United States Dollars, except for share data)

	Common Stock		Preferred Stock
	Number of shares	Par Value	Number of shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings/ (Accumulated Defocot)	Total

BALANCE, January 1, 2012	16,317,000	$163,170	$-	$-	$176,496,943	$-	$5,700,964	$182,361,077

Issuance of preferred stock, net of issuance costs	-	-	1,333,333	13,333	38,382,224	-	-	38,395,557
Issuance of common shares, net of issuance costs	4,285,715	42,857	-	-	28,006,517	-	-	28,049,374
Redemption of preferred stock	-	-	(692,641)	(6,926)	(19,009,793)	-	(1,762,511)	(20,779,230)
Share based compensation	324,000	3,240	-	-	1,222,036	-	-	1,225,276
Total comprehensive income	-	-	-	-	-	(651,896)	13,176,164	12,524,268
Dividends paid on common shares ($1.08 per share)	-	-	-	-	(6,287,479)	-	(13,471,044)	(19,758,523)
Dividends in preferred shares	-	-	-	-	-	-	(1,238,516)	(1,238,516)

BALANCE, December 31, 2012	20,926,715	$209,267	$640,692	$6,407	$218,810,448	$(651,896)	$2,405,057	$220,779,283

Issuance of common shares, net of issuance costs	4,000,000	40,000	-	-	19,902,163	-	-	19,942,163
Issuance of preferred stock, net of issuance costs	-	-	916,333	9,163	20,491,838	-	-	20,501,001
Redemption of preferred stock	-	-	(640,692)	(6,407)	(17,584,032)	-	(2,062,788)	(19,653,227)
Share based compensation	365,000	3,650	-	-	2,063,038	-	-	2,066,688
Total comprehensive income	-	-	-	-	-	567,746	15,307,658	15,875,404
Dividends paid on common shares ($0.52 per share)	-	-	-	-	(4,767,892)	-	(8,211,680)	(12,979,572)
Dividends in preferred shares	-	-	-	-	-	-	(1,812,371)	(1,812,371)

BALANCE, December 31, 2013	25,291,715	$252,917	$916,333	$9,163	$238,915,563	$(84,150)	$5,625,876	$244,719,369

Issuance of common shares, net of issuance costs	5,500,000	55,000	-	-	8,950,590	-	-	9,005,590
Share based compensation	340,000	3,400	-	-	2,243,602	-	-	2,247,002
Cancellation of non-vested shares	(1,000)	(10)	-	-	10	-	-	-
Total comprehensive income	-	-	-	-	-	146,159	2,623,515	2,769,674
Dividends in preferred shares	-	-	-	-	-	-	(2,061,749)	(2,061,749)

BALANCE, December 31, 2014	31,130,715	$311,307	$916,333	$9,163	$250,109,765	$62,009	$6,187,642	$256,679,886

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Expressed in United States Dollars)

	2012	2013	2014
Cash Flows from Operating Activities:
Net income	$13,176,164	$15,307,658	$2,623,515
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,027,280	15,135,897	15,135,897
Amortization of intangibles	4,184,861	6,403,384	5,801,664
Amortization of financing costs	601,304	639,520	767,298
Share-based compensation	1,225,276	2,066,688	2,247,002
Unrealized loss on derivatives	-	-	59,049
Fair value change of warrants	-	-	(1,274,100)
Gain from debt extinguishment	-	-	(6,435,000)
Changes in assets and liabilities:
Trade receivables	165,315	130,493	(447,263)
Prepaid expenses and other receivables	127,723	(657,660)	(290,464)
Due from related parties	(2,132,279)	927,980	(367,948)
Inventories	(337,318)	(786,648)	817,659
Other assets	-	(1,297)	-
Trade accounts payable	1,294,345	(1,118,602)	867,133
Accrued expenses	383,184	259,209	79,398
Due to related parties	(892,828)	4,432	2,223
Deferred income	(291,094)	(113,550)	236,318
Net Cash from Operating Activities	32,531,933	38,197,504	19,822,381

Cash Flows from Investing Activities:
Acquisition of vessels, attached intangibles and related capital expenditures	(62,413,713)	-	-
Other fixed assets acquired	(6,842)	-	-
Decrease in restricted cash	-	-	2,000,000
Net Cash (used in) / from Investing Activities	(62,420,555)	-	2,000,000

Cash Flows from Financing Activities:
Proceeds from long-term debt	25,000,000	-	-
Repayment of long-term debt	(18,950,000)	(22,700,000)	(38,165,000)
Repayment of long-term loan from a related party	(1,000,000)	(14,000,000)	-
Payment of financing costs	(327,820)	(180,400)	(75,000)
Proceeds from the issuance of common shares and warrants	28,539,005	20,055,000	10,759,475
Proceeds from the issuance of preferred shares	38,499,990	20,972,472	-
Payment of other offering costs	(573,493)	(575,899)	(226,390)
Redemption of preferred shares	(20,779,230)	(19,653,227)	-
Dividends paid on common shares	(19,758,523)	(12,979,572)	-
Dividends paid on preferred shares	(770,010)	(1,765,440)	(2,061,749)
Net Cash from / (used in) Financing Activities	29,879,919	(30,827,066)	(29,768,664)

Net (decrease) / increase in cash and cash equivalents	(8,703)	7,370,438	(7,946,283)

Cash and cash equivalents at the beginning of the year	7,150,155	7,141,452	14,511,890

Cash and cash equivalents at the end of the year	$7,141,452	$14,511,890	$6,565,607

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$7,221,373	$7,028,947	$5,820,588

Non-cash Financing and Investing activities:
Dividends on preferred shares	$468,506	$515,437	$515,437
Non-cash financing activities (represent offering costs and financing fees)	$-	$103,980	$80,681

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

As of December 31, 2014, Paragon and Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, beneficially owned approximately 11.0% and 12.5%, respectively, of the Company's outstanding common stock and have the ability to exercise influence over the Company's operations.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the consolidated financial statements of Box Ships Inc. and its wholly-owned subsidiaries (collectively the "Company") listed below.

i)	Vessel owning subsidiaries:

Vessel Owning Company	Vessel Acquisition Date	Vessel's Name	Built	TEU[4]
Polyaristi Navigation Co.[1]	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. [1]	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. [1]	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. [1]	May 31, 2011	CMA CGM Marlin	2007	5,095
Aral Sea Shipping S.A. [1]	May 19, 2011	Box Queen	2006	4,546
Amorita Development Inc.[1]	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd[2]	August 3, 2011	Box Emma	2004	5,060
Triton Shipping Limited[3]	June 25, 2012	OOCL Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited[3]	July 5, 2012	OOCL China	1996	5,344

ii)	Non-vessel owning subsidiary - dormant:

Ardal International Co.[2]

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

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

1.            Basis of Presentation and General Information - Continued

The following charterers individually accounted for more than 10% of the Company's time charter revenue for the years ended December 31, 2012, 2013 and 2014:

	% of time charter revenue
Charterer	2012	2013	2014
Compania Sud Americana De Vapores S.A.	31%	19%	25%
CMA CGM	24%	22%	14%
A.P. Moller - Maersk A/S	15%	12%	-
Mediterranean Shipping Co. S.A.	15%	14%	16%
Orient Overseas Container Line Limited	14%	26%	35%

2.            Significant Accounting Policies

(a)	Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated.

(b)	Use of Estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include residual value of vessels, useful life of vessels, fair value of warrants and the fair value of derivative instruments. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the statement of comprehensive income. As of December 31, 2013 and 2014, the Company had no foreign currency derivative instruments.

(d)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements. Unless the total debt is presented as current, the minimum liquidity requirements per vessel with an obligation to retain such funds with a specific bank and pledged accounts which are not expected to be terminated within the next twelve months are classified as non-current assets, whereas the remaining portion of the minimum liquidity on a group level, and amounts held in retention accounts for short-term debt service purposes, are classified as current assets.

(f)	Trade Receivables: Trade receivables reflect receivables from time charters, net of an allowance for doubtful accounts. At the balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. As of December 31, 2013 and 2014, the provision for doubtful accounts was $0 and $177,330, respectively.

(g)	Inventories: Inventories consist of lubricants and stores on board the vessels. Inventories may also consist of bunkers when vessels are unemployed or are operating in the spot market. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

(i)	Impairment of Long-Lived Assets: The Company reviews its long-lived assets "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

(j)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until December 31, 2012 was estimated to be $150 per lightweight ton. Effective January 1, 2013, the Company revised its scrap rate estimate from $150 to $300 per lightweight ton, in order to align the scrap rate estimate with the current historical average scrap prices. The change in accounting estimate has been applied prospectively. The effect of the increase in the estimated scrap rate was to decrease depreciation expense and to increase net income for each of the years ended December 31, 2013 and 2014 by approximately $1,400,000, (2013: $0.06 and $0.05 per basic and diluted common share, respectively), (2014: $0.05 per basic and diluted common share).

Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard, including secondhand vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(k)	Dry-Docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

(l)	Above / Below Market Acquired Time Charters / Other Intangible Assets: When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, or in certain instances with attached manning agreements below prevailing market rates, the Company allocates the purchase price of the vessel and the attached time charter / manning agreement on a relative fair value basis.

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

(m)	Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding Debt – Modifications and Extinguishments. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. The unamortized financing costs are reflected in Other Assets in the accompanying balance sheets.

(n)	Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

(o)	Revenue and Expenses:

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

(p)	Share Based Compensation: Share based payments to employees and directors are determined based on their grant date fair values and are amortized against income over the requisite service period.

(q)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters) or by geographical region as the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the Chief Executive Officer being the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

(r)	Derivatives: All derivatives are recognized at their fair value.

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

The Company discontinues cash flow hedge accounting if the hedging instrument expires or it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in current period earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to current period earnings as financial income or expense.

Warrants which do not qualify as equity instruments, are accounted for as derivative instruments if the warrant holders, could require settlement in cash under certain conditions, that are not solely within the control of the Company. Changes in fair value of the warrants are recorded in current period earnings.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

(s)	Earnings per Share (EPS): Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Dividends on cumulative perpetual preferred shares reduce the income available to common shareholders, even if not declared. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such dilutive securities are excluded when the effect would be anti-dilutive.

(t)	Dividends: The Company records dividends to common shareholders on the date the dividends are declared. Dividends on cumulative preferred shares are recorded on an accrual basis. Dividends are recorded in equity against retained earnings to the extent there is retained earnings on the date of recording, while any shortfall is recorded in additional paid-in capital.

(u)	Recent Accounting Pronouncements:

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Going Concern: In August 2014, the FASB issued ASU 2014-15 "Presentation of Financial Statements – Going Concern (Sub-Topic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern., which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

3.	Going Concern

During the fourth quarter of 2014, the Company entered into new or supplemental agreements with its lenders and agreed to certain amendments in the financial covenants and obtained waivers (Note 8). As of December 31, 2014, the Company was in compliance with all of its debt covenants, as amended to give effect to waivers that were granted. Notwithstanding the Company's compliance as of December 31, 2014, for purposes of preparing financial statements in accordance with U.S. GAAP, for waivers that expire in 2015, the Company is required to assess future compliance with the then applicable loan covenants at measurement dates within twelve months from the date of such financial statements. Current vessel values indicate that the Company may not be able to maintain compliance with the relevant financial covenants upon expiration of the existing waivers, which expire during 2015, and if the Company fails to cure such non-compliance following applicable notice and expiration of applicable cure periods, the Company would be in default. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of the Company's debt and may result in the lenders accelerating or demanding immediate repayment of such debt. In addition, if the Company fails to comply with its covenants under its loan agreements, it will also be in default under the terms of its interest rate swap agreements. Accordingly, the long-term debt, the associated restricted cash and the long-term portion of the interest rate swap assets and liabilities were reclassified as current in the consolidated balance sheet.

Management believes that negotiations with the lenders for the extension of waivers will be successful and that the Company's lenders will not demand payment of the loans before their scheduled maturity, in the event of covenants breaches. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company will remain current with its obligations of paying principal and interest when they become due, which are expected to be settled through cash generated from operating activities and available cash on hand. Furthermore, during the second quarter of 2015, the charter contracts of the OOCL Hong Kong and OOCL China expire and their loan matures in July 2015. Specifically, the earliest redelivery dates for the OOCL Hong Kong and OOCL China are May 2015 and June 2015, respectively, and in July 2015, the Company is required to pay a balloon amount of $10,000,000 together with the last instalment. The Company may extend the charter contracts or find new employments, depending on the prevailing market conditions around the redelivery dates, and intends to negotiate the extension of the loan for as long as charter contracts are in place. In the unlikely event the Company is unable to agree with its current lender to extend the loan, it will consider several different options including refinancing the vessels with another lender or potentially selling one vessel to repay the outstanding loan in its entirety.

The Company believes it will successfully re-charter the OOCL Hong Kong and OOCL China and extend their loan, and will successfully conclude obtaining waivers for the potential covenant breaches or amend several of its loan covenants. Accordingly, the consolidated financial statements as of December 31, 2014 were prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, apart from the current classification of long-term debt, associated restricted cash and interest rate swap assets and liabilities.

4.	Transactions with Related Parties

(a)	Paragon Shipping Inc.: Box Ships Inc. was formed by Paragon on May 19, 2010, to specialize in the container shipping industry. Paragon paid on behalf of the Company the pre-offering costs relating to the listing of the Company's shares on NYSE in April 2011, which were reimbursed to Paragon, along with other minor operating expenses relating to the sale of Box Voyager, Box Trader and CMA CGM Kingfish to the Company. All amounts due to Paragon were fully repaid in July 2012. As of December 31, 2013 and 2014, Paragon had 13.6% and 11.0% interest in Box Ships Inc., respectively. In addition, in 2011, Paragon granted the Company an unsecured loan, which was fully repaid in 2013. Interest charged on the loan during 2012 and 2013 amounted to $675,856 and $439,326, respectively. In March 2013, the Company agreed to amend the terms of the unsecured loan agreement with Paragon Shipping. In consideration for the amendment of the loan agreement, the Company agreed to pay an amendment fee of $65,000, included in Interest and finance costs – related party.

(b)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On June 1, 2011, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chairman, President and Chief Executive Officer. The term of the lease, which commenced in June 2011, was 1 year, and has been renewed annually. Rent expense under this lease for the years ended December 31, 2012, 2013 and 2014 amounted to $12,577, $21,268 and $24,924, respectively, and is included in General and administrative expenses – related party in the accompanying statements of comprehensive income. The remaining rental commitment, as of December 31, 2014, amounts to approximately $9,440.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

(c)	Allseas Marine S.A:

A. Ship-Owning Companies Management Agreements: The Company outsources the technical and commercial management of its vessels to Allseas, pursuant to management agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least three months' advance notice, or 30 days advance written notice, effective from January 2, 2015 (Note 19), of termination is given by either party. In addition, the management agreements may be terminated by either party for cause, as set forth in the management agreements, on at least 30 days advance written notice. Until January 2, 2015, the management agreements provided for the following:

(i) Charter Hire Commissions – The Company paid Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commissions").

(ii) Vessel Commissions – A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of the Company, was payable to Allseas.

(iii) Management Fees – A fixed monthly technical management fee, adjusted annually on June 1 in accordance with the official Eurozone inflation rate, of €634.88, €643.77 and €646.99 per vessel per day, (or $771, $782 and $786 per vessel, per day, respectively, using an exchange rate of $1.2148:€1.00, the $/€ exchange rate as of December 31, 2014, according to Bloomberg) was payable by the Company to Allseas.

(iv) Pre-Delivery Services – A lump sum fee of $15,000 was payable to Allseas, for pre-delivery services provided, during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v) Superintendent Fees – A fee of €500 per day (or $607 per day using an exchange rate of $1.2148:€1.00, the $/€ exchange rate as of December 31, 2014, according to Bloomberg) was payable to Allseas for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection.

Each month, the Company makes an advance payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount advanced to Allseas over payments made by Allseas for the Company's operating expenses is included in Due from related parties.

B. Administrative Services Agreement: The Company entered into an administrative services agreement with Allseas on April 19, 2011. The agreement shall continue for as long as Allseas remains in the premises of 15 Karamanli Ave. in Voula, Greece as tenant, or under any other capacity. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for the Company's offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

C. Executive Services Agreement: The Company entered into an executive services agreement with Allseas on April 19, 2011, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. In connection with the provision of services under the agreement, Allseas was entitled to an executive services fee of $1,800,000 per annum for 2012. Effective from January 1, 2013, the executive services fee was increased to $2,200,000 per annum, payable in twelve monthly installments. The executive services fee shall be reviewed annually or occasionally by the Company's board of directors. For the years ended December 31, 2012, 2013 and 2014, the Company's board of directors granted an incentive compensation to Allseas for executive services amounting to $792,660, $813,000 and $739,560, respectively.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

D. Accounting Agreement: On September 12, 2012, the Company entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas provides financial, accounting and financial reporting services. The agreement had an initial term of one year and automatically renews for successive one-year term unless terminated earlier. On September 30, 2014, the agreement was renewed with retrospective effect for a period of one year commencing on September 12, 2014. In connection with the provision of financial and accounting services under the agreement, Allseas is entitled to a financial and accounting services fee amounted to €250,000 per annum (or $303,700 per annum using an exchange rate of $1.2148:€1.00, the $/€ exchange rate as of December 31, 2014, according to Bloomberg), payable quarterly in arrears. In connection with the provision of the financial reporting services under the agreement, Allseas is entitled to a financial reporting fee of $30,000 per vessel per annum, payable quarterly in arrears. The financial and accounting services fee and the financial reporting fee shall be reviewed annually by the Company's board of directors.

E. Compensation Agreement: On September 12, 2012, the Company entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of its fleet without cause (including the termination by Allseas of the management agreements for cause), it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000 (or $3,644,400 using an exchange rate of $1.2148:€1.00, the $/€ exchange rate as of December 31, 2014, according to Bloomberg).

The following amounts charged by Allseas are included in the consolidated statements of comprehensive income:

	2012	2013	2014
A(i) - Charter hire commissions	$866,568	$931,611	$685,148
A(iii) - Management fees	$2,370,144	$2,782,926	$2,829,632
A(v) – Superintendent fees (included in Vessels operating expenses – related party)	$324,052	$943,977	$972,852
A(v) – Superintendent fees (included in Dry-docking expenses – related party)	$75,493	$41,094	$95,342
B – Administrative fees (included in General and administrative expenses – related party)	$35,034	$36,181	$35,520
C – Executive services fees (included in General and administrative expenses – related party)	$2,592,660	$3,013,000	$2,939,560
D – Financial, accounting and financial reporting services fee (included in General and administrative expenses – related party)	$199,594	$602,662	$596,350

In addition to the above, during 2012, vessel commissions, pre-delivery services and superintendent fees incurred which were capitalized and included in the cost of the vessels amounted to $670,988. No such expenses were incurred in 2013 and 2014.

As of December 31, 2013 and 2014, the amounts due from Allseas were $3,024,992 and $3,427,398, respectively.

(d)	Crewcare Inc.:

A.Manning Agency Agreements: Each ship-owning company, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, has a manning agency agreement with Crewcare Inc. ("Crewcare"), a company beneficially owned by the Company's Chairman, President and Chief Executive Officer, based in Manila, Philippines. Manning services are being provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, and $120 per seaman one-time recruitment fee. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred for the years ended December 31, 2012, 2013 and 2014, amounted to $188,527, $192,971 and $196,321, respectively, and are included in Vessels operating expenses – related party. As of December 31, 2013 and 2014, the amounts due to Crewcare Inc. were $40,266 and $42,489, respectively, and are included in Due to related parties in the accompanying consolidated balance sheets.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

B.Cadetship Program Agreement: On October 5, 2013, each ship-owning company, with the exception of Triton Shipping Limited and Rosetta Navigation Corp. Limited, entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for his one year training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement, unless, at least thirty days advance notice of termination is given by either party. The expenses incurred for the years ended December 31, 2013 and 2014, amounted to $15,000 and $165,000, and are included in Vessels operating expenses – related party.

(e)	Proplous Navigation S.A. ("Proplous"): On April 19, 2011, the Company entered into a Memorandum of Agreement with Proplous, a company owned by the Company's Chairman, President and Chief Executive Officer for the acquisition of CMA CGM Marlin. Certain costs of $34,458 were paid by the Company and were refunded by Proplous in 2014.

5.            Vessels, Net and Other Fixed Assets, Net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2013	$424,105,871	$(22,999,799)	$401,106,072
Depreciation	-	(15,075,915)	(15,075,915)
Balance, December 31, 2013	$424,105,871	$(38,075,714)	$386,030,157
Depreciation	-	(15,075,915)	(15,075,915)
Balance, December 31, 2014	$424,105,871	$(53,151,629)	$370,954,242

All the Company's vessels are first-priority mortgaged as collateral to secure the bank loans discussed in Note 8.

As of December 31, 2013 and 2014, the cost of other fixed assets amounted to $299,922 and the accumulated depreciation amounted to $137,542 and $197,524, respectively, and consists of computer systems installed on board the vessels to improve their efficiency. Other fixed assets are stated at cost less accumulated depreciation. Depreciation for other fixed assets is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years. Depreciation charged for 2012, 2013 and 2014 amounted to $60,232, $59,982 and $59,982, respectively.

6.            Above / Below Market Acquired Time Charters / Other Intangible Assets

The Company acquired five vessels with attached time charter contracts having rates, which were above the market rates, while another two vessels were acquired with attached time charter contracts having rates which were below the market rates. The above and below market acquired time charters recorded on acquisition amounted to $22,149,258 and $4,020,335, respectively and are amortized / accreted over the remaining period of the time charters as a reduction or addition, respectively, to time charter revenues. Such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $5,020,381 and $1,371,270, for the year ended December 31, 2012, $6,714,569 and $1,367,523, for the year ended December 31, 2013 and $5,198,574 and $453,248, for the year ended December 31, 2014, respectively.

The carrying value of the above market acquired time charters as of December 31, 2014 is expected to be amortized as follows:

For the year:	Above Market Acquired Time Charters
2015	$2,886,081
2016	446,400
Total	$3,332,481

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

6.            Above / Below Market Acquired Time Charters / Other Intangible Assets - Continued

In addition, in relation to the acquisition of OOCL Hong Kong and OOCL China, the Company recorded other intangible assets of $3,169,014, relating to the attached manning agreements at below market rates. Such amortization for the years ended December 31, 2012, 2013 and 2014 amounted to $535,750, $1,056,338 and $1,056,338, respectively. Other intangible assets are amortized over the three-year time charter period as an addition, to crew costs, which are included in Vessels Operating Expenses. The carrying value of other intangible assets as of December 31, 2014 of $520,588 is expected to be fully amortized in 2015.

7.            Accrued Expenses

	December 31,
	2013	2014
Accrued loan and swap interest	$1,188,141	$980,838
Accrued vessel voyage and operating expenses	620,230	901,402
Accrued professional fees	280,637	270,559
Accrued finance expenses	100,000	50,000
Other sundry liabilities and accruals	66,037	79,825
Total	$2,255,045	$2,282,624

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.            Long-term Debt

The table below presents the loans outstanding as of December 31, 2013 and 2014:

	December 31,
	2013	2014
Secured bank debt:
(a)ABN AMRO Bank	$80,750,000	$73,050,000
(b)Unicredit Bank	22,500,000	16,500,000
(c)Credit Suisse	34,500,000	31,650,000
(d)Commerzbank	23,050,000	-
(e)ABN AMRO Bank	18,750,000	13,750,000
Total	$179,550,000	$134,950,000

Presented as follows:
Current portion of long-term debt	$179,550,000	$134,950,000
Long-term debt	-	-
Total	$179,550,000	$134,950,000

The minimum annual principal payments, in accordance with the loan agreements, required to be made after December 31, 2014, without taking into consideration the re-classification of total outstanding debt within current liabilities discussed in Note 3 above, are as follows:

During the year ending December 31,:
2015	$21,450,000
2016	14,240,000
2017	99,260,000
Total	$134,950,000

(a)	ABN AMRO Bank: On May 6, 2011, the Company entered into a loan agreement for $100,000,000 to partially refinance the acquisition of Box Voyager and Box Trader and to partially finance the acquisition of Maule. The loan is payable in twenty four consecutive quarterly installments of $1,925,000, commencing in August 2011, plus a balloon payment of $53,800,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 3%. On August 9, 2012, the Company entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% to HSH Nordbank AG and 32% to ITF International Transport Finance Suisse AG. In consideration for the amendment of the loan agreement, discussed below, the margin during the waiver period was increased to 3.35%.

(b)	Unicredit Bank: On May 17, 2011, the Company entered into a loan agreement for $30,000,000 to partially finance the acquisition of Box Queen (formerly the Maersk Diadema). The loan was originally payable in twenty four consecutive quarterly installments of $750,000, commencing in August 2011, plus a balloon payment of $12,000,000 payable together with the last installment. The loan bore interest at LIBOR plus a margin of 2.8%, subject to the fair market value of the vessel being equal to at least 130% of the outstanding loan principal ("asset cover ratio") and so long as the Box Queen was under a time charter approved by the lenders; otherwise the loan would bear interest at LIBOR plus 3.0%. At any time the asset cover ratio was lower than 130%, the loan would bear interest at LIBOR plus a margin of 4.5%. On December 17, 2014, the Company entered into a supplemental loan agreement to amend the financial covenants, the terms of loan repayment and the corporate undertakings. In December 2014, the Company prepaid an amount of $3,000,000, which has been applied against the instalments falling due in 2015, and the outstanding balance as of December 31, 2014 is payable in six quarterly instalments of $750,000, commencing in February 2016, plus a balloon payment of $12,000,000 payable together with the last instalment. The Company may defer the payment of no more than four of the instalments falling due in 2016, subject to a 10 days written notice and no Event of Default. The deferred instalments, if any, will be repaid together with the balloon payment. The loan bears interest at LIBOR plus a margin of 3%.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.	Long-term Debt – Continued

(c)	Credit Suisse: On July 12, 2011 and July 18, 2011, the Company entered into two loan agreements for $22,000,000, each, to partially refinance the acquisition of CMA CGM Kingfish and CMA CGM Marlin. Each loan was originally payable in twenty four consecutive quarterly installments of $475,000, commencing in August 2011, plus a balloon payment of $10,600,000 payable together with the last installment. Each loan bore interest at LIBOR plus a margin of 3%. On November 11, 2014, the Company entered into a loan agreement for $31,650,000, to refinance in full the then outstanding indebtedness under both loans. The loan is secured by first priority mortgage on CMA CGM Kingfish, CMA CGM Marlin and Box Emma and is payable in one instalment of $850,000, commencing in May 2016, four consecutive quarterly instalments of $1,345,000, plus a balloon payment of $25,420,000 payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 3%.

(d)	Commerzbank: On July 29, 2011, the Company entered into a loan agreement for $30,250,000, to partially finance the acquisition of Box Emma. The loan was originally payable in twenty eight consecutive quarterly installments of $800,000, commencing in November 2011, plus a balloon payment of $7,850,000 payable together with the last installment. The loan bore interest at LIBOR plus a margin of 2.35%, while the balance of the loan was less than 60% of the value of the collateral securing the loan and LIBOR plus 2.65%, while the balance of the loan was greater than 60% of the value of the collateral securing the loan. On July 22, 2014, the outstanding amount of the loan was $21,450,000 and the Company agreed with the bank to the payment of $15,015,000 plus accrued interest, in full and final settlement of the loan. The gain from this transaction of $6,435,000 is separately reflected in the accompanying consolidated statements of comprehensive income.

(e)	ABN AMRO Bank: On June 27, 2012, the Company entered into a loan agreement for $25,000,000 to partially refinance the acquisition of OOCL Hong Kong and OOCL China. The loan is payable in twelve consecutive quarterly installments of $1,250,000, commencing in October 2012, plus a balloon payment of $10,000,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 3.75%. In consideration for the amendment of the loan agreement, discussed below, the margin during the waiver period was increased to 4.10%.

Debt Securities: All loans are secured by first priority mortgages on the vessels discussed above and first assignments of all freights, earnings and insurances. The loan agreements also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business. The loan agreements also require that Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of the Company. The loans include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross‑default to other indebtedness and non-compliance with security documents, and prohibit the Company from paying dividends if the Company is in default on its loans and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant, except in the cases discussed below. In addition, all secured loan agreements contain minimum asset cover ratios ranging between 120% and 140%, except in the case of the waiver periods, discussed below; according to the provisions of each individual loan agreement with the relevant bank.

Debt Covenants: The secured loan agreements contain also the following financial covenants, calculated on a consolidated basis, determined according to the provisions of each individual loan agreement with the relevant bank:

•	The ratio of EBITDA to Net Interest Expense shall not be less than 2.5:1;
•	The ratio of Total Debt or Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.65:1;
•	The Market Value Adjusted Net Worth shall not be less than $100,000,000;
•	Liquid Assets shall exceed the higher of $750,000 per Fleet vessel or $8,000,000.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.            Long-term Debt – Continued

During the fourth quarter of 2014, the Company entered into new or supplemental agreements with its lenders and agreed to certain amendments in the financial covenants included in the loan agreements, as described below:

(a)          $100,000,000 senior secured loan agreement with ABN AMRO Bank

For the waiver period commencing on April 1, 2014 and ending on June 29, 2015, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 110% during the waiver period and 140% thereafter;

(ii)	The Market Value Adjusted Net Worth shall not be less than $50,000,000 during the waiver period and $100,000,000 thereafter; and

(iii)	The ratio of Total Debt to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and less than 0.65:1 thereafter.

The Company, during the waiver period may declare and pay quarterly dividends or make any other form of distribution at a maximum amount of $0.05 per common share outstanding.

(b)          $30,000,000 secured loan agreement with Unicredit Bank

For the waiver period commencing on January 1, 2014 and ending on June 30, 2015, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio during the waiver period is waived and as long as there are waivers in place or favorable to the Company amendments with the other lenders in relation to the asset cover ratio, it will be considered waived until the earliest date of such waiver or amendment, otherwise the minimum asset cover ratio shall be 120%;

(ii)	Liquid Assets during the waiver period should be the higher of (A) $500,000 per vessel and (B) $5,000,000, provided that equivalent provisions in other loan agreements are not higher, on which case such higher provisions would apply and for the period commencing thereafter Liquid Assets should be the higher of (A) $750,000 per vessel and (B) $8,000,000, unless equivalent provisions in other loan agreements are lower, on which case, Liquid Assets should be the higher of (A) the higher of $500,000 per vessel and the amount agreed with the other lenders on a per vessel basis and (B) the higher of $5,000,000 and the amount agreed with the other lenders on an aggregate basis; and

(iii)	The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.80:1 during the waiver period and less than 0.65:1 thereafter, unless equivalent provisions in other loan agreements are higher, on which case, the lower of such higher ratios shall apply.

Pursuant to the supplemental agreement dated December 17, 2014, the ratio of Total Debt to EBITDA shall not apply after the date of this agreement. In consideration for the amendment of the loan agreement, the Company agreed to waiver fees, which will be paid together with the last instalment.

(c)          $31,650,000 secured loan agreement with Credit Suisse

Pursuant to the loan agreement dated November 11, 2014, the Company agreed to the following financial covenants, calculated on a consolidated basis and security cover provisions:

(i)	Liquid Assets should be the higher of (A) $6,000,000 (during the first year from the date of the loan agreement), $7,000,000 (during the second year from the date of the loan agreement) and $8,000,000 thereafter and (B) $500,000 per vessel; and

(ii)	The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.80:1; and

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

8.            Long-term Debt – Continued

(iii)	The minimum security cover shall be 130%.

The ratios of EBITDA to net interest expense, Market Value Adjusted Net Worth and the ratio of Total Debt to EBITDA, contained in the original loan agreements, were removed.

(e)          $25,000,000 secured loan agreement with ABN AMRO Bank

For the waiver period commencing on April 1, 2014 and ending on June 29, 2015, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 120% during the waiver period and 140% thereafter;

(ii)	The Market Value Adjusted Net Worth shall not be less than $50,000,000 during the waiver period and $100,000,000 thereafter; and

(iii)	The ratio of Total Debt to Market Value Adjusted Total Assets shall be less than 0.85:1 during the waiver period and less than 0.65:1 thereafter.

The Company, during the waiver period may declare and pay quarterly dividends or make any other form of distribution at a maximum amount of $0.05 per common share outstanding.

As of December 31, 2014, the Company was in compliance with all of its debt covenants, or had obtained waivers. In 2015, the waivers expire. Absent the waivers and amendments applicable to December 31, 2014 noted above and given the current vessel values, it is probable that the Company will not be in compliance with the minimum asset cover ratios, the ratio of Total Liabilities to Market Value Adjusted Total Assets and the Market Value Adjusted Net Worth. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of the Company's debt and the acceleration of such debt by the lenders. Thus, as of December 31, 2014, as discussed in Note 3, the Company has classified its long-term debt as current, along with the associated restricted cash and interest rate swap assets and liabilities. The Company believes it will successfully conclude obtaining waivers for the potential covenant breaches or amend several of its loan covenants.

The weighted average interest rates for the years ended December 31, 2012, 2013 and 2014 were 3.47%, 3.34% and 3.50%, respectively.

9.            Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties, trade accounts receivable and prepaid expenses and other receivables. The principal financial liabilities of the Company consist of bank debt, interest rate swaps, accounts payable, amounts due to related parties, accrued liabilities, warrant liability and dividends on preferred shares payable.

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

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

9.            Financial Instruments - Continued

(c) Fair value: In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

(i)	Level 1: Quoted market prices in active markets for identical assets or liabilities;

(ii)          Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; and

(iii)         Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of trade accounts receivable, other receivables, amounts due from related parties, cash and cash equivalents, restricted cash, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of bank debt approximates the recorded value, due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy. The interest rate swaps and the warrant liability, discussed below, are stated at fair value. The fair value of the interest rate swaps is based on a discounted cash flow analysis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Interest rate swap agreements

The Company entered into the following interest rate swap agreements in order to hedge its variable interest rate exposure:

	Counterparty	Trade Date	Effective Date	Termination Date	Notional Amount December 31, 2014	Fixed Rate	Floating Rate
1.	Unicredit Bank	March 20, 2012	May 18, 2012	May 18, 2017	$3,900,000	1.48%	3-month USD LIBOR
2.	Credit Suisse AG	April 19, 2012	May 30, 2012	May 30, 2017	$3,837,500	1.20%	3-month USD LIBOR
3.	Credit Suisse AG	June 1, 2012	May 30, 2012	May 30, 2017	$3,837,500	1.0375%	3-month USD LIBOR
4.	Credit Suisse AG	July 4, 2012	August 30, 2012	May 30, 2017	$3,929,600	0.995%	3-month USD LIBOR
5.	Unicredit Bank	July 5, 2012	August 17, 2012	May 18, 2017	$5,850,000	0.98%	3-month USD LIBOR
6.	Credit Suisse AG	July 10, 2012	August 30, 2012	May 30, 2017	$3,929,600	0.935%	3-month USD LIBOR
7.	ABN AMRO	August 8, 2012	October 2, 2012	July 2, 2015	$13,750,000	0.595%	3-month USD LIBOR
8.	ABN AMRO	September 28, 2012	November 6, 2012	May 6, 2017	$9,496,500	0.74%	3-month USD LIBOR
9.	HSH Nordbank	September 28, 2012	November 6, 2012	May 6, 2017	$9,496,500	0.76%	3-month USD LIBOR
					$58,027,200

The notional amounts of the interest rate swap agreements are equally reduced on a quarterly basis until their expiration.

The above swaps qualified for hedge accounting as of December 31, 2013. Following the completion of the new or supplemental loan agreements discussed in Note 8, the swaps with Credit Suisse and Unicredit Bank no longer qualify for hedge accounting. The remaining swaps qualified for hedge accounting as of December 31, 2014. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and records the resulting unrealized gains or losses during the period in Other Comprehensive Loss in the Statement of Stockholders' Equity, for the swaps that qualify for hedge accounting, while for the remaining swaps unrealized gains or losses are recognized in the statement of comprehensive income. As of December 31, 2014, the Company believes it is probable that it will not be in compliance with certain covenants under its loan agreements at measurement dates within the next twelve months from the date of financial statements. If such a default occurs, the Company will also be in default under its interest rate swap agreements. Accordingly, as of December 31, 2014, the interest rate swaps were classified as current.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

9.            Financial Instruments – Continued

Warrant liability

On April 15, 2014, the Company completed the public offering of 5,000,000 units, each consisting of one common share and one warrant to purchase 0.40 common shares (the "Units") at a public offering price of $2.05 per unit (Note 10), of which $0.31 was allocated to each warrant, based on its estimated fair value. Additionally, a portion of the over-allotment option was exercised for 647,500 warrants at a price of $0.01 per warrant. The warrants have an exercise price of $2.65 per share, are exercisable immediately upon issuance, and will expire on April 10, 2019. In addition, the Company has the right, commencing one year after issuance of the warrants, to call all of the outstanding warrants for redemption at a price of $0.01 for each warrant and upon not less than 30 days prior written notice of redemption to each warrant holder, subject to certain conditions, including that the reported last sale price of the Company's common shares is at least $5.00 for any 20 trading days within a 30 consecutive trading day period ending on the third business day prior to the notice of redemption to warrant holders.

As of December 31, 2014, the Company had 5,647,500 warrants outstanding that are exercisable into 2,259,000 common shares. Under certain circumstances that are not solely within the control of the Company, the Company may be required to settle these warrants by delivering cash to the holder and hence based on the guidance contained in ASC 815 "Derivatives and Hedging", management has classified these warrants as a derivative liability and has recorded the liability at fair value. There was no warrant activity during the period from April 15, 2014 to December 31, 2014.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statement of stockholders' equity or consolidated statement of comprehensive income are shown below:

Derivative Instruments designated as hedging instruments

		December 31,
		2013	2014
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$190,973	$18,938
Interest rate swaps	Current assets – Interest rate swaps	(106,823)	(80,947)
Total derivatives		$84,150	$(62,009)

Derivative Instruments not designated as hedging instruments

		December 31,
		2013	2014
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$-	$63,185
Interest rate swaps	Current assets – Interest rate swaps	-	(4,136)
Warrant liability	Long-term liabilities – Warrant liability	-	282,375
Total derivatives		$-	$341,424

The following table presents the impact of derivative instruments and their location within the consolidated statements of comprehensive income:

Derivative Instruments designated as hedging instruments

		Year Ended December 31,
	Location of Gain/(Loss) Recognized	2012	2013	2014
Interest rate swaps	Interest and finance costs	$(143,156)	$(424,533)	$(374,843)

Derivative Instruments not designated as hedging instruments

		Year Ended December 31,
	Location of Gain/(Loss) Recognized	2012	2013	2014
Interest rate swaps	Loss on derivatives	$-	$-	$(82,160)
Warrant liability	Fair value change of warrants	-	-	1,274,100
		$-	-	1,191,940

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

9.            Financial Instruments – Continued

The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market‑based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.

The Company uses the Cox-Rubinstein Trinomial methodology to measure the warrant liability. The assumptions used to calculate the fair value of the warrants on April 15, 2014 and December 31, 2014, were as follows:

a.	Underlying stock price of $2.38 and $0.86 being the closing share prices on April 9, 2014 and December 31, 2014, respectively
b.	Exercise price of $2.65 based upon agreement
c.	Volatility of 54.05% and 54.84% on April 9, 2014 and December 31, 2014, respectively based on the Company's share price performance
d.	Time to expiration based upon the contractual life or expected term if applicable
e.	Short-term (risk-free) interest rate based on the treasury securities with a similar expected term
f.	No dividend distributions

The Company considers the warrant liability to be Level 3 because the share price volatility and the expected life of the contract are neither directly nor indirectly observable. At December 31, 2014, a 10% increase in the share price volatility would increase the warrant liability by approximately 12%, while a 10% decrease in the share price volatility would decrease the warrant liability by approximately 20%. A 10% decrease in the expected life of the contract would decrease the warrant liability by approximately 12%. The Company did not perform a sensitivity analysis for an increase in the expected life of the contract, since the fair value was determined assuming the warrants are held until expiration.

The following table sets forth a summary of changes in fair value of the Company's Level 3 fair value measurements for the year ended December 31, 2014:

Year ended December 31, 2014
Beginning balance	$-
Issuances	1,556,475
Settlements	-
Fair value change of warrants, included in earnings	(1,274,100)
Balance, December 31, 2014	$282,375

As of December 31, 2013 and 2014, no fair value measurements for assets or liabilities under Level 1 were recognized in the Company's consolidated balance sheets. The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2012, 2013 and 2014.

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

Box Ships Inc. was incorporated with authorized 100 shares of capital stock at no par value, all of which had been issued to Paragon. On April 11, 2011, the authorized share capital of the Company was increased to 500,000,000 registered shares, comprised of 475,000,000 shares of common stock and 25,000,000 shares of preferred stock, each with a par value of $0.01 per share. The 100 shares of capital stock, no par value, held by Paragon were converted to 100 shares of common stock, par value $0.01 per share, and were subsequently cancelled.

On July 18, 2012, the Company completed a public offering of 4,285,715 common shares at a public offering price of $7.00 per share, resulting in net proceeds of $28,539,005, after deducting underwriters' discounts and commissions. A portion of the net proceeds of this offering was used to redeem 692,641 of the Series B Preferred Shares issued to Neige International Inc. ("Neige International"), a company controlled by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, in the Private Offering, discussed below, at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends.

On March 18, 2013, the Company completed a public offering of 4,000,000 common shares at a public offering price of $5.25 per share, resulting in net proceeds of $20,055,000, net of underwriters' discounts and commissions.

On April 15, 2014, the Company completed the public offering of 5,000,000 Units. Neige International, in a concurrent private placement, purchased directly from the Company 500,000 Units at the public offering price. The proceeds from the offering and the concurrent private placement of the Units, after underwriting discounts and commissions were $10,753,000, including $1,550,000 allocated to the warrant liability. Other offering expenses amounted to $197,410.

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

On May 12, 2014, the Company's board of directors authorized a share buyback program of up to $5,000,000 for a period of twelve months. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

During 2012, 2013 and 2014, 324,000, 365,000 and 340,000 common shares, respectively, were issued under the Company's equity incentive plan (Note 12). During 2014, 1,000 non-vested shares were cancelled.

As of December 31, 2013 and 2014, the Company had a total of 25,291,715 and 31,130,715 common shares outstanding, respectively.

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

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

10.          Capital Structure – Continued

On June 12, 2012, the Company completed a private offering (the "Private Offering"), to Neige International, whereby it issued and sold to Neige International 1,333,333 units, each unit consisting of one of the Company's 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") and one warrant (refer (c) below) to purchase one of its common shares at an exercise price of $7.74 per share at any time on or prior to June 30, 2017, at an offering price of $28.875 per unit, which resulted in gross proceeds to the Company of $38,499,990.

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

The Company during 2012 and 2013 paid to Neige International, the only holder of the Company's Series B and Series B-1 Preferred Shares, dividends of $770,010 and $1,545,596, respectively. In addition, during 2013 and 2014, the Company paid to holders of the Series C Preferred Shares, dividends of $219,844 and $2,061,749, respectively, and declared and accrued dividends of $515,437 and $515,437, which were paid on January 2, 2014 and January 2, 2015, respectively. As of December 31, 2013 and 2014, the Company had a total of 916,333 Series C Preferred Shares outstanding.

(c)	Warrants:

The warrants issued in April 2014 in the concurrent private placement discussed above, have an exercise price of $2.65 per share, are exercisable immediately upon issuance, and will expire on April 10, 2019. In addition, the Company has the right, commencing one year after issuance of the warrants, to call all of the outstanding warrants for redemption at a price of $0.01 for each warrant and upon not less than 30 days prior written notice of redemption to each warrant holder, subject to certain conditions, including that the reported last sale price of the Company's common shares is at least $5.00 for any 20 trading days within a 30 consecutive trading day period ending on the third business day, prior to the notice of redemption to warrant holders.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

10.          Capital Structure – Continued

The fair value of the warrants at inception, was estimated at $0.31, using the Cox-Rubinstein Trinomial methodology. The assumptions used to calculate the fair value of the warrants at inception were as follows:

a.	Underlying stock price of $2.38 being the closing share prices on April 9, 2014
b.	Exercise price of $2.65 based upon agreement
c.	Volatility of 54.05% on April 9, 2014 based on the Company's share price performance
d.	Time to expiration based upon the contractual life or expected term if applicable
e.	Short-term (risk-free) interest rate based on the treasury securities with a similar expected term
f.	No dividend distributions

The warrants attached to the Units issued to Neige International, provide for physical settlement requiring the Company to deliver shares to the holder of the warrants in exchange of cash and do not contain any provisions requiring settlement in cash. As a result, the fair value of the warrants issued to Neige International, was classified into permanent equity and subsequent changes in fair value are not recognized in the consolidated financial statements.

11.          Accumulated Other Comprehensive Income / (Loss)

The components of AOCI included in the accompanying consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Changes in AOCI by Component

Unrealized Gain / (Loss) on cash flow hedges
AOCI — Balance, January 1, 2013	$(651,896)

OCI before reclassifications	992,279
Amounts reclassified from AOCI	(424,533)
Net current-period OCI	567,746

AOCI — Balance, December 31, 2013	$(84,150)

OCI before reclassifications	521,002
Amounts reclassified from AOCI	(374,843)
Net current-period OCI	146,159

AOCI — Balance, December 31, 2014	$62,009

Reclassifications out of AOCI

Details about AOCI Components	Amount Reclassified from AOCI	Affected Line Item in the Statement Where Net Income is Presented
Gains and losses on cash flow hedges
Interest rate contracts	$143,156	Interest and finance costs
Total reclassifications for 2012	$143,156

Interest rate contracts	$424,533	Interest and finance costs
Total reclassifications for 2013	$424,533

Interest rate contracts	$374,843	Interest and finance costs
Total reclassifications for 2014	$374,843

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

12.          Share Based Compensation

Equity incentive plan

On April 19, 2011, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive awards in the form of (a) stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units and (e) unrestricted stock. A total of 2,000,000 shares, as amended in February 2013, were reserved for issuance under the plan. The board of directors administers the plan. Under the terms of the plan, the board of directors is able to grant options exercisable at a price per common share to be determined by the board of directors but in no event less than fair market value as of the date of grant. As of December 31, 2014, there were 655,000 shares of common stock available for issuance under the equity incentive plan.

Non-vested share awards

Until the forfeiture of any non-vested share awards, all non-vested share awards give the grantee the right to vote such non-vested share awards and to receive and retain all regular cash dividends paid on such non-vested share awards with no obligation to return the dividend if employment ceases and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the non-vested share awards. All share awards are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. The Company estimates the forfeitures of non-vested share awards to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The accounting guidance relating to the share based payments describes two generally accepted methods of accounting for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front‑loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award. Management has selected the straight-line method with respect to the non-vested share awards because it considers each non-vested share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front‑loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case.

The details of the non-vested share awards granted are outlined as follows:

	Grant date	Final vesting date	Total shares granted	Grant Date Fair Value
A.	April 19, 2011	April 19, 2014	100,000	$11.050
B.	July 14, 2011	April 19, 2014	8,000	$10.735
C.	December 5, 2011	December 31, 2014	209,000	$10.230
D.	January 2, 2012	December 31, 2014	8,000	$8.660
E.	February 3, 2012	December 31, 2014	1,000	$8.275
F.	November 14, 2012	December 31, 2014	315,000	$5.345
G.	February 4, 2013	December 31, 2014	34,000	$6.110
H.	November 22, 2013	December 31, 2015	315,000	$3.175
I.	December 19, 2013	December 31, 2015	16,000	$2.910
J.	November 10, 2014	December 31, 2016	340,000	$0.910

A summary of the activity for non-vested share awards for the year ended December 31, 2014, is as follows:

	Number of shares	Weighted Average Fair Value
Non-vested, January 1, 2014	614,170	$7.091
Granted	340,000	0.910
Cancelled	(1,000)	6.110
Vested	(447,670)	7.175
Non-vested, December 31, 2014	505,500	$2.326

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

12.          Share Based Compensation – Continued

The non-vested share awards under H and I above, vest ratably in annual installments over a two-year period commencing on December 31, 2014 and ending on December 31, 2015. The non-vested share awards under J above, vest ratably in annual installments over a two-year period commencing on December 31, 2015 and ending on December 31, 2016. The remaining unrecognized compensation cost amounting to $786,826 as of December 31, 2014, is expected to be recognized over the remaining period of 1.4 years, according to the contractual terms of those non-vested share awards.

The total fair value on the vesting date of shares that vested under the equity incentive plan during the years ended December 31, 2012, 2013 and 2014, was $614,000, $980,083 and $423,316, respectively.

Share based compensation for the years ended December 31, 2012, 2013 and 2014, amounted to $1,225,276, $2,066,688 and $2,247,002, respectively, and is included in general and administrative expenses.

13.          Vessel Operating Expenses

Vessel operating expenses, including related party amounts, are comprised as follows:

	2012	2013	2014
Crew wages and related costs	$7,238,368	$8,422,650	$8,566,126
Insurance	1,790,754	1,936,475	1,643,196
Repairs and maintenance	729,419	761,048	1,056,599
Spares and consumable stores	5,987,478	6,055,239	5,867,906
Tonnage taxes	64,580	220,217	232,517
Miscellaneous expenses	476,433	599,598	904,012
Total	$16,287,032	$17,995,227	$18,270,356

14.          General and Administrative Expenses

General and administrative expenses, including related party amounts, are comprised as follows:

	2012	2013	2014
Share based compensation	$1,225,276	$2,066,688	$2,247,002
Executive services	2,592,660	3,013,000	2,939,560
Non-executive directors' remuneration	154,836	176,559	210,637
Office rent	12,577	21,268	24,924
Travel expenses	119,113	95,778	61,114
Personnel and other expenses	64,277	50,302	89,031
Professional services	1,066,699	1,358,530	1,227,830
Directors and officers insurance	104,241	92,951	84,405
Stock market annual fees	176,363	126,191	123,216
Other expenses	404,794	274,677	224,670
Total general and administrative expenses	$5,920,836	$7,275,944	$7,232,389

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

15.          Other operating (income) / expenses

Other operating (income) / expenses in 2014 include: (a) in October 2014, the OOCL Hong Kong while carrying out cargo operations at Sydney Container Terminal ("Terminal") collided with another vessel. The collision caused several damages to the OOCL Hong Kong and the Terminal, for which a provision of $315,498 has been made. The Company intends to submit a claim to the owner of the other vessel, such amounts claimed will be recognized when recovery is assured, (b) special solidarity contribution to the Greek economy of $195,499. Operating income in 2013 of $522,781 relates to the settlement of a hull and machinery claim in relation to the Box Voyager, incurred in 2012.

16.          Earnings Per Share (EPS)

Basic EPS – Common Shares:

Numerator	2012	2013	2014
Net income	$13,176,164	$15,307,658	$2,623,515
Less: Series B-1 Preferred Shares dividends	(1,238,516)	(1,077,090)	-
Less: Redemption of Series B-1 Preferred Shares	(1,762,511)	(2,062,788)	-
Less: Series C Preferred Shares dividends	-	(735,281)	(2,061,749)
Less: Income attributable to non-vested share awards	(189,769)	(270,783)	(12,208)
Net income available to common shareholders	$9,985,368	$11,161,716	$549,558

Denominator
Weighted average number of common shares outstanding, basic	17,980,980	23,587,529	28,636,900

Net income per common share, basic	$0.56	$0.47	$0.02

Diluted EPS – Common Shares:

Numerator	2012	2013	2014
Net income	$13,176,164	$15,307,658	$2,623,515
Less: Series B-1 Preferred Shares dividends	(1,238,516)	(1,077,090)	-
Less: Redemption of Series B-1 Preferred Shares	(1,762,511)	(2,062,788)	-
Less: Series C Preferred Shares dividends	-	(735,281)	(2,061,749)
Plus: Dividends on Series B-1 Preferred Shares, if converted to common shares	864,133	1,077,090	-
Less: Income attributable to non-vested share awards	-	(270,783)	(12,208)
Net income available to common shareholders	$11,039,270	$12,238,806	$549,558

Denominator
Weighted average number of common shares outstanding, basic	17,980,980	23,587,529	28,636,900
Effect of Series B-1 Preferred Shares, if converted to common shares	2,415,653	3,133,151	-
Weighted average number of common shares outstanding, diluted	20,396,633	26,720,680	28,636,900

Net income per common share, diluted	$0.54	$0.46	$0.02

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

16.          Earnings Per Share (EPS) – Continued

Weighted Average Number of Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards from their vesting date.

Weighted Average Number of Common Shares – Diluted - In calculating diluted EPS the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for the common shares, the unvested share awards outstanding under the Company's Stock Incentive Plan, common shares issuable upon exercise of the Company's outstanding warrants and common shares issuable upon conversion of all outstanding convertible preferred shares, are included in the shares outstanding under the treasury stock method, unless their effect is anti-dilutive.

The Company excluded the dilutive effect of 505,500 (2013: 614,170, 2012: 532,333) non-vested share awards and 7,480,833 (2013: 1,333,333, 2012: 1,333,333) warrants in calculating dilutive EPS for its common shares as of December 31, 2014, as they were anti-dilutive.

17.          Income Taxes

Box Ships and certain of its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes.

Two of the subsidiaries are incorporated in Hong Kong and their vessels are flying a Hong Kong flag. Pursuant to the relevant provisions of the Hong Kong Inland Revenue Ordinance, the related charter hire income should not be subject to Hong Kong profits tax since the vessels did not navigate solely or mainly within Hong Kong waters during 2012, 2013 and 2014.

For the years ended December 31, 2012, 2013 and 2014, the Company was not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as it qualified for the exemption of Section 883.

18.          Commitments and Contingencies

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

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2014, net of commissions are:

For the year:	Amount
2015	$27,579,403
2016	3,705,000
Total	$31,284,403

Charter hires are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 18 days to perform any scheduled drydocking on each vessel has been deducted, when applicable, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

BOX SHIPS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars, except for share data)

19.          Subsequent Events

a.	Transactions with related parties:

A.	Allseas Marine S.A.: Effective January 2, 2015, the Company and Allseas mutually agreed to terminate a portion of the services that were provided by Allseas under the terms of the original management agreements. The amended and restated management agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the amended and restated management agreements may be terminated by either party for cause, as set forth in the amended and restated management agreements, on at least 30 days advance written notice. The amended and restated management agreements provide for management fees, pre-delivery services fees and superintendent fees, as described in more detail in Note 4. In addition, on January 2, 2015, the Compensation Agreement that the Company and Allseas entered into in September 2012 was amended and restated to reflect the amended and restated management agreements. The provisions contained in the original Compensation Agreement (Note 4) remain unchanged.

B.	Seacommercial Shipping Services S.A. ("Seacommercial" or "Broker"): On January 2, 2015, the Company entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, is the sole shareholder and Managing Director of Seacommercial. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause, as set forth in the agreements, on at least 30 days advance written notice. The agreements provide for the following:

(i) Charter Hire Commissions – The Company pays Seacommercial 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels.

(ii) Vessel Commissions – A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of the Company, is payable to Seacommercial.

In addition, on January 2, 2015, the Company entered into a Compensation Agreement with Seacommercial, whereby in the event that Seacommercial is involuntarily terminated as the broker of its fleet (including the termination by Seacommercial of the agreements for cause), it shall compensate Seacommercial with an amount equal to the sum of three years of charter brokerage commissions, based on the fleet at the time of termination, on the condition that Seacommercial will not receive this termination fee in the event that the Company terminates its agreements with Seacommercial for cause.

b.            Dividend declaration

On March 13, 2015, the Company declared a dividend of $515,437 or $0.5625 per share on its Series C Preferred Shares, for the period from January 1, 2015 to March 31, 2015, payable on April 1, 2015 to shareholders of record as of March 31, 2015.