Form 20-F
period 2015-12-31
Box Ships Inc.
filed 2016-04-27
CIK 1504795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Mrs. Aikaterini Stoupa

+30 210 891-4600, k.stoupa@box-ships.com

15 Karamanli Ave., GR 166 73, Voula, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class

Common share, $0.01 par value

Preferred Stock Purchase Rights

9.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 31,280,555 shares of the registrant's common stock, par value $0.01 per share, outstanding.

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

Please note in this annual report, "we," "us," "our," and "the Company," all refer to Box Ships Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires. References to our "Managers" refer to Allseas Marine S.A., or Allseas, and Seacommercial Shipping Services S.A., or Seacommercial, companies controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, which are responsible for the commercial and technical management functions for our fleet.

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

Forward-looking statements include, but are not limited to, such matters as:

•	our future financial condition or results of operations and future revenues and expenses;
•	our ability to identify and acquire additional containerships;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•	our ability to repay our debt and obtain additional financing;
•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;
•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;
•	our expectations of our ability to pay dividends on our preferred stock;
•	future supply of, and demand for, products suitable for shipping in containers;
•	our charterers' performance of their obligations under our time charters;
•	changes in the supply and demand of containerships, including newbuilding vessels or lower than anticipated scrapping of older vessels;
•	changes in rules and regulations applicable to the container shipping industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities;
•	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;
•	the adequacy of our insurance arrangements;
•	changes in general domestic and international political conditions;
•	changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking or maintenance and repair costs) and unanticipated dry-dock expenditures;
•	the ability to leverage the relationships and reputations of Allseas Marine S.A. and Seacommercial Shipping Services S.A. in the shipping industry;
•	the ability to maximize the use of vessels;
•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;
•	the ability to compete successfully for future chartering and newbuilding opportunities;
•	the expenses under service agreements with affiliates;
•	the anticipated taxation of our company and distributions to our shareholders;
•	the expected life span of our vessels;
•	customers' increasing emphasis on environmental and safety concerns;
•	anticipated funds for liquidity needs and the sufficiency of cash flows; and
•	our business strategy and other plans and objectives for future operations.

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

Not applicable.

A. Selected Financial Data

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

Box Ships Inc. and its subsidiaries

The following historical information was derived from the audited consolidated financial statements of the Company as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011 and 2012, not included in this annual report, and the audited consolidated financial statements of the Company as of December 31, 2014 and 2015 and for the three years ended December 31, 2015, included elsewhere in this annual report. We refer you to the notes to the audited consolidated financial statements of the Company for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the financial statements, related notes and other financial information included herein.

STATEMENTS OF INCOME / (LOSS) DATA

(Expressed in United States Dollars, except for share data)	2011	2012	2013	2014	2015
Net Revenues	$38,272,662	$65,888,142	$69,836,201	$49,864,674	$44,044,538

Voyage expenses	486,158	2,522,736	2,527,566	1,604,439	2,340,799
Vessels operating expenses	8,417,447	16,287,032	17,995,227	18,270,356	16,548,805
Dry-docking expenses	-	2,062,390	1,010,230	2,314,017	2,511,850
Management fees charged by a related party	1,350,685	2,370,144	2,782,926	2,829,632	2,375,054
Depreciation	8,050,079	15,027,280	15,135,897	15,135,897	15,135,897
General and administrative expenses	2,500,469	5,920,836	7,275,944	7,232,389	5,223,081
Impairment loss	-	-	-	-	21,642,089
Other operating (income) / expense	-	-	(522,781)	510,997	167,253

Operating income / (loss)	17,467,824	21,697,724	23,631,192	1,966,947	(21,900,290)

Total other (expenses) / income, net	(4,514,438)	(8,521,560)	(8,323,534)	656,568	(5,068,461)

Net income / (loss)	$12,953,386	$13,176,164	$15,307,658	$2,623,515	$(26,968,751)

Income allocated to preferred shares	-	(3,001,027)	(3,875,159)	(2,061,749)	(2,061,749)

Net income / (loss) available to common shareholders	$12,953,386	$10,175,137	$11,432,499	$561,766	$(29,030,500)

Earnings / (Loss) per common share, basic	$0.83	$0.56	$0.47	$0.02	$(0.93)
Earnings / (Loss) per common share, diluted	$0.83	$0.54	$0.46	$0.02	$(0.93)

Weighted average number of common shares outstanding, basic	15,433,519	17,980,980	23,587,529	28,636,900	30,587,269
Weighted average number of common shares outstanding, diluted	15,433,519	20,396,633	26,720,680	28,636,900	30,587,269

Dividends declared per common share	$0.45	$1.08	$0.52	$-	$-
Dividends declared per Series B and B-1 preferred share	$-	$2.93	$2.93	$-	$-
Dividends declared per Series C preferred share	$-	$-	$2.25	$2.25	$2.25

SELECTED BALANCE SHEET DATA

	December 31,
(Expressed in United States Dollars)	2011	2012	2013	2014	2015
Total current assets	$16,294,791	$19,578,166	$31,691,262	$22,011,255	$21,024,921
Fixed assets, net	366,969,347	401,328,434	386,192,537	371,056,640	334,278,654
Other non-current assets	18,146,748	24,157,269	11,722,839	4,781,310	947,330
Total Assets	401,410,886	445,063,869	429,606,638	397,849,205	356,250,905
Current liabilities	22,357,768	42,659,883	184,434,021	140,886,944	128,057,376
Long-term liabilities	196,692,041	181,624,703	453,248	282,375	3,388
Total Liabilities	219,049,809	224,284,586	184,887,269	141,169,319	128,060,764
Total stockholders' equity	182,361,077	220,779,283	244,719,369	256,679,886	228,190,141
Total Liabilities and Equity	$401,410,886	$445,063,869	$429,606,638	$397,849,205	$356,250,905

Ardelia Navigation Ltd. and Eridanus Trading Co. (the Owning Companies)

Ardelia was incorporated in Liberia on June 15, 2010, and was the owner of the Liberian flag 3,426 TEU 2010-built containership Box Voyager. Eridanus was incorporated in Liberia on July 1, 2010, and was the owner of the Liberian flag 3,426 TEU 2010-built containership Box Trader. Ardelia and Eridanus are both wholly owned subsidiaries of Paragon Shipping. The following historical information was derived from the audited combined statements of operations for the period from January 1, 2011 to April 28, 2011 (the last date the Box Voyager and the Box Trader were owned by Ardelia and Eridanus, respectively). Following our initial public offering, or the Initial Public Offering, the vessels were sold and delivered to us on April 29, 2011.

STATEMENTS OF OPERATIONS DATA

(Expressed in United States Dollars)	For the period from January 1, 2011 to April 28, 2011
Net Revenues	$4,664,540
Voyage expenses	25,659
Vessels operating expenses	1,070,338
Management fees charged by a related party	204,948
Depreciation	963,881
Operating income	2,399,714

Total other expenses, net	(503,305)

Net income	$1,896,409

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to us, the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our common stock.

Industry Specific Risk Factors

The container shipping industry is cyclical and volatile in terms of charter rates and profitability, which may further affect our earnings and cash flow.

Our growth generally depends on continued growth in world and regional demand for container shipping services.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect global container trade. Containership charter rates declined substantially since 2011 primarily as a result of excess capacity on the key east-west routes, the reluctance of liners to cull services, a fight for market share between certain liner companies and a decline in global consumer demand from Europe and the United States. Freight rates remained weak through 2013 and bottomed in early 2014. Since early 2014, freight rates have improved from their historical lows, but currently remain significantly below their historical averages. The existing oversupply in the containership market may cause time charter rates to further decline for both short- and long-term periods as well as box freight rates charged by liner companies to shippers.

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

Our ability to charter additional vessels we may acquire in the future and recharter our containerships upon the expiration or termination of their current charters, and the charter rates payable under any charters or renewal options or replacement charters, will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. Currently, all of our vessels (with the exception of Box Emma, Box Queen and Maule, which are idle) are employed under short-term time charter contracts. If the charter market remains at current levels when the current charters expire, we may be forced to recharter our vessels at unprofitable rates, or we may not be able to recharter our vessels at all, which may eliminate our earnings. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan, which may affect our ability to operate our vessels profitably. The rates in the containership market also affect the value of our vessels, which follow the trends of freight rates and containership rates.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade as a result of the lingering effects of the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011, and continued to be weak throughout 2012 and 2013, especially for medium to smaller size containerships. Freight rates stabilized toward the end of 2012, remained at similar levels in 2013, but began to show signs of improvement through 2014 although they remain below their historical averages, which has adversely affected the profitability of liner companies. Through 2014, rates began to show signs of improvement but they declined in 2015, where they remained below their historical averages, which has adversely affected the profitability of liner companies. The financial challenges faced by liner companies and efforts to obtain third party aid to restructure their obligations have reduced demand for containership charters compared to historical averages and may increase the likelihood of our customers being unable or unwilling to pay us the contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under our time charters, and any new charter arrangements we are able to secure may be at lower rates, which would adversely affect our results of operations and cash flows.

We depend on a limited number of customers in a consolidating industry for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenues from a limited number of charterers. Our charterers' payments to us under their charters are our sole source of revenue. Some of our charterers are privately-owned companies for which limited credit and financial information was available to us in making our assessment of counterparty risk when we entered into our charter. If one or more of these charterers terminates its charter or chooses not to re-charter our vessel or is unable to perform under its charter with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations. In addition, we may be required to change the flagging or registration of the related vessel and may incur additional costs, including maintenance and crew costs if a charterer were to default on its obligations. Our stockholders do not have any recourse against our charterers.

We will seek to re-employ our containerships upon the termination or expiration of the charters described above, and to employ any additional vessels we acquire, pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In recent years, some liner companies, including our charterers, have publicly acknowledged the financial difficulties they face, announced efforts to obtain third-party aid to restructure their obligations and reported substantial losses. Many liner companies reported losses during 2013 and 2014. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with these liner companies or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations as well as our cash flows.

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

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014 was 7.4%, down from a growth rate of 7.7% in 2013, and remained below pre-2008 levels. In 2015, China’s economy grew by 6.9%, a growth which is forecasted to continue to slow during 2016. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our operations and ability to implement our growth strategy successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. An extended period of adverse development in the outlook for European countries could reduce the overall demand for consumer products and consequently for our services. In addition, as a result of the ongoing economic crisis in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees, which may adversely affect our operations and those of our Managers located in Greece.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

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

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment, or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions, as was the case, as of December 31, 2015, for two of our vessels, the Box Hong Kong and Box China, we will incur a loss that could adversely affect our operating results.

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

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain our current charterers or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

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

Further, despite the recent low fuel prices, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and, more recently, in Paris in 2015 and Brussels in 2016, and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere, which may contribute to further economic instability in the global financial markets. Any such attacks, conflict or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition, results of operations and ability to obtain additional financing on terms acceptable to us or at all. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, including Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, which we refer to as Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our securities may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We conduct part of our business in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Any charters that we may enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, or their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Company Specific Risk Factors

In the past we have not been, and in the future we may not be, in compliance with certain of the financial covenants contained in our loan agreements, which may have an adverse effect on our financial condition, results of operations and cash flows.

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

During 2014 and 2015, we entered into new or supplemental agreements with our lenders and agreed to certain amendments, waivers of certain financial covenants and permanent removal of certain other financial covenants, as described under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Loan Agreements." As of December 31, 2015, we were in compliance with all of our debt covenants, as amended, with the exception of the market value adjusted net worth. The current vessels' values indicate that if we are not able to obtain additional amendments or waivers, we may not be able to maintain or regain compliance with the relevant financial covenants upon expiration of the existing waivers during 2016. We are in negotiations to obtain waivers for the current covenant breach or amend several of its loan covenants or obtain permanent relaxation of covenants.

In addition, all of our secured loan agreements contain a cross-default provision that may be triggered by a default under one of our other secured loan agreements, including our breach of one or more financial covenants. A cross-default provision means that a default on one loan would result in a default on all other loans. Because of the presence of cross default provisions in all of our secured loan agreements, the refusal of any one lender under our secured loan agreements to grant or extend a waiver could result in all of our secured indebtedness being accelerated, even if our other lenders under our secured loan agreements have waived covenant defaults under the respective loan and credit facilities.

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

Furthermore, under the terms of our loan agreements, our ability to pay dividends or make other payments to shareholders is subject to no event of default having occurred without being remedied or resulting from the payment of such dividends or other distributions. In particular, during the period commencing on April 1, 2014 and ending on June 29, 2016, as discussed under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements", we may declare and pay quarterly dividends or make any other form of distribution at a maximum amount of $0.05 per common share outstanding. In addition, under the terms of the securities purchase agreement we entered into on April 7, 2016, we are prohibited from declaring or paying any cash dividends on our common shares until April 7, 2017. See also "Item 8. Financial Information—Dividend Policy."

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

The report of our independent registered public accounting firm contains an emphasis paragraph that indicates there is substantial doubt concerning our ability to continue as a going concern as a result of our covenant breach and our ability to remain current with our short-term obligations.

Our audited consolidated financial statements for the fiscal year ended December 31, 2015 were prepared on a going concern basis in accordance with GAAP. The going concern opinion was a result of the event of default relating to the Market Value Adjusted Net Worth covenant that existed as of December 31, 2015, as well as concern that the Company may not have enough available cash from operations and on hand to be able to remain current with its obligations of paying principal and interest when they become due.

The going concern basis of presentation assumes that we will continue in operation and be able to realize our assets and discharge our liabilities and commitments in the normal course of business. In order for us to continue operations beyond the next twelve months, we must be able to discharge our liabilities and commitments in the normal course of business; generate operating income; reduce operating expenses; produce cash from our operating activities, and potentially raise additional funds to meet our working capital needs. We cannot guarantee that we will be able to generate operating income, reduce operating expenses, produce cash from our operating activities, or obtain additional funds through either debt or equity financing transactions, or that such funds, if available, will be obtainable on satisfactory terms, or conclude satisfactory terms with our lenders.

If we are unable to reduce operating expenses, produce cash from our operating activities, or obtain additional funds through either debt or equity financing transactions, we may be unable to continue to fund our operations, provide our services or realize value from our assets and discharge our liabilities in the normal course of business. These uncertainties raise substantial doubt about our ability to continue as a going concern. If we become unable to continue as a going concern, we may have to liquidate our assets, and might realize significantly less than the values at which they are carried on our consolidated financial statements, and stockholders may lose all or part of their investment in our common stock. The accompanying financial statements do not contain any adjustments as a result of this uncertainty.

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

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions worsen, we may fail to comply with these covenants, as was the case with the breach of market value adjusted net worth covenant, as of December 31, 2015, discussed above. If we breach any of the restrictions, covenants, ratios or tests in our secured loan agreements, our obligations may become immediately due and payable, and the lenders' commitment, if any, to make further loans may terminate. A default under any of our secured loan agreements could also result in foreclosure on any of our vessels and other assets securing the related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

As discussed above, our loan agreements are secured by mortgages on our vessels and contain various financial covenants. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a maximum leverage ratio that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. The market value of containerships is sensitive, among other things, to changes in the containership charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with our loan covenants, as was the case with the breach of market value adjusted net worth covenant, as of December 31, 2015, discussed above. In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the market value of our vessels further deteriorates significantly or we lose the benefit of the existing time charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. As of December 31, 2015, due to the continued decline in world trade and prevailing weak conditions in the containership charter market, especially during the last two quarters of 2015, we assessed the carrying amount in connection with the estimated recoverable amount for each of our vessels. Based on this assessment, the carrying amounts of two of our older vessels, the Box Hong Kong and the Box China, were assessed not to be recoverable. We used a probability weighted approach to estimate the future undiscounted net operating cash flows, assigning probabilities for both selling or keeping these vessels, in order to capture the continued deterioration in the time charter rates and negative market outlook after the expiration of their existing time charter contracts. We have not committed to any plan to dispose any of these vessels prior to the end of their estimated useful lives.

During 2014 and 2015, we entered into new or supplemental agreements with our lenders and agreed to certain amendments to, or obtained waivers of, the financial covenants in our loan agreements. As of December 31, 2015, we were in compliance with all of our debt covenants, as amended, with the exception of the market value adjusted net worth. The current vessels’ values indicate that, if we are not able to obtain additional amendments or waivers, we may not be able to maintain or regain compliance with the relevant financial covenants upon expiration of the existing waivers during 2016. Therefore, as of December 31, 2015, we classified all of our indebtedness as current liabilities. If we fail to obtain waiver for the current breach of covenant and are not able to obtain covenant waivers or modifications in the future, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, arrest the vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness was accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Furthermore, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We may have difficulty securing profitable employment for our vessels as their charters expire.

Six of our nine containerships are currently deployed on time charters scheduled to expire during 2016. Given the current depressed state of the containership charter market, especially for medium to smaller sized vessels, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

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

As of the date of this annual report, we have employed six of our nine containerships under short-term time charters with three charterers and we plan to employ any additional vessels we acquire on time charters. Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased containership charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, cash flows, and compliance with covenants in our secured loan agreements.

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

We believe that maintaining a modern and technologically advanced fleet, capitalizing on our Managers' experience in the commercial management of vessels, as well as on our senior management's experience in the shipping industry, will be important factors in acquiring and retaining major container liner company charterers. Our Managers may not be able to successfully operate containerships or to develop and maintain the commercial relationships or to replace them in the event any of these relationships are terminated, which would adversely affect our business prospects and profitability.

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

Moreover, we plan to finance potential future expansion of our fleet through equity financing, which we expect will mainly consist of issuances of securities that are convertible into shares of our common stock, or with borrowings under any credit facilities we may enter into in the future. If we are unable to raise funds on terms that we deem acceptable, if at all, or we cannot enter into future credit facilities on favorable terms, our cash on hand will be insufficient to fund the costs of future vessel acquisitions and we may need to revise our growth plan or consider alternative forms of financing.

If we cannot successfully re-employ the vessels in our current fleet or charter additional vessels we may acquire in the future, we may incur net losses.

Our business plan is to identify and acquire suitable vessels, in addition to our current fleet, at favorable prices and, as market conditions warrant, employ our vessels on short- to medium-term time charters ranging from one to five years with staggered maturities. As of the date of this annual report, we have employed six out of our nine containerships in our current fleet under short-term time charters. Under the terms of our $100.0 million loan agreement with ABN AMRO, we are required to obtain the consent of such lender to charter the Box Voyager, the Box Trader and the Maule, under charters with durations of more than 12 months. We are subject to a similar requirement under our $25.0 million loan agreement with ABN AMRO, pursuant to which we are required to obtain the consent of such lender to charter the Box Hong Kong and the Box China under charters with durations of more than 12 months.

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

We plan to re-employ our current fleet and initially employ any vessels we may acquire in the future on short- to-medium term time charters ranging from one to five years with staggered maturities, consistent with our chartering policy. We may also, under certain circumstances, opportunistically enter our vessels into short-term charters or our vessels may operate on the spot market. The process of obtaining new medium-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;
•	container shipping experience and quality of ship operations (including cost effectiveness);
•	quality and experience of seafaring crew;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter forforce majeure events; and
•	competitiveness of the bid in terms of overall price.

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

Furthermore, when our vessels become available for employment under new time charters when charter rates are at currently depressed levels, we may have to employ our containerships at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to further reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our containerships profitably to allow us to implement our growth strategy successfully or repay our debt.

Paragon Shipping and its affiliates may claim business opportunities that would benefit us.

Paragon Shipping is contractually prohibited from competing with us in the international containership industry. We have entered into an agreement with Paragon Shipping and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, that provides that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

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

Our acquiring and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

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

Conflicts of interest may arise between Paragon Shipping, our Managers, and their affiliates, on the one hand, and us and our shareholders, on the other hand. These conflicts include, among others, the following situations:

•	Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping. Our Chief Executive Officer is also the beneficial owner of all of the capital stock of our Managers and Crewcare Inc., or Crewcare, our manning agent. Therefore, he may favor the interests of Paragon Shipping, Allseas, Seacommercial or their affiliates and may not provide us with business opportunities that would benefit us.
•	Our Managers advise our Board of Directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders.

•	Our executive officers and those of our Managers will not spend all of their time on matters related to our business.
•	Our Managers will advise us of costs incurred by them and their affiliates that they believe are reimbursable by us.

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

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, serves as an executive officer and director of Paragon Shipping and our Chief Operating Officer, Mr. George Skrimizeas, serves as the Chief Operating Officer of Paragon Shipping. As a result, these individuals have fiduciary duties to manage the business of Paragon Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Paragon Shipping and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Paragon Shipping or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the international containership industry. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

We were formed by Paragon Shipping and completed our Initial Public Offering in April 2011. As of the date of this annual report, Paragon Shipping does not own any of our shares of common stock, or preferred stock. Paragon Shipping has not and will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

We are dependent on our fleet managers for the commercial and technical management of our fleet, as well as to provide us with our executive officers, and the failure of our fleet managers to satisfactorily perform their services may adversely affect our business.

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides us with the services of our executive officers, who report directly to our Board of Directors. In addition, as we have subcontracted the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas services or Allseas failure to perform its obligations to us could materially and adversely affect the results of our operations. We may have rights against Allseas if it defaults on its obligations to us but you will have no recourse directly against Allseas. Further, we are required to seek approval from our lenders under our secured loan agreements to change our commercial and technical manager. We have also entered into a Sale & Purchase (‘S&P”) and Charter Brokerage Services agreement with Seacommercial, pursuant to which Seacommercial will provide sale & purchase and charter brokerage services for our fleet. The loss of Seacommercial services or Seacommercial failure to perform its obligations to us could materially and adversely affect the results of our operations.

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

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer has affiliations with our Managers which may create conflicts of interest.

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas and Seacommercial. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas, Seacommercial and Mr. Bodouroglou. To the extent that any entities affiliated with Mr. Bodouroglou, other than us, Allseas or Seacommerical, own or operate vessels that may compete for employment or management services in the future, our Managers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Our Managers currently provide management services to vessels in Paragon Shipping's fleet, private fleets and our fleet. Entities affiliated with Mr. Bodouroglou may acquire vessels that may compete with our vessels in the future, subject to an agreement entered into among the Company, Paragon Shipping and Mr. Bodouroglou, which prohibits Mr. Bodouroglou or entities affiliated with him, including Paragon Shipping, from acquiring or chartering container vessels without our prior written consent, and pursuant to which we have agreed not to acquire or charter drybulk vessels without the prior consent of Mr. Bodouroglou, entities controlled by him or Paragon Shipping, as applicable. To the extent that we believe it is in our interest to grant such consent and Mr. Bodouroglou, entities controlled by him or Paragon Shipping acquires containerships, such vessels may compete with our fleet. Our Managers are not a party to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to containerships other than ours. These conflicts of interest may have an adverse effect on our results of operations.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. Pursuant to an executive services agreement, Allseas provides us with the services of our executive officers, who report directly to our Board of Directors. Our success depends upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business and results of operations. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

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

In addition, we cannot assure you that we will be able to obtain adequate insurance coverage for our fleet in the future or renew our insurance policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition.

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

We generate all of our revenues in U.S. dollars and incur a portion of our expenses in other currencies, and therefore exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in U.S. dollars and incur a portion of our expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, further decreasing our net income or increasing our net loss and decreasing our cash flows from operations. Any declines in the value of the U.S. dollar could also lead to higher expenses payable by us.

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

For the 2015 taxable year, we believe that we and our subsidiaries qualified for this statutory tax exemption and we intend to take this position on our U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income for future taxable years. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our shares of common stock owned, in the aggregate, 50% or more of our outstanding shares of common stock for more than half the days during the taxable year. It is possible that the ownership threshold could be met for any taxable year. In such a case, we may not qualify for exemption unless we can establish that among the closely-held group of five percent shareholders, there are sufficient five percent shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified five percent shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient five percent shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and we may not be able to satisfy them. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 for any taxable year, they could be subject for such year to an effective 2% United States federal income tax on the shipping income they derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

In addition, two of our vessel-owning subsidiaries are incorporated in Hong Kong. While we do not believe that we or our Hong Kong subsidiaries will be subject to taxation in Hong Kong since the vessels did not navigate solely or mainly within Hong Kong waters during 2013, 2014 and 2015, we cannot assure you that we will not incur tax liability in Hong Kong in 2016 or in the future.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have certain adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income” (cash is treated as an asset held for the production of passive income). "Passive income" generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute "passive income."

U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated a PFIC for any future taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities (whether directly or through participation in a pool) as services income, rather than passive rental income; accordingly, any assets that we own and operate in connection with the production of such income should not constitute passive assets. However, any gross income that we derive or are deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute "passive income," and any assets that we may own and operate in connection with the production of that income will constitute passive assets.

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

We do not anticipate paying dividends on our common stock and, accordingly, shareholders must rely on stock appreciation for any return on their investment.

Until early 2014, we paid quarterly dividends to holders of our common stock. We have an obligation to make dividend payments to holders of our Series C Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, issued in 2013, which rank prior to our common stock with respect to, among other things, dividends. We continued to make dividend payments to the holders of our Series C Preferred Shares through 2015, however, we did not make the quarterly payment for the first quarter of 2016. At this time, we do not anticipate making dividend payments on our common stock for the foreseeable future, and will only make dividend payments to the holders of our Series C Preferred Shares if our liquidity position permits.

In addition, our ability to make any dividend payments may be affected by restrictions on distributions under our secured loan agreements, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions, or if we are otherwise in default under our secured loan agreements, we would be prohibited from making cash distributions. In addition, under the terms of the securities purchase agreement we entered into on April 7, 2016, we are prohibited from declaring or paying any cash dividends on our common shares until April 7, 2017. The declaration and payment of dividends is subject at all times to the discretion of our board directors, the rights of holders of our Series C Preferred Shares, compliance with the laws of the Republic of the Marshall Islands as well as the other limitations set forth in "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy." There can be no assurance that we will make dividend payments to holders of our common stock in the amounts or with the frequency anticipated or at all.

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

In March 2016, our Board of Directors decided not to proceed with the dividend payment on our Series C Preferred Shares for the first quarter of 2016, in order to preserve our liquidity.

We must make substantial capital expenditures to maintain the operating capacity of our fleet.

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

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels dry-docked during that quarter. For example, we incurred costs of approximately $2.5 million during 2015 in connection with the dry-dock relating to the Box Hong Kong, Box China and Box Queen, while we do not expect any such costs during 2016.

We will be required to make substantial capital expenditures to expand the size of our fleet, which may increase our financial leverage, or dilute our shareholders' ownership interest in us.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing vessels from other parties or newbuilding vessels, which we refer to as newbuildings. We generally will be required to make instalment payments on any newbuildings prior to their delivery. We typically would pay 10% to 30% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately one to three years from the order). We expect to fund such capital expenditures with future equity issuances and debt. If equity financing is not available on favorable terms, we may have to use debt financing. If we finance all or a portion of these acquisition costs by issuing debt securities, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuildings.

To fund expansion capital expenditures, we may be required to use cash balances, cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder ownership dilution.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company, and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations depends on the ability of our subsidiaries to distribute funds to us.

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

Risk Factors Related To Our Stock

The concentration of our common stock ownership with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and his affiliates will limit the ability of holders of our common stock to influence corporate matters.

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, beneficially owns approximately 16.0% of our outstanding common stock as of April 22, 2016, including 1,333,333 common shares issuable upon the exercise of warrants issued to Neige International Inc., or Neige International, a company controlled by Mr. Bodouroglou, in June 2012, which have an exercise price of $7.74 per share and may be exercised at any time on or prior to June 30, 2017 and 200,000 common shares issuable upon the exercise of warrants issued to Neige International in April 2014, which have an exercise price of $2.65 per share and may be exercised at any time on or prior to April 10, 2019. Furthermore, our directors or officers who are affiliated with Paragon Shipping or other individuals providing services under our management agreements with Allseas who are affiliated with Paragon Shipping have received, and may continue to receive, equity awards under our 2011 Equity Incentive Plan. As of the date of this annual report, there were 297,000 shares of common stock available for issuance under our 2011 Equity Incentive Plan, as amended.

Through the affiliation with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, and the issuance of equity awards under our 2011 Equity Incentive Plan to individuals affiliated with Paragon Shipping, Paragon Shipping has significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or its assets, for the foreseeable future. This concentrated control limits the ability of holders of our common stock to influence corporate matters and, as a result, we may take actions that holders of our common stock do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

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

We have convertible securities outstanding, which if fully exercised, could require us to issue a significant number of shares of our common stock and result in substantial dilution to existing shareholders and cause the market price of our common stock to decline.

As of April 22, 2016, we had 33,593,000 shares of common stock issued and outstanding, a convertible note outstanding that may be converted into an estimated 7,638,468 shares of common stock at current market prices, outstanding warrants to purchase 3,792,333 shares of our common stock and have entered into an exchange agreement allowing a holder to exchange an estimated minimum 33,386 Series C Preferred Shares for approximately 8,066,881 shares of common stock at current market prices. Upon the occurrence of certain change of control events, holders of our outstanding Series C Preferred Shares will have the right, subject to our election to redeem the Series C Preferred Shares in whole or part, to convert some or all of the Series C Preferred Shares held by such holder into a number of our common shares, as discussed in the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein.

If we are unable to obtain additional funding our business operations will be harmed and if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

In order to fund further growth of our fleet, we may have to incur additional indebtedness and/or sell additional equity securities. Future issuances of our common stock, directly or indirectly through convertible or exchangeable securities, options, warrants or rights and will generally dilute the ownership interests of holders of our existing common stock. Additional series or classes of preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to holders of our existing preferred stock. Any additional debt we incur will be senior in all respects to our common stock, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue additional equity securities or incur additional debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Future sales or other issuances of a substantial number of shares of common stock or other securities in the public market or otherwise, or the perception that these sales could occur, may depress the market price for our common stock. These sales or issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future.

The continuously adjustable conversion price feature of our convertible note and exchange agreement may encourage investors to make short sales in our common stock, which could have a depressive effect on the price of our common stock.

The convertible note is convertible into shares of our common stock at a 35% discount to the trading price of the common stock prior to the conversion. The exchange agreement allows the holder to exchange shares of Series C Preferred Stock into shares of our common stock at a 40% discount to the trading price of the common stock prior to the exchange. The significant downward pressure on the price of the common stock as the investors convert/exchange and sell material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. The investors could sell common stock into the market in anticipation of covering the short sale by converting/exchanging their securities, which could cause the further downward pressure on the stock price. In addition, not only the sale of shares issued upon conversion or exchange of the convertible note or Series C Preferred Stock, but also the mere perception that these sales could occur, may adversely affect the market price of the common stock.

The issuance of shares upon conversion of the convertible note and exchange of Series C Preferred Shares may cause immediate and substantial dilution to our existing stockholders.

The issuance of shares upon conversion of the convertible note and exchange of Series C Preferred Shares may result in substantial dilution to the interests of other stockholders since the investors may ultimately convert and sell the full amount issuable on conversion/exchange. Although the investors may not convert their secured convertible note and/or exchange the Series C Preferred Shares if such conversion or exchange would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the investors from converting and/or exchanging some of their holdings and then converting the rest of their holdings. In this way, the investors could sell more than this limit while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock.

The price of our common stock and preferred stock may be volatile as a result of factors that are beyond our control and if the price of our common stock fluctuates, you could lose a significant part of your investment.

Our common stock commenced trading on the New York Stock Exchange (“NYSE”) in April 2011 and in November 2015 it stopped trading on the NYSE and commenced trading in the OTC Markets. We cannot assure you that an active or liquid public market for our common stock will continue. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market worsens, it could have an adverse effect on the market price of our common stock and impact a potential sale price if holders of our common stock decide to sell their shares.

The market price of our stock may be influenced by many factors, many of which are beyond our control, including those described above and the following:

•	the failure of securities analysts to adverse effect on the value of our common shares.publish research about us, or analysts making changes in their financial estimates;
•	fluctuations in the seaborne transportation industry, including fluctuations in the containership market;
•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
•	actual or anticipated fluctuations in quarterly and annual results;
•	economic and regulatory trends;
•	general market conditions;
•	terrorist acts;
•	future sales of our common stock or other securities; and
•	investors' perception of us and the container shipping industry.

As a result of these and other factors, investors in our stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

There is no guarantee of a continuing and liquid public market for you to resell our common shares.

In December 2014, we received a letter from the NYSE stating that, for the previous 30 consecutive business days, the average closing price of our common stock closed below the minimum $1.00 per share, the minimum average closing price required by the continued listing requirements of the NYSE.  In November 2015, we held our annual meeting of stockholders, at which time we requested approval from the stockholders to approve authority of our Board of Directors to effectuate a reverse stock split within a range. That proposal was not initially approved.

Until November 17, 2015, our common stock and preferred stock traded on the NYSE. The trading of our common stock and preferred stock was suspended following the close of business on November 17, 2015, pursuant to Section 802.01B of the NYSE’s Listed Company Manual, because we were not in compliance with the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading-day period of at least $15,000,000. On February 12, 2016, we held a Special Meeting of Shareholders requesting a larger reverse stock split in order to meet NASDAQ listing requirements and make our common stock more attractive to a broader range of institutional and other investors. At the meeting, our shareholders granted discretionary authority to our Board of Directors to effect one or more consolidations of the issued and outstanding common shares, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50, such reverse stock split to be completed no later than the first anniversary of the date of the Special Meeting.

Our common stock and preferred stock currently trade on the OTC Markets. We cannot assure you that an active and liquid public market for our common shares will continue and you may not be able to sell your shares of our common stock in the future at the price that you paid for them, or at all.

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

Our common stock is subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	that a broker or sdealer approve a person’s account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and

●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

●	sets forth the basis on which the broker or dealer made the suitability determination; and

●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

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

The table below represents the vessels acquired by us since our incorporation, which currently comprise our fleet:

Vessel Owning Company	Vessel Acquisition Date	Vessel's Name	Built	TEU[4]
Polyaristi Navigation Co.[1]	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. [1]	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. [1]	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. [1]	May 31, 2011	Box Marlin	2007	5,095
Aral Sea Shipping S.A. [1]	May 19, 2011	Box Queen	2006	4,546
Amorita Development Inc.[1]	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd[2]	August 3, 2011	Box Emma	2004	5,060
Triton Shipping Limited[3]	June 25, 2012	Box Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited[3]	July 5, 2012	Box China	1996	5,344

1 Incorporated in Liberia.

2 Incorporated in Marshall Islands.

3 Incorporated in Hong Kong.

4 TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

As of April 22, 2016, we had issued and outstanding 33,593,000 common shares, warrants to purchase an additional 3,792,333 of our common shares and 900,833 Series C Preferred Shares. Please refer to "Item 10. Additional Information—A. Share Capital", for a description of our capital stock transactions.

B.           Business Overview

General

We are an international shipping company engaged in the seaborne transportation of containers worldwide. We are focused on pursuing growth opportunities in the container shipping industry by leveraging the reputation, expertise and relationships of our management team and our Managers in identifying attractive vessel acquisition opportunities and maintaining cost-competitive, efficient operations. As of the date of this annual report, our fleet was comprised of nine containerships with a TEU weighted average age of 11.3 years and a total capacity of 43,925 TEU.

We operate through a number of wholly-owned, vessel-owning subsidiaries incorporated in the Republic of Liberia, the Republic of the Marshall Islands and Hong Kong. Allseas, a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, provides the commercial and technical management services for all of the vessels in our fleet.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this annual report:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Remaining Time Charter Term (2)	Expiration of Charter
Maule (3)	2010	6,589
Box Hong Kong	1995	5,344	MSC	$13,000	2 months (4)	June 2016
Box China	1996	5,344	MSC	$13,000	2 months (4)	July 2016
Box Emma (3)	2004	5,060
CMA CGM Kingfish	2007	5,095	CMA CGM	$6,000	1 month (5)	May 2016
Box Marlin	2007	5,095	CMA CGM	$6,000	1 month (6)	May 2016
Box Voyager	2010	3,426	CNC	$5,850	1 month (7)	June 2016
Box Trader	2010	3,426	CNC	$5,850	2 months (8)	June 2016
Box Queen (3)	2006	4,546

TEU-weighted average Fleet age / Total Fleet Capacity	11.3 Years	43,925

(1)	Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Seacommercial, aggregating 5% for Box Hong Kong and Box China, 4.75% for Box Voyager, Box Trader, CMA CGM Kingfish and Box Marlin, including, in each case, 1.25% to Seacommercial.
(2)	Based on the earliest redelivery date.
(3)	The vessel is idle.
(4)	The employment is for a period of twelve to sixteen months and commenced end of June 2015 / beginning of July 2015.
(5)	The employment was extended for a period of three to eleven months and commenced in January 2016.
(6)	The employment was extended for a period of three to nine months and commenced in January 2016.
(7)	The employment was extended for a period of three to ten months and commenced on March 1, 2016.
(8)	The employment is for a period of four to eleven months and commenced in February 2016.

Management of Our Fleet

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou and provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Effective January 2, 2015, we and Allseas mutually agreed to terminate a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial on substantially the same terms. Seacommercial, a Liberian corporation based in Athens, Greece, also controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, will provide sale & purchase and charter brokerage services for our fleet. Allseas will still be responsible for commercial and technical management of our vessels, which includes, among other things, operations and freight collection services, obtaining insurance and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Allseas also provides commercial and technical management services for Paragon Shipping's fleet.

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

Chartering of Our Fleet

Our chartering policy is to employ our vessels and any vessels we may acquire in the future on short- to medium-term time charters of one to five years in order to take advantage of stable cash flows and high utilization rates while preserving the flexibility to later capitalize on potentially rising charter rates with longer terms. However, we may opportunistically enter into attractive longer-term charters or short-term time charters with durations of less than one year or, under certain circumstances, our vessels may operate on the spot market. As of the date of this annual report, six out of nine vessels in our fleet are employed under short-term fixed rate time charters. We intend to continue to charter our vessels to a diversified portfolio of leading liner charterers with staggered re-delivery dates in accordance with our market outlook.

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

We currently charter our vessels to three customers, CMA CGM, MSC and CNC. During the year ended December 31, 2015, charters with CMA CGM, Hapag Lloyd, OOCL and MSC, comprised in the aggregate 82% of our revenues. Our largest customer was CMA CGM, comprising approximately 29% of our revenues for the year ended December 31, 2015, followed by Hapag Lloyd, OOCL and MSC, as set forth below:

Customer	Year ended December 31, 2015
CMA CGM	29%
Hapag Lloyd	25%
OOCL	17%
MSC	11%

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

Paragon Shipping is contractually prohibited from competing with us in the international containership industry. Pursuant to a non-competition agreement we have entered into with Paragon Shipping and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping will be prohibited from acquiring or entering into any charter for containerships without our prior written consent, and we have agreed not to acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

In the future, entities affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer may seek to acquire containerships. One or more of these vessels may be managed by our Managers and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including our Managers, might be faced with conflicts of interest with respect to their own interests and their obligations to us.

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

As of the date of this annual report, six of our nine vessels are employed under short-term fixed rate time charters scheduled to expire in 2016, as discussed in the Fleet table above, and thus are subject to the effect of seasonal variations in demand.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which our vessels may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or authorizations could require us to incur substantial costs or result in the operation of one or more of our vessels being temporarily suspended.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Marine Pollution from Ships of 1973, as modified by the related Protocol of 1978 and updated through various amendments, collectively referred to as MARPOL 73/78 and herein as MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate. MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2012, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013 the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme (CAS). These amendments became effective on October 1, 2014 and pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI set limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) (PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas,” or “ECAs” (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or EEDI, and all ships develop and implement Ship Energy Management Plans, or SEEMPs.

We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Ballast Water Management

The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Safety Management System Requirements

The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.

Our operations are also subject to environmental standards and requirements under Chapter IX of SOLAS set forth in the ISM Code. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate under the ISM Code unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state. SSM has or will obtain documents of compliance for their offices and will obtain safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed every five years, but the document of compliance is subject to audit verification annually and the safety management certificate at least every 2.5 years.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. All of our vessels will be flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in certain limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships that carry fuel oil, or bunkers, to power such ships. CERCLA also applies to our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 19, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional legislative or regulatory initiatives, including the raising of liability caps under OPA or more stringent operational requirements. We cannot predict what additional requirements, if any, may be enacted and what effect, if any, such requirements may have on our operations.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or other substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, that authorizes ballast water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The EPA renewed and revised the VGP, effective December 19, 2013. The VGP now contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters and more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.

USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

The USCG’s revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

 Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships. As of January 1, 2013, ships were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from ships. European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting greenhouse gas emissions from marine vessels in the near future. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013 and we are in compliance with these regulations.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits. The Box Hong Kong and Box China completed their special surveys in the second and third quarter of 2015, respectively, and the Box Queen completed her intermediate survey in the fourth quarter of 2015. The Box Marlin and the CMA CGM Kingfish are expected to undergo their special surveys in 2017 and the Maule is expected to undergo her intermediate survey in 2017. The Box Voyager and Box Trader are expected to undergo their intermediate surveys in 2018.

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

Risk of Loss and Insurance Coverage

General

The operation of any containership includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with deductibles of $125,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

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

Loss of Hire Insurance

Some casualties may result in a significant period off-hire and loss of earnings in the freight market. The time occupied by repairs can amount to a significant loss for the shipowner. Freight rates are lost since the vessel is off-hire and capital and operational costs are still due. Loss of Hire cover is designed to reduce this loss, above fourteen off-hire days.

C.           Organizational Structure

Box Ships Inc. is a holding company incorporated in the Republic of the Marshall Islands and is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to this annual report.

D.           Property, Plants and Equipment

We do not own any material real estate property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. See "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Office Lease." For information regarding our fleet, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements."

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

Our current fleet is comprised of nine containerships with a TEU weighted average age of 11.3 years and a total capacity of 43,925 TEU.

Vessel Management

Allseas, a Liberian corporation based in Athens, Greece that was formed in 2000 as a ship management company by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries.

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

Effective January 2, 2015, Seacommercial, a Liberian corporation based in Athens, Greece that was formed in 2014 by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, provides sale & purchase and charter brokerage services for our fleet, pursuant to long-term brokerage agreements between Seacommercial and each of our vessel-owning subsidiaries, which were previously provided by Allseas.

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

Factors Affecting our Results of Operations

We generate all of our revenue from time charters on which we employ our vessels. Six out of nine vessels in our fleet are currently operating under a short-term fixed rate time charter. Our ongoing cash expenses consist of fees and reimbursements under our management and brokerage agreements, administrative services agreement, accounting services agreement and executive services agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not have any income tax liabilities in the Marshall Islands or Liberia, but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States or in Hong Kong on revenues generated by our Hong Kong subsidiaries when their vessels navigate solely or mainly within Hong Kong waters. Please see "Item 10. Additional Information—E. Taxation."

Our financial results are largely driven by the following factors:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•	Operating days. We define operating days as the total Calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings, or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Time charter rates. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
44

Our financial results are also affected by our ability to control our fixed and variable expenses, including our ship-management fees, our operating costs, and our general, administrative and other expenses including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lubricants, crew changes and delivery of spare parts.

Time Charter Revenues

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

Vessel Operating Expenses

Our vessel operating expenses, which are expensed as incurred, include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding dry-docking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. In addition, vessel operating expenses include amortization of other intangible assets, in relation to manning agreements attached to the purchase agreements of the Box Hong Kong and the Box China, delivered to us in June 2012 and July 2012, respectively. The intangible asset recorded upon delivery of the vessels to us amounted to approximately $3.2 million and was fully amortized in 2015. The amortization for the intangible asset for the years ended December 31, 2013, 2014 and 2015, amounted to approximately $1.1 million, $1.1 million and $0.5 million, respectively. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Dry-docking Expenses

We account for dry-docking costs using the direct expense method. Three of the vessels in our fleet, the Box Hong Kong, Box China and the Box Queen, completed their dry-dockings in 2015, resulting in 96 off-hire days and expenses amounting to approximately $2.5 million. No dry-docking expenses are anticipated for 2016.

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

Impairment of Long-Lived Assets

We review our long-lived assets "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. We measure an impairment loss as the difference between the carrying value of the asset and its fair value. In this respect, we regularly review the carrying amount of the vessels in connection with the estimated recoverable amount for each of our vessels.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2015 and 2014, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to increase our net loss if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2015 and 2014. However, we are not holding our vessels for sale.

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

			Carrying Value (in millions of U.S. Dollars)
Vessel	TEU	Year Built	December 31, 2015	December 31, 2014
Box Trader*	3,426	2010	$40.5	$41.9
Box Voyager*	3,426	2010	$40.5	$41.9
CMA CGM Kingfish*	5,095	2007	$41.8	$43.5
Box Marlin*	5,095	2007	$40.7	$42.4
Box Queen*	4,546	2006	$47.3	$49.4
Maule*	6,589	2010	$62.4	$64.6
Box Emma*	5,060	2004	$42.5	$44.6
Box Hong Kong	5,344	1995	$9.1	$21.2
Box China	5,344	1996	$9.4	$21.5
Total Fleet Capacity (TEU)	43,925

*	Indicates vessels for which we believe, as of December 31, 2015 and 2014, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels, of approximately $334.2 million and $371.0 million, as of December 31, 2015 and 2014, respectively, exceeds their aggregate basic charter-free market value of approximately $145.5 million and $182.9 million, by approximately $188.7 million and $188.1 million, at December 31, 2015 and 2014, respectively. As of December 31, 2015, an impairment loss of $21.6 million on aggregate was recognized on Box Hong Kong and Box China.

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

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. Fair value is determined by reference to market data. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate, supported by third party estimates, of charter party agreements with similar characteristics as the time charter assumed for equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue. Such amortization and accretion for the intangible asset and liability for the years ended December 31, 2013, 2014 and 2015 decreased time charter revenues by $5.3 million, $4.7 million and $2.9 million, respectively.

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

The undiscounted projected net operating cash flows for each vessel incorporate various factors, such as estimated future charter rates, utilization rates, estimated scrap values, expected outflows for vessels' dry-docking expenses, vessel operating expenses, assuming an average annual inflation rate of 2% for vessel operating expenses and management fees. The Company determines the charter rates to be used in its impairment analysis, based on the contracted charter rate for the period a vessel is under a charter contract and for the period a vessel is not under a charter contract, the prevailing market charter rates for the first three years, which we estimate for our 3,500 TEU and 4,400 TEU vessels amount to $6,000 per day based on the prevailing one year time charter market rates, as of December 31, 2015, and historical average rates from year four and for the remainder of the useful life of the vessel. In respect of the estimated future rates of the first three years for the larger vessels in our fleet, the daily time charter equivalent rate was determined on a pro rata basis, based on TEU capacity, using the computations for 4,400 TEU vessels, as these are the largest vessels for which there is market-available information. The historical rates used for year four onwards were based on the simple ten year historical average of one year time charter rates, which as of December 31, 2015 was $14,965 per day for 3,500 TEU vessels and $18,222 for 4,400 TEU vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2015, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for reductions on time charter rates from the Company's base scenario ranging from approximately 9% to approximately 38%, depending on the vessel, indicated no impairment on the seven out of nine vessels, together with any directly related intangible assets. On two of our vessels, the Box Hong Kong and Box China, the probability weighted approach we used to estimate the future undiscounted net operating cash flows, assigning probabilities for both selling or keeping these vessels, in order to capture the continued deterioration in the time charter rates and negative market outlook after the expiration of their existing time charter contracts, indicated an impairment, which was recognized in the 2015 consolidated financial statements. Based on this variable testing, our break even levels for impairment on the remaining vessels are approximately; $13,600 per day for 3,500 TEU vessels, $16,700 per day for our 4,400 TEU vessel, $16,750 per day for our 5,100 TEU vessels and $16,850 per day for our 6,500 TEU vessel.

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

Results of Operations

Fleet Data and Average Daily Results

	BOX SHIPS INC.
FLEET DATA	2013	2014	2015
Average number of vessels (1)	9.00	9.00	9.00
Operating days for the fleet (2)	3,222	3,217	3,052
Number of vessels at end of period	9	9	9
Calendar days for the fleet (3)	3,285	3,285	3,285
Fleet utilization (4)	98%	98%	93%
AVERAGE DAILY RESULTS
Vessel operating expenses (5)	$5,478	$5,562	$5,038
Management fees (6)	$847	$861	$723
General and administrative expenses (7)	$2,215	$2,202	$1,590

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.
(3)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(4)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and amortization of other intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(6)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(7)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Results of Operations—Box Ships Inc.

Year ended December 31, 2015 compared to the year ended December 31, 2014

Net Revenues

Net revenues represent charter hire earned, net of commissions. Net revenues decreased by 11.7%, to $44.0 million for the year ended December 31, 2015, from $49.9 million for the year ended December 31, 2014, mainly due to the re-chartering of three of our vessels at lower rates compared to 2014. More specifically, the Box Emma earned an average daily rate of approximately $12,300 during 2015, compared to $19,000 per day that the vessel was earning during 2014; the Box Hong Kong and Box China earned a daily rate of approximately $17,240 and $17,760, respectively, during 2015, compared to $26,800 per day that each of these vessels was earning during 2014. In addition, our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and increased our net loss for 2015 and decreased our net income for 2014 by $2.9 million and $4.7 million, respectively. The decrease in the amortization of above/below market time charters is attributable to the termination of the long-term time charter contracts of CMA CGM Kingfish, Box Marlin and Box Emma during 2014 and the termination of the time charter contract of Box Hong Kong and Box China in May and June 2015, respectively. In 2016, assuming all other variables are held constant, we expect to recognize amortization for the intangible asset of approximately $0.4 million, which will decrease our revenues accordingly. During 2015, we had 128 idle days and 9 off-hire days related to unscheduled repairs and maintenance, along with 96 days due to the dry-dockings of three vessels, for a total of 233 off-hire days. During 2014, we had 14 idle days and 12 off-hire days related to unscheduled repairs and maintenance, along with 42 days due to the dry-dockings of two vessels, for a total of 68 off-hire days.

Voyage Expenses

Voyage expenses for 2015 and 2014 amounted to $2.3 million and $1.6 million, respectively, mainly due to the increase in bunkers by $1.0 million due to the increase in idle days and loss in value of bunkers, offset by the decrease in extra war risk insurance costs by $0.3 million due to different ports called.

Vessels Operating Expenses

Vessels operating expenses for 2015 and 2014 amounted to $16.5 million and $18.3 million, respectively, or $5,038 per vessel per day in 2015 compared to $5,562, per vessel, per day, during 2014. The decrease is a result of continuing cost control efforts and due to decreased insurance costs as a result of decreased insured values. In addition, vessels operating expenses for 2015 and 2014 include the amortization of other intangible assets amounting to $0.5 million and $1.1 million, respectively. The decrease in amortization of other intangible assets is attributable to the termination of charters of Box Hong Kong and Box China with OOCL in May and June 2015, respectively. Vessels operating expenses are influenced by the age and size of the vessels, the condition of the vessels and other factors, as discussed above.

Dry-docking Expenses

During 2015, three of our vessels, the Box Hong Kong, Box China and the Box Queen underwent their scheduled dry-dockings, which resulted in 96 off-hire days and expenses amounting to $2.5 million, in aggregate. During 2014, two of our vessels, the Box China and the Box Emma underwent their scheduled dry-dockings, which resulted in 42 off-hire days and expenses amounting to $2.3 million, in aggregate.

Management Fees charged by a related party

Management fees charged by Allseas for each of the years ended December 31, 2015 and 2014 were $2.4 million and $2.8 million, respectively, or $723 per vessel per day and $861 per vessel per day, for 2015 and 2014, respectively, and represent fees in accordance with our management agreements entered into with Allseas for the provision of management and technical services as described above. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the year, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet and other fixed assets amounted to $15.1 million for each of the years ended December 31, 2015 and 2014.

General and Administrative Expenses

General and administrative expenses for 2015 and 2014 amounted to $5.2 million and $7.2 million, respectively, or $1,590 per day and $2,202 per day, respectively. The decrease in general and administrative expenses is mainly due to the decreased share-based compensation, amounting to $0.7 million and $2.2 million, for 2015 and 2014, respectively.

Impairment loss

Impairment loss for 2015 amounted to $21.6 million and relates to the vessels Box Hong Kong and Box China. We refer you to "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies." No such impairment loss was recognized in 2014.

Other operating (income) / expenses

Other operating expenses in 2015 relate to special solidarity contribution to the Greek economy of $0.2 million. Other operating (income) / expenses in 2014 include: (a) in October 2014, the Box Hong Kong while carrying out cargo operations at Sydney Container Terminal ("Terminal") collided with another vessel. The collision caused several damages to the Box Hong Kong and the Terminal, for which a provision of $0.3 million has been made. We have submitted a claim to the owner of the other vessel and such amounts claimed will be recognized when recovery is assured, (b) special solidarity contribution to the Greek economy of $0.2 million.

Interest and Finance Costs

Interest and finance costs for 2015 and 2014 amounted to $5.5 million and $7.0 million, respectively, out of which $4.9 million and $6.0 million, respectively, related to the interest incurred on the loans for the vessels and related swap agreements and $0.6 million and $1.0 million, respectively, related to the amortization of financing costs and other financial expenses. The decrease in interest and finance costs is due to the full repayment of our secured loan with Commerzbank in July 2014 and the decrease in our average borrowings outstanding period over period. The average indebtedness during 2015 and 2014 was $128.0 million and $158.4 million, respectively, and the outstanding balance as of December 31, 2015 and 2014, was $123.3 million and $135.0 million, respectively.

Gain From Debt Extinguishment

On July 22, 2014, the outstanding balance of our loan agreement with Commerzbank was $21.4 million, out of which an amount of $15.0 million was paid as a full and final settlement, resulting in a gain of $6.4 million. No such gain from debt extinguishment was recognized in 2015.

Fair Value Change of Warrants

During 2015 and 2014, we recognized a gain of $0.3 million and $1.3 million, respectively, resulting from the valuation of the warrants issued in April 2014 and classified as a liability, as a result of the decline in our share price from $0.86 per share as of December 31, 2014 to $0.16 per share as of December 31, 2015.

Year ended December 31, 2014 compared to the year ended December 31, 2013

Net Revenues

Net revenues represent charter hire earned, net of commissions. Net revenues decreased by 28.6%, to $49.9 million for the year ended December 31, 2014, from $69.8 million for the year ended December 31, 2013, mainly due to the re-chartering of four of our vessels at lower rates compared to 2013. More specifically, the Box Queen earned an average daily rate of approximately $6,230 during 2014, compared to $28,000 per day that the vessel was earning during 2013 until its redelivery, at the end of November 2013; the CMA CGM Kingfish and Box Marlin earned a daily rate of approximately $11,035 and $11,255, respectively, during 2014, compared to $23,000 per day that each of these vessels was earning during 2013; and Box Emma earned a daily rate of approximately $19,000 during 2014, compared to $28,500 per day that the vessel was earning during 2013. The decrease in net revenues was partially offset by the higher average re-chartering rates of Box Voyager and Box Trader. More specifically, the Box Voyager earned an average daily rate of approximately $7,366 during 2014, compared to $6,850 per day that the vessel was earning during 2013 and the Box Trader earned an average daily rate of approximately $8,126 during 2014, compared to an average daily rate of approximately $6,993 that the vessel was earning during 2013. In addition, our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for 2014 and 2013 by $4.7 million and $5.3 million, respectively. The decrease in the amortization of above/below market time charters is attributable to the termination of the long-term time charter contracts of CMA CGM Kingfish, Box Marlin and Box Emma during 2014 and the termination of the time charter contract of Box Queen in November 2013. In 2015, assuming all other variables are held constant, we expect to recognize amortization for the intangible asset of approximately $2.9 million, which will decrease our revenues accordingly. During 2014, we had 14 idle days and 12 off-hire days related to unscheduled repairs and maintenance, along with 42 days due to the dry-dockings of two vessels, for a total of 68 off-hire days. During 2013, we had 43 idle days and one off-hire day related to unscheduled maintenance, along with 19 days due to dry-docking of one vessel, for a total of 63 off-hire days.

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

Dry-docking Expenses

During 2014, two of our vessels, the Box China and the Box Emma underwent their scheduled dry-dockings, which resulted in 42 off-hire days and expenses amounting to $2.3 million, in aggregate. During 2013, one of our vessels, the Box Hong Kong underwent its scheduled dry-docking, which resulted in 19 off-hire days and expenses amounting to $1.0 million.

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

Other operating (income) / expenses

Other operating (income) / expenses in 2014 include: (a) in October 2014, the Box Hong Kong while carrying out cargo operations at Sydney Container Terminal ("Terminal") collided with another vessel. The collision caused several damages to the Box Hong Kong and the Terminal, for which a provision of $0.3 million has been made. We intend to submit a claim to the owner of the other vessel and such amounts claimed will be recognized when recovery is assured, (b) special solidarity contribution to the Greek economy of $0.2 million. Other operating income in 2013 of $0.5 million relates to the settlement of a hull and machinery claim for the Box Voyager, incurred in 2012.

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

B.           Liquidity and Capital Resources

Our business is capital intensive, and our future success depends on our ability to maintain a high-quality fleet through the acquisition of newer containerships. These acquisitions will be principally subject to our expectation of future market conditions as well as our ability to acquire containerships on favorable terms. As of December 31, 2015 and 2014, we had cash and cash equivalents of $5.9 million and $6.6 million, respectively, and current and non-current restricted cash of $8.0 million in each year.

Our primary sources of funds are our operating cash flow, borrowings under our credit facilities and equity provided by our shareholders, while our primary uses of funds are vessels operating expenses and dry-dockings costs, loan principal and interest payments. During the year ended December 31, 2015, our source of capital was our operating cash flow. In the event we acquire any additional vessels, we will rely on additional equity and debt financing alternatives.

As of December 31, 2015, we had total outstanding indebtedness of $123.3 million, of which $13.7 million is scheduled to be repaid within 2016. Currently, we have no borrowing capacity. As of December 31, 2015, we were in compliance with all of our debt covenants, as amended to give effect to waivers that were granted, with the exception of the market value adjusted net worth, which constitutes an event of default. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of our debt and the acceleration of such debt by the lenders. In addition, due to the continued deterioration in the time charter rates and the negative containership market outlook, we may not have enough available cash being generated from operations and cash on hand to be able to remain current with our obligations of paying principal and interest when they become due. We have commenced negotiations with our lenders to amend or obtain permanent relaxation of loan covenants and to discuss possible liquidity solutions, which among others, include the selling of certain vessels, under circumstances, to apply the proceeds towards reducing the relevant long-term debt, with no requirement to pay any installments due in 2016 and certain installments in 2017. As of the date of this annual report, we have received an indicative term sheet from one of our lenders, summarizing, among others, the above. We believe that the negotiations will be successfully concluded and our lenders will not demand payment of the loans before their scheduled maturity. We believe that our forecasted operating cash flows, together with our existing cash and cash equivalents, and potential proceeds from the sale of vessels, discussed above, will be sufficient to meet our liquidity needs for the next 12 months.

Cash Flows

Operating Activities

Net cash from operating activities during the year ended December 31, 2015 decreased by $6.6 million to $13.2 million, compared to $19.8 million for the year ended December 31, 2014. This decrease was primarily attributable to the decreased revenues due to the lower re-chartering rates for three of our vessels. In 2015, our vessels generated positive cash flows from revenues, net of commissions, of $46.2 million, while we paid $33.0 million for expenses, of which $4.9 million relates to the payment of interest on our bank loans. In 2014, our vessels generated positive cash flows from revenues, net of commissions, of $54.4 million, while we paid $34.6 million for expenses, of which $5.8 million relates to the payment of interest on our bank loans.

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

Investing Activities

For the year ended December 31, 2015, there was no cash used in investing activities.

Net cash from investing activities for the year ended December 31, 2014 was $2.0 million, resulting from the amendment in minimum liquidity required to be maintained under our loan agreements. For the year ended December 31, 2013, there was no cash used in investing activities.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2015, was $13.9 million. During the year ended December 31, 2015, we repaid $11.7 million of our debt, repurchased shares of our common stock of $0.1 million and made cash payments to our preferred shareholders of $2.1 million.

Net cash used in financing activities for the year ended December 31, 2014, was $29.8 million. On April 15, 2014, we completed the offering and concurrent private placement of 5,500,000 units, each consisting of one common share and one warrant to purchase 0.40 common shares (the "Units"), resulting in net proceeds of $10.6 million in the aggregate, net of underwriting discounts, commissions and other offering costs of $0.7 million in the aggregate. During the year ended December 31, 2014, we repaid $38.2 million of our debt, paid financing costs of $0.1 million and made cash payments to our preferred shareholders of $2.1 million.

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

Capital Expenditures

Our capital expenditures relate to the costs associated with the dry-docks of our vessels. No such expenditures are anticipated for 2016.

Loan Agreements

$100.0 million senior secured loan agreement with ABN AMRO

On May 6, 2011, we entered into a senior secured loan agreement for a loan of up to $100.0 million, with ABN AMRO, to partially refinance the acquisition of the Box Voyager and Box Trader and to partially finance the acquisition of Maule, referred to herein collectively as the Security Vessels, which we drew in full in May 2011. Under the terms of the loan agreement, the joint and several borrowers are Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., the vessel-owning subsidiaries that own the Security Vessels, and we are the corporate guarantor. On August 9, 2012, we entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% and 32% of the total amount of the loan of $100.0 million to HSH Nordbank AG and ITF International Transport Finance Suisse AG, respectively. On August 9, 2013, we entered into the second amending and restating agreement, pursuant to which, certain financial covenants and securities were permanently or temporarily amended and ABN AMRO waived the application of the asset cover for the period commencing on June 28, 2013 and ending on April 1, 2014 ("ABN AMRO Waiver Period"). On November 25, 2014, we entered into a supplemental agreement, pursuant to which, certain financial covenants, undertakings and securities were temporarily amended or waived for the period commencing on April 1, 2014 and ending on June 29, 2015 ("ABN AMRO Second Waiver Period"). On June 25, 2015, we entered into a supplemental agreement, pursuant to which, certain financial covenants, undertakings and securities were temporarily amended or waived for the period commencing on June 30, 2015 and ending on June 29, 2016 ("ABN AMRO Third Waiver Period)".

The loan is repayable in 24 quarterly instalments of $1.925 million, which commenced in August 2011, plus a balloon payment of $53.80 million, payable together with the final instalment, in May 2017. Borrowings under the loan agreement bear interest at London Inter-Bank Offered Rate, or LIBOR, plus 3.00% per annum, or 3.35% per annum, during the waiver periods.

The loan, as amended, is secured by, among other things (i) first priority cross-collateralized mortgages over the Security Vessels and second priority mortgages over the Box Hong Kong and Box China ("Collateral Vessels"); (ii) first priority assignments of the earnings of the Security Vessels, as well as operating and retention accounts held with the lenders, where we deposit one-third of the upcoming quarterly instalment on a monthly basis, which is released to pay the instalment when it falls due and second priority assignments of the earnings of the Collateral Vessels; (iii) first priority assignments of the insurances of the Security Vessels and second priority assignments of the insurances of the Collateral Vessels; (iv) specific assignments of all present and future charter parties, consecutive voyage charters, or contracts of affreightment of the Security Vessels in excess of 12 months duration, for each of the Security Vessels and second priority assignments of present charter parties of the Collateral Vessels; (v) first priority pledges over the shares of the borrowers and second priority pledges over the shares of the ship owning companies of the Collateral Vessels; (vi) an unconditional and irrevocable corporate guarantee from us; and (vii) an undertaking from Allseas.

The loan agreement contains financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we are also required to comply with financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market value adjusted net worth of $100.0 million, effective from June 28, 2013; (iii) minimum free liquidity of $750,000 per vessel but no less than $8.0 million in the aggregate; and (iv) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1. During the ABN AMRO Waiver Period, ABN AMRO Second Waiver Period and ABN AMRO Third Waiver Period, the asset cover ratio, which shall permanently include the net realizable value of the Collateral Vessels, is reduced to 120%, 110% and 120%, respectively, on a charter-free basis and the maximum market adjusted corporate leverage is increased to 85.0% in ABN AMRO Waiver Period and ABN AMRO Second Waiver Period and 80.0% in the ABN AMRO Third Waiver Period. In addition, during the ABN AMRO Second Waiver Period and ABN AMRO Third Waiver Period, the minimum market value adjusted net worth is reduced to $50.0 million and $60.0 million, respectively.

As of December 31, 2015, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	asset cover ratio of 120.1%;
•	market adjusted corporate leverage of 72.0%;
•	market value adjusted net worth of $47.8 million;
•	free liquidity of $13.9 million; and
•	ratio of EBITDA to net interest expenses of 2.53:1.

In addition, the loan agreement also requires us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control; prohibitions on changes in the manager of the Security Vessels; restrictions on asset acquisitions and disposals by the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of Box Ships Inc., subject to a six-month cure period; and other customary covenants. In addition, we must maintain average outstanding time charter duration on our fleet of no less than one year, which is waived during the ABN AMRO Second Waiver Period and ABN AMRO Third Waiver Period. The loan agreement also contains customary events of default, including cross-defaults, material change of the borrower or us and termination of the charters unless replaced with charters acceptable to the lender. During the ABN AMRO Waiver Period, ABN AMRO Second Waiver Period and ABN AMRO Third Waiver Period, we may pay dividends or make any other form of distribution in each financial quarter in an amount of up to $0.15, $0.05 and $0.05 per common share outstanding, respectively.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 15 days' prior written notice to the lender, in minimum amounts of $1.925 million or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

Since August 2012, we are obligated to pay an agency fee of $25,000 per annum. We had outstanding borrowings under this loan agreement of $65.35 million and $73.05 million as of December 31, 2015 and 2014, respectively.

$30.0 million secured loan agreement with Unicredit

On May 17, 2011, we entered into a senior secured loan agreement for a loan of up to $30.0 million with Unicredit to partially finance the acquisition of the Box Queen, which we drew in full in May 2011. Under the terms of the loan agreement, the borrower is Aral Sea Shipping S.A., the vessel-owning subsidiary of the Box Queen, and we are the corporate guarantor. On June 27, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on June 27, 2013 and ending on January 1, 2014 ("Unicredit Waiver Period"), certain financial covenants and the minimum security requirements were amended. On December 17, 2014, we entered into a supplemental agreement to amend the terms of repayment of the loan, the financial covenants and undertakings and the margin. Pursuant to the agreement, during the period commencing on January 1, 2014 and ending on June 30, 2015 ("Unicredit Second Waiver Period"), certain financial covenants were amended.

The loan was originally repayable in 24 quarterly instalments of $750,000, which commenced in August 2011, plus a balloon payment of $12.0 million, payable together with the final instalment in May 2017. In December 2014, pursuant to the supplemental agreement dated December 17, 2014, we prepaid an amount of $3.0 million, which was applied against the instalments falling due in 2015 and the outstanding balance as of December 31, 2014, of $16.5 million was payable in six quarterly instalments of $750,000, commencing in February 2016, plus a balloon payment of $12.0 million, payable together with the final instalment in May 2017. As of the date of this annual report, we have deferred two instalments and we may defer the payment of the remaining two instalments falling due in 2016, subject to a 10 days' written notice and no event of default. The deferred instalments will be repaid together with the balloon payment. The loan bore interest at LIBOR plus 2.80% per annum, subject to the asset cover ratio being equal to at least 130% of the outstanding loan principal and so long as the Box Queen was under a time charter approved by the lenders; otherwise it would bear interest at LIBOR plus 3.00% per annum. At any time the asset cover ratio was lower than 130%, the loan would bear interest at LIBOR plus 4.5% per annum and if the security cover was less than 120% or 110% during the Unicredit Waiver Period, it would constitute an event of default if not cured as set forth under the loan agreement. Pursuant to the supplemental agreement dated December 17, 2014, the loan will bear interest at LIBOR plus 3.00%.

The loan is secured by, among other things (i) a first priority mortgage on the Box Queen; (ii) an assignment of income and insurances; (iii) a corporate guarantee from us; (iv) a pledge over the earnings account of the Box Queen; (v) a retention account, where we deposit one-third of the upcoming quarterly instalment on a monthly basis, which is released to pay the instalment when it falls due; (vi) the specific assignment of any time charter employment of the Box Queen exceeding 12 months; and (vii) the undertaking of Allseas.

Under the corporate guarantee of the loan agreement, we were required to maintain (i) a ratio of total debt to EBITDA, as defined in the loan agreement, of no more than 5:1; (ii) a ratio of total liabilities to market value adjusted total assets of less than 0.65:1 or 0.85:1 during the Unicredit Waiver Period; and (iii) minimum cash of the higher of $750,000 per vessel owned or $10.0 million. Pursuant to the supplemental agreement dated December 17, 2014, the ratio of total debt to EBITDA shall not apply and we were required to maintain (i) a ratio of total liabilities to market value adjusted total assets of less than 0.65:1 or 0.80:1 during the Unicredit Second Waiver Period, provided that at all times thereafter when equivalent provisions in other loan agreements provide for higher ratios, the lower of such higher ratios shall apply; and (ii) minimum cash. During the Unicredit Second Waiver Period we were required to maintain the higher of $500,000 per vessel owned or $5.0 million, provided that if equivalent provisions in other loan agreements provide for higher amounts, such higher amounts shall apply. For the period commencing thereafter, we are required to maintain the higher of $750,000 per vessel owned or $8.0 million, provided that if equivalent provisions in the other loan agreements are lower, then we are required to maintain the higher of (a) the higher of $500,000 per vessel and the amount agreed with the other lenders on a per vessel basis and (b) the higher of $5.0 million and the amount agreed with the other lenders on an aggregate basis.

In addition, the loan agreement and corporate guarantee also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the manager of the Box Queen; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership, directly or indirectly, of 10% of the total outstanding shares of common stock of Box Ships Inc., subject to a one-month cure period; the requirement to maintain a minimum security cover of 120%, or 110% during the Unicredit Waiver Period, on a charter-exclusive basis; prohibitions on subsequent period charters for the Box Queen of longer than 12 months or bareboat charters without the prior written consent of the lender; the requirement to maintain in the retention account at least $1,500,000; and other customary covenants. Pursuant to the supplemental agreement dated December 17, 2014, during the Unicredit Second Waiver Period, the minimum security cover was waived, and as long as waivers or favorable amendments in respect of the security cover have been granted by the other lenders, the security cover shall be considered waived until the earliest date of such waiver or favorable amendment expires, otherwise it should not be below 120%. In addition, during the period from December 2, 2014 to June 30, 2015, we are required to maintain an amount of $500,000 in the retention account, provided that if minimum liquidity provisions in the other loan agreements are higher, such higher amount shall apply. In relation to the period thereafter, we are required to maintain an amount of $750,000 in the retention account, provided that if equivalent provisions in the other loan agreements provide for lower amounts, the higher of (a) $500,000 and (b) the amount agreed with the other lenders on per vessel basis will apply.

The loan agreement also contains customary events of default, including cross-defaults, material change to the borrower and to us and termination or early termination of the charter approved by the lenders.

As of December 31, 2015, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	ratio of total liabilities to market value adjusted total assets of 0.76:1; and
•	cash of $13.9 million.

The loan agreement contains a voluntary prepayment clause, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 10 days' prior written notice to the lender, in minimum amounts of $750,000 or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

In relation to the supplemental agreement dated December 17, 2014, discussed above, we are obligated to pay a non-refundable waiver fee of $0.1 million on the final repayment date. We had outstanding borrowings under this loan agreement of $16.5 million and $16.5 million as of both December 31, 2015 and 2014.

Two $22.0 million secured loan agreements with Credit Suisse / $31.65 million secured loan agreement with Credit Suisse

On July 12, 2011 and July 18, 2011, we entered into two secured loan agreements with Credit Suisse relating to loans of up to $22.0 million each to partially refinance the cash consideration paid for the Box Marlin and the CMA CGM Kingfish, which we drew in full in August 2011. On May 28, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on March 31, 2013 and ending on April 1, 2014 ("Credit Suisse Waiver Period"), certain financial covenants were amended. On November 11, 2014, we entered into a loan agreement for $31.65 million, to refinance in full the then outstanding indebtedness.

The loans were each originally repayable in 24 quarterly instalments of $475,000, which commenced in August 2011, plus a balloon payment of $10.6 million, payable together with the final instalment in May 2017. Pursuant to the loan agreement dated November 11, 2014, the loan is repayable in one instalment of $850,000, commencing in May 2016, followed by four consecutive quarterly instalments of $1.35 million, plus a balloon payment of $25.4 million, payable together with the last instalment. The loan bears interest at LIBOR plus 3.00% per annum.

The new loan is secured by, among other things, (i) a first priority mortgage on the CMA CGM Kingfish, Box Marlin and Box Emma; (ii) an assignment of income and insurances; (iii) a pledge over the earnings accounts of the CMA CGM Kingfish, Box Marlin and Box Emma; (iv) a retention account where we deposit one-third of the upcoming quarterly instalment on a monthly basis, which is released to pay the instalment when it falls due; (v) the specific assignment of any time charter employment; (vi) a guarantee of the respective vessel-owning subsidiary; and (vii) the undertaking of Allseas.

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

In addition, the new loan agreement also requires us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the manager of the CMA CGM Kingfish, Box Marlin and Box Emma; limitations on changes in our management; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership of 10% of the total outstanding shares of common stock of Box Ships Inc., subject to a three-month cure period; the requirement to maintain a minimum security cover of 130% on a charter-exclusive basis; the requirement that each earnings account maintain at least $500,000; and other customary covenants. The new loan agreement also contains customary events of default, including cross-defaults and material change to the borrower and to us.

As of December 31, 2015, the financial covenants were calculated (based on the definitions contained in the new loan agreement) as follows:

•	security cover of 135%;
•	cash of $12.6 million; and
•	leverage ratio of 0.75:1.
58

The new loan agreement contains voluntary prepayment clauses, whereby we may prepay the loan in whole or in part, without penalty on any interest payment date, subject to 15 days' prior written notice to the lender, in amounts equal to the repayment instalment which is being prepaid or a higher integral multiple thereof. Prepayments will be applied pro rata to reduce the then outstanding repayment instalments and the balloon instalment.

We were obligated to pay a non-refundable waiver fee of $0.1 million, in relation to the supplemental agreement dated May 28, 2013. We had outstanding borrowings under the loan agreement of $31.65 million as of both December 31, 2015 and 2014.

$30.3 million secured loan agreement with Commerzbank

On July 29, 2011, we entered into a secured loan agreement with Commerzbank relating to a loan of up to $30.3 million to partially fund the acquisition of the Box Emma, which we drew in full in August 2011. On July 8, 2013, we entered into a supplemental agreement, pursuant to which, certain financial covenants and securities were amended.

The loan was originally repayable in 28 quarterly instalments of $800,000, which commenced in November 2011, plus a balloon payment of $7.85 million, payable together with the final instalment in August 2018. The loan bore interest at LIBOR plus 2.35% per annum while the balance of the loan was less than 60% of value of the collateral securing the loan and LIBOR plus 2.65%, while the balance of the loan was greater than 60% of the value of the collateral securing the loan.

We were obligated to pay a waiver fee of $0.2 million, in relation to the supplemental agreement, discussed above.

On July 22, 2014, the outstanding amount of the loan was $21.45 million and we agreed with the bank to the payment of $15.0 million, plus accrued interest, in full and final settlement of the loan.

$25.0 million secured loan agreement with ABN AMRO

On June 27, 2012, we entered into a loan agreement with ABN AMRO relating to a loan of up to $25.0 million to partially finance the acquisition of the Box Hong Kong and the Box China, delivered to us on June 25, 2012 and July 5, 2012, respectively. The borrowers under the loan agreement are Triton Shipping Limited and Rosetta Navigation Corp. Limited, the vessel-owning subsidiaries that own the Box Hong Kong and the Box China, respectively, and Box Ships Inc. is the corporate guarantor. On August 9, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on June 28, 2013 and ending on April 1, 2014 ("ABN AMRO $25 Million Loan Waiver Period") and for the period thereafter, certain financial, minimum security and other covenants and securities were temporarily or permanently amended, respectively, as specified below. On November 25, 2014, we entered into the second supplemental agreement, pursuant to which, during the period commencing on April 1, 2014 and ending on June 29, 2015 ("ABN AMRO $25 Million Loan Second Waiver Period") certain financial covenants, undertakings and securities were temporarily amended or waived, as specified below. On June 25, 2015, we entered into a supplemental agreement, pursuant to which, the loan repayment schedule was amended and certain financial covenants, undertakings and securities were temporarily amended or waived for the period commencing on June 30, 2015 and ending on June 29, 2016 ("ABN AMRO $25 Million Loan Third Waiver Period").

The loan agreement has been drawn in full in two tranches and each tranche was originally repayable in 12 equal, quarterly instalments of $625,000, which commenced in October 2012, plus a balloon payment of $5.0 million payable together with the final instalment in July 2015. Pursuant to the supplemental agreement dated June 25, 2015, the then outstanding loan of $11.25 million is repayable in one instalment of $1.25 million, paid in July 2015, followed by eight consecutive quarterly instalments of $0.25 million, plus a balloon payment of $8.0 million, payable together with the last instalment. Borrowings under the loan agreement bear interest at LIBOR plus 3.75% per annum, or 4.10% per annum, during the ABN AMRO $25 Million Loan Waiver Period and ABN AMRO $25 Million Loan Second Waiver Period.

The loan is secured by, among other things (i) first priority cross-collateralized mortgages over the Box Hong Kong and the Box China; (ii) first priority assignments of the earnings of the Box Hong Kong and the Box China, as well as operating and retention accounts held with the agent, where we deposit one-third of the upcoming quarterly instalment on a monthly basis, which is released to pay the instalment when it falls due; (iii) first priority assignments of the insurances of the Box Hong Kong and the Box China; (iv) specific assignment of all present and future charter parties; (v) first priority pledges over the shares of Triton Shipping Limited and Rosetta Navigation Corp. Limited; (vi) an unconditional and irrevocable corporate guarantee from Box Ships Inc.; and (vii) an undertaking from Allseas.

The loan agreement contains certain financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we are also required to comply with certain financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market value adjusted net worth of $100.0 million, effective from June 28, 2013; (iii) minimum free liquidity of $750,000 per vessel but no less than $8.0 million in the aggregate; and (iv) a ratio of EBITDA, as defined in the loan agreement, to net interest expenses of no less than 2.5:1. During the ABN AMRO $25 Million Loan Waiver Period and ABN AMRO $25 Million Loan Second Waiver Period, the asset cover ratio is reduced to 110% and 120%, respectively, on a charter-free basis and the maximum market adjusted corporate leverage is increased to 85.0% in ABN AMRO $25 Million Loan Waiver Period and ABN AMRO $25 Million Loan Second Waiver Period and 80.0% in ABN AMRO $25 Million Loan Third Waiver Period. In addition, during the ABN AMRO $25 Million Loan Second Waiver Period and ABN AMRO $25 Million Loan Third Waiver Period, the minimum market value adjusted net worth is reduced to $50.0 million and $60.0 million, respectively.

As of December 31, 2015, the financial covenants were calculated (based on the definitions contained in the loan agreement) as follows:

•	asset cover ratio of 190%;
•	market adjusted corporate leverage of 72.0%;
•	market value adjusted net worth of $47.8 million;
•	free liquidity of $13.9 million; and
•	ratio of EBITDA to net interest expenses of 2.53:1.

In addition, the loan agreement and related corporate guarantee also require the borrowers and us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control of the borrowers and us; prohibitions on changes in the manager of the Box Hong Kong and the Box China; restrictions on asset acquisitions and disposals of the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness with respect to the borrowers; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the Company's outstanding share capital, subject to a six-month cure period; and other customary covenants. In addition, we must maintain an average outstanding time charter duration on our fleet of no less than one year, which is waived during the ABN AMRO $25 Million Loan Second Waiver Period and ABN AMRO $25 Million Loan Third Waiver Period. The loan agreement also contains customary events of default, including cross-defaults, material adverse change of the borrowers or us and termination of the charters unless replaced with charters acceptable to the lender. During the ABN AMRO $25 Million Loan Waiver Period, ABN AMRO $25 Million Loan Second Waiver Period and ABN AMRO $25 Million Loan Third Waiver Period, we may pay dividends or make any other form of distribution in each financial quarter in an amount of up to $0.15, $0.05 and $0.05 per common share outstanding, respectively.

We had outstanding borrowings under this loan agreement of $9.75 million and $13.75 million, as of December 31, 2015 and 2014, respectively.

As of December 31, 2015, we were in compliance with all of the covenants contained in the loan agreements, described above and as amended, or had obtained waivers, with the exception of the market value adjusted net worth contained under both loan agreements with ABN AMRO.

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

Containership charter rates peaked in 2005 and generally remained strong until the middle of 2008, when the effects of the recent economic crisis began to affect global trade, and then rates reversed dramatically and reached historically low levels during 2009. The recovery in China and India positively influenced charter rates in 2010 and the first half of 2011, when the market experienced a moderate recovery during those periods; however, charter rates then declined from the second half of 2011 through early 2014 and remained well below their long term historical averages due to the combination of increasing containership capacity and decreasing demand. Towards the end of 2014, the market fundamentals began to shift slightly and the market regained some footing, as the global economy, especially in the United States rebounded, causing rates to increase from their lows, and rates have continued to firm through the first half of 2015 reaching approximately $15,000 per day for benchmark 4,000 TEU containerships. However, throughout the third and fourth quarter of 2015, and carrying over into the first quarter of 2016, the charter market deteriorated reaching approximately $6,000 per day for both 3,500 TEU and 4,400 TEU containerships, and is still under pressure as the supportive fundamentals that had driven charter rate improvements earlier in 2015 appear to have been outweighed by the impact of low trade volumes and weak ship demand. More specifically, in 2015, the growth in the global container trade is estimated to have reached 2.4%, its lowest level since 2009, while the container fleet capacity increased significantly in 2015 by an estimated 7.2%. Global container trade growth is currently expected to improve slightly to 4% in 2016, subject to global economy risks. On the other hand, total container deliveries are projected to slow from 1.7 million TEU in 2015 to 1.2 million TEU in 2016, of which 1.0 million TEU relate to 8,000+ TEU containerships. The containership demolition, which increased notably during the fourth quarter of 2015, is expected to increase significantly in 2016 to around 0.4 million TEU. Global financial conditions remain volatile and demand for containership services may continue to decrease in the future, while capacity growth is expected to slow down only slightly in 2016. As such, we cannot assure investors that we will be able to fix our vessels, upon expiration of their current charters, at average rates higher than or similar to those achieved in previous years.

Please see "Item 3. Key Information—D. Risk Factors" for a discussion of the material risks inherent in our business. See also "Item 4. Information on the Company—B. Business overview—The Container Shipping Industry" for a discussion of the container shipping industry.

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015, without taking into consideration the re-classification of total outstanding debt within current liabilities, discussed under Notes 3 and 8 to our financial statements included at the end of this annual report:

Contractual Obligations (amounts in thousands of U.S. Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$123,250	$13,740	$109,510	$-		$-
Interest payments(1)	$6,137	$4,538	$1,599	$-		$-
Fees and Commissions(2)	$9,427	$2,458	$4,642	$2,327		$-
Executive services(3)	$11,000	$2,200	$4,400	$4,400	$	*
Accounting services(4)	$2,710	$542	$1,084	$1,084	$	*
Total	$152,524	$23,478	$121,235	$7,811		$-

*	Pursuant to the amended and restated Executive Services and Accounting agreements, dated May 19, 2015, the agreements shall remain in full force and effect, unless terminated in accordance with the provisions of the agreements. These agreements do not have a finite term, however the table above reflects the respective obligations assuming a five-year term.

(1)	Interest Payments refer to our expected interest payments of our loan agreements based on an assumed LIBOR rate of 0.6127%, being the 3 month LIBOR rate as of December 31, 2015.

(2)	Management fees are based on €648.93 per vessel, per day (or $706 per vessel, per day using an exchange rate of $1.0887:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2015, according to Bloomberg) and commissions relate to the 1.25% charter hire commission for the vessels in our fleet under their time charters, as of December 31, 2015, based on the estimated redelivery dates assuming no off-hire days. Third party commissions on revenues are not included in the table above. Management fees and commissions relate to the agreements that were effective as of December 31, 2015.

(3)	Executive services relate to the executive services fee of $2.2 million per annum in connection with the provision of services under the executive services agreement with Allseas and do not include any incentive compensation.

(4)	Accounting services relate to the financial and accounting services fee of €250,000 per annum (or $272,175 using an exchange rate of $1.0887:€1.00, the U.S. dollar/Euro exchange rate as of December 31, 2015, according to Bloomberg) and the financial reporting fee of $30,000 per vessel per annum, in connection with the provision of services under the accounting services agreement.

G.           Safe Harbor

See the section entitled "Forward-looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name	Age	Position
Michael Bodouroglou	61	Chairman, President, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
George Skrimizeas	50	Chief Operating Officer
Achilleas Stergiou	66	Class A Director
Dimitar Todorov	60	Class B Director
A. Joel Walton	54	Class A Director
Athanasios Reisopoulos	67	Class B Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, age 61, has served as a director of the Company and our President and Chief Executive Officer since our inception in May 2010 and has served as our Chairman and Class C director since April 2011. Mr. Bodouroglou also serves as our Interim Chief Financial Officer since March 2015. Mr. Bodouroglou also serves as Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also a member of the Board of the Swedish P&I Club and the Union of Greek Shipowners. Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, the President of the Hellenic Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.

George Skrimizeas, age 50, has been our Chief Operating Officer since July 2013. Mr. Skrimizeas has been general manager of Allseas since May 2006. Mr. Skrimizeas has also been the Chief Operating Officer of Paragon Shipping Inc. since June 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers, Governor of the International Propeller Club - Port of Piraeus, Greece and member of the Business Advisory Committee of the ICMA center Henley Business school in the U.K. (Msc in International Shipping and Finance).

Achilleas Stergiou, age 66, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank's shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the Board of Directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

Dimitar Todorov, age 60, has served as a Class B non-executive director of the Company since April 2011. Since 2003, Mr. Todorov has been the Executive Director and a member of the Board of Directors of Odessos Shiprepair Yard S.A., a shiprepair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship's Machines and Equipment. Mr. Todorov has extensive technical experience and competence in the shiprepair business.

A. Joel Walton, age 54, has served as a Class A non-executive director of the Company since April 2011. Since May 2004, Mr. Walton has been the chief executive officer of the Maritime Authority of the Cayman Islands which also owns and operates the Cayman Registry. Prior to May 2004, Mr. Walton served in various posts within the Cayman Islands public sector, including that of Deputy Financial Secretary of the Cayman Islands for 11 years. Mr. Walton has also held appointments on a number of boards and committees in the Cayman public and private sectors, including: chairman of the Maritime Sector Consultative Committee; deputy chairman of the Cayman Islands Monetary Authority; chairman of the Cayman Islands Health Services Authority; chairman of the Company Sector Consultative Committee; deputy chairman of the Cayman Islands Public Service Pensions Board; and deputy chairman of the Cayman Islands Stock Exchange Authority. Mr. Walton has also held other board appointments, including with the Caribbean Utilities Company, Ltd., a Toronto Stock Exchange listed company and with the Caribbean Development Bank. Mr. Walton obtained a Bachelor of Administration (Hons) degree with a specialization in finance from Brock University, Canada in 1983 and an MBA with a concentration in finance and strategic planning from the University of Windsor, Ontario in 1988.

Athanasios Reisopoulos, age 67, has served as a Class B non-executive director of the Company since June 2014. Mr. Reisopoulos has been the Vice President, head of Business and Market Development for the Region East Mediterranean, Black & Caspian Seas of DNV GL, Piraeus, since November 2013. Mr. Reisopoulos has served as the Vice President, Area Manager for South Europe of Germanischer Lloyd Hellas MEPE from 2002 to 2013 and as the Principal Surveyor and Area Manager for Africa of Germanischer Lloyd South Africa, Pty Ltd. Durban, South Africa from 1996 to 2002. From 1980 to 1996 Mr. Reisopoulos has served as H & M Surveyor, ISO 9000 Lead Auditor, Tutor for ISM, GL's Internal Auditor and ISMA Lead Auditor in Germanischer Lloyd, Hellas E.P.E. From 1977 to 1980 Mr. Reisopoulos was a Surveyor/Assessor for Euromarine Ltd., Piraeus, Greece. From 1975 to 1977 Mr. Reisopoulos served as Naval Architect/Quality Control Expert for Naval Shipyard, Simonstown, South Africa and from 1971 to 1972 as a Naval Architect in Howaldswerke Deutsche Werft in Kiel Germany. Mr. Reisopoulos received his Diploma in Naval Architecture from the Technical University of Kiel, Germany in 1973 and his Diploma in Mechanical Engineering from the Technical University of Hamburg, Germany in 1975.

B.	Compensation

Our executive officers and directors received compensation during 2015 as set forth below. Our executive officers and directors and employees of our Managers are eligible to receive awards under the Box Ships Inc. 2011 equity incentive plan, or our 2011 Equity Incentive Plan, described below under "—2011 Equity Incentive Plan." During 2015, we granted non-vested shares of common stock to our executive officers and directors, as set forth below. We do not have a retirement plan for our officers or directors.

Executive Compensation

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Pursuant to the amended and restated Executive Services Agreement, dated May 19, 2015, the agreement shall remain in full force and effect unless terminated in accordance with the provisions of the agreement, as discussed further below. Allseas is entitled to an executive services fee for provision of services under the agreement, which amounted to $1.8 million per annum in 2012 and was increased to $2.2 million per annum as of January 1, 2013. In addition, Allseas is entitled also to incentive compensation, at the discretion of our Board of Directors.

The aggregate compensation that was charged by Allseas under the executive services agreement in 2015 was $2.2 million, which does not include incentive compensation of approximately $0.5 million awarded to Allseas, at the discretion of our Board of Directors, in relation to the executive services provided in 2015.

On March 17, 2015, we granted 30,000 shares of our restricted common stock to certain executive officers, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $0.835 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2015.

On December 15, 2015, we granted 200,000 shares of our restricted common stock to Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $0.185 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2016.

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

Compensation of Our Non-employee Directors

For the year ended December 31, 2015, each non-employee director was entitled to directors' fees of $45,000 per annum. In addition, each director is entitled also to incentive compensation, at the discretion of our Board of Directors and is also reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In addition, on December 15, 2015, we granted 20,000 shares of our restricted common stock to each of our non-executive directors, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $0.185 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2016.

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

Compensation of Certain Employees of Our Managers

On February 26, 2015, we granted 70,000 shares of our restricted common stock to certain employees of our Managers, under our 2011 Equity Incentive Plan, with such restricted shares being valued at $0.845 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2015.

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

Our Board of Directors consists of the five directors named above. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Achilleas Stergiou and A. Joel Walton, expires at our 2018 annual general meeting of shareholders, the term of our Class B directors, Mr. Dimitar Todorov and Mr. Athanasios Reisopoulos, expires at our 2016 annual general meeting of shareholders, and the term of our Class C director, Mr. Michael Bodouroglou, expires at our 2017 annual general meeting of shareholders.

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

Our audit committee consists of Messrs. Reisopoulos, Todorov, Walton and Stergiou, each of whom has been determined by our Board of Directors to be independent under Rule 10A-3 of the Exchange Act. Our Board of Directors has also designated Mr. Stergiou as an "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

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

As of December 31, 2015, 2014 and 2013, we had one employee. Allseas provides the services of our executive officers, who report directly to our Board of Directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2015 2014 and 2013, we had two shoreside executive officers, Mr. Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and Mr. George Skrimizeas, who has been our Chief Operating Officer since July 2013, while Mr. Robert Perri was served as our Chief Financial Officer until March 2015. In addition, Mrs. Maria Stefanou served as our corporate secretary until February 19, 2014 when she was replaced by Mrs. Aikaterini Stoupa.

Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships. Allseas subcontracts crewing services relating to our vessels mainly to Crewcare, a company beneficially owned by Mr. Bodouroglou. We believe the streamlining of crewing arrangements ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

As of December 31, 2015 2014 and 2013, 212, 173 and 156 people were employed to crew the vessels in our fleet, respectively. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2011.

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

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of common stock available for delivery pursuant to awards granted under the plan is 2,000,000 shares, as amended in February 2013. As of the date of this annual report, we had 297,000 shares of common stock remaining for issuance under the plan. If any award is forfeited or otherwise terminates or is cancelled without delivery of the shares of common stock, those shares will again be available for grant under the plan. Shares of our common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

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

Options

As of the date of this annual report, we have not granted any options to purchase shares of our common stock.

Non-vested Shares of Common Stock

For more information on our awards of non-vested common stock granted in 2015 under our 2011 Equity Incentive Plan, please see "—Executive Compensation," "—Compensation of our Non-employee Directors," and "—Compensation of Certain Employees of our Managers" above and please also refer to Note 12 in the Company's financial statements included at the end of this annual report.

Item 7.    Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth the beneficial ownership of shares of our common stock, as of April 22, 2016, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;
•	each of our executive officers and directors; and
•	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of April 22, 2016, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
Michael Bodouroglou(2)	5,621,261	16.0%
George Skrimizeas	—	*
Achilleas Stergiou	—	*
Dimitar Todorov	—	*
A. Joel Walton	—	*
Athanasios Reisopoulos	—	*
Executive Officers and Directors as a Group	5,833,261	16.6%

5% Beneficial Owners:

Michael Nowacki(3)	2,043,864	6.1%

*	Less than 1.0% of our outstanding common stock.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Box Ships Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.

(2)	Mr. Bodouroglou may be deemed to beneficially own these shares of our common stock through Neige International, a Marshall Islands corporation controlled by Mr. Bodouroglou. This beneficial ownership includes 1,333,333 common shares issuable upon the exercise of warrants issued to Neige International in June 2012, which have an exercise price of $7.74 per share and may be exercised at any time on or prior to June 30, 2017 and 200,000 common shares issuable upon the exercise of warrants issued to Neige International in April 2014, which have an exercise price of $2.65 per share and may be exercised at any time on or prior to April 10, 2019. As of April 22, 2016, Mr. Bodouroglou also beneficially owns 23.1% of our outstanding Series C Preferred Shares.

(3)	Based solely on the Schedule 13G filed on January 20, 2016 by Michael Nowacki, reporting beneficial ownership of these shares through Nowacki Capital Management LLC, Nowacki Asset Management LLC and Nowacki Partners LP. The principal business address of each of these reporting persons is 29525 Chagrin Blvd., Suite 301, Pepper Pike, Ohio 44122.

As of April 22, 2016, we had four shareholders of record located in the United States, including CEDE & CO., a nominee of The Depository Trust Company.

B.           Related Party Transactions

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

Under the management agreements, Allseas is entitled to a technical management fee of €648.93 per vessel, per day (or $734 per vessel, per day using an exchange rate of $1.1315:€1.00, the U.S. dollar/Euro exchange rate as of March 30, 2016 according to Bloomberg), for the twelve months commencing June 1, 2015, payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a superintendent fee of €500 per day (or $566 per day using an exchange rate of $1.1315:€1.00, the U.S. dollar/Euro exchange rate as of March 30, 2016 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed on site inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

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

During 2015, we incurred approximately $2.4 million in management fees. During 2014, we incurred approximately $2.8 million and $0.7 million in management fees and chartering commissions, respectively. During 2013, we incurred approximately $2.8 million and $0.9 million in management fees and chartering commissions, respectively.

Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement with Allseas

On September 12, 2012 we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to a sum equal to (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.4 million using an exchange rate of $1.1315:€1.00, the U.S. dollar/Euro exchange rate as of March 30, 2016, according to Bloomberg). Under the agreement, any other form of termination fees or compensation to which Allseas may be entitled at the time of the involuntary termination in respect of the management agreements described above shall become null and void. The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party. On January 2, 2015, the Compensation Agreement was amended and restated to reflect the amended and restated management agreements, discussed above. The provisions contained in the original Compensation Agreement remain unchanged.

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

Under the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas, which amounted to approximately $31,000, $35,500 and $36,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

Executive Services Agreement with Allseas

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Pursuant to the amended and restated Executive Services Agreement, dated May 19, 2015, the agreement shall remain in full force and effect unless terminated in accordance with the provisions of the agreement. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties.

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by us for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its annual fee payable under the agreement through the Termination Date (as defined in the agreement); (ii) a compensation equal to three years annual executive services fee; and (iii) 3,000,000 fully vested shares of our common stock issued cash free on the date of termination. In addition, either party has the option to terminate the agreement within six months following a Change of Control (as defined in the agreement).

Under the agreement, Allseas is entitled to an executive services fee for the provision of services under the agreement, which amounted to $1.8 million per annum in 2011 and 2012 and increased to $2.2 million per annum as of January 1, 2013. For each of the years ended December 31, 2015, 2014 and 2013, the amount charged by Allseas under the executive services agreement amounted to $2.2 million, which does not include incentive compensation of approximately $0.5 million, $0.7 million and $0.8 million, respectively, awarded to Allseas, at the discretion of our Board of Directors, in relation to executive services provided during the years ended December 31, 2015, 2014 and 2013, respectively.

Accounting Agreement with Allseas

On September 12, 2012, we entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas is entitled to annual fees of €250,000 (or $282,875 using an exchange rate of $1.1315:€1.00, the U.S. dollar/Euro exchange rate as of March 30, 2016 according to Bloomberg), payable quarterly, for the provision of financial and accounting services and $30,000 per vessel, payable quarterly, for the provision of financial reporting services.

Pursuant to the amended and restated Accounting Agreement, dated May 19, 2015, the agreement shall remain in full force and effect, unless terminated in accordance with the provisions of the agreement.

Our obligations under the agreement will immediately cease, and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by us for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its fee through the Termination Date (as defined in the agreement); and (ii) a compensation equal to three years annual financial accounting services fee and financial reporting fee. In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement).

For the years ended December 31, 2015, 2014 and 2013, the amounts charged by Allseas under the Accounting Agreement amounted to $0.5 million, $0.6 million and $0.6 million, respectively.

Brokerage Agreement with Seacommercial

On January 2, 2015, we entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days' advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause, as set forth in the agreements, on at least 30 days' advance written notice. The agreements provide for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

For the year ended December 31, 2015, the amount charged by Seacommercial under the agreement amounted to $0.6 million.

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

Manning Agreements with Crewcare

Allseas subcontracts crewing services relating to our vessels to Crewcare, a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into separate manning agreements with Crewcare, pursuant to which Crewcare provides manning services for our vessels in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board our vessels and a one-time recruitment fee of $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees payable under the agreements are subject to the review and mutual agreement by Allseas and Crewcare in January of each year.

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

For the years ended December 31, 2015, 2014 and 2013, the amounts charged by Crewcare under the manning and cadetship program agreements amounted to approximately $0.4 million, $0.4 million and $0.2 million, respectively.

Our Executive Officers and Certain of Our Directors

Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and George Skrimizeas, our Chief Operating Officer, are also officers of Paragon Shipping. Mr. Bodouroglou serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping and Mr. Skrimizeas serves as the Chief Operating Officer of Paragon Shipping.

Non-Competition Agreement with Paragon Shipping and Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

On April 19, 2011, we entered into an agreement with Paragon Shipping and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, reflecting, among others, the provisions described below:

For so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable. Notwithstanding this agreement, Paragon Shipping may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the international containership industry, and this could have a material effect on our business, results of operations, cash flows and financial condition.

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

Transactions with Paragon Shipping

In 2011, Paragon Shipping granted us an unsecured loan, which was fully repaid in 2013. Interest charged on the loan during 2013 amounted to $439,326. In March 2013, we agreed to amend the terms of the unsecured loan agreement with Paragon Shipping. In consideration for the amendment of the loan agreement, we paid an amendment fee of $65,000.

Transactions with Neige International

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

Office Lease

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. The term of the lease is for one year and will expire on May 31, 2016, unless the lease is renewed. The monthly lease payment is €1,500 (or $1,697 using an exchange rate of $1.1315:€1.00, the U.S. dollar/Euro exchange rate as of March 30, 2016, according to Bloomberg), plus 3.6% tax, and will adjust thereafter annually for increases in inflation. For the years ended December 31, 2015, 2014 and 2013, we were charged approximately $21,000, $25,000 and $21,000, respectively, in rental payments under the lease agreement.

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

Until early 2014, we paid quarterly dividends to holders of our common stock. We have an obligation to make dividend payments to holders of our Series C Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, issued in 2013, which rank prior to our common stock with respect to, among other things, dividends. We continued to make dividend payments to the holders of our Series C Preferred Shares through 2015, however, we did not make the quarterly payment for the first quarter of 2016. At this time, we do not anticipate making dividend payments on our common stock for the foreseeable future, and will only make dividend payments to the holders of our Series C Preferred Shares if our liquidity position permits.

The following table illustrates the dividends we have paid in respect of our common stock:

For the Quarter ended:	Dividend per common share:
September 30, 2013	$0.06
June 30, 2013	$0.12
March 31, 2013	$0.12
December 31, 2012	$0.22
September 30, 2012	$0.22
June 30, 2012	$0.26
March 31, 2012	$0.30
December 31, 2011	$0.30
September 30, 2011	$0.30
June 30, 2011	$0.15

The declaration and payment of any dividend on our common stock will be determined at the sole discretion of our Board of Directors, and we cannot assure you that we will reinstate our policy to pay dividends in the near future, or at all. We have a limited operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock in the future. In addition, the container vessel time charter market may be highly volatile and factors beyond our control may affect the charter market for our vessels, our charterers' ability to satisfy their contractual obligations to us, and our voyage and operating expenses. We have used in the past, and may use in the future, a portion of our cash reserves, in addition to our operating cash flows, to fund quarterly dividend payments, which reduces our cash position and is only sustainable to the extent cash is available.

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

Our Board of Directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay quarterly dividends owed to the holders of our Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation. Cumulative dividends on our Series C Preferred Shares accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share, subject to increase upon the occurrence of certain events, and are payable on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2013, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. For additional information about our Series C Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein. In addition, any ability to pay dividends to holders of our common shares will be subject to the restrictions in our loan agreements and the provisions of Marshall Islands law as well as the other limitations. In particular, during the first, second and third waiver period under the ABN AMRO loan agreements, as defined under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements," we may declare and pay quarterly dividends or make any other form of distribution at a maximum amount of $0.15, $0.05 and $0.05 per common share outstanding, respectively. In addition, on April 7, 2016, we entered into a securities purchase agreement with an unrelated third party, under which we are prohibited from declaring or paying any cash dividends on our common shares until April 7, 2017.

We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would generally be subject to a the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of any dividend payments.

B.           Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

Item 9.                 The Offer and Listing

Our common stock is currently trading on OTCQX under the symbol "TEUFF" since November 18, 2015 and was previously trading on the NYSE under the symbol "TEU" between April 14, 2011 and November 17, 2015.

The table below sets forth the low and high closing prices for each of the periods indicated for our common stock.

For the Fiscal Year Ended	Low	High
December 31, 2012	$4.01	$9.74
December 31, 2013	$2.86	$6.17
December 31, 2014	$0.67	$3.32
December 31, 2015	$0.15	$1.06

For the Quarter Ended	Low	High
March 31, 2014	$2.30	$3.32
June 30, 2014	$1.42	$2.47
September 30, 2014	$1.19	$1.54
December 31, 2014	$0.67	$1.25
March 31, 2015	$0.73	$0.99
June 30, 2015	$0.84	$1.06
September 30, 2015	$0.46	$1.00
December 31, 2015	$0.15	$0.57
March 31, 2016	$0.08	$0.19

For the Month	Low	High
October 2015	$0.49	$0.57
November 2015	$0.15	$0.48
December 2015	$0.16	$0.20
January 2016	$0.10	$0.17
February 2016	$0.08	$0.13
March 2016	$0.08	$0.19
April 1, 2016 to April 22, 2016	$0.05	$0.08

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

All of our shares of stock are in registered form. As of December 31, 2015, we had issued and outstanding 31,488,715 and 31,280,555 common shares, respectively, warrants to purchase an additional 3,792,333 shares of our common stock and 916,333 Series C Preferred Shares. See "—Share History" and, for a description of the warrants and Series C Preferred Shares, see "—B. Memorandum and Articles of Association." In addition, as of the date of this annual report, we have reserved for issuance an additional 297,000 shares of common stock under our 2011 Equity Incentive Plan.

Share History

On February 4, 2013, we granted under our 2011 Equity Incentive Plan 3,000 shares of our restricted common stock to our Chief Financial Officer, Mr. Robert Perri, and an aggregate of 31,000 shares of our restricted common stock to certain employees of Allseas, with such restricted shares being valued at $6.11 per share. All such restricted shares vested ratably in annual instalments over a two-year period commencing on December 31, 2013.

On March 18, 2013, we consummated the public offering of 4,000,000 shares of our common stock at a public offering price of $5.25 per share, resulting in net proceeds of approximately $19.9 million, after deducting underwriters' discounts and commissions and offering expenses paid by us. Neige International, a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, purchased an aggregate of 400,000 shares of common stock in the offering at the public offering price.

On July 29, 2013, we consummated the public offering of 558,333 shares of our Series C Preferred Shares at a public offering price of $24.00 per share, resulting in net proceeds of approximately $12.6 million, after deducting underwriters' discounts and commissions and offering expenses paid by us. Neige International, a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, purchased an aggregate of 208,333 Series C Preferred Shares in the offering at the public offering price. Concurrently with the closing of the public offering of Series C Preferred Shares, we used the net proceeds from the offering and approximately $7.1 million of our cash reserves to redeem and retire all of our outstanding Series B-1 Preferred Shares.

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

On November 22, 2013, we granted under our 2011 Equity Incentive Plan 300,000 shares of our restricted common stock to Mr. Bodouroglou and 5,000 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $3.175 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2014.

On December 19, 2013, we granted under our 2011 Equity Incentive Plan an aggregate of 15,000 shares of our restricted common stock to our Chief Financial Officer, Mr. Robert Perri, and our Chief Operating Officer, Mr. George Skrimizeas, and 1,000 shares of our restricted common stock to certain employees of Allseas, with such restricted shares being valued at $2.91 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2014.

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

On November 10, 2014, we granted under our 2011 Equity Incentive Plan 300,000 shares of our restricted common stock to Mr. Bodouroglou and 10,000 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $0.91 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2015.

On February 26, 2015, we granted under our 2011 Equity Incentive Plan 70,000 shares of our restricted common stock to certain employees of our Managers, with such restricted shares being valued at $0.845 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2015.

On March 17, 2015, we granted under our 2011 Equity Incentive Plan 30,000 shares of our restricted common stock to our executive officers, with such restricted shares being valued at $0.835 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2015.

On December 15, 2015, we granted under our 2011 Equity Incentive Plan 200,000 shares of our restricted common stock to Mr. Bodouroglou and 20,000 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $0.185 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2016.

During the fourth quarter of 2015, under the share repurchase program, we repurchased 208,160 shares of our common stock, which were cancelled in January 2016.

On February 12, 2016, at our special meeting of shareholders, it was approved and adopted to grant discretionary authority to the our Board of Directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-50, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting.

On March 3, 2016, we entered into a securities exchange agreement (the “Exchange Agreement”) with an unrelated third party (the “Buyer”). The Buyer may purchase, from time to time, shares of our Series C Preferred Shares, with an aggregate purchase price of up to $350,000. We have agreed with the Buyer to exchange any of such Series C Preferred Shares for a number of shares of our Common Stock pursuant to a formula set forth in the Exchange Agreement. As of April 22, 2016, we have exchanged 15,500 Series C Preferred Shares for 2,312,445 common shares.

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
(2)	either:

●	more than 50% of the value of our outstanding stock is owned, directly or indirectly, by "qualified shareholders" (shareholders residing in countries that grant an “equivalent exemption” to United States corporations), as discussed in more detail below, which we refer to as the "50% Ownership Test," or
●	our stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to United States corporations or in the United States, which we refer to as the "Publicly-Traded Test."

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

As discussed below, for the 2015 taxable year, we believe that we satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, our common shares were primarily and regularly traded on established securities markets in the United States and we intend to take this position on our U.S. federal income tax return.

The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During the 2015 taxable year, shares of our common stock were "primarily traded" on the established securities markets in the United States.

Under the regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since, all of our shares of common stock are listed on the OTCQX, we believe that we satisfy the listing threshold.

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

For our 2015 taxable year, we do not believe that we were subject to the 5% Override Rule and therefore, we believe that we satisfied the Publicly-Traded Test. However, in any future taxable year, it is possible that our 5% Shareholders may own 50% or more of our common stock. Therefore, we may be subject to the 5% Override Rule for such year unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

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

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares of our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the “income test”; or
•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the “asset test”.

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

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated a PFIC for any future taxable year. However, our status as a PFIC will depend upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities (whether conducted directly or through participation in a pool) of us or any of our wholly-owned subsidiaries as services income, rather than rental income. Since we are taking the position that such income should not constitute passive income, we are also taking the position that the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in the performance of bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

We believe there is substantial legal authority supporting our position. consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to-market" election with respect to shares of our common stock. If we were to be treated as a PFIC, a U.S. Holder of our shares would be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of U.S. Holders Making a Timely QEF Election

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

Taxation of U.S. Holders Making a "Mark-to-Market" Election

As an alternative to making a QEF election,, if we were to be treated as a PFIC for any taxable year and, as is expected to be the case, our common stock were treated as "marketable stock," then a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the shares of our common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the shares of our common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount of mark-to-market income previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his shares of our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares of common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. (The mark-to-market election may not be available with respect to any PFIC income generated by our subsidiaries, with the result that a subsidiary’s income may be subject to adverse tax consequences under the PFIC rules even though, due to a mark-to-market election, our own income is not – an anomaly that the IRS recognizes but has not yet resolved.)

Taxation of U.S. Holders Not Making a Timely QEF Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds shares of our common stock and during which we are treated as PFIC, or a mark-to-market election, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the shares of our common stock), and (2) any gain realized on the sale, exchange or other disposition of our shares of common stock. Under these special rules:

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

Sale, Exchange or Other Disposition of Common Stock

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

U.S. Holders and Non-U.S. Holders should consult their own tax advisors regarding information that must be provided to us or to our paying agent in order to avoid backup withholding.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (higher thresholds for reporting apply to different categories of taxpayers or as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.

U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their obligations to file Form 8938.

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

Item 11.               Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The international containership industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We have entered into interest rate swap agreements in order to hedge a portion of our variable interest rate exposure. For more information about our interest rate swap agreements, please refer to Note 9 in our financial statements included at the end of this annual report. Our interest rate swaps are recognized on the balance sheet at their fair value. Certain of our interest rate swaps qualified for hedge accounting and subsequent changes in their fair market value at the end of every period and the resulting unrealized gains / (losses) during the period are recorded in Other Comprehensive Income / (Loss) in the Statement of Stockholders' Equity. The fair value changes of the interest rate swaps that did not qualify for hedge accounting is recognized in the statement of comprehensive income / (loss).

As an indication of the extent of our sensitivity to interest rates changes based upon our debt level, an increase or decrease of 50 basis points in the LIBOR interest rates and all other variables held constant would have resulted in a respective increase or decrease in interest expense by approximately $0.4 million and $0.5 million, for the years ended December 31, 2015 and 2014, respectively.

The following table sets forth the sensitivity of our long-term debt, as of December 31, 2015, including the effect of our interest rate swap agreements, as to a 50 basis points increase on an assumed LIBOR rate of 0.6127%, being the 3 month LIBOR rate as of December 31, 2015, until the maturity of our loans and reflects the additional interest expense.

  Amounts in millions of U.S. Dollars

Year	Amount
2016	$0.4
2017	$0.1

Currency and Exchange Rates Risk

For the years ended December 31, 2015 and 2014, we generated all of our revenues in U.S. dollars and incurred approximately 25% and 33%, respectively, of our expenses in currencies other than U.S. dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2015 and 2014 in currencies other than U.S. dollars, would be approximately $0.7 million and $1.0 million, respectively.

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

In addition, as of April 22, 2016, we had issued and outstanding 900,833 Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation.  See "Item 10. Additional Information—B. Memorandum and Articles of Association."

Item 15.               Controls and Procedures

A.            Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Interim Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures are effective as of December 31, 2015.

B.            Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Interim Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control—Integrated Framework (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2015 is effective.

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

Item 16C.            Principal Accountant Fees and Services

Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

(amounts in U.S. Dollars)	2014	2015
Audit fees	$434,977	$335,779
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total Fees	$434,977	$335,779

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

Item 16D.            Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.             Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number (or Appropriate Dollar Value) of Shares that May Yet Be Purchased Under the Programs
October 2015 (October 6 – October 30)	138,622	$0.5546	138,622	2,983,250
November 2015 (November 2 – November 18)	69,538	$0.4559	69,538	3,038,471
TOTAL	208,160	$0.5181	208,160

In September 2015, we announced that our Board of Directors has approved a share repurchase program for up to 10% of our common shares outstanding during the twelve-month period ending September 29, 2016. Under this program, we repurchased 208,160 shares of our common stock, which were cancelled in January 2016.

Item 16F.            Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.           Corporate Governance

Not applicable.

Item 16H.            Mine Safety Disclosure

Not applicable.

PART III

Item 17.               Financial Statements

See "Item 18. Financial Statements."

Item 18.               Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.               Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Box Ships Inc., incorporated by reference to exhibit 1.1 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.2	Amended and Restated Bylaws of Box Ships Inc., incorporated by reference to exhibit 1.2 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Box Ships Inc., incorporated by reference to exhibit 1.3 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.4	Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 2 to Box Ships Inc.'s Report on Form 6-K, filed with the SEC on June 13, 2012.

1.5	Statement of Designation of the Rights, Preferences and Privileges of 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 1.5 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

2.1	Form of Common Stock Certificate, incorporated by reference to exhibit 4.1 to Box Ships Inc.'s Registration Statement on Form F-1 (File No. 333-173280), filed with the SEC on April 4, 2011.

2.2	Form of Warrant, incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Current Report on Form 6-K, filed with the SEC on April 11, 2014.

4.1	Administrative Services Agreement between Box Ships Inc. and Allseas Marine S.A., incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.2	Stockholders Rights Agreement between Box Ships Inc. and Computershare Trust Company N.A., incorporated by reference to exhibit 4.9 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.3	Box Ships Inc. 2011 Equity Incentive Plan, incorporated by reference to exhibit 4.10 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.4	Box Ships Inc. First Amended and Restated 2011 Equity Incentive Plan incorporated by reference to exhibit 4.22 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.5	Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to exhibit 4.11 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

92

4.6

Amended and Restated Purchase Option Agreement between Box Ships Inc. and Paragon Shipping Inc. dated November 15, 2013, incorporated by reference to exhibit 4.30 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.7	Loan Agreement by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee, dated May 6, 2011 relating to a loan facility of up to $100,000,000, incorporated by reference to exhibit 4.21 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.8	Guarantee, by and between Box Ships Inc., as Guarantor, and ABN AMRO Bank N.V., as Security Trustee, dated May 6, 2011, relating to a Loan Agreement by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee, dated May 6, 2011 relating to a loan facility of up to $100,000,000, incorporated by reference to exhibit 4.22 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.9	Amending and Restating Agreement, dated August 9, 2012, relating to a loan facility of (originally) up to $100,000,000, dated May 6, 2011, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and Box Ships Inc., as Corporate Guarantor, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Security Trustee and Swap Bank incorporated by reference to exhibit 4.36 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.10	Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000, incorporated by reference to exhibit 4.24 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.11	First Supplemental Letter, dated October 27, 2011, to the Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000, incorporated by reference to exhibit 4.25 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.12	Second Supplemental Letter, dated February 8, 2013, to the Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000. as amended by a first supplemental letter dated October 27, 2011 incorporated by reference to exhibit 4.40 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2012.

4.13	Guarantee, by and between Box Ships Inc., as Guarantor, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a Loan Agreement, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, relating to a secured term loan facility of up to $32,800,000, incorporated by reference to exhibit 4.26 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.14	Manning Agreement, dated May 17, 2011, between Allseas Marine S.A. and Crewcare Inc., incorporated by reference to exhibit 4.30 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.15	Manning Agreement, dated July 14, 2011, between Lawry Shipping Ltd. and Crewcare Inc., incorporated by reference to exhibit 4.31 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.16	Manning Agreement, dated April 20, 2011, between Amorita Development Inc. and Crewcare Inc., incorporated by reference to exhibit 4.32 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.17	Manning Agreement, dated April 19, 2011, between Efploias Shipping Co. and Crewcare Inc., incorporated by reference to exhibit 4.33 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.18	Manning Agreement, dated April 19, 2011, between Polyaristi Navigation Co. and Crewcare Inc., incorporated by reference to exhibit 4.34 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.19	Manning Agreement, dated May 11, 2011, between Tacita Oceanway Carrier Co. and Crewcare Inc., incorporated by reference to exhibit 4.35 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.20	Manning Agreement, dated May 11, 2011, between Alaqua Marine Limited and Crewcare Inc., incorporated by reference to exhibit 4.36 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.21	Manning Agreement, dated April 20, 2011, between Aral Sea Shipping S.A. and Crewcare Inc., incorporated by reference to exhibit 4.37 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.22	Lease agreement between Box Ships Inc. and Granitis Glyfada Real Estate Ltd., incorporated by reference to exhibit 4.38 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.23	Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee incorporated by reference to exhibit 4.57 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.24	Guarantee, dated June 27, 2012, between Box Ships Inc., as Guarantor, and ABN AMRO Bank N.V., as Security Trustee, relating to a Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee incorporated by reference to exhibit 4.58 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.25	Second Amending and Restating Agreement, dated August 9, 2013, relating to a loan facility of (originally) up to $100,000,000, dated May 6, 2011, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and Box Ships Inc., as Corporate Guarantor, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Security Trustee and Swap Bank, incorporated by reference to exhibit 4.65 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.26	Third Supplemental Letter, dated June 27, 2013, relating to a secured term loan facility of up to $32,800,000 by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, dated May 17, 2011, incorporated by reference to exhibit 4.66 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.27	Supplemental Agreement, dated August 9, 2013, relating to the Loan Agreement, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, and the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee, incorporated by reference to exhibit 4.70 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

4.28	Share Purchase Agreement with Neige International, dated April 10, 2014 incorporated by reference to exhibit 4.71 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 23, 2015.

4.29	Second Supplemental Agreement, dated November 25, 2014, relating to a loan facility in an amount of (originally) up to $25,000,000, dated June 27, 2012, by and among Rosetta Navigation Corp. Limited and Triton Shipping Limited, as joint and several Borrowers, Box Ships Inc., as Corporate Guarantor, the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Swap Bank and Security Trustee, incorporated by reference to exhibit 4.72 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 23, 2015.

4.30	Fourth Supplemental Letter, dated December 17, 2014, relating to a secured term loan facility of (originally) up to $32,800,000, dated May 17, 2011, by and between Aral Sea Shipping S.A., as Borrower, and UniCredit Bank AG, as Lender, incorporated by reference to exhibit 4.73 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 23, 2015.

4.31	Loan Agreement, dated November 11, 2014, by and between Box Ships Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of up to $31,650,000, incorporated by reference to exhibit 4.74 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 23, 2015.

4.32	First Supplemental Agreement, dated November 25, 2014, relating to a loan facility of (originally) up to $100,000,000, dated May 6, 2011, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several Borrowers, and Box Ships Inc., as Corporate Guarantor, Rosetta Navigation Corp. Limited and Triton Shipping Limited, as Collateral Owners, the banks and financial institutions listed therein, as Lenders, and ABN AMRO Bank N.V., as Agent, Underwriter, Security Trustee and Swap Bank, incorporated by reference to exhibit 4.74 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 23, 2015.

4.33	Second Supplemental Agreement relating to a facility of up to $25,000,000 between Rosetta Navigation Corp. Limited and Triton Shipping Limited as Borrowers and ABN dated, November 25, 2014.

4.34	Form of Amended and Restated Management Agreement, dated January 2, 2015, between Allseas Marine S.A. and the Company’s various subsidiaries.

4.35	Form of Brokerage Agreement, dated January 2, 2015, between Seacommercial Shipping Services S.A. and the Company’s various subsidiaries.

4.36	Amended and Restated Compensation Agreement, dated January 2, 2015, between Box Ships Inc. and Allseas Marine S.A.

4.37	Compensation Agreement, dated January 2, 2015, between Box Ships Inc. and Seacommercial Shipping Services S.A.

4.38	Amended and Restated Executive Services Agreement, dated May 19, 2015, between Box Ships Inc. and Allseas Marine S.A.

4.39	Amended and Restated Accounting Agreement, dated May 19, 2015, between Box Ships Inc. and Allseas Marine S.A.

4.40	Supplemental Agreement relating to a loan facility of up to $100,000,000 between Polyaristi Navigation, Efploias Shipping Co and Amorita Development as Borrowers and ABN, dated June 25, 2015.

4.41	Supplemental Agreement relating to a loan facility up to $25,000,000 between Rosetta Navigation Corp. Limited and Triton Shipping Limited as Borrowers and ABN, dated June 25, 2015.

4.42	Form of Securities Exchange Agreement, dated March 3, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on March 4, 2016.

4.43	Form of Securities Exchange Agreement, dated April 7, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 8, 2016.

4.44	Form of Convertible Note, dated April 7, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 8, 2016.

8.1	Subsidiaries of Box Ships Inc., incorporated by reference to exhibit 8.1 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on March 23, 2015.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm.

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and (v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

Dated: April 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Box Ships, Inc.

Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated balance sheets of Box Ships Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of income/ (loss) and comprehensive income/ (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Box Ships Inc. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s non-compliance with a financial covenant as of December 31, 2015, under its current loan agreements, as well as the uncertainty relating to the Company’s ability to meet its scheduled debt obligations within 2016, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A

Athens, Greece

April 27, 2016

BOX SHIPS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars, except for share data)

	Notes	December 31, 2014	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$6,565,607	$5,873,122
Restricted cash	3	7,990,000	7,990,000
Trade receivables, net		804,720	777,979
Prepaid expenses and other receivables		1,436,413	1,178,375
Due from related parties	4	3,427,398	3,322,946
Inventories		1,702,034	1,844,306
Interest rate swaps	3, 9	85,083	38,193
Total current assets		22,011,255	21,024,921

FIXED ASSETS:
Vessels, net	5	370,954,242	334,236,238
Other fixed assets, net	5	102,398	42,416
Total fixed assets		371,056,640	334,278,654

OTHER NON-CURRENT ASSETS:
Intangible assets, net	6	3,853,069	446,401
Other assets, net		918,241	490,929
Restricted cash		10,000	10,000

Total Assets		$397,849,205	$356,250,905

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable		$1,944,889	$1,313,768
Accrued expenses	7	2,282,624	2,127,536
Interest rate swaps	3, 9	82,123	42,479
Due to related parties	4	42,489	443,939
Deferred income		1,069,382	364,217
Current portion of long-term debt	3, 8	134,950,000	123,250,000
Dividends on preferred shares payable	10	515,437	515,437
Total current liabilities		140,886,944	128,057,376

LONG-TERM LIABILITIES:
Warrant liability	9	282,375	3,388
Total long-term liabilities		282,375	3,388

Total liabilities		141,169,319	128,060,764

COMMITMENTS AND CONTINGENCIES	18

STOCKHOLDERS' EQUITY:
Common stock, par value $0.01; 475,000,000 shares authorized; 31,130,715 and 31,488,715 shares issued and 31,130,715 and 31,280,555 shares outstanding at December 31, 2014 and 2015, respectively	10	311,307	314,887
Preferred stock, par value $0.01; 25,000,000 shares authorized, of which:	10
Series A Participating Preferred Stock: 1,000,000 designated, none issued and outstanding		-	-
Series B Preferred Shares: 2,500,000 designated, none issued and outstanding		-	-
Series B-1 Preferred Shares: 2,500,000 designated, none issued and outstanding		-	-
Series C Preferred Shares: 2,500,000 designated, 916,333 shares issued and outstanding at December 31, 2014 and 2015, respectively		9,163	9,163
Additional paid-in capital	10	250,109,765	250,269,469
Treasury stock	10	-	(113,667)
Accumulated other comprehensive income	9, 11	62,009	37,710
Retained earnings / (Accumulated deficit)		6,187,642	(22,327,421)
Total stockholders' equity		256,679,886	228,190,141

Total Liabilities and Stockholders' Equity		$397,849,205	$356,250,905

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Expressed in United States Dollars)

	Notes	2013	2014	2015
REVENUES:
Time charter revenues	6	$71,304,875	$51,178,586	$45,699,753
Commissions		(537,063)	(628,764)	(1,057,456)
Commissions – related party	4	(931,611)	(685,148)	(597,759)
Net Revenues		69,836,201	49,864,674	44,044,538

EXPENSES / (INCOME):
Voyage expenses		2,527,566	1,604,439	2,340,799
Vessels operating expenses	6, 13	16,843,279	16,936,183	15,646,896
Vessels operating expenses – related party	4, 13	1,151,948	1,334,173	901,909
Dry-docking expenses		969,136	2,218,675	2,389,679
Dry-docking expenses, related party	4	41,094	95,342	122,171
Management fees charged by a related party	4	2,782,926	2,829,632	2,375,054
Depreciation	5	15,135,897	15,135,897	15,135,897
General and administrative expenses	14	3,602,833	3,636,035	1,883,075
General and administrative expenses – related party	4, 14	3,673,111	3,596,354	3,340,006
Impairment loss	5	-	-	21,642,089
Other operating (income) / expenses	15	(522,781)	510,997	167,253
Total Expenses		46,205,009	47,897,727	65,944,828

Operating income / (loss)		23,631,192	1,966,947	(21,900,290)

OTHER INCOME / (EXPENSES):
Interest and finance costs		(7,795,224)	(7,040,208)	(5,455,226)
Interest and finance costs – related party	4	(504,326)	-	-
Interest income		4,159	696	282
(Loss) / gain on derivatives	9	-	(82,160)	17,053
Gain from debt extinguishment	8	-	6,435,000	-
Fair value change of warrants	9	-	1,274,100	278,987
Foreign currency (loss) / gain, net		(28,143)	69,140	90,443
Total other (expenses) / income, net		(8,323,534)	656,568	(5,068,461)

NET INCOME / (LOSS)		$15,307,658	$2,623,515	$(26,968,751)

Other Comprehensive Income / (Loss)
Gain / (loss) on cash flow hedges, net	11	567,746	146,159	(24,299)
Total Other Comprehensive Income / (Loss)		567,746	146,159	(24,299)

COMPREHENSIVE INCOME / (LOSS)		$15,875,404	$2,769,674	$(26,993,050)

Reconciliation of Net Income / (Loss) to Net Income / (Loss) available to common shareholders

Net Income / (Loss)		$15,307,658	$2,623,515	$(26,968,751)

Income allocated to preferred shares	16	(3,875,159)	(2,061,749)	(2,061,749)

Net Income / (Loss) available to common shareholders		$11,432,499	$561,766	$(29,030,500)

Earnings / (loss) per common share, basic	16	$0.47	$0.02	$(0.93)
Earnings / (loss) per common share, diluted	16	$0.46	$0.02	$(0.93)

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Expressed in United States Dollars, except for share data)

	Common Stock		Preferred Stock		Treasury Stock
	Number of shares	Par Value	Number of shares	Par Value	Number of shares	Par Value		Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total

BALANCE, January 1, 2013	20,926,715	$209,267	640,692	$6,407	-	$-	$-	$218,810,448	$(651,896)	$2,405,057	$220,779,283

Issuance of common shares, net of issuance costs	4,000,000	40,000	-	-	-	-	-	19,902,163	-	-	19,942,163
Issuance of preferred stock, net of issuance costs	-	-	916,333	9,163	-	-	-	20,491,838	-	-	20,501,001
Redemption of preferred stock	-	-	(640,692)	(6,407)	-	-	-	(17,584,032)	-	(2,062,788)	(19,653,227)
Share based compensation	365,000	3,650	-	-	-	-	-	2,063,038	-	-	2,066,688
Total comprehensive income	-	-	-	-	-	-	-	-	567,746	15,307,658	15,875,404
Dividends paid on common shares ($0.52 per share)	-	-	-	-	-	-	-	(4,767,892)	-	(8,211,680)	(12,979,572)
Dividends on preferred shares	-	-	-	-	-	-	-	-	-	(1,812,371)	(1,812,371)

BALANCE, December 31, 2013	25,291,715	$252,917	916,333	$9,163	-	$-	$-	$238,915,563	$(84,150)	$5,625,876	$244,719,369

Issuance of common shares, net of issuance costs	5,500,000	55,000	-	-	-	-	-	8,950,590	-	-	9,005,590
Share based compensation	340,000	3,400	-	-	-	-	-	2,243,602	-	-	2,247,002
Cancellation of non-vested shares	(1,000)	(10)	-	-	-	-	-	10	-	-	-
Total comprehensive income	-	-	-	-	-	-	-	-	146,159	2,623,515	2,769,674
Dividends on preferred shares	-	-	-	-	-	-	-	-	-	(2,061,749)	(2,061,749)

BALANCE, December 31, 2014	31,130,715	$311,307	916,333	$9,163		$-	$-	$250,109,765	$62,009	$6,187,642	$256,679,886

Share based compensation	380,000	3,800	-	-	-	-	-	674,921	-	-	678,721
Cancellation of non-vested shares	(22,000)	(220)	-	-	-	-	-	220	-	-	-
Treasury stock	-	-	-	-	(208,160)	(2,082)	(111,585)	-	-	-	(113,667)
Total comprehensive loss	-	-	-	-	-	-	-	-	(24,299)	(26,968,751)	(26,993,050)
Dividends on preferred shares	-	-	-	-	-	-	-	(515,437)	-	(1,546,312)	(2,061,749)

BALANCE, December 31, 2015	31,488,715	$314,887	916,333	$9,163	(208,160)	$(2,082)	$(111,585)	$250,269,469	$37,710	$(22,327,421)	$228,190,141

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Expressed in United States Dollars)

	2013	2014	2015
Cash Flows from Operating Activities:
Net income / (loss)	$15,307,658	$2,623,515	$(26,968,751)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	15,135,897	15,135,897	15,135,897
Impairment loss	-	-	21,642,089
Amortization of intangibles	6,403,384	5,801,664	3,406,668
Amortization of financing costs	639,520	767,298	427,312
Share-based compensation	2,066,688	2,247,002	678,721
Unrealized loss on derivatives	-	59,049	(17,053)
Fair value change of warrants	-	(1,274,100)	(278,987)
Gain from debt extinguishment	-	(6,435,000)	-
Changes in assets and liabilities:
Trade receivables, net	130,493	(447,263)	26,741
Prepaid expenses and other receivables	(657,660)	(290,464)	258,038
Due from related parties	927,980	(367,948)	104,452
Inventories	(786,648)	817,659	(142,272)
Other assets	(1,297)	-	-
Trade accounts payable	(1,118,602)	867,133	(600,439)
Accrued expenses	259,209	79,398	(155,088)
Due to related parties	4,432	2,223	401,450
Deferred income	(113,550)	236,318	(705,166)
Net Cash from Operating Activities	38,197,504	19,822,381	13,213,612

Cash Flows from Investing Activities:
Decrease in restricted cash	-	2,000,000	-
Net Cash from Investing Activities	-	2,000,000	-

Cash Flows from Financing Activities:
Repayment of long-term debt	(22,700,000)	(38,165,000)	(11,700,000)
Repayment of long-term loan from a related party	(14,000,000)	-	-
Payment of financing costs	(180,400)	(75,000)	(30,681)
Proceeds from the issuance of common shares and warrants	20,055,000	10,759,475	-
Proceeds from the issuance of preferred shares	20,972,472	-	-
Payment of other offering costs	(575,899)	(226,390)	-
Redemption of preferred shares	(19,653,227)	-	-
Repurchase of common shares	-	-	(113,667)
Dividends paid on common shares	(12,979,572)	-	-
Dividends paid on preferred shares	(1,765,440)	(2,061,749)	(2,061,749)
Net Cash used in Financing Activities	(30,827,066)	(29,768,664)	(13,906,097)

Net increase / (decrease) in cash and cash equivalents	7,370,438	(7,946,283)	(692,485)

Cash and cash equivalents at the beginning of the year	7,141,452	14,511,890	6,565,607

Cash and cash equivalents at the end of the year	$14,511,890	$6,565,607	$5,873,122

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$7,028,947	$5,820,588	$4,902,764

Non-cash Financing and Investing activities:
Dividends on preferred shares	$515,437	$515,437	$515,437
Non-cash financing activities (represent offering costs and financing fees)	$103,980	$80,681	$-

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

1.	Basis of Presentation and General Information

Box Ships Inc. ("Box Ships") was incorporated on May 19, 2010, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon"). Box Ships has a fiscal year end of December 31, and was formed to own and employ containerships. On April 19, 2011, Box Ships completed its initial public offering ("IPO") of its common stock on the New York Stock Exchange ("NYSE"). Since November 2015, its common and preferred stock stopped trading on NYSE and commenced trading on the OTCQX and Other OTC Markets under the symbols "TEUFF" and "TEUCF", respectively.

As of December 31, 2015, Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, beneficially owned approximately 13.1% of the Company's outstanding common stock and has the ability to exercise influence over the operations of Box Ships Inc. and its wholly-owned subsidiaries (collectively the "Company").

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the consolidated financial statements of Box Ships Inc. and its wholly-owned subsidiaries listed below.

i)	Vessel owning subsidiaries:

Vessel Owning Company	Vessel Acquisition Date	Vessel's Name	Built	TEU[4]
Polyaristi Navigation Co.[1]	April 29, 2011	Box Voyager	2010	3,426
Efploias Shipping Co. [1]	April 29, 2011	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. [1]	May 19, 2011	CMA CGM Kingfish	2007	5,095
Alaqua Marine Ltd. [1]	May 31, 2011	Box Marlin	2007	5,095
Aral Sea Shipping S.A. [1]	May 19, 2011	Box Queen	2006	4,546
Amorita Development Inc.[1]	May 9, 2011	Maule	2010	6,589
Lawry Shipping Ltd[2]	August 3, 2011	Box Emma	2004	5,060
Triton Shipping Limited[3]	June 25, 2012	Box Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited[3]	July 5, 2012	Box China	1996	5,344

ii)	Non-vessel owning subsidiary:

Ardal International Co.2

1 Incorporated in Liberia.

2 Incorporated in Marshall Islands.

3 Incorporated in Hong Kong.

4 TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

The Company is engaged in the transportation of containers worldwide through the ownership and operation of containership vessels. The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas"), a related party wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer.

The following charterers individually accounted for more than 10% of the Company's time charter revenue for the years ended December 31, 2013, 2014 and 2015:

	% of time charter revenue
Charterer	2013	2014	2015
Compania Sud Americana De Vapores S.A.	19%	25%	-
CMA CGM	22%	14%	29%
A.P. Moller - Maersk A/S	12%	-	-
Mediterranean Shipping Co. S.A.	14%	16%	11%
Orient Overseas Container Line Limited	26%	35%	17%
Hapag Lloyd	-	-	25%

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income / (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated.

(b)	Use of Estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include residual value of vessels, useful life of vessels, fair value of warrants and the fair value of derivative instruments. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the consolidated statement of comprehensive income / (loss). As of December 31, 2014 and 2015, the Company had no foreign currency derivative instruments.

(d)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements. Unless the total debt is presented as current, the minimum liquidity requirements per vessel with an obligation to retain such funds with a specific bank and pledged accounts which are not expected to be terminated within the next twelve months are classified as non-current assets, whereas the remaining portion of the minimum liquidity on a group level, and amounts held in retention accounts for short-term debt service purposes, are classified as current assets.

(f)	Trade Receivables, net: Trade receivables, net reflect receivables from time charters net of an allowance for doubtful accounts. At the balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. As of December 31, 2014 and 2015, the provision for doubtful accounts was $177,330 and $149,510, respectively.

(g)	Inventories: Inventories consist of lubricants and stores on board the vessels. Inventories may also consist of bunkers when vessels are unemployed or are operating in the spot market. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

(i)	Impairment of Long-Lived Assets: The Company reviews its long-lived assets "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

(j)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, estimated to be $300 per lightweight ton. Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard, including secondhand vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(k)	Dry-Docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

(l)	Above / Below Market Acquired Time Charters / Other Intangible Assets: When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, or in certain instances with attached manning agreements below prevailing market rates, the Company allocates the purchase price of the vessel and the attached time charter / manning agreement on a relative fair value basis.

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

(m)	Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding Debt – Modifications and Extinguishments. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. The unamortized financing costs are reflected in Other Assets in the consolidated balance sheets.

(n)	Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

(o)	Revenue and Expenses: Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

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

(s)	Earnings per Share (EPS): Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Dividends on cumulative perpetual preferred shares reduce the income available to common shareholders, even if not declared. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such dilutive securities are excluded when the effect would be anti-dilutive.

(t)	Dividends: The Company records dividends to common shareholders on the date the dividends are declared. Dividends on cumulative preferred shares are recorded on an accrual basis. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in capital.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

(u)	Recent Accounting Pronouncements:

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09 as amended by ASU No 2015-14 which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2015-14 states the following regarding application that should be considered as part of the disclosure requirements under SAB Topic 11M: An entity shall apply one of the following two methods: (i).retrospectively to each prior reporting period presented in accordance with the guidance on accounting changes in ASC  250-10-45-5 through 45-10 (retrospective method) or (ii) retrospectively with the cumulative effect recognized at the date of initial application (cumulative effect transition method). This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Going Concern: In August 2014, the FASB issued ASU No 2014-15 "Presentation of Financial Statements – Going Concern (Sub-Topic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern., which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

Debt issuance costs: In April 2015, the FASB issued ASU No 2015-03, Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30). This update amends the existing guidance to require that debt issuance costs be presented in the balance sheet as a deduction from the carrying amount of the related debt liability instead of as a deferred charge. The amendments are effective for annual periods ending after December 15, 2015, and interim periods within annual periods beginning after December 15, 2015. Early application is permitted. After its adoption in 2016, this change will result in a retrospective reclassification of $486,925 from Other Assets against the Current Portion of Long-term debt in the consolidated balance sheet as of December 31, 2015.

Inventories: In July 2015, the FASB issued ASU No 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company believes that the implementation of this update will not have any significant impact on its consolidated financial statements and has not elected the early adoption.

Leases: In February 2016, the FASB issued ASU No 2016-02, Leases. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

Principal versus Agent Considerations: In March 2016, the FASB issued ASU No 2016-08, Principal versus Agent considerations, which affect the guidance included in ASU No 2014-09, Revenue from Contracts with Customers. The new ASU does not change the core principle of the guidance but clarifies the implementation guidance on principal versus agent considerations. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU No 2014-09, as amended by ASU 2015-14. The Company believes that adoption of this new guidance will not have a significant impact on its consolidated financial statements.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies - Continued

Stock Compensation: In March 2016, the FASB issued ASU No 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

3.	Going Concern

As of December 31, 2015, the Company was in compliance with all of its debt covenants, as amended to give effect to waivers that were granted, with the exception of the Market Value Adjusted Net Worth, which constitutes an event of default. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of the Company's debt and may result in the lenders accelerating or demanding immediate repayment of such debt. In addition, non-compliance with covenants constitutes an event of default under the terms of the Company’s interest rate swap agreements. Accordingly, the long-term debt, the associated restricted cash and the long-term portion of the interest rate swap assets and liabilities were reclassified as current in the consolidated balance sheet. In addition, due to the continued deterioration in the time charter rates and the negative containership market outlook, the Company may not have enough available cash being generated from operations and cash on hand to be able to remain current with its obligations of paying principal and interest when they become due.

Management has commenced negotiations with its lenders subsequent to the balance sheet date, to amend or obtain permanent relaxation of loan covenants and to discuss possible liquidity solutions, which among others, include the deferral of installments due in 2016 and certain installments in 2017 and the sale of certain vessels, under circumstances, to apply the proceeds towards reducing the relevant long-term debt. The Company has received an indicative term sheet from one of the lenders, summarizing, among others, the above. Management believes that the negotiations will be successfully concluded and the Company's lenders will not demand payment of the loans before their scheduled maturity.

Accordingly, the consolidated financial statements as of December 31, 2015 were prepared assuming that the Company will continue as a going concern and do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, apart from the current classification of long-term debt, associated restricted cash and interest rate swap assets and liabilities.

4.	Transactions with Related Parties

(a)	Paragon Shipping Inc.: As of December 31, 2014, Paragon had 11.0% interest in Box Ships Inc. In addition, in 2011, Paragon granted the Company an unsecured loan. In March 2013, the Company agreed to amend the terms of the unsecured loan agreement with Paragon Shipping. In consideration for the amendment of the loan agreement, the Company agreed to pay an amendment fee of $65,000, included in Interest and finance costs – related party in the consolidated statements of comprehensive income / (loss). Interest charged on the loan during 2013 amounted to $439,326. The loan was fully repaid in 2013.

(b)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On June 1, 2011, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The term of the lease, which commenced in June 2011, was 1 year, and has been renewed annually. Rent expense under this lease for the years ended December 31, 2013, 2014 and 2015 amounted to $21,268, $24,924 and $20,709, respectively, and is included in General and administrative expenses – related party in the statements of comprehensive income / (loss). The remaining rental commitment, as of December 31, 2015, amounts to $8,460.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

(c)	Allseas Marine S.A:

A. Ship-Owning Companies Management Agreements: The Company outsources the technical and commercial management of its vessels to Allseas, pursuant to management agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Allseas. Effective January 2, 2015, the Company and Allseas mutually agreed to terminate a portion of the services provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial Shipping Services S.A., on substantially similar terms, as discussed further below. The management agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the management agreements may be terminated by either party for cause, as set forth in the management agreements, on at least 30 days advance written notice. The management agreements, as amended, provide for the following:

(i) Management Fees – A fixed monthly technical management fee, adjusted annually on June 1 in accordance with the official Eurozone inflation rate, of €643.77, €646.99 and €648.93 per vessel per day, (or $701, $704 and $706 per vessel, per day, respectively, using an exchange rate of $1.0887:€1.00, the $/€ exchange rate as of December 31, 2015, according to Bloomberg) was payable by the Company to Allseas during 2013, 2014 and 2015, respectively.

(ii) Pre-Delivery Services – A lump sum fee of $15,000 was payable to Allseas, for pre-delivery services provided, during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(iii) Superintendent Fees – A fee of €500 per day (or $544 per day using an exchange rate of $1.0887:€1.00, the $/€ exchange rate as of December 31, 2015, according to Bloomberg) was payable to Allseas for each day in excess of 5 days per calendar year for which a superintendent performed on-site inspection.

Each month, the Company makes an advance payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount advanced to Allseas over payments made by Allseas for the Company's operating expenses is included in Due from related parties in the consolidated balance sheets.

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

C. Executive Services Agreement: The Company entered into an executive services agreement with Allseas on April 19, 2011, pursuant to which Allseas provides the services of our executive officers, who report directly to our Board of Directors. Pursuant to the amended and restated Executive Services Agreement, dated May 19, 2015, the agreement shall remain in full force and effect unless terminated in accordance with the provisions of the agreement. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties. The Company’s obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by the Company for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by the Company without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its annual fee payable under the agreement through the Termination Date (as defined in the agreement); (ii) a compensation equal to three years annual executive services fee; and (iii) 3,000,000 fully vested shares of the Company’s common stock issued cash free on the date of termination. In addition, either party has the option to terminate the agreement within six months following a Change of Control (as defined in the agreement). Effective from January 1, 2013, the executive services fee amounted to $2,200,000 per annum, payable in twelve monthly instalments. The executive services fee shall be reviewed annually or occasionally by the Company's Board of Directors. For the years ended December 31, 2013, 2014 and 2015, the Company's Board of Directors granted an incentive compensation to Allseas for executive services amounting to $813,000, $739,560 and $543,150, respectively.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

D. Accounting Agreement: On September 12, 2012, the Company entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas provides financial, accounting and financial reporting services. Pursuant to the amended and restated accounting agreement, dated May 19, 2015, the agreement shall remain in full force and effect, unless terminated in accordance with the provisions of the agreement. The Company’s obligations under the agreement will immediately cease, and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by the Company for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by the Company without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its fee through the Termination Date (as defined in the agreement); and (ii) a compensation equal to three years annual financial accounting services fee and financial reporting fee. In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement). In connection with the provision of financial and accounting services under the agreement, Allseas is entitled to a financial and accounting services fee amounting to €250,000 per annum (or $272,175 per annum using an exchange rate of $1.0887:€1.00, the $/€ exchange rate as of December 31, 2015, according to Bloomberg), payable quarterly in arrears. In connection with the provision of the financial reporting services under the agreement, Allseas is entitled to a financial reporting fee of $30,000 per vessel per annum, payable quarterly in arrears. The financial and accounting services fee and the financial reporting fee shall be reviewed annually by the Company's Board of Directors.

E. Compensation Agreement: On September 12, 2012, as further amended and restated on January 2, 2015, the Company entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of its fleet without cause (including the termination by Allseas of the management agreements for cause), it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees, based on the fleet at the time of termination, and (ii) €3,000,000 (or $3,266,100 using an exchange rate of $1.0887:€1.00, the $/€ exchange rate as of December 31, 2015, according to Bloomberg).

The following amounts charged by Allseas are included in the consolidated statements of comprehensive income / (loss):

	2013	2014	2015
A - Charter hire commissions	$931,611	$685,148	$-
A - Management fees	$2,782,926	$2,829,632	$2,375,054
A – Superintendent fees (included in Vessels operating expenses – related party)	$943,977	$972,852	$479,463
A – Superintendent fees (included in Dry-docking expenses – related party)	$41,094	$95,342	$122,171
B – Administrative fees (included in General and administrative expenses – related party)	$36,181	$35,520	$30,985
C – Executive services fees (included in General and administrative expenses – related party)	$3,013,000	$2,939,560	$2,743,150
D – Financial, accounting and financial reporting services fee (included in General and administrative expenses – related party)	$602,662	$596,350	$545,162

As of December 31, 2014 and 2015, the amounts due from Allseas were $3,427,398 and $3,322,946, respectively.

(d)	Seacommercial Shipping Services S.A. ("Seacommercial" or "Broker"): On January 2, 2015, the Company entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause, as set forth in the agreements, on at least 30 days advance written notice. The agreements provide for the following:

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

Charter hire commissions charged by Seacommercial for the year ended December 31, 2015 amounted to $597,759 and are separately reflected in Commissions – related party in the consolidated statements of comprehensive income / (loss). As of December 31, 2015, the amount due to Seacommercial was $46,402 and is included in Due to related parties in the consolidated balance sheet.

(e)	Crewcare Inc.:

A. Manning Agency Agreements: Each ship-owning company has a manning agency agreement with Crewcare Inc. ("Crewcare"), a company beneficially owned by the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, based in Manila, Philippines. Manning services are being provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, and $120 per seaman one-time recruitment fee. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred for the years ended December 31, 2013, 2014 and 2015, amounted to $192,971, $196,321 and $252,446, respectively, and are included in Vessels operating expenses – related party in the consolidated statements of comprehensive income / (loss). As of December 31, 2014 and 2015, the amounts due to Crewcare Inc. were $42,489 and $397,537, respectively, and are included in Due to related parties in the consolidated balance sheets.

B. Cadetship Program Agreements: Each ship-owning company has a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for his one year training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement, unless, at least 30 days advance notice of termination is given by either party. The expenses incurred for the years ended December 31, 2013, 2014 and 2015, amounted to $15,000, $165,000 and $170,000, and are included in Vessels operating expenses – related party in the consolidated statements of comprehensive income / (loss).

(f)	Proplous Navigation S.A. ("Proplous"): On April 19, 2011, the Company entered into a Memorandum of Agreement with Proplous, a company owned by the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer for the acquisition of Box Marlin. Certain costs of $34,458 were paid by the Company and were refunded by Proplous in 2014.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

5.	Vessels, Net and Other Fixed Assets, Net

The amounts shown in the consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2014	$424,105,871	$(38,075,714)	$386,030,157
Depreciation	-	(15,075,915)	(15,075,915)
Balance, December 31, 2014	$424,105,871	$(53,151,629)	$370,954,242
Depreciation	-	(15,075,915)	(15,075,915)
Impairment loss	(30,879,525)	9,237,436	(21,642,089)
Balance, December 31, 2015	$393,226,346	$(58,990,108)	$334,236,238

All the Company's vessels are first-priority mortgaged as collateral to secure the bank loans discussed in Note 8.

Due to the continued decline in world trade and prevailing weak conditions in the containership charter market, especially during the last two quarters of 2015, the Company assessed the carrying amount in connection with the estimated recoverable amount for each of its vessels. Based on this assessment, the carrying amounts of two of the Company’s older vessels, the Box Hong Kong and the Box China, were assessed not to be recoverable. The Company used a probability weighted approach to estimate the future undiscounted net operating cash flows, assigning probabilities for both selling or keeping these vessels, in order to capture the continued deterioration in the time charter rates and negative market outlook after the expiration of their existing time charter contracts. As a result, an impairment loss relating to these two older vessels amounting to $21,642,089 has been recognized and is separately reflected in the consolidated statements of comprehensive income / (loss). The Company has not committed to any plan to dispose any of these vessels prior to the end of their estimated useful lives.

As of December 31, 2014 and 2015, the cost of other fixed assets amounted to $299,922 and the accumulated depreciation amounted to $197,524 and $257,506, respectively, and consists of computer systems installed on board the vessels to improve their efficiency. Other fixed assets are stated at cost less accumulated depreciation. Depreciation for other fixed assets is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years. Depreciation charged for each of the years ended December 31, 2013, 2014 and 2015 amounted to $59,982.

6.	Above / Below Market Acquired Time Charters / Other Intangible Assets

The Company acquired five vessels with attached time charter contracts having rates, which were above the market rates, while another two vessels were acquired with attached time charter contracts having rates which were below the market rates. The above and below market acquired time charters recorded on acquisition amounted to $22,149,258 and $4,020,335, respectively and are amortized / accreted over the remaining period of the time charters as a reduction or addition, respectively, to time charter revenues. Such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $6,714,569 and $1,367,523, for the year ended December 31, 2013, $5,198,574 and $453,248, for the year ended December 31, 2014, and $2,886,080 and $0, for the year ended December 31, 2015, respectively.

The carrying value of the above market acquired time charters amounting to $446,401 as of December 31, 2015 will be fully amortized in 2016. The carrying value of the below market acquired time charters was fully amortized in 2014.

In addition, in relation to the acquisition of Box Hong Kong and Box China, the Company recorded other intangible assets of $3,169,014, relating to the attached manning agreements at below market rates. Such amortization for the years ended December 31, 2013, 2014 and 2015 amounted to $1,056,338, $1,056,338 and $520,588, respectively. Other intangible assets were amortized over the three-year time charter period as an addition, to crew costs, which are included in Vessels Operating Expenses in the consolidated statements of comprehensive income / (loss).

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

7.	Accrued Expenses

	December 31,
	2014	2015
Accrued loan and swap interest	$980,838	$665,707
Accrued vessel voyage and operating expenses	901,402	1,135,747
Accrued professional fees	270,559	226,963
Accrued finance expenses	50,000	50,000
Other sundry liabilities and accruals	79,825	49,119
Total	$2,282,624	$2,127,536

8.	Long-term Debt

The table below presents the loans outstanding as of December 31, 2014 and 2015:

	December 31,
	2014	2015
Secured bank debt:
(a) ABN AMRO Bank N.V.	$73,050,000	$65,350,000
(b) Unicredit Bank AG	16,500,000	16,500,000
(c) Credit Suisse AG	31,650,000	31,650,000
(d) ABN AMRO Bank N.V.	13,750,000	9,750,000
Total	$134,950,000	$123,250,000

Presented as follows:
Current portion of long-term debt	$134,950,000	$123,250,000
Long-term debt	-	-
Total	$134,950,000	$123,250,000

The minimum annual principal payments, in accordance with the loan agreements, required to be made after December 31, 2015, without taking into consideration the re-classification of total outstanding debt within current liabilities discussed in Note 3 above, are as follows:

During the year ending December 31,:
2016	$13,740,000
2017	109,510,000
Total	$123,250,000

(a)	ABN AMRO Bank N.V.: On May 6, 2011, the Company entered into a loan agreement for $100,000,000 to partially refinance the acquisition of Box Voyager and Box Trader and to partially finance the acquisition of Maule. The loan is payable in twenty four consecutive quarterly instalments of $1,925,000, commencing in August 2011, plus a balloon payment of $53,800,000 payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 3%. On August 9, 2012, the Company entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% to HSH Nordbank AG and 32% to ITF International Transport Finance Suisse AG. In consideration for the amendment of the loan agreement, discussed below, the margin during the waiver periods was increased to 3.35%.

(b)	Unicredit Bank AG: On May 17, 2011, the Company entered into a loan agreement for $30,000,000 to partially finance the acquisition of Box Queen. The loan was originally payable in twenty four consecutive quarterly instalments of $750,000, commencing in August 2011, plus a balloon payment of $12,000,000 payable together with the last instalment. On December 17, 2014, the Company entered into a supplemental loan agreement to amend the financial covenants, the terms of loan repayment and the corporate undertakings. In December 2014, the Company prepaid an amount of $3,000,000, which has been applied against the instalments falling due in 2015, and the outstanding balance as of December 31, 2014 is payable in six quarterly instalments of $750,000, commencing in February 2016, plus a balloon payment of $12,000,000 payable together with the last instalment (Note 19). The Company may defer the payment of no more than four of the instalments falling due in 2016, subject to a 10 days written notice and no Event of Default. The deferred instalments, if any, will be repaid together with the balloon payment. The loan bears interest at LIBOR plus a margin of 3%.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

8.	Long-term Debt – Continued

(c)	Credit Suisse AG: On July 12, 2011 and July 18, 2011, the Company entered into two loan agreements for $22,000,000, each, to partially refinance the acquisition of CMA CGM Kingfish and Box Marlin. Each loan was originally payable in twenty four consecutive quarterly instalments of $475,000, commencing in August 2011, plus a balloon payment of $10,600,000 payable together with the last instalment. Each loan bore interest at LIBOR plus a margin of 3%. On November 11, 2014, the Company entered into a loan agreement for $31,650,000, to refinance in full the then outstanding indebtedness under both loans. The loan is secured by first priority mortgage on CMA CGM Kingfish, Box Marlin and Box Emma and is payable in one instalment of $850,000, commencing in May 2016, four consecutive quarterly instalments of $1,345,000, plus a balloon payment of $25,420,000 payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 3%.

(d)	ABN AMRO Bank N.V.: On June 27, 2012, the Company entered into a loan agreement for $25,000,000 to partially refinance the acquisition of Box Hong Kong and Box China. The loan was originally payable in twelve consecutive quarterly instalments of $1,250,000, commencing in October 2012, plus a balloon payment of $10,000,000 payable together with the last instalment. On June 25, 2015, the Company entered into a supplemental agreement to amend the financial covenants (as discussed further below) and the terms of the loan repayment. The then outstanding balance of $11,250,000 is scheduled to be repaid in one instalment of $1,250,000, paid in July 2015, followed by eight equal consecutive quarterly instalments of $250,000, plus a balloon payment of $8,000,000 payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 3.75%.

Debt Securities: All loans are secured by first priority mortgages on the vessels discussed above and first assignments of all freights, earnings and insurances. The loan agreements also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's prior consent before changes are made to the flag, class or management of the vessels, or enter into a new line of business. The loan agreements also require that Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of the common stock of the Company. The loans include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents, and prohibit the Company from paying dividends if the Company is in default on its loans and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant, except in the cases discussed below. In addition, all secured loan agreements contain minimum asset cover ratios ranging between 120% and 140%, except in the case of the waiver periods, discussed below; according to the provisions of each individual loan agreement with the relevant bank.

Debt Covenants: The secured loan agreements also contain also the following financial covenants, calculated on a consolidated basis, determined according to the provisions of each individual loan agreement with the relevant bank:

•	The ratio of EBITDA to Net Interest Expense shall not be less than 2.5:1;
•	The ratio of Total Debt or Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.65:1;
•	The Market Value Adjusted Net Worth shall not be less than $100,000,000;
•	Liquid Assets shall exceed the higher of $750,000 per Fleet vessel or $8,000,000.

During the fourth quarter of 2014 and second quarter of 2015, the Company entered into new or supplemental agreements with its lenders and agreed to certain amendments in the financial covenants included in the loan agreements, as described below:

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

8.	Long-term Debt – Continued

(a)	$100,000,000 senior secured loan agreement with ABN AMRO Bank

For the waiver period commencing on June 30, 2015 and ending on June 29, 2016, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio shall be 120% during the waiver period and 140% thereafter;

(ii)	The Market Value Adjusted Net Worth shall not be less than $60,000,000 during the waiver period and $100,000,000 thereafter; and

(iii)	The ratio of Total Debt to Market Value Adjusted Total Assets shall be less than 0.80:1 during the waiver period and less than 0.65:1 thereafter.

The Company, during the waiver period may declare and pay quarterly dividends or make any other form of distribution at a maximum amount of $0.05 per common share outstanding.

(b)	$30,000,000 secured loan agreement with Unicredit Bank

For the waiver period commencing on January 1, 2014 and ending on June 30, 2015 or thereafter, subject to the following provisions, the Company agreed to the following amendments in the asset cover ratio and certain financial covenants, calculated on a consolidated basis:

(i)	The minimum asset cover ratio during the waiver period is waived and as long as there are waivers in place or favorable to the Company amendments with the other lenders in relation to the asset cover ratio, it will be considered waived until the earliest date of such waiver or amendment, otherwise the minimum asset cover ratio shall be 120%;

(ii)	Liquid Assets during the waiver period should be the higher of (A) $500,000 per vessel and (B) $5,000,000, provided that equivalent provisions in other loan agreements are not higher, on which case such higher provisions would apply and for the period commencing on July 1, 2015, Liquid Assets should be the higher of (A) $750,000 per vessel and (B) $8,000,000, unless equivalent provisions in other loan agreements are lower, on which case, Liquid Assets should be the higher of (A) the higher of $500,000 per vessel and the amount agreed with the other lenders on a per vessel basis and (B) the higher of $5,000,000 and the amount agreed with the other lenders on an aggregate basis; and

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

(ii)	The ratio of Total Liabilities to Market Value Adjusted Total Assets shall be less than 0.80:1; and

(iii)	The minimum security cover shall be 130%.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

8.	Long-term Debt – Continued

The ratios of EBITDA to net interest expense, Market Value Adjusted Net Worth and the ratio of Total Debt to EBITDA, contained in the original loan agreements, were removed.

(d)	$25,000,000 secured loan agreement with ABN AMRO Bank

For the waiver period commencing on June 30, 2015 and ending on June 29, 2016, the Company agreed to the following amendments in certain financial covenants, calculated on a consolidated basis:

(i)	The Market Value Adjusted Net Worth shall not be less than $60,000,000 during the waiver period and $100,000,000 thereafter; and

(ii)	The ratio of Total Debt to Market Value Adjusted Total Assets shall be less than 0.80:1 during the waiver period and less than 0.65:1 thereafter.

The Company, during the waiver period may declare and pay quarterly dividends or make any other form of distribution at a maximum amount of $0.05 per common share outstanding.

(e)	$30,250,000 secured loan agreement with Commerzbank

On July 29, 2011, the Company entered into a loan agreement for $30,250,000 with Commerzbank, to partially finance the acquisition of Box Emma. On July 22, 2014, the outstanding amount of the loan was $21,450,000 and the Company agreed with the bank to the payment of $15,015,000 plus accrued interest, in full and final settlement of the loan. The gain from this transaction of $6,435,000 is separately reflected in the consolidated statements of comprehensive income / (loss).

The weighted average interest rates for the years ended December 31, 2013, 2014 and 2015 were 3.34%, 3.50% and 3.55%, respectively.

As of December 31, 2015, the Company was in compliance with all of its debt covenants, or had obtained waivers, with the exception of the Market Value Adjusted Net Worth. In addition, in 2016, the waivers expire and given the current vessel values, it is probable that the Company will not be in compliance with the minimum asset cover ratios, the ratio of Total Liabilities to Market Value Adjusted Total Assets and the Market Value Adjusted Net Worth. As a result of the cross default provisions included in the loan agreements, actual breaches of covenants could result in defaults under all of the Company's debt and the acceleration of such debt by the lenders. Thus, as of December 31, 2015, as discussed in Note 3, the Company has classified its long-term debt as current, along with the associated restricted cash and interest rate swap assets and liabilities. The Company believes it will successfully conclude obtaining waivers for the current covenant breach or amend several of its loan covenants or obtain permanent relaxation of covenants.

9.	Fair Value Disclosures

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

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

9.	Fair Value Disclosures - Continued

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

The carrying values of cash and cash equivalents, restricted cash, trade accounts receivable, net, prepaid expenses and other receivables, due from related parties, trade accounts payable, accrued expenses and amounts due to related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of bank debt approximates the recorded value, due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy. The interest rate swaps and the warrant liability, discussed below, are stated at fair value. The fair value of the interest rate swaps is based on a discounted cash flow analysis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Interest rate swap agreements

The Company entered into the following interest rate swap agreements in order to hedge its variable interest rate exposure:

	Counterparty	Trade Date	Effective Date	Termination Date	Notional Amount December 31, 2015	Fixed Rate	Floating Rate
1.	Unicredit Bank	March 20, 2012	May 18, 2012	May 18, 2017	$3,300,000	1.48%	3-month USD LIBOR
2.	Credit Suisse AG	April 19, 2012	May 30, 2012	May 30, 2017	$3,362,500	1.20%	3-month USD LIBOR
3.	Credit Suisse AG	June 1, 2012	May 30, 2012	May 30, 2017	$3,362,500	1.0375%	3-month USD LIBOR
4.	Credit Suisse AG	July 4, 2012	August 30, 2012	May 30, 2017	$3,443,200	0.995%	3-month USD LIBOR
5.	Unicredit Bank	July 5, 2012	August 17, 2012	May 18, 2017	$4,950,000	0.98%	3-month USD LIBOR
6.	Credit Suisse AG	July 10, 2012	August 30, 2012	May 30, 2017	$3,443,200	0.935%	3-month USD LIBOR
7.	ABN AMRO	September 28, 2012	November 6, 2012	May 6, 2017	$8,495,500	0.74%	3-month USD LIBOR
8.	HSH Nordbank	September 28, 2012	November 6, 2012	May 6, 2017	$8,495,500	0.76%	3-month USD LIBOR
					$38,852,400

The notional amounts of the interest rate swap agreements are equally reduced on a quarterly basis until their expiration.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

9.	Fair Value Disclosures – Continued

During 2014 and following the completion of the new or supplemental loan agreements discussed in Note 8, the interest rate swaps with Credit Suisse and Unicredit Bank no longer qualified for hedge accounting. The remaining interest rate swaps qualified for hedge accounting as of December 31, 2014 and 2015. The Company adjusts its interest rate swap contracts to fair value at the end of every period and records the resulting unrealized gains or losses during the period in Other Comprehensive Income / (Loss) in the Consolidated Statement of Stockholders' Equity, for the interest rate swaps that qualify for hedge accounting, while for the remaining interest rate swaps unrealized gains or losses are recognized in the Consolidated Statement of Comprehensive Income / (Loss). As of December 31, 2015, the Company was in compliance with all of its debt covenants, or had obtained waivers, with the exception of the Market Value Adjusted Net Worth. In addition, the Company believes it is probable that it will not be in compliance with certain covenants under its loan agreements at measurement dates within the next twelve months from the date of financial statements. If such a default occurs, the Company will also be in default under its interest rate swap agreements. Accordingly, as of December 31, 2015, the interest rate swaps were classified as current.

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

As of December 31, 2014 and 2015, the Company had 5,647,500 warrants outstanding that are exercisable into 2,259,000 common shares. Under certain circumstances that are not solely within the control of the Company, the Company may be required to settle these warrants by delivering cash to the holder and hence based on the guidance contained in ASC 815 "Derivatives and Hedging", management has classified these warrants as a derivative liability and has recorded the liability at fair value. There was no warrant activity during the period from April 15, 2014 to December 31, 2015.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the Consolidated Statement of Stockholders' Equity or Consolidated Statement of Comprehensive Income / (Loss) are shown below:

Derivative Instruments designated as hedging instruments

		December 31,
		2014	2015
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$18,938	$-
Interest rate swaps	Current assets – Interest rate swaps	(80,947)	(37,710)
Total derivatives		$(62,009)	$(37,710)

Derivative Instruments not designated as hedging instruments

		December 31,
		2014	2015
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$63,185	$42,479
Interest rate swaps	Current assets – Interest rate swaps	(4,136)	(483)
Warrant liability	Long-term liabilities – Warrant liability	282,375	3,388
Total derivatives		$341,424	$45,384

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

9.	Fair Value Disclosures – Continued

The following table presents the impact of derivative instruments and their location within the Consolidated Statements of Comprehensive Income / (Loss):

Derivative Instruments designated as hedging instruments

		Year Ended December 31,
	Location of Gain/(Loss) Recognized	2013	2014	2015
Interest rate swaps	Interest and finance costs	$(424,533)	$(374,843)	$(105,058)

Derivative Instruments not designated as hedging instruments

		Year Ended December 31,
	Location of Gain/(Loss) Recognized	2013	2014	2015
Interest rate swaps	(Loss) / gain on derivatives	$-	$(82,160)	$17,053
Warrant liability	Fair value change of warrants	-	1,274,100	278,987
		$-	$1,191,940	$296,040

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

The Company uses the Cox-Rubinstein Trinomial methodology to measure the warrant liability. The assumptions used to calculate the fair value of the warrants on April 15, 2014, December 31, 2014 and December 31, 2015, were as follows:

a.	Underlying stock price of $2.38, $0.86 and $0.16 being the closing share prices on April 9, 2014, December 31, 2014, and December 31, 2015, respectively
b.	Exercise price of $2.65 based upon agreement
c.	Volatility of 54.05%, 54.84% and 62.43% on April 9, 2014, December 31, 2014 and December 31, 2015, respectively based on the Company's share price performance
d.	Time to expiration based upon the contractual life or expected term if applicable
e.	Short-term (risk-free) interest rate based on the treasury securities with a similar expected term
f.	No dividend distributions

The Company considers the warrant liability to be Level 3 because the share price volatility and the expected life of the contract are neither directly nor indirectly observable. At December 31, 2014 and 2015, a 10% increase in the share price volatility would increase the warrant liability by approximately 12% and 100%, respectively, while a 10% decrease in the share price volatility would decrease the warrant liability by approximately 20% and 67%, respectively. A 10% decrease in the expected life of the contract would decrease the warrant liability by approximately 12% and 33% at December 31, 2014 and 2015, respectively. The Company did not perform a sensitivity analysis for an increase in the expected life of the contract, since the fair value was determined assuming the warrants are held until expiration.

The following table sets forth a summary of changes in fair value of the Company's Level 3 fair value measurements for the years ended December 31, 2014 and 2015:

Beginning balance	$-
Issuances	1,556,475
Fair value change of warrants, included in earnings	(1,274,100)
Balance, December 31, 2014	$282,375
Fair value change of warrants, included in earnings	(278,987)
Balance, December 31, 2015	$3,388

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

9.	Fair Value Disclosures – Continued

Assets Measured at Fair Value on a Non-recurring Basis

As of December 31, 2015, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. Mainly due to the poor performance of the containership charter market in the last two quarters of 2015, the review indicated that such carrying amount was not recoverable for the older of the Company’s vessels; the Box Hong Kong and Box China.

Details of the impairment charge for each vessel are presented in the table below.

Vessel	Significant Other Observable Inputs (Level 2)	Loss
Box Hong Kong	$9,125,000	$10,768,573
Box China	$9,375,000	$10,873,516
TOTAL	$18,500,000	$21,642,089

The fair value is based on the Company’s best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of two independent shipbrokers as of December 31, 2015, which are mainly based on recent sales and purchase transactions of similar vessels.

The Company recognized an impairment loss of $21,642,089, which is separately reflected in the Consolidated Statements of Comprehensive Income / (Loss).

The Company did not have any other assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2013, 2014 and 2015. As of December 31, 2014 and 2015, no fair value measurements for assets or liabilities under Level 1 were recognized in the Company's Consolidated Balance Sheets, except for cash and cash equivalents and restricted cash.

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

On April 15, 2014, the Company completed the public offering of 5,000,000 Units, as discussed in note 9 above. In a concurrent private placement, Neige International Inc. ("Neige International"), a Company controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, purchased directly from the Company 500,000 Units at the public offering price. The proceeds from the offering and the concurrent private placement of the Units, after underwriting discounts and commissions were $10,753,000, including $1,550,000 allocated to the warrant liability. Other offering expenses amounted to $197,410.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

10.	Capital Structure – Continued

Each holder of common shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common shares are entitled to share equally in any dividends that the Company's Board of Directors may declare from time to time, out of funds legally available for dividends. Upon dissolution, liquidation or winding-up, the holders of common shares will be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Holders of common shares do not have conversion, redemption or pre-emptive rights.

On May 12, 2014, the Company's Board of Directors authorized a share buyback program of up to $5,000,000 for a period of twelve months. No shares were repurchased by the Company during this period.

During 2013, 2014 and 2015, 365,000, 340,000 and 380,000 common shares, respectively, were issued under the Company's equity incentive plan (Note 12). During 2014 and 2015, 1,000 and 22,000 non-vested shares, respectively, were cancelled.

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

On July 29, 2013, October 9, 2013 and November 13, 2013, the Company completed the public offering of 558,333, 340,000 and 18,000 shares, respectively of its 9.00% Series C Preferred Shares at a public offering price of $24.00 per share, which resulted in net proceeds of $20,972,472 in aggregate, net of underwriting discounts and commissions. Neige International purchased $4,999,992 of the Series C Preferred Shares, or 208,333 shares, sold in the offering at the public offering price. The net proceeds from the offering along with a portion of the Company's cash reserves were used to redeem and retire all of the then outstanding Series B-1 Preferred Shares (issued on July 18, 2012) plus accrued and unpaid dividends. The Series C Preferred Shares are trading on the Other OTC Market under the symbol "TEUCF".

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

The Company during 2013 paid to Neige International, the only holder of the Company's Series B-1 Preferred Shares, dividends of $1,545,596. In addition, during 2013, 2014 and 2015, the Company paid to holders of the Series C Preferred Shares, dividends of $219,844, $2,061,749 and $2,061,749, respectively, and declared and accrued dividends of $515,437, $515,437, and $515,437, which were paid on January 2, 2014, January 2, 2015 and January 4, 2016, respectively.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

10.	Capital Structure – Continued

(c)	Warrants:

The 500,000 warrants issued in April 2014 and purchased directly by Neige International in the concurrent private placement discussed above, have an exercise price of $2.65 per share, are exercisable immediately upon issuance, and will expire on April 10, 2019. In addition, the Company has the right, commencing one year after issuance of the warrants, to call all of the outstanding warrants for redemption at a price of $0.01 for each warrant and upon not less than 30 days prior written notice of redemption to each warrant holder, subject to certain conditions, including that the reported last sale price of the Company's common shares is at least $5.00 for any 20 trading days within a 30 consecutive trading day period ending on the third business day, prior to the notice of redemption to warrant holders.

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

(d)	Treasury Stock:

In September 2015, the Company’s Board of Directors approved a share repurchase program for up to 10% of the Company’s common shares outstanding during the twelve-month period ending on September 29, 2016 in open market transactions at prevailing market rates. Under the share repurchase program, during the fourth quarter of 2015, the Company repurchased 208,160 shares of its common stock for a total consideration of $113,667, which were cancelled in January 2016.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

11.	Accumulated Other Comprehensive Income / (Loss)

The components of AOCI included in the Consolidated Balance Sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Changes in AOCI by Component

Unrealized Gain / (Loss) on cash flow hedges
AOCI — Balance, January 1, 2013	$(651,896)

OCI before reclassifications	992,279
Amounts reclassified from AOCI	(424,533)
Net current-period OCI	567,746

AOCI — Balance, December 31, 2013	$(84,150)

OCI before reclassifications	521,002
Amounts reclassified from AOCI	(374,843)
Net current-period OCI	146,159

AOCI — Balance, December 31, 2014	$62,009

OCI before reclassifications	80,759
Amounts reclassified from AOCI	(105,058)
Net current-period OCI	(24,299)

AOCI — Balance, December 31, 2015	$37,710

Reclassifications out of AOCI

Details about AOCI Components	Amount Reclassified from AOCI	Affected Line Item in the Statement Where Net Income is Presented
Gains and losses on cash flow hedges
Interest rate contracts	$424,533	Interest and finance costs
Total reclassifications for 2013	$424,533

Interest rate contracts	$374,843	Interest and finance costs
Total reclassifications for 2014	$374,843

Interest rate contracts	$105,058	Interest and finance costs
Total reclassifications for 2015	$105,058

12.	Share Based Compensation

Equity incentive plan

On April 19, 2011, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive awards in the form of (a) stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units and (e) unrestricted stock. A total of 2,000,000 shares, as amended in February 2013, were reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors is able to grant options exercisable at a price per common share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. As of December 31, 2015, there were 297,000 shares of common stock available for issuance under the equity incentive plan.

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

The details of the non-vested share awards granted are outlined as follows:

	Grant date	Final vesting date	Total shares granted	Grant Date Fair Value
A.	April 19, 2011	April 19, 2014	100,000	$11.050
B.	July 14, 2011	April 19, 2014	8,000	$10.735
C.	December 5, 2011	December 31, 2014	209,000	$10.230
D.	January 2, 2012	December 31, 2014	8,000	$8.660
E.	February 3, 2012	December 31, 2014	1,000	$8.275
F.	November 14, 2012	December 31, 2014	315,000	$5.345
G.	February 4, 2013	December 31, 2014	34,000	$6.110
H.	November 22, 2013	December 31, 2015	315,000	$3.175
I.	December 19, 2013	December 31, 2015	16,000	$2.910
J.	November 10, 2014	December 31, 2016	340,000	$0.910
K.	February 26, 2015	December 31, 2016	70,000	$0.845
L.	March 17, 2015	December 31, 2016	30,000	$0.835
M.	December 15, 2015	December 31, 2017	280,000	$0.185

A summary of the activity for non-vested share awards for the year ended December 31, 2015, is as follows:

	Number of shares	Weighted Average Fair Value
Non-vested, January 1, 2015	505,500	$2.326
Granted	380,000	0.592
Cancelled	(22,000)	0.845
Vested	(374,500)	2.566
Non-vested, December 31, 2015	489,000	$0.744

The non-vested share awards under K and L above, vest ratably in annual instalments over a two-year period commencing on December 31, 2015 and ending on December 31, 2016. The non-vested share awards under M above, vest ratably in annual instalments over a two-year period commencing on December 31, 2016 and ending on December 31, 2017. The remaining unrecognized compensation cost amounting to $225,515 as of December 31, 2015, is expected to be recognized over the remaining period of 1.2 years, according to the contractual terms of those non-vested share awards.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

12.	Share Based Compensation – Continued

The total fair value on the vesting date of shares that vested under the equity incentive plan during the years ended December 31, 2013, 2014 and 2015, was $980,083, $423,316 and $61,793, respectively.

Share based compensation for the years ended December 31, 2013, 2014 and 2015, amounted to $2,066,688, $2,247,002 and $678,721, respectively, and is included in general and administrative expenses in the Consolidated Statements of Comprehensive Income / (Loss).

13.	Vessel Operating Expenses

Vessel operating expenses, including related party amounts, are comprised as follows:

	2013	2014	2015
Crew wages and related costs	$8,422,650	$8,566,126	$8,572,724
Insurance	1,936,475	1,643,196	1,399,727
Repairs and maintenance	761,048	1,056,599	705,225
Spares and consumable stores	6,055,239	5,867,906	5,011,717
Tonnage taxes	220,217	232,517	290,477
Miscellaneous expenses	599,598	904,012	568,935
Total	$17,995,227	$18,270,356	$16,548,805

14.	General and Administrative Expenses

General and administrative expenses, including related party amounts, are comprised as follows:

	2013	2014	2015
Share based compensation	$2,066,688	$2,247,002	$678,721
Executive services	3,013,000	2,939,560	2,743,150
Non-executive directors' remuneration	176,559	210,637	211,031
Office rent	21,268	24,924	20,709
Travel expenses	95,778	61,114	47,132
Personnel and other expenses	50,302	89,031	46,284
Professional services	1,358,530	1,227,830	1,114,104
Directors and officers insurance	92,951	84,405	69,011
Stock market annual fees	126,191	123,216	128,438
Other expenses	274,677	224,670	164,501
Total	$7,275,944	$7,232,389	$5,223,081

15.	Other operating (income) / expenses

Other operating expenses in 2015 relate to special solidarity contribution to the Greek economy. Other operating expenses in 2014 include: (a) in October 2014, the Box Hong Kong while carrying out cargo operations at Sydney Container Terminal ("Terminal") collided with another vessel. The collision caused several damages to the Box Hong Kong and the Terminal, for which a provision of $315,498 has been made. The Company has submitted a claim to the owner of the other vessel, such amounts claimed will be recognized when recovery is assured, (b) special solidarity contribution to the Greek economy of $195,499. Other operating income in 2013 of $522,781 relates to the settlement of a hull and machinery claim in relation to the Box Voyager, incurred in 2012.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

16.	Earnings / (Loss) Per Share (EPS)

Basic EPS – Common Shares:

	2013	2014	2015
Numerator
Net income / (loss)	$15,307,658	$2,623,515	$(26,968,751)
Less: Series B-1 Preferred Shares dividends	(1,077,090)	-	-
Less: Redemption of Series B-1 Preferred Shares	(2,062,788)	-	-
Less: Series C Preferred Shares dividends	(735,281)	(2,061,749)	(2,061,749)
Less: (Income) / loss attributable to non-vested share awards	(270,783)	(12,208)	556,088
Net income / (loss) available to common shareholders	$11,161,716	$549,558	$(28,474,412)

Denominator
Weighted average number of common shares outstanding, basic	23,587,529	28,636,900	30,587,269

Net income / (loss) per common share, basic	$0.47	$0.02	$(0.93)

Diluted EPS – Common Shares:

	2013	2014	2015
Numerator
Net income / (loss)	$15,307,658	$2,623,515	$(26,968,751)
Less: Series B-1 Preferred Shares dividends	(1,077,090)	-	-
Less: Redemption of Series B-1 Preferred Shares	(2,062,788)	-	-
Less: Series C Preferred Shares dividends	(735,281)	(2,061,749)	(2,061,749)
Plus: Dividends on Series B-1 Preferred Shares, if converted to common shares	1,077,090	-	-
Less: (Income) / loss attributable to non-vested share awards	(270,783)	(12,208)	556,088
Net income / (loss) available to common shareholders	$12,238,806	$549,558	$(28,474,412)

Denominator
Weighted average number of common shares outstanding, basic	23,587,529	28,636,900	30,587,269
Effect of Series B-1 Preferred Shares, if converted to common shares	3,133,151	-	-
Weighted average number of common shares outstanding, diluted	26,720,680	28,636,900	30,587,269

Net income / (loss) per common share, diluted	$0.46	$0.02	$(0.93)

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

The Company excluded the dilutive effect of 489,000 (2014: 505,500, 2013: 614,170) non-vested share awards and 7,480,833 (2014: 7,480,833, 2013: 1,333,333) warrants in calculating dilutive EPS for its common shares as of December 31, 2015, as they were anti-dilutive.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

17.	Income Taxes

Box Ships and certain of its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes.

Two of the subsidiaries are incorporated in Hong Kong and their vessels are flying a Liberian flag. Pursuant to the relevant provisions of the Hong Kong Inland Revenue Ordinance, the related charter hire income should not be subject to Hong Kong profits tax since the vessels did not navigate solely or mainly within Hong Kong waters during 2013, 2014 and 2015.

For the years ended December 31, 2013, 2014 and 2015, the Company was not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as it qualified for the exemption of Section 883.

18.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any claim or contingent liability, which is reasonably possible and should be disclosed, or probable and for which a provision should be established in the financial statements.

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2015, net of commissions are:

For the year:	Amount
2016	$10,078,390

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

19.	Subsequent Events

a.	Reverse-stock Split

On February 12, 2016, the Company held a Special Meeting of Shareholders. At the meeting, the Company’s shareholders granted discretionary authority to the Company’s Board of Directors to amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”), such Reverse Stock Split to be completed no later than the first anniversary of the date of the Special Meeting.

b.	Deferral of loan instalments

During 2016, the Company deferred two instalments of $750,000 each, pursuant to the supplemental loan agreement with Unicredit Bank, originally due in February and May 2016.

c.	Exchange Agreement

On March 3, 2016, the Company entered into a securities exchange agreement (the "Exchange Agreement") with an unrelated third party (the "Buyer"). The Buyer may purchase, from time to time, shares of the Company’s Series C Preferred Shares, with an aggregate purchase price of up to $350,000. The Company has agreed with the Buyer to exchange any of such Series C Preferred Shares for a number of shares of the Company’s common stock pursuant to a formula set forth in the Exchange Agreement. As of April 22, 2016, the Company has exchanged 15,500 Series C Preferred Shares for 2,312,445 common shares.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

19.	Subsequent Events – Continued

d.	Series C Preferred Shares

The Company’s Board of Directors, considering the Company’s liquidity needs decided to refrain from paying the dividend on Series C Preferred Shares, originally due on April 1, 2016.

e.	Convertible Note

On April 7, 2016, the Company entered into a securities purchase agreement with an unrelated third party, pursuant to which it authorized and issued a convertible note in the original principal amount of $250,000, which is convertible into common shares at the option of the holder at a conversion price equal to 65% of the lowest volume weighted average price of the common shares during the 21 trading days prior to the conversion date. The note will mature on April 7, 2017 and bears interest at the rate of 8% per annum. On the maturity date, the Company shall pay to the holder of the note any outstanding principal, accrued and unpaid interest in cash. At any time after the issuance date, the Company shall have the right to redeem all, but not less than all, of any outstanding principal, accrued and unpaid interest at a premium. Under the terms of the agreement, the Company, except for the dividends payable under the Series C Preferred Shares, shall not declare or pay any cash dividends on its common shares. The note includes customary event of default provisions, and provides for a default interest rate of 18%.

