Form 20-F
period 2016-12-31
Box Ships Inc.
filed 2017-03-13
CIK 1504795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, there were 2,912,257 shares of the registrant's common stock, par value $0.01 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐Yes  ☒ No

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

Please note in this annual report, "we," "us," "our," and "the Company," all refer to Box Ships Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires. References to our "Managers" refer to Allseas Marine S.A., or Allseas, and Seacommercial Shipping Services S.A., or Seacommercial, companies controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, which are responsible for the commercial and technical management functions for our operations.

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

Forward-looking statements include, but are not limited to, such matters as:

•	our future financial condition or results of operations and future revenues and expenses;
•	our ability to identify and acquire new containerships;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•	our ability to repay any debt we may incur and obtain additional financing;
•	expected compliance with any financing agreements that we may enter into and the expected effect of any restrictive covenants in such agreements;
•	any planned capital expenditures and the ability to fund capital expenditures from external financing sources;
•	our expectations of our ability to pay dividends on our preferred stock in the future;
•	future supply of, and demand for, products suitable for shipping in containers;
•	prospective charterers' performance of their obligations pursuant to any future time charters we may contract;
•	changes in the supply and demand of containerships, including newbuilding vessels or lower than anticipated scrapping of older vessels;
•	changes in rules and regulations applicable to the container shipping industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities;
•	incurring costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;
•	the adequacy of our insurance arrangements;
•	changes in general domestic and international political conditions;
•	changes in the condition of vessels we may acquire or applicable maintenance or regulatory standards (which may affect, among other things, any anticipated dry-docking or maintenance and repair costs) and unanticipated dry-dock expenditures;
•	the ability to leverage the relationships and reputations of Allseas Marine S.A., Seacommercial Shipping Services S.A., Mone Shipping Co. and Venet Shipping Co. in the shipping industry;
•	the ability to maximize the use of vessels we may acquire;
•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;
•	the ability to compete successfully for future chartering and newbuilding opportunities upon acquisition of vessels;
•	the expenses under service agreements with affiliates;
•	the anticipated taxation of our company and distributions to our shareholders;
•	the expected life span of any vessels we may acquire;
•	customers' increasing emphasis on environmental and safety concerns;
•	anticipated funds for liquidity needs and the sufficiency of cash flows; and
•	our business strategy and other plans and objectives for future operations.

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies; fluctuations in currencies and interest rates; general market conditions, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the containership shipping industry; changes in our operating expenses; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; and other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected data presented below reflects the operations of Box Ships Inc. and its subsidiaries. The following historical information was derived from the audited consolidated financial statements of the Company as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012 and 2013, not included in this annual report, and the audited consolidated financial statements of the Company as of December 31, 2015 and 2016 and for the three years ended December 31, 2016, included elsewhere in this annual report. We refer you to the notes to the audited consolidated financial statements of the Company for a discussion of the basis on which these financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the financial statements, related notes and other financial information included herein.

Following the one-for-fifty (50) share reverse stock split that was effective on January 31, 2017, all share and per share amounts disclosed in this annual report, including the table below and in our consolidated financial statements included at the end of this annual report, have been retroactively restated to reflect this change in capital structure. Please refer to “Item 4. Information on the Company – A. History and development of the Company.”

STATEMENTS OF COMPREHENSIVE INCOME / (LOSS) DATA

(Expressed in United States Dollars, except for share data)	2012	2013	2014	2015	2016
Net Revenues	$65,888,142	$69,836,201	$49,864,674	$44,044,538	$17,497,689
Operating income / (loss)	21,697,724	23,631,192	1,966,947	(21,900,290)	(264,739,346)
Net income / (loss)	13,176,164	15,307,658	2,623,515	(26,968,751)	(226,628,862)
Net income / (loss) available to common shareholders	$10,175,137	$11,432,499	$561,766	$(29,030,500)	$(228,058,018)

Earnings / (Loss) per common share, basic	$27.77	$23.66	$0.96	$(46.55)	$(154.98)
Earnings / (Loss) per common share, diluted	$27.06	$22.90	$0.96	$(46.55)	$(154.98)

Weighted average number of common shares outstanding, basic	359,620	471,751	572,738	611,746	1,461,786
Weighted average number of common shares outstanding, diluted	407,933	534,414	572,738	611,746	1,461,786

Dividends declared per common share	$54.00	$26.00	$-	$-	$-
Dividends declared per Series B and B-1 preferred share	$2.93	$2.93	$-	$-	$-
Dividends declared per Series C preferred share	$-	$2.25	$2.25	$2.25	$2.25

SELECTED BALANCE SHEET DATA

	December 31,
(Expressed in United States Dollars)	2012	2013	2014	2015	2016
Total current assets	$19,578,166	$31,691,262	$22,011,255	$21,024,921	$2,861,700
Fixed assets, net	401,328,434	386,192,537	371,056,640	334,278,654	-
Other non-current assets (1)	22,141,596	10,121,986	3,867,073	460,406	14,005
Total Assets (1)	443,048,196	428,005,785	396,934,968	355,763,981	2,875,705
Current liabilities (1)	42,050,306	182,833,168	139,972,707	127,570,452	2,630,400
Long-term liabilities (1)	180,218,607	453,248	282,375	3,388	960
Total Liabilities (1)	222,268,913	183,286,416	140,255,082	127,573,840	2,631,360
Total stockholders' equity	220,779,283	244,719,369	256,679,886	228,190,141	244,345
Total Liabilities and Equity (1)	$443,048,196	$428,005,785	$396,934,968	$355,763,981	$2,875,705

(1) Includes a reclassification of deferred finance costs, net, from other non-current assets to current and long-term liabilities, in line with the adoption of FASB ASU on debt issuance costs presentation issued in April 2015, which we adopted in January 2016. Refer to Note 2 to our Consolidated Financial Statements included in Part III of this annual report.

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

Our growth, when we acquire vessels, will generally depend on continued growth in world and regional demand for container shipping services.

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

Our ability to charter vessels we may acquire in the future will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market remains at current levels when we acquire vessels in the future, we may be forced to charter our vessels at unprofitable rates or not be able to charter our vessels at all, which may reduce or eliminate our earnings. The rates in the containership market also affect the value of any vessels we may acquire in the future, which follow the trends of freight rates and containership rates.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our future potential charter counterparty risk.

The decline in global trade as a result of the lingering effects of the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners, declined sharply in the second half of 2011, and continued to be weak hitting historic lows in 2016. The financial challenges faced by liner companies and efforts to obtain third party aid to restructure their obligations have reduced demand for containership charters compared to historical averages and may increase the likelihood of our customers being unable or unwilling to pay us any potential future contracted charter rates.

If we identify and acquire vessels, we may depend on a limited number of customers in a consolidating, competitive industry for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

If we identify and acquire vessels, we may face difficulty in obtaining contracts due to the consolidating, competitive nature of the industry. If we are unable to charter vessels we may acquire due to the limited number of customers, we may be unable to derive revenues sufficient to fund our operations which could adversely affect our financial performance and condition. In the past, we derived a significant part of our revenues from a limited number of charterers. Payments from our former charterers under their charters were our sole source of revenue. Some of those charterers were privately-owned companies for which limited credit and financial information was available to us in making our assessment of counterparty risk when we entered into our charter. If one or more of these charterers terminated its charter or chose not to re-charter any vessels that we may acquire in the future, or was unable to perform under its charter with us and we were not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations. In addition, we may be required to change the flagging or registration of any such related vessel and may incur additional costs, including maintenance and crew costs if a prospective charterer were to default on its obligations. Our shareholders did not and will not have any recourse against any of our former or prospective charterers.

We will seek to employ any vessels we may acquire in the future, pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. In recent years, some liner companies, including charterers we have contracted with in the past, have publicly acknowledged the financial difficulties they face, announced efforts to obtain third-party aid to restructure their obligations and reported substantial losses. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with these prospective liner companies or their failure to fulfill their obligations under the charters for the containerships we may acquire in the future could have a material adverse effect on our financial condition and results of operations as well as our cash flows.

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

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our ability to implement our growth successfully.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our ability to implement our growth strategy successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

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

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our prospective charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Containerships that we may acquire in the future may be deployed on routes involving containerized trade in and out of emerging markets, and thus prospective charterers' container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on prospective charterers' business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our future operations may expose us to the risk that increased trade protectionism may adversely affect our ability to expand our business. If the global recovery is undermined by downside risks, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our former and prospective charterers serve has caused and may continue to cause an increase in (i) the cost of goods exported from China; (ii) the length of time required to deliver goods from China; and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would likely have an adverse impact on our prospective charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions continue to be volatile. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete future vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Vessel values may fluctuate substantially, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of vessels we may acquire or increase the cost of acquiring vessels at attractive prices for use in future operations.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the vessel owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment, or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any vessels we may acquire at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected.

During 2016, we were unable to obtain additional amendments and waivers of certain covenants and restrictions contained in our loan agreements and we were unable to continue servicing our debt. These loan agreements were secured by mortgages on vessels previously owned and included various financial covenants, including requirements related to our net worth, operating performance and liquidity. For example, there was a maximum leverage ratio that was based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of those vessels mortgaged thereunder to our outstanding balance under each respective loan. The market value of containerships is sensitive to, among other things, changes in the containership charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. The continuation of these conditions resulted in a significant decline in the fair market value of our vessels, which resulted in our failure to maintain compliance with our loan covenants and to continue servicing our debt. As a result, we entered into settlement agreements with certain of our secured lenders for the full and final satisfaction of all amounts outstanding under the relevant loan agreements in exchange for the net sale proceeds of the mortgaged vessels. With regards to our $100 million senior secured loan agreement with ABN AMRO Bank, we entered into an agreement pursuant to which we transferred ownership of the subsidiaries owning the vessels securing the loan to entities affiliated to Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, and we were released from our obligations under the loan agreement in connection therewith. Pursuant to the terms of these settlement agreements, we were forced to sell all of our vessels at a time when vessel prices were low, resulting in our recognition of losses and a reduction in our earnings, further affecting our ability to raise additional capital necessary for us to enter into new loan agreements or to identify any new vessels suitable for acquisition in the future at attractive prices or at all.

Conversely, if vessel values are elevated at a time when we wish to acquire new vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

The containership industry is highly competitive and, if we are able to identify and acquire vessels, we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on us.

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, most of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate in the future and thus be able to offer lower charter rates or higher quality vessels than we may be able to offer. If this were to occur, we may be unable to attract new or former charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

An increase in operating costs could adversely affect our cash flows and financial condition.

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of acts of piracy, have been increasing. If vessels we may acquire in the future suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Change to the price of fuel, or bunkers, may adversely affect profits.

The cost of fuel is a significant factor in negotiating charter rates and will be borne by us when our prospective containerships are employed on voyage charters or contracts of affreightment. We currently have no voyage charters or contracts of affreightment, but we may enter into such arrangements in the future when we acquire new vessels, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our future profitability. Even where the cost of fuel is borne by the charterer, which was the case with all of our former time charters, this cost will affect the level of charter rates that charterers will be prepared to pay. Rising costs of fuel will make older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels and may limit their employment opportunities, and may force us to employ vessels we may acquire at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply of and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Further, despite the recent low fuel prices, fuel may become much more expensive in the future, which may reduce the potential profitability and competitiveness of our business when we acquire vessels versus other forms of transportation, such as truck or rail.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption to our container shipping business when we acquire new vessels.

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

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for containerships. In addition, it is unclear what financial costs any new security procedures might create for containership owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our ability to attract customers and therefore have an adverse impact on our ability to operate vessels we may acquire in the future profitably.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business in the future if we are able to identify and acquire vessels.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could negatively impact our results of operations and financial condition once we acquire new vessels.

If we acquire vessels, we will be subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

If we identify and acquire containerships, our business and the operations of those containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of any containership that we may acquire in the future. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our future operations. For example, the cost of compliance with any new regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial or we may face substantial taxes on bunkers.

In addition, we will be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to vessels we may acquire in the future for our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements could be costly.

Environmental requirements can also affect the resale value or useful lives of vessels we may acquire in the future, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with any of our future or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of any vessels we may acquire in the future.

The operation of containerships we may acquire in the future will also be affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships we may acquire and may result in denial of access to, or detention in, certain ports.

In the future, we may be unable to attract and retain qualified, skilled employees or crew necessary to operate vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our success depends in large part on the ability of our Managers, who will be responsible for the commercial and technical management functions for vessels we may acquire and our ability to attract and retain highly skilled and qualified personnel. We require technically skilled employees with specialized training who can perform physically demanding work in crewing the vessels we may acquire. Competition to attract and retain qualified crew members is intense. If, upon acquisition of any vessels in the future, we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we or our Managers, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Vessels we may acquire may suffer damage due to the inherent operational risks of the seaborne transportation industry and thus we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Vessels we may acquire and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;
•	bad weather and other acts of God;
•	business interruptions caused by mechanical failures;
•	grounding, fire, explosions or collisions;
•	human error;
•	war;
•	terrorism; and
•	piracy and other circumstances or events.

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our prospective customer relationships, delay or rerouting. If vessels we may acquire in the future suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance may not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our potential earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or vessels we may acquire may be forced to travel to a dry-docking facility that may not be conveniently located to such vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our potential earnings. Once we acquire new vessels, the involvement of such vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

We have operated, and intend to continue to operate, substantially outside the United States, which has and will expose us to political and governmental instability, which could harm our operations in the future.

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where vessels we may acquire may be flagged or may be registered and in the regions where we otherwise may engage in business. Any disruption caused by these factors may interfere with the future operation of vessels we may acquire, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and, more recently, in Paris in 2015, Brussels, Orlando, Istanbul and Nice in 2016, and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere, which may contribute to further economic instability in the global financial markets. Any such attacks, conflict or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition, results of operations and ability to obtain additional financing on terms acceptable to us or at all. In the future, our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we have operated or where we may operate in the future.

Acts of piracy on ocean-going vessels could adversely affect our business in the future.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide continues to decline, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which vessels we may acquire in the future are deployed being characterized as "war risk" zones by insurers, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against vessels we may acquire in the future, or an increase in cost, or unavailability, of insurance for such vessels, could have a material adverse impact on our business, financial condition and results of operations.

If we enter into charter agreements or engage in certain other activities with countries or government-controlled entities or customers associated with countries that are subject to restrictions imposed by the U.S. government in the future, or engage in certain other activities, our ability to conduct business and access U.S. capital markets and our reputation and the market for our securities could be adversely affected in the future.

Although no vessels previously owned and operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, including Iran, Sudan and Syria, in the future any vessels we may acquire may call on ports in these countries from time to time on prospective charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Moreover, prospective charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our securities may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Governments could requisition vessels we may acquire during a period of war or emergency, resulting in loss of earnings.

A government of a vessel's registry could requisition for title or seize vessels we may acquire in the future. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition vessels we may acquire for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of vessels we may acquire in the future could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest vessels we may acquire, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more vessels we may acquire in the future pursuant to which we may grant a lien against in order to obtain additional funding for our planned operations could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against any vessel in our fleet we may acquire in the future for claims relating to another of our ships.

If we acquire vessels, we will become subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations relating to vessels we may acquire in the future could subject us to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which vessels we may acquire in the future will operate or will be registered, which may significantly affect the ownership and operation of such vessels. These regulations include, but are not limited to European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1990, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002 (the MTSA). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of any vessels we may acquire in the future. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.

These costs could have a material adverse effect on our future business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We may be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

In the future, we may conduct part of our business in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

If we acquire vessels in the future, we may continue to conduct business in China. Any charters that we may enter into with Chinese customers may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, or their implementation by local authorities could affect vessels we may acquire in the future chartered to Chinese customers as well as any such vessels calling to Chinese ports and could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Company Specific Risk Factors

In the future, we may not be able to comply with certain financial covenants that may be contained in any new loan agreements we may be a party to, which may have an adverse effect on our financial condition, results of operations and cash flows.

If we obtain additional financing and enter into new loan agreements, we may have difficulty complying with any such financial covenants included therein, including those requiring us to maintain a minimum market value of our assets or liquidity levels, for example.

Our past loan agreements, which were secured by mortgages on our vessels, have required us to comply with specified collateral coverage ratios and satisfy certain financial and other covenants. In general, these financial covenants required us, among other things, to maintain (i) a maximum market adjusted leverage ratio; (ii) minimum liquidity; (iii) a minimum market value adjusted net worth; and (iv) a minimum ratio of EBITDA to net interest expenses.

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

During 2014 and 2015, we entered into new or supplemental agreements with our lenders and agreed to certain amendments, waivers of certain financial covenants and permanent removal of certain other financial covenants, as described under "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements." As of December 31, 2015, we were in compliance with all of our debt covenants, as amended, with the exception of the market value adjusted net worth. At that time, the market value of the vessels we owned indicated that if we were unable to obtain additional amendments or waivers, we may have not been able to maintain or regain compliance with the relevant financial covenants upon expiration of the existing waivers during 2016. Due to our failure to comply with certain financial covenants and restrictions contained in our secured loan agreements at such time and due to our failure to continue servicing our debt, we entered into settlement agreements with certain of our lenders for the full and final satisfaction of all amounts outstanding under the relevant loan agreements in exchange for the net sale proceeds of the mortgaged vessels and in relation to the $100 million senior secured loan agreement with ABN AMRO Bank, we entered into an agreement with the lender, pursuant to which we sold the subsidiaries owning the vessels securing the loan and transferred all assets and liabilities to entities affiliated to Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, and we were released from our obligations under the loan agreement in connection therewith. Pursuant to the terms of these settlement agreements, we were forced to sell our vessels at a time when vessel prices were low, resulting in our recognition of losses and a reduction in our earnings, further affecting our ability to raise additional capital necessary for us, to enter into new loan agreements or to identify any new vessels suitable for acquisition in the future at attractive prices or at all.

If we enter into new secured loan agreements, those lenders may impose additional operating and financial restrictions on us, or may subsequently modify the terms of our existing loan agreements in connection with any additional waivers or amendments to our loan agreements that we may obtain in the future as a result of additional breaches of the financial and other covenants contained in those secured loan agreements. Such restrictions may restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness. In addition, our future lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they may charge us on any outstanding indebtedness.

The report of our independent registered public accounting firm contains an emphasis of matter paragraph indicating that there is a substantial doubt concerning our ability to continue as a going concern.

Our audited consolidated financial statements for the fiscal year ended December 31, 2016 were prepared on a going concern basis in accordance with GAAP. The emphasis of matter paragraph included in our auditor’s report was a result of our lack of foreseeable revenues and cash inflows from vessel operations and the uncertainty regarding our ability to reorganize our capital, secure new vessel acquisitions and obtain new equity and debt. In addition, we have not paid dividends to holders of our Series C Preferred Shares, commencing on April 1, 2016, and were not in compliance with the net worth covenant, which under certain circumstances, might result in an increased dividend rate, thereby further increasing our short-term obligations.

The going concern basis of presentation assumes that we will continue in operation and be able to realize our assets and discharge our liabilities and commitments in the normal course of business. In order for us to continue operations beyond the next twelve months from the date of this annual report, we must be able to discharge our liabilities and commitments in the normal course of business; generate operating income; produce cash from our operating activities, and raise additional funds to finance potential vessel acquisitions. We cannot guarantee that we will be able to secure new vessel acquisitions, generate operating income, produce cash from our operating activities, or obtain additional funds through either debt or equity financing transactions.

If we are unable to acquire new vessels, produce cash from our operating activities, and obtain additional funds through either debt or equity financing transactions, we may be unable to provide shipping transportation services, generate operating cash flows and discharge our liabilities in the normal course of business. These uncertainties raise substantial doubt about our ability to continue as a going concern. If we become unable to continue as a going concern, stockholders may lose all or part of their investment in our common stock. The accompanying financial statements do not contain any adjustments as a result of this uncertainty.

The current low containership charter rates and values and any future decline in these rates may affect our ability to secure loan agreements and comply with any financial covenants contained therein, which may cause us to incur impairment charges or to incur a loss if vessel values are low at a time when we are attempting to dispose of a vessel.

If we acquire vessels, current low containership charter rates and values may affect our ability to obtain financing. In the event we do obtain such financing, the containership market in its current state and any further decline in charter rates and values, may impact our ability to comply with various covenants, particularly those relating to our financial performance, which may cause us further deterioration to our financial condition.

As discussed above, our past loan agreements were secured by mortgages on our vessels and contained various financial covenants. Among those covenants were requirements that related to our net worth, operating performance and liquidity. For example, there was a maximum leverage ratio that was based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. The market value of containerships is sensitive, among other things, to changes in the containership charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. The continuation of these conditions resulted in a significant decline in the fair market values of our vessels, which resulted in our failure to comply with our loan covenants, as was the case with the breach of market value adjusted net worth covenant, as of December 31, 2015, discussed above.

During 2014 and 2015, we entered into new or supplemental agreements with our lenders and agreed to certain amendments, waivers of certain financial covenants and permanent removal of certain other financial covenants, as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Agreements.” As of December 31, 2015, we were in compliance with all of our debt covenants, as amended, with the exception of the market value adjusted net worth. At that time, the values of the vessels we owned indicated that if we were unable to obtain additional amendments or waivers, we may have not been able to maintain or regain compliance with the relevant financial covenants upon expiration of the existing waivers during 2016. Due to our failure to comply with certain financial covenants and restrictions contained in our secured loan agreements at such time and due to our failure to continue servicing our debt, we entered into settlement agreements with certain of our lenders for the full and final satisfaction of all amounts outstanding under the relevant loan agreements in exchange for the net sale proceeds of the mortgaged vessels and in relation to the $100 million senior secured loan agreement with ABN AMRO Bank, we entered into an agreement with the lender, pursuant to which we sold the subsidiaries owning the vessels securing the loan and transferred all assets and liabilities to entities affiliated to Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, and we were released from our obligations under the loan agreement in connection therewith. Pursuant to the terms of these settlement agreements, we were forced to sell our vessels at a time when vessel prices were low, resulting in our recognition of losses and a reduction in our earnings, further affecting our ability to raise additional capital necessary for us, to enter into new loan agreements or to identify any new vessels suitable for acquisition in the future at attractive prices or at all.

We may have difficulty securing profitable employment for vessels we may acquire given the current depressed state of the containership market.

If we acquire vessels for use in our operations, we may face difficulty in securing profitable employment for such vessels. Given the current depressed state of the containership charter market, especially for medium to smaller sized vessels, we may be unable to charter vessels we may acquire at attractive rates, or at all. We will not receive any revenues in the event we are unable to charter vessels we may acquire; however, we will be required to pay expenses necessary to maintain these vessels in proper operating condition, insure them and service any indebtedness, if any, secured by such vessels. If we cannot charter vessels we may acquire on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

In the future, we may be subject to certain risks with counterparties on any agreements we enter into, and the failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business and ability to maintain compliance with covenants in loan agreements, if any exist at such time, as a result.

If we acquire vessels for use in our operations, we may enter into various contracts that may subject us to various counterparty risks. The ability and willingness of each of these counterparties to perform their obligations under contracts with us will depend on a number of factors that are beyond our control, including, among other things, general economic conditions, the condition of the container shipping industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. We anticipate that we may rely heavily on revenues from our charter agreements, and the failure of counterparties we may contract with in the future to perform their financial obligations under such contracts may cause adversely affect our ability to conduct business.

For example, we have entered into various contracts, including time charter agreements, with former customers. At such time, we relied heavily on the revenues from these contracts, and the failure of our counterparties to comply with their financial obligations in a timely manner affected our ability to maintain compliance with certain financial covenants in various secured loan agreements at that time.

As of the date of this annual report, we have sold our fleet pursuant to settlement agreements with certain of our secured lenders for the full and final satisfaction of all amounts outstanding under the loan agreements in exchange for the net sale proceeds of the mortgaged vessels. In addition, in relation to the $100 million senior secured loan agreement with ABN AMRO Bank, we entered into an agreement with the lender, pursuant to which we sold the subsidiaries owning the vessels securing the loan and transferred all assets and liabilities to entities affiliated to Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, and we were released from our obligations under the loan agreement in connection therewith. Pursuant to the terms of these settlement agreements we were forced to sell our vessels at a time when vessel prices were low, resulting in our recognition of losses and a reduction in our earnings, further affecting our ability to raise additional capital necessary for us, to enter into new loan agreements or to identify any new vessels suitable for acquisition in the future at attractive prices.

If we are able to acquire vessels for use in our operations and should a prospective counterparty fail to honor its obligations under any such charter we may enter into, it may make it difficult to secure substitute employment for such vessel, and any new charter arrangements we may secure in the spot market or on time charters would be at lower rates given currently decreased containership charter rate levels. If prospective charterers fail to meet their obligations to us or attempt to renegotiate such charter agreements, we may sustain significant losses that could have a material adverse effect on our ability to conduct our business, financial condition, results of operations, cash flows, and compliance with covenants in any future secured loan agreements.

We may not be able to secure adequate financing to acquire or identify suitable vessels at attractive prices, which result could adversely affect our business.

We have limited cash resources and no borrowing capacity and we may not be successful in entering into any new financing arrangements. All of our previously owned vessels were used as collateral to our secured loan agreements and were subsequently sold off to satisfy our outstanding obligations under those agreements as a result of our failure to comply with certain covenants and restrictions contained in those agreements. In addition, we may not be able to identify any suitable vessels for acquisition in the future at attractive prices or at all. To the extent we are unable to identify vessels suitable for acquisition or obtain acquisition financing on acceptable terms or at all, we may not be able to acquire any such vessels, which could adversely affect our business.

We may be unable to locate suitable vessels for acquisition which would adversely affect our ability to expand our business.

Our business strategy is dependent in part on identifying and purchasing suitable vessels. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. New vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us. If we are unable to purchase new vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business would be adversely affected.

We cannot assure you that our Managers will be able to successfully address the variety of vessel management risks in the containership sector and develop and maintain commercial relationships with leading liner companies, and the inability to do so could adversely affect our re-entry and involvement in the containership business and thus our results of operations.

If we identify and acquire suitable containerships, our business strategy will rely to a significant extent on our ability to successfully operate such containerships, which include unique risks involving, among other things, the speeds at which such containerships travel in order to move cargoes around the world quickly and minimize delivery delays, the loading or unloading of containers with highly varied cargoes and industry specific inspection procedures. In addition, we will be required to access attractive chartering opportunities by developing and maintaining relationships with established container liner companies. Our ability to establish containership industry relationships and a reputation for customer service and safety, as well as to acquire and renew charters with leading liner companies, will depend on a number of factors, including our ability to crew vessels we may acquire with experienced containership crews and the ability to manage such risks.

We believe that building and maintaining a modern and technologically advanced fleet, capitalizing on our Managers' experience in the commercial management of vessels, as well as on our senior management's experience in the shipping industry, will be important factors in acquiring and retaining major container liner company charterers. Our Managers may not be able to successfully operate containerships that we may acquire in the future or to develop and maintain the commercial relationships or to replace them in the event any of these relationships are terminated, which would adversely affect our business prospects and profitability.

We may not be able to implement our growth effectively.

Our business plan is to identify and acquire suitable containerships at favorable prices and to employ vessels we may acquire on short- to medium-term time charters of one to five years with staggered maturities. Our business plan therefore depends on our ability to acquire containerships to build and maintain our fleet, successfully employ such vessels and also charter any vessels we may acquire in the future at favorable rates.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to grow our business or that we will not incur significant expenses and losses in connection with this plan. Our failure to effectively identify, purchase, develop and integrate vessels we may acquire in the future could impede our ability to implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as cost-savings or cash flow enhancements;
•	incur or assume unanticipated liabilities, losses or costs associated with any new vessels or businesses acquired, particularly if any additional vessel we acquire proves not to be in good condition;
•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet that we may acquire in the future;
•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Moreover, we plan to finance potential vessel acquisitions through equity financing, which we expect will mainly consist of issuances of securities that are convertible into shares of our common stock, or with borrowings under any credit facilities we may enter into in the future. If we are unable to raise funds on terms that we deem acceptable, if at all, or we cannot enter into future credit facilities on favorable terms, our cash on hand will be insufficient to fund the costs of future vessel acquisitions and we may need to revise our growth plan or consider alternative forms of financing.

If we cannot successfully employ or charter any new and additional vessels we may acquire in the future, we may incur net losses.

Our business plan is to identify and acquire suitable vessels, at favorable prices and, as market conditions warrant, employ these vessels on short- to medium-term time charters ranging from one to five years with staggered maturities. As of the date of this annual report, we have sold off our entire fleet, consisting of nine containerships, pursuant to certain settlement agreements executed to satisfy all of our outstanding obligations incurred as a result of our failure to comply with certain financial covenants and restrictions contained in our secured loan agreements.

In addition, given the current depressed conditions of the containership market, it is possible that we may acquire a vessel without having a chartering agreement in place or without having a profitable charter in place for such vessel, and we may not find suitable employment for a substantial period of time after taking delivery of such vessel. We would still incur costs related to administrative costs, vessel maintenance and general business expenses, but would be generating no income or income below our operating costs. If we are unable to obtain and secure suitable employment for any vessels that we may acquire in the future in accordance with our business strategy while incurring operating expenses, our business would be adversely affected.

Our growth depends on our ability to identify suitable vessels for acquisition and successfully employ and charter these vessels, for which we will face substantial competition.

If we identify and acquire suitable vessels, we plan to initially employ these vessels on short- to-medium term time charters ranging from one to five years with staggered maturities, consistent with our chartering policy. We may also, under certain circumstances, opportunistically enter vessels we may acquire in the future into short-term charters or our vessels may operate on the spot market. The process of obtaining new medium-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

Furthermore, when vessels we may acquire in the future become available for employment under new time charters when charter rates are at currently depressed levels, we may have to employ containerships we may acquire in the future at depressed charter rates, if we are able to secure employment for vessels in our future fleet at all, which would lead to further reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate such containerships profitably to allow us to implement our growth strategy successfully or repay our debt.

Paragon Shipping and its affiliates may claim business opportunities that would benefit us.

If, in the future, Paragon Shipping becomes the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping will be contractually prohibited from competing with us in the international containership industry. We have entered into an agreement with Paragon Shipping and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, that provides that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

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

If we purchase and operate second-hand vessels, we will be exposed to increased operating costs that could adversely affect our earnings and, as such future fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes the creation and growth through the acquisition of new and secondhand vessels. The acquisition of secondhand vessels does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. These repairs may require us to put a vessel in dry-dock, which would reduce our potential fleet utilization. In addition, when purchasing secondhand vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage.

We cannot assure you that, as vessels we may acquire age, market conditions will justify those expenditures or enable us to operate such vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Delays in deliveries of vessels we may purchase or order, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of vessels, could harm our operating results.

We intend to acquire vessels from time to time in the future. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of any vessels we may propose to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the delivery date.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

The delivery of vessels we may purchase or order could be delayed because of, among other things:

•	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;
•	quality or other engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	lack of raw materials;
•	bankruptcy or other financial crisis of the shipyard building the vessels;
•	our inability to obtain requisite financing or make timely payments;
•	a backlog of orders at the shipyard building the vessels;
•	hostilities or political or economic disturbances in the countries where the vessels are being built;
•	weather interference or catastrophic event, such as a major earthquake or fire;
•	our requests for changes to the original vessel specifications;
•	shortages or delays in the receipt of necessary construction materials, such as steel;
•	our inability to obtain requisite permits or approvals; or
•	a dispute with the shipyard building the vessels.

Increased competition in technological innovation could reduce the demand for any newly-acquired vessels and thus our ability to successfully implement our business strategy.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than vessels we may acquire, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we may receive for vessels we may acquire or our ability to employ or re-employ such vessels at all.

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

Conflicts of interest may arise between Paragon Shipping, our Managers, and their affiliates, on the one hand, and us and our shareholders, on the other hand. These conflicts include, among others, the following situations:

•	Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping. Our Chief Executive Officer is also the beneficial owner of all of the capital stock of our Managers and Crewcare Inc., or Crewcare, our manning agent, Mone Shipping Co., or Mone, and Venet Shipping Co., or Venet, drybulk vessel owners in which we have commercial services agreements with. Therefore, he may favor the interests of Paragon Shipping, Allseas, Seacommercial, Mone, Venet or their affiliates and may not provide us with business opportunities that would benefit us.
•	Our Managers advise our Board of Directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders.
•	Our executive officers and those of our Managers will not spend all of their time on matters related to our business.
•	Our Managers will advise us of costs incurred by them and their affiliates that they believe are reimbursable by us.

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

If we identify and acquire vessels, we will be, as we have been in the past, dependent on our fleet Managers for the commercial and technical management of our fleet, as well as to provide us with our executive officers, and the failure of our fleet Managers to satisfactorily perform their services may adversely affect our business.

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides us with the services of our executive officers, who report directly to our Board of Directors. In addition, as we have subcontracted the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas services or Allseas failure to perform its obligations to us, upon any future vessel acquisitions, could materially and adversely affect the results of our operations. We may have rights against Allseas if it defaults on its obligations to us but you will have no recourse directly against Allseas. We have also entered into a Sale & Purchase (‘S&P”) and Charter Brokerage Services agreement with Seacommercial, pursuant to which Seacommercial provided sale & purchase and charter brokerage services for our fleet. The loss of Seacommercial services or Seacommercial failure to perform its obligations to us, upon any future vessel acquisitions, could materially and adversely affect the results of our operations.

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

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas, Seacommercial, Mone and Venet. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of vessels we may acquire in the future versus vessels managed by other companies affiliated with Allseas, Seacommercial, Mone and Venet and Mr. Bodouroglou. To the extent that any entities affiliated with Mr. Bodouroglou, other than us, Allseas, Seacommerical, Mone or Venet, own or operate vessels that may compete for employment or management services in the future, our Managers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Our Managers currently provide management services to private fleets. Entities affiliated with Mr. Bodouroglou may acquire vessels that may compete with vessels we may acquire in the future, subject to an agreement entered into among the Company, Paragon Shipping and Mr. Bodouroglou, which prohibits Mr. Bodouroglou or entities affiliated with him, including Paragon Shipping, from acquiring or chartering container vessels without our prior written consent, and pursuant to which we have agreed not to acquire or charter drybulk vessels without the prior consent of Mr. Bodouroglou, entities controlled by him or Paragon Shipping, as applicable. To the extent that we believe it is in our interest to grant such consent and Mr. Bodouroglou, entities controlled by him or Paragon Shipping acquires containerships, such vessels may compete with our future fleet. Our Managers are not a party to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to other containerships. These conflicts of interest may have an adverse effect on our results of operations.

Our ability to obtain additional debt financing in the future may be dependent on the performance of our then-existing charters and the creditworthiness of these prospective charterers.

The actual or perceived credit quality of our prospective charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase new vessels in the future or to refinance our existing debt as it matures or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

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

In the future, we may not have adequate insurance to compensate us or to compensate third parties if we lose vessels we may acquire.

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

If we successfully identify and acquire vessels, we will be insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. As a result of such membership, the P&I Associations will provide us coverage for such tort and contractual claims. We will also carry hull and machinery insurance and war risk insurance for vessels we may acquire. We intend to insure vessels we may acquire in the future for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which such vessels are entered. We also intend to maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. In the future, we may not be adequately insured against all risks and particular claims may not be paid by our insurers.

In addition, we cannot assure you that we will be able to obtain adequate insurance coverage for vessels we may acquire in the future or renew such insurance policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows and financial condition. In addition, any insurance we may acquire may be voidable by the insurers as a result of certain of our actions, such as ships we may acquire failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that insurance policies we may have will cover all losses that we may incur, or that disputes over insurance claims will not arise with our future insurance carriers. Any claims covered by insurance would likely be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, insurance policies that we may have may be subject to limitations and exclusions, which may increase our costs or lower our revenues in the future, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition.

In the future, we may be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

If we identify and acquire vessels for use in our operations, we will be indemnified for legal liabilities that we may incur while operating vessels we may acquire through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we intend to belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

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

For the 2016 taxable year, we believe that we and our subsidiaries qualified for this statutory tax exemption and we intend to take this position on our U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income for future taxable years. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our shares of common stock owned, in the aggregate, 50% or more of our outstanding shares of common stock for more than half the days during the taxable year. It is possible that the ownership threshold could be met for any taxable year. In such a case, we may not qualify for exemption unless we can establish that among the closely-held group of five percent shareholders, there are sufficient five percent shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified five percent shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient five percent shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and we may not be able to satisfy them. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

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

In addition, two of our subsidiaries are incorporated in Hong Kong. We do not believe that we or our Hong Kong subsidiaries will be subject to taxation in Hong Kong since the vessels did not navigate solely or mainly within Hong Kong waters during 2014, 2015 and 2016.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have certain adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income" (cash is treated as an asset held for the production of passive income). “Passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute "passive income."

U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated a PFIC for any future taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities (whether directly or through participation in a pool) as services income, rather than passive rental income, accordingly, any assets that we own and operate in connection with the production of such income should not constitute passive assets. However, any gross income that we derive or are deemed to have derived from bareboat chartering activities in the future will be treated as rental income and thus will constitute "passive income," and any assets that we may own and operate in connection with the production of that income will constitute passive assets.

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

Until early 2014, we paid quarterly dividends to holders of our common stock. We have an obligation to make dividend payments to holders of our Series C Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, issued in 2013, which rank prior to our common stock with respect to, among other things, dividends. We continued to make dividend payments to the holders of our Series C Preferred Shares through 2015; however, we did not make any quarterly payments in 2016. At this time, we do not anticipate making dividend payments on our common stock for the foreseeable future, and will only make dividend payments to the holders of our Series C Preferred Shares if our liquidity position permits.

In the future, if we are able to obtain financing and enter into new secured loan agreements, our ability to make any dividend payments may be affected by any restrictions on distributions under such agreements, which may contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions in the future, or if we are otherwise default under those secured loan agreements, we may be prohibited from making cash distributions. The declaration and payment of dividends is subject at all times to the discretion of our board directors, the rights of holders of our Series C Preferred Shares, compliance with the laws of the Republic of the Marshall Islands as well as the other limitations set forth in "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy." There can be no assurance that we will make dividend payments to holders of our common stock in the amounts or with the frequency anticipated or at all.

In addition, as discussed above, our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation. Cumulative dividends on our Series C Preferred Shares accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share, subject to increase upon the occurrence of certain events, and are payable, as and if declared by our Board of Directors, on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2013, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. In the event we are unable to make dividend payments to the holders of our Series C Preferred Shares for six (6) quarters (the “Dividend Payment Default”), whether consecutive or not, such holders shall have the right to elect two (2) members to our Board of Directors. This right shall continue until such time as all dividends accumulated and in arrears on the Series C Preferred Shares shall have been paid in full, at which time such right shall terminate. In addition, the dividend rate shall increase to a number that is 1.25 times the dividend rate payable on the day immediately preceding the date of such default and shall continue to increase until no default exists, but in no event dividends shall accrue at a rate greater than 25% per annum. For additional information about our Series C Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein.

In March 2016, our Board of Directors decided not to proceed with the dividend payment on our Series C Preferred Shares for the first quarter of 2016, in order to preserve our liquidity. As of the date of this annual report, our liquidity position does not permit the payment of dividends to the holders of our Series C Preferred Shares.

As of December 31, 2016, we were not in compliance with the net worth covenant, requiring us to have a net worth to preferred stock ratio of not less than 1.50, as described in the Statement of Designation of the Rights, Preferences and Privileges of the Series C Preferred Shares. The failure to comply with such covenant, if such failure continues unremedied for 120 days, constitutes a covenant default (the “Covenant Default”). Upon occurrence of a Covenant Default, the dividend rate shall increase to a number that is 1.25 times the dividend rate payable on the day immediately preceding the date of such default and shall continue to increase until no default exists, but in no event dividends shall accrue at a rate greater than 25% per annum, without duplication if more than one default has occurred.

If we identify and acquire vessels, we will need to make substantial capital expenditures to build and maintain the operating capacity of such fleet.

If we are able to identify and acquire vessels, we will need to make substantial capital expenditures to build and maintain the operating capacity of such fleet and we will expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities that we may enter into in the future. We anticipate building our fleet through the acquisition of vessels, which would increase the level of our maintenance capital expenditures.

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

If we identify and acquire vessels, we will need to make substantial capital expenditures to build and expand the size of our fleet, which may increase our financial leverage, or dilute our shareholders' ownership interest in us.

If we are able to identify and acquire vessels, we will be required to make substantial capital expenditures to build and increase the size of our fleet. We intend to build and expand our fleet by acquiring existing vessels from other parties or newbuilding vessels, which we refer to as newbuildings. We generally will be required to make instalment payments on any newbuildings prior to their delivery. We typically would pay 10% to 30% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately one to three years from the order). We expect to fund such capital expenditures with future equity issuances and debt. If equity financing is not available on favorable terms, we may have to use debt financing. If we finance all or a portion of these acquisition costs by issuing debt securities, we may increase the aggregate amount of interest we may be required to pay prior to generating cash from the operation of the newbuildings.

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

We are a holding company, and our subsidiaries, which are all wholly-owned by us, may conduct all of our operations and may own operating assets we may acquire in the future. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations depends on the ability of our subsidiaries to distribute funds to us.

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

We are incorporated in the Republic of the Marshall Islands and our wholly-owned subsidiaries are incorporated in jurisdictions outside the United States. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets, our subsidiaries' assets and the assets of most of our officers and directors are, and will likely remain, located outside of the United States. As a result, it may be difficult or impossible for U.S. shareholders to serve process within the United States upon us or any of these persons or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or our subsidiaries' assets are located (i) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us based upon these laws. In addition, the protections offered minority shareholders in the Marshall Islands are different than in the United States.

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

As of March 9, 2017, we had 2,913,370 shares of common stock issued and outstanding, outstanding warrants to purchase an additional 75,847 shares of common stock and 879,833 Series C Preferred Shares issued and outstanding. Upon the occurrence of certain change of control events, holders of our outstanding Series C Preferred Shares will have the right, subject to our election to redeem the Series C Preferred Shares in whole or part, to convert some or all of the Series C Preferred Shares held by such holder into a number of our common shares, as discussed in the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein.

If we are unable to obtain additional funding our business operations will be harmed and if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

In order to fund potential vessel acquisitions, we may have to incur additional indebtedness and/or sell additional equity securities. Future issuances of our common stock, directly or indirectly through convertible or exchangeable securities, options, warrants or rights and will generally dilute the ownership interests of holders of our existing common stock. Additional series or classes of preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to holders of our existing preferred stock. Any additional debt we incur will be senior in all respects to our common stock, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue additional equity securities or incur additional debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Future sales or other issuances of a substantial number of shares of common stock or other securities in the public market or otherwise, or the perception that these sales could occur, may depress the market price for our common stock. These sales or issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future.

The price of our common stock and preferred stock may be volatile as a result of factors that are beyond our control and if the price of our common stock fluctuates, you could lose a significant part of your investment.

Previously, our common stock traded on the New York Stock Exchange (“NYSE”). In November 2015, our common stock stopped trading on the NYSE and commenced trading in the OTC Markets. We cannot assure you that an active or liquid public market for our common stock will continue. In recent years, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market worsens, it could have an adverse effect on the market price of our common stock and impact a potential sale price if holders of our common stock decide to sell their shares.

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

There is a limited trading market for our common stock and there is no guarantee of a liquid public market for you to resell our common shares.

In November 2015, our common stock stopped trading on the NYSE and commenced trading in the OTC Markets. Since then, there has been a limited trading market for our common stock and we expect that may continue for the foreseeable future. We cannot assure you that an active and liquid public market for our common shares will develop. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other assets by using common stock as consideration.

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

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	that a broker or dealer approve a person’s account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and

●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

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

We are Box Ships Inc. We were incorporated under the laws of the Republic of the Marshall Islands on May 19, 2010. We were formed by Paragon Shipping to own and operate containerships and pursue containership acquisition opportunities. We commenced operations upon the consummation of our Initial Public Offering in April 2011. During 2016, due to our failure to comply with certain financial covenants and restrictions contained in our secured loan agreements at such time and due to our failure to continue servicing our debt, we entered into settlement agreements with certain of our lenders for the full and final satisfaction of all amounts outstanding under the relevant loan agreements in exchange for the net sale proceeds of the mortgaged vessels and in relation to the $100 million senior secured loan agreement with ABN AMRO Bank, we entered into an agreement with the lender, pursuant to which we sold the subsidiaries owning the vessels securing the loan and transferred all assets and liabilities to entities affiliated to Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, and we were released from our obligations under the loan agreement in connection therewith. Effective December 1, 2016, we entered into commercial services agreements with ship-owning companies affiliated with Mr. Michael Bodouroglou. We maintain our principal executive offices at 15 Karamanli Avenue, 16673, Voula, Greece. Our telephone number at that address is +30 (210) 891-4600.

Our common and preferred stock trade on the OTCQB and Other OTC Markets under the symbols “TEUFF” and “TEUCF”, respectively.

Effective January 31, 2017, we effectuated a 50-for-1 reverse stock split of our issued and outstanding common shares. The reverse stock split was approved by shareholders at a special meeting of shareholders held on February 12, 2016 and by our Board of Directors on January 4, 2017. The reverse stock split reduced the number of our issued and outstanding common shares and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the stock reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of our common stock as a result of the reverse stock split received the next higher number of whole shares.

As of the date of this annual report, we had issued and outstanding 2,913,370 common shares, warrants to purchase an additional 75,847 of our common shares and 879,833 Series C Preferred Shares. Please refer to "Item 10. Additional Information—A. Share Capital", for a description of our capital stock transactions.

B.	Business Overview

General

We were formed as an international shipping company engaged in the seaborne transportation of containers worldwide. Following the sale of all of our vessels in 2016, we began operations as a commercial management services provider to international shipping companies. If market conditions improve in a manner that is favorable to us, we currently plan to revive our shipping operations.

As of the date of this annual report, we have sold all of our vessels and provide commercial management services to ship-owning companies affiliated with Mr. Michael Bodouroglou.

Management of Our Fleet

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou and provided commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Effective January 2, 2015, we and Allseas mutually agreed to terminate a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial on substantially the same terms. Seacommercial, a Liberian corporation based in Athens, Greece, also controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, provided sale & purchase and charter brokerage services for our fleet. Allseas was still responsible for commercial and technical management of our vessels, which included, among other things, operations and freight collection services, obtaining insurance and finance and accounting functions. Technical management services included, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Allseas also provided commercial and technical management services for Paragon Shipping's fleet.

We believe Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety and that our business benefited through access to the expertise and resources of Allseas.

Agreements with Allseas, Seacommercial, Crewcare, Mone and Venet

For information regarding the agreements with Allseas, Seacommercial, Crewcare, Mone and Venet, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

Following the sale of our vessels, the respective agreements with Allseas, Seacommercial and Crewcare were terminated.

Chartering of Our Fleet

Our chartering policy is to employ any vessels we may acquire in the future on short- to medium-term time charters of one to five years in order to take advantage of stable cash flows and high utilization rates while preserving the flexibility to later capitalize on potentially rising charter rates with longer terms. However, we may opportunistically enter into attractive longer-term charters or short-term time charters with durations of less than one year or, under certain circumstances, our vessels we may acquire may operate on the spot market. We intend to charter any vessels we may acquire in the future to a diversified portfolio of leading liner charterers with staggered re-delivery dates in accordance with our market outlook.

We actively monitor charter rates and vessel operating expenses, as well as the cost of laying-up vessels, in order to selectively employ any vessels we may acquire in the future as market conditions warrant. In market conditions where charter rates may or may not cover the operating costs of a vessel, we may choose to lay-up the vessel with the aim of extending the useful life of the vessel and securing more favorable charter rates when vessel supply and demand are more in balance within the containership market.

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

Our Customers

Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We generally chartered our vessels to counterparties we believed were creditworthy, such as well-established international container liner companies, rather than to more speculative or undercapitalized entities. Members of our executive management team have relationships with a geographically diverse group of container liner companies or their brokers, including many of the world's largest container liner companies, as measured by TEU capacity. We believe that our management team's network of relationships and more generally our Managers' management teams' reputation and experience in the shipping industry will continue to provide competitive employment opportunities for any vessels we may acquire in the future.

During the year ended December 31, 2016, charters with MSC, CMA CGM, Hapag Lloyd and Cheglie Navigation Co., comprised, in the aggregate, 91% of our revenues. Our largest customer was MSC, which comprised approximately 26% of our revenues for the year ended December 31, 2016, followed by CMA CGM, Hapag Lloyd and Chenglie Navigation Co., as set forth below:

Customer	Year ended December 31, 2016
MSC	26%
CMA CGM	24%
Hapag Lloyd	21%
Chenglie Navigation Co.	20%

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

Competition

The containership market is highly competitive and based primarily on supply and demand. We may compete for charters on the basis of price, customer relationships, operating expertise, professional reputation, vessel location and size, age and condition of the vessel. Seacommercial may arrange our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We may compete with other owners of containerships, some of which could charter our vessels as customers and many of which may have more resources than us and operate vessels that may be newer, and therefore more attractive to charterers, than our vessels we may acquire in the future. Ownership of containerships is highly fragmented and is divided among over 600 independent containership owners.

If, in the future, Paragon Shipping becomes the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping will be contractually prohibited from competing with us in the international containership industry. Pursuant to a non-competition agreement we have entered into with Paragon Shipping and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping will be prohibited from acquiring or entering into any charter for containerships without our prior written consent, and we have agreed not to acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

In the future, entities affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer may seek to acquire containerships. One or more of these vessels may be managed by our Managers and may compete with any vessels we may acquire in our fleet. Mr. Bodouroglou and entities affiliated with him, including our Managers, might be faced with conflicts of interest with respect to their own interests and their obligations to us.

Seasonality

The containership market is typically stronger in the spring and autumn in anticipation of increased consumption of consumer products during the holiday and peak seasons. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. As a result, to the extent that we must enter into a new charter or renew an existing charter for a vessel in our fleet we may acquire in the future during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to any vessels we may acquire in the future. The kinds of permits, licenses and certificates required depend upon several factors, including the product transported, the waters in which such vessels may operate, the nationality of the vessel's crew and the age of the vessel. We intend to obtain all permits, licenses and certificates required to operate any vessels we may acquire in the future. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our costs of doing business.

Environmental and Other Regulations

Government regulation may significantly affect the ownership and operation of any vessels we may acquire in the future. We have been and will be subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which any vessels we may acquire may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations may subject vessels we may acquire to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities have required and will require us to obtain permits, licenses, certificates and other authorizations for the operation of vessels we may acquire in the future. Our failure to maintain necessary permits, licenses, certificates or authorizations could require us to incur substantial costs or result in the operation of one or more of any vessels we may acquire being temporarily suspended.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We have been and will continue to be required to maintain operating standards for all such vessels we may acquire in the future that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the future operation of vessels we may acquire will be in substantial compliance with applicable environmental laws and regulations and that vessels we may acquire will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our future operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of vessels we may acquire in the future. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our future profitability.

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

In 2013 the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme (CAS). These amendments became effective on October 1, 2014 and pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments in the future.

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we intend to operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

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

We intend to ensure that any vessels we may acquire in the future will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Ballast Water Management

The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has been ratified following ratification by Finland on September 8, 2016. Finland’s accession brought the total gross tonnage of contracting states above 35%, with 52 total contracting parties, thereby triggering the entry into force of the BWM Convention. The BWM Convention will enter into force on September 8, 2017. The Convention will require all ships in international trade to manage their ballast water and sediments to certain standards, according to a ship-specific ballast water management plan. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The ballast water performance standard will be phased in over a period of time. Most ships will need to install an on-board system to treat ballast water and eliminate unwanted organisms. More than 60 type-approved systems are already available.

Before September 2016, many of the implementation dates in the BWM Convention had already passed, meaning that once the BWM Convention entered into force, the period of installation of mandatory ballast water exchange requirements would have been extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they would be triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, made all vessels constructed before the entry into force date “existing vessels” which allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our future operations.

Safety Management System Requirements

The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that any vessels we may acquire in the future will be in substantial compliance with SOLAS and LL Convention standards.

Our future operations will also subject to environmental standards and requirements under Chapter IX of SOLAS set forth in the ISM Code. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our technical manager have previously developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. It is our intention that any vessels we may acquire in the future will be flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. It is our intention that any vessels we may acquire in the future will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We intend to acquire and maintain protection and indemnity insurance that will cover the liability under the plan adopted by the IMO.

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

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our future operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in certain limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships that carry fuel oil, or bunkers, to power such ships. CERCLA will also apply to our future operations.

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

If we acquire vessels in the future, we intend to acquire and maintain pollution liability coverage insurance in the amount of $1 billion per incident for each vessel. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where vessels we may acquire call.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional legislative or regulatory initiatives, including the raising of liability caps under OPA or more stringent operational requirements. We cannot predict what additional requirements, if any, may be enacted and what effect, if any, such requirements may have on our future operations.

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

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As was the case with our previously owned vessels, if we acquire vessels in the future, we intend to operate in covered port areas that will be equipped with vapor recovery systems that satisfy these existing requirements.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We intend to implement and maintain the various security measures addressed by the MTSA, SOLAS and the ISPS Code as we have done in the past.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. Vessels that we may acquire in the future must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

While we have maintained hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance, loss of hire insurance and freight, demurrage and defense cover for each vessel we have previously owned in amounts that we believed to be prudent to cover normal risks in our operations, we may not be able to achieve this level of coverage for vessels that we may acquire and throughout that vessel's useful life. Furthermore, while we have procured what we consider to be adequate insurance coverage in the past, and we intend to procure a similar level of such insurance if we acquire vessels in the future, not all risks can be insured against, specific claims may not be paid and we may not be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We intend to acquire marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, for all of our vessels that we may acquire in the future. We intend that each our vessels we acquire in the future will be covered up to at least fair market value with deductibles of $125,000 per vessel per incident. We may also maintain increased value coverage for vessels we may acquire in the future. Under this increased value coverage, in the event of total loss of a vessel, we would be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs", which may insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

We may procure protection and indemnity insurance coverage for pollution in the amount of $1.0 billion per vessel per incident. The 13 principal underwriting member P&I Associations that comprise the International Group of P&I Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group of P&I Clubs, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group of P&I Clubs.

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

Overview

We are an international shipping company specializing in the seaborne transportation of containers worldwide and the provision of commercial management services to shipping companies. We commenced operations following the completion of our Initial Public Offering, on April 19, 2011. During 2016, due to our failure to comply with certain financial covenants and restrictions contained in our secured loan agreements at such time and due to our failure to continue servicing our debt, we entered into settlement agreements with certain of our lenders for the full and final satisfaction of all amounts outstanding under the relevant loan agreements in exchange for the net sale proceeds of the mortgaged vessels and in relation to the $100 million senior secured loan agreement with ABN AMRO Bank, we entered into an agreement with the lender, pursuant to which we sold the subsidiaries owning the vessels securing the loan and transferred all assets and liabilities to entities affiliated to Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, and we were released from our obligations under the loan agreement in connection therewith. Effective December 1, 2016, we entered into commercial services agreements with ship-owning companies affiliated with Mr. Michael Bodouroglou.

Vessel Management

Allseas, a Liberian corporation based in Athens, Greece that was formed in 2000 as a ship management company by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, provided commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries.

We entered into separate management agreements with Allseas for each of the vessels in our fleet which provided for: (i) a technical management fee; (ii) a superintendent fee, and (iii) a lump sum fee for pre-delivery services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas" for additional information about these agreements. Following the sale of our vessels, the respective management agreements were terminated.

Effective January 2, 2015, Seacommercial, a Liberian corporation based in Athens, Greece that was formed in 2014 by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, provided sale & purchase and charter brokerage services for our fleet, pursuant to long-term brokerage agreements between Seacommercial and each of our vessel-owning subsidiaries, which were previously provided by Allseas.

We entered into separate brokerage agreements with Seacommercial for each of the vessels in our fleet which provided for: (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Brokerage Agreements with Seacommercial" for additional information about these agreements. Following the sale of our vessels, the respective brokerage agreements were terminated.

Factors Affecting our Results of Operations

We generated all of our revenue from time charters on which we employed our vessels. Our ongoing cash expenses consisted of fees and reimbursements under our management and brokerage agreements, administrative services agreement, accounting services agreement and executive services agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not have any income tax liabilities in the Marshall Islands or Liberia, but may be subject to tax in the United States on revenues derived from voyages that either began or ended in the United States or in Hong Kong on revenues generated by our Hong Kong subsidiaries when their vessels navigated solely or mainly within Hong Kong waters. Please see "Item 10. Additional Information—E. Taxation."

Our financial results were largely driven by the following factors:

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

Our financial results were also affected by our ability to control our fixed and variable expenses, including our ship-management fees, our operating costs, and our general, administrative and other expenses including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lubricants, crew changes and delivery of spare parts.

Time Charter Revenues

Time charter revenues were driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generated revenues and the amount of daily charter hire that our vessels earned under charters. These, in turn, were affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spent positioning our vessels, the amount of time that our vessels spent in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the containership market and other factors affecting the charter rates for our vessels.

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

Voyage Expenses

Voyage expenses, primarily consisted of port, canal, bunker expenses, extra war risk insurance costs and other crew costs reimbursable by the charterers that were unique to a particular charter, were paid for by the charterer under time charter arrangements or by us under voyage charter arrangements, except for commissions, which were always paid for by us, regardless of charter type. In addition, voyage expenses included bunkers consumed during the periods that vessels were in between employment and travelling to and from the dry-docks and were paid for by us. All voyage expenses were expensed as incurred, except for commissions. Commissions were deferred over the related voyage charter period to the extent revenue had been deferred since commissions were earned as our revenues were earned.

Vessel Operating Expenses

Our vessel operating expenses, which were expensed as incurred, included crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding dry-docking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. In addition, vessel operating expenses included amortization of other intangible assets, in relation to manning agreements attached to the purchase agreements of the Box Hong Kong and the Box China, delivered to us in June 2012 and July 2012, respectively. The intangible asset recorded upon delivery of the vessels to us amounted to approximately $3.2 million and was fully amortized in 2015. The amortization for the intangible asset for the years ended December 31, 2014, 2015 and 2016, amounted to approximately $1.1 million, $0.5 million and $0, respectively. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase.

Dry-docking Expenses

We accounted for dry-docking costs using the direct expense method. No dry-docking expenses were incurred in 2016, except for settlement of cases relating to 2015 dry-dockings.

Fees paid under our Management Agreements

We entered into long-term management agreements for each of the vessels in our fleet, pursuant to which Allseas was responsible for all of the commercial and technical management functions of our fleet. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas" for additional information about these agreements.

Depreciation

We depreciated our vessels over their estimated useful lives determined to be approximately 30 years from the date of their initial delivery from the shipyard. Depreciation was computed using the straight-line method, after considering the estimated salvage value. Each vessel's salvage value was equal to the product of its lightweight tonnage and estimated scrap rate. Our depreciation charge is affected by the number of vessels in our fleet, the estimated residual value and can be affected by a change in the useful life.

Impairment of Long-Lived Assets

We reviewed our long-lived assets "held and used" for impairment whenever events or changes in circumstances indicated that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset was less than its carrying amount, we evaluated the asset for an impairment loss. We measured an impairment loss as the difference between the carrying value of the asset and its fair value. In this respect, we regularly reviewed the carrying amount of the vessels in connection with the estimated recoverable amount for each of our vessels.

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

Interest and Finance Costs

We incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries relating to the acquisition of our vessels. We incurred financing costs and we also expect to incur interest expenses under any future credit facilities in connection with debt incurred to finance any future acquisitions, as market conditions warrant.

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

The employment and operation of the vessels requires the following main components:

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

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. Fair value is determined by reference to market data. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate, supported by third party estimates, of charter party agreements with similar characteristics as the time charter assumed for equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue. Such amortization and accretion for the intangible asset and liability for the years ended December 31, 2014, 2015 and 2016 decreased time charter revenues by $4.7 million, $2.9 million and $0.4 million, respectively.

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

The carrying values of our vessels may not represent their fair market values at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event our estimate of the market value of a vessel, as determined in the section above, is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel's carrying value.

The undiscounted projected net operating cash flows for each vessel incorporate various factors, such as estimated future charter rates, utilization rates, estimated scrap values, expected outflows for vessels' dry-docking expenses, vessel operating expenses, assuming an average annual inflation rate of 2% for vessel operating expenses and management fees. The Company determines the charter rates to be used in its impairment analysis, based on the contracted charter rate for the period a vessel is under a charter contract and for the period a vessel is not under a charter contract, the prevailing market charter rates for the first three years and historical average rates from year four and for the remainder of the useful life of the vessel. In respect of the estimated future rates of the first three years for the larger vessels in our fleet, the daily time charter equivalent rate was determined on a pro rata basis, based on TEU capacity, using the computations for 4,400 TEU vessels, as these are the largest vessels for which there is market-available information. The historical rates used for year four onwards were based on the simple ten year historical average of one year time charter rates. These assumptions were based on historical trends as well as future expectations. Although management believed that the assumptions used to evaluate potential impairment were reasonable and appropriate, such assumptions were highly subjective and may be, should we acquire any vessels in the future.

Results of Operations

Fleet Data and Average Daily Results

	BOX SHIPS INC.
FLEET DATA	2014	2015	2016
Average number of vessels (1)	9.00	9.00	7.35
Operating days for the fleet (2)	3,217	3,052	2,054
Number of vessels at end of period	9	9	-
Calendar days for the fleet (3)	3,285	3,285	2,690
Fleet utilization (4)	98%	93%	76%
AVERAGE DAILY RESULTS
Vessel operating expenses (5)	$5,562	$5,038	$4,928
Management fees (6)	$861	$723	$804
General and administrative expenses (7)	$2,202	$1,590	$1,446

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.
(3)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(4)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing operating days by fleet calendar days for the relevant period.

(5)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and amortization of other intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(6)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(7)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

Results of Operations—Box Ships Inc.

Year ended December 31, 2016 compared to the year ended December 31, 2015

Net Revenues

Net revenues mainly represent charter hire earned, net of commissions. Net revenues decreased by 60.3%, to $17.5 million for the year ended December 31, 2016, from $44.0 million for the year ended December 31, 2015, mainly due to the sale of all vessels during 2016. More specifically, the Box Hong Kong and Box China were sold in August 2016, the Box Emma and Box Queen were sold in September 2016 and October 2016, respectively, the Box Voyager, Box Trader and Maule were sold in November 2016 and the Box Kingfish and Box Marlin were sold in December 2016. In addition, our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and increased our net loss for 2016 and 2015 by $0.4 million and $2.9 million, respectively. The decrease in the amortization of above/below market time charters is attributable to the termination of the long-term time charter contracts of Box Hong Kong and Box China in May and June 2015, respectively. Further, net revenues decreased during 2016 due to a significant number of idle days, which were 626 days and 10 off-hire days related to unscheduled repairs and maintenance, for a total of 636 off-hire days. During 2015, we had 128 idle days and 9 off-hire days related to unscheduled repairs and maintenance, along with 96 days due to the dry-dockings of three vessels, for a total of 233 off-hire days.

Voyage Expenses

Voyage expenses for 2016 and 2015 amounted to $2.2 million and $2.3 million, respectively, decreased by $0.1 million mainly due to the decrease in extra war risk insurance costs by $0.4 million due to different ports called and the sale of vessels, offset by the increase in sundry voyage expenses by $0.3 million due to the redelivery of the vessels from their charterers prior to their sale.

Vessels Operating Expenses

Vessels operating expenses for 2016 and 2015 amounted to $13.3 million and $16.5 million, respectively, or $4,928 per vessel per day in 2016 compared to $5,038, per vessel, per day, during 2015. The overall decrease is a result of the decrease in calendar days due to the sale of vessels while the expenses per vessel per day were relatively unchanged. In addition, vessels operating expenses for 2016 and 2015 include the amortization of other intangible assets amounting to $0 and $0.5 million, respectively. The decrease in amortization of other intangible assets is attributable to the termination of charters of Box Hong Kong and Box China with Orient Overseas Container Line Limited (“OOCL”) in May and June 2015, respectively.

Dry-docking Expenses

During 2016, none of the vessels underwent their scheduled dry-docking and any expenses recognized in 2016 related to settlement of 2015 dry-dockings. During 2015, three of our vessels, the Box Hong Kong, Box China and the Box Queen underwent their scheduled dry-dockings, which resulted in 96 off-hire days and expenses amounting to $2.5 million, in aggregate.

Management Fees Charged by a Related Party

Management fees charged by Allseas for each of the years ended December 31, 2016 and 2015 were $2.2 million and $2.4 million, respectively, or $804 per vessel per day and $723 per vessel per day, for 2016 and 2015, respectively, and represent fees in accordance with our management agreements entered into with Allseas for the provision of management and technical services as described above. This fee was charged on a daily basis per vessel and was affected by the number of vessels in our fleet, the number of calendar days during the year, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet and other fixed assets amounted to $7.7 million and $15.1 million for 2016 and 2015, respectively. The decrease is attributable to the sale of vessels, the corresponding decrease in calendar days and the impairment charges recognized during the year which overall reduced the carrying amounts of the vessels and related depreciation prior to their disposal.

General and Administrative Expenses

General and administrative expenses for 2016 and 2015 amounted to $3.9 million and $5.2 million, respectively, or $1,446 per day and $1,590 per day, respectively. The decrease in general and administrative expenses is mainly due to the decrease by $0.5 million in share-based compensation, the decrease by $0.5 million in incentive compensation and the decrease by $0.2 million in professional services fees.

Impairment loss

Impairment loss recognized in all of our vessels during 2016 amounted to $240.0 million. Impairment loss for 2015 amounted to $21.6 million and relates to the vessels Box Hong Kong and Box China. We refer you to "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies."

Loss on Sale of Vessels

The loss on the sale of six out of nine of the vessels in our fleet amounted to $14.8 million during 2016. No loss was recognized on the sale of the remaining three vessels, as those served as collateral to the $100 million senior secured loan with ABN AMRO Bank, for which we entered into an agreement with the lender to transfer full ownership of the subsidiaries owning those vessels to entities affiliated with Mr. Michael Bodouroglou, and we were released from our obligations under the loan agreement in connection therewith. This sale is separately reflected as a gain from deconsolidation of subsidiaries discussed below. We did not recognize a loss on sale of vessels in 2015.

Other Operating (Income) / Expenses, Net

Other operating income in 2016 includes: (a) settlement of insurance claims of $1.7 million, in relation to the Box China and Box Kingfish, (b) special solidarity contribution to the Greek economy of $0.2 million and (c) other operating income of $0.2 million recognized in 2016, due to the partial reversal of the provision recognized in 2014 for damages made in relation to Box Hong Kong. Other operating expenses in 2015 relate to special solidarity contribution to the Greek economy of $0.2 million.

Interest and Finance Costs

Interest and finance costs for 2016 and 2015 amounted to $4.5 million and $5.5 million, respectively, out of which $3.7 million and $4.9 million, respectively, related to the interest incurred on the loans for the vessels and related swap agreements and $0.8 million and $0.6 million, respectively, related to the amortization of financing costs and other financial expenses. The decrease in interest and finance costs is due to the decrease by $1.2 million in interest and swap expenses and the decrease by $0.1 million in amortization of financing costs due to the full and final settlement of our secured loan agreements offset by the increase by $0.3 million in other financial expenses associated mainly with legal fees incurred in relation to the settlement agreements we entered with all of our lenders.

Gain From Debt Extinguishment

During 2016, due to our failure to comply with certain financial covenants and restrictions contained in our secured loan agreements at such time and due to our failure to continue servicing our debt, we entered into settlement agreements with certain of our lenders for the full and final satisfaction of all amounts outstanding under the relevant loan agreements in exchange for the net sale proceeds of the mortgaged vessels, resulting in a gain of $24.7 million. No such gain from debt extinguishment was recognized in 2015.

Gain From Deconsolidation of Subsidiaries

In November 2016, due to our failure to comply with certain financial covenants and restrictions contained in our $100 million senior secured loan agreement with ABN AMRO Bank and due to our failure to continue servicing our debt, we entered into an agreement with the lender, pursuant to which we sold all of the issued and outstanding capital stock of the subsidiaries owning the Box Voyager, Box Trader and Maule to entities affiliated with Mr. Michael Bodouroglou, and we were released from our obligations under the loan agreement in connection therewith. The transaction included the transfer of all assets and liabilities of the companies sold, resulting in a gain from deconsolidation of subsidiaries of $17.9 million. No such gain was recognized in 2015.

Fair Value Change of Warrants

During 2016 and 2015, we recognized a gain of $0.0 million and $0.3 million, respectively, resulting from the valuation of the warrants issued in April 2014 and classified as a liability, as a result of the decline in our share price from $0.16 per share as of December 31, 2015 to $0.5 per share as of December 31, 2016.

Year ended December 31, 2015 compared to the year ended December 31, 2014

Net Revenues

Net revenues represent charter hire earned, net of commissions. Net revenues decreased by 11.7%, to $44.0 million for the year ended December 31, 2015, from $49.9 million for the year ended December 31, 2014, mainly due to the re-chartering of three of our vessels at lower rates compared to 2014. More specifically, the Box Emma earned an average daily rate of approximately $12,300 during 2015, compared to $19,000 per day that the vessel was earning during 2014; the Box Hong Kong and Box China earned a daily rate of approximately $17,240 and $17,760, respectively, during 2015, compared to $26,800 per day that each of these vessels was earning during 2014. In addition, our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and increased our net loss for 2015 and decreased our net income for 2014 by $2.9 million and $4.7 million, respectively. The decrease in the amortization of above/below market time charters is attributable to the termination of the long-term time charter contracts of Box Kingfish, Box Marlin and Box Emma during 2014 and the termination of the time charter contract of Box Hong Kong and Box China in May and June 2015, respectively. In 2016, assuming all other variables are held constant, we expect to recognize amortization for the intangible asset of approximately $0.4 million, which will decrease our revenues accordingly. During 2015, we had 128 idle days and 9 off-hire days related to unscheduled repairs and maintenance, along with 96 days due to the dry-dockings of three vessels, for a total of 233 off-hire days. During 2014, we had 14 idle days and 12 off-hire days related to unscheduled repairs and maintenance, along with 42 days due to the dry-dockings of two vessels, for a total of 68 off-hire days.

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

Our business is capital intensive, and our future success mainly depends on our ability to acquire a high-quality fleet through the acquisition of new containerships. These acquisitions will be principally subject to our expectation of future market conditions, our ability to acquire containerships on favorable terms and our ability to finance such acquisitions. As of December 31, 2016 and 2015, we had cash and cash equivalents of $0.04 million and $5.9 million, respectively, and current and non-current restricted cash of $0.01 million and $8.0 million, respectively.

As of December 31, 2016, we had no debt outstanding. Currently, we have no borrowing capacity. General and administrative expenses are expected to exceed revenues from commercial services agreements which are expected to approximate $140,000 over the next 12 months from the date of issuance of the financial statements resulting in an operating cash deficit. However, we believe that our existing cash and cash equivalents and amounts receivable from Allseas, consisting of funds advanced for the settlement of operating expenses, will be sufficient to meet our general corporate needs for at least the next 12 months, but are not expected to be sufficient to fund the dividend payments under our Series C Preferred Shares. We intend to keep our general and administrative expenses at low levels and if market conditions improve in a manner that is favorable to us, we intend to reorganize our capital and actively seek to secure new vessel acquisitions, by obtaining new equity and debt.

Our primary sources of funds are our operating cash flow, borrowings under our credit facilities and equity provided by our shareholders, while our primary uses of funds are vessels operating expenses and dry-dockings costs, loan principal and interest payments. During the year ended December 31, 2016, our source of capital was the proceeds from the sale of convertible notes. In the event we acquire any vessels in the future, we will rely on additional equity and debt financing alternatives.

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended December 31, 2016 increased by $22.5 million to $9.3 million, compared to $13.2 million net cash from operating activities for the year ended December 31, 2015. This increase was primarily attributable to the decreased revenues due to the sale of vessels. In 2016, our vessels generated positive cash flows from revenues, net of commissions, of $18.1 million, while we paid $27.4 million for expenses, of which $4.1 million relates to the payment of interest on our bank loans. In 2015, our vessels generated positive cash flows from revenues, net of commissions, of $46.2 million, while we paid $33.0 million for expenses, of which $4.9 million relates to the payment of interest on our bank loans.

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

Investing Activities

Net cash from investing activities for the year ended December 31, 2016 was $40.3 million, resulting from the modifications and improvements of $0.1 million performed on vessel Maule, the net sale proceeds of $32.4 million relating to the six vessels sold in 2016 and the release of restricted cash of $8.0 million associated with the termination of the loan agreements and the resulting release of the respective cash deposits.

For the year ended December 31, 2015, there was no cash used in investing activities.

Net cash from investing activities for the year ended December 31, 2014 was $2.0 million, resulting from the amendment in minimum liquidity required to be maintained under our loan agreements.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2016, was $36.8 million. During the year ended December 31, 2016, we repaid $36.7 million of our debt, paid financing costs of $0.1 million, entered into securities purchase agreements, pursuant to which we issued convertible notes, resulting in net proceeds of $0.5 million and made cash payments to our preferred shareholders of $0.5 million.

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

Capital Expenditures

Our capital expenditures during 2016 related to the modifications / improvements performed on vessel Maule. No capital expenditures are anticipated for 2017.

Loan Agreements

$100.0 million senior secured loan agreement with ABN AMRO

On May 6, 2011, we entered into a senior secured loan agreement for a loan of up to $100.0 million, with ABN AMRO, to partially refinance the acquisition of the Box Voyager and Box Trader and to partially finance the acquisition of Maule, referred to herein collectively as the Security Vessels, which we drew in full in May 2011. Under the terms of the loan agreement, the joint and several borrowers are Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., the vessel-owning subsidiaries that owned the Security Vessels, and we were the corporate guarantor. On August 9, 2012, we entered into an amending and restating agreement to reflect the transfer of rights and interest by ABN AMRO in respect of 33.33% and 32% of the total amount of the loan of $100.0 million to HSH Nordbank AG and ITF International Transport Finance Suisse AG, respectively. On August 9, 2013, we entered into the second amending and restating agreement, pursuant to which, certain financial covenants and securities were permanently or temporarily amended and ABN AMRO waived the application of the asset cover for the period commencing on June 28, 2013 and ending on April 1, 2014 ("ABN AMRO Waiver Period"). On November 25, 2014, we entered into a supplemental agreement, pursuant to which, certain financial covenants, undertakings and securities were temporarily amended or waived for the period commencing on April 1, 2014 and ending on June 29, 2015 ("ABN AMRO Second Waiver Period"). On June 25, 2015, we entered into a supplemental agreement, pursuant to which, certain financial covenants, undertakings and securities were temporarily amended or waived for the period commencing on June 30, 2015 and ending on June 29, 2016 ("ABN AMRO Third Waiver Period)". On July 12, 2016, we entered into a supplemental agreement to amend the repayment schedule and waive or amend the application of certain covenants and undertakings. Pursuant to the supplemental agreement, the outstanding amount as of June 30, 2016, of $63.4 million would be repaid by a bullet repayment instalment in May 2017, subject to prepayments to be made out of any excess earnings of the Security Vessels. Effective July 28, 2016, the loan bore interest at LIBOR plus a margin of 3.75%. On November 24, 2016, we entered into an amending and restating agreement, pursuant to which we transferred the ownership of the shares of each of the borrowers to entities affiliated to Mr. Michael Bodouroglou, and we were released from our obligations under the corporate guarantee.

$30.0 million secured loan agreement with Unicredit

On May 17, 2011, we entered into a senior secured loan agreement for a loan of up to $30.0 million with Unicredit to partially finance the acquisition of the Box Queen, which we drew in full in May 2011. Under the terms of the loan agreement, the borrower is Aral Sea Shipping S.A., the vessel-owning subsidiary of the Box Queen, and we are the corporate guarantor. On June 27, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on June 27, 2013 and ending on January 1, 2014 ("Unicredit Waiver Period"), certain financial covenants and the minimum security requirements were amended. On December 17, 2014, we entered into a supplemental agreement to amend the terms of repayment of the loan, the financial covenants and undertakings and the margin. Pursuant to the agreement, during the period commencing on January 1, 2014 and ending on June 30, 2015 ("Unicredit Second Waiver Period"), certain financial covenants were amended. On October 28, 2016, we entered into a settlement and release agreement for the full and final satisfaction of all amounts then outstanding under the loan agreement in exchange for the net sale proceeds of vessel Box Queen.

Two $22.0 million secured loan agreements with Credit Suisse / $31.65 million secured loan agreement with Credit Suisse

On July 12, 2011 and July 18, 2011, we entered into two secured loan agreements with Credit Suisse relating to loans of up to $22.0 million each to partially refinance the cash consideration paid for the Box Marlin and the Box Kingfish, which we drew in full in August 2011. On May 28, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on March 31, 2013 and ending on April 1, 2014 ("Credit Suisse Waiver Period"), certain financial covenants were amended. On November 11, 2014, we entered into a loan agreement for $31.65 million, to refinance in full the then outstanding indebtedness. Pursuant to the loan agreement dated November 11, 2014, the vessel Box Emma was added as security to the loan. On July 1, 2016, we entered into a supplemental agreement to amend the repayment schedule and waive or amend the application of certain covenants and undertakings. Pursuant to the supplemental agreement, we, following the sale of Box Emma deferred all instalments to the maturity of the loan to May 2017. The net sale proceeds along with the minimum liquidity associated with the vessel Box Emma of $0.5 million were used to partially prepay the outstanding loan and the balance of the loan was payable in May 2017. On November 29, 2016, we entered into a settlement and release agreement for the full and final satisfaction of all amounts then outstanding under the loan agreement in exchange for the net sale proceeds of vessels Box Kingfish and Box Marlin.

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

$25.0 million secured loan agreement with ABN AMRO

On June 27, 2012, we entered into a loan agreement with ABN AMRO relating to a loan of up to $25.0 million to partially finance the acquisition of the Box Hong Kong and the Box China, delivered to us on June 25, 2012 and July 5, 2012, respectively. The borrowers under the loan agreement are Triton Shipping Limited and Rosetta Navigation Corp. Limited, the vessel-owning subsidiaries that own the Box Hong Kong and the Box China, respectively, and Box Ships Inc. is the corporate guarantor. On August 9, 2013, we entered into a supplemental agreement, pursuant to which, during the period commencing on June 28, 2013 and ending on April 1, 2014 ("ABN AMRO $25 Million Loan Waiver Period") and for the period thereafter, certain financial, minimum security and other covenants and securities were temporarily or permanently amended, respectively, as specified below. On November 25, 2014, we entered into the second supplemental agreement, pursuant to which, during the period commencing on April 1, 2014 and ending on June 29, 2015 ("ABN AMRO $25 Million Loan Second Waiver Period") certain financial covenants, undertakings and securities were temporarily amended or waived, as specified below. On June 25, 2015, we entered into a supplemental agreement, pursuant to which, the loan repayment schedule was amended and certain financial covenants, undertakings and securities were temporarily amended or waived for the period commencing on June 30, 2015 and ending on June 29, 2016 ("ABN AMRO $25 Million Loan Third Waiver Period"). On July 12, 2016, we entered into a supplemental loan agreement, pursuant to which the excess proceeds from the sale of Box Hong Kong and Box China, following repayment of their outstanding indebtedness, were applied against the $100.0 million senior secured loan agreement with ABN AMRO discussed above. Pursuant to the supplemental agreement, the application of certain covenants and undertakings were waived or amended. Following the sale of Box Hong Kong and Box China in August 2016, the then outstanding amount of $9.0 million was repaid in full and the excess amount of $2.9 million, being the difference between the net sale proceeds and the carrying amount of their then outstanding indebtedness, was applied against the $100.0 million senior secured loan agreement with ABN AMRO.

Interest Rate Swaps

We entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements, discussed above. Following the settlement agreements discussed above, all interest rate swap agreements were terminated.

Convertible Notes

In April and August 2016, we entered into two securities purchase agreements with an unrelated third party, pursuant to which we authorized and issued convertible notes in the aggregate original principal amount of $0.5 million, which were converted in full together with accrued interest into an aggregate of 2,042,527 common shares.

Exchange Agreement

In March 2016, we entered into a securities exchange agreement with an unrelated third party, pursuant to which we exchanged 36,500 Series C Preferred Shares for 244,119 common shares. The Exchange Agreement expired on June 30, 2016.

C. Research and Development, Patents and Licenses

None.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we may be able to realize in the future. Charter hire rates paid for containerships are primarily a function of the underlying balance between vessel supply and demand.

Containership charter rates peaked in 2005 and generally remained strong until the middle of 2008, when the effects of the recent economic crisis began to affect global trade. Rates reversed dramatically and reached historically low levels during 2009. The recovery in China and India positively influenced charter rates in 2010 and the first half of 2011, when the market experienced a moderate recovery during those periods; however, charter rates then declined from the second half of 2011 and have remained well below their long term historical averages due to the combination of increasing containership capacity, the reluctance of liner companies to cull services, a fight for market share between the liner companies and decreasing demand. The charter market deteriorated further in 2016 averaging approximately $5,500 per day for 3,500 TEU and below $5,000 per day for the 4,400 TEU containerships. The existing oversupply in the containership market mainly in the larger sizes is expected to keep the time charter rates under pressure in the short- and long-term periods as well as the box freight rates charged by liner companies to shippers.

The global seaborne container trade grew by an estimated 3.4% in 2016, faster than in 2015, partly driven by improved Mainline trade growth. Box trade growth is expected to accelerate slightly to 4.2% in 2017. In 2016, containership demolition reached a record level of nearly 0.7 million TEU, while deliveries totaled 0.9 million TEU, down 46% year over year in capacity terms. Fleet capacity grew by just 1.2% year over year in 2016 compared with 8.1% in 2015. Fleet growth is expected to accelerate slightly to 3% in 2017 due to rising deliveries, although demolition is expected to remain historically firm which should limit fleet growth to some extent.

Please see "Item 3. Key Information—D. Risk Factors" for a discussion of the material risks inherent in our business. See also "Item 4. Information on the Company—B. Business overview—The Container Shipping Industry" for a discussion of the container shipping industry.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

Contractual Obligations (amounts in thousands of U.S. Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Executive services(1)	$2,500	$500	$1,000	$1,000	$	*
Accounting services(2)	$315	$63	$126	$126	$	*
Total	$2,815	$563	$1,126	$1,126		$-

*	Pursuant to the amended and restated Executive Services and Accounting agreements, dated May 19, 2015, the agreements shall remain in full force and effect, unless terminated in accordance with the provisions of the agreements. These agreements do not have a finite term, however the table above reflects the respective obligations assuming a five-year term.

(1)	Executive services relate to the executive services fee of $0.5 million per annum, effective from January 1, 2017, in connection with the provision of services under the executive services agreement with Allseas and do not include any incentive compensation.

(2)	Accounting services relate to the financial and accounting services fee of €60,000 per annum (or $63,150 using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016, according to Bloomberg), effective from January 1, 2017.

G. Safe Harbor

See the section entitled "Forward-looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our Board of Directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, the vessels in our fleet were managed generally by our Managers, pursuant to separate management agreements, under which our Managers and their affiliates provided to us commercial and technical management services. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Management Agreements with Allseas and Seacommercial" for additional information about these agreements.

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

Name	Age	Position
Michael Bodouroglou	62	Chairman, President, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
George Skrimizeas	51	Chief Operating Officer
Achilleas Stergiou	67	Class A Director
Dimitar Todorov	61	Class B Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, age 62, has served as a director of the Company and our President and Chief Executive Officer since our inception in May 2010 and has served as our Chairman and Class C director since April 2011. Mr. Bodouroglou also serves as our Interim Chief Financial Officer since March 2015. Mr. Bodouroglou also serves as Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Paragon Shipping. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also a member of the Board of the Swedish P&I Club, the Bureau Veritas Regional Hellenic & Black Sea Committee, the Union of Greek Shipowners and the Greek Shipowners Social Welfare Company (Syn-Enosis). Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, member of the Board of the Hellenic Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.

George Skrimizeas, age 51, has been our Chief Operating Officer since July 2013. Mr. Skrimizeas has been general manager of Allseas since May 2006. Mr. Skrimizeas has also been the Chief Operating Officer of Paragon Shipping Inc. since June 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers, Governor of the International Propeller Club - Port of Piraeus, Greece and member of the Business Advisory Committee of the ICMA center Henley Business School in the U.K. (Msc in International Shipping and Finance).

Achilleas Stergiou, age 67, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank's shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the Board of Directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

Dimitar Todorov, age 61, has served as a Class B non-executive director of the Company since April 2011. Since 2003, Mr. Todorov has been the Executive Director and a member of the Board of Directors of Odessos Shiprepair Yard S.A., a shiprepair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship's Machines and Equipment. Mr. Todorov has extensive technical experience and competence in the shiprepair business.

B.	Compensation

Our executive officers and directors and employees of our Managers are eligible to receive awards under the Box Ships Inc. 2011 equity incentive plan, or our 2011 Equity Incentive Plan, described below under "—2011 Equity Incentive Plan." We do not have a retirement plan for our officers or directors.

Executive Compensation

On April 19, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Pursuant to the amended and restated Executive Services Agreement, dated May 19, 2015, the agreement shall remain in full force and effect unless terminated in accordance with the provisions of the agreement, as discussed further below. Allseas is entitled to an executive services fee for provision of services under the agreement, which amounted to $2.2 million per annum and was decreased to $0.5 million per annum as of January 1, 2017. In addition, Allseas is entitled also to incentive compensation, at the discretion of our Board of Directors. The aggregate compensation that was charged by Allseas under the executive services agreement in 2016 was $2.2 million.

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

Compensation of Our Non-employee Directors

For the year ended December 31, 2016, each non-employee director was entitled to directors' fees of $30,000 per annum. In addition, each director is entitled also to incentive compensation, at the discretion of our Board of Directors and is also reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

All restricted shares granted to our non-employee directors will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of the non-employee director's service as a director of the Company without cause (as defined under the 2011 Equity Incentive Plan) or if the non-employee director's service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If the non-employee director voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited.

Compensation of Certain Employees of Our Managers

All restricted shares granted to employees of our Managers will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan), the involuntary termination of the employee's service as an employee of our Managers without cause (as defined under the 2011 Equity Incentive Plan) or if the employee's service is terminated by reason of his death or disability (as defined under our 2011 Equity Incentive Plan). If the employee voluntarily terminates his service or is removed for cause (as defined under our 2011 Equity Incentive Plan), all of his unvested restricted shares will be forfeited.

During 2016, we did not grant restricted stock to any of our directors, executive officers or to the employees of our Managers.

C.	Board Practices

Our Board of Directors consists of the three directors named above. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A director, Mr. Achilleas Stergiou expires at our 2018 annual general meeting of shareholders, the term of our Class B director, Mr. Dimitar Todorov has expired but he remains a director until his successor is appointed at our next annual general meeting of shareholders, and the term of our Class C director, Mr. Michael Bodouroglou, expires at our 2017 annual general meeting of shareholders.

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

Our audit committee consists of Messrs. Todorov and Stergiou, each of whom has been determined by our Board of Directors to be independent under Rule 10A-3 of the Exchange Act. Our Board of Directors has also designated Mr. Stergiou as an "audit committee financial expert," as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Our compensation committee consists of Messrs. Todorov and Stergiou. The compensation committee is responsible for establishing the compensation and benefits of our executive officers and making recommendations to the Board of Directors regarding the compensation of our non-employee directors, reviewing and making recommendations to the Board of Directors regarding our compensation policies, and overseeing our 2011 Equity Incentive Plan described below.

Our nominating and corporate governance committee consists of Messrs. Todorov and Stergiou. The nominating and corporate governance committee is responsible for recommending to the Board of Directors nominees for director and directors for appointment to committees of the Board of Directors, advising the Board of Directors with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws.

Our conflicts committee is comprised of directors who are neither officers nor directors of Paragon Shipping and who do not have a financial interest, including through a family or employment relationship, in any proposed transactions. The conflicts committee is comprised of Messrs. Todorov and Stergiou. The conflicts committee, which we are required to maintain pursuant to the terms of our code of ethics, is intended to provide a mechanism for independent assessment of whether proposed arrangements with Paragon Shipping, Mr. Michael Bodouroglou, and any entity controlled by Mr. Bodouroglou, and their respective affiliates, or proposed modifications to arrangements with Paragon Shipping, Mr. Bodouroglou, any entities controlled by Mr. Bodouroglou and their respective affiliates, are fair and reasonable to us. The Board of Directors is not obligated to seek approval of the conflicts committee on any matter; however, the Board of Directors may submit such proposed arrangements or modifications to the conflicts committee. Please see "Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Review and Approval of Transactions with Related Persons."

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

As of December 31, 2016, 2015 and 2014, we had three, one and one employee, respectively. Allseas provides the services of our executive officers, who report directly to our Board of Directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2016, 2015 and 2014, we had two shoreside executive officers, Mr. Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and Mr. George Skrimizeas, who has been our Chief Operating Officer since July 2013, while Mr. Robert Perri was served as our Chief Financial Officer until March 2015. In addition, Mrs. Maria Stefanou served as our corporate secretary until February 19, 2014 when she was replaced by Mrs. Aikaterini Stoupa.

Allseas was responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our containerships. Allseas subcontracts crewing services relating to our vessels mainly to Crewcare, a company beneficially owned by Mr. Bodouroglou. We believe the streamlining of crewing arrangements ensured that all of our vessels were crewed with experienced crews that had the qualifications and licenses required by international regulations and shipping conventions.

As of December 31, 2016, 2015 and 2014, 0, 212 and 173 people were employed to crew the vessels in our fleet, respectively. We did not experience any material work stoppages due to labor disagreements since we commenced operations in April 2011.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."

2011 Equity Incentive Plan

We adopted our 2011 Equity Incentive Plan, effective upon the closing of our Initial Public Offering, under which our and our affiliates' employees, officers, directors, consultants and service providers are eligible to participate. The plan provides for the award of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock. On February 19, 2013, we amended our 2011 Equity Incentive plan to increase the total number of common shares available for issuance to 40,000.

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

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of common stock available for delivery pursuant to awards granted under the plan is 40,000 shares, as amended in February 2013. As of the date of this annual report, we had 5,940 shares of common stock remaining for issuance under the plan. If any award is forfeited or otherwise terminates or is cancelled without delivery of the shares of common stock, those shares will again be available for grant under the plan. Shares of our common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

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

Non-vested Shares of Common Stock

During 2016, we did not grant restricted stock to any of our directors, executive officers or to the employees of our Managers.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the beneficial ownership of shares of our common stock, as of March 9, 2017, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;
•	each of our executive officers and directors; and
•	all our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 9, 2017, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share of common stock held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Executive Officers and Directors:
Michael Bodouroglou(2)	—	*
George Skrimizeas	—	*
Achilleas Stergiou	—	*
Dimitar Todorov	—	*
Executive Officers and Directors as a Group	—	*

5% Beneficial Owners: NONE

*	Less than 1.0% of our outstanding common stock.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Box Ships Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.

(2)	Mr. Bodouroglou may be deemed to beneficially own shares of our common stock through Neige International, a Marshall Islands corporation controlled by Mr. Bodouroglou. This beneficial ownership includes 26,667 common shares issuable upon the exercise of warrants issued to Neige International in June 2012, which have an exercise price of $387.00 per share and may be exercised at any time on or prior to June 30, 2017 and 4,000 common shares issuable upon the exercise of warrants issued to Neige International in April 2014, which have an exercise price of $132.50 per share and may be exercised at any time on or prior to April 10, 2019. As of March 9, 2017, Mr. Bodouroglou also beneficially owns 23.7% of our outstanding Series C Preferred Shares.

As of March 9, 2017, we had 30 shareholders of record located in the United States, including CEDE & CO., a nominee of The Depository Trust Company.

B.	Related Party Transactions

Management Agreements with Allseas

We entered into separate management agreements with Allseas for each of the vessels in our fleet, pursuant to which Allseas was responsible for the commercial and technical management functions of our fleet. Effective January 2, 2015, we and Allseas mutually agreed to terminate a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial, on substantially similar terms, as discussed further below. Allseas was still responsible for the commercial management which included, among other things, operations and freight collection services, obtaining insurance for our vessels and finance and accounting functions. Technical management services included, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.

Under the terms of the management agreements, Allseas agreed to use its best efforts to provide technical and commercial management services upon our request in a commercially reasonable manner and provided these services directly to us or subcontracted for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remained responsible for any subcontracted services under the management agreements. We agreed to indemnify Allseas for losses it would incur in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas or its employees or agents. Allseas agreed to indemnify us for our losses caused by its gross negligence or willful misconduct.

Each management agreement had an initial term of five years and automatically would renew for additional five-year periods, unless in each case, at least 30 days' advance notice of termination would be given by either party.

Under the management agreements, Allseas was entitled to a technical management fee of €648.28 per vessel, per day (or $682 per vessel, per day using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016 according to Bloomberg), commencing June 1, 2016, paid on a monthly basis in advance, pro rata either for the calendar days these vessels were owned by us if the vessels were second-hand purchases, or from the date of the memorandum of agreement if the vessels were purchased directly from a shipyard. The technical management fee was adjusted annually based on the Eurozone inflation rate. Allseas was also entitled to (i) a superintendent fee of €500 per day (or $526 per day using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016 according to Bloomberg), for each day in excess of five days per calendar year for which a superintendent performed onsite inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement was signed for the purchase of any such vessel until the delivery date.

Under the terms of the management agreements, Allseas was entitled to terminate a particular agreement if any moneys payable under the agreement had not been received within 10 days of such payment having been requested by Allseas or if, after receipt of Allseas objection thereto, we proceeded to employ the vessel subject to the agreement in a trade or in a manner that was, in Allseas opinion, likely to be detrimental to its reputation as a manager or prejudicial to its commercial interest. Under the terms of the management agreements, we were also entitled to terminate a particular agreement if any moneys payable to us under the agreement were not paid or accounted for in full by Allseas or Allseas repeatedly neglected or failed to perform its principal duties to meet its material obligations under the agreement.

In addition, the management agreements might be terminated if (i) we ceased to be the owner of the vessel by reason of a sale thereof; (ii) the vessel became an actual, constructive, compromised or arranged total loss; (iii) the vessel was requisitioned for title or other compulsory acquisition of the vessel occurred, other than requisition for hire; (iv) the vessel was captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and was not subsequently released; (v) either party ceased to carry on its business or the substantial portion of the business, properties or assets of either party was seized or appropriated; or (vi) an order was made against either party by a competent court or other appropriate authority or a resolution was passed for the bankruptcy, dissolution or winding up of a party or for the appointment of a liquidator, manager, receiver or trustee of a party or all or a substantial part of the party's assets, other than for the purposes of amalgamation or re-organization not involving or arising out of insolvency.

Furthermore, the management agreements would be terminated upon a change of control of us. Under the agreements, a change of control meant the occurrence of any of the following:

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

The management agreements provided that unless the agreements were terminated (i) because the vessel was requisitioned for title or other compulsory acquisition of the vessel occurred (other than requisition for hire); (ii) the vessel was captured, seized, detained or confiscated by any government, or persons acting or purporting to act on behalf of any government, and was not subsequently released; or (iii) by reason of default by gross negligence or misconduct of Allseas, the fixed management fee would continue to be paid for a period of 90 days following the termination date to cover the operating and accounting costs of finalizing the vessel's disbursements and demurrage. In addition, in the event of such a termination, the applicable vessel-owning company would be obligated to pay crew support costs for an additional three-month period following the termination date, plus an equitable portion of any management staff redundancy costs that may materialize. Furthermore, in the event the management agreements were terminated upon a change in control, the provisions of the Compensation Agreement between Allseas and Box Ships Inc., described below, would be applied.

The management agreements might not be amended or otherwise modified without the written consent of both parties.

During 2016, we incurred approximately $2.2 million in management fees. During 2015, we incurred approximately $2.4 million in management fees. During 2014, we incurred approximately $2.8 million and $0.7 million in management fees and chartering commissions, respectively. Following the sale of our vessels, the respective management agreements were terminated.

Containerships that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement with Allseas

On September 12, 2012 we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to a sum equal to (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.2 million using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016, according to Bloomberg). Under the agreement, any other form of termination fees or compensation to which Allseas may be entitled at the time of the involuntary termination in respect of the management agreements described above shall become null and void. The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party. On January 2, 2015, the Compensation Agreement was amended and restated to reflect the amended and restated management agreements, discussed above. The provisions contained in the original Compensation Agreement remain unchanged. Following the sale of our vessels, the respective compensation agreement was terminated.

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

Under the agreement, we have agreed to reimburse Allseas on a quarterly basis for all costs and expenses reasonably incurred in connection with the provision of the above services by Allseas, which amounted to approximately $35,000, $31,000 and $35,500 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Our obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by us for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by us without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its annual fee payable under the agreement through the Termination Date (as defined in the agreement); (ii) a compensation equal to three years annual executive services fee; and (iii) 60,000 fully vested shares of our common stock issued cash free on the date of termination. In addition, either party has the option to terminate the agreement within six months following a Change of Control (as defined in the agreement).

Under the agreement, Allseas is entitled to an executive services fee for the provision of services under the agreement, which amounted to $2.2 million per annum as of January 1, 2013. Effective from January 1, 2017, the executive services fee was reduced to $0.5 million per annum. For each of the years ended December 31, 2016, 2015 and 2014, the amount charged by Allseas under the executive services agreement amounted to $2.2 million, which does not include incentive compensation of approximately $0.5 million and $0.7 million, respectively, awarded to Allseas, at the discretion of our Board of Directors, in relation to executive services provided during the years ended December 31, 2015 and 2014, respectively.

Accounting Agreement with Allseas

On September 12, 2012, we entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas was entitled to financial and accounting services fees of €250,000 per annum. Effective from January 1, 2016 the financial and accounting services fees were reduced to €200,000 per annum (or $210,500 using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016 according to Bloomberg), paid quarterly, for the provision of financial and accounting services and $30,000 per vessel, payable quarterly, for the provision of financial reporting services. Effective from January 1, 2017, the financial and accounting services fees were further reduced to €60,000 per annum.

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

For the years ended December 31, 2016, 2015 and 2014, the amounts charged by Allseas under the Accounting Agreement amounted to $0.4 million, $0.5 million and $0.6 million, respectively.

Brokerage Agreement with Seacommercial

On January 2, 2015, we entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. These agreements had an initial term of five years and would automatically extend for successive five year term, unless, in each case, at least 30 days' advance written notice of termination was given by either party. In addition, the agreements could be terminated by either party for cause, as set forth in the agreements, on at least 30 days' advance written notice. The agreements provided for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

For the years ended December 31, 2016 and 2015, the amount charged by Seacommercial under the agreement amounted to $0.2 million and $0.6 million, respectively. Following the sale of our vessels, the respective brokerage agreements were terminated.

Compensation Agreement with Seacommercial

On January 2, 2015, we entered into a Compensation Agreement with Seacommercial, whereby in the event that Seacommercial is involuntarily terminated as the broker of our fleet (including the termination by Seacommercial of the agreements for cause), we shall compensate Seacommercial with an amount equal to the sum of three years of charter brokerage commissions, based on the fleet at the time of termination, provided that Seacommercial will not receive this termination fee in the event that we terminate the agreements with Seacommercial for cause. Following the sale of our vessels, the respective compensation agreement was terminated.

Manning Agreements with Crewcare

Allseas subcontracted crewing services relating to our vessels to Crewcare, a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries entered into separate manning agreements with Crewcare, pursuant to which Crewcare provided manning services for our vessels in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who served on board our vessels and a one-time recruitment fee of $120 per seaman, increased to $140 per seaman, effective from August 1, 2016. In addition, the agreements also provided for a fee of $30 per seaman for in-house training, increased to $50 per seaman, effective from August 1, 2016 and a fee of $50 per seaman for extra in-house training. The fees payable under the agreements were subject to the review and mutual agreement by Allseas and Crewcare in January of each year.

In October 2013, pursuant to a cadetship program agreement, Crewcare, at its own cost, was responsible for recruiting and training cadets to be assigned to the vessels. These services were provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for his one year training. The agreement had an initial term of one year with the option to renew for one more year by mutual agreement, unless, at least thirty days' advance notice of termination was given by either party.

For the years ended December 31, 2016, 2015 and 2014, the amounts charged by Crewcare under the manning and cadetship program agreements amounted to approximately $0.2 million, $0.4 million and $0.4 million, respectively. Following the sale of our vessels, the respective manning and cadetship program agreements were terminated.

Commercial Services Agreements

On December 1, 2016, we entered into commercial services agreements with Mone Shipping Co. (“Mone”) and Venet Shipping Co. (“Venet”), which are each the owner of a drybulk vessel and are beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause on at least 30 days advance written notice. The agreements provide for (i) a chartering commission equal to 2% of the gross freight, demurrage and charter hire collected from the employment of the vessels owned by Mone and Venet; and (ii) a sale & purchase commission equal to 1% calculated on the price as stated in the relevant memorandum of each agreement for any vessel bought or sold on behalf of Mone and Venet.

For the year ended December 31, 2016, the amount we charged Mone and Venet under the commercial services agreements amounted to $0.01 million.

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

Business Opportunities

Paragon Shipping and we have agreed that if Paragon Shipping becomes the holder of more than 5% of the total issued and outstanding shares of our common stock and Mr. Michael Bodouroglou is a director or executive officer of both Paragon Shipping and our Company, Paragon Shipping will not acquire or enter into any charter for containerships and we will not acquire or enter into any charter for drybulk carriers of which it, they or we become aware.

Amendments

The portions of our agreement with Paragon Shipping that relate to conflicts of interest with Paragon Shipping may not be amended without the prior approval of the conflicts committee of our Board of Directors if the proposed amendment will, in the reasonable discretion of our Board of Directors, adversely affect holders of our common stock.

Termination

If Paragon Shipping no longer beneficially owns shares representing at least 5% of the total issued and outstanding shares of our common stock and Mr. Michael Bodouroglou is no longer a director or executive officer of both Paragon Shipping and our Company, then this agreement with respect to the obligations of Paragon Shipping is not effective.

Transactions with Neige International

On April 15, 2014, as discussed under "Item 10. Additional Information—A. Share Capital—Share History", we issued and sold 10,000 Units to Neige International in a concurrent private placement at a purchase price of $102.5 per Unit and warrants to purchase 4,000 common shares exercisable at any time until April 10, 2019, at an exercise price of $132.5 per share, pursuant to a share purchase agreement, dated April 10, 2014, by and between Box Ships Inc. and Neige International.

Transactions with Entities Affiliated with Mr. Michael Bodouroglou

On November 24, 2016 (the “Closing Date”), we (the “Seller”) sold of all of the issued and outstanding capital stock of the companies owning the vessels Box Voyager, Box Trader and Maule at a sale price of $0.50 per company to entities affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou (the “Buyer”). The transaction included the transfer of all assets and liabilities of the companies sold. Pursuant to the share purchase agreement the Buyer granted to the Seller a right to buy back the shares (“Call Option”) at the same consideration for a period of 90 days from the Closing Date, subject to lender’s approval and reimbursement by the Seller of all payments and/or repayments under the loan agreement (including but not limited to any principal and accrued interest) from the Closing Date until the Call Option date.

The transaction occurred following the difficulties we experienced to serve our debt obligations under the $100 million loan agreement with ABN AMRO Bank N.V. In November 2016, a special committee consisting of our independent directors (“Special Committee”) was established to evaluate the potential transfer of ownership of the companies owning the vessels Box Voyager, Box Trader and Maule to entities affiliated with Mr. Michael Bodouroglou. The Special Committee determined it was in the best interest of us and our shareholders to sell the vessel-owning subsidiaries to entities controlled by Mr. Michael Bodouroglou, and we were released from our obligations under the loan agreement in connection therewith.

Office Lease

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. The term of the lease is for one year and will expire on May 31, 2017, unless the lease is renewed. The monthly lease payment is €3,000 (or $3,158 using an exchange rate of $1.0525:€1.00, the U.S. dollar/Euro exchange rate as of December 30, 2016, according to Bloomberg), plus 3.6% tax, and will adjust thereafter annually for increases in inflation. For the years ended December 31, 2016, 2015 and 2014, we were charged approximately $33,000, $21,000 and $25,000, respectively, in rental payments under the lease agreement.

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

Until early 2014, we paid quarterly dividends to holders of our common stock. We have an obligation to make dividend payments to holders of our Series C Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, issued in 2013, which rank prior to our common stock with respect to, among other things, dividends. We continued to make dividend payments to the holders of our Series C Preferred Shares through 2015, with the last payment made in January 2016 in relation to the fourth quarter of 2015, however, we did not make the quarterly payments thereafter. At this time, we do not anticipate making dividend payments on our common stock for the foreseeable future, and will only make dividend payments to the holders of our Series C Preferred Shares if our liquidity position permits.

The following table illustrates the dividends we have paid in respect of our common stock:

For the Quarter ended:	Dividend per common share:
September 30, 2013	$3.00
June 30, 2013	$6.00
March 31, 2013	$6.00
December 31, 2012	$11.00
September 30, 2012	$11.00
June 30, 2012	$13.00
March 31, 2012	$15.00
December 31, 2011	$15.00
September 30, 2011	$15.00
June 30, 2011	$7.50

The declaration and payment of any dividend on our common stock will be determined at the sole discretion of our Board of Directors, and we cannot assure you that we will reinstate our policy to pay dividends in the near future, or at all. We have a limited operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock in the future. In addition, during 2016, due to our failure to comply with certain financial covenants and restrictions contained in our secured loan agreements at such time and due to our failure to continue servicing our debt, we entered into settlement agreements with certain of our lenders for the full and final satisfaction of all amounts outstanding under the relevant loan agreements in exchange for the net sale proceeds of the mortgaged vessels and in relation to the $100 million senior secured loan agreement with ABN AMRO Bank, we entered into an agreement with the lender, pursuant to which we sold the subsidiaries owning the vessels securing the loan and transferred all assets and liabilities to entities affiliated to Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, and we were released from our obligations under the loan agreement in connection therewith. Currently, our only source of income is the fees under the commercial services agreements we entered into on December 1, 2016. We have used in the past, and may use in the future, a portion of our cash reserves, in addition to our operating cash flows, to fund quarterly dividend payments, which reduces our cash position and is only sustainable to the extent cash is available.

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

Our ability to make distributions to our shareholders will also depend upon the performance of our current and future wholly-owned subsidiaries through which we may operate vessels in the future and whether or not they are able to generate sufficient cash so as to allow for the distribution of funds to us. The ability of our future vessel-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of any future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

Our Board of Directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay quarterly dividends owed to the holders of our Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation. Cumulative dividends on our Series C Preferred Shares accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share, subject to increase upon the occurrence of certain events, and are payable on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2013, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. For additional information about our Series C Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein. In addition, any ability to pay dividends to holders of our common shares will be subject to the provisions of Marshall Islands law as well as the other limitations.

We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would not constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would not, with respect to such dividend payments, be subject to the preferential U.S. federal income tax rates applicable to long-term capital gains. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of any dividend payments.

B.	Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

Between April 14, 2011 and November 17, 2015, our common stock was trading on the NYSE under the symbol "TEU". On November 18, 2015, it commenced trading on OTCQX and since January 3, 2017 it is trading on OTCQB under the symbol "TEUFF".

The table below sets forth the low and high closing prices for each of the periods indicated for our common stock.

For the Fiscal Year Ended	Low	High
December 31, 2012	$200.50	$487.00
December 31, 2013	$143.00	$308.50
December 31, 2014	$33.50	$166.00
December 31, 2015	$7.50	$53.00
December 31, 2016	$0.50	$9.50

For the Quarter Ended	Low	High
March 31, 2015	$36.50	$49.50
June 30, 2015	$42.00	$53.00
September 30, 2015	$23.00	$50.00
December 31, 2015	$7.50	$28.50
March 31, 2016	$4.00	$9.50
June 30, 2016	$0.50	$4.00
September 30, 2016	$0.50	$2.00
December 31, 2016	$0.50	$1.00

For the Month	Low	High
September 2016	$1.00	$1.50
October 2016	$0.50	$1.00
November 2016	$0.50	$1.00
December 2016	$0.50	$0.50
January 2017	$0.36	$0.50
February 2017	$0.35	$0.51
March 1, 2017 to March 10, 2017	$0.36	$0.41

Item 10.	Additional Information

A.	Share Capital

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

All of our shares of stock are in registered form. As of December 31, 2016, we had issued and outstanding 2,912,257 common shares, warrants to purchase an additional 75,847 shares of our common stock and 879,333 Series C Preferred Shares. See "—Share History" and, for a description of the warrants and Series C Preferred Shares, see "—B. Memorandum and Articles of Association." In addition, as of the date of this annual report, we have reserved for issuance an additional 5,940 shares of common stock under our 2011 Equity Incentive Plan.

Share History

On April 15, 2014, we completed the public offering of 100,000 Units at a public offering price of $102.50 per Unit. Neige International, in a concurrent private placement, purchased directly from us 10,000 Units at the public offering price. Additionally, a portion of the over-allotment option was exercised for 12,950 warrants at a price of $0.50 per warrant. The warrants have an exercise price of $132.50 per share and are exercisable immediately upon issuance, and will expire on April 10, 2019. The proceeds from the offering and the concurrent private placement, after underwriting discounts and commissions were $10.6 million.

On November 10, 2014, we granted under our 2011 Equity Incentive Plan 6,000 shares of our restricted common stock to Mr. Bodouroglou and 200 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $45.50 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2015.

On February 26, 2015, we granted under our 2011 Equity Incentive Plan 1,400 shares of our restricted common stock to certain employees of our Managers, with such restricted shares being valued at $42.25 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2015.

On March 17, 2015, we granted under our 2011 Equity Incentive Plan 600 shares of our restricted common stock to our executive officers, with such restricted shares being valued at $41.75 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2015.

On December 15, 2015, we granted under our 2011 Equity Incentive Plan 4,000 shares of our restricted common stock to Mr. Bodouroglou and 400 shares of our restricted common stock to each of our non-executive directors, with such restricted shares being valued at $9.25 per share. All such restricted shares will vest ratably in annual instalments over a two-year period commencing on December 31, 2016.

During the fourth quarter of 2015, under the share repurchase program, we repurchased 4,164 shares of our common stock, which were cancelled in January 2016.

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

On March 3, 2016, we entered into a securities exchange agreement (the “Exchange Agreement”) with an unrelated third party (the “Buyer”). The Buyer purchased, from time to time, shares of our Series C Preferred Shares, with an aggregate purchase price of up to $350,000. We agreed with the Buyer to exchange any of such Series C Preferred Shares for a number of shares of our Common Stock pursuant to a formula set forth in the Exchange Agreement. The Exchange Agreement expired on June 30, 2016 and we exchanged 36,500 Series C Preferred Shares for 244,119 common shares.

In April and August 2016, we entered into two securities purchase agreements with an unrelated third party, pursuant to which we authorized and issued convertible notes in the aggregate original principal amount of $0.5 million, which was converted into 2,042,527 common shares.

Effective January 31, 2017, we effectuated a 50-for-1 reverse stock split of our issued and outstanding common shares. The reverse stock split was approved by shareholders at a special meeting of shareholders held on February 12, 2016 and by our Board of Directors on January 4, 2017. The reverse stock split reduced the number of our issued and outstanding common shares and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of our common stock as a result of the reverse stock split received the next higher number of whole shares.

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

Description of Neige International Warrants under the Private Offering

As of the date of this annual report, we had outstanding warrants to purchase 26,667 shares of our common stock, which were issued to Neige International in connection with the Private Offering. The warrants are exercisable in cash at any time on or prior to June 30, 2017, or the Expiration Date, at a price of $387.00 per share, or the Exercise Price. The Exercise Price and the number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event we pay a stock dividend or if there is a recapitalization, reorganization, merger or consolidation of us. The warrants may be exercised upon surrender of the warrant certificate on or prior to the Expiration Date at the offices of the Company or the warrant agent, with the exercise form attached to the warrant, accompanied by full payment of the Exercise Price, in cash, by certified check or cashier's check payable to us or by wire transfer in immediately available funds to an account specified by us, for the number of warrants being exercised. Holders of the warrants do not have the rights or privileges of holders of our common stock nor do they have any voting rights until they exercise their warrants and receive shares of common stock therefor. After the issuance of the common stock upon exercise of the warrants, each holder will be entitled to one vote for each share of common stock held of record on all matters to be voted on by shareholders. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the shares of common stock to be issued to the holder of the warrants.

Description of Neige International Warrants under the Units Offering

As of the date of this annual report, we had outstanding warrants to purchase 4,000 shares of our common stock, which were issued to Neige International in a concurrent private placement in connection with the Units offering in April 2014. The warrants have an exercise price of $132.50 per share and are exercisable immediately upon issuance, and will expire on April 10, 2019.

Stockholders Rights Agreement

General

We have adopted a stockholders rights plan. Each share of our common stock includes one right, or, collectively, the rights, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $4,500.00 per unit, subject to specified adjustments. The rights were issued pursuant to a Stockholders Rights Agreement between us and Computershare Trust Company, N.A., as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

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

United States Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S Holders, each as defined below, of shares of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (“the Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Taxation of Operating Income: In General

As a foreign corporation to the United States, our operating income generally is taxable in the United States if it is effectively connected with the conduct of a trade or business in the United States. In order to be effectively connected with the conduct of a trade or business in the United States, operating income must be from sources within the United States. The income we derive from providing management services is not derived from sources within the United States. Our management services are provided to companies operating outside the United States and consist of services performed outside the United States. Accordingly, we do not believe that we would be taxable in the United States on our general operating income. Special rules apply to shipping income and these are discussed below.

Taxation of Shipping Income

In the event that we derive income from the conduct of shipping operations, the taxation of such income in the United States is subject to the rules set forth below.

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

As discussed below, for the 2016 taxable year, we believe that we satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, our common shares were primarily and regularly traded on established securities markets in the United States and we intend to take this position on our U.S. federal income tax return.

The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During the 2016 taxable year, shares of our common stock were "primarily traded" on the established securities markets in the United States.

Under the regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since, all of our shares of common stock are listed on the OTCQB, we believe that we satisfy the listing threshold.

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

For our 2016 taxable year, we do not believe that we were subject to the 5% Override Rule and therefore, we believe that we satisfied the Publicly-Traded Test. However, in any future taxable year, it is possible that our 5% Shareholders may own 50% or more of our common stock. Therefore, we may be subject to the 5% Override Rule for such year unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

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

Distributions

Subject to the discussion of the passive foreign investment company (“PFIC”), rules below, distributions made by us with respect to our common stock (other than certain pro-rata distributions of our common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his shares of our common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder will not be treated as "qualified dividend income" taxable at preferential tax rates (to certain U.S. Holders such as individuals and certain trusts) because our shares of common stock presently trade only on the OTCQB, which is not an established securities market for purposes of the qualified dividend income rule. Therefore, any dividends paid by us will be taxed as ordinary dividend income to a U.S. Holder.

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

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares of our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the “income test” ; or
•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the “asset test”.

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

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated as a PFIC for any future taxable year. However, our status as a PFIC will depend in part upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities (whether conducted directly or through participation in a pool) of us or any of our wholly-owned subsidiaries as services income, rather than rental income. Since we are taking the position that such income should not constitute passive income, we are also taking the position that any assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in the performance of bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

We believe there is substantial legal authority supporting our position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position.

Our status as a PFIC could also depend on our activities at times that we do not own any shipping assets and are not in the shipping business. For example, if most of our assets were not used in the conduct of a business operation, but were investment-type assets earning passive income, and we had very little management services income at the time, our passive assets might equal or exceed 50% of our total assets and/or our passive income might equal or exceed 75% of our total income, which would make us a PFIC and make our shareholders subject to the PFIC taxation rules. We do not expect such circumstances to arise and, if they did, we would not in any event expect our passive income to be substantial.

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

Taxation of U.S. Holders Making a "Mark-to-Market" Election

As an alternative to making a QEF election, if we were to be treated as a PFIC for any taxable year and, as is expected to be the case, our common stock were treated as "marketable stock," then a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the shares of our common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the shares of our common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount of mark-to-market income previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his shares of our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares of common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. (The mark-to-market election may not be available with respect to any PFIC income generated by our subsidiaries, with the result that a subsidiary’s income may be subject to adverse tax consequences under the PFIC rules even though, due to a mark-to-market election, our own income is not – an anomaly that the IRS recognizes but has not yet resolved.)

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

U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their obligations to file Form 8938.

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

Interest Rate Risk

The international containership industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. We entered into interest rate swap agreements in order to hedge a portion of our variable interest rate exposure. For more information about our interest rate swap agreements, please refer to Note 10 in our consolidated financial statements included at the end of this annual report. Our interest rate swaps were terminated following the settlement agreements we entered into during 2016 with all of our lenders. Certain of our interest rate swaps qualified for hedge accounting and subsequent changes in their fair market value at the end of every period and the resulting unrealized gains / (losses) during the period were recorded in Other Comprehensive Income / (Loss) in the Statement of Stockholders' Equity. The fair value changes of the interest rate swaps that did not qualify for hedge accounting were recognized in the statement of comprehensive income / (loss).

As an indication of the extent of our sensitivity to interest rates changes based upon our debt level, an increase or decrease of 50 basis points in the LIBOR interest rates and all other variables held constant would have resulted in a respective increase or decrease in interest expense by approximately $0.3 million and $0.4 million, for the years ended December 31, 2016 and 2015, respectively.

Currency and Exchange Rates Risk

For the years ended December 31, 2016 and 2015, we generated all of our revenues in U.S. dollars and incurred approximately 24% and 25%, respectively, of our expenses in currencies other than U.S. dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2016 and 2015 in currencies other than U.S. dollars, would be approximately $0.5 million and $0.7 million, respectively.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

In March 2016, our Board of Directors decided not to proceed with the dividend payment on our Series C Preferred Shares for the first quarter of 2016, in order to preserve our liquidity. As of the date of this annual report, our liquidity position does not permit the payment of dividends to the holders of our Series C Preferred Shares.

As of December 31, 2016, we were not in compliance with the net worth covenant requiring us to maintain a net worth to preferred stock ratio of not less than 1.50 as provided in the Statement of Designation of the Rights, Preferences and Privileges of the Series C Preferred Shares. In accordance with the terms of our Series C Preferred Shares, we must regain compliance with the net worth covenant within 120 days. Upon occurrence of a Covenant Default, the dividend rate shall increase to a number that is 1.25 times the dividend rate payable on the day immediately preceding the date of such default and shall continue to increase until no default exists, but in no event dividends shall accrue at a rate greater than 25% per annum. In the event we experience a Dividend Payment Default, such holders shall have the right to elect two (2) members to our Board of Directors. This right shall continue until such time as all dividends accumulated and in arrears on the Series C Preferred Shares shall have been paid in full, at which time such right shall terminate. In addition, the dividend rate shall increase to a number that is 1.25 times the dividend rate payable on the day immediately preceding the date of such default and shall continue to increase until no default exists, but in no event dividends shall accrue at a rate greater than 25% per annum, without duplication if more than one default has occurred. For additional information about our Series C Preferred Shares, please see the section entitled "Description of Registrant's Securities to be Registered" of our registration statement on Form 8-A filed with the Commission on July 26, 2013 and incorporated by reference herein.

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

In addition, as of the date of this annual report, we had issued and outstanding 879,833 Series C Preferred Shares, which rank prior to our common stock with respect to dividends, distributions and payments upon liquidation.  See "Item 10. Additional Information—B. Memorandum and Articles of Association."

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

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2016.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control—Integrated Framework (2013 Framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2016 is effective.

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

Our audit committee is comprised of Messrs. Achilleas Stergiou and Dimitar Todorov. Our Board of Directors has designated Achilleas Stergiou as an "audit committee financial expert" as such term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our Board of Directors has also determined Mr. Stergiou to be independent under Rule 10A-3 of the Exchange Act and the NYSE independence rules.

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

Our principal accountants, Deloitte, an independent registered public accounting firm and member of Deloitte Certified Public Accountants S.A., have billed us for audit, audit-related and non-audit services as follows:

(amounts in U.S. Dollars)	2015	2016
Audit fees	$335,779	$129,765
Total Fees	$335,779	$129,765

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See "Item 18. Financial Statements."

Item 18.	Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Box Ships Inc., incorporated by reference to exhibit 1.1 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.2	Amended and Restated Bylaws of Box Ships Inc., incorporated by reference to exhibit 1.2 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Box Ships Inc., incorporated by reference to exhibit 1.3 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.4	Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 2 to Box Ships Inc.'s Report on Form 6-K, filed with the SEC on June 13, 2012.

1.5	Statement of Designation of the Rights, Preferences and Privileges of 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 1.5 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on January 26, 2017, incorporated by reference to exhibit 3.01 to Box Ships Inc.’s Current Report on Form 6-K, filed with the SEC on January 30, 2017.

2.1	Form of Common Stock Certificate, incorporated by reference to exhibit 4.1 to Box Ships Inc.'s Registration Statement on Form F-1 (File No. 333-173280), filed with the SEC on April 4, 2011.

2.2	Form of Warrant, incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Current Report on Form 6-K, filed with the SEC on April 11, 2014.

4.1	Administrative Services Agreement between Box Ships Inc. and Allseas Marine S.A., incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.2	Stockholders Rights Agreement between Box Ships Inc. and Computershare Trust Company N.A., incorporated by reference to exhibit 4.9 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.3	Box Ships Inc. 2011 Equity Incentive Plan, incorporated by reference to exhibit 4.10 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.4	Box Ships Inc. First Amended and Restated 2011 Equity Incentive Plan incorporated by reference to exhibit 4.22 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.5	Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to exhibit 4.11 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.6	Manning Agreement, dated May 17, 2011, between Allseas Marine S.A. and Crewcare Inc., incorporated by reference to exhibit 4.30 to Box Ships Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.7	Manning Agreement, dated July 14, 2011, between Lawry Shipping Ltd. and Crewcare Inc., incorporated by reference to exhibit 4.31 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.8	Manning Agreement, dated April 20, 2011, between Amorita Development Inc. and Crewcare Inc., incorporated by reference to exhibit 4.32 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.9	Manning Agreement, dated April 19, 2011, between Efploias Shipping Co. and Crewcare Inc., incorporated by reference to exhibit 4.33 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.10	Manning Agreement, dated April 19, 2011, between Polyaristi Navigation Co. and Crewcare Inc., incorporated by reference to exhibit 4.34 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.11	Manning Agreement, dated May 11, 2011, between Tacita Oceanway Carrier Co. and Crewcare Inc., incorporated by reference to exhibit 4.35 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.12	Manning Agreement, dated May 11, 2011, between Alaqua Marine Limited and Crewcare Inc., incorporated by reference to exhibit 4.36 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.13	Manning Agreement, dated April 20, 2011, between Aral Sea Shipping S.A. and Crewcare Inc., incorporated by reference to exhibit 4.37 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.14	Lease agreement between Box Ships Inc. and Granitis Glyfada Real Estate Ltd., incorporated by reference to exhibit 4.38 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.15	Share Purchase Agreement with Neige International, dated April 10, 2014 incorporated by reference to exhibit 4.71 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 23, 2015.

4.16	Form of Amended and Restated Management Agreement, dated January 2, 2015, between Allseas Marine S.A. and the Company’s various subsidiaries. Incorporated by reference to exhibit 4.34 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.17	Form of Brokerage Agreement, dated January 2, 2015, between Seacommercial Shipping Services S.A. and the Company’s various subsidiaries. Incorporated by reference to exhibit 4.35 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.18	Amended and Restated Compensation Agreement, dated January 2, 2015, between Box Ships Inc. and Allseas Marine S.A. Incorporated by reference to exhibit 4.36 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.19	Compensation Agreement, dated January 2, 2015, between Box Ships Inc. and Seacommercial Shipping Services S.A. Incorporated by reference to exhibit 4.37 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.20	Amended and Restated Executive Services Agreement, dated May 19, 2015, between Box Ships Inc. and Allseas Marine S.A. Incorporated by reference to exhibit 4.38 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.21	Amended and Restated Accounting Agreement, dated May 19, 2015, between Box Ships Inc. and Allseas Marine S.A. Incorporated by reference to exhibit 4.39 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.22	Supplemental Agreement relating to a loan facility of up to $100,000,000 between Polyaristi Navigation, Efploias Shipping Co and Amorita Development as Borrowers and ABN, dated June 25, 2015. Incorporated by reference to exhibit 4.40 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.23	Supplemental Agreement relating to a loan facility up to $25,000,000 between Rosetta Navigation Corp. Limited and Triton Shipping Limited as Borrowers and ABN, dated June 25, 2015. Incorporated by reference to exhibit 4.41 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.24	Form of Securities Exchange Agreement, dated March 3, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on March 4, 2016.

4.25	Form of Securities Exchange Agreement, dated April 7, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 8, 2016.

4.26	Form of Convertible Note, dated April 7, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 8, 2016.

4.27	Form of First Supplemental Letter, dated May 6, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.

4.28	Form of Second Supplemental Letter, dated May 20, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.

4.29	Form of First Deferral Letter, dated June 7, 2016, by and between the Box Ships Inc. and Credit Suisse AG

4.30	Form of Third Supplemental Letter, dated June 13, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.

4.31	Form of Second Deferral Letter, dated June 15, 2016, by and between the Box Ships Inc. and Credit Suisse AG

4.32	Form of Fourth Supplemental Letter, dated June 24, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.

4.33	Form of Deferral Letter, dated June 30, 2016, by and between the Box Ships Inc. and Credit Suisse AG

4.34	Form of Addendum 1 to the Amended and Restated Accounting Agreement, dated July 1, 2016, by and between Box Ships Inc. and Allseas Marine S.A.

4.35	Form of Supplemental Agreement, dated July 1, 2016, by and between the Company and Credit Suisse AG.

4.36	Form of Fourth Supplemental Letter, dated July 8, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.

4.37	Form of Fourth Supplemental Agreement relating to a loan facility up to $25,000,000 between Rosetta Navigation Corp. Limited and Triton Shipping Limited as Borrowers and ABN, dated July 12, 2016.

4.38	Form of Third Supplemental Agreement relating to a loan facility of up to $100,000,000 between Polyaristi Navigation, Efploias Shipping Co and Amorita Development as Borrowers and ABN, dated July 12, 2016.

4.39	Form of Securities Purchase Agreement, dated August 5, 2016, by and between the Company and the Investor, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on August 5, 2016.

4.40	Form of Convertible Note, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on August 5, 2016.

4.41	Form of First Supplemental Letter, dated September 15, 2016, by and between Box Ships Inc. and Credit Suisse AG

4.42	Form of Settlement Agreement, dated October 28, 2016, by and among Aral Sea Shipping S.A., the Company, Allseas Marine S.A. and UniCredit Bank AG, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on November 16, 2016.

4.43	Form of Third Amending and Restating Agreement, dated November 24, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks, and Azul Shipping Co., Mist Shipping Co. and Great Wave Shipping Co., as shareholders, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on November 30, 2016.

4.44	Form of Share Purchase Agreement, dated November 24, 2016, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on November 30, 2016.

4.45	Form of Settlement and Release Agreement, dated November 29, 2016, by and among the Company, Tacita Oceanway Carrier, Alaqua Marine Limited and Credit Suisse AG, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on December 20, 2016.

8.1	Subsidiaries of Box Ships Inc.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2016; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and (v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

Dated: March 13, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Box Ships, Inc.

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Box Ships Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income/ (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Box Ships Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s recurring losses from operations and expected cash deficit to be generated from operating activities raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 3 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Athens, Greece

March 13, 2017

BOX SHIPS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in United States Dollars, except for share data)

	Notes	December 31, 2015	December 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$5,873,122	$36,764
Restricted cash		7,990,000	-
Trade receivables, net		777,979	-
Prepaid expenses and other receivables		1,178,375	112,633
Due from related parties	4	3,322,946	2,712,303
Inventories		1,844,306	-
Interest rate swaps	10	38,193	-
Total current assets		21,024,921	2,861,700

FIXED ASSETS:
Vessels, net	6	334,236,238	-
Other fixed assets, net	6	42,416	-
Total fixed assets		334,278,654	-

OTHER NON-CURRENT ASSETS:
Intangible assets, net	7	446,401	-
Other assets, net		4,005	4,005
Restricted cash		10,000	10,000

Total Assets		$355,763,981	$2,875,705

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable		$1,313,768	$247,423
Accrued expenses	8	2,127,536	320,016
Interest rate swaps	10	42,479	-
Due to related parties	4	443,939	68,149
Deferred income		364,217	-
Current portion of long-term debt	9	122,763,076	-
Dividends on preferred shares payable	11	515,437	1,994,812
Total current liabilities		127,570,452	2,630,400

LONG-TERM LIABILITIES:
Warrant liability	10	3,388	960
Total long-term liabilities		3,388	960

Total liabilities		127,573,840	2,631,360

COMMITMENTS AND CONTINGENCIES	19

STOCKHOLDERS' EQUITY:
Common stock, par value $0.01; 475,000,000 shares authorized; 629,775 and 2,912,257 shares issued and 625,611 and 2,912,257 shares outstanding at December 31, 2015 and 2016, respectively	11	6,298	29,123
Preferred stock, par value $0.01; 25,000,000 shares authorized, of which:	11
Series A Participating Preferred Stock: 1,000,000 designated, none issued and outstanding		-	-
Series B Preferred Shares: 2,500,000 designated, none issued and outstanding		-	-
Series B-1 Preferred Shares: 2,500,000 designated, none issued and outstanding		-	-
Series C Preferred Shares: 2,500,000 designated, 916,333 and 879,833 shares issued and outstanding at December 31, 2015 and 2016, respectively		9,163	8,798
Additional paid-in capital	11	250,578,058	248,597,051
Treasury stock	11	(113,667)	-
Accumulated other comprehensive income	10, 12	37,710	-
Accumulated deficit		(22,327,421)	(248,390,627)
Total stockholders' equity		228,190,141	244,345

Total Liabilities and Stockholders' Equity		$355,763,981	$2,875,705

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Expressed in United States Dollars)

	Notes	2014	2015	2016
REVENUES:
Commercial services fees – related party	4	$-	$-	$11,542
Time charter revenues	7	51,178,586	45,699,753	18,267,650
Commissions		(628,764)	(1,057,456)	(551,676)
Commissions – related party	4	(685,148)	(597,759)	(229,827)
Net Revenues		49,864,674	44,044,538	17,497,689

EXPENSES / (INCOME):
Voyage expenses		1,604,439	2,340,799	2,175,071
Vessels operating expenses	7, 14	16,936,183	15,646,896	12,719,685
Vessels operating expenses – related party	4, 14	1,334,173	901,909	535,645
Dry-docking expenses		2,218,675	2,389,679	37,481
Dry-docking expenses, related party	4	95,342	122,171	-
Management fees charged by a related party	4	2,829,632	2,375,054	2,163,097
Depreciation	6	15,135,897	15,135,897	7,650,612
General and administrative expenses	15	3,636,035	1,883,075	1,181,861
General and administrative expenses – related party	4, 15	3,596,354	3,340,006	2,708,963
Impairment loss	6	-	21,642,089	239,998,290
Loss on sale of vessels	6	-	-	14,397,597
Loss on sale of vessels – related party	4	-	-	385,337
Other operating (income) / expenses, net	16	510,997	167,253	(1,716,604)
Total Expenses		47,897,727	65,944,828	282,237,035

Operating income / (loss)		1,966,947	(21,900,290)	(264,739,346)

OTHER INCOME / (EXPENSES):
Interest and finance costs		(7,040,208)	(5,455,226)	(4,482,254)
Interest income		696	282	1,866
(Loss) / gain on derivatives	10	(82,160)	17,053	29,761
Gain from debt extinguishment	9	6,435,000	-	24,716,766
Gain from deconsolidation of subsidiaries	5	-	-	18,268,964
Loss from deconsolidation of subsidiaries – related party	4	-	-	(403,090)
Fair value change of warrants	10	1,274,100	278,987	2,428
Foreign currency gain / (loss), net		69,140	90,443	(23,957)
Total other income / (expenses), net		656,568	(5,068,461)	38,110,484

NET INCOME / (LOSS)		$2,623,515	$(26,968,751)	$(226,628,862)

Other Comprehensive Income / (Loss)
Gain / (loss) on cash flow hedges, net	12	146,159	(24,299)	(37,710)
Total Other Comprehensive Income / (Loss)		146,159	(24,299)	(37,710)

COMPREHENSIVE INCOME / (LOSS)		$2,769,674	$(26,993,050)	$(226,666,572)

Reconciliation of Net Income / (Loss) to Net Income / (Loss) available to common shareholders

Net Income / (Loss)		$2,623,515	$(26,968,751)	$(226,628,862)
Income allocated to preferred shares	17	(2,061,749)	(2,061,749)	(1,994,812)
Discount on partial redemption of preferred shares	17	-	-	565,656
Net Income / (Loss) available to common shareholders		$561,766	$(29,030,500)	$(228,058,018)

Earnings / (loss) per common share, basic and diluted	17	$0.96	$(46.55)	$(154.98)

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Expressed in United States Dollars, except for share data)

	Common Stock		Preferred Stock		Treasury Stock
	Number of shares	Par Value	Number of shares	Par Value	Number of shares	Par Value		Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total

BALANCE, January 1, 2014	505,835	$5,058	916,333	$9,163	-	$-	$-	$239,163,422	$(84,150)	$5,625,876	$244,719,369

Issuance of common shares, net of issuance costs (Note 11)	110,000	1,100	-	-	-	-	-	9,004,490	-	-	9,005,590
Share based compensation (Note 13)	6,800	68	-	-	-	-	-	2,246,934	-	-	2,247,002
Cancellation of non-vested shares (Note 13)	(20)	(0)	-	-	-	-	-	0	-	-	-
Total comprehensive income	-	-	-	-	-	-	-	-	146,159	2,623,515	2,769,674
Dividends on preferred shares (Note 11)	-	-	-	-	-	-	-	-	-	(2,061,749)	(2,061,749)

BALANCE, December 31, 2014	622,615	$6,226	916,333	$9,163		$-	$-	$250,414,846	$62,009	$6,187,642	$256,679,886

Share based compensation (Note 13)	7,600	76	-	-	-	-	-	678,645	-	-	678,721
Cancellation of non-vested shares (Note 13)	(440)	(4)	-	-	-	-	-	4	-	-	-
Treasury stock (Note 11)	-	-	-	-	(4,164)	(42)	(113,625)	-	-	-	(113,667)
Total comprehensive loss	-	-	-	-	-	-	-	-	(24,299)	(26,968,751)	(26,993,050)
Dividends on preferred shares (Note 11)	-	-	-	-	-	-	-	(515,437)	-	(1,546,312)	(2,061,749)

BALANCE, December 31, 2015	629,775	$6,298	916,333	$9,163	(4,164)	$(42)	$(113,625)	$250,578,058	$37,710	$(22,327,421)	$228,190,141

Share based compensation (Note 13)	-	-	-	-	-	-	-	200,205	-	-	200,205
Cancellation of treasury stock (Note 11)	(4,164)	(42)	-	-	4,164	42	113,625	(113,625)	-	-	-
Issuance of common shares (Note 11)	2,286,646	22,867	-	-	-	-	-	812,230	-	-	835,097
Redemption of preferred stock (Note 11)	-	-	(36,500)	(365)	-	-	-	(885,005)	-	565,656	(319,714)
Total comprehensive loss	-	-	-	-	-	-	-	-	(37,710)	(226,628,862)	(226,666,572)
Dividends on preferred shares (Note 11)	-	-	-	-	-	-	-	(1,994,812)	-	-	(1,994,812)

BALANCE, December 31, 2016	2,912,257	$29,123	879,833	$8,798	-	$-	$-	$248,597,051	$-	$(248,390,627)	$244,345

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Expressed in United States Dollars)

	2014	2015	2016
Cash Flows from Operating Activities:
Net income / (loss)	$2,623,515	$(26,968,751)	$(226,628,862)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	15,135,897	15,135,897	7,650,612
Impairment loss	-	21,642,089	239,998,290
Loss on sale of vessels	-	-	14,782,934
Amortization of intangibles	5,801,664	3,406,668	446,401
Amortization of financing costs	767,298	427,312	308,960
Share-based compensation	2,247,002	678,721	200,205
Unrealized loss / (gain) on derivatives	59,049	(17,053)	(29,761)
Fair value change of warrants	(1,274,100)	(278,987)	(2,428)
Interest on convertible note	-	-	9,903
Gain from debt extinguishment	(6,435,000)	-	(24,724,166)
Gain from deconsolidation of subsidiaries	-	-	(18,273,957)
Changes in assets and liabilities:
Trade receivables, net	(447,263)	26,741	497,349
Prepaid expenses and other receivables	(290,464)	258,038	775,793
Due from related parties	(367,948)	104,452	(2,416,232)
Inventories	817,659	(142,272)	1,289,247
Trade accounts payable	867,133	(600,439)	(1,125,471)
Accrued expenses	79,398	(155,088)	(1,411,644)
Due to related parties	2,223	401,450	(375,790)
Deferred income	236,318	(705,166)	(271,306)
Net Cash from / (used in) Operating Activities	19,822,381	13,213,612	(9,299,923)

Cash Flows from Investing Activities:
Vessel improvements / modifications	-	-	(134,140)
Net proceeds from sale of vessels	-	-	32,392,879
Decrease in restricted cash	2,000,000	-	7,990,000
Net Cash from Investing Activities	2,000,000	-	40,248,739

Cash Flows from Financing Activities:
Repayment of long-term debt	(38,165,000)	(11,700,000)	(36,732,237)
Payment of financing costs	(75,000)	(30,681)	(37,500)
Proceeds from convertible notes	-	-	500,000
Proceeds from the issuance of common shares and warrants	10,759,475	-	-
Payment of other offering costs	(226,390)	-	-
Repurchase of common shares	-	(113,667)	-
Dividends paid on preferred shares	(2,061,749)	(2,061,749)	(515,437)
Net Cash used in Financing Activities	(29,768,664)	(13,906,097)	(36,785,174)

Net decrease in cash and cash equivalents	(7,946,283)	(692,485)	(5,836,358)

Cash and cash equivalents at the beginning of the year	14,511,890	6,565,607	5,873,122

Cash and cash equivalents at the end of the year	$6,565,607	$5,873,122	$36,764

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$5,820,588	$4,902,764	$4,059,895

Non-cash Financing and Investing activities:
Dividends on preferred shares	$515,437	$515,437	$1,994,812
Non-cash financing activities (represent offering costs and financing fees)	$80,681	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

1.	Basis of Presentation and General Information

Box Ships Inc. ("Box Ships") was incorporated on May 19, 2010, under the laws of the Republic of the Marshall Islands, as a wholly owned subsidiary of Paragon Shipping Inc. (OTCQB: PRGNF) ("Paragon"). Box Ships has a fiscal year end of December 31, and was formed to own and employ containerships. On April 19, 2011, Box Ships completed its initial public offering ("IPO") of its common stock on the New York Stock Exchange ("NYSE"). Since November 2015, its common and preferred stock stopped trading on NYSE and commenced trading on the OTCQX and Other OTC Markets under the symbols "TEUFF" and "TEUCF", respectively. Effective January 3, 2017, the Company’s common stock commenced trading on OTCQB Venture Market under the same symbol.

On February 12, 2016, the shareholders of the Company authorized the Company’s Board of Directors to effect one or more reverse splits of the Company’s issued and outstanding common stock at a ratio within the range from 1-for-2 up to 1-for-50, at any time prior to February 12, 2017, at the discretion of the Board of Directors. On January 4, 2017, the Board of Directors authorized a reverse stock split at a ratio of 1-for-50 (the “Reverse Split”). On January 26, 2017, the Company filed an amendment to its Amended and Restated Articles of Incorporation to effectuate a reverse stock split of the Company’s issued and outstanding shares of common stock, par value $0.01 per share. The Reverse Split became effective with the OTC Markets at the open of business on January 31, 2017. As a result of the Reverse Split, every 50 shares of the Company’s pre-reverse split common stock were combined and reclassified into one share of the Company’s common stock. No fractional shares of common stock were issued as a result of the Reverse Split. Stockholders who otherwise would be entitled to a fractional share received the next higher number of whole shares. All share and per share amounts disclosed in the consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and present the consolidated financial statements of Box Ships Inc. and its wholly-owned subsidiaries listed below:

Company	Vessel Acquisition Date	Vessel Sale Date	Vessel's Name	Built	TEU[4]
Polyaristi Navigation Co.[1,6]	April 29, 2011	November 24, 2016	Box Voyager	2010	3,426
Efploias Shipping Co. [1,6]	April 29, 2011	November 24, 2016	Box Trader	2010	3,426
Tacita Oceanway Carrier Co. [1]	May 19, 2011	December 13, 2016	Box Kingfish	2007	5,095
Alaqua Marine Ltd. [1]	May 31, 2011	December 9, 2016	Box Marlin	2007	5,095
Aral Sea Shipping S.A. [1]	May 19, 2011	October 31, 2016	Box Queen	2006	4,546
Amorita Development Inc. [1,6]	May 9, 2011	November 24, 2016	Maule	2010	6,589
Lawry Shipping Ltd [2]	August 3, 2011	September 22, 2016	Box Emma	2004	5,060
Triton Shipping Limited [3]	June 25, 2012	August 9, 2016	Box Hong Kong	1995	5,344
Rosetta Navigation Corp. Limited [3]	July 5, 2012	August 11, 2016	Box China	1996	5,344
Ardal International Co. [5]

1 Incorporated in Liberia.

2 Incorporated in Marshall Islands.

3 Incorporated in Hong Kong.

4 TEU: A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

5 Non-vessel owning subsidiary.

6 The issued and outstanding capital stock of the company was sold on November 24, 2016 to entities affiliated to Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer (Notes 4 and 5).

The Company is an international shipping company specializing in the transportation of containers and the provision of commercial management services to shipping companies. The Company outsourced the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas") and Seacommercial Shipping Services S.A. (“Seacommercial”), both related parties wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

1.	Basis of Presentation and General Information - Continued

The following charterers individually accounted for more than 10% of the Company's time charter revenue for the years ended December 31, 2014, 2015 and 2016:

	% of time charter revenue
Charterer	2014	2015	2016
Compania Sud Americana De Vapores S.A.	25%	-	-
CMA CGM	14%	29%	24%
Chenglie Navigation Co.	-	-	20%
Mediterranean Shipping Co. S.A.	16%	11%	26%
Orient Overseas Container Line Limited	35%	17%	-
Hapag Lloyd	-	25%	21%

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income / (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated.

(b)	Use of Estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include residual value of vessels, useful life of vessels, fair value of warrants and the fair value of derivative instruments. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the consolidated statement of comprehensive income / (loss). As of December 31, 2015 and 2016, the Company had no foreign currency derivative instruments.

(d)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements. Unless the total debt is presented as current, the minimum liquidity requirements per vessel with an obligation to retain such funds with a specific bank and pledged accounts which are not expected to be terminated within the next twelve months are classified as non-current assets, whereas the remaining portion of the minimum liquidity on a group level, and amounts held in retention accounts for short-term debt service purposes, are classified as current assets.

(f)	Trade Receivables, net: Trade receivables, net reflect receivables from time charters and commercial services net of an allowance for doubtful accounts. At the balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. As of December 31, 2015 and 2016, the provision for doubtful accounts was $149,510 and $133,010, respectively.

(g)	Inventories: Inventories consist of lubricants and stores on board the vessels. Inventories may also consist of bunkers when vessels are unemployed or are operating in the spot market. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies – Continued

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

(m)	Trouble Debt Restructuring: A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company's financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt, that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company, is included in the term troubled debt restructuring and it is accounted for as such. The difference between the fair value of the assets granted and the carrying amount of debt settled is recognized as a gain on restructuring of debt.

(n)	Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding Debt – Modifications and Extinguishments. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. The unamortized financing costs are reflected in Other Assets in the consolidated balance sheets.

(o)	Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies – Continued

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

(q)	Share Based Compensation: Share based payments to employees and directors are determined based on their grant date fair values and are amortized against income over the requisite service period.

(r)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters) or by geographical region as the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the Chief Executive Officer being the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

(s)	Derivatives: All derivatives are recognized at their fair value.

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

(t)	Earnings per Share (EPS): Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Dividends on cumulative perpetual preferred shares reduce the income available to common shareholders, even if not declared. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such dilutive securities are excluded when the effect would be anti-dilutive.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

2.	Significant Accounting Policies – Continued

(u)	Dividends: The Company records dividends to common shareholders on the date the dividends are declared. Dividends on cumulative preferred shares are recorded on an accrual basis. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in capital.

(v)	Deconsolidation of Subsidiaries: The Company deconsolidates a subsidiary or derecognizes a group of assets as of the date the Company ceases to have a controlling financial interest in that subsidiary or group of assets. The Company accounts for the deconsolidation of a subsidiary or de-recognition of a group of assets by recognizing a gain or loss in net income attributable to the Company, measured as the difference between (a) the aggregate of all of the following: (i) the fair value of any consideration received; (ii) the fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized; (iii) the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated and (b) the carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets.

(W)	Recent Accounting Pronouncements:

Revenue from Contracts with Customers: In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. On July 9, 2015, the FASB voted to defer the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date.  The FASB also permitted early adoption of the standard, but not before the original effective date of December 15, 2016.  The Company is evaluating the potential impact of this adoption on its consolidated financial statements. Subsequent to the issuance of ASU 2014-09, the FASB issued the following ASU’s which amend or provide additional guidance on topics addressed in ASU 2014-09.  In March 2016, the FASB issued ASU No. 2016-08, “Revenue Recognition - Principal versus Agent” (reporting revenue gross versus net). In April 2016, the FASB issued ASU No. 2016-10, “Revenue Recognition - Identifying Performance Obligations and Licenses.” Lastly, in May 2016, the FASB issued No. ASU 2016-12, “Revenue Recognition - Narrow Scope Improvements and Practical Expedients.” The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Going Concern: In August 2014, the FASB issued ASU No 2014-15 "Presentation of Financial Statements – Going Concern (Sub-Topic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date that the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Debt Issuance Costs: In April 2015, an accounting pronouncement was issued by the FASB to update the guidance related to the presentation of debt issuance costs, which the Company adopted in January 2016. This guidance requires debt issuance costs, related to a recognized debt liability, be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability rather than being presented as an asset. The reclassification does not impact net income as previously reported or any prior amounts reported on the consolidated statements of comprehensive income / (loss), or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the consolidated balance sheets as of December 31, 2015 resulted in a reduction of “Other assets, net” and “Total assets” in the amount of $486,924 with a corresponding reduction of “Current portion of long-term debt” and “Total long-term liabilities.”

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

2.	Significant Accounting Policies – Continued

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

Stock Compensation: In March 2016, the FASB issued ASU No 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Company believes that the implementation of this update will not have any material impact on its financial statements.

Statement of Cash Flows: In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company believes that the implementation of this update will not have any material impact on its financial statements. The Company has not elected early adoption.

Restricted cash: In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company believes that the implementation of this update will not have any material impact on its financial statements.

Business Combinations: In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

3.	Going Concern

As of December 31, 2016, the Company had no vessels and related debt outstanding and had net equity of $244,345, inclusive of accumulated deficit of $248,390,627, mainly due to the losses suffered in the years ended December 31, 2015 and 2016, amounting to $26,968,751 and $226,628,862, respectively. Following the sale of vessels, the Company entered into commercial services agreements with ship-owning companies affiliated with Mr. Michael Bodouroglou which currently constitute its revenue generating operations. General and administrative expenses are expected to exceed revenues from commercial services agreements which are expected to approximate $140,000 over the next 12 months from the date of issuance of the financial statements, resulting in an operating cash deficit.

Furthermore, the Company has not paid dividends to holders of its Series C Preferred Shares, commencing on April 1, 2016, and does not expect to pay cash dividends within the next 12 months from date of issuance of the financial statements. In addition, as of December 31, 2016, the Company was not in compliance with the net worth covenant requiring the Company to have a net worth to preferred stock ratio of not less than 1.50, as described in the Statement of Designation of the Rights, Preferences and Privileges of the Series C Preferred Shares. As further described in Note 11, under certain circumstances, the Company will be faced with an increased dividend rate, thereby further increasing its short-term liabilities, but it does not expect that any further actions can be brought against it. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The Company intends to reorganize its capital and actively seek to secure new vessel acquisitions, by obtaining new equity and debt. Furthermore, the Company intends to keep its general and administrative expenses at low levels. The continuation of the Company as a going concern is therefore dependent upon the outcome of these plans.

These financial statements do not include any adjustments to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties

On November 24, 2016, the Company proceeded with the sale of all of the issued and outstanding capital stock of each of the subsidiaries owning the vessels Box Voyager, Box Trader and Maule to entities controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer based on a mutually agreed value of $0.50 per company (Note 5).

Further to the above transaction, which is analyzed in detail in Note 5, the following transactions with related parties occurred during the years ended December 31, 2014, 2015 and 2016:

(a)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On June 1, 2011, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The term of the lease, which commenced in June 2011, was 1 year, and has been renewed annually. Rent expense under this lease for the years ended December 31, 2014, 2015 and 2016 amounted to $24,924, $20,709 and $32,784, respectively, and is included in General and administrative expenses – related party in the statements of comprehensive income / (loss). The remaining rental commitment, as of December 31, 2016, amounts to $16,356.

(b)	Allseas Marine S.A:

A. Ship-Owning Companies Management Agreements: The Company outsourced the technical and commercial management of its vessels to Allseas, pursuant to management agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Allseas. Effective January 2, 2015, the Company and Allseas mutually agreed to terminate a portion of the services provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial Shipping Services S.A., on substantially similar terms, as discussed further below. Following the sale of vessels discussed in Notes 5 and 6, the management agreements were terminated. The management agreements, as amended, provided for the following:

(i) Management Fees – A fixed monthly technical management fee, adjusted annually on June 1 in accordance with the official Eurozone inflation rate, of €646.99, €648.93 and €648.28 per vessel per day, (or $704, $706 and $682 per vessel, per day, respectively, using an exchange rate of $1.0525:€1.00, the $/€ exchange rate as of December 30, 2016, according to Bloomberg) was payable by the Company to Allseas during 2014, 2015 and 2016, respectively.

(ii) Pre-Delivery Services – A lump sum fee of $15,000 was payable to Allseas, for pre-delivery services provided, during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(iii) Superintendent Fees – A fee of €500 per day (or $526 per day using an exchange rate of $1.0525:€1.00, the $/€ exchange rate as of December 30, 2016, according to Bloomberg) was payable to Allseas for each day in excess of 5 days per calendar year for which a superintendent performed on-site inspection.

Each month, the Company made an advance payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount advanced to Allseas over payments made by Allseas for the Company's operating expenses was included in Due from related parties in the consolidated balance sheets.

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

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

C. Executive Services Agreement: The Company entered into an executive services agreement with Allseas on April 19, 2011, pursuant to which Allseas provides the services of the executive officers, who report directly to the Company’s Board of Directors. Pursuant to the amended and restated Executive Services Agreement, dated May 19, 2015, the agreement shall remain in full force and effect unless terminated in accordance with the provisions of the agreement. Under the terms of the agreement, the agreement may not be amended or otherwise modified without the written consent of both parties. The Company’s obligations under the agreement will cease immediately and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by the Company for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by the Company without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its annual fee payable under the agreement through the Termination Date (as defined in the agreement); (ii) a compensation equal to three years annual executive services fee; and (iii) 60,000 fully vested shares of the Company’s common stock issued cash free on the date of termination. In addition, either party has the option to terminate the agreement within six months following a Change of Control (as defined in the agreement). Effective from January 1, 2013, the executive services fee amounted to $2,200,000 per annum, payable in twelve monthly instalments. Effective from January 1, 2017, the executive services fee was reduced to $500,000 per annum, The executive services fee shall be reviewed annually or occasionally by the Company's Board of Directors. For the years ended December 31, 2014 and 2015, the Company's Board of Directors granted an incentive compensation to Allseas for executive services amounting to $739,560 and $543,150, respectively.

D. Accounting Agreement: On September 12, 2012, the Company entered into an accounting agreement with Allseas, effective from September 1, 2012, pursuant to which Allseas provides financial, accounting and financial reporting services. Pursuant to the amended and restated accounting agreement, dated May 19, 2015, the agreement shall remain in full force and effect, unless terminated in accordance with the provisions of the agreement. The Company’s obligations under the agreement will immediately cease, and Allseas will not be entitled to any further payments of any kind in the event Allseas engagement is terminated by the Company for Cause (as defined in the agreement) or by Allseas other than for Good Reason (as defined in the agreement). In the event Allseas engagement is terminated by the Company without Cause or by Allseas for Good Reason (as such terms are defined in the agreement) or as a result of a Change of Control (as defined in the agreement), Allseas will be entitled to receive (i) its fee through the Termination Date (as defined in the agreement); and (ii) a compensation equal to three years annual financial accounting services fee and financial reporting fee. In addition, either party may terminate the agreement within six months following a Change of Control (as defined in the agreement). Effective from January 1, 2016, in connection with the provision of financial and accounting services under the agreement, Allseas is entitled to a financial and accounting services fee amounting to €200,000 per annum (or $210,500 per annum using an exchange rate of $1.0525:€1.00, the $/€ exchange rate as of December 30, 2016, according to Bloomberg), payable quarterly in arrears. Effective from January 1, 2017, the financial and accounting services fee was reduced to €60,000 per annum. In connection with the provision of the financial reporting services under the agreement, Allseas is entitled to a financial reporting fee of $30,000 per vessel per annum, payable quarterly in arrears. The financial and accounting services fee and the financial reporting fee shall be reviewed annually by the Company's Board of Directors.

E. Compensation Agreement: On September 12, 2012, as further amended and restated on January 2, 2015, the Company entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of its fleet without cause (including the termination by Allseas of the management agreements for cause), it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees, based on the fleet at the time of termination, and (ii) €3,000,000 (or $3,157,500 using an exchange rate of $1.0525:€1.00, the $/€ exchange rate as of December 30, 2016, according to Bloomberg). Following the sale of vessels discussed in Notes 5 and 6, the compensation agreement was terminated.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

The following amounts charged by Allseas are included in the consolidated statements of comprehensive income / (loss):

	2014	2015	2016
A – Charter hire commissions	$685,148	$-	$-
A – Management fees	$2,829,632	$2,375,054	$2,163,097
A – Superintendent fees (included in Vessels operating expenses – related party)	$972,852	$479,463	$310,211
A – Superintendent fees (included in Dry-docking expenses – related party)	$95,342	$122,171	$-
A – Superintendent fees (included in Loss on sale of vessels – related party)	$-	$-	$31,605
A – Superintendent fees (included in Gain from deconsolidation of subsidiaries – related party)	$-	$-	$5,590
B – Administrative fees (included in General and administrative expenses – related party)	$35,520	$30,985	$34,754
C – Executive services fees (included in General and administrative expenses – related party)	$2,939,560	$2,743,150	$2,200,000
D – Financial, accounting and financial reporting services fee (included in General and administrative expenses – related party)	$596,350	$545,162	$441,425

As of December 31, 2015 and 2016, the amounts due from Allseas were $3,322,946 and $2,700,761, respectively, and are included in Due from related parties in the consolidated balance sheets.

(c)	Seacommercial Shipping Services S.A. ("Seacommercial" or "Broker"): On January 2, 2015, the Company entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. Following the sale of vessels discussed in Notes 5 and 6, the S&P and Charter Brokerage Services Agreements were terminated. The agreements provided for the following:

(i) Charter Hire Commissions – The Company paid Seacommercial 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels.

(ii) Vessel Commissions – A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of the Company, was paid to Seacommercial.

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

Charter hire commissions charged by Seacommercial for the years ended December 31, 2015 and 2016 amounted to $597,759 and $229,827, respectively, and are separately reflected in Commissions – related party in the consolidated statements of comprehensive income / (loss). As of December 31, 2015 and 2016, the amounts due to Seacommercial were $46,402 and $0, respectively, and are included in Due to related parties in the consolidated balance sheets. During 2016, six of the Company’s vessels were sold to unrelated third parties (Note 6). Vessel commissions charged by Seacommercial amounted to $353,732 and are included in Loss on sale of vessels – related party in the consolidated statements of comprehensive income / (loss). Vessel commissions charged by Seacommercial in relation to the sale of all of the issued and outstanding capital stock of each of the subsidiaries owning the vessels Box Voyager, Box Trader and Maule amounted to $397,500 and are included in Gain from deconsolidation of subsidiaries – related party in the consolidated statements of comprehensive income / (loss).

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

4.	Transactions with Related Parties – Continued

(d)	Crewcare Inc.:

A. Manning Agency Agreements: Each ship-owning company had a manning agency agreement with Crewcare Inc. ("Crewcare"), a company beneficially owned by the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, based in Manila, Philippines. Manning services were provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who served on board each vessel, and $120 per seaman one-time recruitment fee, increased to $140 per seaman effective from August 1, 2016. In addition, the agreement also provided for a fee of $30 per seaman for in-house training, increased to $50 per seaman effective from August 1, 2016, and a fee of $50 per seaman for extra in-house training. The expenses incurred for the years ended December 31, 2014, 2015 and 2016, amounted to $196,321, $252,446 and $210,434, respectively, and are included in Vessels operating expenses – related party in the consolidated statements of comprehensive income / (loss). As of December 31, 2015 and 2016, the amounts due to Crewcare Inc. were $397,537 and $68,149, respectively, and are included in Due to related parties in the consolidated balance sheets. Following the sale of vessels discussed in Notes 5 and 6, the manning agency agreements were terminated.

B. Cadetship Program Agreements: Each ship-owning company had a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, was responsible for recruiting and training cadets to be assigned to the vessels. These services were provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for his one year training. The expenses incurred for the years ended December 31, 2014, 2015 and 2016, amounted to $165,000, $170,000 and $15,000, and are included in Vessels operating expenses – related party in the consolidated statements of comprehensive income / (loss). Following the sale of vessels discussed in Notes 5 and 6, the cadetship program agreements were terminated.

(e)	Mone Shipping Co. (“Mone”) & Venet Shipping Co. (“Venet”): On December 1, 2016, the Company entered into commercial services agreements with Mone and Venet, both incorporated in Liberia in September 2012, which are the owners of the Liberia flag drybulk vessels M/V Kavala Seas and M/V Paros Seas, respectively, and are beneficially owned by Mr. Michael Bodouroglou. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause, as set forth in the agreements, on at least 30 days advance written notice. The agreements provide for the following:

(i) Chartering Commissions – The Company receives a commission fee of 2% on the gross freight, demurrage and charter hire collected from the employment of the vessels.

(ii) Sale & Purchase Commissions – A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of each agreement, of any vessel bought or sold on behalf of Mone and Venet, is payable to the Company.

Commercial services fees charged by the Company for the year ended December 31, 2016 amounted to $11,542 and are separately reflected in Commercial services fees – related party in the consolidated statements of comprehensive income / (loss). As of December 31, 2016, the amounts due from Mone and Venet were $11,542 and are included in Due from related parties in the consolidated balance sheets.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

5.	Deconsolidation of Subsidiaries

The Company experienced difficulties to serve its debt obligations under the $100 million loan agreement with ABN AMRO Bank N.V and in November 2016, a special committee consisting of the Company’s independent directors (“Special Committee”) was established to evaluate the potential transfer of ownership of the companies owning the vessels Box Voyager, Box Trader and Maule to entities affiliated with Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The Special Committee determined it was in the best interest of the Company and its shareholders to sell the vessel-owning subsidiaries to entities controlled by Mr. Michael Bodouroglou, and the Company was released from its obligations under the loan agreement in connection therewith.

On November 24, 2016 (the “Closing Date”), the Company (the “Seller”) sold of all of the issued and outstanding capital stock of the companies owning the vessels Box Voyager, Box Trader and Maule at a sale price of $0.50 per company to entities affiliated with Mr. Michael Bodouroglou (the “Buyer”). The sale price was determined based on a financial analysis performed by an independent third party. The transaction included the transfer of all assets and liabilities, while any revenues generated and expenses incurred prior to that date are included in the consolidated statements of comprehensive income / (loss). Pursuant to the share purchase agreement the Buyer granted to the Seller a right to buy back the shares (“Call Option”) at the same consideration for a period of 90 days from the Closing Date, subject to lender’s approval and reimbursement by the Seller of all payments and/or repayments under the loan agreement (including but not limited to any principal and accrued interest) from the Closing Date until the Call Option date.

The above transaction resulted in a gain from deconsolidation of subsidiaries of $17,865,874, net of $403,090 related party fees discussed in Note 4, which is separately reflected in the consolidated statements of comprehensive income / (loss).

6.	Vessels, Net and Other Fixed Assets, Net

The amounts shown in the consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2015	$424,105,871	$(53,151,629)	$370,954,242
Depreciation	-	(15,075,915)	(15,075,915)
Impairment loss	(30,879,525)	9,237,436	(21,642,089)
Balance, December 31, 2015	$393,226,346	$(58,990,108)	$334,236,238
Improvements	134,140	-	134,140
Depreciation	-	(7,611,425)	(7,611,425)
Impairment loss	(306,239,306)	66,241,016	(239,998,290)
Disposals	(87,121,180)	360,517	(86,760,663)
Balance, December 31, 2016	$-	$-	$-

During 2016, six of the Company’s vessels were sold to unrelated third parties for demolition purposes, while the companies owning the vessels Box Voyager, Box Trader and Maule were sold to entities affiliated with Mr. Michael Bodouroglou, as mentioned in Note 5 above.

The vessels were sold at the sale prices presented below. The loss on sales which was recognized and is separately reflected in the consolidated statements of comprehensive income / (loss) and the vessels’ delivery dates to their new owners are analyzed as follows:

Vessel	Sale Price (Gross)	Loss on Sale of Vessels	Delivery Date
Box Hong Kong	6,275,462	767,039	August 9, 2016
Box China	6,278,592	804,676	August 11, 2016
Box Emma	5,461,954	3,930,277	September 22, 2016
Box Queen	5,927,866	2,501,509	October 31, 2016
Box Marlin	5,718,140	3,399,675	December 9, 2016
Box Kingfish	5,711,213	3,379,758	December 13, 2016
	35,373,227	14,782,934

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

6.	Vessels, Net and Other Fixed Assets, Net – Continued

Following the sale of vessels, the carrying amount of other fixed assets was written-off. Depreciation charged for each of the years ended December 31, 2014, 2015 and 2016 amounted to $59,982, $59,982 and $39,187.

7.	Above / Below Market Acquired Time Charters / Other Intangible Assets

The Company acquired five vessels with attached time charter contracts having rates, which were above the market rates, while another two vessels were acquired with attached time charter contracts having rates which were below the market rates. The above and below market acquired time charters were amortized / accreted over the remaining period of the time charters as a reduction or addition, respectively, to time charter revenues. Such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $5,198,574 and $453,248, for the year ended December 31, 2014, $2,886,080 and $0, for the year ended December 31, 2015, and $446,401 and $0, for the year ended December 31, 2016, respectively.

The carrying value of the above market acquired time charters amounting to $446,401 as of December 31, 2015 was fully amortized in 2016. The carrying value of the below market acquired time charters was fully amortized in 2014.

In addition, in relation to the acquisition of Box Hong Kong and Box China, the Company recorded other intangible assets relating to the attached manning agreements at below market rates. Such amortization for the years ended December 31, 2014, 2015 and 2016 amounted to $1,056,338, $520,588 and $0, respectively. Other intangible assets were amortized over the three-year time charter period as an addition, to crew costs, which are included in Vessels Operating Expenses in the consolidated statements of comprehensive income / (loss).

8.	Accrued Expenses

	December 31,
	2015	2016
Accrued loan and swap interest	$665,707	$-
Accrued vessel voyage and operating expenses	1,135,747	112,243
Accrued professional fees	226,963	154,565
Accrued finance expenses	50,000	-
Other sundry liabilities and accruals	49,119	53,208
Total	$2,127,536	$320,016

9.	Long-term Debt

During 2016, the Company entered into agreements with all of its lenders for the full and final satisfaction of all amounts outstanding under the loan agreements in exchange for the net sale proceeds of the mortgaged vessels. A gain from debt extinguishment of $24,716,766 or approximately $16.91 per common share, was recognized and is separately reflected in the consolidated statements of comprehensive income / (loss).

The weighted average interest rates for the years ended December 31, 2014, 2015 and 2016 were 3.50%, 3.55% and 3.39%, respectively.

On April 7, 2016, the Company entered into a securities purchase agreement with an unrelated third party, pursuant to which it authorized and issued a convertible note in the original principal amount of $250,000, which was convertible into common shares at the option of the holder at a conversion price equal to 65% of the lowest volume weighted average price of the common shares during the 21 trading days prior to the conversion date. The note bore interest at the rate of 8% per annum. The original principal amount along with accrued interest was converted in full into 1,171,769 shares of common stock.

On August 5, 2016, the Company entered into a securities purchase agreement with an unrelated third party, pursuant to which it authorized and issued a convertible note in the original principal amount of $250,000, which was convertible into common shares at the same terms discussed above. The original principal amount along with accrued interest was converted in full into 870,758 shares of common stock.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

10.	Fair Value Disclosures

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties, and prepaid expenses and other receivables. The principal financial liabilities of the Company consist of accounts payable, amounts due to related parties, accrued liabilities, warrant liability and dividends on preferred shares payable.

(a) Interest rate risk: Following the settlement agreements with all lenders, the Company is not exposed to interest rate fluctuations.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties and cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month of estimated operating expenses, which will be either be refunded to the Company after settlement of all remaining liabilities or will be used to settle any fees payable to Allseas under the contractual agreements. The Company places its cash and cash equivalents, with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

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

The carrying values of cash and cash equivalents, restricted cash, prepaid expenses and other receivables, due from related parties, trade accounts payable, accrued expenses and amounts due to related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The warrant liability, discussed below, is stated at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Interest rate swap agreements: Following the settlements agreements with all lenders, discussed in Note 9 above, all interest rate swap agreements were terminated.

Warrant liability

On April 15, 2014, the Company completed the public offering of 100,000 units, each consisting of one common share and one warrant to purchase 0.40 common shares (the "Units") at a public offering price of $102.5 per unit (Note 11), of which $15.5 was allocated to each warrant, based on its estimated fair value. Additionally, a portion of the over-allotment option was exercised for 12,950 warrants at a price of $0.5 per warrant. The warrants have an exercise price of $132.5 per share, are exercisable immediately upon issuance, and will expire on April 10, 2019. In addition, the Company has the right, commencing one year after issuance of the warrants, to call all of the outstanding warrants for redemption at a price of $0.5 for each warrant and upon not less than 30 days prior written notice of redemption to each warrant holder, subject to certain conditions, including that the reported last sale price of the Company's common shares is at least $250.00 for any 20 trading days within a 30 consecutive trading day period ending on the third business day prior to the notice of redemption to warrant holders.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

10.	Fair Value Disclosures – Continued

As of December 31, 2015 and 2016, the Company had 112,950 warrants outstanding that are exercisable into 45,180 common shares. Under certain circumstances that are not solely within the control of the Company, the Company may be required to settle these warrants by delivering cash to the holder and hence based on the guidance contained in ASC 815 "Derivatives and Hedging", management has classified these warrants as a derivative liability and has recorded the liability at fair value. There was no warrant activity during the period from April 15, 2014 to December 31, 2016.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the Consolidated Statement of Stockholders' Equity or Consolidated Statement of Comprehensive Income / (Loss) are shown below:

Derivative Instruments designated as hedging instruments

		December 31,
		2015	2016
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current assets – Interest rate swaps	(37,710)	-
Total derivatives		$(37,710)	$-

Derivative Instruments not designated as hedging instruments

		December 31,
		2015	2016
	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Current liabilities – Interest rate swaps	$42,479	$-
Interest rate swaps	Current assets – Interest rate swaps	(483)	-
Warrant liability	Long-term liabilities – Warrant liability	3,388	960
Total derivatives		$45,384	$960

The following table presents the impact of derivative instruments and their location within the consolidated statements of comprehensive income / (loss):

Derivative Instruments designated as hedging instruments

		Year Ended December 31,
	Location of Gain/(Loss) Recognized	2014	2015	2016
Interest rate swaps	Interest and finance costs	$(374,843)	$(105,058)	$(10,566)

Derivative Instruments not designated as hedging instruments

		Year Ended December 31,
	Location of Gain/(Loss) Recognized	2014	2015	2016
Interest rate swaps	(Loss) / gain on derivatives	$(82,160)	$17,053	$29,761
Warrant liability	Fair value change of warrants	1,274,100	278,987	2,428
		$1,191,940	$296,040	$32,189

The fair value of the interest rate swaps was determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that the Company would have to pay for the early termination of the agreements.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

10.	Fair Value Disclosures – Continued

The Company uses the Cox-Rubinstein Trinomial methodology to measure the warrant liability. The assumptions used to calculate the fair value of the warrants on December 31, 2014, 2015 and 2016, were as follows:

a.	Underlying stock price of $43.00, $8.0 and $0.5 being the closing share prices on December 31, 2014, 2015 and 2016, respectively
b.	Exercise price of $132.5 based upon agreement
c.	Volatility of 54.84%, 62.43% and 151.67% on December 31, 2014, 2015 and 2016, respectively based on the Company's share price performance
d.	Time to expiration based upon the contractual life or expected term if applicable
e.	Short-term (risk-free) interest rate based on the treasury securities with a similar expected term
f.	No dividend distributions

The Company considers the warrant liability to be Level 3 because the share price volatility and the expected life of the contract are neither directly nor indirectly observable. At December 31, 2015 and 2016, a 10% increase in the share price volatility would increase the warrant liability by approximately 100% and 65%, respectively, while a 10% decrease in the share price volatility would decrease the warrant liability by approximately 67% and 59%, respectively. A 10% decrease in the expected life of the contract would decrease the warrant liability by approximately 33% and 29% at December 31, 2015 and 2016, respectively. The Company did not perform a sensitivity analysis for an increase in the expected life of the contract, since the fair value was determined assuming the warrants are held until expiration.

The following table sets forth a summary of changes in fair value of the Company's Level 3 fair value measurements for the years ended December 31, 2014, 2015 and 2016:

Beginning balance	$-
Issuances	1,556,475
Fair value change of warrants, included in earnings	(1,274,100)
Balance, December 31, 2014	282,375
Fair value change of warrants, included in earnings	(278,987)
Balance, December 31, 2015	3,388
Fair value change of warrants, included in earnings	(2,428)
Balance, December 31, 2016	$960

Assets Measured at Fair Value on a Non-recurring Basis

During 2016, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. Mainly due to the continued poor performance of the containership charter market, the review indicated that such carrying amount was not recoverable. The Company recorded an impairment loss, which is separately reflected in the consolidated statements of comprehensive income / (loss), as presented in the table below:

Vessel	Significant Other Observable Inputs (Level 2)	Loss
Box Hong Kong	$6,496,470	$2,532,694
Box China	$6,499,710	$2,770,036
Box Emma	$8,875,000	$33,208,877
Box Kingfish	$8,750,000	$32,193,244
Box Marlin	$8,750,000	$31,183,496
Box Queen	$8,000,000	$38,326,942
Maule	$21,250,000	$39,571,678
Box Voyager	$9,250,000	$30,099,912
Box Trader	$9,250,000	$30,111,411
TOTAL	$87,121,180	$239,998,290

The fair value was based on the Company’s best estimate of the value of each vessel on a time charter free basis, and was supported by vessel valuations of independent shipbrokers, which were mainly based on recent sales and purchase transactions of similar vessels.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

The Company did not have any other assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2014, 2015 and 2016. As of December 31, 2015 and 2016, no fair value measurements for assets or liabilities under Level 1 were recognized in the Company's consolidated balance sheets, except for cash and cash equivalents and restricted cash.

11.	Capital Structure

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

On April 15, 2014, the Company completed the public offering of 100,000 Units, as discussed in Note 10 above. In a concurrent private placement, Neige International Inc. ("Neige International"), a Company controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, purchased directly from the Company 10,000 Units at the public offering price. The proceeds from the offering and the concurrent private placement of the Units, after underwriting discounts and commissions were $10,753,000, including $1,550,000 allocated to the warrant liability. Other offering expenses amounted to $197,410.

On May 12, 2014, the Company's Board of Directors authorized a share buyback program of up to $5,000,000 for a period of twelve months. No shares were repurchased by the Company during this period.

During 2016, pursuant to the securities purchase agreement, discussed above (Note 9), an amount of $500,000 along with accrued interest was converted to 2,042,527 shares of common stock. In addition, pursuant to the securities exchange agreement, the Company entered into on March 3, 2016, discussed further below, 36,500 Series C Preferred Shares were exchanged for 244,119 shares of common stock.

During 2014 and 2015, 6,800 and 7,600 common shares, respectively, were issued under the Company's equity incentive plan (Note 13). During 2014 and 2015, 20 and 440 non-vested shares, respectively, were cancelled.

As of December 31, 2016, the Company had a total of 2,912,257 common shares outstanding, of which 2,800 shares are not vested and were issued under the Company’s Equity Incentive Plan.

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

In 2013, the Company completed the public offering of 916,333 shares of its 9.00% Series C Preferred Shares at a public offering price of $24.00 per share. Neige International purchased 208,333 shares, sold in the offering, at the public offering price. The Series C Preferred Shares are trading on the Other OTC Market under the symbol "TEUCF".

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

On March 3, 2016, the Company entered into a securities exchange agreement (the "Exchange Agreement") with an unrelated third party (the "Buyer"). Pursuant to the Exchange Agreement, the Buyer had the option to purchase shares of the Company’s Series C Preferred Shares with an aggregate purchase price of up to $350,000. The Company agreed with the Buyer to exchange any of such Series C Preferred Shares for a number of shares of the Company’s common stock pursuant to a formula set forth in the Exchange Agreement. The Exchange Agreement expired on June 30, 2016. During the six months ended June 30, 2016, the Company exchanged 36,500 Series C Preferred Shares for 244,119 common shares.

During 2014, 2015 and 2016, the Company paid to holders of the Series C Preferred Shares, dividends of $2,061,749, $2,061,749 and $515,437, respectively, and declared and accrued dividends of $1,994,812, which remain unpaid. The Company’s Board of Directors, considering the Company’s liquidity needs decided to refrain from paying the dividends on Series C Preferred Shares, originally due on April 1, July 1, October 1, 2016 and January 2, 2017. In the event the Company is unable to make dividend payments to the holders of the Series C Preferred Shares for six quarters, whether consecutive or not, it will constitute a dividend payment default (the “Dividend Payment Default”). Upon occurrence of a Dividend Payment Default, the dividend rate shall increase to a number that is 1.25 times the dividend rate payable on the day immediately preceding the date of such default and shall continue to increase until no default exists, but in no event dividends shall accrue at a rate greater than 25% per annum. As of December 31, 2016, the Company was not in compliance with the net worth covenant, requiring the Company to have a net worth to preferred stock ratio of not less than 1.50, as described in the Statement of Designation of the Rights, Preferences and Privileges of the Series C Preferred Shares. The failure to comply with such covenant, if such failure continues unremedied for 120 days, constitutes a covenant default (the “Covenant Default”). Upon occurrence of a Covenant Default, the dividend rate shall increase to a number that is 1.25 times the dividend rate payable on the day immediately preceding the date of such default and shall continue to increase until no default exists, but in no event dividends shall accrue at a rate greater than 25% per annum, without duplication if more than one default has occurred.

As of December 31, 2016, the Company had a total of 879,833 Series C Preferred Shares outstanding.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

11.	Capital Structure – Continued

(c)	Warrants:

The 10,000 warrants issued in April 2014 and purchased directly by Neige International in the concurrent private placement discussed above, have an exercise price of $132.5 per share, are exercisable immediately upon issuance, and will expire on April 10, 2019. In addition, the Company has the right, commencing one year after issuance of the warrants, to call all of the outstanding warrants for redemption at a price of $0.5 for each warrant and upon not less than 30 days prior written notice of redemption to each warrant holder, subject to certain conditions, including that the reported last sale price of the Company's common shares is at least $250.00 for any 20 trading days within a 30 consecutive trading day period ending on the third business day, prior to the notice of redemption to warrant holders.

The fair value of the warrants at inception, was estimated at $15.50, using the Cox-Rubinstein Trinomial methodology. The assumptions used to calculate the fair value of the warrants at inception were as follows:

a.	Underlying stock price of $119.00 being the closing share prices on April 9, 2014
b.	Exercise price of $132.5 based upon agreement
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

In September 2015, the Company’s Board of Directors approved a share repurchase program for up to 10% of the Company’s common shares outstanding during the twelve-month period ending on September 29, 2016 in open market transactions at prevailing market rates. Under the share repurchase program, during the fourth quarter of 2015, the Company repurchased 4,164 shares of its common stock for a total consideration of $113,667, which were cancelled in January 2016.

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

12.	Accumulated Other Comprehensive Income / (Loss)

The components of AOCI included in the consolidated balance sheets consist of unrealized gain / (loss) on cash flow hedges and are analyzed as follows:

Changes in AOCI by Component

Unrealized Gain / (Loss) on cash flow hedges
AOCI — Balance, January 1, 2014	$(84,150)

OCI before reclassifications	521,002
Amounts reclassified from AOCI	(374,843)
Net current-period OCI	146,159

AOCI — Balance, December 31, 2014	$62,009

OCI before reclassifications	80,759
Amounts reclassified from AOCI	(105,058)
Net current-period OCI	(24,299)

AOCI — Balance, December 31, 2015	$37,710

OCI before reclassifications	(27,144)
Amounts reclassified from AOCI	(10,566)
Net current-period OCI	(37,710)

AOCI — Balance, December 31, 2016	$-

Reclassifications out of AOCI

Details about AOCI Components	Amount Reclassified from AOCI	Affected Line Item in the Statement Where Net Income is Presented
Gains and losses on cash flow hedges
Interest rate contracts	$374,843	Interest and finance costs
Total reclassifications for 2014	$374,843

Interest rate contracts	$105,058	Interest and finance costs
Total reclassifications for 2015	$105,058

Interest rate contracts	$10,566	Interest and finance costs
Total reclassifications for 2016	$10,566

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

13.	Share Based Compensation

Equity incentive plan

On April 19, 2011, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive awards in the form of (a) stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units and (e) unrestricted stock. A total of 40,000 shares, as amended in February 2013, were reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors is able to grant options exercisable at a price per common share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. As of December 31, 2016, there were 5,940 shares of common stock available for issuance under the equity incentive plan.

Non-vested share awards

Until the forfeiture of any non-vested share awards, all non-vested share awards give the grantee the right to vote such non-vested share awards and to receive and retain all regular cash dividends paid on such non-vested share awards with no obligation to return the dividend if employment ceases and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the non-vested share awards. All share awards are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. The Company estimates the forfeitures of non-vested share awards to be immaterial and hence the Company accounts for forfeitures as they occur.

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

The details of the non-vested share awards granted are outlined as follows:

	Grant date	Final vesting date	Total shares granted	Grant Date Fair Value
A.	April 19, 2011	April 19, 2014	2,000	$552.50
B.	July 14, 2011	April 19, 2014	160	$536.75
C.	December 5, 2011	December 31, 2014	4,180	$511.50
D.	January 2, 2012	December 31, 2014	160	$433.00
E.	February 3, 2012	December 31, 2014	20	$413.75
F.	November 14, 2012	December 31, 2014	6,300	$267.25
G.	February 4, 2013	December 31, 2014	680	$305.50
H.	November 22, 2013	December 31, 2015	6,300	$158.75
I.	December 19, 2013	December 31, 2015	320	$145.50
J.	November 10, 2014	December 31, 2016	6,800	$45.50
K.	February 26, 2015	December 31, 2016	1,400	$42.25
L.	March 17, 2015	December 31, 2016	600	$41.75
M.	December 15, 2015	December 31, 2017	5,600	$9.25

A summary of the activity for non-vested share awards for the year ended December 31, 2016, is as follows:

	Number of shares	Weighted Average Fair Value
Non-vested, January 1, 2016	9,780	$37.20
Granted	-	-
Cancelled	-	-
Vested	(6,980)	40.55
Non-vested, December 31, 2016	2,800	$9.25

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

13.	Share Based Compensation – Continued

The non-vested share awards under M above, vest ratably in annual instalments over a two-year period commencing on December 31, 2016 and ending on December 31, 2017. The remaining unrecognized compensation cost amounting to $25,310 as of December 31, 2016, is expected to be recognized over the remaining period of 1 year, according to the contractual terms of those non-vested share awards.

The total fair value on the vesting date of shares that vested under the equity incentive plan during the years ended December 31, 2014, 2015 and 2016, was $423,316, $61,793 and $3,490, respectively.

Share based compensation for the years ended December 31, 2014, 2015 and 2016, amounted to $2,247,002, $678,721 and $200,205, respectively, and is included in general and administrative expenses in the consolidated statements of comprehensive income / (loss).

14.	Vessels Operating Expenses

Vessels operating expenses, including related party amounts, are comprised as follows:

	2014	2015	2016
Crew wages and related costs	$8,566,126	$8,572,724	$6,701,550
Insurance	1,643,196	1,399,727	936,560
Repairs and maintenance	1,056,599	705,225	966,543
Spares and consumable stores	5,867,906	5,011,717	3,970,350
Tonnage taxes	232,517	290,477	258,952
Miscellaneous expenses	904,012	568,935	421,375
Total	$18,270,356	$16,548,805	$13,255,330

15.	General and Administrative Expenses

General and administrative expenses, including related party amounts, are comprised as follows:

	2014	2015	2016
Share based compensation	$2,247,002	$678,721	$200,205
Executive services	2,939,560	2,743,150	2,200,000
Non-executive directors' remuneration	210,637	211,031	120,000
Office rent	24,924	20,709	32,784
Travel expenses	61,114	47,132	65,441
Personnel and other expenses	89,031	46,284	114,166
Professional services	1,227,830	1,114,104	868,804
Directors and officers insurance	84,405	69,011	93,169
Stock market annual fees	123,216	128,438	45,439
Other expenses	224,670	164,501	150,816
Total	$7,232,389	$5,223,081	$3,890,824

BOX SHIPS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars, except for share data)

16.	Other operating (income) / expenses, net

Other operating income in 2016 includes: (a) settlement of insurance claims of $1,780,057, in relation to the Box China and Box Kingfish, (b) special solidarity contribution to the Greek economy of $235,952 and (c) other operating income of $172,499 due to partial reversal of the provision recognized in 2014 for damages made in relation to Box Hong Kong, discussed below. Other operating expenses in 2015 relate to special solidarity contribution to the Greek economy. Other operating expenses in 2014 include: (a) in October 2014, the Box Hong Kong while carrying out cargo operations at Sydney Container Terminal ("Terminal") collided with another vessel. The collision caused several damages to the Box Hong Kong and the Terminal, for which a provision of $315,498 was made, (b) special solidarity contribution to the Greek economy of $195,499.

17.	Earnings / (Loss) Per Share (EPS)

Basic and Diluted EPS – Common Shares:

Numerator	2014	2015	2016
Net income / (loss)	$2,623,515	$(26,968,751)	$(226,628,862)
Less: Series C Preferred Shares dividends	(2,061,749)	(2,061,749)	(1,994,812)
Plus: Partial Redemption of Series C Preferred Shares	-	-	565,656
Less: (Income) / loss attributable to non-vested share awards	(12,208)	556,088	1,512,734
Net income / (loss) available to common shareholders	$549,558	$(28,474,412)	$(226,545,284)

Denominator
Weighted average number of common shares outstanding, basic and diluted	572,738	611,746	1,461,786

Net income / (loss) per common share, basic and diluted	$0.96	$(46.55)	$(154.98)

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

The Company excluded the dilutive effect of 2,800 (2015: 9,780, 2014: 10,110) non-vested share awards and 149,617 (2015: 149,617, 2014: 149,617) warrants in calculating dilutive EPS for its common shares as of December 31, 2016, as they were anti-dilutive.

18.	Income Taxes

Box Ships and certain of its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes.

Two of the subsidiaries are incorporated in Hong Kong and their vessels were flying a Liberian flag. Pursuant to the relevant provisions of the Hong Kong Inland Revenue Ordinance, the related charter hire income should not be subject to Hong Kong profits tax since the vessels did not navigate solely or mainly within Hong Kong waters during 2014, 2015 and 2016.

For the years ended December 31, 2014, 2015 and 2016, the Company was not subject to United States federal income taxation in respect of income that was derived from the international operation of ships and the performance of services directly related as it qualified for the exemption of Section 883.

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

