Form 20-F/A
period 2016-12-31
Box Ships Inc.
filed 2017-03-16
CIK 1504795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes  ☒No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this "Amendment") to the annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed by Box Ships Inc. (the "Company" or "we") with the Securities and Exchange Commission (the "Commission") on March 13, 2017 (the "Form 20-F"), is being filed solely to correct a clerical error, whereby the name and signature of the auditing firm, Deloitte Certified Public Accountants S.A., was missing in the electronic version of the audit report included in the Form 20-F (the "Audit Report").

Therefore, we are filing this Amendment to our Form 20-F to include the corrected Audit Report together with the consolidated financial statements to which the Audit Report was attached in Item 18 of our Form 20-F.  In addition, we are filing as Exhibits 12.1, 12.2, 13.1 and 13.2, certain currently dated certifications.

This Amendment speaks as of the date of the initial filing of the Form 20-F and, other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F.

Item 18.	Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Box Ships Inc., incorporated by reference to exhibit 1.1 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.2	Amended and Restated Bylaws of Box Ships Inc., incorporated by reference to exhibit 1.2 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Box Ships Inc., incorporated by reference to exhibit 1.3 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

1.4	Statement of Designation of the Rights, Preferences and Privileges of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 2 to Box Ships Inc.'s Report on Form 6-K, filed with the SEC on June 13, 2012.

1.5	Statement of Designation of the Rights, Preferences and Privileges of 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares of Box Ships Inc., incorporated by reference to exhibit 1.5 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 20, 2014.

1.6	Articles of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on January 26, 2017, incorporated by reference to exhibit 3.01 to Box Ships Inc.’s Current Report on Form 6-K, filed with the SEC on January 30, 2017.

2.1	Form of Common Stock Certificate, incorporated by reference to exhibit 4.1 to Box Ships Inc.'s Registration Statement on Form F-1 (File No. 333-173280), filed with the SEC on April 4, 2011.

2.2	Form of Warrant, incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Current Report on Form 6-K, filed with the SEC on April 11, 2014.

4.1	Administrative Services Agreement between Box Ships Inc. and Allseas Marine S.A., incorporated by reference to exhibit 4.8 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.2	Stockholders Rights Agreement between Box Ships Inc. and Computershare Trust Company N.A., incorporated by reference to exhibit 4.9 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.3	Box Ships Inc. 2011 Equity Incentive Plan, incorporated by reference to exhibit 4.10 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.4	Box Ships Inc. First Amended and Restated 2011 Equity Incentive Plan incorporated by reference to exhibit 4.22 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

4.5	Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to exhibit 4.11 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.6	Manning Agreement, dated May 17, 2011, between Allseas Marine S.A. and Crewcare Inc., incorporated by reference to exhibit 4.30 to Box Ships Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.7	Manning Agreement, dated July 14, 2011, between Lawry Shipping Ltd. and Crewcare Inc., incorporated by reference to exhibit 4.31 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.8	Manning Agreement, dated April 20, 2011, between Amorita Development Inc. and Crewcare Inc., incorporated by reference to exhibit 4.32 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.9	Manning Agreement, dated April 19, 2011, between Efploias Shipping Co. and Crewcare Inc., incorporated by reference to exhibit 4.33 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.10	Manning Agreement, dated April 19, 2011, between Polyaristi Navigation Co. and Crewcare Inc., incorporated by reference to exhibit 4.34 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.11	Manning Agreement, dated May 11, 2011, between Tacita Oceanway Carrier Co. and Crewcare Inc., incorporated by reference to exhibit 4.35 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.12	Manning Agreement, dated May 11, 2011, between Alaqua Marine Limited and Crewcare Inc., incorporated by reference to exhibit 4.36 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.13	Manning Agreement, dated April 20, 2011, between Aral Sea Shipping S.A. and Crewcare Inc., incorporated by reference to exhibit 4.37 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.14	Lease agreement between Box Ships Inc. and Granitis Glyfada Real Estate Ltd., incorporated by reference to exhibit 4.38 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.15	Share Purchase Agreement with Neige International, dated April 10, 2014 incorporated by reference to exhibit 4.71 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 23, 2015.

4.16	Form of Amended and Restated Management Agreement, dated January 2, 2015, between Allseas Marine S.A. and the Company’s various subsidiaries. Incorporated by reference to exhibit 4.34 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.17	Form of Brokerage Agreement, dated January 2, 2015, between Seacommercial Shipping Services S.A. and the Company’s various subsidiaries. Incorporated by reference to exhibit 4.35 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.18	Amended and Restated Compensation Agreement, dated January 2, 2015, between Box Ships Inc. and Allseas Marine S.A. Incorporated by reference to exhibit 4.36 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.19	Compensation Agreement, dated January 2, 2015, between Box Ships Inc. and Seacommercial Shipping Services S.A. Incorporated by reference to exhibit 4.37 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.20	Amended and Restated Executive Services Agreement, dated May 19, 2015, between Box Ships Inc. and Allseas Marine S.A. Incorporated by reference to exhibit 4.38 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.21	Amended and Restated Accounting Agreement, dated May 19, 2015, between Box Ships Inc. and Allseas Marine S.A. Incorporated by reference to exhibit 4.39 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.22	Supplemental Agreement relating to a loan facility of up to $100,000,000 between Polyaristi Navigation, Efploias Shipping Co and Amorita Development as Borrowers and ABN, dated June 25, 2015. Incorporated by reference to exhibit 4.40 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.23	Supplemental Agreement relating to a loan facility up to $25,000,000 between Rosetta Navigation Corp. Limited and Triton Shipping Limited as Borrowers and ABN, dated June 25, 2015. Incorporated by reference to exhibit 4.41 to Box Ships Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

4.24	Form of Securities Exchange Agreement, dated March 3, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on March 4, 2016.

4.25	Form of Securities Exchange Agreement, dated April 7, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 8, 2016.

4.26	Form of Convertible Note, dated April 7, 2016, by and between the Company and the Buyer incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 8, 2016.

4.27	Form of First Supplemental Letter, dated May 6, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.*

4.28	Form of Second Supplemental Letter, dated May 20, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.*

4.29	Form of First Deferral Letter, dated June 7, 2016, by and between the Box Ships Inc. and Credit Suisse AG*

4.30	Form of Third Supplemental Letter, dated June 13, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.*

4.31	Form of Second Deferral Letter, dated June 15, 2016, by and between the Box Ships Inc. and Credit Suisse AG*

4.32	Form of Fourth Supplemental Letter, dated June 24, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.*

4.33	Form of Deferral Letter, dated June 30, 2016, by and between the Box Ships Inc. and Credit Suisse AG*

4.34	Form of Addendum 1 to the Amended and Restated Accounting Agreement, dated July 1, 2016, by and between Box Ships Inc. and Allseas Marine S.A.*

4.35	Form of Supplemental Agreement, dated July 1, 2016, by and between the Company and Credit Suisse AG.*

4.36	Form of Fourth Supplemental Letter, dated July 8, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks.*

4.37	Form of Fourth Supplemental Agreement relating to a loan facility up to $25,000,000 between Rosetta Navigation Corp. Limited and Triton Shipping Limited as Borrowers and ABN, dated July 12, 2016.*

4.38	Form of Third Supplemental Agreement relating to a loan facility of up to $100,000,000 between Polyaristi Navigation, Efploias Shipping Co and Amorita Development as Borrowers and ABN, dated July 12, 2016.*

4.39	Form of Securities Purchase Agreement, dated August 5, 2016, by and between the Company and the Investor, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on August 5, 2016.

4.40	Form of Convertible Note, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on August 5, 2016.

4.41	Form of First Supplemental Letter, dated September 15, 2016, by and between Box Ships Inc. and Credit Suisse AG*

4.42	Form of Settlement Agreement, dated October 28, 2016, by and among Aral Sea Shipping S.A., the Company, Allseas Marine S.A. and UniCredit Bank AG, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on November 16, 2016.

4.43	Form of Third Amending and Restating Agreement, dated November 24, 2016, by and among Polyaristi Navigation Co., Efploias Shipping Co. and Amorita Development Inc., as joint and several borrowers, Box Ships Inc., as corporate guarantor, Allseas Marine S.A., as approved manager, the banks and financial institutions listed in schedule 1, as lenders, ABN Amro Bank N.V., as agent, underwriter and security trustee, ABN Amro Bank N.V. and HSH Nordbank AG, as swap banks, and Azul Shipping Co., Mist Shipping Co. and Great Wave Shipping Co., as shareholders, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on November 30, 2016.

4.44	Form of Share Purchase Agreement, dated November 24, 2016, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on November 30, 2016.

4.45	Form of Settlement and Release Agreement, dated November 29, 2016, by and among the Company, Tacita Oceanway Carrier, Alaqua Marine Limited and Credit Suisse AG, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on December 20, 2016.

8.1	Subsidiaries of Box Ships Inc.*

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.**

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.**

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2016; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and (v) Notes to Consolidated Financial Statements.*

_________

* Previously filed.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOX SHIPS INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

Dated: March 16, 2017

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

/s/ Deloitte Certified Public Accountants S.A.

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

